EUROCASTLE

BEST AVAILABLE COPY

Eurocastle Investment Limited
Suite 6, Borough House
Rue du Pré
St Peter Port
Guernsey
GY1 3RH

February 2, 2006

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BY COURIER

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

RE: Eurocastle Investment Limited
Submission Pursuant to Rule 12g3-2(b)(1)(iii)
File No. 82-34924

Dear Sir or Madam:

On behalf of Eurocastle Investment Limited (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the following documentation which the Company has made public pursuant to Guernsey law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- "Eurocastle to Announce Third Quarter Earnings on 2 November 2005", release dated 31 October 2005.
- Financial Report for the Nine Months Ended 30 September 2005.
- "Eurocastle Announces Proposed Change of Listing", release dated 22 November 2005.
- "Eurocastle Announces Listing on Euronext Amsterdam", release dated 15 December 2005.
- "Eurocastle Named Preferred Bidder for €2 Billion Dresdner Real Estate Portfolio", release dated 21 December 2005.
- "Eurocastle Acquires €2 Billion German Real Estate Portfolio from Dresdner Bank—Transformational Acquisition Making Eurocastle the Largest Publicly Traded Company Focused on German Commercial Real Estate", release dated 22 December 2005.
- Presentation dated December 2005.
- Eurocastle Prospectus Application for Admission to Listing and Trading on Amsterdam dated 14 December 2005.

EUROCASTLE

Eurocastle Investment Limited
Suite 6, Borough House
Rue du Pré
St Peter Port
Guernsey
GY1 3RH

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact me (collect) at +44 20 7290 5642 should you have any questions or require further information. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Miriam Thomas

Miriam Thomas

Enc.

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

Eurocastle to Announce Third Quarter Earnings on 2 November 2005

Guernsey. 31 October 2005 – Eurocastle Investment Limited (LSE: ECT) today announces that it will release the Company's financial results for the third quarter ended 30 September 2005 on Wednesday, 2 November 2005 before the market opens. In addition, management will host an earnings conference call the same day at 1:00 P.M. London time (8:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Third Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on Friday, 18 November 2005 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "1596968."

Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related assets. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

FOR IMMEDIATE RELEASE

Contact:
International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

EUROCASTLE INVESTMENT LIMITED

FINANCIAL REPORT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005

Nine Months 2005 Highlights

- Share offer completed in June 2005, raising net proceeds of €95 million
- Increased dividend by 12.1% from €0.33 per share in Q1 to €0.37 per share in Q3
- Completed two further non-recourse term financings for target real estate debt portfolios of £200 million and €400 million
- Net profit after taxation of €29.6 million for the nine months, or €1.39 per diluted share
- Funds from operations ("FFO") of €22.0 million for the nine months, or €1.04 per diluted share
- FFO return on average invested capital was 12.7%

Third Quarter 2005 Highlights

- Total assets amounted to €1,927.7 million at the quarter end
- Equity book value total of €306.2 million, or €12.65 per share
- Net profit after taxation of €16.4 million for the quarter, or €0.65 per diluted share
- FFO of €9.3 million, or €0.37 per diluted share
- Third quarter dividend of €0.37 per share, to be paid on 11 November 2005
- FFO return on average invested capital during the quarter was 12.5%

Selected Financial Data (amounts in €'000, except share data and supplemental data) Operating Data	**Three Months Ended 30 September 2005**	**Nine Months Ended 30 September 2005**	**Nine Months Ended 30 September 2004**
Net profit after taxation	16,352	29,567	6,970
Earnings per diluted share	0.65	1.39	0.49
FFO	9,298	22,000	6,970
FFO per diluted share	0.37	1.04	0.49
Weighted average number of shares outstanding, diluted	25,046,485	21,206,023	14,302,043

Balance Sheet Data	**As of 30 September 2005**	**As of 31 December 2004**
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,203,752	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	99,632	21,938
Investment property	398,042	318,514
Real estate fund units	181,992	-
Cash and cash equivalents	17,500	10,293
Total assets	1,927,734	1,627,619
Debt obligations	1,550,281	1,154,310
Shareholders' equity	306,237	206,420

Reconciliation of Funds from Operations (FFO) to net profit after taxation	**Three Months Ended 30 September 2005**	**Nine Months Ended 30 September 2005**	**Nine Months Ended 30 September 2004**
Net profit after taxation	16,352	29,567	6,970
Decrease/(increase) in fair value of investment properties	68	(445)	-
Increase in fair value of real estate fund units	(7,122)	(7,122)	-
Funds from operations (FFO)	9,298	22,000	6,970

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties and mark to market fluctuations in real estate fund units. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data

	As of 30 September 2005	As of 31 December 2004
Total debt investments (excluding restricted cash)	1,278,683	1,023,218
Weighted average asset yield	4.06%*	4.18%
Weighted average liability cost	2.72%	2.73%
Weighted average net spread	1.34%	1.45%
Weighted average credit rating	BBB+	BBB+
Weighted average asset credit spread (above Euribor)	1.95%*	1.99%
Percentage investment grade of securities portfolio	92%	93%
Number of securities and loans	106	87

* includes assets and liabilities referenced under a total return swap

Supplemental Total Credit Leased Real Estate Data

	As of 30 September 2005	As of 31 December 2004
Investment properties at fair value	398,042	318,514
Real estate fund units	181,992	-
Total investment in credit leased real estate assets	580,034	318,514
Weighted average asset yield	7.99%	7.10%
Weighted average liability cost	4.78%	4.56%
Weighted average net spread	3.21%	2.54%

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CHAIRMAN'S STATEMENT

Overview

Eurocastle Investment Limited (LSE: ECT) reports net profit after taxation for the quarter ended 30 September 2005 of €16.4 million, or €0.65 per diluted share, as compared to €3.2 million, or €0.17 per diluted share, for the third quarter of 2004. The Company also reports net profit after taxation for the nine months ended 30 September 2005 of €29.6 million, or €1.39 per diluted share, as compared to €7.0 million, or €0.49 per diluted share, for the first nine months of 2004. Funds from operations (or FFO) amounted to €22.0 million and €9.3 million, respectively, for the nine months and quarter ended 30 September 2005. This amount excludes a €7 million increase in the fair value of the Company's credit-leased real estate classified as investment properties and real estate fund units. Eurocastle generated an FFO return on average invested common equity of 12.5% for the quarter, and 12.7% for the nine months, ended 30 September 2005. As of 30 September 2005, the Company's shareholders' equity was €306.2 million or €12.65 per outstanding share, as compared to €203.3 million, or €11.01 per outstanding share, as of 30 September 2004.

Eurocastle's core business strategy is to invest in and manage a diverse portfolio consisting primarily of European credit-leased real estate and European real estate related debt. Based on current opportunities, we see the increased emphasis on investment in the credit-leased real estate side of our business continuing. The Company's objective is to deliver stable and growing dividends and attractive risk-adjusted returns to shareholders by optimizing the difference between the yield on investments and the cost of financing these investments. Since Eurocastle's IPO in June 2004, the Company's annualized dividend to shareholders has increased by approximately 23% from €1.20 to €1.48 per share.

Eurocastle was very active on the investment side during the third quarter and has built a strong pipeline of accretive investments for the near term. Substantially all of the proceeds from Eurocastle's equity capital raise in June 2005 have been invested or committed to investment. Accordingly, Eurocastle expects to be back shortly to raise additional capital.

Third Quarter 2005 Dividend

Eurocastle aims to pay out substantially all of its funds from operations in the form of quarterly dividends to shareholders. On 18 October 2005, the Board of Directors declared a dividend of €0.37 per share for the quarter ended 30 September, an increase of €0.02 per share from the prior quarter. The record date for this increased dividend was 28 October 2005 and the payment date is 11 November 2005.

Investment Activity

Credit-Leased Real Estate Investment Portfolio

Eurocastle has made significant progress in growing its European credit-leased real estate investment portfolio, which comprises investment properties and real estate fund units. During the third quarter, the Company purchased approximately €254 million of credit leased real estate investments in Germany and Italy. These purchases, which are described below, brought directly or indirectly Eurocastle's total credit-leased real estate investments to €580 million at 30 September 2005, or 31% of the Company's total investment portfolio.

i) Investment Properties

During the third quarter, the Company purchased 30 recently developed German retail stores for approximately €79 million. The stores are well-located throughout Germany and are leased on a long-term basis to a number of leading German grocery retailers. In addition, Eurocastle has agreed to acquire or received letters of intent from vendors to sell 47 other German retail properties for approximately €134 million. These transactions are expected to close in the fourth quarter 2005, increasing Eurocastle's credit-leased real estate investment portfolio to approximately €700 million.

ii) Real Estate Fund Units

In July 2005, Eurocastle purchased a €175 million interest (net of accrued income) in a real estate investment fund that owns a portfolio of 394 properties in Italy. The properties are 100% occupied under long-term lease agreements with Italian government agencies.

Real Estate Debt Portfolio

In the nine months ended 30 September 2005, Eurocastle purchased approximately €391 million of real estate related securities and €77 million of real estate related loans, with approximately €240 million in face amount of real estate related securities and real estate loans having been purchased during the quarter ended 30 September 2005. The securities purchased during the quarter had an average credit rating of BBB and an average credit spread above Euribor of 1.15%. Purchases of CMBS in the third quarter amounted to €66.6 million, with an average spread of 1.19% and average rating of BBB. RMBS purchases in the third quarter amounted to €84.0 million, with an average spread of 0.87% and average rating of BBB+. Other ABS purchases in the third quarter amounted to €35.5 million, with an average spread of 1.78% and average rating of BB+. Real estate related loans purchased amounted to €53.5 million with an average spread of 2.66%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the third quarter was €155.7 million, raising the amount of these investments from €1.1 billion at the last quarter end to approximately €1.3 billion at 30 September 2005, an increase of approximately 14%.

The European real estate debt markets remain strong with record-level new issuances. The Company expects this growth to continue to provide significant accretive investment opportunities in real estate related debt. Attractive opportunities to invest in the B-Note and mezzanine loan markets are increasing as this market expands in Europe and we were able to grow the portfolio of these loans by 111% in the third quarter. Eurocastle has developed a robust pipeline of these securities and loan investments for the near term.

Capital Markets

During the second quarter, Eurocastle successfully completed a public offering of 5,740,000 shares resulting in gross proceeds to the Company of approximately €99 million (net proceeds €95 million).

On 14 July 2005, Eurocastle established a €400 million three year extendable revolving credit facility. This facility was used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is being used to acquire further real estate debt. At 30 September 2005, approximately €161.9 million had been drawn under this facility.

During the third quarter, Eurocastle financed its credit-leased real estate investment purchases with fixed rate term loans, which has eliminated exposure to increased interest rates. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Investment Portfolio

Credit-Leased Real Estate Investment Portfolio

As of 30 September 2005, Eurocastle owned an approximately €580 million portfolio of credit-leased real estate investments, comprising investment properties of €398 million and real estate fund units of €182 million. This portfolio represents 30% of the Company's total assets.

i) Investment Properties

The credit-leased real estate portfolio included €318 million of German bank properties purchased in December 2004 and €80 million of German retail stores. The German bank investment consists of 96 properties, or approximately 295,000 square meters of office space, which is leased primarily to Deutsche Bank for an average of 6.4 years. Since acquiring the portfolio in December 2004, Eurocastle has added 16 new leases, bringing the total occupancy of this portfolio to approximately 76%. The Company also owns 30 recently developed German retail properties. These properties are located in popular sites throughout Germany and are leased to some of the country's largest grocery retailers for an average term of approximately 11 years.

ii) Real Estate Fund Units

Eurocastle has a €182 million interest in a real estate investment fund that owns a portfolio of 394 Italian properties. The properties are let to Italian government agencies. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years. The properties have a total occupancy of 100%.

Real Estate Debt Portfolio

As of 30 September 2005, Eurocastle's total real estate debt portfolio of approximately €1.3 billion, which represents approximately 68% of the Company's total assets, included €604.8 million of CMBS, €574.2 million of other asset backed securities, €99.6 million of loans and €24.7 million of cash held pending investment in additional real estate related debt. The real estate debt portfolio is well diversified with 106 securities and loans and an average life of approximately 4.06 years; approximately 96% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 52% in the UK, 13% in Italy, 13% in Germany, 11% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB+ and approximately 92% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.95% as of 30 September 2005.

CHAIRMAN'S STATEMENT (cont'd)

Eurocastle's real estate debt portfolio has continued to perform well. As of 30 September 2005, none of the Company's securities or loans have defaulted, and there have been no principal losses to date. Eurocastle continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

About Eurocastle

Eurocastle Investment Limited is a Euro-denominated Guernsey closed-end investment company listed on the London Stock Exchange as a property investment company. The Company invests in and manages a diverse portfolio consisting primarily of European credit-leased real estate and real estate related debt. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management. For more information regarding Eurocastle and to be added to our email distribution list, please visit www.eurocastleinv.com.

Conference Call

Management will conduct a conference call on Wednesday, 2 November 2005 to review the Company's financial results for the quarter ended 30 September 2005. The conference call is scheduled for 1:00 P.M. London time (8:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Third Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 18 November 2005 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "1596968."

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have been instructed by the Company to review the financial information for the nine months ended 30 September 2005 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Equity and the related notes 1 to 18. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the United Kingdom Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the nine months ended 30 September 2005.

Ernst & Young LLP
London

01 November 2005

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	**Unaudited Three Months Ended 30 September 2005 €'000**	**Unaudited Nine Months Ended 30 September 2005 €'000**	Unaudited Three Months Ended 30 September 2004 €'000	Unaudited Nine Months Ended 30 September 2004 €'000
Operating income					
Interest income		16,970	47,408	9,020	11,784
Rental income		6,408	19,063	-	-
Unrealised gain on securities portfolio contract		-	-	84	4,140
Real estate fund unit interest income		3,607	3,607	-	-
Realised gain on disposal of available-for-sale securities		380	2,233	-	-
Realised gain on disposal of investment properties		731	731	-	-
(Decrease)/Increase in fair value of investment properties		(68)	445	-	-
Increase in fair value of real estate fund unit		7,122	7,122	-	-
Increase in fair value of total return swap		428	428	-	-
Total operating income		35,578	81,037	9,104	15,924
Operating expenses					
Interest expense		14,876	40,371	4,512	6,320
Losses on foreign currency contracts/currency translation		314	1,473	230	280
Property expenses		917	2,120	-	-
Other operating expenses	3	2,529	6,629	1,179	2,354
Total operating expenses		18,636	50,593	5,921	8,954
Profit on ordinary activities before taxation		16,942	30,444	3,183	6,970
Taxation expense	4	590	877	-	-
Net profit after taxation		16,352	29,567	3,183	6,970
Earnings per ordinary share (adjusted for share consolidation)					
Basic	14	0.68	1.45	0.17	0.49
Diluted	14	0.65	1.39	0.17	0.49
Weighted average ordinary shares outstanding (adjusted for share consolidation)					
Basic	15	24,209,670	20,443,707	18,463,670	14,140,801
Diluted	15	25,046,485	21,206,023	18,943,733	14,302,043

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 September 2005 €'000	31 December 2004 €'000
Assets			
Cash and cash equivalents		17,500	10,293
Restricted cash		1,879	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	5	1,143,354	796,522
Asset backed securities pledged under repurchase agreements	5	60,398	467,962
Real estate related loans	6	63,328	21,938
Real estate related loans pledged under repurchase agreements	6	36,304	-
Real estate fund units	8	181,992	-
Investment property	9	398,042	318,514
Other assets	7	24,937	9,578
Total assets		1,927,734	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 30 September 2005	15	286,814	192,309
Net unrealised gain on available-for-sale securities	5	7,070	6,604
Hedging reserve	5,16	(5,976)	713
Accumulated profit		17,309	6,394
Other reserves	15	1,020	400
Total equity		306,237	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	10	863,055	347,877
Bank borrowings	11	602,463	608,849
Repurchase agreements	12	84,763	197,584
Taxation payable	4	877	-
Trade and other payables	13	70,337	266,887
Total liabilities		1,621,495	1,421,197
Total equity and liabilities		1,927,734	1,627,619

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Nine Months to 30 September 2005 €'000	Unaudited Nine Months to 30 September 2004 €'000
Cash Flows From Operating Activities		
Net profit before taxation	30,444	6,970
Adjustments for:		
Gain on disposal of investment properties	(731)	-
Unrealised (gain)/loss on foreign currency contracts	(106)	(918)
Accretion of discounts on securities	(3,561)	(480)
Amortisation of borrowing costs	(382)	121
Gain on disposal of available-for-sale securities	(2,233)	-
Shares granted to Directors	108	72
Gain on revaluation of real estate fund units	(7,122)	-
Revaluation (gain) on investment properties	(445)	-
Net change in operating assets and liabilities:		
Decrease/(Increase) in restricted cash	933	(2,273)
Increase in other assets	(15,966)	(5,591)
Increase in trade and other payables	51,525	10,930
Net cash flows used in operating activities	52,464	8,831
Cash Flows From Investing Activities		
Securities portfolio contract deposit	-	(59,000)
Repayment of securities portfolio contract deposit	-	119,388
Repayment of security principal	-	9,106
Additions to investment property	(79,542)	-
Proceeds from disposal of investment property	1,190	-
Acquisition of real estate fund units	(174,870)	-
Net purchase of available-for-sale securities/loans	(392,494)	(866,044)
Proceeds from sale of available-for-sale-securities	127,741	-
Net cash flows used in investing activities	(517,975)	(796,550)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(3,998)	(4,745)
Proceeds from issuance of bonds	520,083	351,000
Costs related to issuance of bonds	(4,523)	(3,342)
Borrowings under repurchase agreements	(112,821)	146,683
Repayments under warehouse borrowing facility	(350,843)	159,564
Net movement of bank borrowings	344,457	-
Dividends paid to shareholders	(18,652)	-
Net cash flows from financing activities	472,718	787,648
Net Increase/(Decrease) in Cash and Cash Equivalents	7,207	(71)
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	17,500	1,619

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	-	-	-	(98)	58,929
Effect of adopting IFRS 2	-	-	200	-	-	-	200
Costs related to issuance of shares on IPO	-	(200)	-	-	-	-	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	-	-	(98)	58,929
Second capital call on existing shares	-	59,288	-	-	-	-	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	-	-	-	-	79,200
Effect of adoption of IFRS 2 – fair value of share options	-	-	200	-	-	-	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	-	(4,945)	-	-	-	-	(4,945)
Issuance of ordinary shares to Directors	6,000	72	-	-	-	-	72
Net unrealised loss on available for sale securities	-	-	-	3,601	-	-	3,601
Net profit	-	-	-	-	-	6,970	6,970
At 30 September 2004 (restated) (unaudited)	18,463,670	192,442	400	3,601	-	6,872	203,315
At 1 October 2004 (restated)	18,463,670	192,442	400	3,601	-	6,872	203,315
Costs related to issuance of ordinary shares on IPO	-	(133)	-	-	-	-	(133)
Net unrealised gain on available for sale securities	-	-	-	3,003	-	-	3,003
Net unrealised gain on hedge instruments	-	-	-	-	713	-	713
Net gains not recognised in the income statement	-	-	400	6,604	713	-	7,717
Net profit for the period	-	-	-	-	-	5,159	5,159
Total income and expense for the year	-	-	400	6,604	713	12,031	19,748
Dividends paid	-	-	-	-	-	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (cont'd)

	Ordinary Shares (adjusted for share consolidation)	Share Capital €'000	Other Reserves €'000	Net Unrealised Gains/ (Losses) €'000	Hedging Reserves €'000	Accumulated Profit (Loss) €'000	Total Equity €'000
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	-	-	-	2,247	-	-	2,247
Issuance of shares – June 2005	5,740,000	99,015	-	-	-	-	99,015
Costs related to issue of shares – June 2005	-	(3,998)	-	-	-	-	(3,998)
Issuance of ordinary shares to Directors	6,000	108	-	-	-	-	108
Realised losses reclassified to the income statement	-	-	-	2	-	-	2
Realised gains reclassified to the income statement	-	-	-	(1,783)	-	-	(1,783)
Net unrealised loss on hedge instruments	-	-	-	-	(6,689)	-	(6,689)
Cost related to issue of options on follow on share issue	-	(620)	620	-	-	-	-
Net gains not recognised in the income statement	-	-	1,020	7,070	(5,976)	-	2,114
Net profit for the period	-	-	-	-	-	29,567	29,567
Total income and expense for the period	-	-	-	466	(6,689)	29,567	23,344
Dividends paid and declared	-	-	-	-	-	(18,652)	(18,652)
At 30 September 2005 (unaudited)	24,209,670	286,814	1,020	7,070	(5,976)	17,309	306,237

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on the London Stock Exchange as a property investment company. The principal activities of the Company include the investing in, financing and managing of European real estate securities, other European asset backed securities, and other European real estate related assets.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements." In preparing interim financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Company's consolidated interim financial statements:

> *IFRS 2 "Share-based payments"* – Share options granted in 2003 and 2004 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.

IAS 39 Financial Instruments: Recognition and Measurement - Asset backed securities, available for sale at fair value of €60 million (31 December 2004: €468.0 million) and real estate loans of €36 million (31 December 2004: nil) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the nine months ended 30 September 2005. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 30 September 2005, the Company's subsidiaries consisted of Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation – Special Purpose Entities, the Company consolidates CDO I, CDO II, CDO III and CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its German bank branch and office portfolio of investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Eurocastle acquired retail property in Germany through two German partnerships Bastion Gmbh & Co. KG ("Bastion") and Belfry Gmbh & Co. KG ("Belfry"). These two partnerships hold 9 and 21 assets respectively as at 30 September 2005. Each of the two German partnerships are 100% owned by two Luxembourg limited partners set up as sociétés à responsabilité limitée (Sàrl), each such pair being held fully by a further Luxembourg Sàrl, which in turn is 100% owned by Eurocastle's principal direct real estate holding entity, Luxgate Sàrl, a subsidiary of Eurocastle Investment Limited.

Eurocastle's investment in real estate fund units are held by Finial Sàrl, a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts, total return swaps, real estate fund units and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a 'loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property is initially recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognized in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the nine months ended 30 September 2005 relates to these subsidiaries.

The German subsidiaries Bastion GmbH & Co KG and Belfry GmbH & Co KG are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the nine months ended 30 September 2005.

Foreign Currency Translation

The functional and presentation currency of the Company and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payment the Company has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

3. *OTHER OPERATING EXPENSES*

	Unaudited Three Months to 30 September 2005 €'000	**Unaudited Nine Months to 30 September 2005 €'000**	Unaudited Three Months to 30 September 2004 €'000	Unaudited Nine Months to 30 September 2004 €'000
Professional fees	353	1,149	217	614
Management fees	1,088	2,537	729	1,370
Incentive fees	1,008	2,463	-	-
Other	80	480	233	370
	2,529	6,629	1,179	2,354

4. TAXATION EXPENSE

The taxation expense for the nine months ended 30 September 2005 relates to the Company's German subsidiary companies as described in Note 2. The tax charge on Longwave and Shortwave is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses, and includes tax on the gain arising from the disposal of a property during the period. Bastion and Belfry are subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax *accrual has been made for the nine months ended 30 September 2005.*

5. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 30 September 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	161,781	161,671	1,992	(36)	163,627	BBB	3.95%	3.99%	3.45
Other ABS	230,319	230,706	2,955	(147)	233,514	BBB+	4.04%	4.07%	3.75
	392,100	392,377	4,947	(183)	397,141	BBB+	4.00%	4.04%	3.63
Portfolio II									
CMBS	132,185	132,009	578	(476)	132,111	BBB	3.58%	3.63%	5.21
Other ABS	145,198	145,541	509	(454)	145,596	BBB	3.54%	3.49%	5.17
	277,383	277,550	1,087	(930)	277,707	BBB	3.56%	3.56%	5.19
Portfolio III									
CMBS	128,135	128,249	975	(163)	129,061	BBB-	4.20%	4.20%	4.78
Other ABS	152,913	152,715	1,267	(169)	153,813	BBB+	3.89%	4.08%	3.50
	281,048	280,964	2,242	(332)	282,874	BBB	4.03%	4.14%	4.08
Portfolio IV									
CMBS	120,249	119,374	290	(58)	119,606	BBB+	3.78%	3.99%	4.10
Other ABS	41,173	41,295	146	(116)	41,325	BBB	3.62%	3.52%	6.09
	161,422	160,669	436	(174)	160,931	BBB+	3.74%	3.87%	4.61
Total Portfolio	**1,111,953**	**1,111,560**	**8,712**	**(1,619)**	**1,118,653**	**BBB**	**3.86%**	**3.92%**	**4.27**
Other Securities									
CMBS	60,493	60,421	82	(105)	60,398	AA	2.63%	2.78%	0.11
Other ABS	-	-	-	-	-	-	-	-	
	60,493	**60,421**	**82**	**(105)**	**60,398**	**AA**	**2.63%**	**2.78%**	**0.11**
	1,172,446	**1,171,981**	**8,794**	**(1,724)**	**1,179,051**	**BBB+**	**3.80%**	**3.86%**	**4.06**
Restricted Cash – Cash to be Invested					**24,701**				
Total Asset Backed Securities (including cash to be invested) (unaudited)					**1,203,752**				

CMBS – Commercial Mortgage Backed Securities
Other ABS – Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 10).

Asset backed securities, available for sale at fair value of €60.4 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	Unaudited 30 September 2005 €'000	31 December 2004 €'000
Asset backed securities, available for sale (includes cash to be invested)	1,143,354	796,522
Asset backed securities pledged under repurchase agreements	60,398	467,962
Total asset backed securities	1,203,752	1,264,484

Cumulative net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	Unaudited 30 September 2005 €'000	31 December 2004 €'000
Unrealised gains on available-for-sale securities	8,794	7,833
Unrealised losses on available-for-sale securities	(1,724)	(1,229)
Unrealised (loss)/gain on hedge instruments (Note 16)	(5,976)	713
	1,094	7,317

6. REAL ESTATE LOANS

			Gross Unrealised			Weighted Average			
	Current Face Amount €'000	Amortised Cost Basis €'000	Gains €'000	Losses €'000	Carrying Value €'000	S&P Rating	Coupon	Yield	Maturity (Years)
Real estate loans	100,165	99,632	-	-	99,632	*	5.66%	5.70%	4.03

* Included in real estate loans are loans with a total current face amount of €39.8 million and with an average rating of BB from Standard and Poors.

Real estate loans with a carrying value of €36.3 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these loans have been reclassified as pledged assets as follows:

	Unaudited 30 September 2005 €'000	31 December 2004 €'000
Real estate loans	63,328	21,938
Real estate loans pledged under repurchase agreements	36,304	-
Total real estate loans	99,632	21,938

7. OTHER ASSETS

	Unaudited 30 September 2005 €'000	31 December 2004 €'000
Interest receivable	12,210	7,800
Rent receivable	583	344
Deferred financing costs	-	217
Prepaid expenses	396	227
Derivative assets	106	990
Unsettled security transactions	1,990	-
Fair value of total return swap (note 7.1)	428	-
Collateral deposit – total return swap	8,066	-
Other assets	1,158	-
	24,937	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

7.1 Total Return Swap

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average - "SONIA") on the notional amount plus any negative change in value amounts from such loan. The contract has been recorded as a Derivative Asset and is treated as a trading asset that is not designated as an Effective Hedging Instrument for accounting purposes and is therefore marked to market through profit and loss. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the referenced term loan.

8. REAL ESTATE FUND UNITS

In July 2005, the Company purchased an €184 million interest in 1,450 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio, with a 12 month prior notice. The properties have a total occupancy of 100%.

	EUR '000 (unaudited)
At 1 January 2005	-
Purchase of real estate fund units	184,150
Less unit distribution	(9,280)
Increase in fair value	7,122
At 30 September 2005	**181,992**

9. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

EUR '000 (unaudited)	Land & Buildings	Leasehold Property	Total
At 1 January 2005	303,480	15,034	318,514
Additions	79,542	-	79,542
Disposals	(459)	-	(459)
Increase in fair value	389	56	445
At 30 September 2005	**382,952**	**15,090**	**398,042**

The Company acquired 30 retail properties in the August and September 2005 at a cost of €79 million. These assets are located mainly in medium sized regional towns in southern Germany and are 85% occupied by national retailers on long term leases. The retail portfolio has a weighted average unexpired lease term of 10.9 years. The existing office portfolio consists of 96 office and banking hall assets located throughout metropolitan and regional Germany, predominantly in western Germany. The office portfolio was acquired from Deutsche Bank, which remains the largest tenant, occupying approximately 52% of the portfolio by area.

In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the Consolidated Income Statement. Fair values for the properties acquired during the period have been assessed by the company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value have been brought to account in the current period. These values are supported by reference to comparable transactions in the market.

Investment properties have been valued at fair value and are determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. These values are supported by an independent valuation.

The value of investment property incorporates five properties which are considered finance or operating leases. As the Company has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under the IAS 17 and IAS 40. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in the balance sheet.

During the quarter the Company disposed of a small parcel of land in the office portfolio to the occupying tenant realising a profit on sale before tax of €0.7 million.

10. BONDS PAYABLE

CDO Bonds

As at 30 September 2005 (unaudited)

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A,B and C Notes	AAA/AA/ A	872,257	863,055	2.70	8.5

As at 31 December 2004

Class	*Rating*	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A and B Notes	AAA/AA	351,000	347,877	2.78%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

11. BANK BORROWINGS

The bank borrowings comprises of:

		Unaudited 30 September 2005 €'000	31 December 2004 €'000
Warehouse borrowing	(Note 11.1)	-	350,843
Term finance	(Note 11.2)	592,067	244,006
Revolving credit facility	(Note 11.3)	-	14,000
Other short term financing	(Note 11.4)	10,396	-
		602,463	608,849

11.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Company used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of the credit facility provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

11.2 Term Financing

Real Estate Debt

On 14 July 2005, the Company through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank in order to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Company is required to make to support the portfolio from time to time. The facility is secured over, inter alia, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model. As at 30 September 2005, €169 million had been drawn under the facility at an interest rate of Euribor + 0.46% p.a.

Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, all the real estate purchased as well as over rental streams and bank accounts. The remaining term of the facility is 7.8 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18% p.a, payable quarterly.

On 17 August 2005, in order to finance the Belfry Portfolio, the Company entered into a non-recourse €56.2 million ten year loan facility. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. The loan is a fixed rate loan at 10 year Euribor swap rate plus a margin of 1.40%, payable quarterly.

On 30 September 2005, in order to finance the Bastion Portfolio, the Company entered into a non-recourse €26.5 million seven year loan facility. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. The interest rate on the loan is Euribor + 1.20%, payable quarterly.

Real Estate Fund Units

On 22 July 2005, the Company entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, inter alia, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Company acquired a further 50 Class A Units through the same facility.

11.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

11.4 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Company entered into a full recourse €11.3 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Euribor + 1.85%.

12. REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €84.8 million and 2.60%, respectively at 30 September 2005.

13. TRADE AND OTHER PAYABLES

	Unaudited 30 September 2005 €'000	31 December 2004 €'000
Security deposit	5,086	5,000
Unsettled security purchases	41,435	254,051
Interest payable	3,900	2,283
Due to affiliates – Manager	2,814	237
Derivative liabilities	5,976	-
Finance & operating lease payable	2,886	2,925
Accrued expenses & other payables	8,240	2,391
	70,337	266,887

14. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Unaudited Nine Months Ended 30 September 2005	Unaudited Nine Months Ended 30 September 2004
Weighted average number of ordinary shares, outstanding basic	20,443,707	14,140,801
Dilutive effect of ordinary share options	762,316	161,242
Weighted average number of ordinary shares outstanding, diluted	**21,206,023**	14,302,043

15. SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (cont'd)

16. HEDGE ACCOUNTING - CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Company are as follows:

Investment Property:

	Unaudited 30 September 2005 €000	31 December 2004 €000
Nominal amount	210,000	210,000
Pay rate	3.47 %	3.47%
Receive rate	3 Month Euribor	3 Month Euribor
Remaining life	7.6 years	8.3 years
Fair value of swaps (liabilities)/assets	(4,835)	713

Real Estate Fund Units:

	Unaudited 30 September 2005 €000	31 December 2004 €000
Nominal amount	117,813	-
Pay rate	3.45%	-
Receive rate	3 Month Euribor	-
Remaining life	11.3 years	-
Fair value of swaps liabilities	(1,141)	-

17. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

18. DIVIDENDS PAID & DECLARED

	Unaudited Nine months ended 30 September 2005 €000
Paid during the 9 months ended 30 September 2005:	18,652
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
First quarter dividend for 2005: €0.33 (2004: nil)	6,095
Second quarter dividend for 2005: €0.35 (2004: nil)	6,464
	18,652
Third quarter dividend declared on 20 October 2005: €0.37 (2004: nil)	8,958

EUROCASTLE INVESTMENT LIMITED

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: + 44 1481 723450

Eurocastle Announces Proposed Change of Listing

Guernsey: 22 November 2005 – Eurocastle Investment Limited (the "Company") (LSE: ECT) today announces that it intends to list its Shares on Euronext Amsterdam. The Directors consider that a listing on Euronext Amsterdam better reflects the Company's investment focus in mainland Europe and the denomination of both its reporting currency and Share price in Euros. It is currently expected that the Company's Shares will be listed and admitted to trading on Euronext Amsterdam during the week commencing 12 December 2005.

The Directors also consider that, as and when the Company has a Euronext Amsterdam listing, its London listing be cancelled, which is expected on or about 22 December 2005.

In the event the Company's Shares are listed on Euronext and thereafter its listing on London Stock Exchange is cancelled, the UK Takeover Code and the shareholder/stakebuilding protections it contains will nonetheless continue to apply to ECT and the FSA will continue to approve prospectuses issued by ECT in connection with any future capital raises.

The requirements that will apply to the Company under the Euronext rules once it has a listing on Euronext Amsterdam differ in a number of respects from those that currently apply to it under the UK listing rules.

In the event the Company's Shares are listed solely on Euronext, the London rules which would cease to apply to it include:

Rules (generally real-estate specific) on portfolio spreading, rental concentration and vacancy limits;

Rule that prohibits material changes to investment policies without the approval of shareholders (but requirement for Board approval for any such changes remain unchanged);

Rules relating to significant property disposals and acquisitions that, amongst other things, require shareholder approval of such transactions where they exceed a certain size.

The Company will make further announcements regarding progress in implementing the proposals outlined above and of any changes to them, including any changes to the expected timetable. The Company will also be required to prepare a prospectus in connection with its application for a listing on Euronext Amsterdam. This prospectus will be made publicly available in due course through the usual channels and, amongst other things, will contain further information about Euronext Amsterdam (including regarding trading, clearing and settlement on that market).

About Eurocastle

Eurocastle Investment Limited is a Euro denominated Guernsey closed-ended investment company that invests in and manages a diverse portfolio consisting primarily of European credit leased real estate and real estate related debt. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

EUROCASTLE INVESTMENT LIMITED

Contact:
International Administration (Guernsey) limited
Company Administrator
Attn: Mark Woodall
Tel: +44 1481 723450

Eurocastle Announces Listing on Euronext Amsterdam

Guernsey. 15 December 2005 - Eurocastle Investment Limited (the "Company") announces that its Shares have been admitted to trading on Euronext Amsterdam effective today. As previously indicated it is the Company's intention, now its listing on Euronext Amsterdam has been obtained, to cancel its London listing from 8am on 22 December 2005.

A prospectus relating to the Company has been produced in connection with its listing on Euronext Amsterdam and is available for inspection by the public, Monday through Friday (excluding any public holiday) during normal business hours, at the UK Listing Authority's Document Viewing Facility which is located at:

Financial Services Authority
25 The North Colonnade
London E14 5HS

About Eurocastle

Eurocastle Investment Limited is a Euro denominated Guernsey closed-ended investment company that invests in and manages a diverse portfolio consisting primarily of European credit leased real estate and real estate related debt. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: + 44 1481 723450

Eurocastle Named Preferred Bidder for €2 Billion Dresdner Real Estate Portfolio

London. 21 December 2005 – Eurocastle Investment Limited (Amsterdam Euronext: ECT), which is managed by Fortress Investment Group, confirms today that it has been named preferred bidder to acquire an approximately €2 billion German real estate portfolio from Dresdner Bank AG. Once a definitive agreement is reached, a more detailed press release will be issued and a conference call will be scheduled.

About Eurocastle

Eurocastle Investment Limited is a Euro denominated Guernsey closed-ended investment company that invests in and manages a diverse portfolio consisting primarily of European credit leased real estate and real estate related debt. Eurocastle is managed by Fortress Investment Group, a global alternative investment and asset management firm with approximately $16 billion in equity capital currently under management. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

Contact for journalists:

Lilly H. Donohue
Fortress Investment Group
Tel: +1-212-798-6118

Winfried Peters
Citigate Demuth
Tel: +49-69-170071-29

Robert Kauffman
Fortress Investment Group
Tel: +44-207-2905608

RECEIVED
2006 FEB -6 P 3:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

EUROCASTLE INVESTMENT LIMITED

FOR IMMEDIATE RELEASE

Contact:

International Administration (Guernsey) Limited
Company Administrator
Attn: Mark Woodall
Tel: + 44 1481 723450

Eurocastle Acquires €2 Billion German Real Estate Portfolio from Dresdner Bank –

Transformational Acquisition Making Eurocastle the

Largest Publicly Traded Company Focused on German Commercial Real Estate

---

London, 22 December 2005 – Eurocastle Investment Limited (Euronext Amsterdam: ECT), which is managed by Fortress Investment Group LLC, today announced that it has signed a definitive agreement with Dresdner Bank AG to acquire 100% of an open-end fund which owns a portfolio of 303 commercial properties for approximately €2 billion. The properties consist primarily of office buildings and are largely occupied by Dresdner. The bank will continue to occupy their current space which represents approximately 80% of rental income on the portfolio. Dresdner's average remaining lease term is 9 years, while the average remaining lease term of the entire portfolio is approximately 8 years. Approximately 15% of the portfolio is currently vacant.

The properties, totaling approximately 9 million square feet (845,516 square meters) of leasable space, are located throughout Germany, with concentrations in Frankfurt, Hamburg, Munich, Düsseldorf and Berlin. The assets are generally in major metropolitan areas and Eurocastle believes that the properties are among the best-located and highest quality assets in their respective markets. The purchase reflects an unleveraged initial yield of approximately 5%.

"This transaction provided a unique opportunity for Eurocastle to acquire a large scale portfolio that combines prime assets with a high quality core tenant under long-term leases," commented Robert Kauffman, head of Fortress's European investment operations. "We look forward to a strong partnership with Dresdner and the Allianz Group."

Eurocastle expects to fund the purchase with equity and debt financing. The debt has been committed to by various banks and the equity will be raised through a public offering of common stock combined with an investment from a private equity fund managed by Fortress Investment Group. The closing of this transaction is expected to occur in the beginning of 2006.

Today, Eurocastle's investment portfolio is made up of approximately 50% in credit leased real estate and 50% real estate debt and securities (based on invested equity). Upon the closing of this transaction, credit leased real estate will increase to at least 75% of Eurocastle's portfolio, and will include over 17 million square feet (1.6 million square meters) of leasable European commercial real estate, with German assets making up 93% of Eurocastle's direct real estate investments.

Following the acquisition, Eurocastle will own approximately €2.7 billion of commercial real estate assets, together with €1.6 billion of real estate securities and other real estate related loans.

With respect to the transaction, Eurocastle director, Wesley Edens said, "The acquisition of the Dresdner portfolio provides Eurocastle with an attractive opportunity to accelerate our stated strategy and interest in Germany. This transaction will mark a significant transformation for Eurocastle, making us one of the largest owners of commercial real estate in Germany. We now own one of the best office portfolios in Germany and expect the Dresdner assets to provide a valuable new source of income growth and platform for other strategic acquisitions."

The transaction, together with existing assets, gives Eurocastle a distinctive leadership position in the commercial property sector in Germany. Attractive features of the investment include:

- High quality assets – The Dresdner portfolio is among the highest quality commercial portfolios in Germany, and provides a unique opportunity to increase Eurocastle's exposure to the recovering German commercial real estate sector on a large scale. The portfolio consists of primarily Class A office space in the major metropolitan areas in Germany, as well as smaller assets spread throughout Germany but situated primarily in prime locations within those jurisdictions.

- Stable cash flows – The leases with Dresdner, a AA3/AA- rated credit, represent 80% of current income on the portfolio with an average lease term of approximately 9 years. The portfolio provides a stable 5% initial yield with upside potential as the properties are fully leased.

- Improving real estate fundamentals – Germany's commercial property markets, which have been severely affected by overbuilding and five years of sluggish economic growth, appear to have bottomed out. With little new construction taking place, the Dresdner portfolio is well positioned to benefit from positive net space absorption in its major markets.

We also believe that with this acquisition, the Company will be in a strong position to take advantage of growing investor demand for exposure to the sector. Pending adoption of REIT legislation in Germany, improving real estate fundamentals and distress among German open end funds are expected to provide strong growth prospects for Eurocastle.

Conference Call

Management will conduct a conference call on Wednesday, 4 January 2006 to review the Dresdner acquisition. The conference call is scheduled for 3:00 P.M. London time (10:00

A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Dresdner Acquisition Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 31 January 2006 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "3834413."

About Eurocastle

Eurocastle Investment Limited is a Euro denominated Guernsey closed-ended investment company that invests in and manages a diverse portfolio consisting primarily of European credit leased real estate and real estate related debt. Eurocastle is managed by Fortress Investment Group, a global alternative investment and asset management firm with approximately $16 billion in equity capital currently under management. For more information regarding Eurocastle Investment Limited and to be added to our email distribution list, please visit www.eurocastleinv.com.

Forward-Looking Statements

Some of the statements in this announcement may include forward-looking statements which reflect the Company's or, as appropriate, the Directors' current views with respect to future events and financial performance. These statements include forward-looking statements. Statements which include the words "expect", "intend", "plan", "project", "anticipate", "will" and similar statements of a future or forward-looking nature identify forward-looking statements for the purposes of the US federal securities laws or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause the Company's actual results to differ materially from those indicated in these statements.

Any forward-looking statements reflect the Company's current views with respect to future events and are subject to risks, uncertainties and assumptions relating to the Company's operations, results, strategy and liquidity. Subject to its legal and regulatory obligations, the Company undertakes no obligation to publicly update or review any forward-looking statement contained in this announcement, whether as a result of new information, future developments or otherwise.

Contact for journalists:

Lilly H. Donohue, Fortress Investment Group
Tel: +1-212-798-6118

Winfried Peters, Citigate Demuth
Tel: +49-69-170071-29

Robert Kauffman, Fortress Investment Group
Tel: +44-207-2905608

EUROCASTLE

Bruce Snider
Stephen Charlton

Fortress Investment Group

December 2005

Disclaimer

This presentation has been prepared by Eurocastle Investment Limited (the "Company") solely for use at informational meetings. This presentation contains forward-looking statements that involve substantial inherent risks and uncertainties, and actual results and developments may differ materially from those expressed or implied by these statements due to a variety of factors. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of the information or opinions contained herein and no reliance should be placed upon them. None of the Company, connected persons or any other person accepts any responsibility for any loss howsoever arising, directly or indirectly, from the information contained in this presentation.

This presentation does not constitute or form part of, and should not be construed as, any offer for purchase, sale or subscription of or solicitation or invitation of any offer to buy, sell or to subscribe for any securities nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. Persons who intend to subscribe for shares in the Company are reminded that any such subscription should be made solely on the basis of the information contained in the related listing particulars published or to be published in due course, which may be different from the information contained herein. This presentation does not constitute a recommendation regarding the shares in the Company. The information contained herein is for information purposes only and does not purport to contain all information that may be required to evaluate the Company and/or its financial position.

The contents of this presentation are confidential and should not be distributed, published or reproduced (in whole or in part) by means of any medium or in any form, or disclosed by recipients, to any other person. The distribution of this document and any offering and sale of shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions could result in a violation of the laws of such jurisdiction. Neither this document nor any copy of it may be taken or transmitted into the United States of America, its territories or possessions or distributed, directly or indirectly, in the United States of America, its territories or possessions or to any US person, save to persons reasonably believed to be qualified institutional buyers (QIBs)(as defined in Rule 144A under the US Securities Act of 1933 as amended (Securities Act)) or accredited investors (as defined in Reg D under the Securities Act) who are also qualified purchasers or knowledgeable employees (as defined pursuant to the US Investment Company Act of 1940, as amended). Neither this document nor any copy of it may be taken or transmitted into Australia, Canada or Japan or to Canadian persons or to any securities analyst or other person in any of those jurisdictions. Any failure to comply with this restriction may constitute a violation of United States, Australian, Canadian or Japanese securities law. The securities referred to herein have not been and will not be registered under the applicable securities laws of the United States, Canada, Australia or Japan and, subject to certain exceptions, may not be offered or sold within the United States, Canada, Australia or Japan or to any national, resident or citizen of Canada, Australia or Japan. The Company is not, and will not be, registered under the US Investment Company Act of 1940, as amended, and investors will not be entitled to the benefits of such Act.

This presentation is being made only to and is directed at (i) persons who have professional experience in matters relating to investments who fall within Article 19(1) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this presentation or any of its contents. Any investment or investment activity to which the presentation and these slides relates is available only to relevant persons and will be engaged in only with relevant persons.

The performance of stock of companies sponsored or managed by Fortress and its affiliates should not be understood to be indicative of the potential performance of the Company's shares. In addition, the Company's past financial and share performance are not indicative of any future financial or share performance.

Overview of Eurocastle

- European "REIT" investing in real estate related assets
  - IPO in June 2004 (€12.00 per share) – LSE listed under the symbol ECT
  - December 2005 listed on Amsterdam Euronext under the symbol ECT and delisted from LSE
- Managed by Fortress Investment Group
  - Significant sponsor investment – Fortress owns approximately 10% of current common equity
- Pays stable and growing quarterly dividends

Ann. Div. Per Share: 23% Growth



€1.50
€1.30
€1.10
€1.20
€1.32
€1.32
€1.40
€1.48
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005

Book Value Per Share: 19% Growth



€13.00
€12.00
€11.00
€10.00
€10.64
€11.01
€11.18
€11.36
€12.06
€12.65
Q2 2004
Q3 2004
Q4 2004
Q1 2005
Q2 2005
Q3 2005

Fortress Investment Group

- Global alternative investment and asset management firm founded in 1998 with approximately US$16 billion in equity capital under management
- Strong track record of building successful public and private investment businesses

Fortress Investment Group

- Offices in New York and affiliates in Dallas, Frankfurt, Geneva, London, Rome, San Diego, Sydney, Toronto and Hong Kong
- Approx. 400 Employees

Private Equity
$7.0 Billion[1]

- Fortress Investment Fund
- Fortress Investment Fund II
- Fortress Investment Fund III
- Fortress Investment Deutschland

Dividend Paying Companies
$1.7 Billion[1]

- **Eurocastle Investment Limited (Amsterdam Euronext: ECT)**
- Newcastle Investment Corp (NYSE: NCT)
- Northcastle Trust

Drawbridge Funds
$7.4 Billion[1]

- Drawbridge Global Macro
- Drawbridge Special Opportunities
- Drawbridge Long Dated Value
- Drawbridge Relative Value

[1] Source: Fortress Investment Group LLC.

Fortress Sponsorship

- Since 2002, Fortress has sponsored and/or currently manages five publicly traded companies with the same fundamental principles
  - Build long-term shareholder value by consistently delivering steady returns and stable and growing dividends to shareholders
- Fortress has yet to sell a single share in these public companies



IPO Date
Total Return to Shareholders Since IPO
June 2005 MAY
November 2005 BKD
June 2004 ECT
June 2004 GSL
October 2002 NCT
20%
57%
63%
155%
161%
BROOKDALE
SENIOR LIVING
global signal
0%
20%
40%
60%
80%
100%
120%
140%
160%
180%

Market Data as of 19 December 2005
Source: Bloomberg, Reuters

Our Objectives

- To invest in European real estate related assets
  - 2005 YTD net ROE: 12.7% on FFO
  - Q3 2005 FFO per share (fully diluted): €0.37, 118% increase from 3Q04
- Match funding strategy minimises liquidity and interest rate risk
- Pay out substantially all earnings in the form of stable and growing quarterly dividends
- Generate annual growth by accretively investing capital





3Q05 Achievements

HIGHLIGHTS:

- Substantially invested €99 million June capital raise
- Increased 3Q05 dividend by 6% to €0.37 from 2Q05 dividend
- Committed €388 million to credit-leased real estate acquisitions
  - €254 million acquisition of Italian and German assets
  - Committed to purchase 47 retail properties for €134 million
- Invested €240 million in real estate debt
  - €54 million of loans and €186 million in securities

- Strong forward pipeline of acquisitions
  - Short listed on approximately €3 billion of acquisitions for 4Q05

3Q05 Achievements

FINANCING:

- In the last quarter, we have:
  - Financed recent acquisitions with €181.6 million long-term fixed rate debt
  - Established €400 million committed term facility to substantially reduce short-term borrowing
- 94% of portfolio is now long-term financed
  - Substantially eliminates exposure to long-term interest rates and financing risks
  - Floating rate assets can still benefit from increases in short-term rates
- Earnings are not affected by increases in long-term interest rate rises
  - Our earnings **increase** with a **rise** in short-term interest rates


€ 5,000
€ 4,000
€ 3,000
€ 2,000
€ 1,000
€ 0
€ Impact to Earnings
€ 0.04
€ 0.08
€ 0.12
€ 0.16
+100
+200
+300
+400
Changes in Interest Rate Basis Points

Our Business

- Our strategy is to invest in European real estate related assets
  - Credit-leased real estate
  - Real estate debt



Credit-Leased Real Estate
€580 Million Assets
30%
€157 Million Invested Equity
50%
INVESTMENTS
Real Estate Debt
€1,279 Million Assets
70%
€151 Million Invested Equity
50%

Data as of 30 September 2005

Our Portfolio

By Invested Equity


Credit-Leased Real Estate 50%
Real Estate Debt 50%

By Total Investments


Credit-Leased Real Estate 30%
Real Estate Debt 70%

By Geography


Other Europe 5%
France 3%
Pan Euro 7%
UK 36%
Italy 19%
Germany 30%

Data as of 30 September 2005

Credit-Leased Real Estate Business



Credit-Leased Real Estate
€580 Million Assets
8.0% Asset Yield
€423 mm debt at 4.8% pa
=
3.2% positive spread
€157 mm equity @ 2.7x leverage
16.6% ROE[1]
INVESTMENTS
Real Estate Debt

[1] Investment level ROE.

Credit-Leased Real Estate Strategy

- We make direct purchases of real estate assets
- We focus on portfolios with long leases to high credit quality tenants
- Our portfolio is diversified by type and geography

Typical Credit-Leased Real Estate Transaction


Owner/
Occupier
Corporate
Government
Lease
Payments
Sale
Proceeds
Senior Loans
€800 Million
(80% LTV)
Equity
€200 Million
(20%)
Attractive Risk-Adjusted Returns
Growth Potential

Deutsche Bank Branches

- €319 million sale-leaseback with Deutsche Bank of part of their German branch network

  - 96 properties spread throughout Germany
  - Long-term cash flows
    - WA lease term 6.4 years
    - High credit tenant – Deutsche Bank (AA-/Aa3/AA-; 67.8%)





German Supermarkets

- €213 million portfolio of German grocery and general stores[1]
  - Diverse portfolio of 78 stores, net initial yield of approx. 7% pa
  - High credit tenants – some of the top retail chains in Germany
  - Newly constructed assets (average 2 years old)



Lease Expiration Per Year
6%
11%
22%
62%
< 3yr
4 - 7 yr
8 - 11 yr
+12 yr



[1] Includes both owned and committed to purchase properties.

Italian Government-Leased Assets

- €3.7 billion sale leaseback to Italian government through an investment fund
  - C. 400 assets located throughout Europe
  - Well diversified throughout Italy

- We own 11% of the fund
  - Equivalent to €400 million of assets
  - 6.3% yield on underlying real estate
  - 18 year (9+9) index linked leases to the Italian government


V. Aosta
4.2%
Puglia
4.9%







Real Estate Debt Business



Credit-Leased Real Estate
INVESTMENTS
Real Estate Debt
€1,279 Million Assets
4.1% Asset Yield
€1,127 mm debt at 2.7% pa
=
1.4% positive spread
€152 mm Equity @ 7.4x leverage
14.5% ROE[1]

[1] Investment level ROE.

Real Estate Debt Strategy

- As well as buying real estate, we invest in debt securities backed by real estate
- We focus on investment grade debt secured by commercial property and other assets
  - Significant downside protection implicit in capital structure
  - Credits are carefully picked and managed – net upgrade in credit ratings over time

Typical Commercial Mortgage Backed Security Structure



Assets
Secured Loans
First mortgage loans
€1 bn
75% LTV
Equity
€330 mm
Issue Securities
Grade Implied LTV
Class A (AAA) 58%
Class B (AA) 61%
Class C (A) 65%
Class D (BBB) 68%
Class E (BB) 71%
Class F (B) 74%
Unrated 75%
Attractive Risk-Adjusted Returns
High Liquidity

Real Estate Debt Portfolio

Well Diversified
- 106 issues
- Various asset classes
- Wide geographic presence

Stable Credit Profile
- Average credit rating: BBB+
- 92% investment grade
- 96% floating rate securities

Asset Type



Other ABS 6%
Loan 8%
RMBS 19%
CMBS 47%
Other Real Estate Securities 20%

Geography



France 5%
Other Europe 6%
Pan Euro 11%
Germany 13%
Italy 13%
UK 52%

Rating



AA 4%
AAA 2%
NR 5%
BB 9%
A 20%
BBB 60%

Data as of 30 September 2005

Market Opportunity

- Increasing opportunity in acquiring credit leased real estate
  - Increasing trend for European governments and corporates to sell non-strategic assets, including real estate
  - Significant growth potential particularly in Germany and Italy
  - Target sectors include government, financial services, retail and utility/telecom

European vs. U.S. Business Real Estate Ownership



U.S.[1]
Lease
70%
Own
30%
European[1]
Lease
34%
Own
66%

[1] Source: DTZ Research.

Market Opportunity

- European real estate debt markets continue to grow significantly
  - Increasing efficiency have made this an attractive proposition for borrowers
  - Pace of European market growth resembles U.S. experience
  - European CMBS issuance expected to reach $50 billion in 2005

U.S. CMBS Issuance[1]



US$ in billions
$160
$140
$120
$100
$80
$60
$40
$20
$0
23% CAGR
$15.2
$15.7
$26.4
$36.8
$74.3
$56.6
$46.9
$67.1
$52.1
$77.8
$93.1
$150.0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005E

European CMBS Issuance[1]



US$ in billions
$60
$50
$40
$30
$20
$10
$0
33% CAGR
$5.0
$1.1
$4.0
$6.2
$13.0
$19.0
$14.9
$24.0
$50.0
1997
1998
1999
2000
2001
2002
2003
2004
2005E

1 Source: Morgan Stanley.

Economic Impact of New Investments

- Assuming our current net ROE, investing new capital should grow EPS and dividends
- If we raise and invest €100 million of additional capital, we could recognise an annualised dividend increase of €0.14 (9%) per share

Assumptions:

Gross ROE of Invested Capital	16%
Net ROE of Invested Capital	13%
Additional Invested Capital	€100m
€100m of New Shares @ €18.25 Per Share	5.5m

Generates → €13.0m Additional Annualised Total Income

Accretion:

	Pre-Capital Raise		Capital Raise		Fully Invested
Annualised Total Income	€38.8m	+	€13.0m	=	€51.8m
Shares Outstanding	24.2m	+	5.5m	=	29.7m
Annualised Dividend Per Share	€1.60[1]	←	+ €0.14 (9%)	→	€1.74

Note: The numbers contained in the above example are for illustrative purposes only and do not represent projections of future results

1 Current annualized dividend is € 1.48 per share. Figures assume that with all current capital fully invested, recurring FFO is €1.60.

Why Eurocastle?

- Strong investment performance
  - Measurable EPS growth
  - Current annualised dividend of €1.48 per share, up 23% since Sept. 2004
- Access to Fortress's capital and global infrastructure; enhanced deal flow
- Significant equity investment by Fortress principals and employees
- Proven business strategy
  - €1.9 billion diversified portfolio by asset type and geographic location
- Poised for growth
  - Significant opportunities to deploy capital accretively

3Q 2005 Financial Statements

Income Statement

	Nine Months Ended 30 September 2005 (amounts in €'000)
Operating Income	
Interest income	47,408
Rental income	19,063
Real estate fund unit income	3,607
Realized gain on disposal of available-for-sale securities	2,233
Realized gain on disposal of investment properties	731
Increase in fair value of real estate fund units	7,122
Increase in fair value of investment properties	445
Increase in fair value of total return swap	428
Total Operating Income	81,037
Operating Expenses	
Interest expense	40,371
Loss on foreign currency translation	1,473
Property operating expenses	2,120
Other operating expenses	6,629
Total Operating Expenses	50,593
Profit on Ordinary Activities Before Taxation	30,444
Taxation expense	877
Net Profit (Loss)	29,567
Funds from Operations	22,000

Balance Sheet

	As of 30 September 2005 (amount in €'000)
Assets	
Asset backed securities	1,203,752
Real estate loans	99,632
Real estate fun units	181,992
Investment properties	398,042
Cash and cash equivalents	19,379
Other assets	24,937
Total Assets	1,927,734
Liabilities	
Debt obligations	1,550,281
Taxation payable	877
Trade and other payables	70,339
Total Liabilities	1,621,497
Capital and Reserves	
Issued capital	287,834
Unrealised gains	1,094
Retained earnings	17,309
Total Equity	306,237

Additional Share Information

Earnings per Ordinary Share	
Basic	1.45
Diluted	1.39
FFO per Ordinary Share	
Basic	1.08
Diluted	1.04
Weighted Average Shares Outstanding	
Basic	20,443,707
Diluted	21,206,023

EUROCASTLE

Fortress Investment Group

December 2005

Eurocastle Investment Limited

Prospectus

LISTING AGENT

MORGAN STANLEY

under Section 75A of the Financial Services and Markets Act 2000 as amended (the "FSMA").

Consent has not been obtained from the States of Guernsey Policy Council under the Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989 or otherwise, for the circulation of this document and neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council accept any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard thereto.

The Company and the Directors of the Company, whose names appear on page 263, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. Morgan Stanley & Co. International Limited is acting for the Company and for no one else in connection with Admission and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Morgan Stanley & Co. International Limited, nor for giving advice in relation to Admission or any other matter referred to herein.

Investment in the Company involves significant risks and special considerations. The attention of prospective investors is drawn to the risk factors in the section entitled "Certain Risk Factors" in this Prospectus.

Eurocastle Investment Limited

(incorporated in Guernsey on 8 August 2003 under the Companies (Guernsey) Law, 1994 (as amended) with registered number 41058)

Prospectus

Application for Admission to Listing and Trading on Euronext Amsterdam

Listing Agent

Morgan Stanley & Co. International Limited

Ordinary Share Capital immediately following Admission

Authorised	*Ordinary Shares*	*Issued*
Unlimited	*Of no par value*	*24,209,670*

Since June 2004 the Company's Shares have been admitted to listing on the Official List and to trading on the London Stock Exchange's market for listed securities. On 22 November 2005 the Company announced that it intends to cancel its London Listing and at the same time seek admission of the Shares to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities.

Application has been made for all of the Shares in the Company to be admitted to listing on Eurolist by Euronext Amsterdam under the symbol "ECT" and to trading on Euronext Amsterdam's market for listed securities. It is expected that such Admission will become effective and that dealings in the Shares on Euronext Amsterdam's market for listed securities will commence on 15 December 2005 and that the Company's London Listing will be cancelled on 22 December 2005.

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful, and, in particular, is not for distribution in the United States, Australia, Canada or Japan or to U.S., Australian, Canadian or Japanese persons. The Shares have not been and will not be registered under the Securities Act or any other applicable law of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Shares may not be offered or sold in the United States, Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of the United States, Australia, Canada or Japan. Shares may be purchased in the United States only by persons (a) reasonably believed to be "accredited investors" within the meaning of the Securities Act or "qualified institutional buyers" in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and (b) who are "qualified purchasers" or "knowledgeable employees" within the meaning of the Investment Company Act. The Company will not be registered under the Investment Company Act, and investors will not be entitled to the benefits of such Act.

Prospective investors are hereby notified that sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act. The Shares are not transferable except in compliance with the restrictions described under "Transfer Restrictions." In addition, prospective investors should take note that the Shares may not be acquired by investors using assets of any retirement plan or pension plan that is subject to Title I of ERISA or Section 4975 of the Code. Prospective investors are also notified that the Directors believe that the Company will be classified as a passive foreign investment company for U.S. federal income tax purposes.

LISTING AGENT

MORGAN STANLEY

Prospectus dated 14 December 2005

Table of Contents

Please refer to "Important Information" on page 20 for a discussion of additional important legal restrictions and risks applicable to an investment in the Shares.

SUMMARY

This Summary should be read as an introduction to this document and any decisions to invest in the Shares should be based on a consideration of this document as a whole. Save where otherwise indicated, the financial information in this Summary has been extracted without material adjustment from Parts IX, X and XI of this Prospectus. Investors should read the whole of this document and not just rely on this summary information.

If you bring a claim relating to the information contained in this document before a court, you might, under the national legislation of the EEA States, have to bear the costs of translating this document before the legal proceedings are initiated. Civil liability attaches to the persons responsible for this summary, including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of this document.

The financial information as at 30 September 2005 relating to the Company set out in this Summary has been sourced from the Company's unaudited interim results for the nine months ended 30 September 2005 or from its management accounts.

The Company, Investment Objectives and Policy

Eurocastle Investment Limited is a closed-ended investment company incorporated in Guernsey and managed by Fortress Investment Group LLC (the "Manager" or "Fortress").

The Company invests primarily in European real estate investments and European real estate related debt.

The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns through prudent asset selection and the use of appropriate financing structures. The Company targets substantially, but not exclusively, two distinct categories of investment:

European Real Estate Investments

Investments within this category fall into two principal sub-categories:

(i) European Real Estate Assets:

The Company acquires direct interests in real estate. As of 30 September 2005, investments in direct real estate represented (on an unaudited basis) approximately 21 per cent. of the Company's gross assets.

(ii) Other European Real Estate Investments:

The Company also makes investments which, while not direct real estate assets, give it exposure to real estate assets. An example of such an investment is the units in FIP — Fondo Pubblici Immobili ("FIP") that the Company acquired in July 2005. As of 30 September 2005, investments falling in this sub-category represented (on an unaudited basis) approximately 9 per cent. of the Company's gross assets.

European Real Estate Related Debt

Investments within this category fall into two principal sub-categories:

(i) European Real Estate and Other Asset Backed Securities:

The Company acquires moderately credit sensitive asset backed securities, including commercial mortgage backed securities ("CMBS"), real estate related asset backed securities ("ABS") and residential mortgage backed securities ("RMBS"). The Company generally targets investments with a credit rating, determined by internationally recognised rating agencies, from A down to BB. As of 30 September 2005 (on an unaudited basis), its investments (including restricted cash) in these asset backed securities represented 62 per cent. of the Company's gross assets with an average rating of BBB+.

(ii) European Real Estate Related Loans:

The Company acquires loans made at moderate leverage levels to well capitalised real estate operators with established track records. These loans include real estate related B Notes, mezzanine loans, bank loans and real estate loans. As of 30 September 2005 (on an unaudited basis), its investments in real estate related loans represented 5 per cent. (by carrying value) of the Company's gross assets.

Underpinning the Company's investment activities is a disciplined approach to acquiring, financing and managing assets with moderate credit risk. The Company seeks to diversify its investments by asset type, industry, location, issuer and tenant in order to minimise the risk of capital loss and to enhance the terms of the Company's financing structures. The Company manages its credit exposure through this diversification and also through ongoing asset selection and surveillance.

The Company employs leverage in order to meet its return objectives. The extent of leverage is dependent upon the nature and credit quality of the relevant assets. As of 30 September 2005, the Company's debt to equity ratio (on an unaudited basis) was approximately 5 to 1 or 80 per cent. of gross asset value. The Company maintains access to numerous sources of capital in an effort to insulate its business from potential fluctuations in the availability of capital. The Company utilises multiple forms of financing, including collateralised debt obligations ("CDOs") which as at the date of this Prospectus amounted to a face value of €400 million in respect of Eurocastle CDO I, €400 million in respect of Eurocastle CDO III and €200 million in respect of Eurocastle CDO II and term loans, as well as short term financing in the form of repurchase agreements.

The Company aims, where possible, to structure borrowings which finance its non-direct real estate investments as match-funded so as to minimise interest rate, refinancing and currency risks. Under such financing structures, in the case of its debt obligations, the Company matches the maturities of its debt obligations with the maturities of its investments, in order to minimise the risk that it needs to refinance its liabilities prior to the maturities of its assets, and to match the interest profile on investments with like-kind debt (i.e. floating or fixed rate), in order to reduce the impact of changing interest rates on earnings. In the case of real estate investments, where practicable, it seeks to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely.

Recent Developments

FIP Units

The Company has acquired approximately 11 per cent. of the Class A units in FIP which it purchased for approximately €190 million. FIP is a real estate investment fund promoted by the Italian Ministry of Economy and Finance. It owns a portfolio of approximately 400 non-residential properties in Italy which are let to and occupied by Italian government agencies[(1)].

Belfry Portfolio

The Company has acquired a portfolio of 28 retail properties across Germany for approximately €71 million. The properties are mostly recently developed retail assets with more than 85 per cent. of the portfolio's income coming from national retailers including Rewe, Aldi, Kik, Schlecker and Plus. The portfolio currently benefits from 98.8 per cent. occupancy under leases with a weighted average lease term of 10 years.

Bastion Portfolio

The Company has acquired a portfolio of 13 recently developed grocery stores in Germany from Edeka Southwest for approximately €36 million. All of the properties are leased to Edeka Southwest, a leading German retailer, under net leases of 15 years or, in the case of one property, 12 years.

Truss Portfolio

The Company is in the process of acquiring a portfolio of retail properties from various unconnected sellers in various locations across Germany. As at 1 December 2005 it had entered into purchase agreements to acquire 31 properties. The aggregate purchase price of these properties will be approximately €80 million. These properties are mostly recently developed retail assets and benefit from almost 98.9 per cent. occupancy. In-place leases have a weighted-average lease term of 10 years with over 85 per cent. of the income coming from national retailers including, Plus, LIDL, Aldi, REWE and Edeka.

Acquisition of the properties in respect of which the Company has signed purchase agreements, and the payment of the purchase price by the Company, is subject to the satisfaction of conditions precedent which are customary in the German market. The Company also expects to acquire further similar properties that it has identified and that would, following their acquisition, form part of this portfolio. If all of these additional

(1) The information in this paragraph relating to FIP and its property portfolio was provided to the Company in its capacity as an investor by FIP and its manager.

properties were acquired, the aggregate purchase price for all the assets making up the Portfolio would be approximately €106 million.

Securities and Loans Portfolio

Between 30 September 2005 and 6 December 2005, the Company acquired or committed to acquire securities for approximately €151.9 million and real-estate backed loan interests (or instruments allowing economic exposure to loans) for approximately €27.8 million.

In addition, on 8 December 2005, Eurocastle CDO III declared that it was fully invested.

The Manager

The Company is externally managed by Fortress Investment Group LLC. Fortress is a global alternative investment and asset management firm with approximately U.S.$15 billion of equity capital currently under management[(2)]. The Manager provides the Company with access to investment opportunities through its existing business relationships, and with operational and risk management systems, expertise and economies of scale associated with its current business operation. The Manager's principals have an average of 20 years' expertise in the fields of real estate investment, asset-based investing, financing and risk management[(3)]. They have been involved in acquisitions of over U.S.$39 billion of assets (of which U.S.$15 billion of such assets are in Europe) and issues of over U.S.$20 billion of asset backed securities (of which U.S.$10 billion of such securities have been issued in Europe)[(2)]. The Directors believe that these critical skills position the Manager well, not only to make prudent investment decisions, but also to monitor and manage the credit profile of investments.

The Manager has agreed that it will not raise or sponsor any new investment fund, company or vehicle whose investment policies, guidelines or plans target, as its primary investment category, investment in credit sensitive European real estate related securities (it being understood that no such fund, company or vehicle shall be prohibited from investing in credit sensitive European real estate related securities other than as its primary investment category).

Dividend policy

The Company currently pays regular quarterly dividends to Shareholders, and the Directors intend to continue this policy. The Company's aim is to pay all or substantially all of its earnings in the form of dividends to Shareholders (excluding surpluses from the sale or realisation of investments held directly by the Company). Since the initial public offering in June 2004, the Board of Directors of the Company has declared total dividends of €1.68. The dividend per Share for the year ended 31 December 2004 was €0.63 and the dividend per Share for the three month periods ended 31 March, 30 June and 30 September 2005 was €0.33, €0.35 and €0.37 respectively.

Admission to Euronext Amsterdam

Since June 2004 the Company's Shares have been admitted to listing on the Official List and to trading on the London Stock Exchange's market for listed securities. On 22 November 2005 the Company announced that it intends to cancel its London Listing and at the same time seek admission of the Shares to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities. It is expected that admission of the Shares to trading on Euronext Amsterdam will take place on 14 December 2005 and that the Company's London Listing will be cancelled on 22 December 2005.

Risk Factors

An investment in Shares is subject to a number of risks, certain of which are highlighted below.

Risks relating to the Company's business include:

- The Company's ability to generate its desired returns may be adversely affected if it is unable to source or to compete successfully for appropriate investments.

(2) Source: Fortress Investment Group LLC

(3) Source: Fortress Investment Group LLC

- The value of the Company's investments may fluctuate as a result of factors such as changes in regulatory requirements and applicable laws, political and economic conditions in certain geographic locations, the condition of financial markets, the financial condition of and any consequential default by the obligors, issuers of the investments, tenants or customers, developments or trends in any particular industry, potentially adverse tax consequences, enhanced accounting and control expenses.

- A significant proportion of the Company's ABS investments will be subordinated to the rights of more senior securities, and as a result have a higher risk of loss as a result of losses or delinquencies on the underlying assets.

- The investments which the Company holds are generally illiquid, and the securities that the Company may purchase in connection with privately negotiated transactions may not be registered under relevant securities laws, resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or as otherwise in accordance with, those laws. Properties that the Company has purchased and may purchase also are generally illiquid investments. Such illiquidity may affect the Company's ability to vary its portfolio or dispose or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions and this could have an adverse affect on the Company's financial condition and results of operations.

- From time to time the Company's investment portfolio may become concentrated, for example, in any one industry, region or country thereby increasing its exposure to defaults or general deterioration in underlying investments in those categories.

- The Company leverages its portfolio through borrowings and the Company's return on investments and cash available for distribution to Shareholders may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Company's underlying assets. The Company's reliance upon income from its investments to service its borrowings may affect its ability to meet its debt service obligations, and delays in obtaining suitable financing may impair the Company's ability to acquire suitable investments. In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Company.

- A key to the Company's investment strategy is to finance its real estate related debt investments using non-recourse match-funded financing structures which aim to match assets and liabilities with respect to maturities and interest rates and so limit re-financing risk. With respect to real estate investments, the Company's strategy is to structure the terms of its borrowings to ensure that they can be re-financed or maintained to avoid the Company being forced to sell its assets prematurely. There is a risk that the Company may not be able to employ this strategy with respect to certain of its investments, which may expose the Company to refinancing risks or require the Company to employ alternative financing structures with less favourable economic terms.

- Changes in tax laws or their interpretation could affect the intended treatment of investments using SPVs in a manner that results in the Company's returns being reduced.

Risks relating to the Company include:

- The Company's ability to pay dividends will depend on it receiving sufficient earnings from its underlying investments.

- The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under the Guernsey law to offer such shares to existing Shareholders on a pre-emptive basis and such future Share issues may dilute existing Shareholders' interests in the Company.

Risks relating to the Investment Manager include:

- The Company is reliant upon the Manager who has significant discretion as to the implementation of the Company's operating policies and strategies. The Company is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, that the Directors believe that the Company's success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse affect on the performance of the Company.

- While the Manager does not currently manage any investment vehicle whose core business competes directly with the Company, and while the Management Agreement prevents the Manager from raising or

sponsoring a vehicle whose investment policies, guidelines or plans target as its primary investment category, investment in credit sensitive European real estate securities, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in Target Investments. The Manager or its affiliates manage and invest in other investment vehicles which have investment objectives which overlap with those of the Company, and members of the Board of the Directors may serve as officers and/or directors of these other entities. These relationships may lead to conflicts of interest.

- Termination of the Management Agreement may be difficult and costly. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, unless the Company, either at the Manager's request or at its own volition, purchases the Manager's right to receive incentive compensation at its fair market value, the Company must continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement which payments could continue for an indefinite period of time. These provisions may increase the effective cost to the Company of terminating the Management Agreement.

EXPECTED TIMETABLE

Admission to trading and commencement of dealings in Shares on Eurolist by Euronext Amsterdam	15 December 2005
Last date for dealings in the Shares on the London Stock Exchange	21 December 2005

Each of the dates in the above timetable is subject to change

The Company's ISIN is GB00B01C5N27.

CERTAIN RISK FACTORS

General

An investment in the Company is suitable only for investors who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses (which may be equal to the whole amount invested) which may result from such an investment. There can be no assurance that the Company's investment objectives will be achieved. Prospective investors should carefully review and evaluate the risks and the other information contained in this document before making a decision to invest in the Company. Investors should immediately seek their own personal financial advice from their independent professional financial adviser authorised under the Financial Services and Markets Act 2000 or other advisers such as legal advisers and accountants.

Prospective investors should be aware that the value of the Shares and the income from them may decrease and that they may not realise their initial investment. In addition, the market price of Shares may be less than the underlying value of the Company's net assets.

The risks set out below are the risks which the Directors currently consider to be material but are not the only risks relating to the Company or an investment in the Company. There may be additional material risks that the Company does not currently consider to be material or of which the Company is not aware.

Risks Relating to the Business

The Company has a limited operating history, and, accordingly, it is difficult to evaluate an investment in the Shares

The Company commenced operations in October 2003 and closed its first CDO transaction on 8 June 2004. It closed two further CDO transactions on 28 April 2005 and 5 May 2005 and acquired a portfolio of German real estate assets from Deutsche Bank in December 2004. It acquired three further portfolios of real estate assets in Germany between June and November 2005 and approximately 11 per cent. of the Class A Units in FIP, a real estate investment fund promoted by the Italian Ministry of Economy and Finance, in July 2005. It is difficult to evaluate the Company's future prospects and an investment in the Shares due to its limited operating history. The results of the Company's operations will depend on many factors, including the availability of opportunities for the acquisition of assets, the level and volatility of interest rates, readily accessible short-term and long-term funding alternatives, conditions in the financial markets and economic conditions.

The Company's ability to generate its desired returns will depend on its ability to identify and invest in suitable investment opportunities

The ability of the Company to effectively implement its investment strategy and achieve its desired investment returns may be limited by its ability to identify and acquire appropriate investments. Until such time as the Company is able to invest in suitable investments, its funds may not be fully invested. The Company's funds may be held on cash deposit pending investment.

In addition, the Company may be subject to significant competition in seeking investments. Some of the Company's competitors may have greater resources, and the Company may not be able to compete successfully for investments. Furthermore, competition for investments may lead an increase in to the price of such investments increasing which may further limit the Company's ability to generate its desired returns.

Extensive borrowings may adversely affect the Company's return on its investments and may reduce the amount of cash available for distribution to shareholders

The Company leverages its portfolio through borrowings, generally through the use of bank credit facilities, repurchase agreements, mortgage loans, securitisations, including the issuance of CDOs, and other borrowings. The extent of the borrowings depends on the Company's ability to obtain credit facilities and the lender's estimate of the stability of the portfolio's cash flow. The Company has a policy limiting its overall indebtedness to 95 per cent. of the value of the Company's gross assets on an aggregate basis. The Company's return on investments and cash available for distribution to holders of the Shares may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Company's underlying assets.

Due to its extensive borrowings and its reliance upon income from its investments to service these borrowings, the Company may not be able to meet its debt service obligations, and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations.

Delays in obtaining suitable financing (including through borrowing) may impair the Company's ability to acquire suitable investments, and, as a result, the Company may not achieve its desired investment returns.

The Company may finance certain of its investments through repurchase agreements. A decrease in the value of the assets may lead to margin calls which will have to be satisfied and which may reduce the value of Shareholders' investment in the Company. The Company may not have the funds available to satisfy any such margin calls, which would result in foreclosure by the lenders on the assets.

In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Company.

The Company will be exposed to refinancing risk if it is not able to match-fund its assets and liabilities

A key to the Company's investment strategy is to finance its real estate related debt investments using non-recourse match-funded financing structures, which aim to match assets and liabilities with respect to maturities and interest rates. This technique is intended to limit the Company's refinancing risk, including the risk of being unable to refinance an investment or refinance on favourable terms. With respect to real estate investments, the Company's strategy is, where practicable, to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely. However, there is a risk it may not be able to employ this strategy with respect to certain of its investments, which may expose the Company to refinancing risks. In addition, such alternative financing structures may have less favourable economic terms.

In addition, when financing investments through CDO issuances, the Company generally expects to accumulate securities through an arrangement in which a third party provides short-term financing pending the issuance of the CDO securities on the security of a cash deposit with such third party. Under such arrangement, if such CDO financing were not consummated, the Company would be required either to purchase the securities and obtain other financing for such purchase, or to pay the third party the lesser of the difference between the price it paid for the securities and the price it sold such securities or the Company's deposit.

If the Company breaches covenants under its financing agreements it could be forced to sell assets

The Company intends to be party to various loan, repurchase and other financing agreements which are likely to contain financial covenants that could, among other things, require it to maintain certain financial ratios. Should the Company breach the financial or other covenants contained in any loan, repurchase or other financing agreement, the Company may be required immediately to repay such borrowings in whole or in part, together with any attendant costs. If the Company does not have sufficient cash resources or other credit facilities available to make such repayments, it may be forced to sell some or all of the assets comprising its investment portfolio. To the extent that the Company's borrowings are secured against all or a portion of its assets, a lender may be able to sell those assets. Moreover, any failure to repay such borrowings or, in certain circumstances, other breaches of covenants under the Company's loan or repurchase agreements could result in the Company being required to suspend payment of its dividends.

Cross-default provisions in the Company's financing arrangements could result in a substantial loss for the Company

The Company's financing arrangements may contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements. Such cross-default provisions could therefore magnify the effect of an individual default, and, if such a provision was exercised, result in a substantial loss for the Company.

Changes in tax laws or their interpretation could affect the intended tax treatment for investments using Special Purpose Vehicles

The Company holds a substantial amount of its investments through SPVs. For tax and other reasons, the Company's investments in the SPVs are likely to be funded wholly or partly by way of a series of debt instruments with the equity of such SPVs held by one or more third parties. The Company structures its SPVs so that they are substantially exempt from income taxes in their jurisdiction of incorporation and conducts their affairs so as not to be subject to, or subject to minimal, income tax in the jurisdictions in which they operate.

Further the Company structures the SPVs so that they only hold assets that are not subject to withholding taxes on distributions made by, or on realisations of, the assets.

However, tax laws may change or be subject to differing interpretations, possibly with retroactive effect, so that the tax consequences of a particular investment or SPV structure may change after the investment has been made or the SPV has been established with the result that investments held by SPVs may be required to withhold tax or the SPVs themselves may become liable to tax, in each case resulting in the Company's returns being reduced. The Company and the SPVs will be subject to such risk both in the jurisdiction of their respective incorporation and in each jurisdiction of their respective operations.

Many of the Company's ABS investments are in subordinated securities

A significant portion of the Company's ABS investments consist of securities that are subordinated in right of payment and ranked junior to other securities that are secured by or represent ownership in the same pool of assets.

In general, losses on a mortgage loan included in a securitisation will be borne first by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder. The "first loss" holder is the holder of the most junior securities, being the securities most at risk if the value of the collateral falls below the loan amount. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which the Company invests, the Company may not be able to recover all of its investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator of the loan, or if the values subsequently decline, and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage backed securities, the securities in which the Company invests may effectively become the "first loss" position behind the more senior securities.

In addition, certain of the Company's investments have structural features that divert payments of interest and/or principal to more senior classes when the delinquency or loss experience of the pool exceeds certain levels. As a result of these features, subordinated securities have a higher risk of loss as a result of delinquencies or losses on the underlying assets.

Subordinated securities generally do not have the right to call a default or vote on remedies following a default unless more senior securities have been paid in full. As a result, a shortfall in payments to subordinated investors in asset backed securities will generally not result in the default being declared on the relevant transaction and the transaction will not be restructured or unwound first. Furthermore, because subordinated securities may represent a relatively small percentage of all securities secured by the same asset pool, the impact of a relatively small loss on the overall pool may be substantial on the holders of such subordinate securities.

The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying mortgage backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitisation structure may be insufficient to protect the Company against loss of its principal on these securities.

The Company's investments may be subject to delinquency, foreclosure and loss

The mortgage loans underlying the mortgage backed securities that the Company invests in and the mortgage loans that the Company invests directly in are subject to delinquency, foreclosure and loss. Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating

expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Residential mortgage loans are secured by single-family residential property and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans.

In the event of any default under a mortgage loan held directly, the Company is expected to bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on cash flow from operations. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on the Company's anticipated return on the foreclosed mortgage loan.

Residential mortgage backed securities evidence interests in or are secured by pools of residential mortgage loans and commercial mortgage backed securities evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage backed securities that the Company will invest in are subject to all of the risks of the underlying mortgage loans.

Concentration in any one industry, region or country may increase risk of defaults on debt obligations

Whilst the Company intends to diversify its portfolio of investments in the manner described in Part II of this Prospectus the risk that payments on the Company's investments could be adversely affected by defaults on debt obligations is likely to be increased to the extent that the Company's portfolio is concentrated in any one industry, region or country as a result of the increased potential for correlated defaults in respect of a single industry, region or country as a result of downturns relating generally to such industry, region or country. Except as described in Part II of this Prospectus, the Company is not required to observe specific diversification criteria.

Insurance on real estate or other assets may not cover all losses

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds might not be adequate to restore the Company's economic position with respect to the affected real property. As a result of the events of 11 September 2001, insurance companies are limiting and/or excluding coverage for acts of terrorism in insurance policies. As a result, the Company may suffer losses from the impact on investments of acts of terrorism or otherwise that are not covered by insurance. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose capital invested in the affected property as well as anticipated future turnover from that property. In addition, the Company could be liable to repair damage caused by uninsured risks. The Company would also remain liable for any debt or other financial obligation related to that property. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

The investments which the Company holds are generally illiquid

The investments which the Company holds are generally illiquid, and the securities that the Company may purchase in connection with privately negotiated transactions may not be registered under relevant securities laws, resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. A majority of the securities and loans that the Company has acquired as well as a majority of the securities that the Company may in future acquire have been purchased or may be purchased in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. Properties that the Company has purchased and may purchase also are generally illiquid investments. Such illiquidity may affect the Company's ability to vary its portfolio or dispose of or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions, including, in relation to real estate, the exercise by tenants of their contractual rights such as those which enable them to vacate properties. This could have an adverse effect on the Company's financial condition and results of operations, with a consequential adverse effect on the market value of the Company's Shares or on the Company's ability to make expected distributions to its shareholders.

Fluctuations and changes in interest rates may cause losses

Changes in interest rates can affect the Company's net interest income, which is the difference between the interest income earned on interest-earning investments and the interest expense incurred on interest-bearing liabilities. Changes in the level of interest rates also can affect, among other things, the Company's ability to acquire loans and securities, the value of its securities and the Company's ability to realise gains from the settlement of such assets.

In the event of a significant rising interest rate environment and/or economic downturn, mortgage and loan defaults may increase and result in credit losses that may be expected to affect the Company's liquidity and operating results adversely. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the Company's control.

The Company's ability to execute its business strategy, particularly the growth of its investments, depends to a significant degree on its ability to obtain additional capital. The Company's CDO strategy is dependent on its ability to place the match-funded debt used to finance European real estate securities and other asset backed securities investments at spreads that provide a positive arbitrage. If spreads for CDO liabilities widen, or if demand for such liabilities ceases to exist, then the Company's ability to execute future CDO financings will be severely restricted.

The Company's operating results will depend in large part on differences between the income from its assets, net of credit losses, and its financing costs. The Company anticipates that, in most cases, for any period during which its assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Company's net income. Increases in these rates will tend to decrease the Company's net income and market value of assets. Interest rate fluctuations resulting in the Company's interest expense exceeding interest income are expected to result in operating losses for the Company.

The value of investments is subject to changes in credit spreads

The value of the real estate securities and other asset backed securities will be subject to changes in credit spreads as a result of changes in interest rates and market demand. The value of these securities is dependent on the yield demanded on these securities by the market. Excessive supply of these securities or a reduced demand will generally cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider", spread over a benchmark rate to value such securities. Under such conditions, the value of the Company's securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease, or "tighten", the value of the Company's securities portfolio would tend to increase.

Furthermore, shifts in the market's expectations of future interest rates would also affect the yield required on the Company's securities and therefore their value. This would have similar effects on the Company's portfolio and the Company's financial position and operations as a change in spreads.

The Company's investments in mortgage loans will also be subject to changes in credit spreads. The value of the loans is expected to be dependent upon the yield demanded by the market based on their credit. The value of the Company's portfolio would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate. If the value of the Company's mortgage loan portfolio were to decline, it could affect its ability to refinance such portfolio upon the maturity of any related financing. Any credit or spread losses incurred with respect to the Company's mortgage loan portfolio would affect it in the same way as similar losses on its Target Investments and other asset backed securities portfolio as described above.

Hedging transactions may limit gains or result in losses

The Company intends to use derivatives for the purposes of efficient portfolio management. This strategy has certain risks, including the risk that losses on a hedge position will reduce the cash available for distribution to shareholders and that such losses may exceed the amount invested in such instruments. The Company intends to use derivative instruments, including forwards, futures, swaps and options, in its risk management strategy to limit the effects of changes in interest rates and foreign exchange rate movements on its operations. A hedge may not be effective in eliminating all of the risks inherent in any particular position.

The Company will also be exposed to the credit risk of the relevant counterparty with respect to relevant payments under derivative instruments.

Insolvency of obligors under investments may prevent payment in full or on time

Investments may be subject to various laws for the protection of creditors in the jurisdictions of incorporation of the obligor and, if different, the jurisdictions from which the obligor conducts its business and in which it holds its assets, which may adversely affect such obligor's ability to make payment on a full or timely basis. These insolvency considerations will differ depending on the country in which an obligor or its assets is located and may differ depending on the legal status of the obligor.

The ability of the Company to sell investments and reinvest the proceeds may be restricted

The Company may dispose of certain of its investments and reinvest the proceeds thereof in substitute investments subject to compliance with the Company's investment guidelines and certain other conditions, including the terms of CDO issuances. The earnings with respect to such substitute investments will depend, among other factors, on reinvestment rates available at the time and on the availability of investments satisfying the investment guidelines and otherwise acceptable to the Manager. The need to satisfy such guidelines and identify acceptable investments may require the Company to purchase substitute investments with a lower yield than those initially acquired or require that the sale proceeds be maintained temporarily in cash which may reduce the yield.

Disparities between the availability of suitable investments and the availability of suitable funding may lead to inefficiencies in financing

The Company intends to acquire securities that are Target Investments and finance them on a long-term basis.

During the period that the Company will acquire securities that are Target Investments, it may finance its purchases through relatively short-term credit facilities. It is expected that the Company will use credit facilities such as "warehouse" lines of credit to finance the acquisition of securities that are Target Investments until a sufficient quantity of assets is accumulated at which time the Company may refinance these lines through a securitisation, such as CDO issuance, or other long-term financing. As a result, the Company is subject to the risk that it will not be able to acquire, during the period that its warehouse facility is available, a sufficient amount of eligible securities to maximise the efficiency of a financing. In addition, conditions in the capital markets may make the issuance of a financing less attractive to the Company when it does have a sufficient pool of collateral. If the Company is unable to issue debt securities to long-term finance these assets, it may be required to seek such other forms of potentially less attractive, more costly financing or otherwise to liquidate the assets.

Prepayment rates may increase, which may adversely affect the yields on investments

The value of the Company's assets may be affected by prepayment rates on mortgage loans that serve as collateral for certain of the investments. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Company's control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage interest rates, prepayments on mortgage loans generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by the Company in assets yielding less than the yields on the assets that were prepaid. In addition, the market value of the mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declines in interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case the Company would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios the Company may fail to recoup fully the Company's cost of acquisition of certain investments.

The Company may be liable for any environmental issues on or in its real estate investments

The Company may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in its real estate investments. The costs of any required remediation or removal of such substances may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect the owner's ability to sell or lease the real estate or to borrow using the real estate as collateral. Laws and regulations may also impose liability for the release of certain materials into the air or water from a real estate investment, including asbestos, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of and impose liability for the disturbance of wetlands or the habitats of threatened or endangered species.

Property valuation is inherently subjective and uncertain

The valuation of property is inherently subjective due to the individual nature of each property. As a result, valuations are subject to uncertainty. The valuation reports in Part XII of this Prospectus are made on the basis of assumptions which may not prove to reflect the true position. There is no assurance that the valuations of the properties will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

The value of the Company's investments could be affected by a number of factors, some of which are outside its control

The Company's operating performance would be adversely affected by a downturn in the property market resulting in lower capital and rental values. In the event of a default by a tenant or during vacancies, the Company would experience a rental shortfall, and it could incur additional expenses including legal and surveying costs in re-letting, maintenance costs, service charges, insurances and marketing costs.

Real estate property values and net operating income from leases can be affected by factors including the volatility of property revenue and the relevant property's operating leverage, which generally refers to (i) the percentage of total property operating expenses in relation to total property revenue, (ii) the breakdown of property operating expenses between those that are fixed and those that vary with revenue, and (iii) the level of capital expenditure required to maintain the property and retain or replace tenants.

The market value of real estate investments can be affected by factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by business closures or slowdowns and other factors); political conditions and events; local property market conditions (such as an oversupply of commercial property); perceptions by prospective tenants and other users of specific properties of the safety, convenience, condition, services and attractiveness of such properties; the proximity and availability of competing alternatives to the properties; access to public transportation and major roads; the ability of the property manager to provide capable management and adequate maintenance of the relevant properties; demographic factors; consumer confidence; unemployment rates; customer tastes and preferences; retroactive changes to building or similar regulations; and increases in operating expenses such as energy costs.

The age, construction, quality and design of the buildings on a particular property may affect its occupancy levels as well as the rents that may be charged for individual leases. Over time, there may be a requirement for increased maintenance costs and necessary capital improvements in order to maintain a property and to attract and satisfy major tenants. Also, construction will deteriorate over time if adequate maintenance is not performed in a timely fashion. If competing properties of a similar type are built in the area where a property is located or similar properties in the vicinity of a property are substantially updated and refurbished, the value and net operating income of such property could be reduced.

Some of the Company's properties may not readily be convertible to an alternative use if such properties were to become unprofitable due to competition, age of the improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses generally requires substantial capital expenditure. Thus, if the operation of any such property becomes unprofitable the liquidation value of any such property may be substantially less.

Income received from the Company's properties would be adversely affected by a number of factors

Income received from, and the value of, properties held by the Company may be adversely affected by a number of factors, including:

(a) vacancies that lead to reduced occupancy rates which reduce the Company's income and its ability to recover certain operating costs such as service charges;

(b) the Company's ability to collect rent from tenants and other contractual payments on a timely basis or at all;

(c) tenants seeking the protection of bankruptcy laws which could result in delays in receipt of rental and other contractual payments, inability to collect such payments at all or the termination of a tenant's lease, or which could hinder or delay the sale of properties;

(d) the amount of rent and the terms on which lease renewals and new leases are agreed being less favourable than current leases;

(e) a competitive rental market may affect rental levels or occupancy levels at the Company's properties; and

(f) changes in laws and governmental regulations in relation to real estate, including those governing permitted and planning usage, taxes and government charges. Such revisions may lead to an increase in management expenses or unforeseen capital expenditure to ensure compliance. Rights related to particular properties may also be restricted by legislative actions, such as revisions to existing laws or the enactment of new laws.

Risks Relating to Real Estate Investments

Risks Relating to Office Properties and Shopping Centres

Office properties and shopping centres generate a significant portion of gross rent due to the Company from its real estate portfolio. The income from and market value of such properties are subject to a number of risks. In particular, a given property's age, condition, design, and access to transportation affect the ability of such a property to compete against other similar properties in the area in attracting and retaining tenants. Other important factors include the quality and mix of a property's existing tenants, the quality of its property manager, the attractiveness of the property and the surrounding area to prospective tenants and their customers, access to public transportation and major roads and the public perception of safety in the surrounding neighbourhood. Attracting and retaining tenants often involves refitting, repairing or making improvements to the property, in the case of an office to accommodate the type of business conducted by prospective tenants or a change in the type of business conducted by existing major tenants and, in the case of a centre, to. continue to attract customers and other tenants.

Local and regional economic conditions and other related factors also affect the demand for and success of a property. For example, decisions by companies to locate an office in a given area will be influenced by factors such as labour cost and quality, and quality of life issues such as those relating to schools and cultural amenities. Equally, leases at shopping centres may contain turnover rent provisions which can result in lower income during periods of low consumer spending. The development of similar properties in proximity to the Company's real estate assets may lead to oversupply in the relevant area or the availability of competing property that is perceived as more attractive than the Company's property by tenants and/or other users of the relevant properties.

Also, changes in local or regional population patterns and employment growth influence the success of both office properties and shopping centres and the ability of such properties to generate income and sustain market value. In addition, an economic decline in the businesses operated by tenants can affect office buildings and cause one or more significant tenants to cease operations and/or become insolvent. A decline in consumer spending could have a similar effect on a shopping centre. The risk of such an adverse effect is increased if revenue is dependent on a single tenant or a few large tenants or if there is a poor tenant mix.

Geographic Concentration; The Economies of Germany and Italy

Currently, the Company's German real estate assets are located across Germany, of which under 15 per cent. (by space according to a valuation done on or around the time of the acquisition) are located in the former East Germany. In addition, the real estate assets held by FIP are located throughout Italy. The performance of the properties depend on the strength of the local economies of such regions and of the German and Italian economies generally. The level of economic activity in general will affect net absorption of commercial and retail space and increases in rental rates. The economy of the regions where the properties are located may be adversely affected to a greater degree than that of other areas of Germany, Italy or elsewhere by developments affecting industries or other economic activity concentrated in each such region. A weakening of the retail and business sectors in the relevant regions or in Germany or Italy generally may adversely affect demand for space at the properties and thus affect each such property's operation, lessen its market value and also lead to increased vacancy rates. Conversely, strong economic conditions could lead to increased building activity and increased competition for tenants. In either case, the operation of the properties could be adversely affected. Many of the Company's German real estate assets are let to different German retailers. Consolidation among those retailers, over which the Company would have no control, may adversely affect the Company if it led to the closure of stores located in properties owned by the Company.

A decline in the commercial property market, in the financial condition of a major tenant or a general decline in the local, regional or national economy will tend to have a more immediate effect on the net operating income of properties with short-term revenue sources, such as the properties, and may lead to higher rates of delinquency or defaults under the leases at the properties.

Each of the foregoing circumstances and events may, individually or in the aggregate, adversely affect the income from and market value of the properties.

Risks Relating to the Company

The Company's ability to pay dividends will depend on it receiving sufficient earnings from underlying investments

The Company currently intends to pay quarterly dividends and to make distributions to Shareholders in amounts such that all or substantially all of the Company's net income after any tax in each year, subject to certain adjustments, is distributed. All distributions will be made at the discretion of the members of the Board of Directors and will depend on the Company's earnings, financial condition and such other factors as the Board of Directors may deem relevant from time to time including limitations under Guernsey company law and the Listing Rules. There can be no assurances that the Company will be able to pay dividends in the future. Dividends will not be paid unless the Company generates sufficient earnings.

The Directors believe that the Company has been, and anticipate that it will continue to be, classified as a PFIC for U.S. federal income tax purposes

Based on the Company's income, assets and activities, the Directors believe that the Company has been, and anticipate that it will continue to be classified as a PFIC for U.S. federal income tax purposes. Unless a U.S. investor makes an election to treat the Company as a "qualified electing fund", or ("QEF"), or makes a "mark-to-market" election with respect to its Shares, "excess distributions" to the U.S. investor, and any gain recognised by the U.S. investor on a disposition of its Shares, would be subject to adverse tax consequences. Among other consequences, dividends paid by the Company would be taxed at the regular rates applicable to ordinary income, rather than the 15 per cent. maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. U.S. investors that make a QEF election will be subject to tax on their pro rata share of the Company's earnings or net capital gains, whether or not they receive any distributions from the Company. As a result, U.S. investors may recognise income in a taxable year in amounts significantly greater than the distributions they receive from the Company. U.S. investors that make a mark-to-market election will be required for each taxable year that the Shares are held, and upon a disposition of such Shares, to recognise as ordinary income or loss an amount equal to the difference between the fair market value of their Shares and the adjusted tax basis of such Shares. The amount of losses that a U.S. investor may recognise under the mark-to-market rules, however, is limited. See "Tax Considerations — United States Taxation".

Risk of adverse tax consequences by reason of having a permanent establishment

If the Company, its SPVs or any subsidiaries were treated as having a permanent establishment in any country in which it invests, income attributable to such permanent establishment may be subject to tax on a net basis.

Foreign investment risk and currency rate exposure

The Company's accounts will be denominated in euros while investments are likely also to be made and realised in other currencies. Changes in rates of exchange may have an adverse effect on the value, price or income of the investments in the Company. A change in foreign currency exchange rates may adversely impact returns on the Company's non-euro denominated investments. The Company's principal direct non-euro currency exposure is expected to be to the UK pound sterling. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's holdings.

Movements in the foreign exchange rate between euros and the currency applicable to a particular Shareholder may have an impact upon such Shareholder's returns in its own currency of account.

The Shares are subject to restrictions on transfers

The Shares have not been registered in the United States under the Securities Act or under any other applicable securities law and are subject to restrictions on transfer contained in such laws and in U.S. Employee Retirement Income Security Act of 1974 ("ERISA").

There are additional restrictions on the resale of Shares by Shareholders who are located in the United States or who are U.S. Persons and on the resale of Shares by any Shareholders to any person who is located in the United States or is a U.S. Person. Prospective investors should refer to the section "Transfer Restrictions" in Part VIII of this Prospectus.

Risk of the Company's assets being deemed "plan assets" if it has ERISA investors

Unless an exception applies, if 25 per cent. or more of the Shares (calculated in accordance with ERISA) or any other class of equity interest in the Company are owned, directly or indirectly, by pension plans or other Benefit Plan Investors, and any of such Benefit Plan Investors are subject to ERISA or Section 4975 of the Code, assets of the Company could be deemed to be "plan assets" subject to the constraints of ERISA. Accordingly, no Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code will be permitted to acquire the Shares. Prospective investors should refer to "ERISA Considerations" and "Transfer Restrictions" under Part VIII of this Prospectus.

The Company will not be registered under the U.S. Investment Company Act

The Company will not be registered as an investment company in the United States under the Investment Company Act. The Investment Company Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to the Company or investors in the Company.

Shareholders may not be entitled to the takeover offer protections provided by the City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers applies to offers for all public companies considered by the Takeover Panel to be resident in the United Kingdom, the Channel Islands (which includes Guernsey) or the Isle of Man.

However, the Takeover Panel will normally consider a company resident in the United Kingdom, the Channel Islands or the Isle of Man only if it is incorporated in one of those jurisdictions and has its place of central management in one of those jurisdictions.

The Takeover Panel may not regard the Company as having its place of central management in the United Kingdom, the Channel Islands or the Isle of Man, in which case the Takeover Panel may decline to apply the City Code to the Company and Shareholders will not receive the benefit of the takeover offer protections provided by the Code.

Further, both the United Kingdom and the Netherlands are expected to introduce new provisions to implement the Takeovers Directive in the United Kingdom and in the Netherlands around May 2006. It is currently not clear the extent to which either or both sets of provisions will apply to the Company.

Future Share issues could dilute the interests of existing Shareholders and lower the price of the Shares

The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under Guernsey law to offer any such Shares to existing Shareholders on a pre-emptive basis. Therefore, it may not be possible for existing Shareholders to participate in such future Share issues, which may dilute the existing Shareholders' interests in the Company. In addition, the issue of additional Shares by the Company, or the possibility of such issue, may cause the market price of the Shares to decline.

Risks Relating to the Manager

The Company's performance is dependent on the Manager, and the Company may not find a suitable replacement if the Manager terminates the Management Agreement

The Company is reliant on the Manager, who has significant discretion as to the implementation of the Company's operating policies and strategies. The Company is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, the Directors believe that the Company's success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse effect on the performance of the Company.

There are conflicts of interest in the Company's relationship with the Manager

The Manager or its affiliates manages and invests in other investment vehicles which have investment objectives which overlap with those of the Company, and some of the members of the Board of Directors also serve as officers and/or directors of these other entities. These relationships may lead to conflicts of interest. For example, certain investments appropriate for the Company may also be appropriate for one or more of these other

investment vehicles. It is possible that the Company will not have the opportunity to participate in investments made by such other investment vehicles which fall within the Company's investment objectives. When it is determined that it would be appropriate for the Company and one or more other investment vehicles managed by the Manager or its affiliates to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an appropriate basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment. The Manager may also engage in additional real estate-related management and investment opportunities in the future which may also compete with the Company for investments.

While the Manager does not currently manage any investment vehicle whose core business competes directly with the Company and while the Management Agreement prevents the Manager from raising or sponsoring a vehicle whose investment policies, guidelines or plans target as its primary investment category, investment in credit sensitive European real estate related securities, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in Target Investments.

The ability of the Manager and its officers and employees to engage in other business activities will reduce the time the Manager spends managing the Company. The Company may engage in a material transaction with the Manager or another entity managed by the Manager provided the transaction is on arm's length commercial terms.

The management compensation structure that the Company has agreed to with its Manager may encourage the Manager to invest in high risk investments. In addition to its management fee, the Manager is entitled to receive incentive compensation based in part upon the Company's FFO. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on FFO may lead the Manager to place undue emphasis on the maximisation of FFO at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative.

The Management Agreement may be difficult and costly to terminate

Termination of the Management Agreement may be difficult and costly. The term of the Management Agreement is ten years from 13 August 2003, subject to automatic renewal: (i) on the tenth anniversary of its commencement; and (ii) on each three year anniversary of such date, for an additional three year period unless a majority of the Shareholders by vote agree that there has been unsatisfactory performance by the Manager that is materially detrimental to the Company. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, unless the Company, either at the request of the Manager or at its own volition, purchases the Manager's right to receive incentive compensation at its fair market value (determined by independent appraisal to be conducted by an appraisal firm recognised in the United States, and mutually agreed upon by the Company and the Manager), the Company must continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement which payments could continue for an indefinite period of time. These provisions may increase the effective cost to the Company of terminating the Management Agreement.

Broad investment guidelines provide the Manager with a wide range of potential investments each of which the Directors will not specifically review

The Manager is authorised to follow very broad investment guidelines. The Board of Directors will periodically review the Company's investment guidelines and the Company's investments. However, the Board of Directors does not review each proposed investment. Transactions entered into by the Manager may be difficult or impossible to unwind by the time they are reviewed by the Board of Directors.

The foregoing factors are not exhaustive and do not purport to be a complete explanation of all the risks and significant considerations involved in investing in the Company.

IMPORTANT INFORMATION

The delivery of this Prospectus shall not under any circumstances create any implications that there has been no change in the affairs of the Company since the date hereof.

An investment in the Company should be regarded as a long-term investment. There can be no assurance that the Company's investment objectives will be achieved.

The Company is subject to the risks associated with high levels of debt financing, including the risk that, in the medium to long term, available funds will be insufficient to meet payments of interest or capital due to its, or its subsidiary undertakings', lenders. This risk could adversely affect the Company's ability to provide returns to the holders of Shares and the value of such Shares could be adversely affected. Accordingly, investment in the Company will involve certain risks and special considerations. The investments of the Company are subject to the normal market fluctuations and risks inherent in all investments and there can be no assurance that an investment will retain its value or that appreciation will occur. The price of Shares and the income from Shares can go down as well as up, and investors may not realise the value of their initial investment. Investors must be able and willing to withstand the loss of their entire investment.

This Prospectus includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of the Company concerning, amongst other things, the investment objectives and investment policy, financing strategies, investment performance, results of operations, financial condition, liquidity, prospects, and dividend policy of the Company and the markets in which it, and Special Purpose Vehicles formed by the Company, invest and issue securities. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Company's actual investment performance, results of operations, financial condition, liquidity, dividend policy and the development of its financing strategies may differ materially from the impression created by the forward-looking statements contained in this document. In addition, even if the investment performance, results of operations, financial condition, liquidity and dividend policy of the Company, and the development of its financing strategies, are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

- the risk factors set forth above in the section entitled "Certain Risk Factors" in this Prospectus;
- changes in economic conditions generally and the real estate and debt markets specifically;
- changes in the Company's business strategy;
- changes in interest rates and/or credit spreads, as well as the success of the Company's hedging strategy in relation to such changes;
- impairments in the value of the collateral underlying the Company's investments in asset backed securities;
- impairments in the value of the Company's real estate investments;
- legislative/regulatory changes;
- changes in taxation regimes;
- the Company's continued ability to invest the cash on its balance sheet and the proceeds of this Offer in suitable investments on a timely basis;
- the availability and cost of capital for future investments; and
- competition within the finance and real estate industries.

Potential investors are advised to read this document in its entirety before making any investment in Shares and, in particular, the sections of this document entitled "Summary", "Certain Risk Factors", Part II "The Company and its Business", Part III "Operating and Financial Review and Prospects", Part IV "Management of the Company", Part IX "Consolidated Financial Information for the period ended 31 December 2004", Part X "Unaudited Results for the six month period ended 30 June 2005" and Part XI "Unaudited results for the nine

month period ended 30 September 2005", for a further discussion of the factors that could affect the Company's future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this document may not occur. All Shareholders are entitled to the benefit of, are bound by, and are deemed to have notice of, the provisions of the Memorandum and Articles of Association of the Company which investors should review.

Information attributed to or sourced from third parties in this Prospectus has been accurately reproduced and as far as the Company is aware and is able to ascertain from information published by the stated sources, no facts have been omitted which would render the information inaccurate or misleading.

Subject to its legal and regulatory obligations, the Company expressly disclaims any obligations to update or revise any forward-looking statement contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Prospective investors must not treat the contents of this Prospectus as advice relating to legal, taxation, investment or any other matters. Prospective investors must inform themselves as to: (a) the legal requirements within their own countries for the purchase, holding, transfer, redemption or other disposal of Shares; (b) any foreign exchange restrictions applicable to the purchase, holding, transfer, redemption or other disposal of Shares which they might encounter; and (c) the income and other tax consequences which may apply in their own countries as a result of the purchase, holding, transfer, redemption or other disposal of Shares. Prospective investors must rely upon their own representatives, including their own legal advisers and accountants, as to legal, tax, investment or any other related matters concerning the Company and an investment therein.

Investors should note that Morgan Stanley & Co. International Limited and/or its affiliates have acted, and in some cases, continue to act, in various capacities in relation to the issuers of certain securities in which the Company invests or may invest, including as manager, servicer, security trustee, equity holder and/or secured lender to affiliates of the issuer of the relevant securities. Each role confers specific rights to and obligations on Morgan Stanley & Co. International Limited and/or its affiliates. In carrying out these rights and obligations the interests of Morgan Stanley & Co. International Limited and/or its affiliates may not be aligned with the interests of a potential investor in the Company's shares. Morgan Stanley & Co. International Limited and/or its affiliates in their capacity as lender to certain of the issuers of securities in which the Company invests or its affiliates may hold security interests in various of those issuers' assets, some of which assets may also secure obligations owed to holders of the relevant issuer's securities, which may include the Company.

Neither the Shares nor the Company have been approved or disapproved by any governmental or regulatory authority of any country or jurisdiction, nor has any such governmental or regulatory authority passed upon or endorsed the merits of the Company or an investment in its Shares. The consent of the Policy Council of the States of Guernsey under the Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 has been obtained for each issue of Shares by the Company. It must be specifically understood that, in giving consent, neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council takes any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard to it.

THE SHARES HAVE NOT BEEN APPROVED OR RECOMMENDED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY U.S. STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY NOR HAVE SUCH AUTHORITIES CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The distribution of this Prospectus and the offer, sale and/or issue of Shares in certain jurisdictions may be restricted by law. Persons into whose possession this document comes are required by the Company and Morgan Stanley & Co. International Limited to inform themselves about, and to observe, any such restrictions.

This Prospectus does not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for any Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation. The distribution of this Prospectus and the offering of Shares in certain jurisdictions may be restricted. Accordingly, persons outside the United Kingdom into whose possession this document comes are required by the Company and Morgan Stanley & Co. International Limited to inform themselves about and to observe any restrictions as to the offer or sale of Shares and the distribution of this document under the laws and regulations of any territory in connection with any applications for Shares in the Company, including obtaining any requisite governmental or other consent and observing any other formality prescribed in such territory. No action has been taken or will be taken in any jurisdiction by the Company,

Morgan Stanley & Co. International Limited, the Manager or the Administrator that would permit a public offering of Shares in any jurisdiction where action for that purpose is required, nor has any such action been taken with respect to the possession or distribution of this document other than in any jurisdiction where action for that purpose is required.

The distribution of this document and the offer, sale and/or issue of Shares has not been and will not be registered under the Securities Act, any state securities laws in the United States or, except as set out in this Prospectus, the securities laws of any other jurisdiction and may not be reoffered, resold, pledged or otherwise transferred except as permitted by the Company's Articles of Association and as provided in this Prospectus.

Further, no purchase, sale or transfer of Shares may be made unless such purchase, sale or transfer will not result in the assets of the Company constituting "plan assets" within the meaning of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA") that are subject to Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, investors using assets of retirement plans or benefit plans that are subject to ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire Shares, and each investor will be required to represent or will, by its acquisition of a Share be deemed to have represented, that it is not a "benefit plan investor" within the meaning of ERISA that is using assets of a plan that is subject to ERISA or Section 4975 of the Code. Any purported purchase or transfer of a Share that would cause the Company's assets to be deemed to be "plan assets" under ERISA that are subject to Title I of ERISA or Section 4975 of the Code, or otherwise does not comply with the foregoing, is subject to restrictions as provided in the Company's Articles of Association and this Prospectus.

The Shares are transferable subject to the restrictions described herein. Each transferor of Shares agrees to provide notice of the transfer restrictions set forth herein to the transferee.

THE MANAGER IS EXEMPT FROM REGISTRATION WITH THE COMMODITY FUTURES TRADING COMMISSION AS A COMMODITY POOL OPERATOR BECAUSE PARTICIPATION IN THIS POOL IS LIMITED, IN THE CASE OF U.S. PERSONS, TO CERTAIN INDIVIDUALS WHO ARE WITHIN A SUBCLASS OF QUALIFIED ELIGIBLE PERSONS ("QEPs") AND TO ENTITIES THAT ARE EITHER QEPs OR ACCREDITED INVESTORS, RECOGNISED UNDER THE FEDERAL SECURITIES AND COMMODITIES LAWS. THEREFORE, THE MANAGER IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO PARTICIPANTS IN THIS POOL.

Notice to New Hampshire Residents only

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANYWAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Available Information

For so long as any of the Shares are in issue and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of a Share, or to any prospective purchaser of a Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Service of Process and Enforcement of Civil Liabilities

The Company is incorporated under Guernsey law. Service of process upon Directors and officers of the Company, the majority of whom reside outside the United States, may be difficult to obtain within the United

States. Furthermore, since most directly owned assets of the Company are outside the United States, any judgment obtained in the United States against it may not be collectible within the United States. There is doubt as to the enforceability in England and Guernsey, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon U.S. federal securities laws.

Presentation of Financial Information

The consolidated financial information contained in Part IX of this Prospectus has been extracted, without material adjustment, from the audited consolidated financial statements of the Company for the year ended 31 December 2004. Similarly, the financial information contained in Parts X and XI of this Prospectus has been extracted, without material adjustment, from the unaudited results for the Company for the six-month period ended 30 June 2005 and the nine-month period ended 30 September 2005 respectively.

The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

Certain financial information in this Prospectus has been rounded and, as a result, the totals of the data presented may vary slightly from the actual arithmetic totals of such information.

PART I

EUROPEAN ABS AND REAL ESTATE MARKET OVERVIEWS

European ABS Market

The European asset backed securities market has experienced significant growth over the last decade. The Directors estimate that the European market currently consists of approximately U.S.$600 billion of outstanding debt[1], and new issuance has grown at a compounded annual rate of 32.7 per cent. since 1996[2].

	European ABS New Issuance								
	1997	1998	1999	2000	2001	2002	2003	2004	2005 (projected)
					(U.S.$ in Billions)				
Real estate related securities	15	13	27	47	73	80	122	161	220
Other ABS	30	25	30	34	49	51	75	137	110
Total	45	38	57	81	122	131	197	298	330

Note: Numbers in this table are rounded so may not add to the total shown.

Source: Morgan Stanley Fixed Income Research

According to the Directors' estimates, new issuance of European ABS reached an all time high of approximately U.S.$298 billion in 2004, including CMBS of U.S.$24 billion[3]. The Directors believe that there will be increasing supply over the next few years of European CMBS, as this market has been consistently growing each year, resembling the scale and growth of the United States market a decade ago. The Directors estimate that European real estate backed securities (CMBS and RMBS) represent the largest component of the European ABS market, accounting for 54 per cent. of the estimated new ABS issuance in 2004[4].

The European ABS market is diversified by collateral and increasingly diversified by country. While the UK has historically dominated European issuance (in part due to a supportive insolvency regime and favourable lease structures), this is slowly changing, as Italy and Spain become increasingly significant. The Directors currently expect France and Germany to grow in importance to the primary market over the medium term and provide increasing liquidity for investors.

The Directors expect strong growth in European ABS markets over the next few years. A broadening investor base is expected to increase the efficiency of the ABS market, leading to better execution for issuers. In addition, new capital regulations are expected to put pressure on some originators to securities assets they currently hold in their portfolios.

European Real Estate Market

The Directors estimate that in 2004 a total of €95.6 billion was invested in European real estate, representing an increase of 7 per cent. from their estimate for 2003 and 49 per cent. from their estimate for 2000[5]. The Directors expect this increase in investment to continue for the remainder of 2005.

The Directors believe that investment in European real estate presents a significant growth opportunity. In particular, the Directors believe that there is substantial opportunity for investment in credit lease real estate via sale-leaseback transactions. Recently, European corporations have been searching for ways to raise capital and are increasingly effecting such sale-leaseback transactions. The growing volume of these transactions marks a departure from a long held practice among European corporations of holding property on-balance sheet. It is also part of a bigger transformation in the way European companies finance, lease and manage property.

Such credit lease transactions (which have been common in the United States for many years) were relatively rare in Europe until recent years, when a recession, increasing competitive pressure and heightened

(1) Source: Directors estimate based on published research

(2) Source: Morgan Stanley Fixed Income Division Research

(3) Source: Directors estimate based on published research

(4) Source: Directors estimate based on Morgan Stanley Fixed Income Division Research

(5) Source: Directors estimate based on JLL European Capital Markets Bulletin

emphasis on shareholder value caused companies to review their balance sheets for non-strategic assets and to consider the divestiture of real estate as a way to raise capital for their core businesses and allow them to reduce debt, invest in new technology or increase flexibility. Such credit lease transactions provide a company with access to 100 per cent. of the value of its real estate, while retaining control of such real estate.

Throughout Europe, companies have completed real estate transactions totalling approximately €37 billion over the last seven years[(6)], and the Directors believe that the potential for more deals is substantial for investors and owner-occupiers, with an estimated €59 billion of aggregate transaction value up to 2009[(7)]. European companies currently own about 66 per cent. and lease approximately 34 per cent. of the real estate in which they operate[(8)], which is roughly the opposite of the proportion in the United States[(9)]. The Directors believe that credit lease transactions will be a significant method by which investors will invest substantial capital into European real estate over the next three to four years.

(6) Source: DTZ Research Money into Property

(7) Source: DTZ Research Money into Property

(8) Source: DTZ Research Money into Property

(9) Source: DTZ Research Money into Property

PART II

THE COMPANY AND ITS BUSINESS

The financial information as at 30 September 2005 set out in this Part II has been derived from the Company's unaudited interim results for the nine months ended 30 September 2005 and its management accounts.

Introduction

The Company is a closed-ended limited liability investment company formed to invest in the growing ABS and real estate markets in Europe. The Company invests primarily in European real estate investments, and European real estate related debt. It is regulated as a closed-ended fund by the Guernsey Financial Services Commission.

The Company seeks to finance its investments in such a way as to reduce exposure to interest rate, currency and refinancing risk, while retaining flexibility to monitor and manage any potential or perceived credit exposure. The Company's return on equity is the difference, or net spread, between the return on its investments and its costs of financing.

Investment Objectives and Policy

The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns for Shareholders through prudent asset selection and the use of match-funded financing structures, where appropriate, which are intended to reduce interest rate, currency and refinancing risks. The Company seeks to deliver returns by optimising the difference between the yield on investments and the cost of financing these investments.

The Company's investment activities target substantially, but not exclusively, two distinct categories of investment:

European Real Estate Investments

Investments within this category fall into two principal sub-categories:

(i) European Real Estate Assets:

The Company acquires direct interests in real estate. As of 30 September 2005, investments in direct real estate represented (on an unaudited basis) approximately 21 per cent. of the Company's gross assets.

(ii) Other Real Estate Investments

The Company also makes investments which, while not direct real estate assets, give it exposure to real estate assets. An example of such an investment is the units in FIP it acquired in July 2005. As of 30 September 2005 investments falling in this sub-category represented (on an unaudited basis) approximately 9 per cent. of the Company's gross assets.

European Real Estate Related Debt

Investments within this category fall into two principal sub-categories:

(i) European Real Estate and Other Asset Backed Securities:

The Company acquires moderately credit sensitive asset backed securities, including CMBS, RMBS and other ABS. The Company generally targets investments with a credit rating, determined by internationally recognised rating agencies, from A down to BB. As of 30 September 2005, its investments (including restricted cash) in these asset backed securities represented 62 per cent. (on an unaudited basis) of the Company's gross assets with an average rating of BBB+.

(ii) European Real Estate Related Loans:

The Company acquires loans made at moderate leverage levels to well capitalised real estate operators with established track records. These loans include real estate related B Notes, mezzanine loans, bank loans and real estate loans. As of 30 September 2005, its investments in real estate related loans represented 5 per cent. (on an unaudited basis) (by carrying value) of the Company's gross assets.

The remaining 3 per cent. of the Company's gross assets as at 30 September 2005 (on an unaudited basis) are held in cash and other current assets.

The Company's strategy for real estate investment is primarily to acquire property leased to creditworthy tenants with term financing and to hold these assets for the medium to long-term and lock-in the net spread between financing costs and rental income.

The Company does not have specific policies as to the allocation among types of its investments since its investment decisions depend on changing market conditions. Instead, the Company focuses on relative value and in-depth risk/reward analysis (with an emphasis on asset quality and principal protection), diversification, suitable financing and credit risk management.

Asset Quality and Diversification

The Company seeks to diversify its investments by asset type, industry, location, issuer and tenant. The Company expects that this diversification will help minimise the risk of capital loss.

As at 30 September 2005 (on an unaudited basis):

Real Estate Investments

- the Company's direct real estate investments amounted to 21 per cent. of the Company's gross assets and comprised 126 properties in Germany with an aggregate value of €398 million.
- The Company's other real estate investments amounted to 9 per cent. of the Company's gross assets and comprised 1450 units in FIP.

Real Estate Related Debt

- the Company's asset backed securities portfolio comprised 101 securities with an aggregate face amount of €1,172.4 million and an average investment size of approximately €11.6 million. Of this portfolio, 2 per cent. was rated AAA, 5 per cent. was rated AA, 22 per cent. was rated A, 63 per cent. was rated BBB and 8 per cent. was rated BB; 51 per cent. was CMBS, 20 per cent. was RMBS and 29 per cent. was other ABS; and
- the Company's real estate related loans represented (by carrying value) 5 per cent. of the Company's gross assets, and comprised four loans secured over commercial real estate or cash in the United Kingdom and one loan secured over commercial real estate in France.

Recent Developments

FIP(1)

The Company has acquired approximately 11 per cent. of the Class A units in FIP — Fondo Immobili Pubblici ("FIP") for approximately €190 million. FIP is the first real estate investment fund promoted by the Italian Ministry of Economy and Finance. FIP owns a portfolio of approximately 400 non-residential urban properties spread across the Republic of Italy with a concentration in North and Central Italy. The properties have an aggregate leased area of approximately 2.6 million square metres and are leased to and occupied by various Italian government agencies. The properties are managed on behalf of FIP by Investire Immobiliare in return for a management fee that is payable by FIP. The whole portfolio is subject to a nine-year lease with an extension option of a further nine years. It also contains sell-down rights under which it is expected that, following an initial 2 year lock-up, the portfolio will be sold on a staggered basis over an 11 year period.

The FIP properties were transferred to FIP at a price of €3.3 billion but as at 31 December 2004 were independently adjudicated to have a market value of approximately €3.7 billion. The acquisition of the properties by FIP was financed through a 15-year senior loan which at closing amounted to €1,994 million or 60 per cent of the transfer value. Substantially all of the remainder of transfer price was, after a bridging period, ultimately financed in July 2005 through the issue of 13,292 Class A Units (at the date of this Prospectus the Company owns 1500 Class A Units).

(1) The information in this paragraph regarding FIP and its property portfolio was provided to the Company in its capacity as an investor by FIP and its manager.

Belfry Portfolio

The Company has acquired a portfolio of retail properties in various locations across Germany (the "Belfry Portfolio") for approximately €71 million. The Belfry Portfolio comprises 28 properties, the majority of which are leased to prominent German retailers with long term leases.

The properties are mostly recently developed retail assets, generally in grocery, discounter or supermarket formats with an aggregate lettable area of approximately 55,000 square metres. The portfolio currently benefits from over 98.8 per cent occupancy and in-place leases have a weighted-average lease term of 10 years. Over 85 per cent. of the Belfry Portfolio's income is due from national retailers including Rewe, Aldi, KiK Schlecker and Plus.

Bastion Portfolio

The Company has acquired a portfolio of recently developed grocery stores (the "Bastion Portfolio") in a sale-leaseback transaction with Edeka Handelsgesellschaft Sudwest GmbH ("Edeka Southwest"). The transaction size is approximately €36 million. The Bastion Portfolio comprises 13 properties which are located in small cities and towns in southwestern Germany, primarily between Frankfurt, Stuttgart and Saarbrucken. All the properties are large format supermarkets and in aggregate have approximately 25,000 square meters of leaseable space.

Edeka is a leading German grocery chain with €31.5 billion in annual revenue and in excess of 8,500 stores in Germany with over 200,000 employees[(2)]. All 13 properties are or will be leased to Edeka Southwest, the regional subsidiary. 12 properties will benefit from 15-year net leases, while one property will be subject to a 12-year lease with extension options.

Truss Portfolio

The Company is in the process of acquiring a portfolio of retail properties held by various unconnected sellers in various locations across Germany (the "Truss Portfolio").

As at 1 December 2005 the Company had entered into purchase agreements to acquire 31 properties. The aggregate purchase price of these properties will be approximately €80 million. These properties are mostly recently developed retail assets, generally in grocery, discounter or supermarket formats, and have an aggregate lettable area of approximately 63,000 square metres. They currently benefit from almost 98.9 per cent. occupancy. In-place leases have a weighted-average lease term of approximately 10 years and over 85 per cent. of income is derived from national retailers including Plus, LIDL, Aldi, REWE and Edeka.

The acquisition of the properties that the Company has signed purchase agreements in respect of, and payment of the purchase price by the Company, is subject to the satisfaction of conditions precedent which are customary in the German market.

The Directors also expect the Company to acquire further similar properties that the Manager has identified and that would, following their acquisition, form part of this portfolio. If all of these additional properties were acquired, the aggregate purchase price for all of the assets making up the portfolio would be approximately €106 million.

Further information regarding the Company's direct real estate investments is provided in the Valuation Reports contained in Part XII of this Prospectus. The Valuation Report relating to the Truss Portfolio only covers those properties in respect of which the Company had signed purchase agreements as of 1 December 2005.

Securities and Loans Portfolio

Between 30 September 2005 and 6 December 2005, the Company acquired or committed to acquire securities for approximately €151.9 million and real-estate backed loan interests (or instruments allowing economic exposure to loans) for approximately €27.8 million.

In addition, on 8 December 2005, Eurocastle CDO III declared that it was fully invested.

(2) *Source: Edeka website www.edeka.de*

Credit Risk Management

Credit risk refers to each individual debt issuer, borrower or tenant's ability to make required interest, principal or rental payments on the scheduled due dates.

The Company makes securities or loan investments that offer attractive risk-adjusted returns with long-term principal protection under a variety of default and loss scenarios. While the expected yield on these investments is sensitive to the performance of the underlying assets, in relation to securities, the first risk of default and loss is usually borne by the more subordinated securities or other features of the securitisation transaction and, in relation to loans, the selection of moderately leveraged loans to well capitalised borrowers mitigates the risk of principal loss. The Company's real estate investments are intended to offer risk-adjusted returns through the selection of assets leased to tenants who are believed to be of high credit quality.

The Company further reduces credit risk by actively monitoring its investments and their underlying credit quality and, where appropriate, repositioning investments to upgrade their credit quality and yield. A significant portion of the Company's investments are financed with collateralised debt obligations. The Company's CDO securities and loans financings (see "Financing" below) offer structural flexibility to manage credit risk.

Consolidated Subsidiaries and Special Purpose Vehicles

The Company holds its investments either directly, through subsidiaries or indirectly through leveraged special purpose vehicles ("SPVs"). In the case of SPVs, the ordinary share capital of the SPVs is held by a third party trust unconnected to the Company or the Manager, but the SPVs are nevertheless consolidated with the Company because, in substance, the Company retains the majority of the residual or ownership risks related to each SPV and its assets in order to obtain benefit from the SPV's activities. Currently, the Company holds its securities and loan investments through four SPVs, Eurocastle Funding Limited, Eurocastle CDO I plc, Eurocastle CDO II plc, Eurocastle CDO III plc and Eurocastle CDO IV plc, all of which are incorporated in Ireland. Over time the Directors expect the Company to establish additional SPVs to finance the acquisition of further investments. For a summary of how the Company uses SPVs to implement its match-funded financing strategy for its securities and loan investments, see "Financing Strategy and Match-Funded Discipline" below.

The Company holds its real estate investments through its subsidiary Luxgate S.à r.l. which in turn holds each investment through an intermediate holding company (Bastion Participation Lux S.à r.l. in the case of the Bastion Portfolio, Belfry Participation Lux S.à r.l. in the case of the Belfry Portfolio, Truss Lux Participation S.à r.l. in the case of properties within the Truss Portfolio, and Eurobarbican S.à r.l. in the case of the Deutsche Bank Portfolio) which hold the assets in the relevant jurisdiction through one or more local vehicles. The Company's investment in FIP is held through Finial S.à r.l. which is also a wholly owned subsidiary of Luxgate S.à r.l.

The Company does not have, and does not currently anticipate having, any off-balance sheet financing.

Investment Guidelines

The Board of Directors has adopted general guidelines for investments and borrowings which are currently as follows:

- no single investment by the Company will exceed 20 per cent. of the gross assets of the Company;
- no one real property (including all adjacent or contiguous properties) will, at the time of acquisition, represent more than 15 per cent. of the gross assets of the Company;
- income receivable from any one real property tenant, or tenants within the same group, in respect of any financial year, will not exceed 20 per cent. of the Company's total income in that financial year;
- at least 90 per cent. by value of real properties held will be in the form of freehold or long leasehold properties or the equivalent;
- the proportion of the Company's real property portfolio which is unoccupied or not producing income or which is in the course of substantial development, redevelopment or refurbishment will not exceed 25 per cent. of the value of the Company's gross assets;
- the Company will not retain more than 15 per cent. of its net profits (before gains and losses on the disposal of properties and other investments);
- leverage will not exceed 95 per cent. of the value of the Company's gross assets;

- the Company will not co-invest with the Manager or any of its affiliates (other than Company affiliates) unless (i) the co-investment is otherwise in accordance with the Company's investment guidelines and (ii) the terms of such co-investment are at least as favourable to the Company as to the Manager or such affiliate (as applicable) making such co-investment;
- not more than 10 per cent., in aggregate, of the value of the gross assets of the Company will be invested in other listed investment companies (including listed investment trusts), except where the investment companies themselves have stated investment policies to invest no more than 15 per cent. of their gross assets in other listed investment companies (including listed investment trusts); and
- save in respect of its real estate investments, the Company will not control or seek to control, or be actively involved in the management of, any companies or businesses in which it invests, and will not take legal or management control of investments in its portfolio.

The above guidelines do not apply to the Company's investments in SPVs or subsidiaries through which any investment is held and, for example, such investments may represent more than 20 per cent. of the Company's gross assets. The Manager has agreed, however, in the Management Agreement, to manage the assets of any SPV or subsidiary such that the investment policy of the SPV or subsidiary conforms with the investment policies and investment guidelines of the Company. As at the date of this Prospectus, the only SPVs are Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, Eurocastle CDO IV and Eurocastle Funding and the only subsidiaries are Luxgate S.à r.l. and the wholly owned subsidiary companies of Luxgate S.à r.l. through which the Company holds its investments.

Many of the current investment guidelines reflect requirements that apply to the Company under the Listing Rules as a result of its London Listing. The Directors have reviewed the investment guidelines and the extent to which it would be appropriate to amend them in view of the impending cancellation of the Company's London Listing and they have decided that the guidelines should be amended as of the date of cancellation of the Company's London Listing to be as follows:

- leverage will not exceed 95 per cent. of the Company's gross assets; and
- the Company will not co-invest with the Manager or any of its affiliates (other than Company affiliates) unless (i) the co-investment is otherwise in accordance with the Company's investment guidelines and (ii) the terms of the co-investment are at least as favourable to the Company as to the Manager or such affiliate (as applicable) making such co-investment.

The Board will keep the Company's investment guidelines under review and will determine the extent to which further changes to them are appropriate having due regard to the Shareholders' interests. If and when further changes are made, they will be notified to Shareholders through the usual channels.

The Company will disclose in its annual accounts details of any breaches of the Investment Guidelines that have occurred during the relevant financial year and the action taken to remedy them.

The Company may acquire assets from the Manager or its affiliates, including securities issued by the Manager or its affiliates, and the Company may sell assets to the Manager and its affiliates, including securities issued by the Manager and its affiliates, provided in each case that such transaction complies with the Company's investment guidelines and the transaction is on arm's length commercial terms.

Target Investments

The Company intends to continue to invest in the following categories of investments.

European Real Estate Assets

The Company intends to continue to invest in real estate assets generally by purchasing properties leased to high quality tenants on a credit lease basis. Credit leases generally place the economic burden of ownership on the tenant by requiring them to pay the costs of maintenance, insurance, taxes, structural repairs and other operating expenses.

In addition to the Bastion, Belfry and Truss Portfolios described earlier in this Part II, the Company acquired 96 properties in Germany (contained in 110 parcels of real estate for the purposes of the relevant municipal register) through a sale/leaseback transaction with Deutsche Bank in December 2004. This portfolio (the "Deutsche Bank Portfolio") is approximately 295,000 square metres spread across 90 cities and towns throughout Germany and predominantly consists of office buildings. As at 31 December 2004, it contained 11 per

cent. of Deutsche Bank's retail bank branches in Germany[3], and Deutsche Bank is expected to produce 68 per cent. of the portfolio's revenue from 52 per cent. by space in 2005. Deutsche Bank has leased the properties under two arrangements: (i) 67 per cent. of the space (as at 31 December 2004) is leased to Deutsche Bank on fixed lease terms (of which approximately two-thirds is leased for ten years); and (ii) 33 per cent. (as at 31 December 2004) is on flexible lease terms (of which approximately one-third is leased to Deutsche Bank). The bank has the option to vacate half of this flexible lease space in the first five years, a further ten per cent. on the eighth anniversary and the final 40 per cent. on the tenth anniversary.

Since the acquisition of the Deutsche Bank Portfolio, the Company has added 16 new leases bringing the total occupancy of this portfolio to approximately 76 per cent.

Other European Real Estate Investments

The Company intends to continue to make other investments which, whilst not direct investments, give it exposure to real estate assets which are leased on a credit lease basis. Its investment in FIP is an example to such an investment.

European Real Estate and Other Asset Backed Securities

CMBS

CMBS are debt securities secured by or evidencing ownership interests in a single mortgage loan secured by a commercial property or a pool of mortgage loans secured by commercial properties. These securities may be senior, subordinate, investment grade or non-investment grade. The yield on CMBS will depend, in part, on the timely payment of interest and principal due on the underlying mortgage loans, and defaults by the borrowers on such loans may ultimately result in deficiencies and defaults on the CMBS. In the event of a default, the trustee for the benefit of the holders of CMBS will typically have recourse only to the underlying pool of mortgage loans and, if a loan is in default, to the mortgaged property securing such mortgage loan. After the trustee has exercised all of the rights of a lender under a defaulted mortgage loan and the related mortgaged property has been liquidated, typically no further remedy will be available. However, holders of relatively senior classes of CMBS will be protected to a certain degree by the structural features of the securitisation transaction within which such CMBS were issued, such as the subordination of the relatively more junior classes of the CMBS.

The credit quality of CMBS depends primarily on the credit quality of the underlying mortgage loans. Among the factors likely to determine the credit quality of a mortgage loan are (i) the principal amount of the mortgage loan relative to the value of the related mortgaged property at origination and at maturity, (ii) the creditworthiness of tenants occupying the underlying properties, (iii) the purpose of the mortgage loan (e.g., refinancing or new purchase), (iv) the mortgage loan terms (e.g., amortisation, balloon amounts, reserves, prepayment terms, lease duration), and (v) the geographic location of the mortgaged property securing the mortgage loan.

The Directors expect that the majority of the Company's CMBS investments will be rated by at least one internationally recognised rating agency. The majority of investments in CMBS are intended to consist of securities that are part of a capital structure or securitisation where the rights of such class to receive principal and interest are subordinate to senior classes but senior to the rights of lower rated classes of securities.

RMBS

RMBS are debt securities secured by or evidencing ownership interests in pools of mortgage loans secured by residential properties.

Like CMBS, the yield on RMBS depends, in part, on the timely payment of interest and principal due on the underlying mortgage loans by the borrowers, and defaults by such borrowers may ultimately result in deficiencies and defaults on the RMBS. In the event of a default, the trustee for the benefit of the holders of RMBS has rights similar to corresponding rights of a CMBS trustee.

Like CMBS, credit quality of the underlying mortgage loans is a function of factors such as (i) the principal amount of the mortgage loans relative to the value of the related mortgaged properties, (ii) the creditworthiness of the borrowers, (iii) the purpose of the mortgage loans (e.g., refinancing or new purchase), (iv) the mortgage loan terms (e.g., prepayment and amortisation), and (v) the geographic location of the properties securing the mortgage loans.

---

(3) Source: Deutsche Bank Annual Report 2004

The Directors expect that the Company will continue to invest in RMBS of a credit quality similar to that described above for CMBS.

Other Asset Backed Securities

The Company may also make investments in other types of asset backed securities which are backed by various other types of collateral such as loans to small and medium sized companies, non-performing mortgage loans, whole business loans, aircraft loans, sub-prime mortgage loans, auto loans and credit card loans.

European Real Estate Related Loans

The Company also invests in portfolios of European mortgage loans. These loans may take the form of "B Notes". A "B Note" is typically a privately negotiated loan (a) secured by a first mortgage on a single large commercial property or group of related properties and (b) subordinated to an "A Note" secured by the same first mortgage on the same property. The subordination of a B Note is typically evidenced by an inter-creditor agreement with the holder of the related A Note. The Company may acquire B Notes in negotiated transactions with the originators, as well as in the secondary market.

The Company may also selectively pursue special investment situations where the Manager believes cash flows have been mispriced, such as discounted securities in particular sectors or jurisdictions which have fallen out of favour due to economic pressures, regulatory issues or illiquidity.

Whilst it is intended the Company's investment portfolio will be diversified in the manner described above, as a result of changing market conditions, the percentage of its assets that will be invested in each category of Target Investments cannot be predicted with any certainty.

Financing Strategy and Match-Funded Discipline

The Company employs leverage in order to achieve its return objectives. The Company does not have a predetermined target debt to equity ratio as the Directors believe the appropriate leverage for the particular assets that the Company is financing depends on the nature and credit quality of those assets. As at 30 September 2005, the Company's debt to equity ratio was approximately 5 to 1 or 80 per cent. of gross assets (on an unaudited basis). The Company maintains access to a broad array of capital resources in an effort to insulate its business from potential fluctuations in the availability of capital. The Company utilises multiple forms of financing including CDOs, which as at the date of this Prospectus amounted to a face value of €400 million in respect of Eurocastle CDO I, €400 million in respect of Eurocastle CDO III and £200 million in respect of Eurocastle CDO II, term loans, as well as short term financing in the form of repurchase agreements. The Manager may elect for the Company to bear a level of refinancing risk on a short term or longer term basis, such as is the case with investments financed with repurchase agreements, when, based on all of the relevant factors, bearing such risk is advisable. The Company utilises leverage for the sole purpose of financing its portfolio and not for the purpose of speculating on changes in interest rates.

The Company attempts to reduce interim refinancing risk and to minimise exposure to interest rate fluctuations through the use of (a) match-funded financing structures whereby it seeks in respect of debt obligations: (i) to match the maturities of the Company's debt obligations with the maturities of its assets and (ii) to match the interest rates on the Company's investments with like-kind debt (i.e., floating rate assets are financed with floating rate debt and fixed rate assets are financed with fixed rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies; and (b) in the case of real estate investments, to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely. This allows the Company to minimise the risk of having to refinance its liabilities prior to the maturities of its assets, or expiry of its leases in the case of real estate investments, and to reduce the impact of changing interest rates on the Company's earnings.

As at 30 September 2005, the weighted average life of the Company's real estate related debt portfolio on an unaudited basis was 4.1 years and the weighted average life of its liabilities against the real estate related debt portfolio was 6.9 years. These figures are unaudited.

CDOs

The Company utilises securitisation structures, such as CDOs, as well as other financing structures (for example long-term bank debt, commercial paper programmes, bond issues and other long-term financing techniques) to match-fund certain Target Investments.

CDOs are multiple class debt securities, or bonds, secured by pools of collateral consisting of assets, such as mortgage backed or other asset backed securities. In the Company's case, the collateral will be certain Target investments of a type that the Company typically invests in. Like typical securitisation structures, in a CDO (a) the assets are held by a bankruptcy remote SPV and financed by the issue by the SPV of one or more classes of bonds, (b) further qualifying assets are acquired with the balance of the bond proceeds until a target amount has been so acquired (during an investment period which is typically six to 18 months after the bonds are issued), (c) the assets are pledged to a trustee for the benefit of the holders of the bonds, (d) one or more classes of the bonds are rated by one or more rating agencies, and (e) one or more classes of the bonds are marketed to a wide variety of fixed income investors, all of which enables the CDO sponsor to achieve a relatively low cost of long-term financing. Unlike typical securitisation structures, the Company may structure its CDOs such that the underlying assets may be sold, subject to certain limitations, without a corresponding pay-down of the CDO debt during the reinvestment period (which is typically three to five years), provided the proceeds are reinvested in certain qualifying assets. Such CDO structures will enable the Manager to manage, subject to certain limitations, the pool of underlying assets. The Directors believe that the Company's CDO financing structures will enable it to lock in a long-term cost of funds and minimise the risk that it has to refinance its liabilities prior to the maturities of its investments while giving the flexibility to manage credit risk.

Under a CDO financing structure, a portfolio of investments (other than direct real estate investments) satisfying Eurocastle's credit and diversification investment criteria is assembled and held by an SPV. To help finance the purchase of the underlying investments, the SPV may issue a series of notes. Notes issued pursuant to a CDO transaction typically:

- are rated by one or more rating agencies (typically 50 per cent. — 70 per cent. or more of each CDO issuance is rated "AAA");
- are listed on a recognised securities exchange (for example, Luxembourg or Ireland);
- are not subject to redemption at the request of any third party holders (and thus will not be subject to refinancing risk for mismatched maturities);
- are sold primarily to institutional investors; and
- only have a claim on the collateral of the issuer.

Eurocastle CDO I

On 8 June 2004, the Company closed its first CDO financing, Eurocastle CDO I, whereby a portfolio of real estate securities and other asset backed securities were purchased by a consolidated subsidiary which issued €372 million face amount of investment grade senior and mezzanine bonds and €28 million face amount of non-investment grade mezzanine and subordinated bonds. The Company and its consolidated subsidiaries retained €49 million of the mezzanine and subordinated bonds issued by Eurocastle CDO I.

Eurocastle CDO II

On 5 May 2005, the Company completed a CDO financing, Eurocastle CDO II, whereby a portfolio of European real estate related securities and other asset backed securities were refinanced through a public issue with a corresponding U.S. private placement by Eurocastle CDO II plc of £191 million of investment grade senior and mezzanine bonds and £9 million of subordinated bonds. The Company and its consolidated subsidiaries retained £17.5 million of the mezzanine and subordinated bonds issued by Eurocastle CDO II.

In order to avoid a full interest charge being incurred on unused cash resulting from fully funding the CDO on the closing date, Eurocastle CDO II plc secured a delayed draw commitment from the holder of a delayed draw note that it issued, which entitles it to draw down up to £51 million from the purchaser of the AAA bonds over the course of the approximately seven and one-half month ramp-up period. A commitment fee of 0.20 per cent. is payable for this arrangement. Upon expiry of the ramp-up period, the CDO is required to have drawn-down the full £51 million delayed draw amount such that the aggregate debt issued at this time amounts to £200 million.

The weighted average credit rating of Eurocastle CDO II's portfolio of securities at closing was BBB. The assets in this portfolio are, consistent with applicable rating agency criteria, diversified by asset type, industry, location and issuer. The Directors expect that this diversification will mitigate the risk of capital loss to the portfolio.

Eurocastle CDO III

On 28 April 2005, the Company completed a CDO financing, Eurocastle CDO III, whereby a portfolio of European real estate related securities and other asset backed securities were refinanced through a public issue with a corresponding U.S. private placement by Eurocastle CDO III plc of €383 million of investment grade senior and mezzanine bonds and €17 million of subordinated bonds. The Company and its consolidated subsidiaries retained €30 million of mezzanine and subordinated bonds.

In order to avoid a full interest charge being incurred on unused cash resulting from fully funding the CDO on the closing date, Eurocastle CDO III plc secured a delayed draw commitment from the holder of delayed draw note that it issued, which entitles it to draw down up to €158 million from the purchaser of the AAA bonds for the duration of the approximately seven and one-half month ramp-up period. A commitment fee of 0.20 per cent. is payable for this arrangement. Upon expiry of the ramp-up period, the CDO is required to have drawn-down the full €158 million delayed draw amount such that the aggregate debt issued at this time amounts to €400 million.

The weighted average credit rating of Eurocastle CDO III's portfolio of securities at closing was BBB+. The assets in this portfolio are, consistent with applicable rating agency criteria, diversified by asset type, industry, location and issuer. The Directors expect that this diversification will mitigate the risk of capital loss to the portfolio.

Eurocastle CDO IV

The Company, through Eurocastle CDO IV plc (a newly established SPV borrower), entered into a term credit multi-currency facility for €400 million on 14 July 2005 in order to finance investments in asset backed securities and real estate related loans. In accordance with the Company's match-funding financing philosophy, this facility replicates many of the features of a traditional CDO financing including sheltering the SPV borrower from mark to market risk on its investments. The three year extendable facility allows the SPV borrower more flexibility in its eligibility criteria than those contained in Eurocastle CDO I, Eurocastle CDO II or Eurocastle CDO III, including having substantial flexibility to invest in real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Company, or a consolidated subsidiary, needs to make to the SPV borrower to maintain the senior financing levels provided by the lender.

Real Estate Financing

The Company procures medium to long-term secured financing for both its and other real estate investments. It structures such financing taking into account jurisdiction-specific factors to ensure optimal returns. The Deutsche Bank Portfolio was financed with an 8.3 year non-recourse secured €246.5 million term loan which bears interest at Euribor plus 1.18 per cent. per annum. The Belfry Portfolio was financed with a 10 year non-recourse €56.2 million term loan (which bears fixed rate interest at 10 year Euribor swap rate plus a margin of 1.40 per cent.) and the Bastion Portfolio was financed with a 7 year non-recourse €26.5 million term loan (which bears interest at Euribor plus 1.20 per cent.). The FIP investment was financed with a 13 year non-recourse €121.8 million term loan (which bears interest at Euribor plus 1.95 per cent. increasing to Euribor plus 3.75 per cent. after the eighth year of the term). The Truss Portfolio will be financed with a non-recourse term loan. Further details of these term loans are set out in note 10 to the unaudited results of the Company for the 9 month period ended 30 September 2005, as set out in Part XI of this document.

Short-Term Financing

The Company currently also uses short-term financing, in the form of repurchase agreements, bridge financings and bank warehousing facilities, as an intermediate step prior to the implementation of its match-funded financing structures. Short-term financing may also be employed in relation to assets which are not suitable to be financed on a long-term basis. Such assets are currently held through Eurocastle Funding, an SPV established by the Company. Any contractual obligations entered into by Eurocastle Funding with third parties may be guaranteed and have recourse to the Company's assets. The assets of Eurocastle Funding are managed by Fortress pursuant to the Funding Management Agreement, a summary of which is set out in Part VI of this Prospectus.

Currently the Company has a revolving €50 million credit facility with Deutsche Bank AG, London, details of which are set out in 7.12 of Part VI of this Prospectus.

Amount of Leverage

The amount of equity relative to the external debt of the Company will depend, among other things, upon the diversification and quality of the underlying investments. In any case, the total leverage of the Company will not exceed 95 per cent. of its gross assets. As at 30 September 2005, the Company on a consolidated basis had incurred approximately €1,550 million of debt representing 80 per cent. of its gross assets (on an unaudited basis).

For certain risks related to the Company's financing strategy see the risk factors set out in the section entitled "Certain Risk Factors" in this Prospectus.

Interest Rate and Currency Hedging Activities

The Company and its consolidated subsidiaries may enter into derivative transactions for the purposes of efficient portfolio management, where appropriate, to protect their investments from interest rate fluctuations and foreign exchange fluctuations. These transactions may include swaps, the purchase or sale of collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate and currency risk as the Manager determines is in the best interests of the relevant entity, given the cost of such hedges. The Manager may elect to have the relevant entity bear a level of interest rate and currency risk that could otherwise be hedged when the Manager believes, based on all relevant facts, that bearing such risks is advisable. The Company and its consolidated subsidiaries may enter into derivative transactions to gain exposure to investments but not for speculative purposes.

For a discussion of certain risks related to the use of derivatives, see the risk factors set out in the section entitled "Certain Risk Factors" in this Prospectus.

Dividend and Dividend Policy

The Company currently pays regular quarterly dividends to Shareholders and the Directors expect to continue this policy. The Company's aim is to pay all or substantially all of its earnings in the form of dividends to Shareholders (excluding surpluses from the sale or realisation of investments held directly by the Company). Since the initial public offering in June 2004, the Board of Directors of the Company has declared the following dividends:

	Record Date	Payment Date	Per Share Dividend
2004 — Third quarter	29 October 2004	5 November 2004	€0.30
2004 — Fourth quarter	4 March 2005	11 March 2005	€0.33
2005 — First quarter	29 April 2005	6 May 2005	€0.33
2005 — Second quarter	24 June 2005	15 July 2005	€0.35
2005 — Third quarter	28 October 2005	11 November 2005	€0.37
Total dividends to date			€1.68

The dividend per Share for the year ended 31 December 2004 was €0.63. There can be no assurance that the Company will continue to pay dividends at the levels set out above or at all. The Company may revise its dividend policy from time to time.

Current Investments[4]

As of 30 September 2005, the Company held €580 million (by carrying value) of real estate investments located in Germany and Italy and its diversified portfolio of real estate related debt totalled €1,273 million (face amount). Its portfolio of real estate related debt consisted of 41 per cent. Sterling-denominated investments and 59 per cent. Euro denominated investments with collateral spread 52 per cent., 13 per cent., 13 per cent. and 22 per cent. respectively between UK, Italy, Germany and other European countries. Excluding loans with a face value of approximately €100 million, the real estate related debt portfolio had a weighted average credit rating of BBB+.

(4) All information relating to the Company's current investments set out in this section is presented on an unaudited basis.

As at 30 September 2005, all investments made with a value of greater than 5 per cent. of the gross assets of the Company and the 10 largest investments held directly (or indirectly through SPVs) by the Company were as follows[5]:

Investment/Security Name	Asset Type	Percentage of Gross Assets	Face Amount	Cost Basis	Carrying Value	Coupon Margin	Discount Margin	Expected Maturity	Public Credit Ratings S&P	Moody's	Fitch
			(€'000)	(€'000)	(€'000)						
1 FIP	Real Estate Fund Units	9	174,870	174,827	181,949	n/a	n/a	n/a	NR	NR	NR
2 HELOC 1X B	CMBS	2	41,801	41,801	41,696	52	52	10/05/2006	AAA	Aa3	—
3 Mapeley Columbus Limited	LOAN	2	36,668	36,304	36,304	225	225	28/06/2012	NR	NR	NR
4 GECO 2002 D	CMBS	1	28,000	27,937	28,147	190	176	22/12/2009	BBB	Baa3	—
5 ANNFIN 0 01/10/23	CMBS	1	27,087	27,294	27,209	97	97	11/10/2009	A	A2	A
6 Windermere IV CMBS PLC	LOAN	1	24,013	24,013	24,013	325	325	20/01/2009	NR	NR	NR
7 TREVI 1X B	NPL	1	24,000	23,851	24,174	240	183	16/08/2008	—	A2	A
8 PUNTVB 06/30/35	WBS	1	23,467	23,467	23,467	110	110	18/09/2014	BBB	Baa3	BBB
9 VALES 1 G	CMBS	1	22,000	21,809	21,789	180	195	05/02/2007	BBB	—	—
10 NYMPH 2002-1 D	CMBS	1	21,000	20,986	21,300	180	134	27/01/2009	BBB	A3	A
Total		20	422,906	422,289	430,048						

Descriptions of each of the Investments are as follows:

1. FIP — Investment in 1,450 Class A Units issued by FIP, a closed-ended Italian real estate fund, backed by a portfolio of real estate leased to an Italian Government agency.
2. HELOC 1X B — Securitisation of loan secured on portfolio of 31 Thistle Hotels in UK.
3. Mapeley Columbus Limited — A portion of a B Note in a loan made to, inter alios, Mapeley Columbus Limited, secured over UK real estate.
4. GECO 2002 D — CMBS of 173 loans made by Westfalische Hypothekenbank (now part of the Hypo Real Estate Bank AG) in Germany.
5. ANNFIN 0 01/10/23 — Finance for a 45,000 unit estate of married quarter properties leased to the UK Ministry of Defence.
6. Windermere IV CMBS PLC — A junior loan made to a securitisation issuer to replicate a B note secured on Central London office properties owned by, inter alios, AM Holdings Ltd.
7. TREVI 1X B — Securitisation of a portfolio of non-performing loans by Capitalia (formerly Banca di Roma). The portfolio is largely secured by real estate.
8. PUNTVB 06/30/35 — Securitisation of a portfolio of UK public houses.
9. VALES 1 G — Securitisation of a EUR 246.5m commercial mortgage loan originated by Hypo Real Estate Bank International (Hypo), secured by a portfolio of 109 commercial properties located in Germany.
10. NYMPH 2002-1 D — Predominantly UK CMBS originated by Bayerische Landesbank, currently comprising 17 loans (reduced from the original 39).

As at 30 September 2005, being the date of the most recent net asset valuation, the unaudited net asset value per share was €12.65.

Financial Information

Consolidated Financial Information for the period ended 31 December 2004 are set out in Part IX of this Prospectus. Unaudited results for the six month period ended 30 June 2005 are set out in Part X of this Prospectus. Unaudited results for the nine month period ended 30 September 2005 are set out in Part XI of this Prospectus.

There has been no significant change in the financial or trading position of the Group since 30 September 2005, the date to which the interim results set out in Part XI of this document were prepared.

(5) Source: Company's management accounts.

PART III

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis below provides information which the Directors believe is relevant to an assessment and understanding of its consolidated financial position and results of operations. You should read this discussion and analysis in conjunction with the consolidated financial statements and related notes in Parts IX, X and XI of this Prospectus.

The following discussion and analysis contains statements reflecting the Directors' views about the Company's future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause the Company's actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, developments in the European property markets, influence of currency fluctuations and inflation, and other factors discussed in the section entitled "Certain Risk Factors" in this Prospectus, may affect the Company's performance. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise save to the extent it is required to do so under applicable law or regulation.

The Company has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (or "IFRS") which differ in certain respects from accounting principles generally accepted in the United States.

For the purposes of this section, the term "Company" means Eurocastle Investment Limited and where the context requires, Eurocastle Investment Limited and its consolidated subsidiaries.

The financial information in this Part III has been derived from the Company's audited accounts for the year ended 31 December 2004, its unaudited interim results for the six months ended 30 June 2005 and its unaudited results for the three months ended 30 September 2005.

Operating Results

	Year ended 31 December		Six months ended 30 June (unaudited)		Three months ended 30 September (unaudited)	
	2004	2003*	2005	2004	2005	2004
			(€'000)			
Operating Income						
Interest income	23,902	50	30,437	2,763	16,970	9,020
Increase in fair value of total return swap	—	—	—	—	428	—
Rental income	344	—	12,655	—	6,408	—
Real estate fund unit income	—	—	—	—	3,607	—
Gain on securities portfolio contract	4,141	611	—	4,056	—	84
Realised gain on disposal of investment properties	—	—	—	—	731	—
Realised gain on disposal of available-for-sale securities	1,356	—	1,853	—	380	—
Increase in fair value of real estate fund units	—	—	—	—	7,122	—
Increase/(decrease) in fair value of investment properties	—	—	513	—	(68)	—
Total operating income	29,743	661	45,458	6,819	35,578	9,104
Operating Expenses						
Interest expense	13,663	—	25,495	1,808	14,876	4,512
Loss on foreign currency translation	613	—	1,159	50	314	230
Property operating expenses	33	—	1,202	—	917	—
Other operating expenses	3,403	759	4,100	1,175	2,529	1,179
Total operating expenses	17,712	759	31,956	3,033	18,636	5,921
Profit on ordinary activities before taxation	12,031	—	13,502	3,786	16,942	3,183
Taxation expense	—	—	287	—	590	—
Net profit (loss)	12,031	(98)	13,215	3,786	16,352	3,183
Earnings Per Ordinary Share						
Basic	0.79	(0.01)	0.71	0.32	0.68	0.17
Diluted	0.78	(0.01)	0.69	0.32	0.65	0.17
Weighted Average Shares Outstanding						
Basic	15,214,818	11,857,670	18,529,515	11,930,263	24,209,670	18,463,670
Diluted	15,495,783	11,857,670	19,253,965	11,955,615	25,046,485	18,943,733

Note:

* period from 8 August 2003 (formation date) to 31 December 2003.

Balance Sheet Data

	As of		As of	
	30 June 2005 (unaudited)	31 December 2004	30 September 2005 (unaudited)	30 September 2004 (unaudited)
	(€'000)		(€'000)	
Asset backed securities (includes cash to be invested)	923,682	796,522	1,143,354	693,713
Asset backed securities pledged under repurchase agreements	289,703	467,962	60,398	164,479
Real estate loans	33,170	21,938	63,328	—
Real estate loans pledged under repurchase agreements	14,069	—	36,304	—
Investment properties	319,451	318,514	398,042	—
Real estate fund units	—	—	181,992	—
Cash and cash equivalents	87,650	10,293	17,500	1,619
Restricted cash	1,769	2,812	1,879	2,273
Other assets	12,918	9,578	24,937	6,877
Total assets	1,682,412	1,627,619	1,927,734	868,961
Debt obligations	1,337,339	1,154,310	1,550,281	654,027
Other liabilities	53,207	266,887	71,214	11,617
Minority interest	2	2	2	2
Shareholders' equity	291,864	206,420	306,237	203,215

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data

	As of		As of	
	30 June 2005[3] (unaudited)	31 December 2004[3]	30 September 2005 (unaudited)	30 September 2004 (unaudited)
Weighted average asset yield	4.09%	4.18%	4.06%[2]	4.25%
Weighted average liability cost	2.65%	2.73%	2.72%	2.68%
Weighted average net spread	1.44%	1.45%	1.34%	1.57%
Weighted average credit rating	BBB+[1]	BBB+[1]	BBB+[1]	BBB+[1]
Percentage investment grade	89%	93%	92%	88%
Number of securities	92	85	106	67

Note:

(1) Publicly rated securities only

(2) Includes assets and liabilities referenced under a total return swap

(3) Excludes short-term investments with a maturity of less than 3 months and rated A-1+ by Standard & Poors and P-1 by Moody's

Consolidated results for the year ended 31 December 2004 compared with the period from incorporation on 8 August 2003 to 31 December 2003

The Company commenced operations on 21 October 2003, and therefore the results for 2003 do not represent a full year. Total income for 2003 was €0.7 million compared to €29.7 million for all of 2004. Total income for 2003 principally comprised gains on a securities portfolio contract with Morgan Stanley. The Company purchased these securities underlying this derivative style contract during the middle of 2004 and at that time realised additional gains of €4.1 million. Total income for 2004 also included interest income of €23.9 million from the Company's €1,286.4 million portfolio of interest bearing asset backed securities and loans. The Company also generated total gains of €1.4 million on disposals of approximately €40 million of asset backed securities in the last quarter of 2004. There were no securities disposals in 2003.

In addition to acquiring real estate and other asset backed securities and real estate related loans during 2004, the Company also completed its first sale-leaseback real estate transaction for €318.5 million. This investment allowed the Company to invest substantially the remainder of the capital raised in its June 2004 initial public offering. This sale-leaseback is a long-term investment and enables the Company to capitalise on attractive opportunities in European credit leased real estate investments. The transaction was not completed until the end of December and therefore had minimal impact on the 2004 results, contributing €0.3 million of rental income before financing costs and other related expenses.

Interest expense for 2004 amounted to €13.7 million and represented the costs of match funding the Company's securities and loans portfolio. The increase in other operating expenses from €0.8 million in 2003 (from 21 October 2003 to 31 December 2003) to €3.4 million for the full year 2004 was primarily due to the increased costs of operating as a listed company and the increased asset base and capital of the Company.

Despite credit spreads of European asset backed securities having reached historically tight levels by the end of 2004, the Company continued to find attractive opportunities to deploy capital at attractive risk adjusted returns. As at 31 December 2004, the Company's securities and loan portfolio (excluding short term investments) had an average credit rating of BBB+ and was yielding a net return after financing costs of 1.45 per cent.

The Company's 2004 net profit after taxation was €12 million, or €0.78 per diluted share, compared to a net loss of €0.1 million for 2003, or €0.01 per diluted share.

Consolidated unaudited results for the six months ended 30 June 2005 compared with the six months ended 30 June 2004

Total income for the six months ended 30 June 2005 was €45.5 million compared to €6.8 million for the six months ended 30 June 2004. This increase in income was due to the Company owning assets generating substantially greater income during the six months ended 30 June 2005 as compared to assets held during the same period in 2004. Total income for the six months ended 30 June 2005 comprised interest income of €30.4 million, rental income of €12.7 million, realised gains on disposal of securities of €1.9 million and an increase in the fair value of investment properties of €0.5 million. Interest income was on half year-end securities, loans and cash (the usage of some of which is restricted by the terms of the CDO) of €1,350.0 million. By half year-end, the securities and loans portfolio was yielding 4.09 per cent. Rental income was in line with expectations and represented the full six months rental contribution from the direct real estate portfolio acquired in December 2004. The Company also generated total gains of €1.9 million on disposals of approximately €87 million of securities during the half year.

Total income for the corresponding period in 2004 amounted to €6.8 million and included €2.8 million of interest income on substantially lower balance of interest-bearing securities and €4.0 million of unrealised gains (a combination of net interest income and mark to market gains on the reference assets) on the securities portfolio contract. There were no disposals of securities in the first six months of 2004. The Company had no direct real estate investments during the period and therefore no rental income was generated.

Interest expense for the six months ended 30 June 2005 amounted to €25.5 million and included the interest cost of a €246.5 million 8.3 year term loan with Hypo Real Estate International, entered into in December 2004, to finance the Initial Real Estate Portfolio. The interest rate on this loan is three month Euribor plus 1.18 per cent. After allowing for a matching term fixed rate interest rate swap on €210 million of the loan, the average cost of financing the Deutsche Bank Portfolio at the end of June 2005 was 4.56 per cent. The weighted average liability cost of debt financing of the Company's securities and loans portfolio as at 30 June 2005 was 2.65 per cent., giving a net yield of 1.44 per cent. Interest expense for the half year ended 30 June 2004 amounted to €1.8 million reflecting substantially lower outstanding debt during the period as compared to the six months ended 30 June 2005. The weighted average financing cost at the end of June 2004 was 2.68 per cent., giving a net yield of 1.42 per cent.

The increase in property and other operating expenses from €1.2 million in the six months ended 30 June 2004 to €5.3 million in the six months ended 30 June 2005 was primarily due to the accrual of incentive fees, management fees charged on a larger capital base, non-recoverable service charge expenses relating to the Initial Real Estate Portfolio and the additional fees and costs associated with administering the Company as a listed company.

The Company's net profit after taxation for the six months ended 30 June 2005 was €13.2 million, or €0.69 per diluted share, compared to €3.8 million, or €0.32 per diluted share, for the six months ended 30 June 2004. The return on average invested capital during the six months ended 30 June 2005 was 12.8 per cent. compared to 6.2 per cent. during the six months ended 30 June 2004. Earnings for the six months ended 30 June 2005 were based on shareholders' equity and total assets of €291.9 million and €1,682.4 million, respectively, compared to significantly lower shareholders' equity of 196.4 million and total assets of €638.5 million at the end of June 2004.

Consolidated unaudited results for the three months ended 30 September 2005 compared with the three months ended 30 September 2004

Total income for the third quarter of 2005 was €35.6 million compared to €9.1 million for the third quarter of 2004. The significant increase in income was due to the Company owning assets generating substantially greater income during the three months ended 30 September 2005 as compared to the assets held during the same period in 2004. Third quarter 2005 total income comprised interest income of €17.0 million, rental income of €6.4 million on direct real estate acquired in December 2004 and on additional direct real estate investments made in August and September 2005, realised gains on disposal/redemption of securities of €0.4 million, a decrease in the fair value of investment properties of €0.1 million, €3.6 million from real estate fund units, a €7.1 million increase in the fair value of real estate fund units and a €0.7 million profit on the disposal of investment properties. By quarter-end, the securities and loans portfolio was yielding 4.6 per cent. Rental income was in line with expectations and represented the full quarter's rental contribution from the real estate portfolio. The Company also generated total gains of €0.4 million on disposals of approximately €152 million of securities during the quarter. During the quarter, the Company's investment in FIP generated interest income and fair value gains of €10.7 million in total. The Company also generated mark to market gains of €0.4 million from a single total return swap entered into in the quarter.

Total income for the corresponding period in 2004 amounted to €9.1 million and included €9.0 million of interest income on substantially lower balance of interest-bearing securities and €0.1 million of unrealised gains (a combination of net interest income and mark to market gains on the reference assets) on the securities portfolio contract. There were no disposals of securities in the third quarter of 2004. The Company had no direct real estate investments during the quarter and therefore no rental income was generated.

Interest expense for the third quarter 2005 amounted to €14.9 million on quarter end debt obligations of €1.55 billion and included the interest cost of a €246.5 million loan with Hypo Real Estate International, entered into in December 2004, to finance the Deutsche Bank real estate portfolio. The interest rate on this loan is three month Euribor plus 1.18 per cent. After allowing for a matching term fixed rate interest rate swap on €210 million of the loan, the average cost of financing this investment at the end of September 2005 was 4.55 per cent. During the quarter, the Company financed its Belfry Portfolio with a 10 year loan at the 10 year swap rate plus a margin of 1.4 per cent. and financed its Bastion Portfolio with a 7 year loan at Euribor plus 1.2 per cent. Its purchase of the FIP units was financed with a 13 year loan at Euribor plus 1.95 per cent. At the quarter end, the weighted average liability cost of the debt financing the Company's securities and loans portfolio was 2.72 per cent., giving a net yield of 1.34 per cent. Interest expense for the three months ended 30 September 2004 amounted to €4.5 million on quarter end debt obligations of €654 million. The weighted average financing cost at the end of September 2004 was 2.68 per cent., reflecting the lower cost short-term repo financing of the investment portfolio at that time, giving a net yield of 1.57 per cent.

The increase in property and other operating expenses from €1.2 million in the third quarter 2004 to €3.4 million in the third quarter of 2005 was primarily due to the accrual of incentive fees (no incentive fees had been accrued in 2004), management fees charged on a larger capital base and non-recoverable service charge expenses.

The Company's net profit after taxation for the third quarter of 2005 was €16.4 million, or €0.65 per diluted share, compared to €3.2 million, or €0.17 per diluted share, for the third quarter of 2004. The funds from operations ("FFO") return on average invested capital during the quarter was 12.5 per cent. Third quarter 2005 earnings were based on quarter-end shareholders' equity and total assets of €306 million and €1,928 million, respectively, compared to significantly lower shareholders' equity of €203 million and total assets of €867 million at the end of September 2004.

Liquidity and Capital Resources

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on its ability to obtain additional capital.

The Company's primary sources of funds consist of cash provided by operating activities, borrowings under loans and credit facilities and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Company expects that its long-term liquidity requirements, specifically the repayment of its debt obligations, will be met through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed in the capital markets through the issuance of collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen, or if demand for such liabilities diminish, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDOs, including gains thereon, must be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company finances some of its securities and loans with short term repurchase agreements with a number of investment banks. As at 30 September 2005 (on an unaudited basis), the Company was financing €96.7 million of its securities and loan portfolio through repurchase agreements totalling €86.2 million. The Company entered into a term facility in July 2005 which has been used to refinance a significant part of the portfolio previously financed through short term repos, as well as providing term financing for additional securities and loans (See "Financing Strategy and Match-Funded Discipline" in Part II of this Prospectus).

The Deutsche Bank Portfolio was financed with a €246.5 million facility. It is primarily leased to credit tenants with medium-term to long-term leases and is therefore also expected to generate generally stable current cash flows. In addition, in the third quarter, the Company entered into a €56.2 million term facility and a €26.5 million term facility to finance the purchase of the Belfry Portfolio and Bastion Portfolio respectively. The Company's real estate financing is more particularly described under "Real Estate Financing" in Part III above and in note 11.2 to the unaudited financial results for the three months ended 30 September 2005 included in this Prospectus.

The Company has in place with Deutsche Bank AG, London a revolving credit facility of €50 million, to provide temporary working capital. This facility is described in more detail in paragraph 7.12 of Part VI of this Prospectus.

Interest Rate Risk

The Company's primary interest rate exposure relates to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk of having to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of 30 September 2005 (on an unaudited basis), a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €0.9 million per annum.

Foreign Currency Risk

The Company's primary foreign currency exchange rate exposure relates to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non-euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net sterling equity investment.

In connection with the Company's purchase of its asset backed securities and real estate related loans, the foreign currency risk is hedged through forward foreign currency exchange contracts.

Prospects

The Company's ability to increase earnings and dividends largely depends upon its ability to raise and invest capital at attractive levels. The Company's financial performance since 31 December 2004 has been satisfactory and the markets for the Company's target investments have been robust and deal flow has been and continues, to be strong. Accordingly, the Directors believe that the Company's financial performance will continue to be satisfactory for at least the rest of the current financial year. Based on expected growth in the European ABS market, which has been growing consistently in recent years on an annual basis, on the pipeline for European real estate loans and credit leased real estate investments and on the Company's key competitive strengths, the Directors believe that for the current financial year the Company is in a position to capitalise on market opportunities and to continue to be able to deliver stable dividends and attractive risk-adjusted returns.

PART IV

MANAGEMENT OF THE COMPANY

Management of the Company

The Board of Directors is responsible for the determination of the Company's investment objectives and policies as specified in this Prospectus and has responsibility for its activities. The Company has, however, appointed Fortress to be responsible for managing the Company and its portfolio of assets on a discretionary basis in accordance with the investment objectives and policies of the Company.

The Manager

Fortress is a global alternative investment and asset management firm with approximately U.S.$15 billion of equity capital currently under management[1]. Fortress was founded in 1998 by a group of senior professionals led by Wesley R. Edens. Today, the other principals of Fortress with responsibility for managing the Company include Messrs. Peter L. Briger, Jr., Robert I. Kauffman and Randal A. Nardone. Fortress has three alternative investment businesses: private equity, real estate securities and hedge funds. Fortress employs, together with its affiliates, over 350 people[1]. Fortress is headquartered in New York City and its affiliates have offices in Dallas, Frankfurt, Geneva, Hong Kong, London, Rome, San Diego, Sydney and Toronto.

The Manager's principals have an average of more than 20 years of experience[1] in the fields of real-estate investment, asset-based investing and finance and risk management with respect to both dollar and non-dollar denominated investments. The founders of the Manager have been involved in the acquisition of over U.S.$39 billion of assets (of which U.S.$15 billion of such assets are in Europe)[1] and issues of over U.S.$20 billion of asset backed securities (of which U.S.$10 billion have been issued in Europe)[1].

The founders of the Manager also have significant investing and financing experience in Europe having acquired over U.S.$6 billion of assets and issuing over U.S.$8 billion of asset backed debt securities primarily in the United Kingdom, France, Germany and Italy[1].

Examples of the Manager's experience are as follows:

Newcastle

Fortress manages a number of entities that invest in real estate securities, including Newcastle Investment Corp., a New York Stock Exchange listed real estate investment and finance company, which qualifies as a real estate investment trust for U.S. federal tax purposes. Newcastle invests in U.S. real estate securities and other real estate related assets using a similar investment strategy and financing techniques to those of the Company. As of 7 November 2005, Newcastle had a market capitalisation of over U.S.$1.1 billion. Newcastle's total return to stockholders since its initial public offering in October 2002 through 30 September 2005 is approximately 166 per cent[2].

As at 30 September 2005, Newcastle's investment portfolio totalled U.S.$5.6 billion[2] which consisted of U.S.$4.9 billion of real estate securities and real estate related loans and U.S.$695.5 million of residential mortgage loans. As of third quarter 2005, Newcastle paid an annualised dividend of U.S.$2.50 per share (a 108 per cent. increase on the third quarter 2002 dividend (being the first period for which a dividend was paid following its initial public offering)) and has consistently generated returns on average invested common equity in the mid teens[2]. Since 1999 Newcastle has administered and acquired five real estate securities portfolios which are all financed through CDOs[2].

In addition to its management activities in the United States, as a result of its private equity investments in Germany, the Manager also manages, through Gagfah Immobilien Management GmbH, a German residential real estate portfolio acquired in September 2004 of approximately €3.6 billion[3].

Fortress-managed funds also currently own a 65 per cent. interest in a real estate company, Mapeley Limited[1], which is listed on the London Stock Exchange. Mapeley Limited currently manages around two

(1) Source: Fortress Investment Group LLC

(2) Source: Fortress Investment Group LLC

(3) Source: Fortress Investment Group LLC

million square metres of real estate in the United Kingdom with a value as at 31 December 2004 of approximately £1.1 billion[(5)].

Further, through its private equity investments in Italy, the Manager controls Italfondiario SPA, an Italian financial institution which originates and services mortgage loans in Italy. Italfondiario is currently servicing a portfolio of loans with a face value in excess of €2.2 billion[(6)].

The Manager has appointed Fortress Investment Group (UK) Limited, a wholly-owned subsidiary of the Manager, to provide investment advice to the Manager including in relation to the Company.

The Manager's Resources

The Company relies on the facilities and resources of the Manager to conduct its day to day operations. The Company will have access to all of Fortress's infrastructure (operational and risk management systems) and resources as well as a dedicated team of professionals responsible for the day-to-day operations of the Company. The Directors also expect the long-standing close working relationships of the Manager with most market participants will afford the Company priority access to investments. The Manager is an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the Investment Advisers Act.

Conflicts

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in Target Investments. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or vehicle whose investment policies, guidelines or plan targets, as its primary investment category, investments in credit sensitive European real estate related securities it being understood that no such fund, company or vehicle shall be prohibited from investing in credit sensitive European real estate related securities.

The Manager does not manage any vehicle which invests primarily in credit sensitive European real estate related securities other than the Company.

If and when other vehicles managed by the Manager intend to invest in Target Investments, the Manager will use its best judgment and act in a manner which it considers fair and reasonable in allocating investment opportunities. It is possible, however, that the Company will not have the opportunity to participate in investments made by such other investment vehicles which fall within the Company's investment objectives. If it is determined that it would be appropriate for the Company and one or more other investment vehicles managed by the Manager to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an appropriate basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment.

Certain Principals of Fortress and its affiliates

The following sets out certain information with respect to the key principals of the Manager involved in managing the Company's business. These four principals of the Manager effectively serve as the Company's management and are responsible for the day to day management of the Company.

Peter L. Briger, Jr. has been a principal and a shareholder of Fortress since June 2002. Mr Briger is responsible for the operations and management of Fortress' Special Opportunities business. Prior to joining Fortress, Mr Briger spent 15 years at Goldman Sachs & Co., where he became a partner in 1996. Over the course of his career at Goldman Sachs, he held the positions of co-head of the Whole Loan Sales and Trading business, co-head of the Fixed Income Principal Investments Group, co-head of the Asian Distressed Debt business, co-head of the Goldman Sachs Special Opportunities (Asia) Fund LLC and co-head of the Asian Real Estate Private Equity business. In addition, he was a member of the Goldman Sachs Global Control and Compliance Committee, a member of the Goldman Sachs Asian Management Committee, and a member of the Goldman Sachs Japan Executive Committee. Mr Briger received a BA from Princeton University and an MBA from Wharton.

---

(5) Source: Mapeley Limited Listing Particulars dated 16 June 2005

(6) Source: Fortress Investment Group LLC

Wesley R. Edens has been a principal and the chairman of Fortress since co-founding the firm in 1998. Mr Edens is responsible for the operations and management of Fortress's private equity business and is the chairman and chief executive officer of Newcastle as well as serving on the boards of Brookdale Living Communities Inc. Green Tee Inc, Italfondiario SpA and Mapeley Limited. He has been a director of the Company since August 2003. He has been involved in the acquisition of over U.S.$13 billion of assets in Europe. Prior to forming Fortress, Mr Edens was head of Global Principal Finance at UBS Securities LLC from May 1997 to May 1998, and, prior to that, he was a partner and managing director of BlackRock Financial Management Inc. where he headed BlackRock Asset Investors and arranged in 1998 the acquisition and management of a £1.7 billion sale/leaseback privatisation of residential properties with the Ministry of Defence in the UK which was finally sold in 1999[7]. In addition, Mr Edens was formerly a partner and managing director of Lehman Brothers. Mr Edens received a BS in Business Administration from Oregon State University.

Robert I. Kauffman has been a principal and a shareholder of Fortress since co-founding the firm in 1998. Mr Kauffman is responsible for the operations and management of Fortress's European investment business. Mr. Kauffman also serves as the chief executive officer of Italfondiario SpA. Prior to joining Fortress, Mr Kauffman was a managing director of UBS from May 1997 to May 1998, and, prior to that, was a principal of BlackRock Financial Management Inc. Mr Kauffman was with Lehman Brothers from 1986 to 1994 and served as executive director of Lehman Brothers International in London beginning in 1992. Mr Kauffman received a BS in Business Administration from Northeastern University.

Randal A. Nardone has been a principal and a shareholder of Fortress since co-founding the firm in 1998. Mr Nardone oversees Fortress's structured finance and legal matters. Prior to joining Fortress, Mr Nardone was a managing director of UBS from May 1997 to May 1998 and, prior to that, was a principal of BlackRock Financial Management Inc and a managing director of BAI. In addition, Mr Nardone was a partner and a member of the Executive Committee of the law firm of Thacher Proffitt & Wood LLP, which he joined in 1980, and ran the structured finance group starting in 1993. Mr Nardone received a BA in English and Biology from the University of Connecticut and a JD from the Boston University School of Law.

Pursuant to the terms of the Management Agreement, the Manager is required to provide a dedicated management team which shall have, as their primary responsibility, the management of the Company and shall devote such of their time to the management of the Company as the Board of Directors reasonably deems necessary and appropriate, commensurate with the Company's level of activity from time to time.

As referred to above, pursuant to an investment advisory agreement, Fortress Investment Group (UK) Limited supplies the Manager with dedicated investment advice and credit monitoring services. Its key personnel are as follows:

Stephen Charlton joined Fortress Investment Group (UK) Ltd ("FIG UK") in August 2004 and is employed by FIG UK as Eurocastle's Chief Financial Officer. Mr Charlton was previously with Gordian Knot Limited where he spent 10 years as its Chief Financial Officer. While he was at Gordian Knot he was part of the management team responsible for creating, and then managing, Sigma Finance Corporation, a limited purpose finance company with total investment grade assets of U.S.$33 billion[8]. From 1989 to 1994 Mr Charlton was Finance Director of Sterling Trust plc, a listed financial services group. Mr Charlton started his career in London with Price Waterhouse where he qualified as a chartered accountant. He received a BA degree in Economics and Business Finance from Lancaster University.

Bruce Snider joined Fortress in April 2005 as Managing Director of Fortress Investment Group (UK) Ltd. Mr Snider was previously at UBS Principal Finance where he headed the Principal Finance business in Europe and chaired the Brooklands Committee. Prior to joining UBS, Mr Snider managed the Asset Backed Securitisation and Principal Finance businesses of Greenwich NatWest in Europe. Mr Snider began his Wall Street career in 1985 at Kidder Peabody in the Mortgage Department on the whole loan trading desk. Mr Snider graduated from Princeton University in 1983.

Dr Jan Striesow has been Senior Credit Officer of Fortress Investment Group (UK) Ltd since the beginning of 2004 and is responsible for providing credit advice to the Manager. Dr Striesow was previously Head of Credit Investments at Hamburgische Landesbank and was responsible for a portfolio in excess of €20 billion[9].

(7) Source: Fortress Investment Group LLC

(8) Source: Fortress Investment Group LLC

(9) Source: Fortress Investment Group LLC

Dr Striesow had been at Hamburgische Landesbank since 1977. Mr Striesow received an MA from the University of Cambridge and a PhD from the University of Hamburg.

Manager's Fees and Incentive Compensation

Management Fee

Under the terms of the Management Agreement, the Manager is entitled to receive from the Company an annual management fee of 1.5 per cent. of the gross equity of the Company (but which, for the avoidance of doubt, refers to the equity capital of the Company after deduction of costs incurred in connection with raising such capital), calculated and payable monthly in arrear. The annual management fee payable under the Management Agreement is offset by any amount the Manager receives by way of fees from Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, Eurocastle CDO IV, Eurocastle Funding and any subsequent SPV, pursuant to any management agreement between the Manager and an SPV. Further details are set out in Part VI of this Prospectus. The Manager uses proceeds from its management fee in part to pay compensation to its officers and employees.

The Management Agreement may be terminated by the Company upon expiration of the initial term of 10 years, or on each three year anniversary thereof in certain circumstances if a majority of the holders of Shares agree, by vote, that there has been unsatisfactory performance that is materially detrimental to the Company. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the 12 consecutive calendar months immediately preceding the termination. If the Management Agreement is terminated by the Company for gross negligence or wilful violation on the part of the Manager ("cause"), no termination fee is payable.

Incentive Compensation

The Manager is entitled to receive annual incentive compensation pursuant to the terms of the Management Agreement with the Company. The purpose of the incentive compensation is to provide an additional incentive for the Manager to achieve targeted Funds From Operations and to increase the Company's shareholder value. This incentive compensation, which is calculated on a cumulative, but not compounding, basis (and which is not subject to clawback) is an amount equal to the product of:

(A) 25 per cent. of the Euro amount by which:

(1) Cumulative Funds From Operations before the incentive compensation per Share exceed

(2) an amount equal to (a) the weighted average of the price per Share in any offerings by the Company (adjusted for prior capital dividends and capital distributions) multiplied by (b) a simple interest rate of 8 per cent. per annum

multiplied by

(B) the weighted average number of Shares outstanding (as determined on a cumulative basis).

Upon any termination of the Management Agreement by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above.

The Board of Directors may request that the Manager accept all or a portion of its incentive compensation in Shares, and the Manager may elect, in its discretion, to accept such payment in the form of Shares, subject to limitations that may be imposed by the Listing Rules or any other applicable laws or regulations.

Reimbursement of Expenses

Because the Manager's employees perform certain legal, accounting, due diligence and other services that outside professionals or outside consultants otherwise would perform, the Manager will be paid or reimbursed for the cost of performing such services in addition to its management fee and incentive compensation, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm's-length basis. Thus far, the Manager has borne costs it is entitled to have reimbursed by

the Company, however, it may at its discretion charge such costs to the Company in the future. In addition, the Manager will be reimbursed for any expenses incurred in contracting with third parties, including affiliates of the Manager, for the asset management of the Company's investments.

The expenses required to be paid by the Company include, but are not limited to, issuance and transaction costs incidental to the acquisition, disposition and financing of investments, legal and auditing fees and expenses, the compensation and expenses of the Company's directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Company (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of the Company, the costs of printing and mailing circulars and reports to its Shareholders, costs incurred by employees of the Manager for travel on the Company's behalf, costs associated with any computer software or hardware that is used by the Company, costs to obtain liability insurance to indemnify the Company's directors and officers and the compensation and expenses of its transfer agent and administrator. Such management expenses may be charged to capital but only to the extent that they directly relate to the raising of new capital. The Manager is responsible for all costs incidental to the performance of its and its affiliates' duties under the Management Agreement, including compensation of its and its affiliates' employees, rent for facilities and other overhead expenses.

Manager's Options

The Company has granted options to the Manager representing the right to acquire 10 per cent. of (i) the number of Shares offered and sold in its private offering in October 2003 at an exercise price per Share of €1.00 (before consolidation of the Shares of the Company on 13 June 2004) which was equivalent to an exercise price per Share of €10 after consolidation; (ii) the number of Shares offered and sold in its initial public offering in June 2004 at an exercise price per Share of €12.00 (which was the offer price for that offering); and (iii) the number of Shares offered and sold in its repeat offering in June 2005 at an exercise price of €17.25 per Share which was the offer price for that offering. The Options are fully vested and immediately exercisable on the date of grant. The Options will remain exercisable until 21 October 2013, 25 June 2014 and 15 June 2015 respectively. The Options were and are being granted in connection with the Manager's work related to the Company's offerings and provide an additional incentive for the Manager to enhance the value of the Company's Shares. The Options granted to the Manager form part of a "tandem award" where the Company may grant awards to the employees of the Manager. If the employees of the Manager exercise their options, the Manager's Options will no longer be exercisable to the extent exercised by the employee. The Manager's Options have been granted, and any tandem awards will be granted, under the Eurocastle Non-Qualified Share Option Plan adopted on 31 December 2003 (the "Plan"). As at the date of this Prospectus, no tandem options have been granted.

Share-based payments are accounted for based on their fair value on the grant date in accordance with the provisions of IFRS 2, Share-Based Payment. Share options granted in 2003 and 2004, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, have therefore been accounted for at the fair value on grant date. The fair values of such Options at the date of grant have been debited to equity as the costs of issuance of Shares with corresponding increases in other reserve.

Eligibility

The Manager and each employee of the Manager who is performing services for the Company and each officer, employee, consultant or adviser of the Company or any parent affiliate or subsidiary of the Company are eligible for awards under the Plan.

Awards

Initially, awards under the Plan will be granted by the Board although it is intended that, if and when the Board is of sufficient size, awards will be made by a committee comprising a majority of independent directors of the Board of Directors. The Board or the committee, as applicable, may grant awards singularly, in tandem or in combination with other awards.

The awards which may be granted under the Plan are:

- Share options, which are rights to acquire a specified number of Shares at an option price during a specified time as the Board determines. The share option will lapse on the tenth anniversary of its date of grant unless otherwise determined by the Board at the date of grant or in an award agreement. The option price will be fixed at the time of grant and will be the closing price of a Share of the Company on the principal stock exchange on which the Shares are trading.

- Share appreciation rights, which are rights to receive, upon surrender of the rights, an amount payable in cash and/or in Shares under such terms and conditions as the Board may determine. The amount payable in cash and/or Shares with respect to each right will be equal to the percentage of the amount by which the fair market value of a Share on the exercise date exceeds the fair market value of a Share on the date of grant. The applicable percentage will be established by the Board.
- Performance awards based on such conditions as the Board deem appropriate. The Performance awards may be contingent upon the performance of the Company's or the individual's performance. Performance awards may be in the form of performance units, performance shares and such other performance awards as the Board may determine.

The Board may amend the Plan. The participant's consent is required if the amendment adversely affects the rights of a participant.

As at 1 November 2005, Fortress's principals and employees owned approximately 10 per cent. of the issued equity capital of the Company (and, assuming the exercise of their options to purchase shares of the Company, approximately 18 per cent. of the then issued share capital). In addition, certain funds managed by the Manager on behalf of third party investors owned approximately 16 per cent. of the Company's issued share capital as at 1 November 2005.

Code of Business Conduct and Ethics

The Manager has a code of business conduct and ethics governing matters such as conflicts of interest, insider trading and fair dealing. The code applies to all of the Manager's employees and sets out procedures for reporting violations and the consequences of non-compliance.

The Administrator

The Company entered into an Administration Agreement with International Administration Group (Guernsey) Limited ("IAG") on 30 September 2005, under which IAG provides administrative and corporate secretarial services for the Company.

Established in early 2000, IAG is a subsidiary of Ashmore Group Limited, a UK based specialist asset management group which includes Ashmore Investment Management Limited and is regulated by the UK Financial Services Authority. IAG's management has over 25 years' experience in offshore fund administration, mostly gained at Guernsey's largest fund administrator. IAG is licensed by the Guernsey Financial Services Commission to carry on its offshore fund administration business.

Fees of IAG

IAG is entitled to receive from the Company a fee calculated as one quarter of the following percentages of the net asset value of the Company as at the end of each calendar quarter.

- 0.075% on the first €50 million;
- 0.05% on the balance in excess of €50 million;
- Subject to a minimum fee of €55,000 per annum.

This fee is calculated and payable in arrears.

Directors

All of the Directors of the Company, other than Wesley R. Edens, are independent of the Manager. The Directors, all of whom are non-executive and do not have service contracts, are as follows:

Wesley R. Edens was born in the United States of America in 1961. His biography is set out above under "Certain Principals of Fortress and its affiliates". Wesley R. Edens was appointed as a Director of the Company on 1 August 2003.

Keith Dorrian was born in Guernsey in 1946 and has over 30 years' experience in the offshore finance industry. In 1973, he joined Manufacturers Hanover Bank (Guernsey) Limited where, amongst other things, he was involved in a local residential mortgage programme. He moved to First National Bank of Chicago (Channel Islands) Limited in 1984, where, amongst other things he was involved in commercial real estate lending in the Netherlands. In 1989 he joined ANZ Bank (Guernsey) Limited where as a director of the bank and fund management company (ANZ Management Company (Guernsey) Limited), he was closely involved in the

banking and fund management services of the ANZ group, including residential lending in Guernsey. He took up the position of Manager Corporate Clients in Bank of Bermuda (Guernsey) Limited in 1999 and was appointed Head of Global Fund Services and Managing Director of Management International (Guernsey) Limited, the bank's fund administration company, in 2001 and retired on 31 December 2003. During this time, Mr Dorrian was involved in the credit approval process for local real-estate backed lending.

He is currently a non-executive director of a number of fund and fund management companies and holds the Institute of Directors Diploma in Company Direction. He was appointed as a Director of the Company on 1 August 2003.

Paolo Giorgio Bassi was born in Ferrara, Italy in 1950. He was a consultant and later a partner in the Boston based MAC Group between 1978 and 1992, during which time he handled the strategic and financial aspects of mergers, acquisitions and divestments in France, Italy and the United States. He was closely involved in acquisition processes involving Fiat, Olivetti and Carrefour. In addition, Mr Bassi has held a number of directorships, including of Banco Popolare de Milano between 1997 and 2001 (including five years as chief executive officer), during which time he was also chief executive officer of their principal real estate fund. He was chief executive officer of Centrobanca SpA and Italfondiario SpA up to 2002, both of which specialised in the financing of real estate projects within Europe. Mr Bassi is currently a member of the board of directors of Liguria Assicurazioni SpA and has advised Hines, a global real estate development group, and Zunino Group, an Italian real estate investment company. Since 2003, Mr Bassi has been serving as managing director of Sensi Group, an Italian real estate developer and investor. He is on the Board of Directors of Trace Tracker Innovation, Oslo, Norway and holds the position of Managing Director of P.A. Investments Luxemburg. He has studied sociology, physics and business administration in France and the United States and has been a professor of Economics and Organisation in the Faculty of Mathematics, Physics and Natural Sciences at the University of Milan since 1985. He was appointed as a Director of the Company on 11 June 2004.

In order to comply with the Listing Rules, which were amended to require that the chairman of a listed investment company must be independent of the company's investment manager, Paolo Bassi took over from Wesley R. Edens as chairman of the Board of Directors on 14 June 2005.

Directors' Fees

The ordinary remuneration of the Directors for their services will be determined from time to time by the Directors but shall not exceed €100,000 each per annum or such higher amount as may be determined by an ordinary resolution of the Company. The Company may also reimburse any Director for such reasonable expenses as he may incur in connection with the performance of their duties as Directors of the Company.

The total aggregate of the remuneration paid and benefits in kind granted to the independent directors for the period ended 31 December 2004 was €43,100. Wesley R. Edens does not receive any remuneration from the Company.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments.

No amounts have been set aside or accrued by the Company to provide pension, retirement or similar benefits for any of the Directors.

Paolo Bassi holds 31,800 Shares and Keith Dorrian holds 2,000 Shares as at the date of this Prospectus. They will each be issued a further 5,000 Shares and 1,000 Shares respectively at the Company's annual general meeting in 2006 as part of their remuneration, subject to each being a director of the Company at that time.

For information on Wesley R. Edens' interest in the Company please refer to Section 6 of Part VI of this Prospectus.

PART V

MARKET INFORMATION RELATING TO EURONEXT AMSTERDAM

General

In 2000, the stock exchanges of Amsterdam, Brussels and Paris were combined into Euronext, the first pan-European stock exchange whose holding company, Euronext N.V., is a public limited liability company incorporated under Dutch law. Subsequently, in 2002, the stock exchange of Lisbon and the London International Financial Futures and Options Exchange ("LIFFE") joined Euronext.

Access to Euronext is provided by Euronext Brussels, Euronext Amsterdam, Euronext Lisbon or Euronext Paris, with respect to derivative trading, and LIFFE, with each market being operated by a subsidiary of Euronext N.V. (Euronext Brussels S.A., Euronext Amsterdam N.V., Euronext Lisbon S.A., Euronext Paris SA, and LIFFE).

Listing and Trading

Application for the admission of all of the Company's Shares to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities has been made. Public trading of the Company's Shares on Euronext Amsterdam's market for listed securities can occur only after the Company's application for Admission has been approved, which is expected to occur on 15 December 2005.

Settlement and Clearing

The Shares are held in registered form. On listing of the Shares on Eurolist by Euronext Amsterdam, the Shares will be settled through CREST UK ("CREST"). Investors may hold Shares either directly in CREST or indirectly in CREST or through Euroclear Netherlands participants. Settlement for any Shares shall be made in accordance with normal settlement procedures applicable to equity securities.

Brokerage Fees and Transaction Costs

Investors who hold Shares indirectly in CREST through Euroclear Netherlands participants may incur a higher custody charges for their Shares than if such Shares were held directly in CREST. Also, as a result of the Company being incorporated in Guernsey, investors may incur higher transaction or brokerage costs when dealing in the Shares.

Market Regulation

The market regulator in The Netherlands, insofar as the supervision of market conduct is concerned, is the Authority for the Financial Markets (Autoriteit Financiële Markten or "AFM"). The AFM has supervisory powers with respect to the publication of information by listed companies and the application of the Dutch takeover regulations. It also supervises financial intermediaries (such as credit institutions and investment firms) and investment institutions. The surveillance unit of Euronext Amsterdam N.V. will monitor and supervise all trading operations.

Initially, the Financial Services Authority will remain the competent authority for the purposes of approving all prospectuses published by the Company under the Prospectus Directive. The Company will, however, review this and decide whether in the long term it should elect to have the Netherlands as its home member state and, consequently, that the AFM should be the competent authority for this purpose.

The Company has been granted a temporary dispensation from the requirement to be licensed under the Netherlands Act on the Supervision of Collective Investment Schemes (*Wet toezicht beleggingsinstellingen*) by the AFM, on the basis that the Company will be exempt from the obligation to obtain a licence if and when Guernsey is accredited as having adequate supervision pursuant to article 17c of the Netherlands Act on the Supervision of Collective Investment Schemes and circular 05-04 of the Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) of 10 August 2005 in respect of foreign collective schemes (*Beleid Buitenlandse Beleggingsinstelligen*). If Guernsey is not accredited as having adequate supervision before March 2006, the dispensation will terminate and the Company will either need to apply for a licence with the AFM or find an exemption on which it can rely.

Takeover Regulation

As long as the Company continues to have its central place of management in Guernsey, the City Code on Takeovers and Mergers will continue to apply to it notwithstanding the cancellation of its London Listing.

The Dutch takeover rules (as provided for in the Act on the Supervision of the Securities Trade 1995, as amended, and in the Decree on the Supervision of the Securities Trade, as amended) will also apply to the Company once Admission has occurred.

Further, both the United Kingdom and the Netherlands are expected to introduce new provisions to implement the Takeovers Directive in the United Kingdom and in the Netherlands around May 2006. It is currently not clear the extent to which either or both sets of provisions will apply to the Company.

PART VI

ADDITIONAL INFORMATION

1 Incorporation and Share Capital

The Company is domiciled in Guernsey and was registered on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended), as a company limited by shares (registered number 41058) under the name of Eurocastle Investment Limited. The base currency of the Company is the euro. The Company was incorporated with, and as at 31 December 2004 it had, an authorised share capital consisting of an unlimited number of Shares of no par value each. On 21 October 2003, the Company issued 118,576,700 Shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004, the Shareholders resolved to consolidate the shares and:

- to receive one Share in exchange for every ten Shares previously held by them; and
- to adopt new Articles of Association, the material terms of which are summarised below.

At its initial public offering in June 2004, the Company issued 6,600,000 Shares at €12.00 per Share and further issued 6,000 Shares, also at €12.00 per Share, to directors Paulo Bassi and Keith Dorrian. At its annual general meeting in April 2005, the Company issued an additional 6,000 Shares to Paulo Bassi and Keith Dorrian. In its June 2005 offering, the Company issued 5,740,000 Shares at €17.25 per Share.

As at the date of this Prospectus, the issued share capital of the Company (all of which is fully paid up) consists of 24,209,670 Shares and Options over 2,419,767 shares.

There are no provisions of Guernsey law which confer rights of pre-emption upon the issue or sale of any class of shares in the Company.

Save as disclosed in this Prospectus, no share or loan capital of the Company has been issued or agreed to be issued and no such capital of the Company is proposed to be issued or is under option or agreed conditionally or unconditionally to be put under option.

2 Memorandum

The Memorandum provides that the Company's principal object is to carry on business as an investment company.

The objects of the Company are set out in full in Clause 3 of the Memorandum which is available for inspection as stated at paragraph 9 of this Part VI.

3 Articles of Association

The following is a summary of the principal provisions of the Articles of Association of the Company insofar as they have not been described earlier in this Prospectus.

Capital Structure

Under the Articles, the Directors are given authority to effect the issue of further Shares of the same class and to create new classes of Shares, and have absolute discretion to accept or reject in whole or in part any application for Shares. All Shares of each class will rank *pari passu* unless otherwise provided when the Shares are offered for sale.

Variation of Class Rights and Alteration of Capital

Subject to the provisions of Guernsey law, all or any of the special rights for the time being attached to any class of shares issued may (unless otherwise provided by the terms of issue of the shares of that class or the Articles) from time to time (and notwithstanding that the Company may or may be about to be in liquidation) be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters of the capital committed or agreed to be committed in respect of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in these Articles, but so that the quorum at such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one-third of the capital committed or agreed to be committed in respect of the issued shares of the class in question.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

Issue of Shares

Subject to the provisions of the Articles, the unissued shares shall be at the disposal of the Board which may allot, grant options over (including, without limitation, by way of granting phantom stock, stock appreciation rights or other similar rights) or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that the amount payable on application on each share shall be fixed by the Board. Shares do not carry any rights of pre-emption.

Classes of Shares

The rights attaching to the Shares are as follows:

(a) ***Voting Rights***

Subject to any special rights or restrictions which may be attached to any class of share on a show of hands, every holder of Shares who (being an individual) is present in person or by a proxy shall have one vote and, on a poll, every holder present in person or by a proxy shall have one vote for every Share held.

(b) ***Dividends***

Subject to the Companies (Guernsey) Law 1994 (as amended), and as hereinafter set out, the Directors of the Company may from time to time declare dividends on Shares out of the earnings of the Company available for distribution. Dividends will be paid to Shareholders pro rata to their Shareholdings and no dividend will be declared in excess of the amount recommended by the Directors. The Directors have the right to recommend the payment of dividends in respect of the Company at their discretion, provided that dividends will be payable only to the extent that they are justified by the position of the Company and any surplus derived from the sale or realisation of an investment held directly by the Company shall not be available for dividends. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest against the Company. Any dividend unclaimed after a period of 12 years from the date of declaration thereof will be forfeited and will revert to the Company and the payment by the Directors of any unclaimed dividend or other sum payable on or in respect of a Share into a separate account will not constitute the Company a trustee in respect thereof.

(c) ***Redemption***

The Shares do not carry a right to redemption by Shareholders.

Transfer and Compulsory Transfer of Shares

Subject to any restrictions on transfers described below and in Part VIII of this Prospectus:

(a) Any Shareholder may transfer all or any of his uncertificated shares by means of a relevant system authorised by the Board in such manner provided for, and subject as provided, in any regulations issued for this purpose under the laws applicable to the Company or such as may otherwise from time to time be adopted by the Board on behalf of the Company and the rules of any relevant system and accordingly no provision of the Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred.

(b) Any Shareholder may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in any other form which the Board may approve, signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

(c) The Directors shall not be bound to register more than four persons as joint holders of any Share. In addition, the Articles allow the Directors to refuse to consent to a transfer by a Shareholder (a "Defaulting Shareholder") who, having been requested to do so by the Directors, fails to provide

certain information regarding the interests of other persons in the Shares held by the Defaulting Shareholder.

The Articles entitle the Directors to require the transfer of Shares by a Defaulting Shareholder.

The Directors may refuse to register a transfer of Shares in the circumstances set out in Part VIII of this Prospectus provided that such discretion may not be exercised in such a way as to prevent dealings in Shares taking place on an open and proper basis.

Directors

(a) Unless otherwise determined by the Board, the number of Directors shall be not less than two nor more than ten.

(b) The Directors shall not be required to hold any qualification shares. At the first annual general meeting and at each annual general meeting thereafter: (1) any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation; and (2) such further Directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one-third of the number of Directors in office at the date of the notice of the meeting (or, if their number is not a multiple of three, the number nearest to but not greater than one-third).

(c) The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine provided that the amount paid to any Director by way of fees shall not exceed €100,000 in any financial year, or such higher amount as may be determined from time to time by ordinary resolution of the Company. Any fees payable pursuant to the Articles shall be distinct from and shall not include any salary, remuneration for any executive office or other amounts payable to a Director pursuant to any other provisions of the Articles and shall accrue from day to day. The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors, including expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company. If by arrangement with the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director, he may be paid such reasonable additional remuneration as the Board may determine.

(d) A Director may be a director, managing director, manager or other officer, employee or shareholder of any company in which the Company may be interested, which may be promoted by the Company or with which the Company has entered into any transaction, arrangement or agreement and no such Director shall be accountable to the Company for any remuneration or other benefits received thereby.

(e) A Director who to his knowledge is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest at a meeting of the Board.

(f) Subject to certain exceptions, a Director may not vote (or be counted in the quorum) in respect of any resolution of the Directors or committee of the Directors concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him) is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company).

(g) Any Director may act by himself or his firm in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(h) Any Director may continue to be or become a director, managing director, manager or other officer or member of any company promoted by the Company or in which the Company may be interested, and any such Director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such company.

(i) The Directors shall not be subject to a mandatory retirement age.

Borrowing Powers

The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge the assets, property and undertaking of the Company or any part thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Disclosures of Beneficial Interests in Shares

(a) The Directors may serve notice on any Shareholder requiring that Shareholder to disclose to the Company the identity of any person (other than the Shareholder) who has an interest in the Shares held by the Shareholder and the nature of such interest. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine.

(b) If any Shareholder is in default in supplying to the Company the information required by the Company within the prescribed period (which is 28 days after service of the notice or 14 days if the shares concerned represent 0.25 per cent. or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the Shareholder. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the "Default Shares") and any other shares held by such Shareholder, such Shareholder shall not be entitled to vote in general meetings or class meetings. Where the Default Shares represent at least 0.25 per cent. of the Shares for the time being in issue, the direction notice may additionally direct that dividends on such Default Shares will be retained by the Company (without interest), and that no transfer of Default Shares (other than a transfer approved under the Articles) shall be registered until the default is rectified.

Report and Accounts

The annual report and accounts of the Company will be made for the 12 month (or such shorter) period ending 31 December in each year. Copies of the annual audited financial statements and the semi-annual unaudited interim reports will be made available for inspection at and may be obtained upon request from the registered office of the Company shortly thereafter.

Annual General Meeting

It is intended that the annual general meeting of the Company will normally be held in May of each year. The annual general meeting of the Company will be held in Guernsey or such other place as may be determined by the Board of Directors. Notices convening the general meeting in each year will be sent to Shareholders at their registered addresses or given by advertisement not later than 21 days before the date fixed for the meeting. Other general meetings may be convened from time to time by the Directors by sending notices to Shareholders at their registered addresses or by Shareholders requisitioning such meetings in accordance with Guernsey law, and may be held in Guernsey or elsewhere.

Winding Up

The Company may be voluntarily wound up at any time by special resolution. On a winding up, the surplus assets remaining after payment of all creditors, including the repayment of bank borrowings shall be divided amongst Shareholders pro rata, according to the rights attached to the Shares.

Untraceable Shareholders

The Company shall be entitled to sell at the best price reasonably obtainable the shares of a Shareholder or any shares to which a person is entitled by transmission on death or bankruptcy if and provided that:

(a) for a period of 12 years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Shareholder or to the person so entitled to the share at his address in the Register or otherwise the last known address given by the Shareholder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Shareholder or the person so entitled provided that in any such period of 12 years the Company has paid at least three dividends whether interim or final;

(b) the Company has at the expiration of the said period of 12 years by advertisement in a newspaper circulating in the area in which the address referred to in sub-paragraph (a) above is located given notice of its intention to sell such shares;

(c) the Company has not during the period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Shareholder or person so entitled; and

(d) if any part of the share capital of the Company is quoted on any stock exchange, the Company has given notice in writing to the quotations department of such stock exchange of its intention to sell such shares.

4 Dividend Reinvestment Plan

The Directors are considering implementing a dividend reinvestment plan whereby Shareholders may automatically reinvest their dividends in Shares. If such a plan is adopted, details of how to participate would be sent to all Shareholders.

5 Directors' Interests

No Directors have any convictions in relation to fraudulent offences. None of the Directors has been the subject of any official public incrimination or sanction by statutory or regulatory authorities (including designated professional bodies) and none of the Directors has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

Within the past 5 years, none of the Directors has been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of an administrative, management or supervisory body or a senior manager.

There are no outstanding loans granted by the Company to Directors, nor are there any guarantees provided by the Company for the benefit of any Director.

No Director is subject to any conflict of interest between his duties to the Company and his private interests or other duties.

Over the five years preceding the date of this document, the Directors have held the following directorships (apart from their directorships of the Company) and/or partnerships:

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Keith Dorrian	AB Alternative Strategies PCC Limited AB Asia Pacific Growth Fund Limited AB International Fund Limited AB Islamic Horizon Fund Limited Admiral Fund of Funds Limited Arab Bank Fund Managers (Guernsey) Limited ACUS (Channel Islands) Limited Cardinal Fund of Funds Limited City Road Investment PCC Ltd Eagle & Dominion Euro American Growth Fund Limited Eagle & Dominion Limited ELVEN Investments Limited Guernsey Training Agency Limited HCIF Index Sub Fund Limited Hermes Absolute Return Fund (Guernsey) Limited Hermes Commodities Investment Fund Limited Helios Alternative Strategies Limited HSBC Global Absolute Limited Jade Asia Pacific Fund Inc	ANZ Bank (Guernsey) Limited ANZ Management Company (Guernsey) Limited Boyer Allan Japan Fund Inc. Boyer Allan Management Limited Boyer Allan Pacific Fund Inc. Dalton Capital (Guernsey) Limited Boyer Allan Management Limited Dalton General Partner Limited Delphi Global Fund Limited Finch Management and Marketing Limited Henderson Management Company (Guernsey) Limited HR Properties Limited Management International (Guernsey) Limited Port Fund Managers (Guernsey) Limited Second India Investment Fund BV Second India Investment Fund NV The Finch Fund Limited The Finch Innovation Fund Limited The Sherpa Fund Limited

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
	Jade (General Partner) Inc K A N Consulting Limited MasterCapital Fund Limited Montier High Alpha Fund of Funds Limited Montier Multi Strategy Closed End Fund of Funds Limited Montier Asset Management Limited Total Return Alternative Strategies Limited	
Paolo Bassi	Charta Srl Liguria Assicurazioni Spa Centrale Attività Finanziarie SpA Trace Tracker Innovation Liguria Vita Spa PA Investments S.A. Ialpetroli SpA (Gruppo Sens: Real Estate) Società Italiana Catene Calibrate Regina Spa	Italfondiario IMEC SpA Divina Srl Signet Armorlite MAC Merger Acquisition Company GTP Holding SpA Banca Popolare di Milano Selma Bipiemme Lab-Laboratorio di Impresa Spa Banca Akros SpA Centrobanca Spa Bipiemme Gestioni Sgr Banking Federation of the European Union Fondazione per L'Infanza Ronald McDonald Italia Onlus Navale Assicurazioni Spa Associazione Bancaria Italiana Dexia S.A. Societa Editrice Giornale del Popolo SA Newmed Spa Fondo Interbancario di Tutela del Depositi
Wesley R. Edens	Aircastle Advisor LLC Aircastle Investment Limited Alterra Healthcare Corporation Bailbo LLC Bai Liquidating LLC BlackRock Fortress Liquidating LLC Brookdale Living Communities, Inc. Brookdale Senior Living Inc. Eurocastle Investment Limited FCF UK Limited FEBC-ALT Holdings Inc. FIC BM LLC FIC GSA Mezzanine Borrower LLC FIC Houston LLC FIF III Liberty Acquisition LLC FIF III Liberty Holdings LLC FIF III MIJAC Holdings Limited FIF III MJATV Holdings Limited FIF III Star Holdco Ltd. FIF III Star LLC FIFPI GP LC FIG GP (Texas) LLC FIG HCRS LLC FIT Aero Iceland Ltd. FIT Aero Investments Ltd. FIT Capital Trading LLC FIT CCRC LLC	Aircastle Advisor (International) Limited Aircastle Bermuda Holding II Limited Aircastle Bermuda Holding III Limited Aircastle Bermuda Holding IV Limited Aircastle Bermuda Holding IX Limited Aircastle Bermuda Holding Limited Aircastle Bermuda Holding V Limited Aircastle Bermuda Holding VI Limited Aircastle Bermuda Holding VII Limited Aircastle Bermuda Holding VIII Limited Aircastle Bermuda Holding X Limited Aircastle Bermuda Holding XI Limited Aircastle Bermuda Holding XII Limited Aircastle Bermuda Securities Limited Aircastle Investment Holdings Limited Alfa Invest Sprl BC Holdings (UK) Limited Beta Invest Sprl

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Wesley R. Edens (Cont'd)	FIT CFN Holdings LLC	Boxclever GP Acquisition Ltd.
	FIT CP GP LLC	FIC Management Inc.
	FIT CP Holdings LLC	FIF ML Acquisition LLC
	FIT CP LLC	FIF REOC LLC
	FIT Cypress Homes LLC	FIT NBA Barton Stone LLC
	FIT Cypress Village LLC	FIt NBA Lenoir LLC
	FIT DVI LLC	FIT-ALT PROV LLC
	FIT FHA Acquisition LLC	Fortress Depositor SPE, Inc.
	FIT Foxwood Springs Homes LLC	Fortress Depositor, LLC
	FIT Foxwood Springs LLC	Fortress Fund MM Inc.
	FIT GSL LLC	Fortress GSA Missouri LLC
	FIT HUD Acquisition LLC	Fortress GSA San Diego Properties Holdings LLC
	FIT HUD Presidential LLC	Fortress IOFP Holdings, LLC
	FIR HUD Renaissance LLC	Fortress IOFP, LLC
	FIT Kansas Christian LLC	Fortress Residential Holdings LLC
	FIT Mapeley Holdings Ltd.	Fortress Residential Holdings REO LLC
	FIT NBA California Christian LLC	Fortress Residential LLC
	FIT Oklahoma Christian LLC	Fortress Residential REO LLC
	FIT Patriot Heights GP Inc.	Fortress TA 1, LLC
	FIT Patriot Heights LP	Fortress TA Holdings, LLC
	FIT Ramsey LLC	Fortress TA, LLC
	FIT REN Holdings GP Inc.	FRIT BPC Acquisition LLC
	FIT REN LLC	FRIT GC-GM Acquisition LLC
	FIT REN Mirage Inn LP	FRIT GC-GM Adrian LLC
	FIT REN Nohl Ranch LP	FRIT GC-GM Albuquerque LLC
	FIT REN Oak Tree LP	FRIT GC-GM Dayton LLC
	FIT REN Ocean House LP	FRIT PRT Lending LLC
	FIT REN Pacific Inn LP	IVY TWR LLC
	FIT REN Park LP	Liberty Group Holdco Inc.
	FIT REN Paulin Creek LP	Liberty Group Operating Inc.
	FIT REN The Gables LP	Liberty Group Publishing Inc.
	FIT REN The Lexington LP	Mapeley Columbus Holdings Limited
	FIT Robin Run GP, Inc.	Mapeley Steps Contractor Limited
	FIT Robin Run LP	NCS II LLC
	FIT Skyline LLC	Univest International (Japan) LLC
	FIT-ALT Investor LLC	Univest International LLC
	Fortress Asset Trust	
	Fortress Brookdale Acquisition LLC	
	Fortress Brookdale Investment Fund LLC	
	Fortress Canada Investment Corp.	
	Fortress Capital Finance LLC	
	Fortress Cayman Holdings LLC	
	Fortress Cayman Partners LLC	
	Fortress CBO Holdings I Inc.	
	Fortress CBO Investments I Corp.	
	Fortress CBO Investments I, Limited	
	Fortress CCRC Acquisition LLC	
	Fortress Finance (Belgium) Sprl	
	Fortress Fund MM LLC	
	Fortress GSA Aurora L.L.C.	
	Fortress GSA Burlington L.L.C.	
	Fortress GSA Callowhill L.L.C.	
	Fortress GSA Concord L.L.C.	
	Fortress GSA E Street L.L.C.	
	Fortress GSA Huntsville L.L.C.	
	Fortress GSA Kansas City LLC	
	Fortress GSA Norfolk L.L.C.	
	Fortress GSA Parfet L.L.C.	
	Fortress GSA Properties Holdings LLC	
	Fortress GSA Properties LLC	

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Wesley R. Edens (Cont'd)	Fortress GSA Properties SPE, LLC Fortress GSA Providence L.L.C. Fortress GSA Sacramento L.L.C. Fortress GSA San Diego LLC Fortress GSA Securities LLC Fortress GSA Securities SPE, LLC Fortress GSA Suffolk L.L.C. Fortress Houston GP LLC. Fortress HQ LLC Fortress IF Acquisition LLC Fortress Investment Fund II LLC Fortress Investment Group (UK) Ltd Fortress Investment Group LLC Fortress Investment Group U.L.C. Fortress Investment Trust II Fortress IOFP II, LLC Fortress Oldcastle S.L.P. LLC Fortress Pinnacle Investment Fund LLC Fortress Principal Investment Group LLC Fortress Principal Investment Holdings II LLC Fortress Principal Investment Holdings III LLC Fortress Principal Investment Holdings IV LLC Fortress Principal Investment Holdings LLC Fortress Registered Investment Trust FRIT Capital Trading LLC FRIT PINN LLC GAG Acq. Ireland Limited Global Signal Inc. (fka, Pinnacle Holdings Inc.) (pka, Pinnacle Merger Corp.) GMZ Funding LLC IGF Credit LLC IMPAC Commercial Assets Corporation Harbour Acquisition GP LLC Ital FT Investment Holdings IV LLC Ital FT Investment Holdings V LLC Ital Investment Holdings I LLC Ital Investment Holdings II LLC Ital Investment Holdings III LLC Ital SP Acquisition GP LLC Ital Tre Investors L.P. Italfondiario SpA (fka, Istituto Italiano di Credito Fondiario S.p.A.) Karl S.A. LIV Holdings LLC Mapeley Columbus Limited Mapeley Holding Company Limited Mapeley HR Co. Limited Mapeley Limited Mapeley STEPS Holdings Limited Mapeley STEPS Limited Mapeley U.K. Co. Limited Monterrey Belgium S.A. NC Circle Holdings II LLC	

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Wesley R. Edens (Cont'd)	NC Circle Holdings LLC NCS I LLC Newcastle 2005-1 Asset-Backed Note LLC Newcastle CDO Holdings LLC Newcastle CDO I Corp. Newcastle CDO I, Limited Newcastle CDO II Corp. Newcastle CDO II HOLDINGS LLC Newcastle CDO II Limited Newcastle CDO III Corp. Newcastle CDO III Holdings LLC Newcastle CDO III, Limited Newcastle CDO IV Corp. Newcastle CDO IV Holdings LLC Newcastle CDO IV, Limited Newcastle CDO V Corp. Newcastle CDO V Holdings LLC Newcastle CDO V, Limited Newcastle CDO VI Corp. Newcastle CDO VI Holdings LLC Newcastle CDO VI, Limited Newcastle Investment Corp. Newcastle Investment Holdings LLC Newcastle Mortgage Securities LLC Newcastle OPCO LLC NIC BR LLC NIC CNL LLC NIC CR LLC NIC CSR LLC NIC DBRepo LLC NIC GCMRepo LLC NIC GS LLC NIC GSE LLC NIC Holdings I LLC NIC NK LLC NIC TRS Holdings, Inc. NIH TRS Holdings, Inc. Oldcastle Opco, L.P. Paladin Asset Management LP Portland Acquisition I LLC RESG Acquisition Corp. RESG MIDL Corp. Shannon Health Care Realty, Inc. Shannon Health Properties, Inc. Shannon Property Management Inc. SP GP LLC Stelfort III Holdings (Cayman) Ltd. Titan Energy GP LLc Titan Energy Partners LP Titan Propane LLC	

6 Disclosure of Interests and Trading History of Shares

The interests of Directors in the Shares of the Company as at the date of this document:

Name	No. of Shares
Keith Dorrian	2,000
Paolo Bassi	31,800
Wesley R. Edens[(1)]	55,000

Note:

(1) Wesley R. Edens is one of the members of Fortress Principal Investment Holdings II LLC which is the registered holder of 5,000 Shares and as a result of this relationship Wesley R. Edens is interested in the Shares owned by this entity or in some of such Shares.

Except as set out above, none of the Directors, nor any persons connected with the Directors, have an interest in Shares or Options of the Company.

Save as disclosed below, the Directors are not aware of any person who, as at 12 December 2005 (being the latest practicable date prior to the date of this document), directly or indirectly is interested in 3 per cent. or more of the share capital of the Company. The Shares held by each person referred to below carry the same voting rights as all other Shares.

Name	No. of Shares	Percentage of Issued Share Capital
The Bank of New York (Nominees) Ltd.	997,070	4.12
Bear Stearns Securities Corp Propcler ACCT	1,036,426	4.28
DB Special Opportunities Offshore LLC	1,500,000	6.19
Drawbridge Special Opportunities Fund LP	900,000	3.71
Fleet National Bank	1,000,000	4.13
Goldman Sachs Securities (Nominees) Ltd.	1,260,326	5.20
Jefferies International (Nominees) Ltd.	763,800	3.15
Morstan Nominees Limited	2,384,771	9.85
Morstan Nominees Limited SEG ACCT	1,897,339	7.84
Morstan Nominees Limited Firm ACCT	1,832,278	7.57
Private Equity Holding Eurocastle LLC	1,500,000	6.19

(1) Assuming such shareholders do not purchase any Shares under the Offer.

The Directors are not aware of any person who, as at the date of this document, directly or indirectly, jointly or severally, exercises control over the Company and are not aware of any arrangements, the operations of which may at a subsequent date result in a change of control of the Company.

The table below sets out the middle-market prices for the Shares on the first dealing day in each of the six months preceding the date of this document (and on 12 December 2005), as extracted from the Daily Official List of the London Stock Exchange. It should be noted that trades in these securities were not necessarily transacted on these dealing days and that the figures shown below may therefore represent prices made on earlier trades. It should also be noted that not all trades will have been reported to the London Stock Exchange.

Middle-market prices for Shares

Date	Price (€)
1 June 2005	17.25
1 July 2005	18.80
1 August 2005	18.68
1 September 2005	18.37
3 October 2005	18.63
1 November 2005	17.85
12 December 2005	18.00

7 Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) are contracts which have been entered into any member of the Group in the two years immediately prior to the date of this document, and which are or may be material or are contracts entered into by any member of the Group which contain any provisions under which any member of the Group has any obligation or entitlement which is or may be material to the Group at the date of this Prospectus:

7.1 Management Agreement

The Company is party to an amended and restated Management Agreement with Fortress Investment Group LLC, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of the Company's operations.

The Management Agreement provides that if Fortress acts as investment manager of any SPV, Fortress will be required to procure that the investment policy of the SPV conforms with the investment policies and guidelines of the Company.

The Company has agreed to indemnify the Manager and its affiliates and their members, managers, officers, directors, and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such party not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties, performed in good faith under the Management Agreement. The Manager has agreed to indemnify the Company, the Company's Shareholders, Directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, managers, officers, directors and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Management Agreement. The Manager carries errors and omissions and other customary insurance.

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in Target Investments. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or other pooled vehicle (that raises equity capital from outside sources) whose investment policies, guidelines or plan targets as its primary investment category investments in credit sensitive European real estate related securities it being understood that no such fund, company or pooled investment vehicle shall be prohibited from investing in credit sensitive European real estate related securities other than as its primary investment category. See Part IV of this Prospectus for a summary of the fees and incentive compensation payable to the Manager under the Management Agreement.

The Management Agreement shall be in effect until the date which is ten years from 13 August 2003, subject to automatic renewal and on such date and on each three year anniversary of such date shall be deemed renewed automatically for an additional three year period unless the holders of a simple majority of Shares by vote taken at a meeting duly held for such purpose agree that there has been unsatisfactory performance that is materially detrimental to the Company. The Manager will be provided with 60 days' prior notice of any such termination and will be paid a termination fee described in Part IV of this Prospectus. The Company may terminate the Management Agreement effective upon 60 days' notice, without payment of any termination fee, in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. The Manager may terminate the Management Agreement upon 60 days' notice in the event that the Company defaults in the performance or observance of any material term, condition or covenant under the Management Agreement (taking into account any applicable grace period) and on each anniversary of the commencement of the Management Agreement. Upon any termination of the Management Agreement by either party for any reason, the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager). If the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Otherwise the Company will be required to continue to pay the incentive compensation to the Manager following termination of the Management Agreement, which payments could continue for an indefinite period of time.

The Manager may at any time assign or delegate certain duties under the Management Agreement to any affiliate of the Manager provided that certain officers of the Manager also jointly manage and supervise the day-to-day business and operations of such affiliate and provided, further, that the Manager shall be fully responsible to the Company for all errors or omissions of such assignee.

The Management Agreement is governed by the law of the State of New York.

7.2 Administration Agreement

The Company is party to an Administration Agreement with International Administration (Guernsey) Limited ("IAG") dated 30 September 2005, pursuant to which IAG provides for the day-to-day administration of the Company, including, among other things, maintenance of accounts monitoring adherence with applicable laws, maintaining bank accounts, preparation of annual tax exempt application in Guernsey and provision of a company secretary.

Provided that IAG acts at all times with due care, IAG shall not, in the absence of negligence, breach of the Administration Agreement, fraud, or wilful default be liable for any loss or damage suffered by the Company or otherwise arising directly or indirectly as the result of, or in the course of, the proper discharge by IAG or its servants, agents or delegates of its duties under the Administration Agreement or in connection with the services rendered by it under the Administration Agreement.

IAG shall not, be liable for any loss or damage suffered by the Company, if IAG has acted in good faith and with due care upon any instruction or communication believed by IAG to be genuine otherwise than as a result of some act of negligence, breach of the Administration Agreement, fraud or wilful default on the part of IAG.

Subject to IAG's duty to mitigate, the Company has agreed to indemnify IAG from and against all actions, proceedings, claims and demands (including costs, expenses incidental thereto (other than those resulting from the negligence breach of the Administration Agreement, fraud or wilful default on the part of IAG) which may be made against, suffered or incurred by IAG in performing its obligations or duties under the Administration Agreement.

References to IAG include references to the officers, servants, agents and delegates of IAG.

The Administration Agreement provides that the appointment of IAG will continue unless and until terminated by either party giving to the other not less than 90 days' written notice although in certain circumstances the agreement may be terminated forthwith by notice in writing by either party to the other in the event of a material breach of the Administration Agreement, or the insolvency of the other party.

See Part IV of this Prospectus for a summary of the fees payable to IAG for the performance of its duties under the Administration Agreement.

The Administration Agreement is governed by the laws of Guernsey.

7.3 Registrar's Agreement

The Company is party to a Registrar Agreement with Anson Registrars Limited dated 24 June 2004, pursuant to which Anson Registrars Limited will act as registrar of the Company, and, amongst other things, will have responsibility for the transfer of shares, maintenance of the share register and acting as transfer and paying agent.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss or damage suffered by the Company arising directly or indirectly out of anything done or omitted by the Registrar in good faith in accordance with the terms of the Registrar Agreement.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss sustained by the Company or in any of the assets of the Company as a result of loss, delay, misdelivery or error in transmission of any email, cable, telex, telefax or telegraphic communication or if any document be proved to be forged or otherwise defective or erroneous.

The Company shall indemnify and hold harmless the Registrar against all claims and demands which may be made against the Registrar in respect of any loss or damage sustained or suffered or alleged to

have been sustained or suffered by any third party as a result of or in consequence of the performance or non-performance by the Registrar of its obligations under the Registrar Agreement otherwise than by reason of fraud, negligence or wilful default or the breach by the Registrar of the terms of the Registrar Agreement.

The Registrar Agreement provides that the appointment of Anson Registrars Limited will continue unless and until terminated by either party giving to the other not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the Registrar Agreement. In certain circumstances, the Registrar Agreement may be terminated forthwith by notice in writing by either party to the other based on certain breaches of the Agreement, or the insolvency of either.

In any event the Registrar may cease to provide any services pursuant to the Registrar Agreement if any of its fees become overdue by more than seven days until such overdue fees are paid in full.

Anson Registrars Limited is entitled to a minimum annual fee of £4,400 for the performance of its duties under the Registrar Agreement. Anson Registrars Limited is entitled to additional fees in respect of the performance of tasks including transfers and dividend payments.

The Registrar Agreement is governed by the laws of Guernsey.

7.4 United Kingdom Transfer Agent Agreement

The Company is party to a UK Transfer Agent Agreement with Anson Registrars Limited and Capita IRG plc dated 24 June 2004, pursuant to which Capita IRG plc will act as the transfer agent of Anson Registrars Limited in the United Kingdom, providing services to Anson Registrars Limited and the Company including the processing of transfer deeds.

The Company agrees that Capita IRG plc shall be under no liability whatsoever to it for any loss, damage or expense of any nature, however arising, suffered or incurred by the Company or by another person as a result of any act or omission connected with or arising out of the performance of any services under the UK Transfer Agent Agreement, unless such loss, damage or expense arose as a result of bad faith, negligence, fraud or wilful default of Capita IRG plc, its employees, agents or sub-contractors.

The Company undertakes to indemnify the UK Transfer Agent and its employees, agents and sub-contractors against all actions, proceedings, costs, claims, demands and liabilities which may be brought against or incurred or suffered (either directly or indirectly) by them arising out of or in connection with the performance of the services under the UK Transfer Agent Agreement (other than those resulting from bad faith, negligence, fraud or wilful default of Capita IRG plc, its employees, agents or sub-contractors).

The UK Transfer Agent Agreement provides that the appointment of Capita IRG plc will continue unless and until terminated by either the Company or Anson Registrars Limited giving to Capita IRG plc, or Capita IRG plc giving to Anson Registrars Limited, not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the UK Transfer Agent Agreement. In certain circumstances, the UK Transfer Agent Agreement may be terminated forthwith by notice in writing by a party to the other parties based on certain breaches of the Agreement or the insolvency of a party.

In any event, Capita IRG plc may either terminate its appointment or suspend performance of services by notice in writing to Anson Registrars Limited if Anson Registrars Limited fails to pay any sum due within 15 business days of Capita IRG plc giving written notice to Anson Registrars Limited.

Capita IRG plc will receive from Anson Registrars Limited remuneration as shall be agreed separately between Capita IRG plc and Anson Registrars Limited from time to time. The Company is not liable to pay Capita IRG plc any remuneration under the UK Transfer Agent Agreement.

The UK Transfer Agent Agreement is governed by English Law.

7.5 Option Agreements

A summary of the three option agreements with Fortress Investment Group LLC dated 31 December 2003, 24 June 2004 and 15 June 2005 respectively (the "Option Agreements") is set out in Part IV of this Prospectus. The Option Agreements are governed by Guernsey law.

7.6 CDO I Portfolio Management Agreement

The Manager is a party to the CDO I Portfolio Management Agreement with Eurocastle CDO I dated 8 June 2004 pursuant to which the Manager has agreed (subject to the terms of the trust deed) to supervise, monitor and direct the investment and reinvestment of the collateral of Eurocastle CDO I in accordance with its standards, policies and procedures. The Manager will, amongst other things, select Target Investments to be acquired, retained, sold or otherwise disposed of, waive any default or vote to accelerate the maturity of a defaulted obligation. Under the CDO I Portfolio Management Agreement, the Manager has also agreed to perform, on behalf of the Eurocastle CDO I, certain administrative services. The Manager is entitled to an annual fee of €1,000.

The Manager and its delegates are excluded from any liability to Eurocastle CDO I in the absence of any acts or omissions constituting bad faith, wilful misconduct or negligence in the performance of, or reckless disregard with respect to, its obligations under the CDO I Portfolio Management Agreement. The CDO I Portfolio Management Agreement also contains provisions whereby Eurocastle CDO I has agreed to indemnify the Manager and its delegates from and against all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever incurred by the Manager in the performance of its duties and obligations (except such as shall be finally judicially determined to have arisen from bad faith, wilful misconduct, negligence or reckless disregard by the Manager or its delegates in the performance or non-performance of its duties and obligations). The Manager may be removed (i) without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75 per cent. in aggregate principal amount outstanding of each class of the notes, or (ii) with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔per cent. in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO I or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO I Portfolio Management Agreement is governed by English law.

7.7 CDO II Portfolio Management Agreement

The Manager is a party to the CDO II Portfolio Management Agreement with Eurocastle CDO II dated 5 May 2005. The terms of the CDO II Portfolio Management Agreement are the same in all material respects as those of the CDO I Portfolio Management Agreement except in relation to termination rights.

The Manager may be removed without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75 per cent. in aggregate principal amount outstanding of each class of the notes. The Manager may be removed, in certain circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may also be removed, in certain other limited circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal amount outstanding of the "controlling class" (as defined in the CDO II Portfolio Management Agreement) of notes in issue at the time (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO II or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO II Portfolio Management Agreement is governed by English law.

7.8 CDO III Portfolio Management Agreement

The Manager is a party to the CDO III Portfolio Management Agreement with Eurocastle CDO III dated 28 April 2005. The terms of the CDO III Portfolio Management Agreement are the same in all material respects as those of the CDO I Portfolio Management Agreement except in relation to termination rights.

The Manager may be removed without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75 per cent. in aggregate principal amount outstanding of each class of the notes. The Manager may be removed, in certain circumstances, with cause upon 30 days' prior written notice

by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may also be removed, in certain other limited circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔ per cent. in aggregate principal amount outstanding of the "controlling class" (as defined in the CDO III Portfolio Management Agreement) of notes in issue at the time (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO III or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO III Portfolio Management Agreement is governed by English law.

7.9 CDO IV Portfolio Management Agreement

The Manager is party to the CDO IV Portfolio Management Agreement with Eurocastle CDO IV dated 14 July 2005. Under this agreement, the Manager has agreed to manage the assets of Eurocastle CDO IV (including negotiating and executing documents on behalf of Eurocastle CDO IV in connection with acquisition, sale or hedging of any investments) and to be responsible for certain day-to-day operations of Eurocastle CDO IV. Eurocastle CDO IV will pay the Manager an annual fee of €1,000.

The CDO IV Portfolio Management Agreement may be terminated by Eurocastle CDO IV or Eurocastle Investment Limited upon sixty (60) days prior written notice in the event of any act of fraud or misappropriation of funds by the Manager in its corporate capacity under the CDO IV Portfolio Management Agreement or in the event of any gross negligence on the part of the Manager in the performance of its duties under, or wilful violation of, the CDO IV Portfolio Management Agreement. The Manager may resign its appointment upon sixty (60) days prior written notice.

The Manager may assign its obligations under the CDO IV Portfolio Management Agreement to any of its affiliates.

The Manager assumes no obligation or responsibility under the CDO IV Portfolio Management Agreement or otherwise to any person other than Eurocastle CDO IV. With respect to Eurocastle CDO IV, the Manager assumes no obligation or responsibility other than to render the services required to be rendered by the Manager under the CDO IV Portfolio Management Agreement, as expressly provided therein, in good faith. The Manager and its affiliates will not be liable to Eurocastle CDO IV or any other person for any loss incurred by any such person that arise out of, in relation to or in connection with any act or omission in the performance by the Manager of its functions under, or in connection with, the CDO IV Portfolio Management Agreement, except for any liability to Eurocastle CDO IV in respect of any direct losses incurred by Eurocastle CDO IV as a result of the Manager's own acts or omissions constituting wilful misconduct or gross negligence in the performance of its duties. Eurocastle CDO IV undertook to indemnify the Manager for any loss caused by, or arising out of or in connection with any of the transactions contemplated in the CDO IV Portfolio Management Agreement, except that such loss results from the Manager's gross negligence or wilful misconduct.

The CDO IV Portfolio Management Agreement is governed by English law.

7.10 Funding Management Agreement

The Company and the Manager are parties to the Funding Management Agreement with Eurocastle Funding Limited, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of Eurocastle Funding's operations, subject to the investment policies and guidelines of the Company.

Eurocastle Funding is an SPV established in Ireland. It holds all securities acquired through Short-term repurchase agreements and also, as at the date of this Prospectus, two real estate related loans.

Eurocastle Funding has agreed to indemnify the Manager and its affiliates and their members, managers, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager has agreed to indemnify Eurocastle Funding, Eurocastle

Funding's Shareholders, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, directors, managers, officers and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager carries errors and omissions and other customary insurance.

Eurocastle Funding and the Company may terminate the Funding Management Agreement on 60 days' written notice, without payment of any amounts by way of compensation, in the event of fraud, misappropriation of funds, or gross negligence by the Manager. The Manager may terminate the Funding Management Agreement upon 60 days notice.

The Manager shall receive an annual management fee of €1,000 for the performance of services pursuant to the Funding Management Agreement.

The Funding Management Agreement is governed by English law.

7.11 Listing Agreement

The Company has entered into a Listing Agreement with Morgan Stanley & Co. International Limited and Euronext Amsterdam dated on or about the date of this Prospectus. Under this agreement the Company has agreed to:

(i) comply with the rules that apply to companies whose shares have been admitted to listing on Eurolist by Euronext Amsterdam (the "Euronext Rules");

(ii) pay the fees stipulated in the Euronext Rules governing handling, admission and annual listing charges;

(iii) make available to the public its annual report and accounts and half yearly report; and

(iv) comply with the instructions, announcements, notices or directives issued by Euronext Amsterdam in connection with the implementation of the Takeovers Directive.

The Listing Agreement is governed by Netherlands law.

7.12 Revolving Credit Facility Agreement

In December 2004, the Company entered into a revolving €35 million credit facility with Deutsche Bank AG, London as a means of securing access to temporary working capital. The facility is secured under a security deed dated 20 December 2004 over receivables flowing to the Company from Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, Eurocastle Funding Limited and any future credit agreement or debt securities of the Company (the "Security Deed") and with security assignments of the Company's rights under the Funding Management Agreement and the Management Agreement. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is now Euribor + 2 per cent., while on undrawn amounts the commitment fee is 0.5 per cent.

The facility contains a negative pledge provision whereby, other than pursuant to the Security Deed, the Company shall not create any security over any of its assets. Furthermore, the Company has agreed not to sell, transfer or dispose of any of its assets and receivables, nor enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts or enter into any other preferential arrangement having a similar effect.

There is a cross default provision under the facility which operates if (i) any financial indebtedness of the Company is not paid when due (or within an applicable grace period) or is declared to be or becomes due prior to its maturity; or (ii) in the case of a consolidated subsidiary that has issued publicly rated debt securities, if the trustee of such securities has given notice to the relevant consolidated subsidiary that such debt securities are to be immediately due and payable following the occurrence of an event of default.

In May 2005, the facility size was increased to €50 million and in December 2005, the term of the facility was extended to 6 December 2007 and the interest rate on drawn amounts amended to Euribor + 2 per cent.

7.13 Listing Agent Agreement

The Company has entered into a Listing Agency Agreement dated on or about the date of this Prospectus with the Listing Agent. This agreement governs the basis on which the Listing Agent will act and the duties it will perform as the Company's listing agent for the purpose of Admission. It also sets out the Company's obligations to the Listing Agent in its capacity as such.

7.14 Paying Agent Agreement

The Company has entered into a Paying Agent Agreement dated on or about the date of this Prospectus with ABN Amro Bank N.V. Under this Agreement the Paying Agent agrees to make available all the necessary facilities and information to enable the Shareholders in the Netherlands to exercise their rights and perform such duties commonly performed by a paying agent or required by the applicable rules and regulations of Euronext Amsterdam. The Company provides an indemnity to the Paying Agent in respect of any loss it may incur in the performance of its duties without bad faith, negligence or wilful misconduct. The Company shall pay a fee of €250 per payment plus any costs incurred by the Paying Agent in carrying out its duties to the Company.

8 General

8.1 There are no governmental, legal or arbitration proceedings, and there are no governmental, legal or arbitration proceedings which are pending or threatened of which the Company is aware, which may have or have had in the recent past a significant effect on the Company and/or financial position or profitability of the Group.

8.2 The Company will not, to a significant extent, be a dealer in investments.

8.3 The Company does not intend to register under or become subject to the Investment Company Act as an investment company. In order to avoid such registration, it will seek to comply with Section 3(c)(7) of the Investment Company Act, which provides an exclusion from investment company status for investment funds whose securities are sold only to U.S. residents and U.S. Persons who are Qualified Purchasers (as such term is therein defined) and certain other limited categories of persons.

8.4 The Company has the following principal subsidiaries, which are directly or indirectly wholly-owned by the Company and consolidated into the annual financial statements of the Company:

Company Name	Proportion of capital held	Principal activity	Registered office
Luxgate S.à r.l	100%	Holding Company	No. 5, Boulevard de la Faire L-1528 Luxembourg, Grand Duchy of Luxembourg
Bastion Participation Lux S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	No. 5, Boulevard de la Faire L-1528 Luxembourg, Grand Duchy of Luxembourg
Belfry Participation Lux S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	No. 5, Boulevard de la Faire L-1528 Luxembourg, Grand Duchy of Luxembourg
Truss Participation Lux S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	No. 5, Boulevard de la Faire L-1528 Luxembourg, Grand Duchy of Luxembourg
Finial S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	No. 5, Boulevard de la Faire L-1528 Luxembourg, Grand Duchy of Luxembourg

8.5 Each of Cushman & Wakefield Healey & Baker, CB Richard Ellis and DTZ has given and not withdrawn its consent to the inclusion in this document of the Valuation Report prepared by it and set out in Part XII of this Prospectus in the form and context in which it is included, have authorised the contents of its above mentioned report for the purpose of Prospectus Rule 5.5.3. Each of Cushman & Wakefield Healey & Baker, CB Richard Ellis and DTZ accepts responsibility for the content of its respective valuation report or reports and to the best of its knowledge and belief, having taken all

reasonable care to ensure that the same is the case, the information contained in its valuation report or reports is in accordance with the facts and does not omit anything likely to affect the import of such information.

8.6 The Manager is or may be a promoter of the Company. Save as disclosed herein, no amount or benefit has been paid or given by the Company to the Manager, and, other than expressly disclosed in this document, none is intended to be given.

8.7 Application has been made for the Shares to be admitted to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities.

8.8 As at 12 December 2005 (the last practicable date prior to the publication of this document), Morgan Stanley Securities Limited had a beneficial holding of 1,873,024 shares in the Company representing 7.74 per cent. of the current issued ordinary share capital. This position comprises stock held on behalf of clients.

8.9 There has been no significant change in the financial or trading position of the Group since 30 September 2005, the date to which the interim results set out in Part XII of this document were prepared.

8.10 The Company is of the opinion that the Group has sufficient working capital for its present requirements, that is, 12 months from the date of this Prospectus.

8.11 Between 31 December 2004 and 31 May 2005 the Deutsche Bank Portfolio's value changed from €316 million to €316.5 million a result of changed market conditions. No material change has occurred in the value of the Deutsche Bank Portfolio since 31 May 2005 (being the date of its valuation) or in the value of the Bastion Portfolio, Belfry Portfolio or Truss Portfolio since the respective dates of their valuations as described elsewhere in this Prospectus.

8.12 The net asset value of the Company is determined quarterly by the Manager in accordance with IFRS as part of the preparation of the Company's interim and annual financial statements. The Company communicates this valuation in its quarterly earning announcements it makes to the market. The Directors currently only contemplate the publication of the net asset value being suspended in *force majeure* circumstances. If the publication of quarterly results were unduly delayed or cancelled, the Company would make a market announcement.

8.13 The Company complies with the corporate governance requirements provided for under applicable laws and regulations in Guernsey.

8.14 Based on the Company's market capitalisation and net asset value as at 30 September 2005, the maximum amounts payable in respect of fees over a 12 month period to each of the Manager, the Administrator and the Registrar are as follows:

Manager	€8,384,000
Administrator	€ 132,000
Registrar	€ 22,000

9 Indebtedness and Capitalisation

The indebtedness and capitalisation of the Group as at 30 September 2005 (on an unaudited basis) were as follows:

Group capitalisation and indebtedness	Amount (€'000)
Total current debt (guaranteed and secured)	
Guaranteed and secured	
Bank credit facilities	38,088
Repurchase agreements	57,071
	95,159
Total non-current debt	
Secured	
Bonds issued (collateralised debt obligations)	863,055
Term bank borrowings	592,067
	1,455,122
Shareholders' equity	
Share capital	286,814
Legal reserves	0
Other reserves	2,114
	289,928
Total	1,839,209

Group net indebtedness	Amount (€'000)
Liquidity	
Cash	17,500
Bank deposits	1,879
Trading securities	0
	19,379
Current Financial Receivable	0
Current Financial Debt	
Current bank debt	95,159
Current portion of non-current debt	1,233
Other current financial debt	0
Current Financial Debt	96,392
Net Current Financial Indebtedness	77,013
Non-current financial indebtedness	
Non current bank loans	590,835
Bonds issued	863,055
Other non-current loans	0
	1,453,870
Net Financial Indebtedness	1,530,902

Note:

(1) The Company as at the date of this Prospectus carried current debt which is both guaranteed and secured.

(2) The liabilities benefit from a standard form guarantee from Eurocastle Investment Limited (ranking pari passu with all other unsecured creditors of Eurocastle Investment Limited).

(3) The assets secured under the bank credit facilities are real estate loans either assigned to the relevant lender by way of security or under a loan repurchase agreement.

(4) The assets secured under repurchase agreements are CMBS.

(5) The Company carries no guaranteed non-current debt.

Source: Company's management accounts

The Group has no indirect or contingent indebtedness.

10 Documents available for Inspection

Copies of the following documents are available for inspection at the registered office of the Company, at the offices of the Manager, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours (Saturdays, Sundays and public holidays excepted) from the date of publication of this document for either a period of 14 days or until Admission, whichever is the longer period:

10.1 the Memorandum and Articles of Association of the Company;

10.2 the audited consolidated accounts of the Company for the periods ended 31 December 2003 and 31 December 2004 which have been audited by Ernst & Young LLP, which is a member of the Institute of Chartered Accountants of England and Wales and auditor of the Company;

10.3 the unaudited results of the Company for the six month period ended 30 June 2005;

10.4 the unaudited results of the Company for the nine month period ended 30 September 2005;

10.5 this Prospectus; and

10.6 the valuation reports set out in Part XII of this Prospectus.

PART VII

TAX CONSIDERATIONS

1 General

The comments below are of a general and non-exhaustive nature based on the Directors' understanding of the current revenue law and practice in Guernsey, the UK and the U.S., which are subject to change. The following summary does not therefore constitute legal or tax advice and applies only to persons holding Shares as an investment.

An investment in the Company involves a number of complex tax considerations. Changes in tax legislation in any of the countries in which the Company will have Investments or in Guernsey (or in any other country in which a subsidiary of the Company, through which investments are made, is located), or changes in tax treaties negotiated by those countries, could adversely affect the returns from the Company to investors.

Prospective investors should consult their professional advisers on the potential tax consequences of subscribing for, purchasing, holding, converting or selling Shares under the laws of their country and/or state of citizenship, domicile or residence.

2 Guernsey Taxation

2.1 The Company

The Company qualifies for exemption from liability to income tax in Guernsey and has applied to the States of Guernsey Income Tax Authority for such exemption for the current year. Exemption must be applied for annually and will be granted, subject to the payment of an annual fee which is currently fixed at £600, provided that the Company continues to qualify under the applicable legislation for exemption. It is the intention of the Directors to conduct the affairs of the Company so as to ensure that it continues to qualify. No capital gains or similar taxes are levied in Guernsey on realised or unrealised gains resulting from the Company's investment activities. On 25 November 2002, the Advisory and Finance Committee of the States of Guernsey ("**A&F**", now replaced by the States of Guernsey Policy Council) announced a proposed framework for a structure of corporate tax reform within an indicative timescale. In the announcement A&F stated that any specific recommendations for change would only be placed before the Guernsey Government after further consultation with local businesses and a review of taxation in other financial centres. The relevant parts of the announcement and recommendations are as follows:

(a) The general rate of income tax paid by Guernsey companies will be reduced to 0 per cent. in respect of tax year 2008 and subsequent years.

(b) Certain regulated businesses will pay tax at 10 per cent. such as banks. Funds (which term will include the Company) will continue to be taxed at 0 per cent.

(c) Whilst income tax on Guernsey individuals will remain at 20 per cent. it has been recommended there would be no value added tax, capital gains tax, inheritance or other wealth taxes.

Document duty in Guernsey is calculated at the rate of 0.5 per cent. and is payable on the nominal value of the authorised share capital of the Company up to a maximum amount of duty of £5,000 for each company. In the case of a Guernsey company which is a closed ended investment company with an authorised capital consisting of shares of no par value, such as the Company, the document duty is set at a flat rate of £2,000.

2.2 The Shareholders

Disposal of Shares

Guernsey residents should not be subject to tax on any gains arising on disposal of the Shares.

Taxation of Dividends on Shares

The Company is required to make a return to the Administrator of Income Tax in Guernsey of the names, addresses and shareholdings of Guernsey resident Shareholders. No withholding tax is currently payable in respect of Shareholders.

Stamp Duty and Stamp Duty Reserve Tax

No Guernsey stamp duty will be payable on the issue of the Shares. In the event of the death of a sole holder of Shares, a Guernsey grant of probate or administration may be required in respect of which certain fees will be payable to the Ecclesiastical Registrar in Guernsey.

3 United Kingdom Taxation

3.1 The Company

The Directors intend to conduct the affairs of the Company in such a manner as to minimise, so far as they consider reasonably practicable, taxation suffered by the Company. This will include conducting the affairs of the Company so that it does not become resident in the UK for taxation purposes. Accordingly, and provided that the Company does not carry on a trade in the UK (whether or not through a permanent establishment situated therein), the Company will not be subject to UK income tax or corporation tax other than on UK source income.

3.2 The Shareholders

(i) Disposal of Shares

The Company is a closed-ended company incorporated in Guernsey and therefore the Company should not as at the date of this Prospectus be a "collective investment scheme" as defined in the Financial Services and Markets Act 2000. Accordingly, the provisions of sections 757 to 764 of the Income and Corporation Taxes Act 1988 (the "Taxes Act") should not apply. For so long as the Company is not a collective investment scheme, any disposal of Shares by a Shareholder may give rise to a chargeable gain for United Kingdom tax purposes.

a) *UK resident Shareholders*

A disposal of Shares by a Shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains (including by reference to changes in the sterling/euro exchange rate), depending on the Shareholder's circumstances and subject to any available exemption or relief.

b) Non-UK resident Shareholders

A Shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, may be subject to United Kingdom taxation on chargeable gains on a disposal of Shares which are used in or for the purposes of the trade or used, held or acquired for use for the purposes of the branch, agency or permanent establishment.

A Shareholder who is an individual who has ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of Shares during that period may also be liable, on his return to the United Kingdom, to United Kingdom taxation on chargeable gains (subject to any available exemption or relief).

(ii) Income from the Company

According to their personal circumstances, Shareholders resident in the United Kingdom for tax purposes will be liable to income tax or corporation tax in respect of dividend or other income distributions of the Company. Shareholders will receive dividends without deduction of Guernsey income tax. UK resident individual Shareholders will be liable to income tax on the dividends received. No UK tax credit will be attached to dividends received by Shareholders. UK resident corporate Shareholders will be liable to corporation tax on dividends received from the Company.

The income tax charge in respect of dividends for United Kingdom resident individual Shareholders will (depending on the amount of the Shareholder's overall taxable income) be at

the dividend ordinary rate of 10 per cent. or at the dividend upper rate of 32.5 per cent. For this purpose, dividends are treated as the top slice of the individual Shareholder's income. United Kingdom resident Shareholders who are not liable to income tax on their income will not be subject to tax on dividends.

Where investments of the Company are distributed *in specie* to Shareholders other than by way of dividend, such distributions may represent a part-disposal of Shares for United Kingdom tax purposes.

(iii) Anti-avoidance

The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of Sections 739 to 745 of the Taxes Act. These provisions are aimed at preventing the avoidance of income tax by individuals through transactions resulting in the transfer of assets or income to persons (including companies) resident or domiciled abroad and may render them liable to taxation in respect of undistributed income and profits of the Company on an annual basis.

More generally, the attention of Shareholders is also drawn to the provisions of Sections 703 to 709 of the Taxes Act which give powers to HM Revenue and Customs to cancel tax advantages derived from certain transactions in securities.

The Taxes Act also contains (in Chapter IV of Part XVII) provisions which subject certain United Kingdom resident companies to corporation tax on profits of companies not so resident in which they have an interest. The provisions may affect United Kingdom resident companies which are deemed to be interested (together with any connected or associated companies) in at least 25 per cent. of the profits of a non-resident company which is controlled by residents of the United Kingdom and which does not distribute substantially all of its income and is resident in a low tax jurisdiction. It is intended that the Company will distribute substantially all of its income, and therefore it is not anticipated that this legislation will have any material effect on United Kingdom resident corporate Shareholders. The legislation is not directed towards the taxation of chargeable gains.

It is anticipated that the shareholdings in the Company will be such as to ensure that the Company would not be a close company if resident in the United Kingdom. If, however, the Company were to be such that it would be close if resident in the United Kingdom, chargeable gains accruing to it may be apportioned to certain United Kingdom resident or, in the case of an individual, ordinarily resident Shareholders who may thereby become chargeable to capital gains tax or corporation tax on chargeable gains on the gains apportioned to them.

(iv) Stamp duty and stamp duty reserve tax

The following comments are intended as a guide to the general stamp duty and stamp duty reserve tax position and do not relate to persons such as market-makers, brokers, dealers or intermediaries or where the Shares are issued to a depositary or clearing system or its nominee or agent. No United Kingdom stamp duty or stamp duty reserve tax will be payable on the issue of the Shares. No United Kingdom stamp duty will be payable on the transfer of the Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom. Provided that the Shares are not registered in any register of the Company kept in the United Kingdom, any agreement to transfer the Shares will not be subject to United Kingdom stamp duty reserve tax.

4 United States Taxation

To ensure compliance with U.S. Treasury Department Circular 230, investors are hereby notified that: (A) any discussion of U.S. federal tax issues in this prospectus is not intended or written by us to be relied upon, and cannot be relied upon, by investors for the purpose of avoiding penalties that may be imposed on investors under the internal revenue code; (B) such discussion is included herein by us in connection with the promotion or marketing (within the meaning of Circular 230) by us and the underwriters of the transactions or matters addressed herein; and (C) investors should seek advice based on their particular circumstances from an independent tax advisor.

4.1 General

The following is a summary of certain U.S. federal income tax consequences of acquiring, holding and disposing of the Shares by U.S. Holders, Tax-Exempt Holders and Non-U.S. Holders (all as defined below, and collectively, the "Investors"). This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not discuss all of the tax consequences that may be relevant to a particular Investor based on such Investor's particular circumstances or to certain Investors that are subject to special treatment under U.S. federal income tax laws. This summary is limited to Investors who hold the Shares as capital assets. No rulings have been or will be sought from the IRS regarding any matter discussed in this document, and counsel to the Company has not rendered any legal opinion regarding any of the tax consequences discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. **Prospective investors are urged to consult their tax advisers to determine the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of the Shares, as well as the effect of tax laws of the jurisdictions of which they are citizens, residents or domiciliaries or in which they conduct business.**

For purposes of this section, a "U.S. Holder" is any beneficial owner of the Shares that is a citizen or individual resident of the United States; a corporation or an entity characterised as a corporation for U.S. federal income tax purposes and which is created or organised in the U.S. or any political subdivision thereof; an estate, the income of which is subject to U.S. federal income tax without regard to its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on 20 August 1996 and properly elected to be treated as a U.S. person.

For purposes of this section, a "Non-U.S. Holder" is any beneficial owner of Shares that is (i) an individual that is not a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is not created or organised under the laws of the United States or any political subdivision thereof, or (iii) in the case of a partnership or an entity treated as a partnership for U.S. federal income tax purposes, a partner that is described in (i) or (ii) above.

For purposes of this section, a "Tax-Exempt Holder" is any beneficial owner of Shares, other than a Non-U.S. Holder, that is exempt from U.S. federal income taxation under the Code.

If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, is a holder of the Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership.

Prospective investors that are partnerships and partners in such partnership are urged to consult their tax advisers to determine the U.S. federal income tax consequences of acquiring, holding and disposing of the Shares.

4.2 The Company

Taxation as a Corporation

The Company will be treated as a corporation for U.S. federal income tax purposes. Thus, except as described below, the income, gains, losses, deductions and expenses of the Company will not pass through to the Investors, and all distributions by the Company to the Investors will be treated as dividends, returns of capital and/or gains.

United States Trade or Business; Withholding Taxes

It is not expected that the Company will be engaged in a U.S. trade or business as determined for U.S. federal income tax purposes, although no assurances can be given in this regard. So long as the Company is not engaged in a U.S. trade or business, income and gain earned by the Company will not be subject to regular U.S. federal income taxation. If, however, contrary to expectations, the Company is treated as engaged in a U.S. trade or business, then the Company generally would be subject to

regular U.S. federal income taxation on any income or gain effectively connected with the United States trade or business (and may also be subject to a 30 per cent. U.S. branch profits tax). In such event, the Company's ability to make distributions to its shareholders will be materially and adversely affected.

The Company may be subject to U.S. withholding tax at a rate of 30 per cent. on certain types of periodic income derived by the Company from sources inside the United States.

Passive Foreign Investment Company

Generally, a non-U.S. corporation, such as the Company, will be classified as a passive foreign investment company (a "PFIC") during a given year if either (i) 75 per cent. or more of its gross income constitutes "passive income", or (ii) 50 per cent. or more of its assets produce "passive income". For these purposes, "passive income" generally includes interest, dividends, annuities and other investment income. Based on the Company's income, assets and activities, the Directors believe that the Company has been, and anticipate that it will continue to be classified as a PFIC for U.S. federal income tax purposes.

Controlled Foreign Corporation

Generally, a non-U.S. corporation, such as the Company, will be classified as a controlled foreign corporation (a "CFC") if more than 50 per cent. of the shares of the corporation, measured by reference to combined voting power or value, are held, directly or indirectly, by "U.S. Shareholders". A U.S. Shareholder, for this purpose, is generally any U.S. Holder that possesses, directly, indirectly or through attribution, 10 per cent. or more of the combined voting power of all classes of shares of the corporation. Depending on the ownership of the Shares, it is possible that the Company may be treated as a CFC.

If the Company were classified as a CFC, a U.S. Shareholder of the Company generally would be required to include in gross income (as ordinary income) at the end of each taxable year of the Company an amount equal to the shareholder's pro rata share of the "subpart F income" and certain U.S. source income of the Company. Subpart F income generally includes dividends, interest, gains from the sale of securities, and income from certain transactions with related parties. If the Company were classified as a CFC, it is likely that all or substantially all of its income would constitute subpart F income.

4.3 U.S. Holders

Passive Foreign Investment Company

For any taxable year during which the Company is classified as a PFIC and a U.S. Holder held the Shares, and such holder fails to make either a "QEF election" or a "mark-to-market election" (each as described below) with respect to the Shares effective from the beginning of the U.S. holders' period of ownership in the Shares, the U.S. Holder will be subject to special tax rules on the receipt of an "excess distribution" in respect of the Shares and on gain from the disposition of the Shares. An excess distribution generally is any distribution to the extent such distribution exceeds 125 per cent. of the average annual distributions made with respect to the Shares during the preceding three taxable years or shorter period during which the U.S. Holder held the Shares. For purposes of the PFIC rules, (i) a distribution includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as a dividend for U.S. federal income tax purposes, and (ii) a disposition includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as an exchange for U.S. federal income tax purposes.

Under the PFIC rules, a U.S. Holder is required to allocate any excess distribution received or gain recognised from disposition of the Shares rateably over the U.S. Holder's entire holding period for the Shares. The amount allocated to the taxable year in which the excess distribution is made or the gain is recognised will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest income tax rate, regardless of the rate otherwise applicable to the U.S. Holder. The U.S. Holder will also be liable for an additional tax equal to an interest charge on the tax liability attributable to income allocated to prior years. In computing such tax liability, amounts allocated to prior tax years may not be offset by any net operating losses of the U.S. Holder.

In addition, under the PFIC rules and QEF rules (discussed below), a U.S. Holder will be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain recognised on the dispositions of, the Shares. Moreover, any U.S. Holder who acquires the Shares upon the death of a U.S. Holder would not receive a step-up in the tax basis of the Shares to fair market value of such Shares. Instead, the U.S. Holder beneficiary will have a tax basis in the Shares equal to the decedent's tax basis, if lower. A U.S. Holder may make an election to treat the Company as a "qualified electing fund" ("QEF") in order to avoid the application of the PFIC rules discussed above. If a U.S. Holder makes a timely and valid QEF election with respect to the Company, the U.S. Holder will be required for each taxable year for which the Company is a PFIC to include in income such holder's pro rata share of the Company's (i) ordinary earnings as ordinary income and (ii) net capital gains as long-term capital gain, in each case computed under U.S. federal income tax principles, in some cases even if such earnings or gains have not been distributed. The U.S. Holder will not be required to include any amount in income for any taxable year during which the Company does not have ordinary earnings or net capital gains. Moreover, the U.S. Holder will not be required to include any amount in income for any taxable year for which the Company is not a PFIC. Furthermore, the denial of a tax basis step-up to fair market value at death described above generally will not apply.

The QEF rules may cause an electing U.S. Holder to recognise income in a taxable year in amounts significantly greater than the distributions received from the Company in such taxable year. In certain cases in which the Company does not distribute all of its earnings in a taxable year, a U.S. Holder may be permitted to elect to defer the payment of some or all of its taxes with respect to the Company's income subject to an interest charge on the deferred amount. The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of the Shares can make its own decision regarding whether to make a QEF election. A QEF election applies to all of the Shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

It should be noted that U.S. Holders may not make a QEF election with respect to an option to acquire the Shares, and that certain classes of Investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election. The Company intends to provide U.S. Holders with such information as is necessary to enable them to make a QEF election.

Alternatively, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, a U.S. Holder may make an election to mark the Shares to market annually (a "mark-to-market election"). If a U.S. Holder makes a timely and valid mark-to-market election, the U.S. Holder will be required for each taxable year that the Shares are held, and upon the disposition of the Shares, to recognise as ordinary income or loss an amount equal to the difference between the U.S. Holder's tax basis in the Shares and the fair market value of the Shares. Except in the case of a sale or disposition of the Shares, any loss recognised, however, will be allowable only to the extent of net mark-to-market gains included in income by the U.S. Holder under the mark-to-market election in prior taxable years. The U.S. Holder's tax basis in the Shares will be increased by any gains recognised by the U.S. Holder as a result of the mark-to-market election and will be decreased by any losses allowable under the mark-to-market rules.

As with the QEF election, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, the mark-to-market election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of the Shares can make its own decision regarding whether to make a mark-to-market election. In addition, a mark-to-market election is revocable (except to the extent that the Shares are no longer considered marketable stock) only with the consent of the IRS, and will continue to apply even if the Company is no longer classified as a PFIC.

Prospective investors are urged to consult their tax advisor about the PFIC rules, including the possibility and advisability of and the procedure and timing for making a QEF or mark-to-market election in connection with the Shares.

Controlled Foreign Corporation

If the Company were classified as a CFC, a U.S. Holder that is treated as a U.S. Shareholder of the Company for purposes of the CFC rules would generally not be taxable under the PFIC rules described above. Rather, at the end of each taxable year of the Company, such U.S. Holder would generally include in gross income (as ordinary income) an amount equal to the shareholder's pro rata

share of the subpart F income and certain U.S. source income of the Company. As a result, to the extent subpart F income of the Company included net capital gains, such gains will be treated as ordinary income of the U.S. Holder under the CFC rules, notwithstanding the fact that the character of such gains generally would otherwise be preserved under the PFIC rules if a QEF election were made.

Distributions on the Shares

The treatment of actual distributions of cash on the Shares will generally vary depending on whether a U.S. Holder has made a timely QEF or mark-to-market election as described above. If a timely QEF election has been made or if the U.S. Holder is treated as a U.S. Shareholder of the Company for the purposes of the CFC rules, distributions should be allocated first to amounts previously taxed pursuant to the QEF election or pursuant to the CFC rules, if applicable. Amounts so allocable would not be taxable to U.S. Holders. Distributions in excess of such previously taxed amounts will be taxable to U.S. Holders as ordinary income upon receipt, to the extent of any remaining untaxed current and accumulated earnings and profits of the Company. Such distributions made to a U.S. Holder that is an individual will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain United States corporations and "qualified foreign corporations" on or after 1 January 2003. Distributions in excess of (i) previously taxed amounts and (ii) any remaining current and accumulated earnings and profits will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

If a timely mark-to-market election has been made, distributions made by the Company to a U.S. Holder will be taxable as ordinary income to the extent of any current and accumulated earnings and profits of the Company. Such distributions made to a U.S. Holder that is an individual will not be eligible for taxation at recently reduced tax rates applicable to dividends payable by certain United States corporations and qualified foreign corporations on or after 1 January 2003. Any distributions in excess of the current and accumulated earnings and profits of the Company will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

In the event that a U.S. Holder does not make a timely QEF or mark-to-market election, then except to the extent that distributions may be attributable to amounts previously taxed pursuant to the CFC rules, some or all of any distributions made with respect to the Shares may constitute excess distributions, taxable as previously described under the PFIC rules.

Sale or Other Disposition of the Shares

A U.S. Holder that has made a valid QEF or mark-to-market election will generally recognise gain or loss upon the sale or other disposition of the Shares equal to the difference between the amount realised and the holder's adjusted tax basis in the Shares. The tax basis of a U.S. Holder in the Shares will generally be the amount paid for such Shares. Such tax basis will be increased by amounts taxable to such holder by virtue of a QEF or mark-to-market election and will be decreased by (i) actual distributions from the Company that are deemed to consist of previously taxed amounts or are treated as a non-taxable reduction in the tax basis of the Shares, and (ii) any losses allowable under the mark-to-market rules. In the case of a U.S. Holder that has made a valid QEF election, any gain or loss recognised from a sale or other disposition of the Shares will be long-term capital gain or loss if the U.S. Holder has held such Shares for more than one year at the time of the sale or disposition. In the case of a U.S. Holder that has made a valid mark-to-market election, any gain recognised will be ordinary income and any loss recognised will be ordinary loss, to the extent of the net gains previously recognised under the mark-to-market election, and capital loss thereafter. In certain circumstances, non-corporate U.S. Holders may be entitled to preferential treatment for net long-term capital gains. The ability of U.S. Holders to offset capital losses against ordinary income, however, is limited.

If a U.S. Holder does not make a timely QEF election or mark-to-market election, any gain realised from the sale or other disposition of the Shares or any gain deemed to accrue prior to the time a QEF or mark-to-market election is made, will generally be treated as an excess distribution and subject to an additional tax reflecting an interest charge under the PFIC rules described above.

If the Company were treated as a CFC and a U.S. Holder were treated as a U.S. Shareholder thereof at any time within the five year period ending on the date of disposition, then subject to a special limitation for individual U.S. Shareholders that have held the Shares for more than one year, any gain

realised by such U.S. Holder upon disposition of the Shares would generally be treated as ordinary income to the extent of the current and accumulated earnings and profits of the Company accumulated while such U.S. Shareholder owned the Shares. In this respect, earnings and profits generally would not include any amounts previously taxed pursuant to the CFC rules.

4.4 Tax-Exempt Holders

Unrelated Business Taxable Income

Tax-Exempt Holders that are generally exempt from U.S. federal income taxation may nevertheless be subject to "unrelated business income tax" on any "unrelated business taxable income" or income from debt-financed property (collectively "UBTI") derived by such Tax-Exempt Holder. An investment in the Shares should not generate UBTI for Tax-Exempt Holders that are pension plans, Keogh plans, individual retirement accounts, tax-exempt institutions and other tax-exempt entities, provided that such Tax-Exempt Holders do not incur "acquisition indebtedness" (as defined for U.S. federal income tax purposes) with respect to their investments in the Shares.

Controlled Foreign Corporation

If the Company were classified as a CFC and a Tax-Exempt Holder were treated as a U.S. Shareholder, the Tax-Exempt Holder's subpart F income from the Company generally would not be treated as UBTI (assuming such Tax-Exempt Holder itself did not incur "acquisition indebtedness" to acquire its Shares).

Passive Foreign Investment Company

As discussed above, the Directors believe that the Company has been, and anticipated that it will continue to be classified as a PFIC for U.S. federal income tax purposes. Treasury regulations provide, however, that Tax-Exempt Holders generally will not be subject to the potentially adverse effects of the PFIC rules discussed above. Moreover, unlike U.S. Holders, a Tax-Exempt Holder may not make a QEF election with respect to the Company unless such Tax-Exempt Holder is taxable under the UBTI rules with respect to distributions received from the Company (which should occur only if a Tax-Exempt Holder itself incurred "acquisition indebtedness" to make its investment in the Shares).

4.5 Non-U.S. Holders

Subject to the discussion below under "Reporting Requirements" a Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax on distributions received from the Company or on gains recognised on the sale, exchange or redemption of the Shares where such Non-U.S. Holder's nexus with the United States is solely as a result of an investment in the Shares. The foregoing, however, may not apply in the case of a Non-U.S. Holder (i) who has an office or fixed place of business in the United States or is otherwise carrying on a U.S. trade or business, (ii) who is an individual present in the United States for 183 days or more in a taxable year or has a "tax home" in the United States for U.S. federal income tax purposes, or (iii) who is a former citizen of the United States, a CFC or a corporation which accumulates earnings to avoid U.S. federal income tax.

4.6 Reporting Requirements

Treasury regulations promulgated under Section 6038B of the Code require reporting for certain transfers of property (including cash) to a foreign corporation by U.S. persons or entities. In general, these rules require U.S. Holders and Tax-Exempt Holders who acquire the Shares to file a Form 926 with the IRS and to supply certain additional information to the IRS. In the event such holder fails to file any such required form, the holder could be subject to a penalty equal to 10 per cent. of the fair market value of the property (including cash) transferred to the foreign corporation. **Prospective investors are urged to consult their tax advisers regarding these reporting requirements.**

4.7 Reportable Transactions

Treasury regulations require that each taxpayer participating in a "reportable transaction" must disclose such participation to the IRS. The scope and application of these rules is not completely clear. In the event an investment in the Company constitutes participation in a "reportable transaction", each Investor who must file a U.S. federal income tax return may be required to file Form 8886 with the IRS with the Investor's U.S. federal tax return, thereby disclosing certain information relating to the Company to the IRS. In addition, the Company and its advisers may be required to maintain a list of the Investors and to furnish this list and certain other information to the IRS upon its written request. **Prospective investors are urged to consult their tax advisers regarding the applicability of these rules to an investment in the Company.**

PART VIII

ERISA, TRANSFER RESTRICTIONS, ELIGIBLE INVESTORS AND CERTIFICATES

1 ERISA Considerations

1.1 General

ERISA, and Section 4975 of the Code, impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) plans (as defined in Section 4975(e)(1) of the Code) that are subject to Section 4975 of the Code, including individual retirement accounts or Keogh plans, (c) any entities whose underlying assets include plan assets by reason of an investment by a plan described in (a) or (b) in such entities (each of (a), (b) and (c), a "Plan") and (d) persons who have certain specified relationships to Plans ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the U.S. Supreme Court in *John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank*, 510 U.S. 86 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract), and such insurance company might be treated as a Party in Interest with respect to a Plan by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA, and ERISA and Section 4975 of the Code prohibit certain transactions between a Plan and Parties in Interest or Disqualified Persons with respect to such Plan. Violations of these rules may result in the imposition of excise taxes and other penalties and liabilities under ERISA and the Code.

The U.S. Department of Labor (the "DOL") has promulgated a regulation, 29 C.F.R. §2510.3-101 (the "Plan Asset Regulation") describing what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets are deemed to include both the equity interest itself and an undivided interest in each of the entity's underlying assets, unless it is established that the entity is an "operating company" or that equity participation by "benefit plan investors" is not "significant".

The Shares constitute "equity interests" in the Company for purposes of the Plan Asset Regulation; the Company will not be registered under the Investment Company Act; and it is not likely that the Company will qualify as an "operating company" for purposes of the Plan Asset Regulation. Therefore, if equity participation in the Company by Benefit Plan Investors (as defined below) is "significant" within the meaning of the Plan Asset Regulation, the assets of the Company could be deemed to be the assets of Plans investing in the Shares. If the assets of the Company were deemed to constitute the assets of an investing Plan, (i) transactions involving the assets of the Company could be subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, (ii) the assets of the Company could be subject to ERISA's reporting and disclosure requirements, and (iii) the fiduciary causing the Plan to make an investment in the Shares could be deemed to have delegated its responsibility to manage the assets of the Plan.

Under the Plan Asset Regulation, equity participation in an entity by Benefit Plan Investors is "significant" on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25 per cent. or more of the value of any class of equity interest in the entity is held by Benefit Plan Investors (the "25 per cent. Threshold").

The term "Benefit Plan Investor" is defined to include any (i) "employee benefit plan" (as defined in Section 3(3) of ERISA), whether or not subject to Title I of ERISA, including without limitation governmental plans, foreign pension plans and church plans, (ii) "plan" (as defined in Section 4975(e)(1) of the Code), whether or not subject to Section 4975 of the Code, including without limitation individual retirement accounts and Keogh plans, or (iii) entity whose underlying assets include plan assets by reason of such an employee benefit plan's or plan's investment in such entity, including without limitation, as applicable, an insurance company general account. For purposes of making determinations under the 25 per cent. threshold, (i) the value of any Shares held by a person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with

respect to such assets, or any affiliate of such a person (each such person or affiliate, a "Controlling Person"), is disregarded which, in the case of the Company, will include the Manager and its affiliates, and (ii) only the proportion of an insurance company general account's equity investment in the Company that represents plan assets is taken into account.

1.2 Restrictions on Purchase

The Company intends to prohibit investors that are subject to Title I of ERISA or Section 4975 of the Code from acquiring any Shares. Accordingly, Benefit Plan Investors using assets of Plans that are subject to Title I of ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire Shares, and each investor will be required to represent, or will be deemed to have represented, as applicable, that it is not a Benefit Plan Investor that is using assets of a Plan that is subject to ERISA or Section 4975 of the Code. Each purchaser of a Share admitted to settlement by means of the CREST UK system if any, will be deemed to represent and warrant that it is not a Benefit Plan Investor that is using assets of a Plan that is subject to ERISA or Section 4975 of the Code. In addition, the Company's articles of association provide that in the event that a purported transfer of any Share to a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code could result in the assets of the Company being treated as plan assets that are subject to Title I of ERISA or Section 4975 of the Code, any Shares held by such a Benefit Plan Investor shall be deemed to be Shares-in-Trust, and transferred automatically and by operation of law to a Trust for the benefit of one or more designated charities. For a discussion of transfer restrictions with respect to the Shares, see "Transfer Restrictions" below.

1.3 Special Considerations Applicable to Insurance Company General Accounts

Any purchaser that is an insurance company using the assets of an insurance company general account should note that pursuant to regulations issued pursuant to Section 401(c) of ERISA (the "General Account Regulations"), assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code to the extent such assets relate to contracts issued to employee benefit plans on or before 31 December 1998 and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets are treated as the plan assets of any such plan invested in a separate account.

2 Transfer Restrictions

The Shares have not been and will not be registered under the Securities Act or any U.S. state securities or "Blue Sky" laws or the securities laws of any other jurisdiction and, accordingly, may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons unless the Shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available and in accordance with the restrictions described under "Eligible Investors" below.

Each purchaser of Shares will be required to represent and agree as follows:

(a) The purchaser (A) (i) is a U.S. Person that is an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee, (ii) is acquiring the Shares for its own account or for the account of an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee and (iii) is aware, and each beneficial owner of the Shares has been advised, that the sale of the Shares to it is being made in reliance on Rule 144A or another exemption from the registration requirements of the Securities Act, or (B) is not a U.S. Person and is purchasing the Shares in an offshore transaction pursuant to Regulation S.

(b) The purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Shares have not been and will not be registered under the Securities Act and that (A) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a Qualified Institutional Buyer or an Accredited Investor that in each case also is a Qualified Purchaser or a Knowledgeable Employee, or (ii) outside the United States in a transaction complying with the provisions of Rule 903 or Rule 904 of Regulation S under the Securities Act and

that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(c) The purchaser understands that (other than initial purchasers who are Qualified Institutional Buyers) U.S. Persons that do not purchase Shares in a bona fide trade on the London Stock Exchange or Euronext Amsterdam will be required to hold Shares in certificated form and that the Shares will bear a legend substantially to the following effect:

> THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS IN THE UNITED STATES OR, EXCEPT AS SET OUT IN THE COMPANY'S PROSPECTUS (THE "PROSPECTUS"), THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED BY THIS LEGEND. THE HOLDER HEREOF, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT REOFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (X) IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND EXCEPT TO A TRANSFEREE WHO IS (i) (A) AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF THE SECURITIES ACT OR (B) A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A OF THE SECURITIES ACT) AND IN EACH CASE ALSO A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE" WITHIN THE MEANING OF THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), OR (ii) NOT A "U.S. PERSON" (AS SUCH TERM IS DEFINED UNDER RULE 904 IN REGULATION S UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A BUYER THAT MEETS SUCH CRITERIA IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATIONS AND (Y) (1) UPON DELIVERY OF ALL CERTIFICATIONS, OPINIONS AND OTHER DOCUMENTS THAT THE COMPANY MAY REQUIRE AND (2) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE OF THE UNITED STATES AND ANY OTHER JURISDICTION. FURTHER, NO PURCHASE, SALE OR TRANSFER OF THIS SECURITY MAY BE MADE UNLESS SUCH PURCHASE, SALE OR TRANSFER WILL NOT RESULT IN (i) THE ASSETS OF THE COMPANY CONSTITUTING "PLAN ASSETS" WITHIN THE MEANING OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), THAT ARE SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR (ii) THE COMPANY BEING REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. EACH PURCHASER OR TRANSFEREE OF THIS SECURITY WILL BE REQUIRED TO REPRESENT OR WILL BE DEEMED TO HAVE REPRESENTED THAT (i) IT IS NOT AND IS NOT USING ASSETS OF A PLAN THAT IS SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE CODE AND (ii) IF IT IS A U.S. PERSON, THAT IT IS A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE," AND WILL BE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE COMPANY'S PROSPECTUS AND ARTICLES OF ASSOCIATION.
>
> THIS SECURITY IS NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED HEREIN. EACH TRANSFEROR OF THIS SECURITY AGREES TO PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE PROSPECTUS TO THE TRANSFEREE.

(d) The purchaser understands that no transfer of a Share will be effective, and the Company will not recognise any such transfer to a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code as more fully set forth in "ERISA Considerations" above.

3 Eligible Investors

The Shares may only be offered (i) in the United States to persons reasonably believed to be "Accredited Investors" (as such term is defined in Rule 501 of the Securities Act) or "Qualified Institutional Buyers" (as such term is defined in Rule 144A of the Securities Act) that in each case are also "Qualified Purchasers" or "Knowledgeable Employees" (as such terms are defined in the Investment Company Act) and (ii) outside

the United States to investors that are not U.S. Persons in offshore transactions pursuant to Regulation S. Initial purchasers of the Shares will be required to make the representations and agreements set forth under "Transfer Restrictions" and "ERISA Considerations" herein. A Shareholder may only sell, transfer, assign, pledge, or otherwise dispose of its Shares within the United States to transferees that are Accredited Investors or Qualified Institutional Buyers, in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and that are, in each case, also Qualified Purchasers or Knowledgeable Employees, or outside the United States to transferees that are not U.S. Persons pursuant to Regulation S. See "Transfer Restrictions" above.

4 Certificates

Save in respect of initial purchasers who are Qualified Institutional Buyers, each initial purchaser of Shares who is a U.S. Person and each U.S. Person who acquires Shares from another U.S. Person (other than pursuant to a bona fide market purchase on the London Stock Exchange) is required to hold Shares in certificated form.

PART IX

CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 31 DECEMBER 2004

The consolidated financial information contained in this Part IX is derived from audited financial statements for the period ended 31 December 2004. Pages 69-78 of Eurocastle's Initial Public Offering prospectus, dated 24 June 2004, contain Eurocastle's audited financial statements for the financial period ended 31 December 2003 under IFRS together with relevant accounting policies and notes and the independent auditor's report. This information, which has been filed with, and can be found at, the Document Viewing Facility of the Financial Services Authority (25 North Colonnade, London E14 5HS), is incorporated into this Part IX by reference.

Basis of financial information

The financial information set out below has been extracted, without material adjustment, from the audited consolidated financial statements of the Company for the year ended 31 December 2004. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

The information set out below does not constitute statutory accounts within the meaning of Companies (Guernsey) Law 1994. The auditors of the Company for the year ended 31 December 2004 were Ernst & Young LLP.

Independent Auditors' Report

To the Members of Eurocastle Investment Limited

We have audited the group's financial statements for the year ended 31 December 2004 which comprise the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Cash Flows, Consolidated Statement of Changes in Equity and the related notes 1 to 22. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law 1994. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Guernsey law and International Financial Reporting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements.

This other information comprises the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments

made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the group as at 31 December 2004 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies (Guernsey) Law 1994.

Ernst & Young LLP
Registered Auditor
London

9 March 2005

Eurocastle Investment Limited and Subsidiaries

Consolidated Income Statement

	Notes	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
		€'000	
Operating Income			
Interest income		23,902	50
Rental income		344	—
Realised gain on securities portfolio contract	15	4,141	611
Loss on foreign currency translation		(613)	—
Realised gain on disposal of available-for-sale securities		1,356	—
Total operating income		29,130	661
Operating Expenses			
Interest expense		13,663	—
Property operating expenses		33	—
Other operating expenses	3	3,403	759
Total operating expenses		17,099	759
Net profit (loss)		12,031	(98)
Earnings per Ordinary Share (adjusted for share consolidation)			
Basic	12	0.79	(0.01)
Diluted	12	0.78	(0.01)
Weighted Average Ordinary Shares outstanding (adjusted for share consolidation)			
Basic	12	15,214,818	11,857,670
Diluted	12	15,495,783	11,857,670

See notes to the consolidated financial statements.

Eurocastle Investment Limited and Subsidiaries

Consolidated Balance Sheet

	Notes	31 December 2004	31 December 2003
			€'000
Assets			
Cash and cash equivalents		10,293	1,690
Restricted cash		2,812	
Securities portfolio contract	15	—	57,611
Asset backed securities, available-for-sale (includes cash to be invested)	4	1,264,484	—
Real estate related loans	5	21,938	—
Investment properties	7	318,514	—
Other assets	6	9,578	316
Total assets		1,627,619	59,617
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 31 December 2004 (11,857,670 at 31 December 2003, adjusted for share consolidation)	13	192,709	59,027
Net unrealised gain on available-for-sale securities and hedge instruments	4,16	7,317	—
Accumulated profit (loss)		6,394	(98)
Total equity		206,420	58,929
Minority Interests		2	—
liabilities			
CDO bonds payable	8	347,877	—
Bank borrowings	9	608,849	—
Repurchase agreements	10	197,584	—
Trade and other payables	11	266,887	688
Total liabilities		1,421,197	688
Total equity and liabilities		1,627,619	59,617

See notes to the consolidated financial statements.

Eurocastle Investment Limited and Subsidiaries

Consolidated Statement of Cash Flows

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Cash Flows from Operating Activities		
Net profit (loss)	12,031	(98)
Adjustments for:		
Unrealised gain on securities portfolio contract	—	(611)
Unrealised gain on foreign currency contracts	(275)	—
Accretion of discounts on securities	(791)	—
Amortisation of borrowing costs	225	—
Gain on disposal of available-for-sale securities	(1,356)	—
Gain on securities portfolio contract	(4,141)	—
Shares granted to Directors	72	—
Net change in operating assets and liabilities:		
Increase in restricted cash	(2,812)	—
Increase in other assets	(8,272)	(113)
Increase in trade and other payables	9,223	688
Net cash flows from (used in) operating activities	3,904	(134)
Cash Flows from Investing Activities		
Purchase of investment property	(315,589)	—
Securities portfolio contract deposit paid	(59,000)	(57,000)
Proceeds on securities portfolio contract deposit	120,752	—
Purchase of available-for-sale securities/loans	(1,082,650)	—
Proceeds from sale of available-for-sale securities	39,667	—
Repayment of security principal	19,363	—
Net cash flows used in investing activities	(1,277,457)	(57,000)
Cash Flows from Financing Activities		
Proceeds from issuance of ordinary shares	138,488	59,288
Costs related to issuance of ordinary shares	(4,878)	(261)
Issuance of bonds	347,658	—
Borrowings under repurchase agreements	197,584	—
Proceeds from bank borrowings	608,843	—
Payment of deferred financing costs	—	(203)
Dividends paid to shareholders	(5,539)	—
Net cash flows from financing activities	1,282,156	58,824
Net Increase in Cash and Cash Equivalents	8,603	1,690
Cash and Cash Equivalents, Beginning of Year	1,690	—
Cash and Cash Equivalents, End of Year	10,293	1,690

Eurocastle Investment Limited and Subsidiaries

Consolidated Statement of Changes in Equity

	Issued Capital					
	Ordinary Shares (Adjusted for Share Consolidation)	Amount	Net Unrealised Gains	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000
At 8 August 2003 (Date of Formation)	—	—	—	—	—	—
Issuance of ordinary shares	11,857,670	59,288	—	—	—	59,288
Costs related to issuance of ordinary shares	—	(261)	—	—	—	(261)
Net loss	—	—	—	—	(98)	(98)
At 31 December 2003	11,857,670	59,027	—	—	(98)	58,929
At 1 January 2004	11,857,670	59,027	—	—	—	58,929
Second capital call on existing shares	—	59,288	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	79,200
Costs related to issuance of ordinary shares on IPO	—	(4,878)	—	—	—	(4,878)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	72
Net unrealised gain on available-for-sale securities	—	—	6,604	—	—	6,604
Net unrealised gain on hedge instruments	—	—	—	713	—	713
Dividends paid	—	—	—	—	(5,539)	(5,539)
Net profit	—	—	—	—	12,031	12,031
At 31 December 2004	18,463,670	192,709	6,604	713	6,394	206,420

1 BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include the investing in, financing and managing of European real estate related asset backed securities and other European real estate related assets. The Directors consider the Company to operate in three business segments, being other asset backed securities and real estate securities, real estate related loans, and investment properties, and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation further below. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. In preparing financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Early Adoption of International Financial Reporting Standards

The Company has resolved to early adopt the revision to IAS 40 Investment Properties in 2004.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 31 December 2004, the Company's subsidiaries consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland, Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL through its rights as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12

Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as *sociétés à responsabilité limitée*. Longwave and Shortwave each own German companies which hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave. Also see Note 19.

Financial Instruments

Classification

Financial assets and liabilities held for trading are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not held for trading purposes, originated by the Company, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of)

or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated. Impairment loss is the difference between the net carrying value of an asset and its recoverable amount. Any such impairment loss is recognised in the income statement.

Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that the Company will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit losses, when it determines that it is probable that it will be unable to collect as anticipated. Upon determination of impairment an allowance is established based on the recoverable amount of the underlying investment using a discounted cash flow analysis.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value. The fair value of a derivative hedging instrument is calculated in the same way as the fair value of trading instruments (refer to accounting policy above).

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of the CDO I securitisation as a reserve for future trustee expenses. As such these funds are not available for use by the group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property acquired at the end of December 2004 has been recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement. Fair values for the properties have been assessed by the Company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value has been brought to account in the current period.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the

leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company. No provision for income taxes has been made. The Company's Irish subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The net income attributable to the subsidiaries for the year ended 31 December 2004 was *de minimis* and, therefore, no provision has been made.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities denominated in foreign currencies, if any, are translated at the historical exchange rate and all differences are recognised in equity.

3 OTHER OPERATING EXPENSES

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Professional fees	764	484
Management fees (Note 14)	2,180	257
Other	459	18
	3,403	759

4 AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 December 2004.

			Gains Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Rate	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
			€'000						
Portfolio I									
CMBS	177,069	176,867	1,522	(79)	178,310	BBB+	4.01%	4.03%	3.65
Other ABS	215,177	214,051	2,576	(290)	216,337	BBB+	3.86%	4.24%	4.00
	392,246	390,918	4,098	(369)	394,647	BBB+	3.93%	4.16%	3.84
Portfolio II									
CMBS	95,035	94,468	630	(38)	95,060	BBB–	4.23%	4.31%	4.81
Other ABS	76,356	76,570	575	—	77,145	BBB	3.86%	3.82%	5.68
	171,391	171,038	1,205	(38)	172,205	BBB	4.07%	4.09%	5.20
Portfolio III									
CMBS	121,232	121,505	1,079	(204)	122,380	BBB+	4.62%	4.51%	3.80
Other ABS	97,550	96,398	878	(175)	97,101	BBB+	4.24%	4.77%	3.32
	218,782	217,903	1,957	(379)	219,481	BBB+	4.45%	4.63%	3.59
Total Portfolios	782,419	779,859	7,260	(786)	786,333	BBB+	4.11%	4.28%	4.07
Other Securities									
CMBS	131,472	130,630	300	(417)	130,513	AA–	3.32%	3.63%	2.26
Other ABS	83,928	84,187	273	(26)	84,434	A+	3.04%	2.96%	4.89
	215,400	214,817	573	(443)	214,947	AA–	3.21%	3.37%	3.29
	997,819	994,676	7,833	(1,229)	1,001,280	BBB+	3.91%	4.08%	3.90
Short-Term Investments									
Asset backed commercial paper	255,073	254,051	—	—	254,051	A-1+	n/a	213%	0.19
Total	1,252,892	1,248,727	7,833	(1,229)	1,255,331				
Restricted Cash					9,153				
Total Asset Backed Securities (including cash to be invested)					1,264,484				

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The Carrying Value in the table above includes restricted cash of €9.153 million included in Portfolio I pending its reinvestment in additional CMBS and other ABS.

The securities within Portfolio I are encumbered by the CDO I securitisation (Note 8). The securities within Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9. Most of the securities categorised as other above were subject to repurchase agreements described in Note 10 as at 31 December 2004.

Net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	€'000
Unrealised gains on available-for-sale securities	7,833
Unrealised losses on available-for-sale securities	(1,229)
Unrealised gain on hedge instruments (Note 16)	7,317

5 REAL ESTATE LOANS

	Current Face Amount	Amortised Cost Rate	Gains Unrealised Gains	Gains Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
			€'000						
Real estate loans	22,165	21,938	—	—	21,938	NR	8.35%	8.44%	5.88

6 OTHER ASSETS

	31 December 2004	31 December 2003
	€'000	
Interest receivable	7,800	—
Rent receivable	344	—
Deferred financing costs	217	203
Prepaid insurance	227	111
Derivative assets	990	—
Other assets	—	2
	9,578	316

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation and will be offset against the proceeds of the issuance.

7 INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	Total
		€'000	
At 1 January 2004	—	—	—
Additions	303,480	15,034	318,514
At 31 December 2004	303,480	15,034	318,514

The investment property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52 per cent. of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.2 years.

A summary of the location and proportionate value of each property in the portfolio is as follows:

Location	Number of Properties	Proportionate Value
Nordrhein-Westfalen	30	33.71%
Baden-Württemberg	20	23.91%
Hesse	9	8.56%
Lower Saxony	8	9.66%
Bayern	7	7.30%
Rhineland-Palatinate	6	4.54%
Saxony-Anhalt	3	4.45%
Thuringia	5	2.68%
Saxony	2	1.63%
Schleswig-Holstein	1	1.33%
Hamburg	1	0.99%
Bremen	1	0.43%
Mecklenburg-West Pomerania	2	0.51%
Brandenburg	1	0.30%
	96	100.00%

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the five investment properties are built have unexpired terms ranging from 10 years to 86 years.

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value	Present Value
	€'000	
Under 1 year	241	222
From 2 to 5 years	1,021	760
More than 5 years	28,638	1,943
Total	29,900	2,925

The total minimum value receipts under non-cancellable sub-leases at the balance date is €5,426,000 as set out below.

Schedule of Minimum Lease Receipts Under Sub-Leases

	Total Value	Present Value
	€'000	
Under 1 year	1,255	1,150
From 2 to 5 years	2,915	2,273
More than 5 years	1,256	623
Total	5,426	4,046

8 BONDS PAYABLE

CDO Bonds

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
			€'000		
A and B Notes	AAA/AA	351,000	347,877	2.777%	7.30

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9 BANK BORROWINGS

Bank borrowings comprises:

		31 December 2004	31 December 2003
		€'000	
Warehouse borrowings	(Note 9.1)	350,843	—
Term financing	(Note 9.2)	244,006	—
Revolving credit facility	(Note 9.3)	14,000	—
		608,849	—

The amounts drawn under the revolving credit facility (€14,000,000) and the warehouse borrowing facility (€350,843,000) are due for repayment within one year of the balance sheet date.

9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under a securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company currently anticipates completing the securitisations in the near term.

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The weighted average financing cost was 2.89 per cent. at 31 December 2004.

9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties certain of the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia*, all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.3 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18 per cent. p.a., payable quarterly.

9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured over receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5 per cent. p.a., while on undrawn amounts the commitment fee is 0.5 per cent. p.a.

10 REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. EFL's obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €197.6 million and 2.35 per cent., respectively at 31 December 2004.

11 TRADE AND OTHER PAYABLES

	31 December 2004	31 December 2003
	€'000	
Unsettled security purchases	254,051	—
Security deposit	5,000	—
Finance and operating lease payable	2,925	—
Interest payable	2,283	—
Accrued expenses	2,264	307
Due to affiliates-Manager	237	381
Other payables	127	—
	266,887	688

The unsettled security purchase of €254.0 million relates to the purchase of commercial paper bonds, which settled on 6 January 2005.

12 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the share options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
Weighted average number of ordinary shares outstanding, basic	15,214,818	11,857,670
Dilutive effect of ordinary share options	280,965	—
Weighted average number of ordinary shares outstanding, diluted	15,495,783	11,857,670

13 SHARE CAPITAL

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company issued 6,600,000 ordinary shares to institutional investors at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were issued with nil proceeds.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

14 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager, which provides for an initial term of ten years from August 2003 with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company upon expiry of the initial term of ten

years, or on each three year anniversary thereof in certain circumstances if a majority of shareholders agree. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination. The Company may also terminate the Management Agreement in 60 days' notice without payment of a termination fee in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. In addition, upon termination by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's Board of Directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5 per cent. of the gross equity of the Company (as defined in the Management Agreement).

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary shares, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25 per cent. of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight per cent. (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2004 and 31 December 2003, management fees and expense reimbursements of approximately €0.2 million and €0.4 million, respectively, were due to the Manager.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 13, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in June 2004 with nil proceeds. In addition, Paolo Bassi and Keith Dorrian will be issued 5,000 shares and 1,000 shares, respectively, in each case at each of the Company's annual general meeting in 2005 and 2006, subject to each being a Director of the Company on the relevant date.

15 FINANCIAL INSTRUMENTS

Derivative Financial Instruments — Securities Portfolio Contract

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the "Bank") whereby the Bank purchased European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company had paid a deposit to the Bank. In June and July 2004, the Company exercised its right to purchase the securities. The fair value of the contract was

calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase of securities and any other applicable costs. The fair value of the contract as at 31 December 2003 was approximately €57.6 million.

Risk Management

This section provides details of the Company's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Company is exposed are market, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Company's exposure to market risk is comprised mainly of movements in the value of its security and property investments. The investment portfolios are managed within the parameters disclosed in the Company's prospectus relating to its IPO.

The Company's investment securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets, respectively. Increases in the credit spreads above such benchmarks may affect the Company's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract, the Company was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Company would have been required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

Credit Risk

The Company is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Company invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Company further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Company's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 31 December 2004, the Company's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Company's asset backed securities for sale portfolio was split between countries within Europe as follows:

Country	Number of Securities 31 December 2004	Face Value of Securities	Location Split
		€'000	
United Kingdom	32	387,653	38.85%
Italy	15	255,941	25.65%
Pan European	9	135,703	13.60%
Germany	11	101,578	10.18%
France	5	46,399	4.65%
Other	11	70,545	7.07%
	83	997,819	100.00%

The Company's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Company's derivative arrangements are major financial institutions with investment grade credit ratings with which the Company and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

Liquidity Risk

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Company's ability to obtain additional capital.

The Company's primary source of funds for liquidity consists of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next 12 months. The Company expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Company's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 9.3, the Company has access to temporary working capital through a revolving €35 million credit facility.

Interest Rate Risk

The Company's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Company will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of 31 December 2004, a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €1 million per annum.

The weighted average interest rate on the fixed rate portion of the asset backed securities available-for-sale portfolio shown in the table is 7.14 per cent.

The fixed interest rate portion of the bank loan and the relating interest rate swap was 4.53 per cent.

The interest rate profile of the Company at 31 December 2004 and 31 December 2003 was as follows:

Type	Total Per Consolidated Balance Sheet	Non-Interest-Bearing Assets	Within 1 Year		1 to 5 Years		Over 5 Years	
			Fixed	Variable	Fixed	Variable	Fixed	Variable
				€000				
Assets								
2004								
Cash and cash equivalents	10,293	—	—	10,293	—	—	—	—
Restricted cash	2,812	—	—	2,812	—	—	—	—
Asset backed securities, available-for-sale	1,264,484	—	11,502	356,264	45,832	704,689	—	146,197
Real estate related loans, available-for-sale	21,938	—	—	—	—	7,165	—	14,773
Investment property	318,514	318,514	—	—	—	—	—	—
Other assets	9,578	8,588	—	276	—	—	714[(1)]	—
	1,627,619	327,102	11,502	369,845	45,832	711,854	714	160,970
2003								
Cash and cash equivalents	1,690	—	—	1,690	—	—	—	—
Securities portfolio contract	57,611	—	—	57,611	—	—	—	—
Other assets	316	316	—	—	—	—	—	—
	59,617	316	—	59,301	—	—	—	—
Liabilities								
2004								
CDO bonds payable	347,877	—	—	—	—	—	—	347,877
Bank loans	608,849	—	—	364,843	—	—	210,000	34,006
Repurchase agreements	197,584	—	—	197,584	—	—	—	—
Trade and other payables	266,887	266,887	—	—	—	—	—	—
	1,421,197	266,887	—	562,427	—	—	210,000	381,883
2003								
Trade and other payables	688	688	—	—	—	—	—	—
	688	688	—	—	—	—	—	—

Note:

(1) Net interest rate swap receivable related to the fixed €210 million portion of the term loan financing the investment properties.

Foreign Currency Risk

The Company's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non-euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net sterling equity investment. At 31 December 2004, the net unrealised gain on these contracts was approximately €0.28 million.

In connection with the Company's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

The Company had net sterling assets as at 31 December 2004 of €3.93 million against forward foreign exchange contracts of €35.2 million.

Fair Value of Financial Instruments

Fair value represents the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction. Differences therefore can arise between values under the historical cost method and fair value estimates. For those financial assets and liabilities which are not already carried at fair value the fair value is not considered to be materially different from the carrying value as at 31 December 2004. The fair value of such financial assets and liabilities has been assessed using the market prices and prevailing market rates.

16 HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case by case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain on measurement at fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swap is effective.

The details of interest rate swaps entered into by the Company are as follows:

	31 December 2004	31 December 2003
	€'000	
Nominal amount	210,000	—
Pay rate	3.4%	—
Receive rate	3 Month Euribor	—
Remaining life	8.3 years	—
Fair value	713	—

17 SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors) adopted a non-qualified share option plan for officers, Directors, employees, consultants and advisers, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. As a result the Manager has options over shares representing 10 per cent. of the current issued share capital of the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of grant.

18 SEGMENTAL REPORTING

The Company operates in one geographical segment, being Europe. The Company has conducted business through three primary segments: asset backed securities, real estate related loans and investment properties.

Summary financial data of the Company's business segments is provided below:

	Asset Backed Securities	Real Estate Related Loans	Investment Properties	Unallocated	Total Eurocastle
			€'000		
For the Year Ended 31 December 2004					
Gross revenues	28,502	284	344	—	29,130
Interest expense	(13,353)	—	(310)	—	(13,663)
Other operating expenses	(147)	—	(33)	(3,256)	(3,436)
Net profit	15,002	284	1	(3,256)	12,031
As at 31 December 2004					
Total assets	1,278,992	22,568	320,884	5,175	1,627,619
Total liabilities	(1,152,462)	—	(266,234)	(2,501)	(1,421,197)
Minority interest	—	—	—	(2)	(2)
Net assets	126,530	22,568	54,650	2,672	206,420

The unallocated portion of expenses consists primarily of interest on short-term investments, general and administrative expenses, and management fees pursuant to the Management Agreement.

The unallocated portion of assets and liabilities consists primarily of unrestricted cash, general prepayments and accruals, and the minority interests held by outside parties in the Company's consolidated subsidiaries.

19 LARGEST TEN INVESTMENTS AS AT 31 DECEMBER 2004

	Current Face	% of Portfolio	Carrying Value
		€'000	
Rhein-Main	255,073	15.89	254,051
Heloc IX B	40,336	2.51	39,882
Scip 2 Cl	38,500	2.40	38,640
Ghgfin 0 04/15/24	28,306	1.76	28,563
Annfin 0 01/10/	27,879	1.74	28,018
Geco 2002 D	25,000	1.56	24,663
Trevi IX B	24,000	1.50	24,060
Gco 2D	21,000	1.31	21,483
Nymph 2002-1 D	21,000	1.31	21,148
Split 2 A	20,000	1.25	20,018
	501,094	31.23	500,525

All of the above investments are asset backed securities listed on European stock exchanges, with the exception of Rhein-Main Securitisation Limited. Rhein-Main is a €7.5 billion asset backed commercial paper programme. Its underlying assets are Pan European, including trade receivables, mortgages, bills of exchange, auto and consumer loans, and equipment leases. Rhein-Main is rated A-1+ by Standard & Poor's and P-1 by Moody's, and matures on 15 March 2005.

20 INVESTMENT IN SUBSIDIARIES

The group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns a 100 per cent. equity interest, are listed by jurisdiction below:

Luxemburg:

Luxgate S.à.r.l.

Eurobarbican s.a.r.l.

Germany:

Shortwave Acquisition GmbH

S-Wave Grundstücksverwaltungsgesellschaft 1 GmbH

S-Wave Grundstücksverwaltungsgesellschaft 2 GmbH

Longwave Acquisition GmbH

L-Wave Grundstücksverwaltungsgesellschaft 1 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 2 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 3 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 4 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 5 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 6 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 7 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 8 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 9 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 10 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 11 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 12 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 13 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 14 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 15 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 29 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 30 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 31 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 32 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 33 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 34 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 35 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 36 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 37 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 38 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 39 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 40 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 41 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 42 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 43 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 44 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 45 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 46 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 47 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 16 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 17 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 18 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 19 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 20 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 21 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 22 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 23 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 24 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 25 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 26 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 27 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 28 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 48 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 49 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 50 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 51 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 52 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 53 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 54 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 55 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 56 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 57 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 58 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 59 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 60 GmbH

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, and Eurocastle CDO III PLC which it consolidates in accordance with SIC 12 — Consolidation — Special Purpose Entities.

21 DIVIDENDS PAID & PROPOSED

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Declared and paid during the year:		
Equity dividends on ordinary shares:		
Third quarter dividend for 2004: €0.30 (2003: nil)	5,539	—
	5,539	—
Dividend declared on 23 February 2005 (not recognised as a liability at 31 December 2005)		
Equity dividends on ordinary shares:		
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093	—

22 COMPARATIVES

The Company commenced operations on 21 October 2003. As the Company's first period of operations is shorter than one year, comparative periods for the consolidated statement of income, cash flows and statement of changes in equity are shown for the period from 8 August to 31 December 2003.

PART X

UNAUDITED RESULTS FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2005

The financial information set out below has been extracted, without material adjustment, from the unaudited results for the Company for the six-month period ended 30 June 2005. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

EUROCASTLE INVESTMENT LIMITED

Financial Report for the Half Year ended 30 June 2005

First Half 2005 Highlights

- Share offer completed in June 2005, raising net proceeds of €95 million
- Increased dividend by 6.1% from €0.33 per share in Q1 to €0.35 per share in Q2
- Completed two further non-recourse term financings for target real estate debt portfolios of £200 million and €400 million
- Net profit after taxation of €13.2 million for the half year, or €0.69 per diluted share
- FFO return on average invested capital was 12.8%

Second Quarter 2005 Highlights

- Total assets amounted to €1,682.4 million at the quarter end
- Equity book value total of €291.9 million, or €12.06 per share
- Net profit after taxation of €6.8 million for the quarter, or €0.35 per diluted share.
- Second quarter dividend of €0.35 per share, paid on 15 July 2005
- FFO return on average invested capital during the quarter was 12.6%

Selected Financial Data

(amounts in €'000, except share data and supplemental data)	Three Months Ended 30 June 2005	Half Year Ended 30 June 2005	Half Year Ended 30 June 2004
Net profit after taxation	6,760	13,215	3,786
Earnings per diluted share	0.35	0.69	0.32
Funds from operations ("FFO")	6,247	12,702	3,786
FFO per diluted share	0.32	0.66	0.32
Weighted average number of shares outstanding, diluted	19,332,958	19,253,965	11,955,615

	30 June 2005	31 December 2004
Balance Sheet Data		
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,213,385	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	47,239	21,938
Investment properties	319,451	318,514
Cash and cash equivalents	87,650	10,293
Total assets	1,682,412	1,627,619
Debt obligations	1,337,339	1,154,310
Shareholders' equity	291,864	206,420

Reconciliation of Funds from Operations (FFO) to net profit after taxation	Three Months Ended 30 June 2005	Half Year Ended 30 June 2005	Half Year Ended 30 June 2004
Net profit after taxation	6,760	13,215	3,786
Increase in fair value of investment properties	(513)	(513)	—
Funds from operations (FFO)	6,247	12,702	3,786

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net profit after taxation (computed in accordance with IFRS), excluding changes in fair value of investment properties. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data*

	As of 30 June 2005	As of 31 December 2004
Total debt investments	1,124,806	1,023,218
Weighted average asset yield	4.09%	4.18%
Weighted average liability cost	2.65%	2.73%
Weighted average net spread	1.44%	1.45%
Weighted average credit rating	BBB+	BBB+
Weighted average asset credit spread (above Euribor)	1.90%	1.99%
Percentage investment grade of securities portfolio	89	93%
Number of securities and loans	92	87

* excludes short-term investments with a maturity of less than 3 months and rated A-1+ by Standard & Poor's and P-1 by Moody's

Supplemental Total Credit Leased Real Estate Data

	As of 30 June 2005	As of 31 December 2004
Investment properties at fair value	319,451	318,514
Weighted average asset yield	7.13%	7.10%
Weighted average liability cost	4.56%	4.56%
Weighted average net yield	2.57%	2.54%

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES CHAIRMAN'S STATEMENT

Overview

Eurocastle Investment Limited (LSE: ECT) reported net profit after taxation for the quarter ended 30 June 2005 of €6.8 million, or €0.35 per diluted share, as compared to €1.6 million, or €0.13 per diluted share, for the second quarter of 2004. The Company also reported net profit after taxation for the half year ended 30 June 2005 of €13.2 million, or €0.69 per diluted share, as compared to €3.8 million, or €0.32 per diluted share, for the first half of 2004. Funds from operations (or FFO), which exclude a €0.5 million increase in the fair value of the Company's credit-leased real estate classified as investment properties in the balance sheet, amounted to €12.7 million and €6.2 million, respectively, for the half year and quarter ended 30 June 2005. Eurocastle generated an FFO return on average invested common equity of 12.6% for the quarter, and 12.8% for the half year, ended 30 June 2005. As of 30 June 2005, the Company's shareholders' equity was €291.9 million or €12.06 per outstanding share, as compared to €196.4 million, or €10.64 per outstanding share, as of 30 June 2004.

Eurocastle's core business strategy is to invest in and manage a diverse portfolio consisting primarily of European real estate related debt and real estate assets. The Company's objective is to deliver stable and growing dividends and attractive risk-adjusted returns to shareholders by optimizing the difference between the yield on investments and the cost of financing these investments. Since Eurocastle's IPO in June 2004, the Company's annualized dividends to shareholders have increased by approximately 17% from €1.20 to €1.40 per share.

Although we are starting to see some widening of credit spreads, they continue to be at historically tight levels. In spite of this, we have continued to accretively invest capital in real estate debt and credit-leased real estate and are pleased with the performance of our overall investment portfolio. As asset spreads have tightened, our debt costs have declined correspondingly; the weighted average net spread (or the yield on our assets minus the cost of our debt) on the real estate debt portfolio was 1.44% at 30 June 2005, compared to 1.45% at the end of December 2004. The European real estate debt markets continue to be active and growing. In the first half of 2005, new issuances of real estate related debt totalled €100 billion, up 27% from the comparable period in 2004. We expect this record growth to continue to provide Eurocastle with significant accretive investment opportunities in real estate related debt.

Given our investment pace since the half year end and our current investment pipeline, substantially all of the equity capital that we raised in June 2005 is invested or committed to investments.

Second Quarter 2005 Dividend

We aim to pay out substantially all of Eurocastle's earnings in the form of quarterly dividends to shareholders. On 14 June 2005, the Board of Directors of Eurocastle declared a dividend of €0.35 per share for the quarter ended 3 June 2005, an increase of €0.02 per share from the prior quarter. The record date for this increased dividend was 24 June 2005 and the payment date was 15 July 2005.

Investment Activity

Real Estate Debt Portfolio

In the half year ended 30 June 2005, Eurocastle purchased approximately €205 million of real estate related securities and €24 million of real estate related loans, with approximately €159 million in face amount of real estate securities, other asset backed securities and real estate loans having been purchased during the quarter ended 30 June 2005. The securities purchased during the quarter had an average credit rating of BBB and an average credit spread above Euribor of 1.22%. Purchases of CMBS in the second quarter amounted to €108.4 million, with an average spread of 1.40% and average rating of BBB. RMBS purchases in the second quarter amounted to €20.6 million, with an average spread of 0.85% and average rating of BBB. Other ABS purchases in the second quarter amounted to €29.9 million, with an average spread of 0.86% and average rating of A.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate and other asset backed securities and real estate related loans during the second quarter was €64.8 million, raising the amount of these investments from €1,052.1 million at the last quarter end to €1,116.9 million. We have also seen significant opportunities to invest in the B-Note and mezzanine loan markets and have developed a robust pipeline of these investments for the third quarter of 2005.

Credit-Leased Real Estate Portfolio

In the credit-leased real estate markets, we are continuing to build on our successful December 2004 acquisition of 96 German properties from Deutsche Bank AG by developing a strong investment pipeline of European credit-leased real estate. During the quarter, we entered into negotiations to purchase up to €350 million of credit-leased real estate. On 25 July 2005, Eurocastle invested approximately €184 million in assets backed by a portfolio of commercial properties under long-term leases with the Italian government. Consistent with our policy of match funding, this investment has been term financed on a fixed rate basis.

Capital Markets

During the quarter, Eurocastle successfully completed a public offering of 5,740,000 shares resulting in gross proceeds to the Company of approximately €99 million (net proceeds €95 million) and closed two secured term financings to match fund our real estate debt investments. Moreover, after the quarter, we established a revolving credit facility to finance additional investments.

The term financing of the Company's first sterling-denominated portfolio of real estate debt investments, Eurocastle CDO II, was completed on 5 May 2005. Approximately £158 million, or 79%, of the £200 million issue was rated AAA by S&P and Fitch respectively. The CDO has a weighted average life of approximately ten years.

The term financing of the Company's second euro-denominated portfolio of real estate investments, Eurocastle CDO III, was completed on 28 April 2005. Approximately €324 million, or approximately 81%, of the €400 million issue was rated AAA by S&P and Fitch respectively. The CDO also has a weighted average life of approximately ten years.

On 14 July 2005, we established a €400 million three year extendable revolving credit facility. We intend to use this facility to acquire additional real estate debt and to refinance a significant part of the portfolio previously financed under short-term repurchase agreements. Since 30 June 2005, our short-term financings have been reduced by €120.6 million by using this facility.

Investment Portfolio

Real Estate Debt Portfolio

As of 30 June 2005, Eurocastle's total real estate debt portfolio of approximately €1.3 billion, which represents approximately 75% of the Company's total assets, included €571.2 million of CMBS, €103.6 million of short-term investments, €506.4 million of other asset backed securities, €47.2 million of loans and €32.2 million of cash held pending investment in additional real estate related debt. The real estate debt portfolio is well diversified with 92 securities and loans and an average life of approximately 3.6 years; approximately 96% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 50% in the UK, 16% in Italy, 12% in Germany, 11% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB+ and approximately 89% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.90% as of 30 June 2005.

Our real estate debt portfolio has continued to perform well. As of 30 June 2005, none of our securities or loans have defaulted, and there have been no principal losses to date. We continue to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Credit-Leased Real Estate Portfolio

As of 30 June 2005, Eurocastle owned an approximately €319 million portfolio of credit-leased real estate consisting of 96 German properties, or approximately 300,000 square meters of office space, which are leased primarily to Deutsche Bank. Deutsche Bank continues to occupy most of the current space on a medium to long-term basis. Since we acquired the portfolio in December, we have added 16 new leases, bringing the total occupancy of this portfolio to approximately 76%. We continue to work on adding new tenants to our properties, as well as managing the lease renewal or re-letting of space under leases that are expiring or near expiration.

About Eurocastle

Eurocastle Investment Limited is a Euro-denominated Guernsey closed-end investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets.

Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management.

Conference Call

Management will conduct a conference call on Thursday, 4 August 2005 to review the Company's financial results for the half year and quarter ended 30 June 2005. The conference call is scheduled for 3:00 P.M. London time (10 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialling +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Half Year and Second Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 12 August 2005 by dialling +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "8170404."

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES
Consolidated Income Statement

	Notes	Unaudited Half Year 30 June 2005	Unaudited Half Year to 30 June 2004
		(€'000)	
Operating income			
Interest income		30,437	2,763
Rental income		12,655	—
Unrealised gain on securities portfolio contract		—	4,056
Realised gain on disposal of available-for-sale securities		1,853	—
Increase in fair value of investment properties		513	—
Total operating income		45,458	6,819
Operating expenses			
Interest expense		25,495	1,808
Losses on foreign currency contracts/currency translation		1,159	50
Property expenses		1,202	—
Other operating expenses	3	4,100	1,175
Total operating expenses		31,956	3,033
Profit on ordinary activities before taxation		13,502	3,786
Taxation expense		287	—
Net profit after taxation		13,215	3,786
Earnings per ordinary share (adjusted for share consolidation)			
Basic	12	0.71	0.32
Diluted	12	0.69	0.32
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	12	18,529,515	11,930,263
Diluted	12	19,253,965	11,955,615

See notes to the consolidated interim financial statements

Independent Review Report to Eurocastle Investment Limited

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Equity and the related notes 1 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the United Kingdom Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial

information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Ernst & Young LLP
London

3 August 2005

Eurocastle Investment Limited and Subsidiaries

Consolidated Income Statement

	Notes	Unaudited Half Year 30 June 2005	Unaudited Half Year to 30 June 2004
		(€'000)	*(€'000)*
Operating income			
Interest income		30,437	2,763
Rental income		12,655	—
Unrealised gain on securities portfolio contract		—	4,056
Realised gain on disposal of available-for-sale securities		1,853	—
Increase in fair value of investment properties		513	—
Total operating income		45,458	6,819
Operating expenses			
Interest expense		25,495	1,808
Losses on foreign currency contracts/currency translation		1,159	50
Property expenses		1,202	—
Other operating expenses	3	4,100	1,175
Total operating expenses		31,956	3,033
Profit on ordinary activities before taxation		13,502	3,786
Taxation expense		287	—
Net profit after taxation		13,215	3,786
Earnings per ordinary share (adjusted for share consolidation)			
Basic	12	0.71	0.32
Diluted	12	0.69	0.32
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	12	18,529,515	11,930,263
Diluted	12	19,253,965	11,955,615

See notes to the consolidated interim financial statements

Eurocastle Investment Limited and Subsidiaries

Consolidated Balance Sheet

	Notes	Unaudited 30 June 2005	31 December 2004
		(€'000)	*(€'000)*
Assets			
Cash and cash equivalents		87,650	10,293
Restricted cash		1,769	2,812
Asset backed securities, available-for- sale (includes cash to be invested)	4	923,682	796,522
Asset backed securities pledged under repurchase agreements	4	289,703	467,962
Real estate related loans	5	33,170	21,938
Real estate related loans pledged under repurchase agreements	5	14,069	—
Investment property	7	319,451	318,514
Other assets	6	12,918	9,578
Total assets		1,682,412	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 30 June 2005	13	286,814	192,309
Net unrealised gain on available-for-sales securities	4	9,252	6,604
Hedging reserve	4,14	(6,179)	713
Accumulated profit		957	6,394
Other reserves	13	1,020	400
Total equity		291,864	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	8	789,563	347,877
Bank borrowings	9	244,004	608,849
Repurchase agreements	10	303,772	197,584
Taxation payable		287	—
Dividends payable	16	6,464	—
Trade and other payables	11	46,456	266,887
Total liabilities		1,390,546	1,421,197
Total equity and liabilities		1,682,412	1,627,619

See notes to the consolidated interim financial statements

Eurocastle Investment Limited and Subsidiaries

Consolidated Statement of Cash Flows

	Unaudited Half Year to 30 June 2005	Unaudited Half Year to 30 June 2004
	(€'000)	*(€'000)*
Cash Flows From Operating Activities		
Net profit before taxation	13,502	3,786
Adjustments for:		
Unrealised gain on securities portfolio contract	—	(4,056)
Unrealised (gain)/loss on foreign currency contracts	(76)	52
Accretion of discounts on securities	(2,854)	(171)
Amortisation of borrowing costs	525	—
Gain on disposal of available-for-sale securities	(1,853)	—
Shares granted to Directors	27	72
Revaluation (gain) on investment properties	(513)	—
Net change in operating assets and liabilities:		
Decrease/(Increase) in restricted cash	1,043	(1,381)
Increase in other assets	(3,896)	(2,616)
Increase in trade and other payables	27,441	1,690
Net cash flows used in operating activities	33,346	(2,624)
Cash Flows From Investing Activities		
Securities portfolio contract deposit	—	(59,000)
Repayment of securities portfolio contract deposit	—	69,125
Addition to investment property	(424)	—
Net purchase of available-for-sale securities/loans	(308,215)	(507,529)
Proceeds from sale of available-for-sale-securities	87,317	568
Net cash flows used in investing activities	(221,322)	(496,836)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(3,998)	(4,233)
Proceeds from issuance of bonds	445,943	351,000
Costs related to issuance of bonds	(4,523)	(3,342)
Borrowings under repurchase agreements	106,188	92,142
Repayments under warehouse borrowing facility	(350,843)	—
Repayment of bank borrowings	(14,261)	—
Dividends paid to shareholders	(12,188)	—
Net cash flows from financing activities	265,333	574,055
Net Increase in Cash and Cash Equivalents	77,357	74,595
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	87,650	76,285

Eurocastle Investment Limited and Subsidiaries

Consolidated Statement of Changes in Equity

	Ordinary Shares (adjusted for share consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/(Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	—	—	—	(98)	58,929
Effect of adopting IFRS 2	—	—	200	—	—	—	200
Costs related to issuance of shares on IPO	—	(200)	—	—	—	—	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	—	—	(98)	58,929
Second capital call on existing shares	—	59,288	—	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	—	79,200
Effect of adoption of IFRS 2 — fair value of share options	—	—	200	—	—	—	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	—	(4,433)	—	—	—	—	(4,433)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	—	72
Net unrealised loss on available for sale securities	—	—	—	(609)	—	—	(609)
Net profit	—	—	—	—	—	3,786	3,786
At 30 June 2004 (restated) (unaudited)	18,463,670	192,954	400	(609)	—	3,688	196,433
At 1 July 2004 (restated)	18,463,670	192,954	400	(609)	—	3,688	196,433
Costs related to issuance of ordinary shares on IPO	—	(645)	—	—	—	—	(645)
Net unrealised gain on available for sale securities	—	—	—	7,213	—	—	7,213
Net unrealised gain on hedge instruments	—	—	—	—	713	—	713
Net gains not recognised in the income statement	—	—	400	6,604	713	—	7,717
Net profit for the period	—	—	—	—	—	8,245	8,245
Total income and expense for the year	—	—	400	6,604	713	12,031	19,748
Dividends paid	—	—	—	—	—	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	—	—	—	4,038	—	—	4,038
Issuance of shares — June 2005	5,740,000	99,015					99,015
Costs related to issue of shares — June 2005		(3,998)					(3,998)
Issuance of ordinary shares to Directors	6,000	108					108
Realised losses reclassified to the income statement	—	—	—	2	—	—	2
Realised gains reclassified to the income statement	—	—	—	(1,392)	—	—	(1,392)
Net unrealised loss on hedge instruments	—	—	—	—	(6,892)	—	(6,892)
Cost related to issue of options on follow on share issue		(620)	620				
Net gains not recognised in the income statement	—	—	1,020	9,252	(6,179)	—	4,093
Net profit for the period	—	—	—	—	—	13,215	13,215
Total income and expense for the period	—	—	—	2,648	(6,892)	13,215	8,971
Dividends paid and declared	—	—	—	—	—	(18,652)	(18,652)
At 30 June 2005 (unaudited)	24,209,670	286,814	1,020	9,252	(6,179)	957	291,864

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company. The principal activities of the Company include the investing in, financing and managing of European real estate securities, other European asset backed securities, and other European real estate related assets.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements." In preparing interim financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Company's consolidated interim financial statements:

IFRS 2 "Share-based payments" — Share options granted in 2003 and 2004 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.

IAS 39 Financial Instruments: Recognition and Measurement — Asset backed securities, available for sale at fair value of €289.7 million (31 December 2004: €468.0 million) and real estate loans of €14 million (31 December 2004: nil) have been pledged to third parties in sale and repurchase agreements.

In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the half year ended 30 June 2005. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 30 June 2005, the Company's subsidiaries consisted of Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has two subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affects the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property is initially recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the six months ended 30 June 2005 relates to these subsidiaries.

Foreign Currency Translation

The functional and presentation currency of the Company and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payment the Company has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

3 OTHER OPERATING EXPENSES

	Unaudited Half Year to 30 June 2005	Unaudited Half Year to 30 June 2004
	(€'000)	*(€'000)*
Professional fees	795	397
Management fees	1,449	641
Incentive fees	1,456	—
Other	400	137
	4,100	1,175

4 AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 30 June 2005.

			Gross Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
	(€'000)	*(€'000)*	*(€'000)*	*(€'000)*	*(€'000)*				
Portfolio I									
CMBS	159,288	159,197	2,002	(62)	161,137	BBB	3.96%	4.00%	3.31
Other ABS	231,583	231,761	3,492	(91)	235,162	A-	4.04%	4.04%	3.45
	390,871	390,958	5,494	(153)	396,299	BBB+	4.01%	4.02%	
Portfolio II									
CMBS	136,254	135,687	847	(107)	136,427	BBB	3.46%	3.51%	5.10
Other ABS	119,727	120,316	684	(324)	120,676	BBB	4.03%	3.94%	4.36
	255,981	256,003	1,531	(431)	257,103	BBB	3.73%	3.71%	4.75

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	(€'000)	*(€'000)*	*(€'000)*	*(€'000)*	*(€'000)*				
Portfolio III									
CMBS	116,563	116,782	1,199	(136)	117,845	BBB-	4.31%	4.33%	4.24
Other ABS	106,547	105,894	1,754	(241)	107,407	BBB	4.08%	4.37%	2.94
	223,110	222,676	2,953	(377)	225,252	BBB	4.20%	4.34%	3.62
Total Portfolio	869,962	869,637	9,978	(961)	878,654	BBB	3.98%	4.01%	3.85
Other Securities									
CMBS	156,460	155,538	429	(249)	155,718	BBB+	3.47%	3.55%	2.36
Other ABS	42,993	43,140	155	(100)	43,195	A+	3.18%	3.12%	3.71
	199,453	198,678	584	(349)	198,913	A-	3.41%	3.46%	2.65
	1,069,415	1,068,315	10,562	(1,310)	1,077,567	BBB+	3.87%	3.91%	3.63
Short-Term Investments									
Certificate of deposit	103,600	103,600	—	—	103,600	A-1+	n/a	1.97%	0.1
Total	1,173,015	1,171,915	10,562	(1,310)	1,181,167				
Restricted Cash					32,218				
Total Asset Backed Securities (including cash to be invested) (unaudited)					1,213,385				

Note:

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 8).

Asset backed securities, available for sale at fair value of €289.7 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	Unaudited 30 June 2005	31 December 2004
	(€'000)	*(€'000)*
Asset backed securities, available for sale (includes cash to be invested)	923,682	796,522
Asset backed securities pledged under repurchase agreements	289,703	467,962
Total asset backed securities	1,213,385	1,264,484

Cumulative net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	Unaudited 30 June 2005	31 December 2004
	(€'000)	*(€'000)*
Unrealised gains on available-for-sale securities	10,562	7,833
Unrealised losses on available-for-sale securities	(1,310)	(1,229)
Unrealised (loss)/gain on hedge instruments (Note 14)	(6,179)	713
	3,073	7,317

5 REAL ESTATE LOANS

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	(€'000)	*(€'000)*	*(€'000)*	*(€'000)*	*(€'000)*				
Real estate loans	47,485	47,239	—	—	47,239	(1)	6.82%	8.27%	3.91

Note:

(1) Included in real estate loans are loans with a total current face amount of €24.2 million and with an average rating of BB- from Standard and Poors.

Real estate loans with a carrying value of €14.07 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these loans have been reclassified as pledged assets as follows:

	Unaudited 30 June 2005	31 December 2004
	(€'000)	*(€'000)*
Real estate loans	33,170	21,938
Real estate loans pledged under repurchase agreements	14,069	—
Total real estate loans	47,239	21,938

6 OTHER ASSETS

	Unaudited 30 June 2005	31 December 2004
	(€'000)	*(€'000)*
Interest receivable	11,379	7,800
Rent receivable	702	344
Deferred financing costs	—	217
Prepaid insurance	36	227
Derivative assets	76	990
Unsettled security transactions	417	—
Other assets	308	—
	12,918	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

7 INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Land & Buildings	Leasehold Property	Total
	EUR '000 (unaudited)		
At 1 January 2005	303,480	15,034	318,514
Additions	404	20	424
Increase in fair value	446	67	513
At 30 June 2005	304,330	15,121	319,451

The property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52 per cent. of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.0 years.

Fair values of the investment properties have been assessed by the company based on a valuation carried out by external valuers.

8 BONDS PAYABLE

CDO Bonds

As at 30 June 2005 (unaudited)

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
		(€'000)	*(€'000)*		
A,B and C Notes	AAA/AA/A	799,058	789,563	2.63%	8.6

As at 31 December 2004

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
		(€'000)	*(€'000)*		
A and B Notes	AAA/AA	351,000	347,877	2.78%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9 BANK BORROWINGS

The bank borrowings comprises of:

		Unaudited 30 June 2005	31 December 2004
		(€'000)	*(€'000)*
Warehouse borrowing	(Note 9.1)	—	350,843
Term finance	(Note 9.2)	244,004	244,006
Revolving credit facility	(Note 9.3)	—	14,000
		244,004	608,849

Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Company used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of the credit facility provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia,* all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.1 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18 per cent. p.a, payable quarterly.

Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the

Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5 per cent. p.a., while on undrawn amounts it is 0.5 per cent. p.a. The facility was increased to €50 million on 26 May 2005.

10 REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €303.8 million and 2.33 per cent., respectively at 30 June 2005.

11 TRADE AND OTHER PAYABLES

	Unaudited 30 June 2005	31 December 2004
	(€'000)	*(€'000)*
Security deposit	5,006	5,000
Unsettled security purchases	20,336	254,051
Interest payable	6,551	2,283
Accrued expenses	3,393	2,264
Due to affiliates — Manager	1,971	237
Derivative liabilities	6,179	—
Finance & operating lease payable	2,886	2,925
Other payables	134	127
	46,456	266,887

12 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Unaudited Six Months Ended 30 June 2005	Unaudited Six Months Ended 30 June 2004
Weighted average number of ordinary shares, outstanding basic	18,529,515	11,930,263
Dilutive effect of ordinary share options	724,450	25,352
Weighted average number of ordinary shares outstanding, diluted	19,253,965	11,955,615

13 SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

14 HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Company are as follows:

	Unaudited 30 June 2005	31 December 2004
	(€'000)	*(€'000)*
Nominal amount	210,000	210,000
Pay rate	3.47%	3.47%
Receive rate	3 Month Euribor	3 Month Euribor
Remaining life	7.8 years	8.3 years
Fair value of swaps (liabilities)/assets	(6,179)	713

15 SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10 per cent. of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

16 DIVIDENDS PAID & DECLARED

	Unaudited Six months ended 30 June 2005
	(€'000)
Paid during the 6 months ended 30 June 2005:	
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
First quarter dividend for 2005: €0.33 (2004: nil)	6,095
	12,188
Second quarter dividend declared on 14 June 2005: €0.35 (2004: nil)	6,464

17 SUBSEQUENT EVENTS

Subsequent to the half year end, the Company invested approximately €184 million in assets backed by a portfolio of commercial properties under long-term leases with the Italian government. Consistent with the Company's policy of match funding, this investment has been term financed on a fixed rate basis. In addition, the Company has established a €400 million three year extendable revolving credit facility under which €168.7 million of assets are currently financed.

PART XI

UNAUDITED RESULTS FOR THE NINE MONTH PERIOD ENDED 30 SEPTEMBER 2005

The financial information set out below has been extracted, without material adjustment, from the unaudited results for the Company for the nine-month period ended 30 September 2005. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

EUROCASTLE INVESTMENT LIMITED

Financial Report for the nine months ended 30 September 2005

Nine Months 2005 Highlights

- Share offer completed in June 2005, raising net proceeds of €95 million
- Increased dividend by 12.1% from €0.33 per share in Q1 to €0.37 per share in Q3
- Completed two further non-recourse term financings for target real estate debt portfolios of £200 million and €400 million
- Net profit after taxation of €29.6 million for the nine months, or €1.39 per diluted share
- Funds from operations ("FFO") of €22.0 million for the nine months, or €1.04 per diluted share
- FFO return on average invested capital was 12.7%

Third Quarter 2005 Highlights

- Total assets amounted to €1,927.7 million at the quarter end
- Equity book value total of €306.2 million, or €12.65 per share
- Net profit after taxation of €16.4 million for the quarter, or €0.65 per diluted share
- FFO of €9.3 million, or €0.37 per diluted share
- Third quarter dividend of €0.37 per share, to be paid on 11 November 2005
- FFO return on average invested capital during the quarter was 12.5%

Selected Financial Data

(amounts in €'000, except share data and supplemental data) Operating Data	Three Months Ended 30 September 2005	Nine Months Ended 30 September 2005	Nine Months Ended 30 September 2004
Net profit after taxation	16,352	29,567	6,970
Earnings per diluted share	0.65	1.39	0.49
FFO	9,298	22,000	6,970
FFO per diluted share	0.37	1.04	0.49
Weighted average number of shares outstanding, diluted	25,046,485	21,206,023	14,302,043

	As of 30 September 2005	As of 31 December 2004
Balance Sheet Data		
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,203,752	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	99,632	21,938
Investment property	398,042	318,514
Real estate fund units	181,992	—
Cash and cash equivalents	17,500	10,293
Total assets	1,927,734	1,627,619
Debt obligations	1,550,281	1,154,310
Shareholders' equity	306,237	206,420

Reconciliation of Funds from Operations (FFO) to net profit after taxation

	Three Months Ended 30 September 2005	Nine Months Ended 30 September 2005	Nine Months Ended 30 September 2004
Net profit after taxation	16,352	29,567	6,970
Decrease/(increase) in fair value of investment properties	68	(445)	—
Increase in fair value of real estate fund units	(7,122)	(7,122)	—
Funds from operations (FFO)	9,298	22,000	6,970

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties and mark to market fluctuations in real estate fund units. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data

	As of 30 September 2005	As of 31 December 2004
Total debt investments (excluding restricted cash)	1,278,683	1,023,218
Weighted average asset yield	4.06%*	4.18%
Weighted average liability cost	2.72%	2.73%
Weighted average net spread	1.34%	1.45%
Weighted average credit rating	BBB+	BBB+
Weighted average asset credit spread (above Euribor)	1.95%*	1.99%
Percentage investment grade of securities portfolio	92%	93%
Number of securities and loans	106	87

* *includes assets and liabilities referenced under a total return swap*

Supplemental Total Credit Leased Real Estate Data

	As of 30 September 2005	As of 31 December 2004
Investment properties at fair value	398,042	318,514
Real estate fund units	181,992	—
Total investment in credit leased real estate assets	580,034	318,514
Weighted average asset yield	7.99%	7.10%
Weighted average liability cost	4.78%	4.56%
Weighted average net spread	3.21%	2.54%

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CHAIRMAN'S STATEMENT

Overview

Eurocastle Investment Limited (LSE: ECT) reports net profit after taxation for the quarter ended 30 September 2005 of €16.4 million, or €0.65 per diluted share, as compared to €3.2 million, or €0.17 per diluted share, for the third quarter of 2004. The Company also reports net profit after taxation for the nine months ended 30 September 2005 of €29.6 million, or €1.39 per diluted share, as compared to €7.0 million, or €0.49 per diluted share, for the first nine months of 2004. Funds from operations (or FFO) amounted to €22.0 million and €9.3 million, respectively, for the nine months and quarter ended 30 September 2005. This amount excludes a €7 million increase in the fair value of the Company's credit-leased real estate classified as investment properties and real estate fund units. Eurocastle generated an FFO return on average invested common equity of 12.5% for the quarter, and 12.7% for the nine months, ended 30 September 2005. As of 30 September 2005, the Company's shareholders' equity was €306.2 million or €12.65 per outstanding share, as compared to €203.3 million, or €11.01 per outstanding share, as of 30 September 2004.

Eurocastle's core business strategy is to invest in and manage a diverse portfolio consisting primarily of European credit-leased real estate and European real estate related debt. Based on current opportunities, we see the increased emphasis on investment in the credit-leased real estate side of our business continuing. The Company's objective is to deliver stable and growing dividends and attractive risk-adjusted returns to shareholders by optimizing the difference between the yield on investments and the cost of financing these investments. Since Eurocastle's IPO in June 2004, the Company's annualized dividend to shareholders has increased by approximately 23% from €1.20 to €1.48 per share.

Eurocastle was very active on the investment side during the third quarter and has built a strong pipeline of accretive investments for the near term. Substantially all of the proceeds from Eurocastle's equity capital raise in June 2005 have been invested or committed to investment. Accordingly, Eurocastle expects to be back shortly to raise additional capital.

Third Quarter 2005 Dividend

Eurocastle aims to pay out substantially all of its funds from operations in the form of quarterly dividends to shareholders. On 18 October 2005, the Board of Directors declared a dividend of €0.37 per share for the quarter ended 30 September, an increase of €0.02 per share from the prior quarter. The record date for this increased dividend was 28 October 2005 and the payment date is 11 November 2005.

Investment Activity

Credit-Leased Real Estate Investment Portfolio

Eurocastle has made significant progress in growing its European credit-leased real estate investment portfolio, which comprises investment properties and real estate fund units. During the third quarter, the Company purchased approximately €254 million of credit leased real estate investments in Germany and Italy. These purchases, which are described below, brought directly or indirectly Eurocastle's total credit-leased real estate investments to €580 million at 30 September 2005, or 31% of the Company's total investment portfolio.

i) Investment Properties

During the third quarter, the Company purchased 30 recently developed German retail stores for approximately €79 million. The stores are well-located throughout Germany and are leased on a long-term basis to a number of leading German grocery retailers. In addition, Eurocastle has agreed to acquire or received letters of intent from vendors to sell 47 other German retail properties for approximately €134 million. These transactions are expected to close in the fourth quarter 2005, increasing Eurocastle's credit-leased real estate investment portfolio to approximately €700 million.

ii) Real Estate Fund Units

In July 2005, Eurocastle purchased a €175 million interest (net of accrued income) in a real estate investment fund that owns a portfolio of 394 properties in Italy. The properties are 100% occupied under long-term lease agreements with Italian government agencies.

Real Estate Debt Portfolio

In the nine months ended 30 September 2005, Eurocastle purchased approximately €391 million of real estate related securities and €77 million of real estate related loans, with approximately €240 million in face amount of real estate related securities and real estate loans having been purchased during the quarter ended 30 September 2005. The securities purchased during the quarter had an average credit rating of BBB and an average credit spread above Euribor of 1.15%. Purchases of CMBS in the third quarter amounted to €66.6 million, with an average spread of 1.19% and average rating of BBB. RMBS purchases in the third quarter amounted to €84.0 million, with an average spread of 0.87% and average rating of BBB+. Other ABS purchases in the third quarter amounted to €35.5 million, with an average spread of 1.78% and average rating of BB+. Real estate related loans purchased amounted to €53.5 million with an average spread of 2.66%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the third quarter was €155.7 million, raising the amount of these investments from €1.1 billion at the last quarter end to approximately €1.3 billion at 30 September 2005, an increase of approximately 14%.

The European real estate debt markets remain strong with record-level new issuances. The Company expects this growth to continue to provide significant accretive investment opportunities in real estate related debt. Attractive opportunities to invest in the B-Note and mezzanine loan markets are increasing as this market expands in Europe and we were able to grow the portfolio of these loans by 111% in the third quarter. Eurocastle has developed a robust pipeline of these securities and loan investments for the near term.

Capital Markets

During the second quarter, Eurocastle successfully completed a public offering of 5,740,000 shares resulting in gross proceeds to the Company of approximately €99 million (net proceeds €95 million).

On 14 July 2005, Eurocastle established a €400 million three year extendable revolving credit facility. This facility was used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is being used to acquire further real estate debt. At 30 September 2005, approximately €161.9 million had been drawn under this facility.

During the third quarter, Eurocastle financed its credit-leased real estate investment purchases with fixed rate term loans, which has eliminated exposure to increased interest rates. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Investment Portfolio

Credit-Leased Real Estate Investment Portfolio

As of 30 September 2005, Eurocastle owned an approximately €580 million portfolio of credit-leased real estate investments, comprising investment properties of €398 million and real estate fund units of €182 million. This portfolio represents 30% of the Company's total assets.

i) Investment Properties

The credit-leased real estate portfolio included €318 million of German bank properties purchased in December 2004 and €80 million of German retail stores. The German bank investment consists of 96 properties, or approximately 295,000 square meters of office space, which is leased primarily to Deutsche Bank for an average of 6.4 years. Since acquiring the portfolio in December 2004, Eurocastle has added 16 new leases, bringing the total occupancy of this portfolio to approximately 76%. The Company also owns 30 recently developed German retail properties. These properties are located in popular sites throughout Germany and are leased to some of the country's largest grocery retailers for an average term of approximately 11 years.

ii) Real Estate Fund Units

Eurocastle has a €182 million interest in a real estate investment fund that owns a portfolio of 394 Italian properties. The properties are let to Italian government agencies. The original term of the lease agreement is 9 years, automatically renewable for a further 9 years. The properties have a total occupancy of 100%.

Real Estate Debt Portfolio

As of 30 September 2005, Eurocastle's total real estate debt portfolio of approximately €1.3 billion, which represents approximately 68% of the Company's total assets, included €604.8 million of CMBS, €574.2 million of other asset backed securities, €99.6 million of loans and €24.7 million of cash held pending investment in additional real estate related debt. The real estate debt portfolio is well diversified with 106 securities and loans and an average life of approximately 4.06 years; approximately 96% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 52% in the UK, 13% in Italy, 13% in Germany, 11% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB+ and approximately 92% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.95% as of 30 September 2005.

Eurocastle's real estate debt portfolio has continued to perform well. As of 30 September 2005, none of the Company's securities or loans have defaulted, and there have been no principal losses to date. Eurocastle continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

About Eurocastle

Eurocastle Investment Limited is a Euro-denominated Guernsey closed-end investment company listed on the London Stock Exchange as a property investment company. The Company invests in and manages a diverse portfolio consisting primarily of European credit-leased real estate and real estate related debt. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management. For more information regarding Eurocastle and to be added to our email distribution list, please visit www.eurocastleinv.com.

Conference Call

Management will conduct a conference call on Wednesday, 2 November 2005 to review the Company's financial results for the quarter ended 30 September 2005. The conference call is scheduled for 1:00 P.M. London time (8:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialing +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Third Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 18 November 2005 by dialing +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "1596968."

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have been instructed by the Company to review the financial information for the nine months ended 30 September 2005 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Equity and the related notes 1 to 18. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the United Kingdom Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the nine months ended 30 September 2005.

Ernst & Young LLP
London

01 November 2005

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Three Months Ended 30 September 2005	Unaudited Nine Months Ended 30 September 2005	Unaudited Three Months Ended 30 September 2004	Unaudited Nine Months Ended 30 September 2004
		€'000	€'000	€'000	€'000
Operating income					
Interest income		16,970	47,408	9,020	11,784
Rental income		6,408	19,063	—	—
Unrealised gain on securities portfolio contract		—	—	84	4,140
Real estate fund unit interest income		3,607	3,607	—	—
Realised gain on disposal of available-for-sale securities		380	2,233	—	—
Realised gain on disposal of investment properties		731	731	—	—
(Decrease)/Increase in fair value of investment properties		(68)	445	—	—
Increase in fair value of real estate fund unit		7,122	7,122	—	—
Increase in fair value of total return swap		428	428	—	—
Total operating income		35,578	81,037	9,104	15,924
Operating expenses					
Interest expense		14,876	40,371	4,512	6,320
Losses on foreign currency contracts/ currency translation		314	1,473	230	280
Property expenses		917	2,120	—	—
Other operating expenses	3	2,529	6,629	1,179	2,354
Total operating expenses		18,636	50,593	5,921	8,954
Profit on ordinary activities before taxation		16,942	30,444	3,183	6,970
Taxation expense	4	590	877	—	—
Net profit after taxation		16,352	29,567	3,183	6,970
Earnings per ordinary share (adjusted for share consolidation)					
Basic	14	0.68	1.45	0.17	0.49
Diluted	14	0.65	1.39	0.17	0.49
Weighted average ordinary shares outstanding (adjusted for share consolidation)					
Basic	15	24,209,670	20,443,707	18,463,670	14,140,801
Diluted	15	25,046,485	21,206,023	18,943,733	14,302,043

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 September 2005	31 December 2004
		€'000	€'000
Assets			
Cash and cash equivalents		17,500	10,293
Restricted cash		1,879	2,812
Asset backed securities, available-for- sale (includes cash to be invested)	5	1,143,354	796,522
Asset backed securities pledged under repurchase agreements	5	60,398	467,962
Real estate related loans	6	63,328	21,938
Real estate related loans pledged under repurchase agreements	6	36,304	—
Real estate fund units	8	181,992	—
Investment property	9	398,042	318,514
Other assets	7	24,937	9,578
Total assets		1,927,734	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 30 September 2005	15	286,814	192,309
Net unrealised gain on available-for-sale securities	5	7,070	6,604
Hedging reserve	5,16	(5,976)	713
Accumulated profit		17,309	6,394
Other reserves	15	1,020	400
Total equity		306,237	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	10	863,055	347,877
Bank borrowings	11	602,463	608,849
Repurchase agreements	12	84,763	197,584
Taxation payable	4	877	—
Trade and other payables	13	70,337	266,887
Total liabilities		1,621,495	1,421,197
Total equity and liabilities		1,927,734	1,627,619

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Nine Months to 30 September 2005	Unaudited Nine Months to 30 September 2004
	€'000	€'000
Cash Flows From Operating Activities		
Net profit before taxation	30,444	6,970
Adjustments for:		
Gain on disposal of investment properties	(731)	—
Unrealised (gain)/loss on foreign currency contracts	(106)	(918)
Accretion of discounts on securities	(3,561)	(480)
Amortisation of borrowing costs	(382)	121
Gain on disposal of available-for-sale securities	(2,233)	—
Shares granted to Directors	108	72
Gain on revaluation of real estate fund units	(7,122)	—
Revaluation (gain) on investment properties	(445)	—
Net change in operating assets and liabilities:		
Decrease/(Increase) in restricted cash	933	(2,273)
Increase in other assets	(15,966)	(5,591)
Increase in trade and other payables	51,525	10,930
Net cash flows used in operating activities	52,464	8,831
Cash Flows From Investing Activities		
Securities portfolio contract deposit	—	(59,000)
Repayment of securities portfolio contract deposit	—	119,388
Repayment of security principal	—	9,106
Additions to investment property	(79,542)	—
Proceeds from disposal of investment property	1,190	—
Acquisition of real estate fund units	(174,870)	—
Net purchase of available-for-sale securities/loans	(392,494)	(866,044)
Proceeds from sale of available-for-sale-securities	127,741	—
Net cash flows used in investing activities	(517,975)	(796,550)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(3,998)	(4,745)
Proceeds from issuance of bonds	520,083	351,000
Costs related to issuance of bonds	(4,523)	(3,342)
Borrowings under repurchase agreements	(112,821)	146,683
Repayments under warehouse borrowing facility	(350,843)	159,564
Net movement of bank borrowings	344,457	—
Dividends paid to shareholders	(18,652)	—
Net cash flows from financing activities	472,718	787,648
Net Increase/(Decrease) in Cash and Cash Equivalents	7,207	(71)
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	17,500	1,619

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/(Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	—	—	—	(98)	58,929
Effect of adopting IFRS 2	—	—	200	—	—	—	200
Costs related to issuance of shares on IPO	—	(200)	—	—	—	—	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	—	—	(98)	58,929
Second capital call on existing shares	—	59,288	—	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	—	79,200
Effect of adoption of IFRS 2 — fair value of share options	—	—	200	—	—	—	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	—	(4,945)	—	—	—	—	(4,945)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	—	72
Net unrealised loss on available for sale securities	—	—	—	3,601	—	—	3,601
Net profit	—	—	—	—	—	6,970	6,970
At 30 September 2004 (restated) (unaudited)	18,463,670	192,442	400	3,601	—	6,872	203,315
At 1 October 2004 (restated)	18,463,670	192,442	400	3,601	—	6,872	203,315
Costs related to issuance of ordinary shares on IPO	—	(133)	—	—	—	—	(133)
Net unrealised gain on available for sale securities	—	—	—	3,003	—	—	3,003
Net unrealised gain on hedge instruments	—	—	—	—	713	—	713
Net gains not recognised in the income statement	-	—	400	6,604	713	—	7,717
Net profit for the period	—	—	—	—	—	5,159	5,159
Total income and expense for the year	-	—	400	6,604	713	12,031	19,748
Dividends paid	—	—	—	—	—	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sal e securities	—	—	—	2,247	—	—	2,247
Issuance of shares — June 2005	5,740,000	99,015	—	—	—	—	99,015
Costs related to issue of shares — June 2005	—	(3,998)	—	—	—	—	(3,998)
Issuance of ordinary shares to Directors	6,000	108	—	—	—	—	108
Realised losses reclassified to the income statement	—	—	—	2	—	—	2
Realised gains reclassified to the income statement	—	—	—	(1,783)	—	—	(1,783)
Net unrealised loss on hedge instruments	—	—	—	—	(6,689)	—	(6,689)
Cost related to issue of options on follow on share issue	—	(620)	620	—	—	—	—
Net gains not recognised in the income statement	-	—	1,020	7,070	(5,976)	—	2,114
Net profit for the period	—	—	—	—	—	29,567	29,567
Total income and expense for the period	-	—	—	466	(6,689)	29,567	23,344
Dividends paid and declared	—	—	—	—	—	(18,652)	(18,652)
At 30 September 2005 (unaudited)	24,209,670	286,814	1,020	7,070	(5,976)	17,309	306,237

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on the London Stock Exchange as a property investment company. The principal activities of the Company include the investing in, financing and managing of European real estate securities, other European asset backed securities, and other European real estate related assets.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements." In preparing interim financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Company's consolidated interim financial statements:

IFRS 2 "Share-based payments" — Share options granted in 2003 and 2004 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.

IAS 39 Financial Instruments: Recognition and Measurement — Asset backed securities, available for sale at fair value of €60 million (31 December 2004: €468.0 million) and real estate loans of €36 million (31 December 2004: nil) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the nine months ended 30 September 2005. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 30 September 2005, the Company's subsidiaries consisted of Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II, CDO III and CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its German bank branch and office portfolio of investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as sociétés à responsabilité limitée. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Eurocastle acquired retail property in Germany through two German partnerships Bastion Gmbh & Co. KG ("Bastion") and Belfry Gmbh & Co. KG ("Belfry"). These two partnerships hold 9 and 21 assets respectively as at 30 September 2005. Each of the two German partnerships are 100% owned by two Luxembourg limited partners set up as sociétés à responsabilité limitée (Sàrl), each such pair being held fully by a further Luxembourg Sàrl, which in turn is 100% owned by Eurocastle's principal direct real estate holding entity, Luxgate Sàrl, a subsidiary of Eurocastle Investment Limited.

Eurocastle's investment in real estate fund units are held by Finial Sàrl, a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts, total return swaps, real estate fund units and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in the fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken

through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property is initially recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognized in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are

subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the nine months ended 30 September 2005 relates to these subsidiaries.

The German subsidiaries Bastion GmbH & Co KG and Belfry GmbH & Co KG are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the nine months ended 30 September 2005.

Foreign Currency Translation

The functional and presentation currency of the Company and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payment the Company has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

3. OTHER OPERATING EXPENSES

	Unaudited Three Months to 30 September 2005	Unaudited Nine Months to 30 September 2005	Unaudited Three Months to 30 September 2004	Unaudited Nine Months to 30 September 2004
	€'000	€'000	€'000	€'000
Professional fees	353	1,149	217	614
Management fees	1,088	2,537	729	1,370
Incentive fees	1,008	2,463	—	—
Other	80	480	233	370
	2,529	6,629	1,179	2,354

4. TAXATION EXPENSE

The taxation expense for the nine months ended 30 September 2005 relates to the Company's German subsidiary companies as described in Note 2. The tax charge on Longwave and Shortwave is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses, and includes tax on the gain arising from the disposal of a property during the period. Bastion and Belfry are subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the nine months ended 30 September 2005.

5. AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 30 September 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	161,781	161,671	1,992	(36)	163,627	BBB	3.95%	3.99%	3.45
Other ABS	230,319	230,706	2,955	(147)	233,514	BBB+	4.04%	4.07%	3.75
	392,100	392,377	4,947	(183)	397,141	BBB+	4.00%	4.04%	3.63
Portfolio II									
CMBS	132,185	132,009	578	(476)	132,111	BBB	3.58%	3.63%	5.21
Other ABS	145,198	145,541	509	(454)	145,596	BBB	3.54%	3.49%	5.17
	277,383	277,550	1,087	(930)	277,707	BBB	3.56%	3.56%	5.19
Portfolio III									
CMBS	128,135	128,249	975	(163)	129,061	BBB-	4.20%	4.20%	4.78
Other ABS	152,913	152,715	1,267	(169)	153,813	BBB+	3.89%	4.08%	3.50
	281,048	280,964	2,242	(332)	282,874	BBB	4.03%	4.14%	4.08
Portfolio IV									
CMBS	120,249	119,374	290	(58)	119,606	BBB+	3.78%	3.99%	4.10
Other ABS	41,173	41,295	146	(116)	41,325	BBB	3.62%	3.52%	6.09
	161,422	160,669	436	(174)	160,931	BBB+	3.74%	3.87%	4.61
Total Portfolio	1,111,953	1,111,560	8,712	(1,619)	1,118,653	BBB	3.86%	3.92%	4.27
Other Securities									
CMBS	60,493	60,421	82	(105)	60,398	AA	2.63%	2.78%	0.11
Other ABS	—	—	—	—	—	—	—	—	
	60,493	60,421	82	(105)	60,398	AA	2.63%	2.78%	0.11
	1,172,446	1,171,981	8,794	(1,724)	1,179,051	BBB+	3.80%	3.86%	4.06
Restricted Cash — Cash to be Invested					24,701				
Total Asset Backed Securities (including cash to be invested) (unaudited)					1,203,752				

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 10).

Asset backed securities, available for sale at fair value of €60.4 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	Unaudited 30 September 2005	31 December 2004
	€'000	€'000
Asset backed securities, available for sale (includes cash to be invested)	1,143,354	796,522
Asset backed securities pledged under repurchase agreements	60,398	467,962
Total asset backed securities	1,203,752	1,264,484

Cumulative net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	Unaudited 30 September 2005	31 December 2004
	€'000	€'000
Unrealised gains on available-for-sale securities	8,794	7,833
Unrealised losses on available-for-sale securities	(1,724)	(1,229)
Unrealised (loss)/gain on hedge instruments (Note 16)	(5,976)	713
	1,094	7,317

6. REAL ESTATE LOANS

			Gross Unrealised			Weighted Average			
	Current Face Amount	Amortised Cost Basis	Gains	Losses	Carrying Value	S&P Rating	Coupon	Yield	Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Real estate loans	100,165	99,632	—	—	99,632	*	5.66%	5.70%	4.03

* Included in real estate loans are loans with a total current face amount of €39.8 million and with an average rating of BB from Standard and Poors.

Real estate loans with a carrying value of €36.3 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these loans have been reclassified as pledged assets as follows:

	Unaudited 30 September 2005	31 December 2004
	€'000	€'000
Real estate loans	63,328	21,938
Real estate loans pledged under repurchase agreements	36,304	—
Total real estate loans	99,632	21,938

7. OTHER ASSETS

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Interest receivable	12,210	7,800
Rent receivable	583	344
Deferred financing costs	—	217
Prepaid expenses	396	227
Derivative assets	106	990
Unsettled security transactions	1,990	—
Fair value of total return swap (note 7.1)	428	—
Collateral deposit — total return swap	8,066	—
Other assets	1,158	—
	24,937	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

7.1 Total Return Swap

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50%) and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average — "SONIA") on the notional amount plus any negative change in value amounts from such loan. The contract has been recorded as a Derivative Asset and is treated as a trading asset that is not designated as an Effective Hedging Instrument for accounting purposes and is therefore marked to market through profit and loss. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the referenced term loan.

8. REAL ESTATE FUND UNITS

In July 2005, the Company purchased an €184 million interest in 1,450 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio, with a 12 month prior notice. The properties have a total occupancy of 100%.

	EUR '000
	(unaudited)
At 30 September 2005	—
Purchase of real estate fund units	184,150
Less unit distribution	(9,280)
Increase in fair value	7,122
At 1 January 2005	181,992

9. INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Land & Buildings	Leasehold Property	Total
		EUR '000 (unaudited)	
At 1 January 2005	303,480	15,034	318,514
Additions	79,542	—	79,542
Disposals	(459)	—	(459)
Increase in fair value	389	56	445
At 30 September 2005	382,952	15,090	398,042

The Company acquired 30 retail properties in the August and September 2005 at a cost of €79 million. These assets are located mainly in medium sized regional towns in southern Germany and are 85% occupied

by national retailers on long term leases. The retail portfolio has a weighted average unexpired lease term of 10.9 years. The existing office portfolio consists of 96 office and banking hall assets located throughout metropolitan and regional Germany, predominantly in western Germany. The office portfolio was acquired from Deutsche Bank, which remains the largest tenant, occupying approximately 52% of the portfolio by area.

In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the Consolidated Income Statement. Fair values for the properties acquired during the period have been assessed by the company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value have been brought to account in the current period. These values are supported by reference to comparable transactions in the market.

Investment properties have been valued at fair value and are determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. These values are supported by an independent valuation.

The value of investment property incorporates five properties which are considered finance or operating leases. As the Company has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under the IAS 17 and IAS 40. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in the balance sheet.

During the quarter the Company disposed of a small parcel of land in the office portfolio to the occupying tenant realising a profit on sale before tax of €0.7 million.

10. BONDS PAYABLE

CDO Bonds

As at 30 September 2005 (unaudited)

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A, B and C Notes	AAA/AA/A	872,257	863,055	2.70%	8.5

As at 31 December 2004

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A and B Notes	AAA/AA	351,000	347,877	2.78%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

11. BANK BORROWINGS

The bank borrowings comprises of:

		Unaudited 30 September 2005	31 December 2004
		(€'000)	*(€'000)*
Warehouse borrowing	(Note 11.1)	—	350,843
Term finance	(Note 11.2)	592,067	244,006
Revolving credit facility	(Note 11.3)	—	14,000
Other short term financing	(Note 11.4)	10,396	—
		602,463	608,849

11.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Company used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of the credit facility provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

11.2 Term Financing

Real Estate Debt

On 14 July 2005, the Company through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank in order to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Company is required to make to support the portfolio from time to time. The facility is secured over, inter alia, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model. As at 30 September 2005, €169 million had been drawn under the facility at an interest rate of Euribor + 0.46% p.a.

Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, all the real estate purchased as well as over rental streams and bank accounts. The remaining term of the facility is 7.8 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18% p.a, payable quarterly.

On 17 August 2005, in order to finance the Belfry Portfolio, the Company entered into a non-recourse €56.2 million ten year loan facility. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. The loan is a fixed rate loan at 10 year Euribor swap rate plus a margin of 1.40%, payable quarterly.

On 30 September 2005, in order to finance the Bastion Portfolio, the Company entered into a non-recourse €26.5 million seven year loan facility. The facility is secured in the customary manner for German real estate lending, granting security over, inter alia, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. The interest rate on the loan is Euribor + 1.20%, payable quarterly.

Real Estate Fund Units

On 22 July 2005, the Company entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, inter alia, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Company acquired a further 50 Class A Units through the same facility.

11.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on

drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

11.4 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Company entered into a full recourse €11.3 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%. The loan bears a rate of Euribor + 1.85%.

12. REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €84.8 million and 2.60%, respectively at 30 September 2005.

13. TRADE AND OTHER PAYABLES

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Security deposit	5,086	5,000
Unsettled security purchases	41,435	254,051
Interest payable	3,900	2,283
Due to affiliates — Manager	2,814	237
Derivative liabilities	5,976	—
Finance & operating lease payable	2,886	2,925
Accrued expenses & other payables	8,240	2,391
	70,337	266,887

14. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Unaudited Nine Months Ended 30 September 2005	Unaudited Nine Months Ended 30 September 2004
Weighted average number of ordinary shares, outstanding basic	20,443,707	14,140,801
Dilutive effect of ordinary share options	762,316	161,242
Weighted average number of ordinary shares outstanding, diluted	21,206,023	14,302,043

15. SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

16. HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Company are as follows:

Investment Property:

	Unaudited 30 September 2005	31 December 2004
	€000	€000
Nominal amount	210,000	210,000
Pay rate	3.47%	3.47%
Receive rate	3 Month Euribor	3 Month Euribor
Remaining life	7.6 years	8.3 years
Fair value of swaps (liabilities)/assets	(4,835)	713

Real Estate Fund Units:

	Unaudited 30 September 2005	31 December 2004
	€000	€000
Nominal amount	117,813	—
Pay rate	3.45%	—
Receive rate	3 Month Euribor	—
Remaining life	11.3 years	—
Fair value of swaps liabilities	(1,141)	—

17. SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in

raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

18. DIVIDENDS PAID & DECLARED

	Unaudited Nine months Ended 30 September 2005
	€000
Paid during the 9 months ended 30 September 2005:	18,652
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
First quarter dividend for 2005: €0.33 (2004: nil)	6,095
Second quarter dividend for 2005: €0.35 (2004: nil)	6,464
	18,652
Third quarter dividend declared on 20 October 2005: €0.37 (2004: nil)	8,958

PART XII

VALUATION REPORTS FOR INVESTMENTS DIRECTLY IN REAL ESTATE

Part I: Valuation Report relating to the Initial Real Estate Portfolio

Estimate of Market Value
in accordance with the definition and guidance
as settled by the Royal Institution of Chartered Surveyors
of

The Direct Investment Portfolio:
110 Property Portfolio, Multiple Locations, Germany

Effective Dates of Appraisal

Valuation date	**31 May 2005**
Date of completion of this report:	**8 June 2005**

Clients

Eurocastle Investment Limited
Arnold House
St. Julian's Avenue
St. Peter Port
Guernsey GY1 3NF

Morgan Stanley & Co. International Limited
25 Cabot Square Canary Wharf Floor 05
London, E14 4QA

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Prepared by

Cushman & Wakefield Healey & Baker
Chartered Surveyors
Westhafenplatz 6
60327 Frankfurt am Main

Date of Issue

15 June 2005

Signed Copy No. -/-

1 Instructions

1.1 In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 23 May 2005, we have prepared valuations for the freehold and heritable building rights properties listed in the attached Schedule (the "Properties"). We have inspected the Properties and made relevant enquiries (subject to the provisions set out in section 8.7 below) in order to provide our opinion of Market Value (as detailed below) of the Properties as at 31 May 2005 (the "Valuation Date") subject to and with the benefit of various occupational leases.

1.2 This Valuation Report has been prepared for the purpose of inclusion in the Listing Particulars to be published by the Company (the "Listing Particulars") in connection with the proposed global offer of ordinary shares by the Company (the "Global Offer") and admission of the Company's ordinary shares to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission").

2 The Properties

2.1 The Properties we have valued are listed in the Schedule attached to this Valuation Report (Appendix 1).

2.2 The subject portfolio comprises 110 properties in total, 90.0 per cent. of which are German equivalent freehold title (99 assets), 1.8 per cent. part German equivalent freehold and part short heritable building rights (2 assets, less than 50 years unexpired), 4.6 per cent. condominium (part) ownership (5 assets), 1.8 per cent. short hereditable building rights (2 assets) and 1.8 per cent. heritable building rights (2 assets).

3 Basis of Valuation

3.1 Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book"), and in accordance with the relevant provisions of Chapter 18 of the current Listing Rules. They have been undertaken by External Valuers, as defined in the Red Book.

3.2 In accordance with the UK Listing Authority's current Listing Rules we have prepared our valuations in accordance with the RICS Appraisal and Valuation Manual (Red Book), our valuations have been prepared on the basis of Market Value, which is defined as follows:

> *"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".*

4 Valuations

4.1 On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each Property as at 31 May 2005, subject to and with the benefit of the various occupational leases or agreements to lease in accordance with German property market conventions or otherwise with vacant possession, is as stated against that Property in the Schedule.

4.2 Our valuations are exclusive of any VAT.

4.3 The aggregate of the Market Values of the Properties as at 31 May 2005 is €316,565,000.

4.4 The Market Values are subdivided between 93.7 per cent. German equivalent freehold title, 2.2 per cent. part German equivalent freehold and part short heritable building rights (less than 50 years unexpired), 1.7 per cent. condominium (part) ownership, 1.3 per cent. short heritable building rights and 1.2 per cent. long heritable building rights.

5 Special Assumptions

We have made the following special assumption in accordance with our instructions:

The leases over the Properties will benefit from a 75 per cent. tenant renewal rate.

6 Net Annual Rent Receivable

6.1 In the Schedule, we set out our estimates of the annual rent currently reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 31 May 2005. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer:

- ignoring any special receipts or deductions arising from the Property;
- excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and
- after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

6.2 In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the net annual rent receivable reflects an appropriate allowance for disbursements.

7 Estimated Net Annual Rent

7.1 The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

- a willing landlord;
- that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;
- that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;
- that no account is taken of any additional bid by a prospective tenant with a special interest;
- that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and
- that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

7.2 In the Schedule, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. Where a Property is let, we have estimated rental levels, which are commonly referred to as "net effective rents", and where a Property is currently vacant or where we have assumed the exercise of a break clause or that an existing lease at expiry will not be renewed, we have estimated rental levels adopting paragraph 7.1(e) above, which are commonly referred to as "headline rents". In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

8 Assumptions and Sources of Information

Except where we were informed otherwise or were aware from our investigations, we have made the following assumptions in accordance with our instructions:

8.1 We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. Save for Properties 106 (Gronau), 404 (Dortmund), 510 (Kassel), 902 (Bergisch-Gladbach), 1209 (Kempten), 1218 (Wurzburg) (as more particularly described in Appendix 1), we have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

Floor Areas

8.2 We have not measured all the Properties but have relied on floor area information produced by the client as being accurate and complete and in accordance with German industry standards.

Plant and Machinery

8.3 Where appropriate to the type of Property, landlords' plant and machinery such as lifts, escalators, air conditioning and other normal service installations have been treated as an integral part of each Property and are included within our valuations. Process plant and machinery, tenants' fixtures and specialist trade fittings have been excluded from our valuations.

8.4 No specialist tests have been carried out on any of the service systems and, for the purpose of our valuations, we have assumed that, except to the extent (if any) disclosed to us, all are in good working order and in compliance with any relevant statute, by-law or regulation.

Environmental Investigations, Ground Conditions and High Voltage Apparatus

8.5 We have assumed that, except to the extent (if any) disclosed to us, there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

8.6 We are informed that high voltage supply apparatus exists within, or in close proximity to some of the Properties. If required, technical information can be obtained from the local authority in so far as measurements have been completed. Public perception that higher than normal electromagnetic fields may affect health could adversely affect future marketability and value. We do not believe the market would make a discount to reflect these matters, and therefore in our valuations we have made no allowance for them.

Inspections

8.7 We have recently inspected each of the Properties. These inspections took place between December 2004 and February 2005. In accordance with our instructions for the purpose of this valuation we have performed no additional inspections on the basis that we have recently completed a previous valuation of the Properties based on site visits made to all the Properties the last of which took place on 17 February 2005.

Building Structure

8.8 We have assumed that, except to the extent (if any) disclosed to us, there are no structural issues that would affect our valuation. We have assumed that, except to the extent (if any) disclosed to us, no currently known deleterious or hazardous materials or suspect techniques have been used in the construction of the Properties.

Town Planning and Statutory Requirements

8.9 We have not made town planning enquiries.

8.10 We have assumed that, except to the extent (if any) disclosed to us, all relevant planning consents exist for the Properties and their respective present or proposed uses.

8.11 We have assumed that, except to the extent (if any) disclosed to us, all buildings currently comply, or on completion will comply, with all statutory and local authority requirements including building, fire and health and safety regulations.

8.12 We have assumed that, except to the extent (if any) disclosed to us, where original planning consents have been granted which are subject to planning agreements that these have been complied with and any payments due under these agreements have been made.

Tenure and Tenancies

8.13 We have considered the Land Register extracts as summarised by the legal due diligence reports provided to us and confirm as follows:

- where we have relied upon information provided to us by the Company, the managing agents, lawyers, building surveyors and all other relevant contacts for information, that such information is not inconsistent with the excerpts from the Land Registry in the form provided;
- we have assumed that, save as may be disclosed by the excerpts from the Land Registry, the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations; and
- we have assumed that, save as may be disclosed by the excerpts from the Land Registry, nothing would be revealed by any local search or replies to usual conveyance enquiries of Title of the Company which would materially adversely affect the Market Value of the Properties.

8.14 No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

8.15 We have not conducted credit enquiries into the financial status of any of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that, except to the extent (if any) disclosed to us, each party is capable of meeting its lease obligations and there are no material undisclosed breaches of covenant.

Repairing Obligations

8.16 We have assumed that all occupational leases are drawn up according to German market conventions whereby some repairing obligations remain the responsibility of the landlord.

9 Independence

We expect to carry out regular valuations of the Properties. The total fees, including the fee for this assignment, earned by ourselves (or other companies forming part of the same group of companies within Germany) from the addressees (or other companies forming part of the same group of companies) is less than 5 per cent. of the respective companies' total German revenues.

10 Options and Directors' Dealings

We are not aware of any contractual arrangement or options in the form referred to at paragraph 18.10(j) of the Listing Rules. We are also not aware of any directors' dealings in the form referred to at paragraph 18.10(j) of the Listing Rules.

11 Responsibility

Neither the whole nor any part of this Valuation Report nor any reference thereto may be included in any other published document, circular or statement, nor published in any way without our written approval of the form and context in which it is to appear.

Yours faithfully

(Signature)
Martin J. Brühl BSc (Hons) FRICS

Managing Partner Germany

(Signature)
Iain A. Coombs MA MRICS

Partner

For and on behalf of
Cushman Wakefield Healy and Baker

APPENDIX 1
PROPERTY SCHEDULE

Market Valuation as at 31 May 2005
Property held for Investment

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 104 **Europaplatz 12-14 (Neubau) 46399 Bocholt**	Office property with bank, built in 1990 comprises a bank hall on the ground floor currently occupied by Deutsche Bank which has a modern fit-out, an elevator, air conditioning and appears to be in an excellent condition. The basement is also occupied by Deutsche Bank containing a vault for clients as well as other ancillary space. The second and third floors are vacant at present and have not been occupied for four years, with each floor being lettable to two tenants. The property is only 40% occupied at present. Due to the basic fit-out of the office units, which appears not to be state-of-the-art, the marketability is reasonable as opposed to being good and should fit the regional market requirements. A further third floor is not lettable independently because it is not equipped with toilets etc. necessary for office use. From an outside perspective the building appears to be quite representative and in general is in good condition with a low amount of maintenance backlog. The net lettable area of the property comprises: Office space 1,028 sqm, Bank Hall 623 sqm, Storage space 444 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	101,512 €	123,342 €	1,560,000 €
Unit-ID: 109 **Woldemei 17 / Königsau 7 59555 Lippstadt**	Office property with bank, which was constructed in 1970 and refurbished in 1986, is a 4-storey building with underground parking facilities and a technical floor on the top. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is partly pitched and partly flat. The property condition seems to be commensurate with its age. The underground parking area can be accessed directly from Klusetor, the DB areas on the ground floor from Königsau and the other tenants from an entrance on the back of the building. The property is currently let to 4 tenants. Approx. 30% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with central heating fired by gas. Warm water is produced by flow heaters. The building can be subdivided into a maximum of 9 letting units, assuming that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,346 sqm, Bank Hall 566 sqm, Storage space 438 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.06.2008 and 31.12.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	202,017 €	197,309 €	2,608,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 110 Domstraße 2 32423 Minden	Office property with bank, which was constructed in 1984, is a 5-storey building with underground and external parking facilities. The building structure is reinforced concrete with curtain wall with natural stone cladding. The roof is pitched and was refurbished in recent years. The property seems to be in good condition. The underground parking area, surface parking area and the tenant Marketing GmbH can be directly accessed from Domstrasse, the bank hall from Market. The property is currently let to two tenants. Approx. 64% of the total lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall and the social rooms (canteen etc.) are fitted with a ventilation system. The property is heated by long distance heating energy. As it is the building can be subdivided into 6 letting units. The vacant space has to be refurbished and partly finished before letting. The net lettable area of the property comprises: Office space 2,157 sqm, Bank Hall 470 sqm, Retail space 25 sqm, Storage space 537 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015, the other lease contract has a fixed lease expiry date 30.06.2005 (subject to periodic automatic twelve month extensions according to a market standard lease clause). The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	78,298 €	193,011 €	2,122,000 €
Unit-ID: 113 Wittekindstraße 9/10 49074 Osnabrück	Office property with bank, which was built in 1970 and completely refurbished in 1986, is a 6-storey building with internal and external parking facilities. The building structure is reinforced concrete with aluminium window strips and a flat roof. The subject property is fully let to 2 tenants. The property and its technical facilities seem to be in a good condition. The main entrance of the property is on Wittekindstrasse. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The underground parking level is fitted with a sprinkler system, the bank hall and office areas are fitted with air conditioning, the whole property is secured by a fire alarm system. The office areas can be let on floor by floor basis. A subdivision per floor in two letting units is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 3,850 sqm, Bank Hall 590 sqm, Storage space 1,017 sqm, Residential 100 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	500,374 €	407,654 €	6,299,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 114 **Bahnhofstr. 1-3** **33102 Paderborn**	Office property with bank, which was constructed in 1987, is a 5-storey building with two underground parking floors. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a fire alarm and sprinkler system. The technical facilities are in good condition. The underground parking area can be accessed directly from Borchener Strasse, the bank hall from Bahnhofstrasse and the other tenant are accessible from two side entrances. The property is currently let to two tenants. 53% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with a central heating fired by gas, warm water is produced by flow heaters. As it is the building can be subdivided into a minimum of 7 letting units. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,091 sqm, Bank Hall 636 sqm, Storage space 807 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed expiry date 31.05.2015. The other lease contract will expire on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	139,100 €	206,818 €	2,670,000 €
Unit-ID: 204 **Schwachhauser** **Heerstr. 199** **28211 Bremen**	Office property with bank, which was built in 1992, is a 2-storey building with external parking facilities. The building structure is brickwork with a pitched and partly glazed roof. The subject property is fully let to 2 tenants. The property seems to be well maintained and its technical facilities appeared to be in good condition. The main entrance of the property is on Schwachhauser Heerstrasse. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The bank hall and office units have been fitted with air conditioning by Deutsche Bank. Due to its internal open structure (gallery) a subdivision in more than 2 letting units might be difficult. The net lettable area of the property comprises: Office space 353 sqm, Bank Hall 220 sqm, Storage space 98 sqm, Other space 127 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a lease expiry date 31.05.2015. The other lease contract will expire on 30.04.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	89,748 €	68,901 €	1,165,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 205 **Staugraben 10-12 26122 Oldenburg**	Office property with bank and residential element, comprising two attached buildings: The 3 to 5 storey main building was constructed in 1967. A villa attached to the main building comprises the bank's vault on the ground floor and some office accommodation on the first floor. These office units are not usable at present since the room height has been reduced to assemble the bank's vault. The building structure is reinforced concrete with a curtain wall with aluminium cladding, the structure of the villa is brickwork with a plastered stucco facade. The roof of the main building is flat, the other is pitched. The property and its technical facilities seem to be in good condition. The property is currently let to 4 tenants, but can be subdivided into further letting units, 2 to 3 on each floor, assuming that the tenants on the ground floor use the toilet facilities in the basement. 9% of the total lettable area is vacant. The central heating is fired by gas. The property is fitted with a ventilation system, but not with a fire alarm system. The building is listed as an historic monument. The net lettable area of the property comprises: Office space 1,187 sqm, Bank Hall 427 sqm, Storage space 371 sqm, Residential space 148 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.12.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	157,772 €	124,676 €	2,035,000 €
Unit-ID:309 **Herzogstr. 30 / Minoritenstr. 1 47533 Kleve**	Office property with bank and residential element, built 1988, three storeys and comprises a bank hall on the ground floor and the basement at present occupied by Deutsche Bank, which appears to be of an adequate standard in such a location. It is well occupied and only parts of the office space in the first floor are vacant at present, the rest is occupied by a dentist as well as a cosmetics studio. The second floor is fully let to 'Techniker Krankenkasse', an attorney and the local court of Kleve, which appears to be a solvent tenant. Furthermore the third floor comprises an occupied residential unit as well as ancillary space of Deutsche Bank (staff room, archive, etc.). Only the bank hall is equipped with air conditioning, but the fit-out standard appears to be market-adequate with double bottom etc. 10% of the lettable area is vacant. The net lettable area of the property comprises: Office space 2,165 sqm, Bank Hall 656 sqm, Storage space 732 sqm, Residential space 98 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to eight tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.01.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	233,726 €	197,529 €	2,775,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 311 **Ostwall 131-135** **47798 Krefeld**	Office property with bank, 5 storey corner building constructed in 1902 and refurbished in 1982. Parts of the property are listed. The building has a stone clad facade, flat roof and appears to be well maintained. The building comprises office accommodation on floors 1 to 3, a mezzanine floor accommodating service counter area and storage space, a bank hall situated on a raised ground floor level which is accessible via an escalator as well as two basement storeys. The building is heated by central heating (district heating). The property is provided with electricity, water and sewerage. The building has 4 elevators. The property has three street frontages. The main entrance to the bank hall is facing the junction Ostwall/Neue Linnenstrasse. Access to the parking facilities is on the side of the property facing Neue Linnenstrasse. An additional entrance and stairway provide access to the upper floors from Neue Linnenstrasse. The property is let to 4 tenants. In total 28.7% of the net lettable space is vacant. The net lettable area of the property comprises: Office space 2,929 sqm, Bank Hall 1,893 sqm, Storage space 1,949 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have different lease expiry dates. The leases expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2015. The other lease contracts expire between 31.05.2005 and 31.12.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	471,401 €	574,275 €	7,438,000 €
Unit-ID: 313 **Bismarckplatz 1-5** **41061** **Mönchengladbach**	Retail and Office property, constructed in 1993, a 5-storey building with two underground floors. The building structure is reinforced concrete. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, Adam Consulting, Backes, Schuhhaus Ermert, Westdeutsche Zeitung). 40% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has central heating fired by gas. As it is the building can be subdivided and let on a floor-by-floor basis. The net lettable area of the property comprises: Office space 4,537 sqm, Bank Hall 928 sqm, Retail space 213 sqm, Storage space 806 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.04.2006 and 30.09.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	382,545 €	525,147 €	5,863,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 317 **Düsseldorfer Str. 23 40878 Ratingen**	Office and bank property constructed in 1952 and refurbished in 1990. It is a 4-storey building with external parking facilities and technical facilities located in the basement area. The property is currently let to 2 tenants and is fully let. The building structure is reinforced concrete and plastered brickwork with partially natural stone cladding of the main facade at ground floor height. The roof is partly pitched and partly flat. The property condition seems to be commensurate with its age. The external parking area can be accessed from the back of the building. A lift at the rear bank hall area provides additional accessibility from basement level up to the 3rd floor level. The property is provided with electricity, water and sewerage. The bank hall and the 3rd floor are fitted with a ventilation and cooling system. The property is fitted with a central heating fired by gas including warm water supply. The building can be subdivided into a maximum of 4 letting units, assuming that the tenant on the ground floor will use the toilet facilities located in the basement. The net lettable area of the property comprises: Office space 878 sqm, Bank Hall 489 sqm, Storage space 292 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.09.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	190,910 €	127,042 €	2,057,000 €
Unit-ID: 319 **Remigiusplatz 14-16 41747 Viersen**	Office and retail property, constructed in 1990. 4-storey building with one underground floor used for parking and as storage space. The parking area on the underground level is accessible from a back-road. The building structure is reinforced concrete. The roof is pitched. The property is in a good condition and is currently let to 6 tenants, 23% of the total lettable area are vacant. The property is provided with electricity, water and sewerage and the bank hall area has been fitted with an air conditioning system. It has central heating fired by gas. As it is at present, the building can not be subdivided and let on floor by floor basis, because the toilet facilities are not on each floor. The net lettable area of the property comprises: Office space 2,543 sqm, Bank Hall 768 sqm, Retail space 200 sqm, Storage space 760 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.01.2006 and 31.05.2008. Tenants are responsible for internal repair plus operating expenses.	335,075 €	340,545 €	4,298,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 401 Husemannplatz 5a 44787 Bochum	Office and bank property, built in 1923 and completely refurbished in 1985, 6-storey building with external parking facilities. The main entrance of the property is on the corner of Husemannplatz and Victoriastrasse. The structure is reinforced concrete with partly glass facade and a flat roof. The subject property is let to four tenants. The vacancy rate of the property is 15%. The property and its technical facilities seem to be commensurate with its age, but in good condition. The property is provided with electricity, water and sewerage. The property is heated by long distance heating energy. The bank hall is fitted with a ventilation system. The property is fitted with a fire alarm system. The building can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities on the basement. The net lettable area of the property comprises: Office space 2,918 sqm, Bank Hall 538 sqm, Storage space 888 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after year 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts expire between 30.09.2006 and 31.12.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	387,146 €	363,412 €	4,743,000 €
Unit-ID: 416 Von-Oven- Straße 12-16 45879 Gelsenkirchen	Office and bank property constructed in 1959 and refurbished in 1982. 4-storey building. Additional cooling units are placed on top of the roof of the ground floor extension. The external parking area at the back of the building can only be accessed via Von-Oven-Strasse 10. The property is nearly fully let to 4 tenants. The main building structure is reinforced concrete and brickwork. The main facade is constructed with partially natural stone and aluminium cladding. The roof is flat. There are two lifts and two staircases providing good accessibility to the building. The property condition seems to be commensurate with its age. Except for the areas occupied by Deutsche Bank, the fit out standard of the offices are of a low standard. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was especially built to the requirements of Deutsche Bank. The property is fitted with a central heating connected to the district steam network. The building can be subdivided into 6 letting units. The net lettable area of the property comprises: Office space 1,313 sqm, Bank Hall 662 sqm, Retail space 43 sqm, Storage space 654 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	188,861 €	107,706 €	1,821,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 420 **Paul-Reusch-Straße 43** **46045 Oberhausen**	Office and bank property with residential element constructed in 1914 and refurbished in 1998. It is a 3-storey building. The main technical facilities are located in the basement. Additional cooling units are placed on the roof. The internal parking spaces are located in the basement and can only be accessed by car lift. The property is currently let to 2 tenants (DB and Housekeepers accommodation), the vacancy rate is 12%. The main building structure is of reinforced concrete and brickwork. The main façade has sand stone and aluminium cladding. The roof is part flat and part pitched. There are two lifts, one car lift and two staircases. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices are low to medium. The ventilation and cooling system was especially built for the usage of Deutsche Bank. The property is connected to the district heating network. The building could be subdivided into 4 to 5 letting units. The net lettable area of the property comprises: Office space 875 sqm, Bank Hall 834 sqm, Storage space 619 sqm, Residential space 112 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.09.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	200,606 €	152,280 €	2,252,000 €
Unit-ID: 421 **Königswall 24** **45657** **Recklinghausen**	Office property constructed in 1898 and refurbished in 1993. 4-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The external parking spaces are located at the back of the building and internal on the underground parking level. The property is currently let to 2 tenants (DB and Hartmann & Gigerl). The vacancy rate is 24%. The main building structure is reinforced concrete and brickwork. The main façade is plastered. The roof is part flat and part pitched. There is one lift, one goods lift (out of use) and one main staircase. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices are medium to high. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was purpose built for Deutsche Bank. The property is fitted with central heating fired by the district steam heating network. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 1,103 sqm, Storage space 344 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	80,604 €	101,603 €	1,368,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 424 **Dr. Alfred-Herrhaus. Allee 9-11 47228 Duisburg - Asterlagen**	Office and bank property constructed in 1996. The construction is of reinforced concrete. The property is a four storey building with a glass facade and a flat roof. The building is provided with electricity, water and sewerage. According to modern technical standards the subject property has a fire alarm system, air conditioning and is connected to the district heating network. Several entrance points are connected to elevators and staircases. As such all floors can be let separately and split up into smaller units. All in all the subject property is well maintained and representative. A sufficient number of parking spaces are located on site. Beside Deutsche Bank there are several tenants located in the subject property with differing lease expiry dates. Prisma will leave at the end of 2011 representing the longest remaining lease contract. ADT Deutschland GmbH have a break option on September 30, 2006. This lease is currently due to expire at the end of October 2008. The net lettable area of the property comprises: Office space 7,648 sqm, Storage space 446 sqm, Other space 1,371 sqm. The property was inspected on December 15, 2004.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 30.08.2005. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	486,493 €	821,701 €	8,920,000 €
Unit-ID: 501 **Luitpoldstr. 2-4 63730 Aschaffenburg**	Office and bank property, built in 1898 and completely refurbished in 1981, 5-storey building. There are no parking spaces provided on the site. The main entrance to the bank hall is on the corner of Luitpoldstrasse and Steingasse. External office units are accessible via a side entrance on Luitpoldstrasse. The building structure is brickwork with plastered walls and a pitched roof. The subject property is let by three tenants. The vacancy rate of the property is 21%. Upon inspection the property and its technical facilities appeared to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. The vacant residential unit on the top floor is currently unfinished and needs to be developed before letting. Following redevelopment this unit could also be reused as an office unit. The net lettable area of the property comprises: Office space 1,031 sqm, Bank Hall 359 sqm, Storage space 247 sqm, Residential space 90 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.12.2006 and 28.02.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	104,960 €	136,915 €	1,867,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 503 **Louisenstraße 52** **61348 Bad Homburg**	Mixed use office, retail and residential property, built in 1860 and completely refurbished in 1997, 3-storey building listed as an historic monument. There are external parking spaces provided on site. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let by ten tenants. The vacancy rate of the property is 10.6%. Upon inspection the property and its technical facilities appeared in an average condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall and retail unit are fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. The net lettable area of the property comprises: Office space 607 sqm, Bank Hall 358 sqm, Retail space 138 sqm, Storage space 337 sqm, Residential space 564 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to ten tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.01.2012. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	292,157 €	339,851 €	5,393,000 €
Unit-ID: 505 **Luisenplatz 7** **64283 Darmstadt**	Office and bank property, built in 1968 and completely refurbished in 1996/97, a 6-storey building. There is no parking space provided on the site. The structure is reinforced concrete with a gabled roof and partly flat roof. The subject property is currently let by four tenants. The vacancy rate of the property is 11%. Upon inspection the property and its technical facilities appeared in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age: 1997). The bank hall and first floor are fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. A subdivision per floor (second to fourth floor) in two letting units is also possible as two toilet facilities are located on each floor. The net lettable area of the property comprises: Office space 1,920 sqm, Bank Hall 348 sqm, Retail space 96 sqm, Storage space 576 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 30.06.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	346,329 €	297,615 €	4,642,000 €
Unit-ID: 508 **Universitätsplatz 5** **36037 Fulda**	Office and bank property, built in 1960 and completely refurbished in 1993, 5-storey building. There are no parking provided on the site. The structure is of reinforced concrete with a gabled glass roof. The subject property is let to Deutsche Bank. At present 42% of the total lettable area is vacant. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The bank hall is fitted with air conditioning. Due to the open building structure (inside courtyard over all floors) a subdivision of the property in more than one unit is difficult. The net lettable area of the property comprises: Office space 953 sqm, Bank Hall 243 sqm, Storage space 194 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	93,946 €	117,527 €	1,741,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Mark[et] Valu[e]
Unit-ID: 509 **Langstraße 60** **63450 Hanau**	Office and bank property, built in 1988, a 5-storey building with internal parking facilities. The structure is reinforced concrete with a pitched and partly flat roof. The subject property is currently let to 4 tenants. The vacancy rate of the property is 43%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall and vacant space can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 1,537 sqm, Bank Hall 502 sqm, Retail space 100 sqm, Storage space 539 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2006 and 30.09.2008. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	238,443 €	286,221 €	3,914,00[0]
Unit-ID: 514 **Marktplatz 1-2** **65428 Rüsselsheim**	Office and bank property constructed in about 1950 and refurbished in 1986. It is a 4-storey building. It is part of a combined property (Mainzer Straße 2) and not currently usable as a single unit (shared facilities). The main technical facilities are located in the basement area with additional cooling units placed on the roof. The external parking spaces are located at the rear of the building. The property is currently let to 2 tenants (DB and Trinkhaus), the vacancy rate is 39%. The main building structure is of reinforced concrete and brickwork. The main facade is plastered. The main roof is pitched and on first floor level flat. There is one lift and one main staircase (Marktplatz 1-2). The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices is low. The property is provided with electricity, telecommunication, water and sewerage. The ventilation and cooling systems were purpose built in for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 222 sqm, Bank Hall 59 sqm Storage space 50 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	18,140 €	24,936 €	292,00[0]

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 602 **Kaiser-Joseph-Straße 262** **79098 Freiburg**	Listed office and bank property constructed in 1906 and recently refurbished. The building comprises service counter area on the ground floor, offices on the upper floors as well as underground car parking facilities. The building has a reinforced concrete structure with natural stone cladding and a pitched roof. The property has gas central heating. Its technical facilities are in good condition. The underground parking areas as well as the other tenants' entrance are accessible via Rempartstrasse. The building shares a stairway and an elevator with the neighbouring building Rempartstrasse 3. All upper floors of the two buildings are interlinked. The bank hall area is accessible via a separate entrance and short stairs and is accessible from Kaiser- Joseph-Strasse. Due to its elevated situation this space can only be converted to office space. The building comprises several smaller letting units on the upper floors, none of which are vacant. The property is currently fully let to six tenants, including Deutsche Bank. The net lettable area of the property comprises: Office space 1,306 sqm, Bank Hall 387 sqm, Storage space 293 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to six tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts expire between 31.12.2005 and 30.06.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	219,598 €	190,330 €	3,307,000 €
Unit-ID: 603 **Rempartstraße 3** **79098 Freiburg**	Office property, modern 5 storey building with retail premises on the ground floor, offices on the upper floors and underground parking facilities. The building shares underground parking area as well as an entrance to the different letting units with the property Kaiser-Joseph-Strasse 262. The building has a reinforced concrete structure with natural stone cladding. The roof is pitched. The property and its technical facilities are in good condition. The property is provided with electricity, water and sewerage. It shares central heating with the property Kaiser-Joseph-Strasse 262 and is currently let to three tenants. Deutsche Bank does not occupy the property. The mezzanine floor as well as the third floor is vacant. One of the tenants, Hanseatic Bank, has a break option to terminate the lease contract by 31.03.2007. In total 41.92% of the net lettable space are currently vacant. The net lettable area of the property comprises: Office space 443 sqm, Retail space 92 sqm, Storage space 2 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts expire between 31.07.2007 and 01.04.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	43,120 €	64,478 €	993,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Mark Valu
Unit-ID: 604 **Rotteckring 3** **79098 Freiburg**	Office and bank property, 6 storey building with roof-terrace, a service counter area on ground floor, offices on the upper floors and underground as well as external car parking facilities. The building was constructed in 1957 and has been partly refurbished. The property and its technical facilities are in good condition. The property is provided with electricity, water and sewerage. The building meets actual standards with raised floors, suspended ceilings, air conditioning and four lifts. The property is currently let to only one tenant (Deutsche Bank). The third floor is completely vacant. A division of office space into smaller letting units is difficult due to the specific layout of the building: There is only one set of toilet facilities on each floor. There is some conversion potential for the ground floor areas to retail use, however, window areas are small and retail space would be large, which has limiting effects on letting potential as well as achievable rents. In total, 10.86% of the net lettable space are currently vacant. The net lettable area of the property comprises: Office space 3,838 sqm, Bank Hall 1,239 sqm, Storage space 1,161 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have a fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	571,862 €	534,084 €	7,035,000
Unit-ID: 609 **Senser Platz 2** **79539 Lörrach**	Office, bank and retail property built in 1992, 4-storey with underground parking facilities. The structure is reinforced concrete with a partly natural stone/partly plastered front and a tin roof. The Bank hall is constructed as an atrium with glassed roof. The property is provided with electricity, water and sewerage and the areas located on the first to third floor have been fitted with air conditioning. The building consists of a central heating system fired by gas. The underground parking level is fitted with a fire alarm system. The property and its technical facilities appeared to be in good condition. The main entrance to the bank hall is located at the frontage facing Senser Platz. The subject property is currently partly let to 10 tenants, 6.35% of the total lettable area is vacant. According to verbal information during the inspection, the first floor used by Deutsche Bank will be separated into two sections so that 50% of the first floor will be vacant by spring 2005. In its current condition the bank hall cannot be subdivided into smaller letting units due to a lack of toilet facilities. The net lettable area of the property comprises: Office space 3,501 sqm, Bank Hall 931 sqm, Retail space 389 sqm, Storage space 867 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to ten tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2013. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	410,175 €	350,715 €	5,599,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 610 **Hauptstraße 9** **77652 Offenburg**	Office and bank property built in 1957 and refurbished in 1981. It comprises a 5-storey main building, a 1-storey building attached to the main building as well as parking facilities. The main building has a brick facade with a hipped roof. The attached building has a plastered facade and a flat roof. Some of the office area located on the upper floor has been fitted with air conditioning. The building has gas central heating. The bank hall space can be accessed from the front of the building at Hauptstrasse or the back of the building at Unionrampe. The upper storeys are accessible via a side entrance. The bank hall is distributed over the ground floor of both building parts. Office units are located on floors 2 to 4 of the main building. This space has been vacant for two years. The condition of the subject property appeared to be commensurate with its age. Despite its two entrances the bank hall cannot be subdivided into separate letting units due to missing toilet facilities. A subdivision of office units on the upper floors is only possible on a floor by floor basis. The net lettable area of the property comprises: Office space 930 sqm, Bank Hall 545 sqm, Storage space 550 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	32,574 €	105,228 €	930,000 €
Unit-ID: 712 **Harburger Rathauss. 44/ Bremer S. 10** **21073 Hamburg**	Office, bank and residential property, built in 1924, 3-storey building. External parking facilities are provided on site. The structure is reinforced concrete and brickwork with a pitched roof ("Mansardendach"). The subject property is currently let by six tenants. The vacancy rate of the property is 21%. Upon inspection the property and its technical facilities appeared to be in an good condition. The property is provided with electricity, water, and sewerage. The central heating is fired by gas. The ground floor is fitted with an air conditioning system. The building can be subdivided and let on floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The first floor can be subdivided into a maximum of 3 letting units. The net lettable area of the property comprises: Office space 802 sqm, Bank Hall 577 sqm, Storage space 1,035 sqm, Residential space 545 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	217,773 €	187,592 €	2,808,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Marke Value
Unit-ID: 714 **Rathausplatz 1-2 24103 Kiel**	Office, bank and residential building, built in 1928 and refurbished in 1986, 5-storey building and is listed in the monument register. There are 3 parking spaces available at the backyard of the property. The building structure is reinforced concrete with a natural stone facade and a pitched roof. The property is well maintained and its technical facilities seem to be in good condition. Some windows have to be restored, which we estimate to be at a total cost amount of 7,000 €. The property is accessed directly from Rathausplatz. There are one main and three side entrances. The property is provided with electricity, water and sewerage, the building is heated by long distance heating energy. The property is fitted with a ventilation system, but not with a fire alarm system. The building is let to 3 tenants, 23% of the total lettable area is vacant. *The commercial areas on the upper floors can be subdivided into* 2 *letting* units per floor. The ground floor can be let to a single tenant assuming that the occupier will use the toilet facilities in the basement. The net lettable area of the property comprises: Office space 2,313 sqm, Bank Hall 875 sqm, Storage space 737 sqm, Residential space 243 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 15.10.2005 and 31.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	314,365 €	299,697 €	4,547,000
Unit-ID: 806 **Zindelstraße 3-5 37073 Gottingen**	Office, bank and residential property, constructed in 1971, 5-storey building with a technical floor and two basement areas used for parking and as storage space. The building also contains a flat in the attic. The building structure is reinforced concrete with curtain wall with metal cladding. The roof is flat. The property is commensurate with its age. The bank hall can be directly accessed from Zindelstrasse, the tenants in the upper floors from a side entrance on Zindelstrasse. The parking area on the underground level is accessible from Johannisstrasse. The property is currently let to 8 tenants, 19% of the total lettable area are vacant. The areas leased by DB have been fitted with an air conditioning system. The property is fitted with a fire alarm system and a sprinkler system on the underground parking level, and heated by long-distance heating energy. Warm water is provided by flow heaters. The heating technology was *modernised last year. The waste water pump is very old and might need to be* renovated in the immediate future. As it is the office areas can be subdivided into 5 letting units. The net lettable area of the property comprises: Office space 2,365 sqm, Bank Hall 610 sqm, Storage space 472 sqm, Residential space 177 sqm. The property was inspected on January 10, 2005.	Equivalent freehold ownership. The property is currently let to eight tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 31.03.2013. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	304,130 €	278,765 €	4,636,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 809 **Am Markt 2-3** **31785 Hameln**	Office, bank and retail properties, constructed in 1957 and refurbished in 1992 comprising 2 4-storey buildings without parking facilities. The building structure is reinforced concrete with curtain wall with natural stone cladding as well as a plastered facade. The roof is pitched. The properties are commensurate with their age. The retail space and bank hall can be directly accessed from Am Markt, the tenants on the upper floors are accessible from a side entrance. The property is currently let to 6 tenants. Randstad has left the property but has to pay rent until the end of September 2005. The current vacancy rate of the property is 16%. The property is provided with electricity, water and sewerage and the area leased by DB has been fitted out with a ventilation system There is no fire alarm system. The property is heated by long distance heating energy. As it is the building can be subdivided into 6 letting units assumed that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 1,611 sqm, Bank Hall 352 sqm, Retail space 116 sqm, Storage space 637 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.03.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	220,252 €	219,138 €	3,296,000 €
Unit-ID: 812 **Unit-ID: 813** **Kirchröder Str. 103-104** **30625 Hannover**	Office, bank and residential property constructed during the mid 1950s, 4-storey building with 2-storey extension Bank accommodation on the ground floor of 103 and 104 as well as ancillary office space on the first floor area of 103. The upper floors of the Kirchroder Strasse 104 comprises residential apartments. The property is generally in a below average condition. 6 car parking spaces are situated in the rear courtyard. Both properties form a single economic unit. The residential apartments are let on the basis of open-ended lease contracts, subject to three months' statutory notice. The tenants are responsible for internal repair and a proportion of the operating expenses. The net lettable area of the property comprises: Office space 158 sqm, Bank Hall 142 sqm, Storage space 147 sqm., Residential 512 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The bank and office property is currently let to a single tenant. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	38,595 €	25,761 €	393,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Mark Valu
Unit-ID: 814 **Angoulemeplatz 1** **31134 Hildesheim**	Office and bank property, constructed in 1922, consisting of two connected 3-storey buildings. The building structure is brickwork the building part occupied by Deutsche Bank has a natural stone facade. The roof is partly flat and pitched and was completely refurbished in recent years. The bank hall is fitted with an air conditioning system and an elevator. The condition of the property occupied by Deutsche Bank is good. The other building part on the back side is in bad condition. The bank hall space can be accessed from Angoulemeplatz, the other tenants are accessible via side entrance. The building part on the back side, which comprises office space and two flats in the attic, is completely vacant (total vacancy rate is 21%). The lease term of DB will expire in 10 years, the remaining lease terms will expire between 2005 & 2007. The property is heated by gas. As it is the building currently fully let can be subdivided and let at a minimum on a floor by floor basis. The building part on the back side is not lettable under its current status. The net lettable area of the property comprises: Office space 1,184 sqm, Bank Hall 524 sqm, Storage space 780 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.10.2005 and 31.12.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	156,067 €	134,994 €	1,931,000
Unit-ID: 815 **Bardowicker Straße 6** **21335 Lüneburg**	Office and bank building, which was built in 1977 and refurbished in 2001 3-storey building with external parking facilities in the rear courtyard. The building structure is brickwork with a pitched roof. The property and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The property is fitted with an air conditioning system and a fire alarm system on the ground floor. The subject property is currently let to Deutsche Bank, 27% of the total lettable area are vacant. The building can be subdivided into letting units on a floor by floor basis assumed that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The property is accessible directly from Bardowicker Strasse. The net lettable area of the property comprises: Office space 467 sqm, Bank Hall 377 sqm, Storage space 335 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	106,353 €	123,884 €	1,897,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 817 **Schützenplatz 18** **38259 Salzgitter**	Office, bank and residential property, constructed in 1954, 4-storey building with a basement. The property is currently used as a bank and residential accommodation. The building structure is brickwork with plastered walls and a pitched roof. The building is not fitted with a fire alarm system, an elevator or a ventilation system. The condition of the property is commensurate with its age. The bank hall space can be accessed from Schützenplatz. The other tenanted areas are accessible via a side entrance. The property is currently let to DB and 5 private persons who leased the flats. 28% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The building is fitted with central heating fired by gas. As it is the lettable areas can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor will use the toilet facilities in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 399 sqm, Bank Hall 327 sqm, *Storage space 363 sqm, Residential space 367 sqm.* The property was inspected on January 10, 2005.	Equivalent freehold ownership. The property is currently let to 6 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 10.04.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	63,117 €	77,577 €	914,000 €
Unit-ID: 901 **Friedrich-Wilhelm-Platz 15** **52062 Aachen**	Office, bank and retail property constructed in 1967 comprising a 5-storey main building and a 3-storey annex with underground parking facilities. The property is provided with electricity, water and sewerage. The areas in the main building located on ground floor to third floor have been fitted with air conditioning. The building is connected to the district heating network. The underground parking area (25 parking places) can be accessed directly from Ursulinenstrae, the Deutsche Bank areas from *Friedrich-Wilhelm-Platz*, the retail store and the other tenanted areas in the annex from Ursulinenstrae. The subject property is currently let to a total of four tenants. Generally, the subject property appeared to be in good condition commensurate with its age, although the facade needs renovation due to its out-of-date appearance. The net lettable area of the property comprises: Office space 2,440 sqm, Bank Hall 587 sqm, Retail space 460 sqm, Storage space 489 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	452,970 €	444,033 €	7,583,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Mark Valu
Unit-ID: 905 **Moltkestr. 58-60** **53173 Bonn**	Office and bank property built in 1908 and recently refurbished, 4-storey building. The structure of the property is a natural stoned front with a hipped/partly flat roof. The bank hall has been fitted with an air conditioning system. The building consists of a central heating system fired by gas. Upon inspection the property and its technical facilities appeared in a moderate condition. The property has 3 entrances from which two lead to the bank hall. The main entrance to the bank hall is achievable via staircases. The upper floors are accessible from a side entrance in Moltkestrae. The subject property is currently let by 2 tenants, 18.91% of the total lettable area is vacant. The lease terms of DB expires in 1 year, the remaining lease term will expire in 2009. Upon inspection internal features appeared in a moderate state of repair. In its current condition the building parts can be subdivided and let at a minimum on floor by floor basis. The vacant areas have to be refurbished before letting. Parking facilities are not available. The net lettable area of the property comprises: Office space 499 sqm, Bank Hall 339 sqm, Storage space 443 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The other lease contract expires on 31.05.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	71,273 €	83,739 €	1,024,00C
Unit-ID: 915 **Dürener Str. 230** **50931 Köln**	Office, bank and residential property constructed in 1959 and generally in a good condition. The construction consists of brickwork. The property is a four storey building plus attic floor with a flat roof. The mixed use property incorporates office space (2nd & 3rd floor), bank hall (ground floor) and residential units on the 4th and attic floor. Currently, the vacancy rate for the total property is slightly above 10%. All floors can be let separately. Technical systems are commensurate with its age and include a connection to the district heating network and air conditioning. Unfortunately, the subject property has no parking places. The net lettable area of the property comprises: Office space 259 sqm, Bank Hall 255 sqm, Storage space 186 sqm, Residential space 265 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	82,013 €	86,935 €	1,266,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 916 **Friedrich-Ebert-Platz 20** **51373 Leverkusen**	Office, bank and residential property, 3 storey stone clad building with a flat roof. It comprises service counter area and office space on the ground floor, office space on the first floor and one residential unit on the second floor. The property also comprises two underground car parking spaces as well as 13 external car parking spaces. The building was constructed in 1958 and refurbished in 1972. The service counter area has been recently refurbished. The building has central heating (district heating). Air conditioning is installed on the ground floor and the first floor. The property is provided with electricity, water and sewerage. The building has two stairways and one elevator. The building and its technical facilities appear to be in good condition. The property is currently let to two tenants (incl. Deutsche Bank). Parts of the office space on the first floor as well as some storage space in the basement are vacant. In total 12.73% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 920 sqm, Bank Hall 611 sqm, Storage space 549 sqm, Residential space 198 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	184,444 €	154,021 €	2,340,000 €
Unit-ID: 921 **Kaiserplatz 7-9** **53113 Bonn**	Office and bank property built in 1998, 6-storey building in modern style. The structure is reinforced concrete with a partly natural stone/partly plastered front and a flat roof. The property is provided with electricity, water, sewerage and is connected to the district heating network ("Fernwärme"). The bank hall has been fitted with an air conditioning system. The subject property is currently partly let by 6 tenants, 9.37% of the total lettable area is vacant. The lease terms of DB expires in 10 years, office units located on second and third floor will expire in 3 years. The remaining lease terms will expire in the immediate future (2004 to 2006). In its current condition the building parts can be subdivided and let at a minimum on a floor by floor basis. Upon inspection internal and external features appeared in a good state of repair. There are 30 parking places available. The net lettable area of the property comprises: Office space 2,880 sqm, Bank Hall 669 sqm, Storage space 431 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.07.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	580,244 €	434,570 €	6,237,000 €
Unit-ID: 923 **Kaiserstrasse 1** **53113 Bonn**	4-storey vacant office building. The structure is reinforced concrete with natural stoned and metal cladding and aluminium double glazing windows. The roof is flat. The property is provided with electricity, water and sewerage and is heated by gas. Due to full vacancy internal and external features appeared in a poor state of repair. The property has to be fully refurbished before letting. In its current condition the building parts can be subdivided and let at a minimum on a floor by floor basis. There are 4 external parking places available. The net lettable area of the property comprises: Office space 800 sqm, Bank Hall 0 sqm, Storage space 59 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	46,550 €	268,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Mark Valu
Unit-ID: 1004 **Ludwigstraße 8-10** **55116 Mainz**	Office and bank property constructed in about 1953 and refurbished in 1989. It is a 4-storey building. The main technical facilities are located in the basement and roof area and also supply the property Weissliliengasse 14. The internal parking spaces are located at the rear of the building. The property is currently let to 1 tenant and is fully let. The main building structure is of reinforced concrete and brickwork. The main faâde is covered with natural stone cladding. The back facade is plastered. The main roof is partly pitched and partly flat. There are two lifts and three staircases providing good access within the building. The property condition seems to be commensurate with its age. Except for the areas of Deutsche Bank the fit out standard of the offices is low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with a gas fired central heating system. The building could be subdivided into 4-5 letting units. The net lettable area of the property comprises: Office space 2,457 sqm, Bank Hall 961 sqm, Storage space 1,378 sqm, Other space 10 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	507,005 €	503,467 €	6,832,000
Unit-ID: 1005 **Weissliliengasse 14** **55116 Mainz**	Office property constructed in 1986. 5-storey building. The main technical facilities are located in the basement and root area of the property Ludwigsstrasse 8-10. There are no parking spaces provided. The building is constructed above a public parking garage. There is only storage space provided on the ground floor. The property is currently let to 1 tenant the vacancy rate is 60%. The main building structure is of reinforced concrete and brickwork. The main facade is covered with natural stone cladding. The back facade is plastered. The main roof is pitched. There are two lifts and three staircases providing good access within the building. The property condition seems to be commensurate with its age. Except for the areas of Deutsche Bank the fit out standard of the offices is medium. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 3 letting units (no ground floor). The net lettable area of the property comprises: Office space 1,707 sqm, Storage space 252 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	80,356 €	177,376 €	2,224,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1007 **Kornmarkt 11** **54290 Trier**	Vacant office and bank property. 5 storey building with a cellar and a flat roof. The ground floor and the 1st floor have formerly been occupied by the bank. The 2nd to 4th floor has been vacant for a longer time and is therefore in worse condition. The facade of the ground floor is made up of marble and glass. The main entrance to the Bank Hall has 4 stairs. There are two additional side entrances. There is an areaway from the 2nd to the 4th floor. The building is provided with gas heating. The Bank Hall, the 1st floor and the computer server rooms are provided with air-conditioning. There is a passenger lift serving basement to 3rd floor. Furthermore the building can be accessed by staircases serving all floors. The layout of the building areas is relatively flexible and can be subdivided into letting units on floor by floor basis. There are 6 internal and 5 external parking spaces which are located at the backside of the building at a separate property. In general the condition of the subject property is commensurate with its age but good. The net lettable area of the property comprises: Office space 1,472 sqm, Bank Hall 460 sqm, Storage space 439 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	145,857 €	864,000 €
Unit-ID: 1103 **Sophienstr. 2** **76530 Baden-Baden**	Office property built in 1966. 5-storey building. The main building structure consists of reinforced concrete and brickwork. The main facade has glass and aluminium panels at each floor level. The property is provided with electricity, water and sewerage and is heated by gas central heating. The bank hall on the first floor as well as the conference room situated on the fourth floor has been fitted with air conditioning. The subject property is currently let to Deutsche Bank only. 27.6% of the total lettable area is vacant. Upon inspection the second floor was being converted. The lease with Deutsche Bank expires in 10 years. Office units located on the second floor will expire in 3 years. In its current condition the building parts can be subdivided and let on a floor-by-floor basis. The property also comprises 14 internal parking places and one garage on the ground floor, currently used for cash transports. Upon inspection the internal and external features appeared to be in a good state of repair. The net lettable area of the property comprises: Office space 1,553 sqm, Retail space 56 sqm, Storage space 397 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	108,757 €	177,892 €	2,692,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value
Unit-ID: 1105 **Pforzheimer Straße 15** **76275 Ettlingen**	Office, bank and residential property, originally constructed in 1825 (and refurbished in 1989). 2-storey building with one underground floor used for storage space. The roof is pitched. The property condition seems to be commensurate with its age and is currently let to 3 tenants, 19% of the total lettable area is vacant. There are 12 outside parking spaces as well a small site which is currently used by a residential tenant, but could possibly be used for parking spaces. The property is provided with electricity, water and sewerage and has a central heating fired by gas. The first floor could not be let, because one room contains the air conditioning units and to reach the air conditioning units it is necessary to go through the other existing two rooms. Due to the fact that the air-conditioning system is situated on the upper floor and the other area on this floor is only accessible via the mentioned room we assume these areas can not be let at present. The net lettable area of the property comprises: Office space 220 sqm, Bank Hall 289 sqm, Storage space 211 sqm, Residential space 224 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 28.02.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	53,840 €	50,320 €	634,000
Unit-ID: 1108 **Adenauerplatz 1** **69115 Heidelberg**	Office and bank property built in 1924 and renovated 3 years ago. 4-storey (including a attic floor) villa which is listed as a monument. The structure is brickwork with a plastered front, a hipped roof as well as single glazing windows in wooden style. Upon inspection facade and windows have to be refurbished; internal features appeared in moderate condition. The property is provided with electricity, water and sewerage and is connected to the district heating network ("Fernwärme"). The building is mainly used by DB; its lease term will expire in 10 years. The second floor is let by Medizinischer Dienst until 2007. First and some part of third floor (approx. 23%) are currently vacant. Letting vacant accommodation located on third floor is difficult due to pitched roof areas. The net lettable area of the property comprises: Office space 1,694 sqm, Bank Hall 674 sqm, Storage space 663 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	264,167 €	277,902 €	4,539,000
Unit-ID: 1111 **Stiftsplatz 13** **67655 Kaiserslautern**	Office and bank property, built in 1959, 4-storey building with two garages provided to the rear. The structure is reinforced concrete with a flat roof. The subject property is currently let to two tenants. The vacancy rate of the property is 27%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The property is heated by long distance heating energy. The bank hall is fitted with an air conditioning system. The building can be subdivided and let on a floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The third floor can be subdivided into 2 letting units due to 2 toilet facilities. The net lettable area of the property comprises: Office space 1,361 sqm, Bank Hall 388 sqm, Storage space 474 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contract of the other tenant expire on 31.05.2005 and 31.03.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	153,362 €	153,971 €	1,846,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1113 **Rheinstr. 44** **76185 Karlsruhe**	Office and bank property built in 1991. 4-storey building (including converted attic floor). The structure is brickwork with a partly natural stone (ground floor)/partly plastered front, a ridged roof and double glazed windows. The property is provided with electricity, water and sewerage and is heated by gas. A fire alarm system is installed in the staircase; a ventilation system is not subject of the property. The subject property is fully let to 5 tenants. The lease agreement of DB consists of a flexible hand-back option after 3, 5 and 8 years. The remaining lease terms will expire in the immediate future (2005 or 2006). Upon inspection internal and external features appeared in a good state of repair. In addition there are 11 external parking places available, which are accessible from Marktstraße. The net lettable area of the property comprises: Office space 1,056 sqm, Bank Hall 268 sqm, Storage space 210 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.07.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	133,277 €	133,060 €	1,960,000 €
Unit-ID: 1114 **Xylanderstr. 1** **76829 Landau**	Office and bank property, which was built in 1903 and completely refurbished in 1993, 4-storey building with parking spaces available in the backyard. The building is listed as an historic monument. The building structure is brickwork with a stucco facade and a pitched roof. The property is well maintained and its technical facilities seem to be in a good condition. The bank hall is directly accessible from Xylanderstrasse and the tenants on the upper floors are accessible via a side entrance. The property is provided with electricity, water and sewerage, central heating is fired by gas. The bank hall space is fitted with an air conditioning system and a fire alarm system does not exist. The subject property is currently let to 3 tenants. 13.3% of the total lettable area is vacant. The lettable areas can be separately let on floor by floor. A subdivision per floor in two letting units is not possible due to the localization of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,738 sqm, Bank Hall 309 sqm, Storage space 694 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	186,920 €	166.959 €	2,491,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1115 **Ludwigstraße 44** **67059 Ludwigshafen**	Office and bank property built in 1970. 5-storey building with stepped floors on the side of Zollhofstraße as well as parking facilities accessible from Zollhofstraße. The facade of the building appears out of date and requires repairs. The retail units on ground floor are almost vacant and appear in a poor state of repair. Upon inspection public areas such as corridors appear neglected. The property is connected to the district heating network ("Fernwärme"). The subject property is currently let by a few tenants based on short term lease contract agreements. Approx. 30% of the total lettable area is vacant. With more than a half of the total number of office space, the lease contract agreement of Christliches Jugenddorfwerk will expire in 2011, the tenant also has a break option in 2006. The remaining lease terms will expire in the immediate future (2004 to 2008). In its current condition the building parts can be subdivided and let on each floor. The subject property provides a sufficient amount of external parking spaces. The net lettable area of the property comprises: Office space 2,891 sqm, Bank Hall 0 sqm, Retail space 908 sqm, Storage space 851 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to nine tenants with some vacancy. The lease contracts expire between 31. 05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 30.09.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	254,292 €	283,009 €	3,448,000 €
Unit-ID: 1116 **P7. 10-15** **68161 Mannheim**	Office, bank, retail and storage property, built in 1950 and periodically refurbished over the last 15 years. 7-storey building with 5 garages. The building structure is reinforced concrete with a flat roof. The property is well maintained and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage, the building is heated by long distance heating energy. The bank hall space and the office units on the first floor are fitted with an air conditioning system and a fire alarm system also exists. The subject property is currently let to three tenants. 3.6% of the total lettable area is vacant. The lettable areas can be subdivided into eleven letting units, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 6,340 sqm, Bank Hall 1,348 sqm, Retail space 309 sqm, Storage space 2,752 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 and 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	1,153,172 €	983,639 €	15,705,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1120 **Friedrichstr. 30 67433 Neustadt a.d.W.**	Office and bank property, built in 1986. 5-storey building with external parking facilities provided on the site. The building structure is reinforced concrete with a natural stone facade and a pitched roof (Mansardendach). The property is well maintained and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The building is fitted with a ventilation system and a fire alarm system does not exist. The subject property is currently let to four tenants (DB and doctor's practices). 20% of the total lettable area is vacant. The lettable areas can be separately let on a floor by floor, whereas the upper floors can also be subdivided into two letting units each. The net lettable area of the property comprises: Office space 1,864 sqm, Bank Hall 360 sqm, Storage space 399 sqm, Residential space 73 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2017. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	206,368 €	240,923 €	3,391,000 €
Unit-ID: 1121 **Westl.-Karl-Friedrich-Str.76 75172 Pforzheim**	Office and bank property with residential element, built in 1951 and refurbished in 1976. 4-storey building with a basement. The building structure is reinforced concrete with a flat roof. The property is well maintained and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage, the building is heated by long distance heating energy. The bank hall space is fitted with an air conditioning system and a fire alarm system does not exist. The subject property is currently let by 4 tenants. 32% of the total lettable area is vacant. The building can be subdivided into 5 letting units, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 1,511 sqm, Bank Hall 609 sqm, Storage space 687 sqm, Residential space 162 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.03.2006 and 30.06.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	136,222 €	180,428 €	2,511,000 €
Unit-ID: 1123 **Karmeliterstr. 2/ Postplatz 4 67346 Speyer**	Office, bank and residential property constructed in 1891 and refurbished in 1974. 4-storey building. The building is listed as an historic monument. The main technical facilities are located in the basement area. The external parking spaces are located at the rear of the building. The property is currently let to 7 tenants (retail, office and residential), the vacancy rate is 19%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. Only one main staircase has been constructed in the building. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices and apartments is low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for the Deutsche Bank. The property is fitted with gas fired central heating. The net lettable area of the property comprises: Office space 464 sqm, Bank Hall 264 sqm, Storage space 603 sqm, Residential 359 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership The property is currently let to seven tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.02.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	82,632 €	106,585 €	1,376,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Marke Value
Unit-ID: 1125 **Wilhelm-Leuschner-Straße 17** **67547 Worms**	Office and bank property constructed in 1947 and refurbished in 1985. It is a 3-storey building. The main technical facilities are located in the basement area. The external parking spaces are located at the rear of the building. The property is currently let to 2 tenants and is fully let. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on the first floor level, is flat. There are two internal staircases providing accessibility within the building. The property condition seems to be commensurate with its age. Except the areas of Deutsche Bank the fit out standard of the offices are low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 5 letting units. The net lettable area of the property comprises: Office space 597 sqm, Bank Hall 286 sqm, Storage space 308 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The other lease contract expires on 31.01.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	49,711 €	46,969 €	551,000
Unit-ID: 1201 **Fuggerstr. 1** **86150 Augsburg**	Office and bank property, constructed in 1864 and last refurbished in 1990. 6-storey building with two underground floors, which are used for storage space. The building structure is brickwork with natural stone cladding. The building is not listed as a historic monument, but protected as part of the ensemble of listed buildings Fuggerstraße/Volkhartstraße/Schaezlerstraße. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a sprinkler system. The bank hall can be accessed directly from Bahnhofstraße/Corner Fuggerstraße, the office units from Fuggerstraße. There is also a side entrance on the Bahnhofstraße. The property is currently let to two tenants. 10% of the lettable area is vacant. The bank hall is fitted with a ventilation system. The property is fitted with a long-distance heating. Warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,122 sqm, Bank Hall 537 sqm, Storage space 539 sqm, Other space 67 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.10.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	317,356 €	333,359 €	5,521,000

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1205 **Bahnhofstr. a** **95444 Bayreuth**	Office and bank property constructed in 1989. The construction is of reinforced concrete. The property is a two storey building plus attic floor with a pitched roof. All floors despite the attic floor (third floor) have access to the elevator. The mixed use property incorporates office space, bank hall and a doctor's surgery. The whole first floor or about 40% of the office space is vacant. All floors can be let separately due to two entrance points from the Bahnhofstrasse. Technical systems are generally in good condition and include a connection to the district heating network, a ventilation system and air conditioning. There are external parking facilities behind the subject property which are separated by an electrical barrier. The net lettable area of the property comprises: Office space 420 sqm, Bank Hall 363 sqm, Storage space 251 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.01.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	75,610 €	80,112 €	1,199,000 €
Unit-ID: 1206 ***An der Naegleingasse*** **96450 Coburg**	A 2.52/1,000 co-ownership share with respect to plot 143/1 connected with special ownership ('Sondereigentum') of parking space no. 101 of the separation plan (*"Aufteilungsplan"*). The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	742 €	12,000 €
Unit-ID: 1207 **Spitalgasse 19** **96450 Coburg**	Office, bank and retail property with a residential element constructed in 1905 and extensively refurbished in 1985. Since smaller renovation works have taken place in the mean-time the subject property is generally in a good to very good condition. Moreover, the property is listed as a historic monument. The construction consists of brickwork with an old ornament facade. The property is a four storey building with a pitched roof. All floors have access to an elevator from the back side entrance of the property. The mixed use property incorporates office space, bank hall, a retail unit on ground floor as well as a residential unit. Currently, more than 50% of the office space is vacant. All floors could be let separately. However, it would only be possible to enter the upper stories from the back side entrance. Due to its location it is possible to convert the bank hall to retail space. Technical systems are generally in good condition and include a connection to the district heating network, a ventilation system and air conditioning. A parking place is located behind the subject property. The net lettable area of the property comprises: Office space 693 sqm, Bank Hall 327 sqm, Retail space 106 sqm, Storage space 279 sqm, Residential space 102 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.03.2007 and 30.06.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	157,124 €	203,627 €	3,232,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1217 **Maximilianstraße 9 93047 Regensburg**	Office, bank and retail property, constructed in 1950 and last refurbished in 1991. 4-storey building with one underground floor, used for storage space. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a sprinkler system. The bank hall can be accessed directly from Maximilianstraße as well as from Dr. Wunderle Straße, the office units can also be accessed from both streets. The property is currently let to four tenants. 14% of the lettable area is vacant. The property is provided with a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 3,241 sqm, Bank Hall 432 sqm, Retail space 399 sqm, Storage space 571 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.10.2005 and 30.09.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	428,272 €	396,395 €	6,374,000 €
Unit-ID: 1301 **Schubartstr. 13 73430 Aalen**	Office and bank property, built in 1983 and refurbished in 1994, 5-storey building with external parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently fully let to two tenants. Upon inspection the property and its technical facilities' appeared to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1993). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. A subdivision per floor in two letting units is not possible due to the localisation of the toilet facilities on only one side of the building. The net lettable area of the property comprises: Office space 1,739 sqm, Bank Hall 574 sqm, Storage space 428 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 30.09.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	193,451 €	161,982 €	2,497,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1304 **Milchstr. 2 / Strohstr. 9 73728 Esslingen**	Office and bank property comprising two attached 4-storey building. One building of the property, which is listed as an historic monument, was constructed in the 13th century and rebuilt in 1701 after it was destroyed. In 1987 a second building was built. Underground parking facilities are provided on the site. The old part of the property is a timber-framed building with a pitched roof whereas the structure of the new building is reinforced concrete also with a pitched roof. The subject property is currently let to Deutsche Bank. The vacancy rate is 42.6%. The property and its technical facilities appeared to be in good condition. The central heating is fired by gas (from 1986). The bank hall is fitted with an air conditioning system. The building can be subdivided and let on floor by floor basis, but at the current status of the building the occupier of the ground floor needs to use the toilet facilities on the basement. A subdivision in more than one letting unit per floor is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,801 sqm, Bank Hall 512 sqm, Storage space 644 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	166,820 €	210,422 €	2,835,000 €
Unit-ID: 1305 **Karlstraße 13 88045 Friedrichshafen**	Office, bank and residential property, constructed in 1954 and refurbished in 1994, 5-storey building with a basement as well as garages and surface parking spaces in the rear courtyard. The building structure is brickwork with a plastered facade and a pitched roof. The property is in good condition. The building can be accessed from Karlstrasse and via a side entrance. The property is currently let to 3 tenants, 26% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the central heating (construction year 1993) is fired by gas. The bank hall areas are fitted with a fire alarm system and an air conditioning system. A subdivision into more than three letting units is not possible without reconstructions due to missing toilet facilities on the first floor (DB) and on the third floor, in the current status a subdivision of the bank hall areas on a floor by floor basis is also difficult due to an integrated accessibility core. The net lettable area of the property comprises: Office space 858 sqm, Bank Hall 348 sqm, Storage space 285 sqm, Residential space 141 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 31.05.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	105,786 €	125,537 €	1,850,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1310 **Moltkestr. 6-8** **74072 Heilbronn**	Office and bank property with a residential element, constructed in 1954/1988 comprising two building sections. It is a 4-storey building with one underground floor, which is used for storage space. The main roof (old part) is pitched. The property is currently under reconstruction. The property is currently let to two tenants. 41% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with a central heating fired by gas. Warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 1,771 sqm, Bank Hall 868 sqm, Storage space 611 sqm, Residential space 121 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 31.03.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	194,893 €	306,094 €	4,504,000 €
Unit-ID: 1313 **Marienplatz 37** **88212 Ravensburg**	Office and bank property, constructed in 1911 and refurbished in 1998, 5-storey building with a basement. The roof is pitched and clad with schist. The property is well maintained and in very good internal and external condition. The main entrance of the property is on Marienplatz, the staircase can be accessed by a side entrance. The property is fully let to DB. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The central heating is fired by gas. Under the current status the property is not separately lettable on floor by floor basis due to missing toilet facilities on the ground and third floor, but can be subdivided into 4 letting units. Due to the information provided to us the property is not listed as an historic monument. The net lettable area of the property comprises: Office space 445 sqm, Bank Hall 169 sqm, Storage space 289 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenants are responsible for internal repair plus operating expenses.	109,105 €	98,619 €	1,756,000 €
Unit-ID: 1314 **Gartenstr. 33** **88212 Ravensburg**	Office and retail property, constructed in 1991. 4-storey building with internal and external parking facilities. The roof is pitched and partly flat. The property is well maintained and in very good internal and external condition. The main entrance and two side entrance points are on Gartenstrasse. The property is nearly fully let to several tenants, Schwäbische Zeitung which occupies 38% of the total lettable area, DB with 13.6%, LK Ravensburg with 21%, Tolatec with 14% and Kalisto with 11 %. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The central heating is fired by gas. Under the current status the property can be subdivided into 5 letting units, assumed that the tenant on the ground floor will use the toilet facilities in the basement. The net lettable area of the property comprises: Office space 1,747 sqm, Retail space 238 sqm, Storage space 202 sqm. The property was inspected on January 18, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3,5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	192,523 €	149,336 €	2,404,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1317 **Ledergasse 8** **73525** **Schwäbisch** **Gmünd**	Office and bank property, built in 1971 and refurbished in 1996, 4-storey building with internal parking facilities. The structure is reinforced concrete with flat roof. The subject property is currently fully let to four tenants. The vacancy rate is 24.3%. The property and its technical facilities seem to be in an average condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1995). The building can be subdivided and let on floor by floor basis, assuming that the occupier of the ground floor uses toilet facilities located in the basement. A subdivision per floor in more than one letting unit is not possible due to the localization of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,462 sqm, Bank Hall 346 sqm, Retail space 65 sqm, Storage space 291 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	144,026 €	139,153 €	1,897,000 €
Unit-ID: 1325 **Bahnhofstr. 44** **78532** **Tuttlingen**	Office and bank property, built in 1990, 3-storey building with internal parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let to Deutsche Bank. The vacancy rate is 7%. Upon inspection the property and its technical facilities appeared in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1989). The building can be subdivided and let on floor by floor basis, assumed that the occupier of the ground floor will use the toilet facilities in the basement. A subdivision by floor into more than one letting unit is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 676 sqm, Bank Hall 373 sqm, Storage space 254 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	119,090 €	89,013 €	1,428,000 €
Unit-ID: 1326 **Münsterplatz 33** **89073 Ulm**	Office, bank and retail property, constructed in 1993, 5-storey building with two underground floors which are mainly used for storage space. The building structure is reinforced concrete and the roof is pitched. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, Ehinger & Schwarz, Parfümerie, Verband der Metallindustrie, Bahmann). 6% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has a central heating fired by gas. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,094 sqm, Bank Hall 437 sqm, Retail space 148 sqm, Storage space 888 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	465,511 €	447,152 €	7,518,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1403 **Hauptstr. 6** **59755** **Arnsberg**	Office and bank property, constructed in 1989, 4-storey building with two underground floors partly used as parking area. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is from Hauptstrasse and the other tenant is accessible from a side entrance. The property is currently let to two tenants (DB and Brinkschulte GmbH & Co.KG). 28% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The property has a central heating fired by gas, warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities in the basement. The vacant areas have to be slightly refurbished before letting. The net lettable area of the property comprises: Office space 1,371 sqm, Bank Hall 538 sqm, Storage space 476 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date. (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties.) The other lease contract will expire on 31.07.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	139,486 €	173,630 €	2,567,000 €
Unit-ID: 1406 **Hindenburgstr. 21-25** **51643** **Gummersbach**	Office and bank property, 5 storey building with underground parking facilities constructed in 1983. The building has a stone clad facade with flat roof, the condition being commensurate with the building's age. The building is heated by gas central heating. The property is provided with electricity, water and sewerage. It has two stairways and three elevators. The bank hall is situated on the ground floor, floors one to four have office accommodation and two basement storeys accommodate storage space as well as 31 car parking spaces. The property is let to three tenants, including Deutsche Bank. As at the date of inspection office space on floor 2 was completely vacant. In total 15.58% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 1,912 sqm, Bank Hall 605 sqm, Storage space 380 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.01.2006 and 31.08.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	263,752 €	250,018 €	3,476,000 €
Unit-ID: 1408 **Bahnhofstr. 1-3** **58095 Hagen**	Office and bank property, built in 1993, 7-storey building with internal parking facilities. The building structure is reinforced concrete with a flat roof. The bank hall is accessible at the corner of Bahnhofstrasse and Neumarktstrasse. The retail unit has a separate entrance at Neumarktstrasse. The subject property is currently let to two tenants, Deutsche Bank who occupies 44% of the total lettable area and Mark E AG with 19% of the total lettable area. The vacancy rate is 26%. Upon inspection the property and its technical facilities appeared in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1992). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 3,561 sqm, Bank Hall 952 sqm, Retail space 94 sqm, Storage space 1,099 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 30.04.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	448,566 €	302,434 €	4,260,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1413 **Blumenstraße 33-37** **42853 Remscheid**	Office and bank property, built in 1975/1985, 4-storey building with external parking facilities. The bank hall has been refurbished in 2004. The building structure is reinforced concrete with a flat roof. The subject property is currently let to four tenants. The vacancy rate is 22%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1987). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,525 sqm, Bank Hall 674 sqm, Storage space 541 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	261,841 €	195,319 €	2,607,000 €
Unit-ID: 1414 **Konrad-Adenauer-Str. 2** **42651 Solingen**	Office and bank property, which was constructed in 1986, is a 6-storey building with two underground floors which are mainly used for storage and parking space. The building structure is reinforced concrete and the roof is pitched. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, VGF, VSV, E-Plus, Albrecht). 10% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has a central heating fired by gas. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,633 sqm, Bank Hall 650 sqm, Storage space 580 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.05.2012. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	196,693 €	246,561 €	3,459,000 €
Unit-ID: 1418 **Friedrich-Engels-Allee 426** **42283 Wuppertal**	Office and bank property, 2 storey building constructed in 1952 and refurbished in 1990, with a reinforced concrete construction, brick walls and a flat roof. The building has central heating (district heating). On the ground floor the building accommodates service counter area with ancillary office space. There are vacant office premises on the upper floor, accessible via a separate entrance and stairway, as well as large vacant storage facilities on basement level. There is no elevator. A division of vacant space is not feasible due to the building's layout. The property has 3 parking garage spaces and 31 external parking spaces. The building is in satisfactory condition and meets average standards. The bank hall has some conversion potential to retail use. However, due to the property's unfavourable retail location and the small shop windows achievable retail rents are comparatively low. The building is currently let under the terms of one lease contract agreement (Deutsche Bank). In total 23.24% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 533 sqm, Bank Hall 473 sqm, Storage space 744 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has as fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	112,715 €	94,119 €	1,240,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1419 **Rathausstraße 14** **42349 Wuppertal**	Office, bank and residential The property is situated on a downward sloping plot and accommodates two building sections: The old part, a listed 2 storey building of brick construction with a pitched roof and built in 1882. The new part, a modern annex with a flat roof, constructed in 1980. On the ground floor both parts of the building share office and bank hall accommodation. The property has internal and external car parking facilities. The upper floors are accessible via a separate entrance. The first floor and second floor in the old part of the building consist of residential accommodation. The new part of the building — basement storeys one and two, consists of further residential accommodation as well as storage space. Those storeys are accessible via an entrance located at the back of the building. The quality of the commercial as well as the residential accommodation is basic. The property is heated by gas central heating. The property is currently let to Deutsche Bank and two residential tenants. In total 10% of the net lettable space are vacant. The net lettable area of the property comprises: Office space 133 sqm, Bank Hall 289 sqm, Storage space 222 sqm, Residential 243 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31. 10.2005 and 31.01.2006. The lease contracts are standard market lease.	64,901 €	49,776 €	664,000 €
Unit-ID: 1420 **Friedrich-Ebert-Straße 1-3** **42103 Wuppertal**	Office, bank and storage property comprising 2 main building sections with 6 storeys each. They are interlinked via a 2 storey annex accommodation part of the bank hall. The property has a reinforced concrete construction, flat roof and a glass/metal frame clad facade. The property forms part of a group of three properties distributed around a central courtyard. The property is constructed as a corner building with underground parking facilities. The buildings were constructed in 1962 & refurbished in 1982. They are generally in good condition. The property has 8 elevators & 3 stairways. Floors 2, 3 and 5 are partly vacant. There is some potential to subdivide office space into 2 letting units per floor. The ground floor has some conversion potential to a large retail unit, however, due to the property's secondary retail location achievable retail rents would be comparatively low. The property has district heating and air conditioning. The main entrance to the bank hall faces Friedrich-Ebert-Strasse. The property is let to 3 tenants. 17% of the net lettable space is vacant. The net lettable area of the property comprises: Office space 9,049 sqm, Bank Hall 1,460 sqm, Storage space 1,527 sqm, Other space 8 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.10.2005 and 31. 12.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	856,724 €	753,507 €	9,669,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1422 **Kasinostraße 24-26 42103 Wuppertal**	Office property, 5 storey building constructed in 1957 and refurbished in 1999. The building has a reinforced concrete construction, flat roof and a glass/metal frame clad facade. It has central heating (district heating) and no ventilation system. The property is provided with electricity, water and sewerage. The building forms part of a group of three properties distributed around a central courtyard. The property lies adjacent to the buildings Friedrich-Ebert-Strasse 1-3 and shares underground parking facilities with the above buildings and the property Laurentiusstrasse 23a-25. The building has one stairway and two elevators. The underground parking spaces can only be accessed from Laurentiusstrasse. The property is generally in good condition. It is let to three tenants (incl. Deutsche Bank). Floors 2 to 4 are vacant. In total 68.92% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 1,925 sqm, Storage space 437 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.12.2005 and 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	62,667 €	121,530 €	1,142,000 €
Unit-ID: 1423 **Laurentius-Straße 23a-25 42103 Wuppertal**	Office property comprising a 7 storey office building built in 1987 forming part of a group of 3 properties distributed around a central courtyard. The property lies adjacent to the buildings Friedrich-Ebert-Strasse 1-3, also occupied by Deutsche Bank. The property is generally in good condition. It has a reinforced concrete construction, flat roof and a glass/metal frame clad facade. The building has central heating (district heating) as well as air conditioning. The property is provided with electricity, water and sewerage. The building has one stairway and two elevators. Floors 3 to 6 are connected with floors 2 to 5 of the property Friedrich-Ebert-Strasse 1-3. The building shares underground car parking facilities with the buildings Friedrich-Ebert-Strasse 1-3 and Kasinostrasse 24-26. Access to the parking facilities as well as to the office floors is from Laurentiusstrasse. The building is let to two tenants, namely Deutsche Bank and Diederichs Projektmanagement. Floors 2 to 4 inclusive are vacant. In total 68.92% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 2,191 sqm, Storage space 414 sqm, Other space 4 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 30.05.2008. The other lease contracts expire between 31.01.2006 and 31.1.2.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	58,500 €	139,488 €	1,348,000 €
Unit-ID: 1424 **Laurentius-Straße 31-33 42103 Wuppertal**	The property comprises a plot of 494 m^2 with 18 external parking spaces and is separate from the three properties Friedrich-Ebert-Strasse 1-3, Laurentiusstrasse 23-25 and Kasinostrasse 24-26. The property is covered with asphalt and is bordered by buildings on three sides. It is fenced and can only be accessed through a gate. The car parking spaces are currently let to three tenants (incl. Deutsche Bank). The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	2,055 €	2,055 €	28,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1506 **Spremberger Str. 18** **3046 Cottbus**	Office and bank property, constructed in 1870 (refurbished in 1997), 4-storey building with one underground floor which is mainly used as storage space. The building structure is brickwork with natural stone cladding on the ground floor. The roof is pitched. The property condition seems to be commensurate with its age. The property is currently let to one tenant (DB). 44% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a long-distance heating. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 920 sqm, Bank Hall 251 sqm, Storage space 196 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to three tenants. The lease contract with Deutsche Bank has as fixed lease expiry date 30.05.2008. The other lease contracts expire between 30.09.2007 and 31.12.2014. The lease contracts are standard market lease contracts. Tenants are responsible for operating expenses.	48,660 €	77,226 €	850,000 €
Unit-ID: 1511 **MarkT21** **18273 Güstrow**	Office, bank and residential property, constructed in 1890 (refurbished in 1998), 4-storey building with one underground floor which is mainly used for storage space. It consists of an old and a new part. The building structure is brickwork and reinforced concrete. The roof is pitched. Furthermore the subject property comprises an additional site with expansion potential. The property condition seems to be commensurate with its age. The property is currently let to five tenants (DB and residential tenants). 48% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a central heating fired by gas. As it is the building can be subdivided and let on floor by floor basis as well as on an old and new part basis. The net lettable area of the property comprises: Office space 821 sqm, Bank Hall 291 sqm, Storage space 56 sqm, Residential space 297 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to 5 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	66,821 €	85,053 €	1,054,000 €
Unit-ID: 1513 **Domplatz 11/Westendorf 37a** **28820 Halberstadt**	Office and bank property built in 1902 and refurbished in 1996. It is listed as an historic monument and a representative building. Due to its renovation in 1996 the subject property is in a good condition. The property contains an elevator serving all floors. The former bank hall on the ground floor has a height of approx. 4 metres which appears not to be adequate for retail use. In addition to this the main entrance of the bank hall is only accessible via a staircase and the side entrance is hidden, which excludes retail use. The subject property comprises 14 parking spaces at present used by the neighbour 'Sparkasse' and an escalator serving every floor. The net lettable area of the property comprises: Office space 727 sqm, Bank Hall 200 sqm, Storage space 516 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts expire between 31.08.2005 and 28.02.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	18,034 €	54,876 €	335,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	*Tenure:* Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1531 **Am Markt 16/17 Mecklenb. 3 23966 Wismar**	Office and bank property, a classical building, constructed in 1914 (refurbished in 1993), 4-storey building with one underground floor which is mainly used for storage space. The building structure is brickwork. The roof is pitched. It is listed as an historic monument. Any demolition, alteration, change of use or any erection of a building requires a permit by the city. The property condition seems to be commensurate with its age. The property is currently let to two tenants (DB and a tenant for a garage). 45% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with central heating fired by gas. As it is the building can be subdivided and let on floor by floor basis. The net lettable area of the property comprises: Office space 473 sqm, Bank Hall 265 sqm, Storage space 262 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause). The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	42,827 €	64,047 €	852,000 €
Unit-ID: 1807 **Falkeplatz 2 9112 Chemnitz**	Office and bank property in a relatively good condition due to its renovation in the last 15 years and incorporates four upper floors, ground floor and basement. Originally constructed around 1926 the subject property is listed by UN monument protection. Due to its character and location a retail use is not recommended. The property is partly let with approx. 50% of the office space being vacant. Some space in the fourth floor is not completely finished. Every floor can be reached by two elevators. Technical systems are in a relatively good condition and include connection to the district heating network but no ventilation system. Due to the elevators and two staircases it is possible to let each floor independently as well as to split up areas on each floor which has already been done. There are external parking facilities in front of and behind (separated by an electrical barrier) the subject property. Customers of the bank can find enough parking places in front of the subject property. The net lettable area of the property comprises: Office space 4,485 sqm, Bank Hall 944 sqm, Storage space 862 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to 12 tenants (including parking places) with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	306,695 €	418,335 €	4,352,000 €
Unit-ID: 1810 **Großer Bruhl 2 7607 Eisenberg**	Office and bank property constructed in 1883 and refurbished in 1994. The subject property consists of basement, ground floor and two upper floors. The property consists of one entrance point and one stairway only. There is no elevator. This situation makes re-letting to more than one tenant difficult. Beside a gas heating system from the early 1990s the subject property has no cooling or air conditioning system. Deutsche Bank is the only tenant of the subject property with the lease contract expiring in December 2007. We have discovered a certain degree of damp in the basement. The net lettable area of the property comprises: Office space 306 sqm, Bank Hall 116 sqm, Storage space 147 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contract with Deutsche Bank has as fixed lease expiry date 30.05.2008. The lease contract is a standard market lease.	38,998 €	24,638 €	250,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1811 **Bahnhofstraße 101** **99084 Erfurt**	Office and bank property, 5 storey building constructed in 1922 and refurbished in 1997. It comprises ground floor bank hall, office and storage use on the upper floors and ancillary external parking space. The building has a reinforced concrete structure with natural stone cladding and is generally in satisfactory condition. The building has central heating (district heating) and an air conditioned ground floor bank hall. Access to the parking facilities is from Juri-Gagarin-Ring, as is to the office floors via a three side entrances and stairways. A further entrance to the bank hall and the office space is via Bahnhofstrasse. The building only has one elevator. Deutsche Bank is the only tenant in the building. Floors 2 and 3 are vacant. The third floor, due to its unfavourable layout, can only be let as storage space. Due to the poor accessibility through the specific location of stairways a subdivision of the office space into smaller letting units is difficult and would be a significant investment. In total 35.85% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 2,425 sqm, Bank Hall 871 sqm, Storage space 1,801 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates of 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	260,492 €	262,127 €	3,479,000 €
Unit-ID: 1813 **Humboldtstr. 26** **7545 Gera**	Office and bank property is in a good condition following refurbishment in 1997 incorporating two upper floors, ground floor and basement. Originally constructed around 1900 many old elements have been maintained successfully. Moreover, the property is listed as an historic monument. Due to its character and location, retail use is not recommended. The property is fully let and has one elevator which can be accessed from the side entrance to get to all floors. Technical systems are in a very good condition and include connection to the district heating network and a ventilation system. Due to the elevator and two staircases it is possible to let each floor independently. There are external parking facilities beside and behind the subject property which are separated by an electrical barrier. Customers of the bank find a few parking places in front of the subject property. The net lettable area of the property comprises: Office space 737 sqm, Bank Hall 567 sqm, Storage space 164 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a fixed lease expiry date of 31.05.2015. The other lease contract expires on 31.07.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	127,483 €	112,933 €	1,663,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1815 **Berliner Str. 62 / Friedrichsstr 02826 Gorlitz**	Office, retail and residential property, built in 1922 and completely refurbished in 1997. 5-storey building. The building is listed as an historic monument. Its structure is brickwork with plastered walls and has a pitched roof. The subject property is currently let to four tenants. The vacancy rate is 35,4%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The ground floor is fitted with a ventilation system. The building can be let on a floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The first to third floor can be subdivided into four letting units each. The net lettable area of the property comprises: Office space 915 sqm, Rental space 1,064 sqm, Storage space 98 sqm, Residential space 627 sqm, Other space 18 sqm. The property was inspected on December 29, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts expire between 31.12.2005 and 31.05.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	215,166 €	187,644 €	2,286,000 €
Unit-ID: 1819 **Marktplatz 19 6108 Halle / Saale**	4-storey, listed office and bank property built in 1933 and refurbished in 2000 situated in an urban refurbishment area. Representative building facing historic market place in Halle. In addition to this the whole property is served by an elevator. At present the ground floor area has been converted to a bank unit let to Sparda Bank. The net lettable area of the property comprises: Office space 611 sqm, Bank Hall 315 sqm, Storage space 487 sqm, Other space 6 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts expire between 31. 05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 30.05.2023. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	71,063 €	145,225 €	1,863,000 €
Unit-ID: 1823 **Hanserling 7 6108 Halle / Saale**	Office and retail property built in 2000. 4 storey building behind historic listed facade. In general the subject property is in an excellent condition. The net lettable area of the property comprises: Office space 276 sqm, Retail space 106 sqm, Storage space 481 sqm, Other space 8 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts expire between 31.12.2006 and 31.05.2023. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	86,503 €	116,664 €	1,826,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1826 **Schloßgasse 20** **7743 Jena**	Office, bank and retail property with a residential element refurbished in 1995. 3 storeys comprising two building sections — constructed around 1900, and in the early 1960s. The attic floor of the old part is in a poor internal condition. About one quarter of the office space is vacant. The subject property has one elevator which can be accessed from all floors, which means that all floors can be let separately. An elevator for disabled persons connects the pavement with the bank. Technical systems are commensurate with the date of refurbishment and include a ventilation system. There are external parking facilities beside the subject property which are separated by an automatic barrier. The net lettable area of the property comprises: Office space 1,189 sqm, Bank Hall 126 sqm, Retail space 125 sqm, Storage space 188 sqm, Residential space 95 sqm. The property was inspected on February 02, 2005.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	116,193 €	129,153 €	1,828,000 €
Unit-ID: 1841 **Frauentorstraße 3** **99423 Weimar**	Office and bank property with a residential element. 4 storey listed building constructed in 1904 and refurbished in 1992, with ground floor bank and retail space, office use on first and second floor and three residential units on the third floor. The building has natural stone cladding, pitched roof and is in good condition. It has one main stairway and one elevator. However, this elevator is only accessible via the bank hall. The building has a separate gas heating unit on each floor and no ventilation system. The property is provided with electricity, water and sewerage. Upon inspection it was established that the property is currently let to 5 tenants (incl. Deutsche Bank). The previously vacant area on the second floor has been let to an office for local culture (Kulturstiftung Weimar). The terms and the duration of this lease are not known. Considering this new lease agreement, the property currently has a vacancy of 1.1%. The net lettable area of the property comprises: Office space 565 sqm, Bank Hall 94 sqm, Retail space 99 sqm, Storage space 118 sqm, Residential space 311 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.07.2005 and 30.09.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	65,014 €	102,006 €	1,422,000 €
Unit-ID: 1846 **Hanseling 6** **6108 Halle / Saale**	Retail property with office and residential elements constructed in 2000 arranged over 4 storeys, mostly occupied by Peek & Cloppenburg a textile department store, paying €12.30/m^2 per month. Accessible from the Leipziger Strasse, the most frequented retail pitch in Halle. The subject property is 95% occupied at present. Underground parking facilities which are part of the subject property and fully occupied. The net lettable area of the property comprises: Office space 378 sqm, Retail space 4,980 sqm, Storage space 1 sqm, Residential space 180 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to 31 tenants (including parking places) with some vacancy. The lease contracts expire between 31. 05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 15.06.2030. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	752,063 €	751,687 €	12,660,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1847 **Hanserling 8** **6108 Halle / Saale**	Retail, office and residential property built in 2000. 4 storey building constructed behind historical listed façade. 66% occupied. Ground floor retail store is currently vacant. The 1st and 2nd floor comprise office space and is fully occupied by consultants, attorneys and an insurance company. In addition to this the building is connected via a lockable door to the neighbouring buildings 6 and 7 as well as the underground parking facilities which are part of the property "Hansering 6" (fully occupied). In general the subject property is in an excellent condition. The net lettable area of the property comprises: Office space 167 sqm, Retail space 201 sqm, Storage space 11 sqm, Residential space 172 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	43,237 €	55,622 €	837,000 €
Unit-ID: 4008 **Mullerstraße 55 A** **13349 Berlin-Wedding**	Retail and residential property built in 1965 comprises a mixed use building which is almost fully let. The structure is brickwork with a plastered front, flat roof and single glazing windows with wooden frames. The retail accommodation on the ground floor is currently let to Video World. Two office units are situated on the first floor. The second to fifth floors are used for residential purposes (two flats per floor). Upon inspection the residential units were fitted out to a modest standard. The property also comprises 9 garages, 10 car ports and 2 external parking places. The property is provided with electricity, water and sewerage. The central heating is fired by oil. The property is not fitted with a ventilation system. The exterior and the interior of the building as well as technical installation are in very poor condition. The subject property is mainly let on short term lease contract basis. The net lettable area of the property comprises: Retail space 328 sqm, Residential space 436 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently let to 19 tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	77,947 €	95,104 €	1,599,000 €
Unit-ID: 418 **Bahnhofstr. 5/7** **59065 Hamm**	Office and bank property constructed in 1949 and refurbished in 1986. It is a 4-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The internal parking spaces are located in the basement. The property is currently let to 2 tenants. The vacancy rate is 34%. The main building structure is of reinforced concrete and brickwork. The main Façade is cased with natural stone cladding. The roof is flat. There is one lift and one goods lift as well as one staircase providing access to the building. The property condition seems to be commensurate with its age. Apart from the areas let to Deutsche Bank the fit out of the offices are of a low to medium standard. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was especially built for Deutsche Bank. The property is fitted with a central heating system connected to the district steam network. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 764 sqm, Bank Hall 601 sqm, Storage space 517 sqm, Residential space 93 sqm. The property was inspected on January 13, 2005.	Partial Ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date of 31.05.2015. The other lease contract expires on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	128,010 €	139,177 €	1,885,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 513 **Mainzer Str. 2** **65428 Rüsselsheim**	Office and bank property constructed in 1951 and refurbished in 1986. 4-storey building, part of a combined property (Marktplatz 1-2) and not currently usable as a single unit (shared facilities). The main technical facilities are located in the basement area with additional cooling units placed on the roof. The external parking spaces are located at the back of the building. The property is currently let to 2 tenants (DB and Trinkhaus), the vacancy rate is 26%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. There is one lift and one main staircase (Marktplatz 1-2). The property condition seems to be commensurate with its age. Excepting the areas of Deutsche Bank the fit out standard of the offices is low. The ventilation and cooling system were purpose built for Deutsche Bank. The property is fitted with gas central heating. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 567 sqm, Bank Hall 238 sqm, Storage space 240 sqm. The property was inspected on December 14, 2004.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has fixed lease expiry date 31.05.2015. The other lease contract expires on 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	66,348 €	76,105 €	898,000 €
Unit-ID: 1110 **Rohrbacher Str. 3** **69115 Heidelberg**	The subject property comprises a partially owned car park. 39 car parking spaces located on third basement are condominium owned. Upon inspection the property appeared in a moderate state of repair. The property was inspected on January 07, 2005.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause). The other lease contracts expire on 31.05.2005 and 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for operating expenses.	604 €	2,417 €	37,000 €
Unit-ID: 1302 **Marktstr. 30** **72458 Albstadt**	Office and bank property, constructed in 1987, 4-storey building with internal and external parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is fully let to two tenants. The vacancy rate is 31%. Upon inspection the property and its technical facilities appeared in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 2002). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. A subdivision per floor in two letting units is not possible due to the position of the toilet facilities on only one side of the building. The net lettable area of the property comprises: Office space 2,213 sqm, Bank Hall 523 sqm, Storage space 557 sqm. The property was inspected on January 21, 2000.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 31.08.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	175,320 €	197,334 €	2,520,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1407 **Am Widey** **58095 Hagen**	The multi-storey car park was built in 1965 and comprises 15 parking spaces. The remaining car parking spaces are let to various tenants/owner occupiers of the surrounding residential buildings. Upon inspection the subject property was only accessible on a limited basis, although appeared in a good state of repair. The property was inspected on February 13, 2004.	Partial ownership. The property is currently fully vacant.	0 €	5,364 €	62,000 €
Unit-ID: 404 **Betenstr. 11-15** **44137 Dortmund**	Office and bank property comprising two attached 4-storey buildings constructed in 1909: The façade of one of the buildings is listed as an historic monument. The internal areas of the building have been completely refurbished in 1987. The second building was constructed in 1997 and adjoins the original property. External parking facilities are provided on the site. The subject property is fully let to Deutsche Bank. The buildings can be subdivided on a floor by floor basis. The building structure is not suitable for retail use due to its difference in height from the street to the ground floor of approx. 2.50m. Upon inspection the property and its technical facilities appeared to be in good condition. The bank hall is fitted with an air conditioning system. The net lettable area of the property comprises: Office space 1,813 sqm, Bank Hall 735 sqm, Storage space 827 sqm. The property was inspected on December 13, 2004.	Mixed freehold and short HBR expiring 31.12.2030. Annual ground rent 10,179 €. The property is currently let to a single tenant. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	416,395 €	276,425 €	4,174,000 €
Unit-ID: 510 **Kölnische Str. 13** **34117 Kassel**	Office and bank property, constructed in 1947 and refurbished in 1987, 5-storey building with parking facilities in the basement. The building structure is reinforced concrete with curtain wall with natural stone, metal and plastic cladding. The roof is flat and has been refurbished 4 years ago. The property is commensurate with its age. The bank hall can be directly accessed from Kolnische Strasse, the underground parking level is accessible via the inner courtyard. The property is currently let to 5 tenants, 37% of the total lettable area is vacant. The property is provided with electricity, water and sewerage. The areas leased by DB have been fitted with an air conditioning system and fire alarm systems. The central heating is fired by gas, warm water is provided by flow heaters. As it is the building can be subdivided into 6 letting units, assuming that the tenant on the ground floor uses the toilet facilities in the basement and that the areas will be refurbished. The net lettable area of the property comprises: Office space 3,136 sqm, Bank Hall 735 sqm, Storage space 722 sqm. The property was inspected on January 10, 2005.	Mixed freehold and short HBR expiring 06.03.2015. Annual ground rent 67,491 €. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	209,974 €	272,803 €	2,664,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	*Estimated* Net Annual Rent:	Net Market Value:
Unit-ID: 106 **Schulstr. 8** **48599 Gronau**	Office and bank property arranged over two storeys and comprising a bank hall on the ground floor which is at present 100% occupied by Deutsche Bank. Due to its age the property (built 1974) is in an average external condition. In general the property is in average overall condition and appears to have below average marketability due to its age as well as its fit-out. The upper floor is neither equipped with air conditioning nor a fire alarm system and doesn't reflect the current office standards. The net lettable area of the property comprises: Office space 523 sqm, Bank Hall 454 sqm, Storage space 220 sqm. The property was inspected on January 17, 2005.	Long HBR expiring 31.05.2071. Annual ground rent 8,181 €. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties.) The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	69,576 €	91,925 €	944,000 €
Unit-ID: 1209 **Fischerstr. 19 /** **Zwingerstr.** **87435 Kempten**	Office, bank and retail property, constructed in 1995, comprising two 4-storey buildings which are connected by an underground parking level. The building structure is brickwork with plastered walls and glass façade. The roof is in part pitched and partly flat. The DB, Sistex and Pohla are accessible from Fischerstrasse. The other retail areas as well as the underground parking spaces are accessible from Zwingerstrasse. The property is currently let to 13 tenants, whereby 3 tenants have let the only parking spaces. The vacancy rate of the property is 27%. The property is provided with electricity, water and sewerage, the central heating is fired by gas. As it is the property can be subdivided into 13 letting units, assuming the tenant of the areas currently leased by DB uses toilet facilities located in the basement. The net lettable area of the property comprises: Office space 2,079 sqm, Bank Hall 519 sqm, Retail space 493 sqm, Storage space 537 sqm. The property was inspected on January 18, 2005.	Long HBR expiring 31.12.2091. Annual ground rent 136,160 €. The property is currently let to 13 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	361,570 €	301,384 €	2,811,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 902 **Hauptstraße 177** **51465** **Bergisch-Gladbach**	Office and bank property with a residential element, 4 storey brick clad building, partly with a pitched roof, partly with a flat roof. It comprises a service counter area on an elevated ground floor which is accessed via stairs, office space on the first floor, office space as well as one residential unit on the second floor and storage space on the third floor as well as in the basement. The property only has one stairway. The building was constructed in 1953. The service counter area has been recently refurbished. The building has gas central heating. The bank area is air conditioned. The building and its technical facilities appear to be in good condition. The property is currently let to two tenants (incl. Deutsche Bank). The office space on the first and second floor is completely vacant. The storage space on the third floor as well as in the basement is partly vacant. In total 25.39% of the net lettable space is currently vacant. According to the information provided to us the subject property is subject to a hereditary building right. The net lettable area of the property comprises: Office space 169 sqm, Bank Hall 329 sqm, Storage space 255 sqm, Residential space 90 sqm. The property was inspected on January 13, 2005.	Short HBR expiring 31.07.2027. Annual ground rent 13,032 €. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.09.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	55,415 €	65,698 €	575,000 €
Unit-ID: 1218 **Juliuspromenade 66** **97070** **Würzburg**	Office and bank property with retail element constructed in 1970 and generally in a good condition. The construction consists of reinforced concrete. The property is a four storey building plus attic floor with a pitched roof. All floors have access to two elevators from both sides of the property. The mixed use property incorporates office space, bank hall and two retail units on ground floor. Currently, less than 10% of the office space is vacant. However, Deutsche Bank plans to reduce its space. All floors can be let separately. It is further possible to split all floors into two parts. Due to its location it is possible to convert the bank hall to retail space. Technical systems are commensurate with its age and include a connection to the district heating network and an air conditioning system. An underground car parking garage with 14 places is located in the basement. The net lettable area of the property comprises: Office space 1,186 sqm, Bank Hall 517 sqm, Retail space 101 sqm, Storage space 281 sqm. The property was inspected on January 04, 2005.	Short HBR expiring 30.04.2043. Annual ground rent 23,775 €. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates of 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.05.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	246,834 €	271,300 €	3,441,000 €

Part II: Valuation Report relating to the Belfry Portfolio

Direct tel: 020 7643 6300
Direct fax: 020 7643 6303/6304
E-mail: Paul.wolfenden@dtz.com
Your ref:
Our ref:

14 December 2005

Eurocastle Investment Limited
Borough House
Rue du Pré
St Peter Port
Guernsey GY1 3RH

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York
NY 10105

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Dear Sirs

1 Introduction

In accordance with instructions received from Eurocastle Investment Limited ("the Company"), we, DTZ Debenham Tie Leung, Chartered Surveyors, have considered the properties referred to in the attached schedule (the "Schedule"), in order to advise you of our opinion of the Market Value as at 1 October 2005, of the freehold interests in each of the properties (the "Properties"). This report is dated 14 December 2005.

2 Inspections

The Properties were inspected during August 2005 by Members of the DTZ European Valuation Team.

3 Compliance with Appraisal and Valuation Standards and The Prospectus Rules

We confirm that the valuations have been made in accordance with the appropriate sections of both the current Practice Statements ("PS"), and United Kingdom Practice Statements ("UKPS") contained within the RICS Appraisal and Valuation Standards, 5th Edition (the "Red Book") as well as the Prospectus Rules published by the Financial Services Authority.

4 Status of valuer and conflicts of interest

We confirm that we have undertaken the valuations acting as External Valuers as defined in the Red Book, qualified for the purpose of the valuation.

As you are aware, we valued four of the Properties in the past on behalf of the Company for acquisition purposes.

In accordance with RICS guidelines, we must disclose that we do have historic and ongoing involvement with Fortress Investment Group (UK) Ltd, which you are aware of. However, these instructions are in relation to our normal course and field of business and we do not consider that they have any impact on this instruction.

5 Purpose of the valuation report

We understand that this valuation report and schedule (the "Valuation Report") are required firstly, in connection with the acquisition of the Properties by the Company and secondly, for inclusion in a prospectus concerning the admission of the ordinary shares in the Company to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities (the "Purpose of this Valuation Report").

6 Disclosures required under the provisions of UK Practice Statement 5.4

6.1 Previous valuations of the Properties for the Purpose of the Valuation Report

The Properties have not been valued previously by DTZ Debenham Tie Leung for the same purpose as the Purpose of this Valuation Report.

6.2 Fee income from Eurocastle Investment Limited

DTZ Debenham Tie Leung is a wholly owned subsidiary of DTZ Holdings plc (the "Group"). In the Group's financial year to 30 April 2005, the proportion of total fees payable by Eurocastle Investment Limited to the total fee income of the Group was less than 5 per cent. It is not anticipated that the total fees payable by Eurocastle Investment Limited will exceed 5 per cent for the year to April 2005.

7 Basis of valuation and net annual rent

7.1 Market Value

The value of each of the Properties has been assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards. In particular, we have assessed Market Value in accordance with Practice Statement 3.2. Under these provisions, the term "Market Value" means "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In undertaking our valuations on the basis of Market Value we have applied the interpretive commentary which has been settled by the International Valuation Standards Committee and which is included in PS 3.2. The RICS considers that the application of the Market Value definition provides the same result as Open Market Value, a basis of value supported by previous editions of the Red Book.

7.2 Net annual rent

The net annual rent for each of the Properties is referred to in the Schedule. Net annual rent is defined in the Listing Rules as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the property and allowances to maintain it in a condition to command its rent".

The Schedule also includes the estimated net annual rent of each of the Properties. The estimated net annual rent is based on the current rental value of each of the Properties. The rental value reflects the terms of the leases where the Properties, or parts thereof, are let at the date of valuation. Where the Properties, or parts thereof, are vacant at the date of valuation, the rental value reflects the rent we consider would be obtainable on an open market letting as at the date of valuation.

7.3 Taxation and costs

We have not made any adjustments to reflect any liability to taxation that may arise on disposal, nor for any costs associated with disposals incurred by the owner. No allowance has been made to reflect any liability to repay any government or other grants, taxation allowance funding that may arise on disposals.

We have made deductions to reflect purchasers' acquisition costs.

8 Assumptions and sources of information

An assumption is stated in the Glossary to the Red Book to be a "supposition taken to be true" ("Assumption"). Assumptions are facts, conditions or situations affecting the subject of, or approach to, a valuation that, by agreement, need not be verified by a valuer as part of the valuation process. In undertaking our valuations, we have made a number of Assumptions and have relied on certain sources of information.

Where appropriate, the Company's advisers have confirmed that our Assumptions are correct so far as they are aware. In the event that any of these Assumptions prove to be incorrect then our valuations should be reviewed. The Assumptions we have made for the purposes of our valuations are referred to below: -

8.1 Title

We have not had access to the title deeds of the Properties, we have made an Assumption that the Properties have good and marketable freehold or leasehold title in each case and that the Properties are free from rights of way or easements, restrictive covenants, disputes or onerous or unusual outgoings. We have also assumed that the Properties are free from mortgages, charges or other encumbrances.

8.2 Condition of structure and services, deleterious materials, plant and machinery and goodwill

Due regard has been paid to the apparent state of repair and condition of each of the Properties, but we have not undertaken condition surveys, nor have we inspected woodwork or other parts of the structure which are covered, unexposed or inaccessible. We have made an Assumption that the Properties are free from any rot, infestation, adverse toxic chemical treatments, and structural or design defects.

We have not arranged for investigations to be made to determine whether high alumina cement concrete, calcium chloride additive or any other deleterious materials have been used in the construction or any alterations of any of the Properties. For the purposes of these valuations, unless otherwise informed by the Company's advisers, we have made an Assumption that any such investigation would not reveal the presence of such materials in any adverse condition.

No mining, geological or other investigations have been undertaken to certify that the sites of the Properties are free from any defect as to foundations. We have made an Assumption that the load bearing qualities of the sites of the Properties are sufficient to support the buildings constructed thereon. We have also made an Assumption that there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

No tests have been carried out as to electrical, electronic, heating, plant and machinery, equipment or any other services nor have the drains been tested. We have made an Assumption that all services to the Properties are functioning satisfactorily.

No allowance has been made in these valuations for any items of plant or machinery not forming part of the service installations of the Properties. We have specifically excluded all items of plant, machinery and equipment installed wholly or primarily in connection with the occupants' businesses. We have also excluded furniture and furnishings, fixtures, fittings, vehicles, stock and loose tools. Further, no account has been taken in our valuations of any goodwill that may arise from the present occupation of any of the Properties.

It is a condition of DTZ Debenham Tie Leung Limited or any related company, or any qualified employee, providing advice and opinions as to value, that the client and/or third parties (whether notified to us or not) accept that the Valuation Report in no way relates to, or gives warranties as to, the condition of the structure, foundations, soil and services.

8.3 Environmental matters

We have made enquiries in order, so far as reasonably possible, to establish the potential existence of contamination arising out of previous or present uses of the site and any adjoining sites.

Our enquiries, inspections and the Environmental Reports have provided no evidence that there is a significant risk of contamination in respect of any of the Properties. Accordingly, you have instructed us to make an Assumption that no contamination or other adverse environmental matters exist in relation to the Properties sufficient to affect value. Other than as referred to above, we have not made any investigations into past or present uses, either of the Properties or any neighbouring land to establish whether there is any contamination or potential for contamination to the subject Properties. Commensurate with our Assumptions set out above we have made no allowance in these valuations for any effect in respect of actual or potential contamination of land or buildings. A purchaser in the market might, in practice, undertake further investigations than those undertaken. If it is subsequently established that contamination exists at any of the Properties or on any neighbouring land or that any

of the premises have been, or are being, put to any contaminative use then this might reduce the values now reported.

Commensurate with our assumptions set out above we have not made any allowance in the valuation for any effect in respect of actual or potential contamination of land or buildings.

8.4 Areas

We have physically inspected the property but floor areas have been provided by the Company. We have made an Assumption that these areas have been measured and calculated in accordance with the local market practice.

8.5 Statutory requirements and planning

We have made verbal enquiries of the local authority and have been advised that there is planning permission for the Properties current use and that the Properties are not subject to any enforcement action.

We have made enquiries with a view to identifying any highway or development proposals, which are likely to affect the value of the Properties. In this regard we have been advised that there are none.

8.6 Leasing

We have read all the leases and related documents provided to us. We have made an Assumption that copies of all relevant documents have been sent to us and that they are complete and up to date.

We have not undertaken investigations into the financial strength of the tenants. Unless we have become aware by general knowledge, or we have been specifically advised to the contrary, we have made an Assumption that the tenants are financially in a position to meet its/their obligations. Unless otherwise advised, we have also made an Assumption that there are no material arrears of rent or service charges or breaches of covenants, current or anticipated tenant disputes.

However, our valuation reflects the type of tenants actually in occupation or responsible for meeting lease commitments, or likely to be in occupation, and the market's general perception of their creditworthiness.

We have also made an Assumption that wherever rent reviews or lease renewals are pending or impending, with anticipated reversionary increases, all notices have been served validly within the appropriate time limits.

8.7 Legal issues

Legal issues, and in particular the interpretation of matters relating to title and leases, may have a significant bearing on the value of an interest in property. Where we have expressed an opinion upon legal issues affecting the valuation, then such opinion should be subject to verification by the client with a suitable qualified lawyer. In these circumstances, we accept no responsibility or liability for the true interpretation of the legal position of the client or other parties in respect of the valuation of the property.

8.8 Information

We have made an Assumption that the information the Company and its professional advisers have supplied to us in respect of the Properties is both full and correct.

It follows that we have made an Assumption that details of all matters likely to affect value within their collective knowledge such as prospective lettings, rent reviews, outstanding requirements under legislation and planning decisions have been made available to us and that the information is up to date.

9 Valuation

We are of the opinion that the aggregate of the Market Values as at 3 October 2005, of the freehold interests in the Properties described in the Schedule, subject to the Assumptions and comments in this Valuation Report was as follows:-

Freehold	€ (Euros)
Sixty Nine Million and Three Hundred Thousand Euros	€69,300,000
TOTAL	€69,300,000

10 Confidentiality and disclosure

The contents of this Valuation Report and Schedule may be used only for the Purpose of this Valuation Report. Before this Valuation Report, or any part thereof, is reproduced or referred to, in any document, circular or statement, and before its contents, or any part thereof, are disclosed orally or otherwise to a third party, the valuer's written approval as to the form and context of such publication or disclosure must first be obtained. For the avoidance of doubt such approval is required whether or not DTZ Debenham Tie Leung Limited are referred to by name and whether or not the contents of our Valuation Report are combined with others.

Yours faithfully

PAUL WOLFENDEN FRICS
DIRECTOR

For and on behalf of
DTZ Debenham Tie Leung Limited

THE SCHEDULE

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
BAHNHOFSTRASSE 95659 ARZBERG GERMANY	Arzberg is located in the east of Germany, approximately 30 km south of Hof. The Property was constructed in 2004 and comprises of a single rectangular building of steel portal frame construction with cavity brick work and large single glazed windows under a pitched tailed roof with corrugated iron front gables. There are approximately 60 car parking spaces located on the site. There are two access roads to the property, as well as, a bus stop located to the front of the site adjacent to one of the access roads. Internally, the units have the standard "discounter" fit-out, in line with the Plus brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating/cooling units and smoke alarms throughout the store. A bakery and snack bar are situated at the entrance and have similarly basic decoration.	We understand that there are two tenants occupying the Property. The anchor tenant is Plus, who occupies 931 sqm with a passing rent of €109,800 pa (€9.83 per sqm pcm). They have a 15 year lease (starting in 2004) with five three-year renewal options. There is also a bakery occupying 45 sqm with a rent of €12,000 pa (22.22 per sqm pcm) on a 10 year lease starting in 2004. The lease contains two five-year options to renewal.	€121,800	€120,000	€1,590,000
TRIPTISER STRASSE 12A 07955 AUMA GERMANY	Auma is a small village with a population of approximately 3,500, close to the town of Zeulenroda. It is a located some 25km south west of Gera. The Property comprises a free standing building constructed in 2002, which is subdivided into an interlinked supermarket and a beverage store. The building is of steel frame construction and cavity brick wall, with artificial marble tiled external columns and large glass windows. There is a pitched roof to the property, which is part corrugated metal, part tiled. Rewe currently occupy the main retail part to the property. In addition to this, they also operate a beverage shop, hot food kiosk and a sweet shop all located to the entrance of the supermarket. There is a single access road to the Property, which provides for good vehicular access to approximately 50 car parking spaces.	We understand that there is one tenant, REWE, occupying the property. The lettable area is 1614.47 sqm and the passing rent is €193,894 pa (€10.01 per sqm pcm). Rewe have a 20 year lease (expiring in 2012) with two five year options to renew.	€193,894	€140,000	€2,230,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
POWER CENTERTEVESSTRASSE 2C 78176 BLUMBERG GERMANY	The town of Blumberg lies approximately 75 km east of Freiburg in the Schwarzwald region of Baden-Wurttemberg and has a population of 10,800. The Property was constructed in 1999 and comprises four retail warehouses, two of which are occupied singly occupied and the remaining properties have been subdivided to house multiple tenants. The units are all of a similar appearance and are of modern steel portal frame construction with corrugated metal clad elevations and roofs. Fenestration to the units includes large uPVC double glazed units to the facades. Internally the units comprise a broadly similar specification to include tiled flooring, a combination of suspended strip and integrated spot fluorescent lighting, air conditioning cassette units and suspended ceilings in part. Each of the units are fitted out to the occupiers corporate brand to include signage, banners and display racking. There is additionally a large car park surrounding the estate with a capacity for approximately 250 cars. The larger units occupied by Rewe (Penny Markt), Fristo and Schlecker include loading bays to the rear elevations with individual automatic roller shutter doors.	We understand that there are seven occupiers at the Property, holding leases of between three and fifteen years, with the majority of tenancies having the options to renew for periods of at least five years. At the time of inspection, occupiers at the Property included Rewe (Penny Markt), Fristo, Schlecker, Shoe Zone, Kik Textil Diskont and Edeka Neukauf. In addition there is a car sales forecourt and one vacant unit. Rewe (Penny Markt), the anchor tenant, occupy approximately 850 sqm of accommodation at the Property, equating to approximately 37% of the overall floor area of the Property. Rewe hold a lease of a term of 15 years expiring in November 2012, and which includes three five year extensions. Fristo, who occupy 400 sqm (approximately 18% of the overall floor area) have a lease for a term of 12 years, expiring in November 2009 and which includes two five year extensions	€229,405	€230,000	€2,640,000
132 BORRIESSTRASSE 32257 BUNDE GERMANY	Bunde is a city in the Herford (district), North Rhine-Westphalia (federal state), Germany between Bielefeld (west) and Hannover (east). Bunde has a population of 44,953 and the river Else flows through the town. The Property is situated on the main arterial road on the outskirts of town and is approximately 2 kilometres from the town centre. The Property was constructed in 2004 and is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof. The Property is occupied by Plus and Unser Brot Bakery who have a self contained unit within the Plus store that can be either be accessed from inside the store or via its own independent external access. A number of competing supermarket occupiers can be found in the vicinity of the Property including Neukaf. Internally the fit-out of both of the units is similar, including tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems. The unit includes a storage area to the rear, which is partitioned off from the main retailing area. A loading bay is found to the rear elevation of the unit and is accessed via a single roller shutter door.	There are two tenants currently in occupation of the Property. Plus, the anchor tenant occupies 931 sqm of accommodation on a 12 year lease from July 2004 to July 2016 with six three year renewal options. Unser Brot occupies 40 square metres of accommodation on 12-year leas from August 2004 to July 2016 with three tenant's three-year renewal options.	€132,658	€130,000	€1,630,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
NERSINGERSTRASSE 89275 ELCHINGEN GERMANY	Elchingen is a small town located some 13 km east of Ulm in the Baden-Wurttemberg region of south western Germany. The Property is located approximately 0.5 km south west of Elchingen town centre and comprises part of a larger out of town retail park. The Property was constructed in 2003 and comprises three adjoining retail warehouses of steel portal frame construction beneath pitched metal clad roofs and corrugated metal clad elevations. The Property is occupied by Plus, Kik and Gobel Getränkemarkt. The site also includes a car wash facility let to SB Waschanlage and solar panels located to the roofs of the retail warehouses, which are let to Solaranlage. A number of competing supermarket occupiers can be found in the vicinity of the Property including Lidl and Real. There is additionally a car wash facility located opposite the subject property occupied by Waschstrasse. The internal fit-out of the three units is similar, including tiled flooring, suspended ceilings in part, inset fluorescent lighting and air conditioning. The units include storage areas, which are partitioned off from the main retailing areas and are located to the rear of the respective units. Loading bays can be found to the rear elevations of the units and is via single roller shutter doors.	There are five tenants occupying the Property. Plus, the anchor tenant occupying 828 sqm of accommodation, under a lease of a term of 12 years commencing November 2003 and expiring November 2015, with six three year renewal options.	€256,008	€260,000	€3,080,000
RIEDSTRASSE 2089275 GIENGEN	The property is located in Giengen in the south west of Germany. here is one building on the property, which comprises a DYI store on the ground floor and a sport centre on the upper floor. The façade and part pitched flat, part roof is covered with corrugated steel. The property was constructed in 1991. There is also a car parking area on the site. The DYI store has a main entrance facing the parking. The store covers the ground floor in the main building, as well as an attached greenhouse and some outdoor space at the back of the property. The floor to ceiling height is approximately 4.5 metres except for in the greenhouse. The floors are tiled and the store benefits for air cooling. There is a roller shutter door for delivery as well as a staff entrance at the back of the store. The sport centre is accessed from Riedstrasse and there is a stairwell as well as an elevator going up to the first floor. The sport centre has a large reception area with a café. The premises comprise a gym, changing rooms and a bowling alley with tables and chairs.	There are two tenants occupying the Property. OBI, who holds a 20 year lease from 01/11/1991 with two five year renewal options, is the anchor tenant and occupies 4,615 sqm. Their passing rent is €283,764 pa. Fitness-Studio occupies 3,600 sqm with a passing rent of €90,000 pa. Their 8 year lease expires in Dec 2008 and they have two four year renewal options.	€373,764	€500,000	€4,680,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
LANGE STRASSSE 04668 GRIMMA GERMANY	Grimma is a small historical town, some 25km south east of Leipzig off junction 31 of the A14 motorway. It has approximately 18,500 inhabitants. The Property comprises a shopping centre formed by four historical buildings facing the high street with additional modern retail units located at the rear, on a large courtyard, which accommodates approximately 80 car parking spaces. The historical buildings consist of one and two story buildings from approximately the beginning of 20th century with historical facades and tiled pitched roofs and which are accessible to pedestrians from both sides. The properties located at the courtyard are single storey units of modern steel frame construction with cavity brick walls and glass cladding under flat roof. We understand that the complex has been reconstruct and developed in 2002 and provide accommodation for 19 tenants with anchor tenant Aldi. The court yard provides for a car park at the rare of the property which accommodates approximately 80 car parking spaces.	We understand that there are 17 tenants occupying the property. The anchor tenant is Aldi, which occupies 791 sqm on a 10 year lease that expires in Dec 2011. The tenant has four five-year renewal options and the passing rent is €70,401 pa (€7.41 per sqm and month), which equates to 27% of the total income from the property. Mac-Geiz occupies 360 sqm with a passing rent of €35,340 pa. The lease expires in 2011 and the tenant has two three-year renewal options. Markgrafen occupies 300 sqm with a passing rent of €30,371 pa. The lease expires in 2012 and the tenant has two five-year renewal options. Other tenants include Solaris, Debeka, Sterneback, Blumen Pohle Schelcker, Reissaus, two dentists, RA Rosentreter, Kompepp, DBV Weigel, Monig and Karich/Reisinger. The lease terms are between 5 and 11 years (commencing in 2002). The total lettable area is 2,844 sqm and the total passing rent is €264,324 pa.	€264,324	€240,000	€3,180,000
LICHTENSTEINER STRASSE 08118 HARTENSTEIN GERMANY	Hartenstein is a town in federal state of Saxony in the district of Chemnitz. Hartenstein has a population of approximately 5,200. The Property is situated on the main arterial road on the outskirts of town and is approximately 1 kilometre from the town centre. The Property was constructed in 2003 and is a single storey building of steel frame construction with cavity brickwork, glazed windows and a pitched part tiled part corrugated metal roof. A loading bay is located to the rear of the Property. The property comprises a super store with bakery located at the front of the premises. There is a car park adjacent to the property with approximately 50 car parking spaces. Internally the fit-out was to typical Netto brand specification and included tiled flooring, suspended fluorescent lighting, ceiling mounted sprinkle systems.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring Oct 2018 with three five-year renewal options. The passing rent is €106,445 pa with a lettable area of 1,056 sqm.	€106,445	€110,000	€1,340,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
FRANKENSTRASSE 95233 HEIMBRECHTS GERMANY	Helmbrechts is a small town with approximately 10,000 inhabitants close to Junction 35 of the E51 motorway. Helmbrechts is located some 20 km south west of Hof. The Property is currently under construction with an opening day set at the beginning of September. The property comprises a single storey L shaped building with steal frame construction with cavity brick work under a pitched tiled roof with corrugated front gables. The interior fit out to the store is expected to be in line with the standard Netto fit out of suspended fluorescent lighting, tiled floors, all in line with the operators colours and incorporating company logos. There are approximately 80 car parking spaces surrounding the premises.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring in June 2020 with three five-year renewal options. The passing rent is €131,830 pa and the lettable are is 1,121sqm.	€131,830	€140,000	€1,720,000
ENGERSTRASSE 45-47 32051 HERFORD GERMANY	Herford is the capital city of the Herford (district), North Rhine-Westphalia (federal state), Germany between Bielefeld (west) and Hannover (east). Herford is located between the mountain chains of Wiehengebirge and the Teutoburg forest and has a population of 65,344. The Property is situated on the main arterial road on the outskirts of town and is approximately 1.3 kilometres from the town centre. The Property was constructed in 2003 and comprises a complex of two buildings, an L shaped building and a petrol station. The L shaped building is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof and comprises a Plus, a Hensel bakery and a Getranchemarket. Internally the fit-out of the units are all similar and include tiled flooring, suspended ceilings, suspended fluorescent lighting and ceiling mounted heating systems The petrol station is a six pump Jet petrol station with covered forecourt and shop unit. The shop has tiled floors and a suspended ceiling with recessed lighting.	There are four tenants occupying the Property. Plus, the anchor tenant occupies 929 sqm of accommodation on a 12 year lease from 1 November 2003 to 30 November 2015 with six three year renewal options. Hensel occupies 55 square metres on a 5 year lease from 1 November 2003 to 31 November 2008 with three three year renewal options. Jet Petrol station occupies 1,730 square metres on a 13 year lease from 1 June 2002 until 30 June 2015 with three six year renewal options. Losch Depot occupy 500 square metres of accommodation on a ten year lease from 1 September 2003 until 30 September 2013 with three three year renewal options.	€208,854	€220,000	€2,620,000
FURTHER STRASSE 91315 HOCHSTADT AN DER AISCH GERMANY	The property is located in the town of Hochstadt an der Aisch, to the northwest of the city of Nuernberg and within the federal state of Bavaria. Nuernberg is accessible via the E45 motorway which runs to the south and east of the town. The property is of steel frame construction with brick cavity walls and large windows underneath a pitched tiled roof.	We understand that there are two tenants occupying the property. Netto occupies 1,027 sqm with a passing rent of €116,462 pa. They have a 15 year lease (expiring in 2017) with three five year renewal options. Takko occupies 700 sqm with a passing rent of €77,225 pa. Their 10 year lease expires in 2012 and they have three five year renewal options.	€193,686	€200,000	€2,430,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
AN DER HOHENSAAS 11 A 95030 HOF GERMANY	Hof has a population of approximately 50,000 inhabitants and is located on the banks of the Saale in the north east corner of the German federal state of Bavaria, in the Franconia region, close to the Czech border and the forested Fichtelgebirge upland region.	The Property comprises a single rectangular shaped retail warehouse unit. We understand that the Property was built in 1994 and is of steel frame construction with concrete slabs walls, glass panel frontage under flat roof. A storage area with a loading bay is located at rare side of the Property. The internal specification comprises gusset ceilings with recessed lighting and carpets throughout. There is a single access road to the Property and the site suffers from limited car parking. The Property is currently occupied by Takko discount fashion store, a competitor Vogel is located next to the Property, other occupiers within the estate include Reno and Avis. A pond and green area with Takko flagpoles is separating the Property from the main road.	€117,612	€130,000	€1,500,000
KASSELER STRASSE 72 34123 KASSEL WALDAU GERMANY	Kassel is located in the centre of Germany, approximately 180 km north of Frankfurt. It has approximately 200,000 inhabitants. The property was completed in early 2005 and is of framed construction with part brick, part steel elevations. The frontage is part glazed. The roof is pitched and tiled. Internally, the units have the standard "discounter" fit-out, in line with the Plus brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating/cooling units and smoke alarms throughout the store. Storage is provided along the length of the building. The bakery and snack bar have a similarly simple decoration. The building is broadly rectangular shaped, with a Plus supermarket as main tenant and an Ehmer bakery and Imbiss snack bar. One loading bay is located at the far end of the building, at the bottom of a slope. There are approximately 100 marked parking spaces.	There is one major tenant occupying the Property, Plus, who hold a 12 year lease from 01/03/2005 with three six year renewal options. In addition, there is a bakery (5 years, with one three-year extension) and a snack bar (10 years with one five-year extension).	€145,783	€150,000	€1,940,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
PHILLIPP-REIS STRASSE 35321 LAUBACH GERMANY	Laubach is a small town located some 70km north of Frankfurt. The nearest notable town is Giessen, some 20km to the west. The property was constructed in 2004 and comprises two large rectangular buildings. Both are of steel frame construction with brick elevation and large display windows. Occupiers are Minimal in one building (up-market version of a "discount" superstore belonging to REWE chain, with clothing and small garden/DIY supplies section outside). This building has one loading bay at one end. Internally the fit-out of the Minimal supermarket is of a good quality and does not have the feel of a discounter store. Floors are tiled; walls are plastered and painted and good are displayed attractively. The ceiling has inset spotlights and diffused fluorescent lighting, within ceiling panels and in some sections, there is suspended / pendant lighting used for decorative effect. There are also recessed air handling units and security cameras throughout the store. A KIK discount clothing and K+K Schuhmarkt share the second building. There is a portion of vacant unit net to the Schuhmarkt — it does not appear to be marketed and we assume it is held under the Schuhmarkt lease, but is currently surplus space. Both units have a similar fit-out; basic surface-mounted fluorescent strip lighting and plastered and painted walls. One of the shops has a carpeted floor and the other has tiles. Both have extended display frontages and use the space outside the property to display special offers. There is a loading bay to the end of the Minimal building but no such bay for KI and K+K. A large car park, with marked spaces for some 300 cars separates the two buildings.	There is one major tenant occupying the Property, "Minimal", a brand of the REWE chain. It occupies one of the two rectangular buildings on site and holds a 15 year lease from June 2004 with three five-year extensions. The second building is shared by KIK, a discount clothing company, on a 5-year lease (with three two-year extensions) and a K+K Schuhmarkt on a 5-year lease (with five three-year extensions).	€340,205	€350,000	€4,430,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
AHORNALLEE 21A 02708 LOBAU GERMANY	Löbau is a city in the east of Saxony with approximately 16,200 inhabitants. The border with the Czech Republic is approximately 15 km to the south and the border with Poland is approximately 25 km to the east. The Property comprises a L-shaped building constructed in 1999. The building is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof and comprises a Netto supermarket. The Property is occupied by Netto with a self contained bakery unit within the Neto store that can be either be accessed from inside the store or via its own independent access. Internally the fit-out of both units is similar and includes tiled flooring, suspended ceilings, inset fluorescent lighting. The unit includes a storage area, which is partitioned off from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit and provides elevated access for lorry loading.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring in September 2014 with three five-year renewal options. The passing rent is €95,436 pa and the lettable area is 1,037 sqm	€95,436	€100,000	€1,150,000
LOHSTRASSE 2 72 97638 MELLRICHSTADT GERMANY	Mellrichstadt is a small rural town, some 100 km east of Frankfurt. The nearest significant towns are Coburg and Bad Neustadt. It has 6,300 inhabitants. However, for a small town, it is well supplied with retail facilities. The Property was constructed in 2005 and is of steel frame construction and brick elevations. It is broadly rectangular, with the majority of space occupied by a Lidl supermarket, and a bakery/ café occupying an extension at the front, facing onto the car park. There are large display windows to the bakery, and at one end of the Lidl supermarket (facing the road). There is one loading bay to the rear of the building, down a ramp. The car park is large, with marked spaces for some 200 vehicles. Internally, the units have the standard "discounter" fit-out, in line with the Aldi brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating/cooling units and smoke alarms throughout the store. Storage is provided along the length of the building. The bakery has a similarly simple decoration.	There is one major tenant occupying the Property, LIDL, who hold a 15 year lease from November 2004 with no renewal options. They occupy 1,350 sqm with a passing rent of €153,000 per annum. In addition, there is a "Backhaus Darmstadt" bakery and café at the front of the building. They occupy a total of 100 sqm with a total passing rent of — €30,000 per annum.	€183,000	€180,000	€2,380,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
GERAUER STRASSE 54 64546 MORFELDEN-WALLDORF GERMANY	Morfleden–Walldorf is a suburb of Frankfurt am Main and is located approximately 20 km to the south of Frankfurt Centre. Morfelden-Walldorf has good road communications, being a short distance to the west of the A5 motorway. At the time of inspection, the property was in the final stages of construction. The property was only inspected externally but appears to be constructed around a concrete frame with a pitched and tiled roof. The block work walls have been painted and plastered externally. The property is arranged as two adjoining units, in an 'L' shape. Parking is provided to the front and side of the building.	We understand that there are two tenants occupying the property. Tegut occupies 1,700 sqm with a passing rent of €244,800 pa. They have a 15 year lease (expiring in June 2020) with two five year renewal options. REWE (Penny) occupies 1,150 sqm with a passing rent of €168,360 pa. Their 15 year lease expires in June 2020 and they have three five year renewal options.	€413,160	€420,000	€5,270,000
HERSFELDER STRASSE 36272 NIEDERAULA GERMANY	Niederaula is s small residential area close to the town of Bad Hersfeld (population 30,600). It is a located some 150km north of Frankfurt. The property comprises one large, broadly T-shaped building. This building is divided into four units. The anchor tenant is Lidl and there is also a "Logo" drinks unit and a second unit occupied by a baker / butcher and Tchibo franchise. A third smaller unit (300 sqm) is currently a vacant shell and is to let. The property is fairly large and there is no obvious competition. It was constructed in 2004 and is of steel-frame construction. There are 2 loading bays to the rear of the site (one for Lidl and one for the Logo beverage company), as well as *plenty of circulation space for deliveries. There is parking at the front* of the site for approximately 200 cars. Internally, each property is of basic specification, with a steel frame construction, tiled floors, plastered and painted walls and suspended strip lighting, plastered and painted walls, and a tiled rood. The customer frontage of the property nearly completely glazed while the rear is all solid wall elevation.	We understand that there are three tenants occupying the property and that there is one vacant unit that is currently being marketed. The anchor tenant is LIDL with 1,025 sqm and a passing rent of €118,956 per annum. It is held on a 12 year lease from may 2003, with six three-year extensions. The Bevarage store occupies 380 sqm with a passing rent of €34,031 per annum on a 10 year lease and three three year extensions. The Bakery and Butcher's Shop occupies 280 sqm on a 5 year lease, with three three year extensions with a passing rent of €34,800 per annum.	€208,787	€210,000	€2,720,000
HOFERSTRASSE 88 95145 OBERKOTZAU GERMANY	The Property is situated in Oberkotzau a small town with approximately 5,500 inhabitants, located approximately 7 kilometers south east of Hof in north Eastern part of Bavaria. We understand that the Property was constructed in 2004 and comprises a single story unit *of steel frame construction with cavity brickwork, glazed windows and* pitched part tiled part corrugated metal roof. The property is currently occupied by Plus supermarket with a bakery at the entrance. Internally the fit-out of the units are both similar, including tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems. The unit includes a storage area, which is partitioned from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit. The property provides approximately one hundred car parking spaces.	We understand that there are three tenants occupying the property. Plus is the tenant with 931 sqm and a passing rent of €102,636 per annum. They have a 15 year lease expiring in October 2019 with five three year renewal options.	€113,436	€110,000	€1,390,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
VON HEYDEN STRASSE 2 93105 REGENSBURG-TEGERNHEIM	The property is located in Tegernheim, 6 km from Regensburg, in the south east of Germany. Tegernheim has some 4,350 inhabitants. The property comprises a single storey building with pitched roof and a plastered rendered façade. Most tenants have tiled floors, except for the Textil discount tenant, which has carpet. The ceilings are suspended with strip lighting. The tenants have cooling. The building was constructed in 2002 and appears to be in good condition. The Netto supermarket, Sukoli (textil discount), Schlecker and Gruber are accessed from the parking whereas the Galata ice cream shop and Galata cosmetics are accessed directly from Riedstrasse. The Netto supermarket has a loading bay at the far end of the parking lot. There are some 100 parking spaces on the property	There are six tenants occupying the Property. Netto, who holds a 15 year lease from 01/10/2002 with three five year renewal options, is the anchor tenant and occupies 1,117 sqm.	€190,406	€200,000	€2,530,000
116-118 LANGE FELD LETTER STRASSE 30926 SEELZE GERMANY	Seelze is a town in the North Rhine-Westphalia (federal state), Germany approximately 54 kilometres west of Hannover. Seelze has a population of 11,504. The Property is situated on the main arterial road on the outskirts of town and is approximately 3 kilometres from the town centre. The Property was constructed in 2004 and is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof. The Property is occupied by Plus and a Bakery who have a self contained unit within the Plus store that can be either be accessed from inside the store or via its own independent external access. Internally the fit-out of the units are both similar and include tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems. The unit includes a storage area, which is partitioned from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit and is via a single roller shutter door.	There are two tenants occupying the Property. Plus, the anchor tenant occupies 931 sqm of accommodation on a 12 year lease from April 2004 to April 2016 with six three year renewal options. Bakery occupies 35 square metres of accommodation on a 10-year lease from April 2004 to April 2014 with three three-year renewal options.	€133,200	€140,000	€1,640,000
SCHLETTENAUR STRASSE 09465 SEHMA GERMANY	Shema is a village in the federal state of Saxony, approximately five kilometres south from the Czech border. Shema has a population of 2,000. The Property is situated on the main arterial road close to the centre of the village. We understand that the Property was completed in 2001 and comprises two retail units of concrete frame construction beneath a pitched tiled roof with glazed windows. There is a limited parking with approximately 20 car parking spaces. The Property is occupied by Netto and Schlecker who have a self contained unit adjacent to the Netto store that can be either be accessed from via its own independent external access.	We understand that there are two tenants occupying the property. Netto, which occupies 1,004 sqm, is the anchor tenant on a 15 year lease (expiring in November 2015) with three five year renewal options. The passing rent is €98,561 per annum. Schlecker occupies 200 sqm on a 10 year lease (expiring in March 2012) with four five year renewal options. The passing rent is €15,339 per annum	€113,899	€110,000	€1,430,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
KRONACHERSTR. 96342 STOCKHEIM GERMANY	Stockheim is a small rural town, which is located approximately 30km north east of Bambery and 10km east of Cobury. The town is linked by road to Bambury via the B5 and the 173, and also by rail. The property comprises two adjoining retail units constructed in 2001 around a concrete frame, with painted and plastered block work walls and a pitched tiled roof. The frontages to both shops are glazed. There is limited servicing to the rear of each unit and parking is provided for approximately 50 vehicles at the front of the site. Internally, each unit has concrete floors (with tiled or carpeted coverings), painted and plastered walls and suspended ceilings with inset strip lights.	There are two tenants occupying the property. KIK occupies 545 sqm on a 10 year lease (expiring November 2011) with four three year renewal options. The passing rent is €49,991 per annum. Schlecker occupies 208 sqm on a 10 year lease (expiring October 2011) with four five year renewal options. The passing rent is €18,407 per annum.	€68,397	€80,000	€790,000
EITZE FOHRE 30900 WEDEMARK-MELLENDORF GERMANY	Wedemark-Mellendorf is a city in federal state of Lower Saxony in the district of Hannover. Wedemark-Mellendorf has a population of 28,858. The Property is situated on the main arterial road on the outskirts of town and is approximately 1.2 kilometres from the town centre. The Property was constructed in 2001 and is a single storey building of steel framed construction, cavity brickwork and a flat roof and is divided into two separate retail units. The Property is occupied by a pet store and a getranchemarket both of which have their own independent external access. Internally the fit-out of the units are both similar and include tiled flooring, suspended fluorescent lighting, ceiling mounted heating systems and corrugated metal roof. A loading bay is found to the rear elevation of the unit and is via a single roller shutter door.	There are two tenants occupying the Property. Familia occupies 501 sqm of accommodation on a 13 year lease from November 2001 to November 2014 with one five year renewal option. Futterhaus occupies 480 square metres of accommodation on 13 year lease from November 2001 to November 2014 with one tenant's five year renewal options.	€93,277	€100,000	€1,150,000
ALFRED-NOBEL STRASSE 97080 WURZBURG GERMANY	Wurzburg is located approximately 150km south east of Frankfurt am Main and 125km north west of Nürnberg. The city benefits from good motorway connections, being close to the intersection of the A3 and A7 motorways. T The river Main is in the local vicinity. This city is considered to be a good industrial base. The property was constructed in 2001 around a concrete frame, with concreté panel cladding to the walls and a flat roof covered with profiled metal sheeting (with translucent panels). Internally the retail area has tiled floors and suspended ventilation ducking and lighting. A loading area is situated at the side of the client, accessible via the car park to the front. The car park provides in excess of 150 spaces. It should be noted that the site (and its parking area) is 'shared' with a separate property occupied by Aldi. We understand that this does not form part of the property, but have assumed that reciprocal rights of way exist over the car park (which is likely to be in divided ownership).	We understand that there are two tenants occupying the property. Rewe is the anchor tenant and occupies 2,300 sqm with a passing rent of €327,876 pa. They have a 15 year lease (expiring in 2018) with three five year renewal options. Tanning Studio occupies 100 sqm with a passing rent of €13,404 pa. Their five year lease expires in December 2008 and they have a three year renewal option.	€341,280	€320,000	€4,360,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
HEINRICH-WOBST-STR. 2 07937 ZEULENRODA GERMANY	Zeulenroda is situated in the south of the district in the mountains of the Thuringian Slate Mountains (Thüringer Schiefergebirge), on the border to Saxony. Zeulenroda has approximately 14,000 inhabitants. We understand that the Property was completed in 1993 and comprises a single retail warehouse of steel frame and wooden beam construction with corrugated metal and glass walls under 'northern light' glass and corrugated metal roof. There is also outside retail area which provides for garden store which is not roofed over. The property is currently occupied by Hagebau, Berlin, a DIY store. There are a number of DIY stores in downtown Zeulenroda. Other occupiers within the estate include Rewe supermarket and Skoda car dealership.	There is one tenant, Hagebau, occupying the property. They have a passing rent of €391,594 per annum. The lease expires in April 2013 and the tenant has two five year options to renew the lease.	€391,594	€380,000	€4,510,000
HAUPTSTRASSE 77963 SCHWANAU-ALLMANNSWEIER GERMANY	Allmannsweier is a small town located some 70 km north of Freiburg. The nearest notable town is Offenburg, some 40 km to the north east. We understand that the Property was constructed in 1995 and comprises two rectangular shaped retail warehouses of modern construction. The buildings are of concrete frame construction under pitched tiled roofs. Fenestration to both buildings is of uPVC double-glazing with large display windows to the front elevation. There is additionally a large car park with marked spaces for approximately 80 cars. Internally the fit-out of the two supermarkets are of a similar quality to include tiled flooring, suspended fluorescent lighting and air conditioning cassette units. The supermarket currently occupied by E-Activ comprises a single loading bay to the rear elevation with a roller shutter door. Both units include storage areas, which are partitioned off from the main retailing areas and are located to the rear of the respective units.	Edeka Handelsges occupies the Property, which comprises two retail warehouses. The lease is for a term of 15 years from 2001 to expire in 2016 with a five year extension. The passing rent is €128,856 per annum The two buildings are currently occupied by Getränkemarkt and Edeka Activ.	€128,856	€140,000	€1,680,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
RINGSTRASSE 113 65479 RAUNHEIM GERMANY	Raunheim is a small suburb of Frankfurt am Main and is located 20 km to the south west of the Frankfurt Centre and immediately to the West of the international airport. Raunheim has excellent road communications, being bounded by A67 motorway to the east, A3 motorway to the north and the B43 to the West. Construction of the property was completed within the last two months and comprises a single supermarket building and customer parking for more than 125 vehicles. The building is constructed around a concrete frame under a pitched roof with profiled metal sheet covering and inset windows, which provide good natural light to the retail area below. The walls are of blockwork construction, which have been painted and plastered internally and clad with profiled metal sheeting externally. The retail area is well organised and attractive, with concrete floor tiles, ducted ventilation and suspended lighting. A storage and loading area is situated at the rear of the property.	Tegut occupies the Property with a lease for a term of 15 years from 2005 with three five-year extensions. The passing rent is €262,440 per annum	€262,440	€260,000	€3,290,000
Grand Total			€5,553,425	€5,670,000	€69,300,000

Part III: Valuation Report relating to the Bastion Portfolio

Direct Dial 020 7182 2663
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Our ref
Your ref

14 December 2005

Valuation Report

Estimate of Market Value
in accordance with the definition and guidance
as settled by the Royal Institution of Chartered
Surveyors of

The Direct Investment Portfolio:
13 Property Portfolio, Multiple Locations, Germany

Effective Dates of Appraisal
Valuation Date: 1 December 2005
Date of completion of this report: 1 December 2005

Clients:

Eurocastle Investment Limited
Borough House
Rue du Pré
St Peter Port
Guernsey GY1 3RH

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Prepared by

CB Richard Ellis Ltd
Kingsley House
Wimpole Street
London W1G 0RE

Date of Issue
14 December 2005

Signed Copy No:

Gentlemen,

VALUATION OF 13 PROPERTIES IN HESSE, RHINELAND-PALATINATE, SAARLAND AND BADEN-WUERTTEMBERG, GERMANY

1 Instructions

In accordance with instructions received from Eurocastle Investment Limited (the **"Company"**) on 1 November 2005, we have inspected the investment properties as described in the Schedule (the **"Properties"**) and made relevant enquiries in order to provide our opinion of Market Value of the Properties as at 1 December 2005 (the **"Valuation Date"**) of the freehold (*Eigentum*) interests.

This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the **"Prospectus"**) in connection with the admission of the ordinary shares of the Company

to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities (**"Admission"**).

2 The Properties

The Properties we have valued are listed and briefly described in the Schedule attached to this Valuation Report (the "Schedule"). Each property identified in the Schedule has been valued individually, and not as part of a portfolio.

The subject portfolio comprises 13 freehold equivalent (Eigentum) properties.

3 Basis of Valuation

Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the **"Red Book"**) and in accordance with the relevant provisions of the current Prospectus Rules. They have been undertaken by External Valuers, as defined in the Red Book. They have been undertaken by External Valuers, as defined in the Red Book.

In accordance with the Financial Service Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4 Valuations

On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at 1 December 2005, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedule, is as stated against that property in the Schedule.

Our valuations are exclusive of any VAT.

The aggregate of the said individual Market Values of the Properties as at 1 December 2005 is **€35,660,000 (THIRTY FIVE MILLION, SIX HUNDRED AND SIXTY THOUSAND EUROS)** made up as follows:

Schedule	Investment Properties	€35,660,000
Total		€35,660,000
Total	Net Rent Receivable	€2,638,487
Total	Estimated Net Rental Value	€2,403,679

5 Special Assumptions

We have made the following Special Assumptions:

1. That the properties are all let to EDEKA Handelsgesellschaft Südwest mbH and that the lease terms are in accordance with the summary standard lease provided.
2. For the Properties which were under construction at the time of our inspection that the properties have been completed to a standard and specification consistent with the existing properties in the portfolio and are let to EDEKA Handelsgesellshaft Südwest mbH, on the terms advised at the date of valuation.

6 Transaction Costs

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7 Net Annual Rent Receivable

In the Schedules, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 1 December 2005. In providing

these estimates, we define **"Net Annual Rent Receivable"** as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable *reflects an appropriate allowance for disbursements.*

8 Estimated Net Annual Rent

The Schedules set out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9 Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

9.1 Floor Areas

We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

9.2 Plant and Machinery

Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally exclude process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

9.3 Environmental Investigations and Ground Conditions

In preparing our valuation we assume that no contaminative or potentially contaminative use is, or has been, carried out at the property. Unless specifically instructed, we do not undertake any investigation into the past or present uses of either the property or any adjoining or nearby land, to establish whether there is any potential for contamination from these uses and assume that none exists.

Should it, however, be subsequently established that such contamination exists at the property or on any adjoining land or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the value reported.

9.4 Inspections

We have recently inspected each of the properties. The inspections took place between 30 June 2005 and 5 July 2005. Limited inspections were undertaken for the majority of the portfolio. The Properties which at the time were under construction were inspected from the public highway and the Properties which were completed were inspected briefly and anonymously, with the exceptions of Jockgrim and Rülzheim for which normal internal inspections were arranged.

In accordance with our instructions, for the purpose of our valuation we have performed no additional inspections on the basis that we have recently completed a previous valuation of the Properties.

9.5 Structural Surveys

We were not instructed to undertake structural surveys, nor do we inspect those parts that are covered, unexposed or inaccessible, or test any of the electrical, heating, drainage or other services. Any readily apparent defects or items of disrepair noted during our inspection will, unless otherwise stated, be reflected in our valuation, but no assurance is given that any property is free from defect. We assume that those parts which have not been inspected would not reveal material defects which would cause us to alter our valuation.

9.6 Town Planning and Statutory Requirements

We have not made any planning enquiries but have relied upon the information provided by TH Project-management GmbH. For the purposes of our valuation we assume that there are no adverse town planning, highway or other schemes or proposals that will have a detrimental effect on our valuations.

Our valuations are prepared on the assumption that the premises comply with all relevant statutory enactments and Building Acts and Regulations and that a valid and up-to-date Fire Certificate has been issued. We also assume that all necessary consents, licences and authorisations for the use of the property and the process carried out therein have been obtained and will continue to subsist and are not subject to any onerous conditions.

Unless disclosed to us, we assume that there are no outstanding statutory breaches or impending litigation in respect of the Properties.

9.7 Tenure and Tenancies

We have not had sight of Reports on Title or legal Due Diligence Reports for the Properties but have relied on information provided by the Company. In the absence of any information to the contrary we have assumed that:

(i) the Properties are freehold (Eigentum)

(ii) the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations and

(iii) that nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective Market Values of the Properties.

We are advised by the Company that the properties are to be let individually and in their entirety to EDEKA Handelsgesellschaft Südwest mbH on identical leases with a term of 15 years, except in the case of the Jockgrim property which has a term of 12 years.

Standard lease terms as advised are as follows:

(i) There are tenant's options to extend the leases for 3 terms of 5 years each with 3 months' notice.

(ii) The rent is payable monthly and is reviewed after a minimum of 3 years based on the CPI (Verbraucherpreis-index) for Germany, with 2000 = 100. The review is triggered by a change (upwards or downwards) of 10% or more; rents are adjusted by 60% of the index change.

(iii) The tenant is responsible for maintaining the property in good condition, including decorative repairs and servicing (not further defined), and for minor repairs of a maximum of €250 each and up to an annual limit of €1,250 (plus VAT).

(iv) The landlord is responsible for maintaining the building. This is stated to be in excess of the normal obligations, but is not clearly defined.

No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

9.8 Third Party Covenants

We have not conducted credit enquiries into the financial status of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that each party is capable of meeting its lease obligations, and that there are no material undisclosed breaches of covenant.

10 Independence

We expect to carry out regular valuations of the Properties. The total fees, including the fee for this assignment, earned by CB Richard Ellis Limited (or other companies forming part of the same group of companies within the UK and Germany) from the addresses to this report (or other companies forming part of the same group of companies) is less than 5.0 per cent of the respective companies.

11 Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

JEREMY LOCK BSc (Hons) MRICS

DIRECTOR – VALUATION ADVISORY

For and on behalf of
CB RICHARD ELLIS Limited

Schedule of Properties

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
E aktiv markt Habig, Gewerbestrasse 16-18, 63619 Bad Orb, Hesse	Situated in a mixed-use area to the north-west of Bad Orb (population 10,000), around 70 km to the north-west of Frankfurt am Main. Constructed in 2004, the property is a single storey building of concrete frame construction under a flat roof with block infill walls which have been rendered and painted. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,404 sqm; Ancillary: 642 sqm; Total: 2,046 sqm 123 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	197,373	191,514	2,710,000
E aktiv markt Bylitza, Heppenheimer Strasse 70, 64658 Fürth, Hesse	Located on a main route into Fürth (population 11,160) approximately 40 km to the south-east of Darmstadt. Constructed in 1996, refurbished and extended in 2002. The original building has a basement and ground floor, with the extension being a single-storey building. The building is of frame construction with brick and block infill under a pitched profiled metal roof. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,858 sqm; Ancillary: 1,921 sqm; Total: 3,779 sqm 120 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	289,442	286,387	4,000,000
E neukauf, In den Grüben 5, 76758 Jockgrim, Rhineland-Palatinate	Jockgrim (population 6,900) is approximately 20 km north-west of Karlsruhe. The property is situated in an older commercial/trading area not visible from the main road. Constructed in 2000, the property has been refurbished recently for EDEKA. The property is a mainly single-storey building with first floor offices, constructed with concrete panel walls and a shallow-pitched roof. Internally, the property has tiled floors, suspended ceilings with strip lighting and a heating/ventilation system to the sales and storage area. The delivery, storage and preparation accommodation is well laid out and suitably finished. The net lettable areas comprise: Sales: 872 sqm; Ancillary: 362 sqm; Total: 1,234 sqm 85 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 12 years from 15 June 2005. Standard portfolio lease terms.	92,830	92,830	1,250,000
E neukauf Gartenstadt, Leininger Strasse 1 67067 Ludwigshafen, Rhineland-Palatinate	The property is situated at a busy junction approximately 2 km south of Ludwigshafen city centre (population 162,400). Constructed in 2002, the detached single storey property is of presumed concrete frame construction under a pitched and tiled roof, comprising sales, offices and ancillary accommodation Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA. The net lettable areas comprise: Sales: 1,016 sqm; Ancillary: 439 sqm; Total: 1,455 sqm 66 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	175,290	174,222	2,400,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
E aktiv markt Schneider, Allerburg 15, 66640 Namborn-Eisweiler, Saarland	The property is situated *in a predominantly residential area on the outskirts* of Eisweiler, an area of Namborn (population 7,500), approximately 50 km to the north east of Saarbrücken. Constructed in 2004, the property is a detached single storey building with ground floor retail and possibly some loft space under a pitched and tiled roof. The building is of concrete frame construction with rendered walls. Internally, it is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,100 sqm; Ancillary: 535 sqm; Total: 1,635 sqm 91 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	179,880	156,927	2,390,000
E neukauf R. Fitterer, Germersheimer Strasse 976761 Rülzheim, Rhineland-Palatinate	*Prominently situated on the edge of a new commercial/trading area on the edge of* Rülzheim (population 8,000), which is approximately 25 km north-west of Karlsruhe. Constructed in 2004, the property comprises a mainly single storey building with first floor office and staff accommodation. The building is concrete framed with a flat roof. Internally, the accommodation is well fitted out with recessed lighting and a heating/ventilation system. The delivery, storage and preparation accommodation is well laid out. The store includes a coffee shop and customer WCs. The net lettable areas comprise: Sales: 2,446 sqm; Ancillary: 920 sqm; Total: 3,366 sqm 202 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	329,868	333,066	4,530,000
E aktiv markt Bossler, Konrad-Adenauer-Ring 65, 65428 Russelsheim, Hesse	Russelsheim (population 59,700) is approximately 20 km to the south west of Frankfurt/Main. The property is located within a predominantly residential area on the outskirts of Russelsheim city centre. Constructed in 2000, the property comprises a detached building of concrete frame construction with ground floor retail and first floor ancillary accommodation under a tiled pitched roof. The walls are rendered with double glazed aluminium framed windows most of which have security grills installed. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: *Sales: 760 sqm; Ancillary: 278 sqm; Total: 1,038 sqm 44 parking spaces*	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	192,810	142,787	2,580,000
E aktiv markt Gross, St. Wendeler Strasse, 66636 Tholey, Saarland	Tholey is located in the Sankt-Wendel district around 35 km to the north of Saarbrücken. The property is situated in a predominantly residential area on the main road leading through Tholey. Constructed in 2004, the property is a detached single storey building of presumed concrete frame construction under a pitched and tiled roof, which probably has some offices and/or ancillary space. Internally, the property is fitted out in the corporate style of the occupier EDEKA. The net lettable areas comprise: Sales: 1,459 sqm; Ancillary: 497 sqm; Total: 1,956 sqm 126 parking spaces	Freehold (Eigentum) The property is currently let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	223,788	204,003	2,970,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies(Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
E neukauf, Leinzeller Strasse, 77574 Iggingen-Brainkofen, Baden-Württemberg	The property is at the edge of a new commercial/trading area on the outskirts of Brainkofen (population 250; Iggingen — population 2,550) approximately 72 km north east of Stuttgart. At the time of our inspection, the property was in the early stages of construction. The net lettable areas are to comprise: Sales: 1,256 sqm; Ancillary: 585 sqm; Total: 1,841 sqm 80 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	166,788	143,033	2,220,000
E-aktiv Markt Holzky, Mönchenweiler Strasse 13, 78126 Königsfeld im Schwarzwald, Baden-Württemberg	The property is in Königsfeld (population 1,840), approximately 60 km south-east of Tubingen, situated on a busy road in a mainly residential area approximately 500m from the centre. At the time of our inspection, the property was under construction; it appeared to be a single-storey building with a pitched roof. The net lettable areas are to comprise: Sales: 1,246 sqm; Ancillary: 656 sqm; Total: 1,902 sqm 100 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	180,732	165,607	2,425,000
E neukauf, Im Gewerbegebiet, 77839 Lichtenau, Baden-Württemberg	The property is located just outside Lichtenau (population 2,172), approximately 30 km south of Baden-Baden and is situated on a rather untidy commercial/trading estate. At the time of our inspection, the property was under construction; it appeared to be a single-storey building with a pitched roof. The net lettable areas are to comprise: Sales: 1,248 sqm; Ancillary: 769 sqm; Total: 2,017 sqm 163 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	144,258	139,677	2,000,000
E neukauf, Sudetenstrasse, 64385 Reichelsheim, Hesse	The property is located in Reichelsheim (population 9,200) approximately 30 km to the south-east of Darmstadt. Situated in a small mixed use area, the surrounding area is predominantly residential. The property was in the early stages construction at the time of our inspection. The net lettable areas are to comprise: Sales: 1,319 sqm; Ancillary: 527 sqm; Total: 1,846 sqm 122 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005.	212,019	188,144	2,825,000
E neukauf, Welzheimer Strasse, 71554 Weissach im Tal, Baden-Württemberg	Situated in a prominent location on a roundabout in rural Weissach im Tal (population 7,250) approximately 30 km to the north-east of Stuttgart. At the time of our inspection, the property was under construction; it is a single-storey building with first floor offices and/or staff accommodation. A delivery bay is being constructed with access directly from the road with no turning space. The net lettable areas are to comprise: Sales: 1,402 sqm; Ancillary: 658 sqm; Total: 2,060 sqm 131 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	253,409	185,482	3,360,000

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14 December 2005

Valuation Report

Estimate of Market Value
in accordance with the definition and guidance
as settled by the Royal Institution of Chartered
Surveyors of

The Direct Investment Portfolio:
Truss Portfolio (31 Properties), Multiple Locations, Germany

Effective Dates of Appraisal
Valuation Date: 1 December 2005
Date of completion of this report: 14 December 2005

Clients:
Eurocastle Investment Limited
Borough House
Rue du Pré
St Peter Port
Guernsey GY1 3RH

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Morgan Stanley & Co International Limited
Floor 05
25 Cabot Square
Canary Wharf
London E14 4QA

Prepared by

CB Richard Ellis Ltd
Kingsley House
Wimpole Street
London W1G 0RE

Date of Issue
14 December 2005

Signed Copy No:

Gentlemen,

VALUATION OF TRUSS PORTFOLIO (31 PROPERTIES), MULTIPLE LOCATIONS, GERMANY

1 Instructions

In accordance with instructions received from Eurocastle Investment Limited (the **"Company"**) on 11 October 2005, we have inspected the investment properties as described in Schedule 1 (the **"Properties (Completed)"**) and the properties under construction described in Schedule 2 (the **"Properties (Under**

Construction)") and made relevant enquiries in order to provide our opinion of Market Value of the Properties as at 1 December 2005 (the "**Valuation Date**") of the freehold (Eigentum) and leasehold (Erbbaurecht) interests.

This Valuation Report has been prepared for the purpose of inclusion in the Prospectus to be published by the Company (the "**Prospectus**") in connection with admission of the Company's ordinary shares to listing on Eurolist by Euronext Amsterdam and to trading on the Euronext Amsterdam's market for listed securities ("**Admission**").

2 The Properties

The Properties we have valued are listed and briefly described in Schedule 1 and Schedule 2 (together, the "**Schedules**") attached to this Valuation Report (Appendix 1). Each property identified in the Schedules has been valued individually, and not as part of a portfolio.

The subject portfolio comprises 28 freehold equivalent (Eigentum) properties and 3 leasehold equivalent (Erbbaurecht) properties, of which 25 are completed and 6 under construction. All the properties have been treated as completed and let for the purposes of our valuation.

3 Basis of Valuation

Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "**Red Book**") and in accordance with the relevant provisions of Chapter 18 of the current Listing Rules. They have been undertaken by External Valuers, as defined in the Red Book.

In accordance with the UK Listing Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

> *"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".*

4 Valuations

On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at the Valuation Date, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedules, is as stated against that property in the Schedules.

Our valuations are exclusive of any VAT.

The aggregate of the said individual Market Values of the Properties as at the Valuation Date is €80,160,000 (eighty million, one hundred and sixty thousand Euros) made up as follows:

Schedule 1	Investment Properties (Completed)	
	Freehold	€60,265,000
	Leasehold	€ 5,015,000
	Sub-Total	€65,280,000
Schedule 2	Investment Properties (Under Construction) (assumed completed and let)	
	Freehold	€14,880,000
	Leasehold	€ 0
	Sub-Total	€14,880,000
Total		€80,160,000
	Total Net Rent Receivable	€ 6,189,520
	Total estimated Net Rental Value	€ 5,925,225

5 **Special Assumptions**

We have made the following Special Assumptions:

(i) For the Properties (Under Construction), that the properties have been completed to a standard and specification consistent with the existing properties in the portfolio and are let on the terms advised at the date of valuation;

(ii) The information provided to us by Eurocastle Investment Limited and Fortress Investment Group, upon which we have been instructed to rely, is a true and accurate reflection of the tenure, building details, floor areas, and leases in place.

6 **Transaction Costs**

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7 **Net Annual Rent Receivable**

In the Schedules, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at the Valuation Date. In providing these estimates, we define **"Net Annual Rent Receivable"** as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable reflects an appropriate allowance for disbursements.

8 **Estimated Net Annual Rent**

The Schedules set out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(i) a willing landlord;

(ii) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(iii) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(iv) that no account is taken of any additional bid by a prospective tenant with a special interest;

(v) that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(vi) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9 Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

9.1 Floor Areas

We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

9.2 Plant and Machinery

Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally exclude process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

9.3 Environmental Investigations and Ground Conditions

In preparing our valuation we assume that no contaminative or potentially contaminative use is, or has been, carried out at the property. Unless specifically instructed, we do not undertake any investigation into the past or present uses of either the property or any adjoining or nearby land, to establish whether there is any potential for contamination from these uses and assume that none exists.

Should it, however, be subsequently established that such contamination exists at the property or on any adjoining land or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the value reported.

9.4 Inspections

We have recently inspected each of the properties. The inspections took place between 17 October 2005 and 7 December 2005.

9.5 Structural Surveys

We have seen Technical Due Diligence Reports, prepared by THProjektmanagement GmbH, for all of the Properties in the portfolio with the exception of the following: Ebermannstadt (#2), Silberstedt (#8), Heide (#9), Satrup (#12), Kiel (#13), Wolfen (#14), Dessau (#15), Neukirch (#20), Bautzen (#21), Budenheim (#28), Eisingen (#29), Gräfenhainichen (#32) and Neuenmarkt-Wirsberg (#36). Where necessary repairs have been identified, then these have been taken into account in our valuations.

We were not instructed to undertake structural surveys, nor have we inspected those parts that were covered, unexposed or inaccessible, or tested any of the electrical, heating, drainage or other services. Any readily apparent defects or items of disrepair noted during our inspection will, unless otherwise stated, be reflected in our valuation, but no assurance is given that any property is free from defect. We assume that those parts which have not been inspected would not reveal material defects which would cause us to alter our valuation.

9.6 Town Planning and Statutory Requirements

We have not made any planning enquiries but have relied upon the information provided by Eurocastle Investment Limited, Fortress Investment Group Germany GmbH and Fortress Investment Group LLC. For the purposes of our valuation we assume that there are no adverse town planning, highway or other schemes or proposals that will have a detrimental effect on our valuations.

Our valuations are prepared on the assumption that the premises comply with all relevant statutory enactments and Building Acts and Regulations and that a valid and up-to-date Fire Certificate has been issued. We also assume that all necessary consents, licences and authorisations for the use of the property and the process carried out therein have been obtained and will continue to subsist and are not subject to any onerous conditions.

Unless disclosed to us, we assume that there are no outstanding statutory breaches or impending litigation in respect of the Properties.

9.7 Tenure and Tenancies

We have seen draft legal Due Diligence Reports, prepared by Hengeler Mueller or GSK Gassner Stockmann & Kollegen (Ebermannstadt (#2) only), for all of the Properties in the portfolio with the exception of the Property in Neuenmarkt-Wirsberg (#36). However, we have been instructed to rely on information provided by the Company in respect of floor areas, tenancies, current rental income and lease terms. In the absence of any information to the contrary we have assumed that:

(i) the Properties are freehold (*Eigentum*), with the exception of the Properties in Ebermannstadt (#3), Bardowick (#25) and Budenheim (#28) as detailed in Schedules 1 and 2 to this document;

(ii) the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations with the exception of the Properties in Ebermannstadt (#3), Bardowick (#25) and Budenheim (#28) as detailed in Schedules 1 and 2 to this document; and

(iii) that nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective Market Values of the Properties.

We have received a tenancy schedule dated 2 December 2005 summarising the lease provisions of each occupational interest. However, we have made the additional standard assumptions:

(i) Acquisition costs of 6.5%;

(ii) Property Tax and Insurance are recoverable from the tenant;

(iii) Landlord responsible for management costs of 1-1.5% of passing rent;

(iv) Landlord responsible for maintenance costs. We have allowed €1.00 per sq. m. whilst warranty agreements in place and €3.50 to €4.00 per sq. m. thereafter.

No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

9.8 Third Party Covenants

We have not conducted credit enquiries into the financial status of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that each party is capable of meeting its lease obligations, and that there are no material undisclosed breaches of covenant.

10 Independence

The total fees, including the fee for this assignment, earned by CB Richard Ellis Limited (or other companies forming part of the same group of companies within the UK and Germany) from the addresses to this report (or other companies forming part of the same group of companies) is less than 5.0 per cent of the respective companies.

11 Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

JEREMY LOCK BSc (Hons) MRICS

DIRECTOR — VALUATION ADVISORY

For and on behalf of
CB RICHARD ELLIS Limited

Schedule 1
Properties (Completed)

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
1	13129 Berlin Treseburger Strasse	The property is in the Blankenburg district of the former east Berlin, 12 km north of the centre. Blankenburg has a population of 6,424 (June 2003); unemployment in the administrative district of Pankow, of which it forms part, is 16.1% (October 2004). The property is situated among other commercial / light industrial premises on Karower Damm; Treseburger Strasse itself is a quite, narrow road leading to a low-density residential area. The property consists of two single-storey buildings, new (2005) supermarket with brick and profiled metal walls beneath a pitched and tiled roof, and an older concrete shed building used as a drinks retail warehouse. We understand that the property is comprised of: Plot Size: 4,995 sq m Lettable Area: 1,406.94 sq m 88 car parking spaces	Freehold (Eigentum) The property is let to: PLUS Warenhandels GmbH, NL Berlin (926.78 sq m) for a term of 15 years expiring 7 April 2020 at a passing rent of €144,000 per annum. Indexed 4/10/60. Hofmeister Backwaren Vertrieb GmbH (30.77 sq m) for a term of 10 years expiring 16 March 2015 at a passing rent of €16,200 per annum. Indexed 2/10/70. Markgrafen-Getränkevertieb GmbH (449.39 sq m) for a term of 10 years expiring 13 April 2015 at a passing rent of €43,800 per annum. Indexed 3/10/60.	€198,513	€181,474	€2,715,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
2	91320 Ebermannstadt Oberes Tor	Ebermannstadt is a small rural town of almost 6,900 inhabitants (2004) located approximately 50 km to the north of Nuremberg and 105 km to the east of Würzburg. Ebermannstadt is situated on highway 470 approximately 14 km to the north east of junction 8 of the A73 motorway. The property is situated on the edge of the town just off highway 470, and is visible from this main road. Constructed in 2004, the property comprises a single-storey building and a two-storey building both apparently of reinforced concrete frame constructions with plastered and painted breeze block infill elevations under corrugated roofs. We understand that the property comprises the following: Plot size: 10,663 sq m Shopping Centre (net lettable area): 2,030.01 sq m 65 car parking spaces	Leasehold (heritable building right) from 9 August 2002 until 31 December 2062. Ground rent is €27,850.44 per annum. The property is let to: REWE-Zentral AG, NL Hungen — beverage market (600 sq m) for 16 years expiring 31 January 2020. Passing rent is €60,250.68 per annum. Indexed 2/10/70. KiK Textilien und Non-Food GmbH — retail (449.63 sq m) for 10 years expiring 30 June 2014. Passing rent is €46,980.00 per annum. Indexed 3/10/65. Andrea Drummer — hairdresser (85 sq m) for 10 years expiring 2014. Passing rent is €10,354.68 per annum. Indexed 2/10/100. Reinhold Keller (Tropic Sun) — tanning studio (84 sq m) 10 years expiring 28 February 2015. Passing rent is €9,521.28 per annum. Indexed 3/10/75. Complex Train Ltd — (160 sq m) 10 years expiring 11 November 2014. Passing rent is €9,952.20 per annum with stepped increases to €11,058.00 in year 2, €12,163.80 in year 3, €13,269.72 in year 4, and €14,375.52 for years 5 to 10. Schlecker — drugstore (500 sq m) for 12 years expiring 20 July 2014. Passing rent is €54,000 per annum. Indexed 3/10/60. Christian Schmitt — insurance agency (51.38 sq m) for 10 years expiring 2014. Passing rent is €5,006.52 per annum. Indexed 2/10/100. Vacant — (100.00 sq m) Vacant — (100.00 sq m) vendor's guarantee for 10 years expiring 15 December 2015 at €7,200 per annum.	€168,535	€166,352	€2,125,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
4	92334 Berching Maria-Hilf-Str. 3	Berching is a small agricultural town of almost 8,700 inhabitants (2004) located approximately 118 km to the north of Munich and 58 km to the south east of Nuremberg. Berching is situated approximately 21 km to the south east of junction 56 of the A9 motorway which links Munich with Nuremberg. The property is situated just outside the walls of the "old town" in close proximity to, though not visible from, highway 299. Constructed in 2004, the property comprises two single-storey buildings apparently of reinforced concrete frame constructions with plastered and painted breeze block infill elevations under pitched tiled roofs. We understand that the property comprises the following: Plot size: 9,000 sq m Shopping Centre (net lettable area): 2,744.00 sq m *120 car parking spaces*	Freehold (Eigentum) The property is let to: REWE Zentral AG, NL Eching — supermarket (1,700 sq m) for 15 years expiring September 2019. Passing rent is €180,000 per annum. Indexed 3/10/60. Metzgerei Lindl — butcher (83 sq m) for 15 years expiring September 2019. Passing rent is €15,600 per annum. Indexed 3/10/60. Michael Popp — pharmacy (161 sq m) for 15 years expiring September 2019. Passing rent is €15,600 per annum. Indexed 2/10/60. KiK Textilien und Non-Food GmbH — textiles retail (450 sq m) for 10 years expiring September 2019. Passing rent is €42,930 per annum. Indexed 0/10/100. TEDi GmbH & Co. KG — retail (350 sq m) for 10 years expiring August 2015. Passing rent is €34,200.00 per annum. Indexed 0/10/100.	€282,703	€275,813	€3,755,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
5	61200 Wölfersheim Bledrichstrasse	Wölfersheim is a small rural town with a population of approximately 9,521, located approximately 11 km north east of Bad Nauheim. Frankfurt city centre is approximately 44 km to the south east, a 45 minute drive away. Giessen is approximately 35 km to the north and is easily accessible from the subject property via the A45/E41 motorway. The property is located just off the B455, the main road through Wölfersheim (which links the A5/E451 motorway south west to the A45/E41), in a small commercial estate on Biedrichstrasse. Other occupiers in the immediate vicinity include Allianz, Sparkasse (a bank), Borst hans der fliesen and WIT (a motor dealer). Additional units are currently being completed on the estate. Constructed in 2000/2001, the property comprises two detached buildings, one single storey (Tegut) and one which has a mezzanine level (Penny), facing each other across a landscaped car park. Both buildings appear to be of a timber frame construction. The Tegut building has plastic sheeting clad elevations under a circular pitched roof with some roof glazing providing natural light internally. *The Penny building has* pebble-dashed rendered elevations under a pitched tiled roof. At the rear of this building there is an entrance to what appears to be some offices at the mezzanine level. We were unable to access these on our inspection. *We understand the property comprises the following:* Plot size: 10,104 sq m Lettable area: 2,902.00 sq m 150 car parking spaces	Freehold (Eigentum) The property is let to: Tegut Gutberlet Stiftung & Co - supermarket (1,903 sq m) for 15 years expiring November 2015. Passing rent is €233,520.00 per annum. Indexed 5/10/60. REWE & Co oHG ZweigNL Wiesloch -Penny supermarket (900 sq m) for 15 years expiring August 2016. Passing rent is €102,156.00. Indexed 3/10/60. Rainer Long & Günter Hetterich - schooling centre (99 sq m) for 8 years expiring June 2012. Passing rent is €5,346.00 per annum. Indexed 3/5/100.	€334,710	€309,124	€4,435,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
7	63486 Bruchköbel Wilhelm Busch Ring	Bruchköbel, with a population of approximately 20,729, is a rural town located approximately 22 km to the north east of Frankfurt Am Main in the Hesse region, about a 30 minute drive from the city centre via the A66 motorway. The property is located to the north of Bruchköbel, almost in the little village of Niederissigheim and is accessed from the L3195 which is the main road through Bruchköbel. The area is predominantly residential with the exception of the Eidmann distillery opposite the subject property. Constructed in 1998, the property comprises two single storey detached single bay retail warehouse style buildings, arranged in an L shape with concrete steps up between to the residential estate behind at a higher level. Both buildings are timber framed and benefit from profile sheeting clad roofs and elevations. Skylights provide some natural lighting and entrances are fully glazed. We understand that the property comprises the following: Plot size: 6,093 sq m Lettable area: 1,856.75 98 car parking spaces	Freehold (Eigentum) The property is let to: Tegut Gutberlet Stiftung & Co - supermarket (1,640.75 sq m) for 15 years expiring November 2020. Passing rent is €202,425.48 per annum. Indexed 4/10/65. Schlecker - drugstore (216 sq m) for 10 years expiring August 2013. Passing rent is €18,000.00 per annum. Indexed 4/10/65.	€211,722	€192,689	€2,910,000
8	24887 Silberstedt Tükeslih 4	Silberstedt, with a population of almost 2,250 (2004), is part of the German state of Schleswig-Holstein. Silberstedt is located approximately 41 km to the south of Flensburg. The property is located on the east side of the town. Constructed in 2003, the subject property is divided over ground and one upper floor, set under a pitched tiled roof. The elevations are part bricks and part steel panel. We understand that the property comprises the following: Plot size: 7,158 sq m Foodstore (net lettable area): 1,509.14 sq m 170 car parking spaces	Freehold (Eigentum) The property is let to: SPAR Handels AG, Hamburg — supermarket (1,509.14 sq m) 15 years expiring 26 September 2018. Passing rent is €172,041.96 per annum. Indexed 3/10/65.	€167,092	€165,024	€2,300,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
9	25746 Heide Meldorfer Str. 151	Heide, with a population of almost 20,550 (2004), is part of the German state of Schelswig-Holstein. Heide is located approximately 105 km to the north west of Hamburg. The property is located to the south of the city, approximately 2 km from its centre. Constructed in 2000, the subject property comprises two buildings which are almost equal in terms of construction. The buildings are divided over ground and one upper floor, set under a pitched tiled roof. The elevations are part brick and part steel panel. We understand that the property comprises the following: Plot size: 9,600 sq m Net lettable area: 2,204.65 sq m 176 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Gmbh & Co. KG — (1,106.42 sq m) for 15 years expiring 31 December 2015. Passing rent is €150,166.44 per annum. Indexed 3/10/60. TAKKO Modemarkt GmbH & Co. KG — (655.20 sq m) 10 years expiring 14 November 2010. The current gross annual rent is €74,369.64 per annum. Indexed 2/10/65. K+K Shoemarket GmbH — (443.03 sq m) for 15 years expiring 14 November 2010. Passing rent is €48,807.96 per annum. Indexed 3/10/70.	€262,894	€265,150	€3,360,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
10	03622 Waltershausen Heinrich-Heine-Str. 27a	Waltershausen, within the Thuringia state, is a town of around 11,400 inhabitants. It is located approximately 230 km to the north east of Frankfurt and 40 km to the west of Erfurt. The city is close to the A4 autobahn which links Frankfurt, Dresden and Prague. Erfurt and Frankfurt airports are not far from Eisenach. The property is located in a residential area characterized by multi-storey residential buildings. The building is L-shaped and arranged over ground and first floor. It is understood to have been constructed in 2000/2001. Access to the upper floor is via an external staircase and customer's access to the ground floor is via two sets of automatic doors, one per each retailer. The property consists of the following: Plot size: 5,000 sq m Lettable area: 2,160.56 sq m 90 car parking spaces	Freehold (Eigentum) The property is let to: REWE Zentral AG, NL Hungen — supermarket (1,039.84 sq m) for 15 years expiring 31 January 2017. Passing rent is €123,515.64 per annum. Indexed 3/10/65. REWE Zentral AG, NL Hungen — beverage market (331.97 sq m) for 15 years expiring 31 January 2017. Passing rent is €28,515.24 per annum. Indexed 3/10/65. Schlecker — drugstore (206.10 sq m) for 10 years expiring 1 March 20101. Passing rent is €17,793 per annum. Indexed 4/10/60. Winfried Dazert — pharmacy (125.38 sq m) for 15 years expiring 2016. Passing rent is €15,385.44 per annum. Indexed 0/10/100. Hermann I — physiology (126.61 sq m) for 15 years expiring 2016. Passing rent is €12,429.00 per annum. Indexed 0/10/100. Hermann II — physiology (120 sq m) for 15 years expiring 2016. Passing rent is €8,835.12 per annum. Indexed 0/10/100. Pils — hair dresser (82.15 sq m) for 15 years expiring 2016. Passing rent is €8,068.08 per annum. Indexed 0/10/100. Konig+Konig — medicine (128.51 sq m) for 15 years expiring 2016. Passing rent is €11,827.08 per annum. Indexed 0/10/100.	€221,944	€191,707	€2,820,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
11	29664 Walsrode Von-Stolzenberg-Str. 10	Walsrode, with a population of almost 24,370 (2004), is part of the German state of Lower Saxony. Walsrode is located approximately 69 km to the north of Hannover. The property is situated to the south west side of the town. Constructed in 2004, the subject property is arranged over ground and one upper floor, set under a partly flat roof. The elevations are mostly of brick. We understand that the property comprises the following: Plot size: 7,650 sq m Net lettable area: 2,153.47 sq m 154 car parking spaces	Freehold (Eigentum) The property is let to: REWE KG aA Norderstedt — (1,403.03 sq m) 12 years expiring 6 February 2017. Passing rent is €117,010.20 per annum. Indexed 3/10/60. Kloppenburg GmbH & Co. — (750.44 sq m) for 10 years expiring 28 October 2014. Passing rent is €85,910.40 per annum. Indexed 3/10/70.	€197,567	€190,766	€2,530,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
12	24986 Satrup Hans Redlefsen Strasse 1a	Satrup, with a population of just over 3,500 (2004), is part of the German state of Schleswig-Holstein. Satrup is located approximately 18 km to the south east of Flensburg. The property is located in the centre of the town. Constructed in 2001. the subject property is comprises two buildings. The first building is arranged over ground and one upper floor, set under a pitched tiled roof. The elevations are part bricks part steel panel. The second building is arranged over ground floor only, set under a flat roof. The elevations are of concrete plastering. We understand that the property comprises the following: Plot size: 13,469 sq m *Net lettable area: 3,519.76 sq m* 130 car parking spaces	Freehold (Eigentum) The property is let to: Albrecht BGB Gesellschaft — Aldi supermarket (873.78 sq m) for 10 years expiring 18 July 2011. Passing rent is €87,063.96 per annum. Indexed 3/10/60. SPAR Handels AG — (1,302.64 sq m) for 12 years expiring 23 July 2013. Passing rent is €129,875.76 per annum. Indexed 3/10/70. Ernsting Family GmbH & Co KG — (125.64 sq m) for 10 years expiring 30 July 2011. The passing rent is €14,188.32 per annum. Indexed 2/10/70. Kloppenburg GmbH & Co. KG — (776.37 sq m) for 10 years expiring 30 July 2011. Passing rent is €76,214.76 per annum. Indexed 3/10/60 Marion Hanneberg-Scheers — (60.00 sq m) for 5 years until 31 December 2007. The passing rent is €5,030.40 per annum. Indexed 0/10/100. Inge Petersen — (156.97 sq m) for 10 years expiring 12 November 2012. Passing rent is €15,408.12 per annum. Indexed 0/10/100. Katja Gamst — (91.44) for 10 years expiring 29 January 2013. Passing rent is €9,816.84 per annum. Indexed 0/10/100. Markus Beskidt — (132.92 sq m) for 10 years expiring 1 August 2013. Passing rent is €11,819.28 per annum. Indexed 0/10/100.	€338,909	€335,818	€4,220,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
13	24143 Kiel Zum Brook 3	Kiel, with a population of just over 233,000, is part of the German state of Schleswig-Holstein. The property is located on the south east side of the city centre of Kiel. Constructed in 1997, the subject property is arranged over ground floor and 2 upper floors set under a pitched roof with corrugated steel panels. The elevations are of concrete plastering. We understand that the property comprises the following: Plot size: 2,265 sq m Net lettable area: 1,488.58 sq m 37 car parking spaces	Freehold (Eigentum) The property is let to: REWE KG aA, NL Norderstedt — (764.19 sq m) for 15 years expiring 1 February 2013. Passing rent is €104,842.68 per annum. Indexed 3/10/65. Horst Masuhr — (45.71 sq m) for 10 years expiring 2010. Passing rent is €15,338.76 per annum. Indexed 0/10/100. Tessmann Tanzschule GmbH — (678.68 sq m) for 5 years expiring 30 August 2010. Passing rent is €30,840.00 per annum. Indexed 0/10/100.	€142,792	€133,559	€1,810,000
14	06776 Wolfen Leipziger Strasse 83 — 89	Wolfen is located in the Saxony-Anhalt state. It is the biggest city in the district of Bitterfeld of about 25,900 inhabitants on a territory of 17.93 sq km. Wolfen, situated approximately 140 km to the south west of Berlin and 30 km to the north of Leipzig, is close to A9 motorway which provides it with excellent communication links. The property is located in mixed commercial and residential area. However no direct competition was observed close to the property of reference. The main building, a retail warehouse, of reinforced concrete structure and is occupied by a Lidl discount supermarket. Another building, leased to a bakery and a butcher's, is brick built with a tiled roof. The third property is utilised as a textile store and is the same type of construction as the latter. It consists of three independent buildings all single-storey and built in 2003. The property consists of the following: Plot size: 7,390 sq m Lettable area: 2,014.75 sq m 140 car parking spaces	Freehold (Eigentum) The property is let to: KiK Supermarket — textile store (441.29 sq m) for 10 years expiring 31 October 2013. Passing rent is €40,669.20 per annum. Indexed 2/10/60. Erntebrot GmbH — bakery (83.84 sq m) for 11 years expiring 30 November 2014. Passing rent is €12,072.96 per annum. Indexed 2/5/80. Reinsdorfer Fleisch — und Wurstwarenmanufaktur — butcher (98.30 sq m) for 10 years expiring 15 December 2013. Passing rent is €14,166.96 per annum. Indexed 2/5/80. Lidl Vertriebs GmbH & Co KG — supermarket (1,241.32 sq m) for 13 years expiring 2016. Passing rent is €135,060.00 per annum. Indexed 3/10/60. Vacant (150 sq m) Vendor's guarantee for 5 years expiring 2010 at €18,360.00 per annum. Indexed 2/5/80.	€216,057	€208,982	€2,695,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
15	06842 Dessau Heidestr. 100	Dessau, within the Saxony-Anhalt state, is a town of around 78,000 inhabitants located approximately 130 km to the south west of Berlin and 45 km to the north of Leipzig. Dessau is close to the A9 autobahn and has excellent transport links. The A9 autobahn links Berlin and Leipzig. Berlin and Leipzig airports are not far from Dessau. The property, consisting of two buildings, is located in a residential area and has frontage to one of the main streets in town, Heiderstrasse. Close competition is represented by a Netto discount supermarket. The asset is currently occupied by a Plus discount supermarket and a car wash auto service operated by Pit Stop. Both are rectangular shaped and are single-storey retail warehouses built in 2002. They are of a reinforced concrete frame construction. The property consists of the following: Plot size: 9,189 sq m Lettable area: 1,261.10 sq m 100 car parking spaces	Freehold (Eigentum) The property is let to: PLUS Warenhandelsgesellschaft mbH — discount market (936.10 sq m) for 12 years expiring 17 October 2015. Passing rent is €110,871.72 per annum. Indexed 4/10/60. Pit Stop-Auto service GmbH — garage (325.00 sq m) for 20 years expiring 30 September 2022. Passing rent is €39,840 per annum. Indexed 3/10/70.	€147,944	€127,642	€1,870,000
16	25348 Glückstadt Wiebeke Kruse Str. 5 — 7	Gluckstadt, with a population of just over 12,100, is part of the German state of Schleswig-Holstein. Gluckstadt is approximately 65 km from Hamburg. The property is located on the north east side of the city centre of Gluckstadt. Constructed in 2000/2004, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of bricks and steel panels. The property consists of the following: Plot size: 5,612 sq m Lettable area: 1,470.51 sq m 76 car parking spaces	Freehold (Eigentum) The property is let to: Immobilienverwaltung Theo Albrecht BGB Gesellschaft — Aldi supermarket (988.27 sq m) for 10 years expiring 1 July 2015. Passing rent is €116,220.60 per annum. Indexed 3/10/50. Rugenberger GmbH & Co. AG — (53.54 sq m) for 5 years expiring 1 November 2009. Passing rent is €7,976.16 per annum. Indexed 0/10/100. Firma Anton Schlecker — (202.26 sq m) for 10 years expiring 1 March 2011. Passing rent is €18,406.56 per annum. Indexed 4/10/60. Fleischerei Asmussen — (83.44 sq m) for 5 years expiring 3 march 2008. Passing rent is €15,358.44 per annum. Indexed 0/10/100.	€153,330	€156,308	€2,150,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
17	27619 Schiffdorf-Spaden Neufelder Weg 1	Schiffdorf-Spaden, with a population of almost 14,100 (2004), is part of the German state of Lower Saxony. Schiffdorf-Spaden is located approximately 60 km from Bremen. The property is located at the east side of Bremerhaven. Constructed in 1981/2002, the subject property is arranged over ground floor and two upper floors set under a flat roof. The elevations are of steel panels. The property consists of the following: Plot size: 10,935 sq m Lettable area: 9,745.81 sq m 160 car parking spaces	Freehold (Eigentum) The property is let to: Hess GmbH — (600 sq m) for 10 years expiring 31 December 2012. Passing rent is €63,809.28 per annum. Indexed 0/10/60. Takko Mode Markt GmbH & Co. KG — (663.91 sq m) expiring 7 February 2012. Passing rent is €79,430.16 per annum. Indexed 2/10/60. Optimal GmbH — (7,770.16 sq m) for 7 years expiring 31 May 2007. Passing rent is €358,320.72 per annum. Indexed 0/5/80. Vendor's guarantee for 2 years if tenant does not extend lease by 5 years. GMG Generalmietgesellschaft mbH — (708.74 sq m) for 10 years expiring 25 March 2012. Passing rent is €138,048.84 per annum. Indexed 1/10/85. Vodafone D2 GmbH — (aerial) for 20 years expiring 31 December 2021. Passing rent is €4,920.00 per annum. Indexed 0/10/100. Deutsche Telekom Mobilnet GmbH — (aerial) for 15 years expiring 30 November 2016. Passing rent is €6,135.48 per annum. No indexation. O² Germany GmbH & Co. KG — (aerial) 20 years expiring 19 July 2005. Passing rent is €4,800.00 per annum. No indexation.	€632,612	€581,340	€7,385,000
18	28259 Bremen Huchting Alte Heerstrasse 4	Bremen, with a population of 544,853, is part of the German state of Bremen. Bremen Huchting is located approximately 10 km from the city centre of Bremen. The property is located on the north side of Huchting. Constructed in 1990, the subject property is arranged over ground floor and one upper floor set under a flat roof. The elevations are of plastered brick. The property consists of the following: Plot size: 4,213 sq m Lettable area: 1,464.00 sq m 76 car parking spaces	Freehold (Eigentum) The property is let to: Immobilienverwaltung Theo Albrecht BGB Gesellschaft — Aldi supermarket (1,044.00 sq m) for 10 years expiring 14 November 2012. Passing rent is €90,953.28 per annum. Indexed 5/10/30. Tenters — (80 sq m) for 18 years expiring 30 November 2010. Passing rent is €12,721.92 per annum. Indexed 0/10/100. J. Rubel and U. Rubel — (120.00 sq m) for 20 years expiring 30 September 2010. Passing rent is €13,485.96 per annum. Indexed 0/10/100. Vacant — Restaurant (220 sq m)	€110,865	€127,536	€1,590,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
19	03159 Döbern Forster Strasse 77	Döbern, in the federal state of Brandenburg, is a small rural town circa 28 km south-east of Cottbus and 12 km from the Polish border. Its population is falling (3,972 in December 2004 compared with 4,672 in October 1990) and unemployment is high. The property is located on the main road through the town. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2002, the property is of mainly single-storey construction with a first floor of non-retail space to the front. Walls are rendered and painted, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 4,530 sq m Lettable Area: 1,037.00 sq m 60 car parking spaces	Freehold (Eigentum) The property is let to: Michael Schels & Sohn GmbH & Co KG - Netto supermarket (1,037.00 sq m) for 15 years expiring 1 November 2017. Passing rent is €105,151.80 per annum. Indexed 3/10/60.	€102,538	€94,975	€1,370,000
20	01904 Neukirch/Lausitz Am Ostbahnhof 5	Neukirch/Lausitz, in the free federal state of Saxony, is a small rural town circa 48 km east of Dresden and 5 km from the Czech border. The population (of the administrative area) is c. 5,600 and unemployment is 16.9%. The property is situated towards the south-east fringe of the town on the B98, the main road through Neukirch. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2005, the property is of single-storey construction with rendered and painted walls, with some profiled metal, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 5,624 sq m Lettable Area: 1,322.05 sq m 100 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH & Co KG - supermarket (1,322.05 sq m) for 12 years expiring 1 February 2017. Passing rent is €137,494.92 per annum. Indexed 3/10/60.	€134,112	€121,021	€1,790,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
21	02625 Bautzen Zeppelinstrasse	Bautzen, in the free federal state of Saxony, is a mixed-economy town c. 65 km east of Dresden and 12 km north of the Czech border. It has a population of 42,199 (January 2005), compared with c. 52,400 in 1988; unemployment is 19.8%. The property is situated on the B96 towards the southern fringe of the town, in a mixed residential, commercial and industrial area. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2004, the property is of single-storey construction with rendered and painted walls, with some profiled metal sheeting, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 5,214 sq m Lettable Area: 1,276.83 sq m 85 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH & Co KG - supermarket (1,276.830 sq m) for 12 years expiring 1 October 2016. Passing rent is €137,897.64 per annum. Indexed 4/10/60.	€134,553	€132,052	€1,790,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
22	12587 Berlin Müggelseedamm 151/155	The property is in the Friedrichshagen district on the eastern fringe of Berlin, c. 20 km from the centre. Friedrichshagen has a population of 16,740 (December 2004); it forms part of the administrative district of Treptow-Köpenick, which has unemployment of 16.6%. The property is on a busy road in a pleasant residential area which has a full range of retail and service facilities. Constructed in 2004, the property is of single-storey construction with brick walls and profiled metal gables beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 3,946 sq m Lettable Area: 895.50 sq m 57 car parking spaces	*Freehold (Eigentum)* The property is let to: Plus Warenhandels GmbH, NL Berlin — supermarket (858.00 sq m) for 15 years expiring 1 October 2019. Passing rent is €142,800.00 per annum. Indexed 4/10/60. Steineckes Heidebrot Backstube GmbH & Co KG — bakery (37.50 sq m) for 5 years expiring 1 October 2009. Passing rent is €12,120.00 per annum. Indexed 100.	€152,475	€136,357	€2,060,000
23	49196 Bad Laer Grüner Weg	Bad Laer, *with a population of* 9,200, *is part of the German state* of North Rhine-Westphalia. Bad Laer is located approximately 25 km from Osnabrück. The property is located at the South East side of the city centre of Bad Laer. Constructed in 2001/2003, the subject property is arranged over *ground floor and one upper floor set under a pitched roof with* tiles. The elevations are of bricks with concrete/plaster work. The property consists of the following: Plot size: 12,930 sq m Lettable area: 2,000 sq m 158 car parking spaces	Freehold (Eigentum) The property is let to: LIDL GmbH & Co. KG — (1,075 sq m) for 15 years expiring 1 November 2016. Passing rent is €122,710.08 per annum. Indexed 3/10/60. Firma Anton Schlecker — (225 sq m) for 10 years expiring 1 November 2013. Passing rent is €15,360.00 per annum. Indexed 5/10/50. Willi Oberhülsmann — beverage market (700 sq m) for 10 years expiring 1 November 2013. Passing rent is €33,840.00 per annum. Indexed 0/10/100.	€168,191	€161,201	€2,215,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
25	21357 Bardowick Ilmer Weg	Bardowick, with a population of 5,935, is part of the German state of Schleswig-Holstein. Bardowick is located approximately 25 km from Hamburg. The property is located on the south side of the city centre. Constructed in 2004, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of bricks. The property consists of the following: Plot size: 2,811 sq m Lettable area: 987 sq m 80 car parking spaces	Leasehold (heritable building right) from 17 July 1969 until 1 June 2064. Ground rent is €10,000.00 per annum. The property is let to: Plus Warenhandels GmbH — (987 sq m) for 12 years expiring 1 September 2016. Passing rent is €113,110.20 per annum. Indexed 3/10/60.	€100,992	€98,915	€1,320,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
27	33175 Bad Lippspringe Detmolder Strasse 222	Bad Lippspringe, with a population 15,046, is part of the German state of Lower Saxony. Bad Lippspringe is located approximately 12 km from Paderborn. The property is located at the south west side of Bad Lippspringe. Constructed in 2005, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick, concrete and wooden panels. The property consists of the following: Plot size: 3,800 sq m Lettable area: 1,821 sq m 120 car parking spaces	Freehold (Eigentum) The property is let to: REWE NL Hürth — supermarket (1,376.00 sq m) for 10 years expiring 1 June 2015. Passing rent is €138,000.00 per annum. Indexed 3/10/65. Kik Textilien und Non-Food GmbH — clothes retailer (511.00 sq m) for 5 years expiring March 2010. Passing rent is €44,400.00 per annum. Indexed 3/10/100.	€178,689	€172,784	€2,290,000
28	55257 Budenheim Binger Strasse 1	Budenheim is a small commuter town in the Rhineland-Palatinate region with a population of approximately 8,585. Located on the south bank of the Rhine river, the nearest big towns are Mainz, approximately 19 km to the south east and Wiesbaden, approximately 12 km to the north. Frankfurt city centre is a 45 minute drive away approximately 48 km to the north east via the A66 motorway. The A63 and A60/E42 motorways are also a 5 minute drive to the south of Budenheim providing easy access to the south towards Mannheim and north west to Koblenz respectively. The subject property is located on the eastern edge of the town at the junction of the L423 (Bingerstrasse) which leads to Mainz and Kirchstrasse. Other occupiers within the vicinity include the Chemische Fabrik Budenheim on the northern side of the railway line to the north, Bericap to the east of the property and Heiser's Kuchen and CMM garage across the road opposite. The town centre is a 5 minute walk to the west. Constructed in 2004, the property comprises a single storey retail warehouse style building. The property is of a concrete frame construction with painted external elevations incorporating a glazed porch entrance under a double pitched tiled roof. Goods loading is to the side down a ramped entrance with a steel roller shutter door. We understand the property comprises the following: Plot size: 4,910 sq m Lettable area: 1,150.00 sq m 85 car parking spaces	Leasehold (heritable building right) for 35 years expiring 2 May 2039. Ground rent is €48,000.00 per annum. The property is let to: REWE Deutscher Supermarkt Kommanditges. Auf - (1,150.00 sq m) for 15 years expiring June 2019. Passing rent is €176,400.00 per annum. Indexed 4/10/60.	€125,486	€118,750	€1,570,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
29	75239 Eisingen Steiner Strasse	Eisingen is a small rural town with a population of approximately 4,251, located approximately 7.5 km north of Pforzheim in the Baden Wuertemberg region of West Germany. The L621/K4530 provides easy access from Eisingen to the B294 which heads south to Pforzheim and north to Bretten approximately 18 km away. The A8/E52 is within a 10 minute drive providing rapid access southeast to Stuttgart (approximately 45 minutes). The subject property is located on the main road through the centre of the town. The immediate vicinity is predominantly residential with a Total Garage opposite the main vehicle entrance. Constructed in 2003, the property is of a concrete frame construction with rendered elevations under a parapet roof. A separate goods loading entrance is located at the west elevation, with a steel roller shutter door. Pedestrian access is also possible from the path that runs to the south of the property, linking Bohrrainstrasse and Wesenstrasse, two residential roads. We understand that the property comprises the following: Plot size: 4,251 sq m Lettable area: 1,352.00 sq m 70 car parking spaces	Freehold (Eigentum) The property is let to: SPAR Handels AG - supermarket (1,352.00 sq m) for 15 years expiring December 2018. Passing rent is 164,891.88 per annum. Indexed 3/10/60.	€161,891	€155,846	€2,205,000

Schedule 2

Properties (Under Construction)

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
3	67806 Rockenhausen Kaiserslauterer Str. 11	Rockenhausen is a very small quiet town with a population of approximately 5,785, located in the west of Germany in the Rhineland-Palatinate region, approximately 31 km north of Kaiserslautern, the nearest large town, 47 km west of Worms and 69 km north west of Mannheim, the nearest city. The A63 motorway is located approximately 12 km to the south east of Rockenhausen providing rapid access to Mainz and Frankfurt to the north and Kaiserslautern to the south. The subject property is located on Kaiserslauterer Strasse (K36) to the south of Rockenhausen, just off the B48 which bypasses the town to the west. Other commercial occupiers in the vicinity include a Volkswagen Golf garage located opposite the property, ACR Motors adjacent to the property with Honda Motors and MiniMal also nearby. The property comprises a development due to be completed by November 2005. The main structure had been completed at the time of our inspection and comprises a single-storey building which may have the capacity to have a mezzanine storage level in the roof. The building is of a concrete frame construction with steel profile sheeting covering a pitched roof. The rendering was underway, however, not yet completed and no internal fit out had commenced. The car park is being landscaped. We understand that the property will comprise the following: Plot size: 6,500 sq m Lettable area: 1,633 sq m 100 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: REWE & Co oHG Zweig NL Wiesloch — Penny (1,033 sq m) for 15 years expiring November 2020. Rent agreed €143,520 per annum. Indexed 3/10/65. KIK Textilien und Non-food GmbH — (600 sq m) for 10 years expiring November 2015. Rent agreed at €64,080 per annum. Indexed 3/10/66.	€203,891	€192,879	€2,720,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
24	21357 Bardowick Hamburger Landstr./Schwarzer Weg 46	Bardowick, with a population of almost 6,000 (2004), is part of the German state of Schleswig-Holstein. Bardowick is approximately 25 km from Hamburg. The property is located on the south side of the city centre. The property is currently under construction and is due for completion towards the end of 2005. The property is arranged over ground floor and one upper floor set under a pitched roof. At the time of our inspection, the elevations still needed to be finished. We understand that the property will comprise the following: Plot size: 8,000 sq m Net lettable area: 1,800 sq m 120 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: REWE KG a A, *NL Norderstedt — (1,800 sq m)* for 15 years expiring 1 October 2020. Rent agreed €218,922.96 per annum. Indexed 4/10/65.	€214,934	€207,540	€2,810,000
31	59302 Oelde Oelder Tor	Stromberg (Oelde) is part of the German state of North Rhine Westphalia. We estimate the total population of Stromberg at around 3,000. The property is located on the west side of the city centre of Stromberg, around 4 km from Oelde and 75 km from Dortmund. The subject property is currently under construction and is due for completion towards the end of 2006. We understand that the property will comprise the following: Plot size: 8,590 sq m Lettable area: 1,698.00 sq m 140 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: Aldi Immobilienverwaltung GmbH & Co KG - Aldi supermarket (1,030.00 sq m) for 10 years expiring March 2016. Rent agreed €90,000.00 per annum. Indexed 5/10/50. Beverage Store - (612 sq m) for 10 years expiring March 2016. Rent agreed €36,720.00 per annum. Indexed 4/10/60. Bakery - (56.00 sq m) for 10 years expiring March 2016. Rent agreed €18,000.00 per annum. Indexed 4/10/70.	€141,125	€147,951	€1,835,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
32	06773 Gräfenhainichen Rosa-Luxemburg-Strasse	Gräfenhainichen, in the federal state of Saxony-Anhalt, is approximately 25 km south of the Lutherstadt Wittenberg, circa 60 km north of Leipzig and circa 140 km south-west of Berlin. Its population of 7,900 (June 2003) is falling and unemployment is over 20%. The property is on one of the main roads through Gr†fenhainichen, approximately 1 km to the south-east of the town centre on the edge of a new low-density housing area. The property is scheduled for completion on 6 December 2005. It consists of two separate buildings, both of single-storey construction with brick curtain walling beneath pitched and tiled roofs. We understand that the property will comprise the following: Plot size: 8,265 sq m Lettable area: 1,414.00 sq m 112 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: Plus Warenhandelsgesellschaft mbH - supermarket (930.00 sq m) for 13 years expiring 28 November 2018. Rent agreed €97,200.00 per annum. Indexed 3/10/60. Erntebrot GmbH, Bäckerei Döbeln - bakery (35.00 sq m) for 10 years expiring 28 November 2015. Rent agreed €10,800.00 per annum. Indexed 3/10/70. WVG Getränkefachgrosshandel GmbH - beverage store (414.00 sq m) for 10 years expiring 28 November 2015. Rent agreed €33,780.00 per annum. Indexed 3/10/60. Olaf Blaszellner - (35.00 sq m) for 1 year expiring 28 November 2006. Rent agreed €2,400.00 per annum. Indexed 0/5/100.	€141,324	€141,199	€1,845,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
33	97688 Bad Kissingen Kasernenstrasse/ Columbiastrasse	Bad Kissingen, in the free federal state of Bavaria, is a well-known spa town with a population of 21,783, located approximately 150 km east of Frankfurt and 63 km south of Fulda. Tourism, health tourism and medical services are an important part of the economy. The property is prominently situated in a new commercial estate being developed on the site of former US barracks (closed 1994) towards the northern fringe of the town. The property is under construction, with completion scheduled for 15 November 2005. It is a single-storey structure with concrete panel walls under a mainly flat roof. We understand that the property will comprise the following: Plot size: 10.153 sq m Lettable area: 3,370.00 sq m 175 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: Danisches Bettenlager — (865.00 sq m) for 10 years expiring November 2015. Rent agreed €72,660.00 per annum. Indexed 3/10/70. Fressnapf — (600.00 sq m) for 10 years expiring November 2015. Rent agreed €50,400.00 per annum. Indexed 3/10/60. Kienast-Schuhe — (440.00 sq m) for 10 years expiring November 2015. Rent agreed €44,880.00 per annum. Indexed 3/10/60. KIK — (525.00 sq m) for 10 years expiring November 2015. Rent agreed €59,787.00 per annum. Indexed 3/10/5. Tedi — (425.00 sq m) for 10 years expiring November 2015. Rent agreed €43,299.00 per annum. Indexed 3/10/5. Logo/Heurich — (515.00 sq m) for 10 years expiring November 2015. Rent agreed €44,496.00) per annum. Indexed 3/10/50.	€305,841	€305,302	€3,940,000
36	95339 Neuenmarkt-Wirsberg Wirsberger Strasse	Neuenmarkt is a village of just over 2,000 inhabitants (2004) located approximately 251 km to the north of Munich and 103 km to the north east of Nuremberg. Neuenmarkt is situated approximately 10 km north of junction 39 of the A9 motorway, just off the B303. The property is situated in an edge of town location at the junction of Wirsberger Strasse and Aus der Höh. The property comprises a cleared site with construction due to commence imminently and completion due for March 2006. Adjacent to the property is an E-Aktiv Market, and a REWE supermarket is situated at approximately 1 km distance. There is a reasonable residential catchment in the locality of the property. We understand that the property will comprise the following: Plot size: 6,546 sq m Lettable area: 1,450.00 sq m 95 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: Norma GmbH & Co KG - (1,050.00 sq m) for 10 years expiring 14 March 2016. Rent agreed €103,320.00 per annum. Indexed 3/10/65. Markgrafen Getränke GmbH - (400.00 sq m) for 10 years expiring 14 March 2016. Rent agreed €34,800.00 per annum. Indexed 3/10/65.	€135,289	€129.169	€1,730.000

DEFINITIONS

The following definitions apply throughout this document unless the context required otherwise:

25 per cent. Threshold	Ownership by Benefit Plan Investors, in the aggregate, of 25 per cent. or more of the value of any class of capital or equity interest in the Company (calculated by excluding the value of any capital or other equity interest held by any Controlling Person)
ABS	Asset backed securities
Administration Agreement	The administration agreement between the Company and IAG dated 30 September 2005
Administrator or IAG	International Administration (Guernsey) Limited
Admission	The date upon which the Shares are admitted to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities
Application	The application by the Company for admission of its Shares to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities
Articles or Articles of Association	The articles of association of the Company in force from time to time
Bastion Portfolio	The 13 properties the Company has acquired or agreed to acquire as referred to in the valuation report of CB Richard Ellis Ltd. set out at Part III of Part XII of this Prospectus;
Belfry Portfolio	The 28 properties the Company has acquired or agreed to acquire as referred to in the valuation report of Debenham Tie Leung set out at Part II of Part XII of this Prospectus;
Benefit Plan Investor	(i) an employee benefit plan (as defined by Section 3(3) of ERISA), whether or not it is subject to Title I of ERISA; (ii) a plan as described in Section 4975 of the Code, whether or not subject to Section 4975 of the Code; (iii) an entity whose underlying assets include the assets of any plan described in clause (i) or (ii) by reason of the plan's investment in such entity (including but not limited to an insurance company general account); or (iv) an entity that otherwise constitutes a benefit plan investor within the meaning of the Plan Asset Regulation
B Notes	The B Notes are as defined in Part II The Company and its Business — European Real Estate Related Loans
Board of Directors or Directors or Board	The board of directors of the Company
CDO	A collateralised debt obligation which is a debt obligation issued in multiple classes secured by an underlying portfolio of investments
CDO I Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO I plc and the Manager dated 8 June 2004
CDO II Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO II plc and the Manager dated 5 May 2005
CDO III Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO III plc and the Manager dated 28 April 2005
CDO IV Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO IV plc and the Manager dated 14 July 2005

CMBS	Commercial mortgage backed securities, being interests in or obligations secured by a commercial mortgage loan or a pool of commercial mortgage loans
Code	The U.S. Internal Revenue Code of 1986, as amended
Company	Eurocastle Investment Limited
Controlling Person	Any person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person
CREST UK	The facilities and procedures for the time being of the relevant system of which CRESTCo has been approved as Operator pursuant to the Uncertificated Securities Regulations 2001
CRESTCo	CRESTCo Limited, the operator of the CREST UK system
Deutsche Bank Portfolio	The properties purchased on sale and leaseback by the Company from Deutsche Bank in December 2004 referred to in the valuation report of Cushman & Wakefield, Healy & Baker set out at Part I of Part XII of this Prospectus
Disclosure Rules	The Disclosure Rules made by the Financial Services Authority under section 73A of the Financial Markets and Services Act 2000
ERISA	U.S. Employee Retirement Income Security Act of 1974, as amended
Euro or €	The currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957) as amended by the Treaty on European Union (signed in Maastricht on 7 February 1992)
Eurocastle CDO I	The issue of notes by Eurocastle CDO I plc pursuant to a trust deed on 8 June 2004
Eurocastle CDO II	The issue of notes by Eurocastle CDO II plc pursuant to a trust deed on 5 May 2005
Eurocastle CDO III	The issue of notes by Eurocastle CDO III plc pursuant to a trust deed on 28 April 2005
Eurocastle Funding	Eurocastle Funding Limited
Euronext Amsterdam	Euronext Amsterdam N.V.
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
Financial Services Authority	The Financial Services Authority acting in its capacity as the competent listing authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended
Fitch	Fitch Ratings Ltd.
Funding Management Agreement	The Management Agreement between the Company, the Manager and Eurocastle Funding dated 23 June 2004
Funds from Operations or FFO	Funds from operations which represent net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis)
Group	The Company and its SPVs and subsidiaries from time to time
Guernsey	Island of Guernsey

Internal Revenue Code	U.S. Internal Revenue Code of 1986, as amended
Investment Advisers Act	U.S. Investment Advisers Act of 1940, as amended
Investment Company Act	U.S. Investment Company Act of 1940, as amended
Listing Agency Agreement	The listing agency agreement dated on or about the date of this Prospectus between the Company and the Listing Agent
Listing Agent	Morgan Stanley & Co. International Limited
Listing Agreement	The listing agreement dated on or about the date of this Prospectus between the Company, the Listing Agent and Euronext Amsterdam
Listing Rules	The Listing Rules made by the Financial Services Authority under Section 73A of the Financial Services and Markets Act 2000
London Listing	The Listing of the Company's Shares on the Official List and their admission to trading on the London Stock Exchanges's market for listed securities
London Stock Exchange, or Exchange	London Stock Exchange plc
Management Agreement	The amended and restated management and advisory agreement dated 23 June 2004 between the Company and the Manager
Manager or Fortress	Fortress Investment Group LLC, a limited liability company incorporated in Delaware (with registered number 2854297) under the Delaware Limited Liability Company Act
Memorandum	The memorandum of association of the Company in force from time to time
Moody's	Moody's Investor Services
Newcastle	Newcastle Investment Corp.
Official List	Official List of the Financial Services Authority
Options	Options granted over Shares of the Company
Paying Agent	ABN AMRO Bank N.V.
Paying Agency Agreement	The paying agency agreement dated on or about the date of this Prospectus between the Company and the Paying Agent
PFIC	Passive foreign investment company
Plan	Eurocastle Non-Qualified Share Option Plan
Prospectus	This document dated 14 December 2005
Prospectus Directive	Directive 2003/71 of the European Parliament and of the Council of 4 November 2003 in the prospectus to be published when securities are offered to the public or admitted to trading
Prospectus Rules	The Prospectus Rules made by the Financial Services Authority under section 73A of the Financial Services and Markets Act 2000
Registrar	Anson Registrars Limited
Registrar Agreement	Registrar Agreement between the Company and Anson Registrars Limited dated 24 June 2004
RMBS	Residential mortgage backed securities, being interests in or obligations secured by a pool of residential mortgage loans
S&P	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies
Securities Act	U.S. Securities Act of 1933, as amended

Shareholders	Holders of Shares
Shares	Shares of no par value in the capital of the Company
Special Purpose Vehicles or SPVs	Special purpose vehicles established by the Company to hold investments and/or issue debt securities in the form of CDOs
Takeovers Directive	Directive 2004/25/EC of the European Parliament and the Council of 21 April 2004 on takeover bids
Truss Portfolio	The 21 properties the Company has acquired or agreed to acquire as referred to in the valuation report by CB Richard Ellis Ltd. contained in Part VI of Part XII of this Prospectus;
Trustee	ABN AMRO Bank N.V. London Branch
UK Transfer Agent Agreement	UK Transfer Agent Agreement between the Company, Anson Registrars Limited and Capita IRG plc dated 24 June 2004
United States or U.S.	United States of America, its territories and possessions, any State of the United States, and the District of Columbia
U.S. Person	U.S. Person within the meaning of Regulation S under the Securities Act
UK Transfer Agent	Capita IRG plc
VAT	United Kingdom value added tax

DIRECTORS, MANAGER AND ADVISERS

DIRECTORS OF THE COMPANY
Wesley R. Edens
Keith Dorrian
Paolo Giorgio Bassi
whose address is the registered office of the Company

REGISTERED OFFICE OF THE COMPANY
Suite 6, Borough House
Rue du Pré
St Peter Port
Guernsey

MANAGER

Fortress Investment Group LLC
1345 Avenue of the Americas
46th Floor
New York, NY 10105

ADMINISTRATOR AND SECRETARY OF THE COMPANY

International Administration (Guernsey) Limited
P.O. Box 282
Suite 6, Borough House
Rue du Pré
St Peter Port
Guernsey

REGISTRAR

Anson Registrars Limited
Anson House
Havilland Street
St Peter Port
Guernsey GY1 2QE

PAYING AGENT

ABN AMRO Bank N.V.
Gustav Mahlerlaan 10,
1082 PP Amsterdam
The Netherlands

UNITED KINGDOM TRANSFER AGENT

Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

ENGLISH AND DUTCH LEGAL ADVISERS TO COMPANY

Linklaters
One Silk Street
London EC2Y 8HQ

U.S. LEGAL ADVISERS TO COMPANY

Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

GUERNSEY LEGAL ADVISERS TO COMPANY

Carey Olsen
PO Box 98
7 New Street
St Peter Port
Guernsey GY1 4BZ

AUDITORS

Ernst & Young LLP
1 More London Place
London SE1 2AF

LISTING AGENT

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

PRINCIPAL BANKERS

Bank of Bermuda
Arnold House
St Julian's Avenue
St Peter Port
Guernsey GY1 3NF

SEC File No. 82-34724

Eurocastle Investment Limited

Prospectus

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS

DEUTSCHE BANK **GOLDMAN SACHS INTERNATIONAL** **MORGAN STANLEY**

CO-LEAD MANAGERS

DRESDNER KLEINWORT WASSERSTEIN LIMITED **KEMPEN & CO N.V.**

This Prospectus comprises a prospectus relating to the Company prepared in accordance with the Prospectus Rules made under Section 73A of the Financial Services and Markets Act 2000 as amended.

The Company has the necessary consent from the Guernsey Policy Council under the Control of Borrowing (Bailiwick of Guernsey) Ordinances, 1959 to 1989, for the raising of money by the issue of New Shares. Neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council accept any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard thereto.

The Company and the Directors of the Company, whose names appear on page 394, accept responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Company and the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information. Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen are acting for the Company and for no one else in connection with the Offer and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen, nor for giving advice in relation to the Offer or any other matter referred to herein.

Investment in the Company involves significant risks and special considerations. The attention of prospective investors is drawn to the risk factors in the section entitled "Certain Risk Factors" in this Prospectus.

Eurocastle Investment Limited

(incorporated in Guernsey on 8 August 2003 under the Companies (Guernsey) Law, 1994 (as amended) with registered number 41058)

Prospectus

Offer of 11,667,000 Ordinary Shares at an Offer Price of €30 per Share to raise approximately €350 million

Ordinary Share Capital immediately following Admission of Offer Shares

Authorised	Ordinary Shares	Issued(1)(2)
Unlimited	Of no par value	35,876,670

(1) Assumes no exercise of the Over-allotment Option.

(2) Excludes the Investment Shares which will only be issued on closing of the Dresdner Acquisition.

The closing price of the Shares on Euronext Amsterdam on 27 January 2006 was €29.75.

Eurocastle Investment Limited is offering Offer Shares under the Offer. In addition, Morgan Stanley & Co. International Limited, or its agent, may acquire, or procure acquirers for, a number of Over-allotment Shares equal to up to 10% of the aggregate number of Offer Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allocations and short positions resulting from stabilisation transactions.

The Offer Shares to be made available pursuant to the Offer will, on their Admission, rank pari passu in all respects with the existing Shares, including for all dividends and other distributions declared, made or paid on the Shares after their Admission.

Application has been made for all of the New Shares in the Company to be admitted to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities. It is expected that Admission of the Offer Shares will become effective and that dealings in the Offer Shares will commence on 1 February 2006. It is expected that Admission of the Investment Shares will become effective and that dealings in the Investment Shares will commence on the date of closing of the Dresdner Acquisition.

This Prospectus does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful, and, in particular, is not for distribution in the United States, Australia, Canada or Japan or to U.S., Australian, Canadian or Japanese persons. The Shares have not been and will not be registered under the Securities Act or any other applicable law of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Shares may not be offered or sold in the United States, Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of the United States, Australia, Canada or Japan. Shares may be purchased in the United States only by persons (a) reasonably believed to be "accredited investors" within the meaning of the Securities Act or "qualified institutional buyers" in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A, or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and (b) who are "qualified purchasers" or "knowledgeable employees" within the meaning of the Investment Company Act. The Company will not be registered under the Investment Company Act, and investors will not be entitled to the benefits of such Act.

Prospective investors are hereby notified that sellers of the Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act. The Shares are not transferable except in compliance with the restrictions described under "Transfer Restrictions." In addition, prospective investors should take note that the Shares may not be acquired by investors using assets of any retirement plan or pension plan that is subject to Title I of ERISA or Section 4975 of the Code. Prospective investors are also notified that the Directors believe that the Company will be classified as a passive foreign investment company for U.S. federal income tax purposes.

JOINT LEAD MANAGERS AND JOINT BOOKRUNNERS

Deutsche Bank **Goldman Sachs International** **Morgan Stanley**

CO-LEAD MANAGERS

Dresdner Kleinwort Wasserstein Limited **Kempen & Co N.V.**

Prospectus dated 30 January 2006

Table of Contents

Please refer to "Important Information" on page 21 for a discussion of additional important legal restrictions and risks applicable to an investment in the Shares.

SUMMARY

This Summary should be read as an introduction to this Prospectus and any decisions to invest in the Shares should be based on a consideration of this Prospectus as a whole. Save where otherwise indicated, the financial information in this Summary has been extracted without material adjustment from Parts IX, X and XI of this Prospectus. Investors should read the whole of this Prospectus and not just rely on this summary information.

If you bring a claim relating to the information contained in this Prospectus before a court, you might, under the national legislation of the EEA States, have to bear the costs of translating this Prospectus before the legal proceedings are initiated. Civil liability attaches to the persons responsible for this summary, including any translation of the summary, but only if the summary is misleading, inaccurate or inconsistent when read together with other parts of this Prospectus.

The financial information as at 30 September 2005 relating to the Company set out in this Summary has been sourced from the Company's unaudited interim results for the nine months ended 30 September 2005 or from its management accounts.

The Company, Investment Objectives and Policy

Eurocastle Investment Limited is a closed-ended investment company incorporated in Guernsey and managed by Fortress Investment Group LLC (the "Manager" or "Fortress").

The Company invests primarily in European real estate investments and European real estate related debt. In response to opportunities the Company currently sees in the commercial real estate sector in Germany, the Company is currently focusing on commercial real estate investments in the German market.

The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns through prudent asset selection and the use of appropriate financing structures. The Company targets substantially, but not exclusively, two distinct categories of investment:

European Real Estate Investments

Investments within this category fall into two principal sub-categories:

(i) European Real Estate Assets

The Company acquires direct interests in real estate. As of 30 September 2005, investments in direct real estate represented (on an unaudited basis) approximately 21% of the Company's gross assets.

(ii) Other European Real Estate Investments

The Company also makes investments which, while not direct real estate assets, give it exposure to real estate assets. An example of such an investment is the units in FIP — Fondo Pubblici Immobili ("FIP") it acquired in July 2005. As of 30 September 2005, investments falling in this sub-category represented (on an unaudited basis) approximately 9% of the Company's gross assets.

European Real Estate Related Debt

Investments within this category fall into two principal sub-categories:

(i) European Real Estate and Other Asset Backed Securities

The Company acquires moderately credit sensitive asset backed securities, including commercial mortgage backed securities ("CMBS"), real estate related asset backed securities ("ABS") and residential mortgage backed securities ("RMBS"). The Company generally targets investments with a credit rating, determined by internationally recognised rating agencies, from A down to BB. As of 30 September 2005 (on an unaudited basis), its investments (including restricted cash) in these asset backed securities represented 62% of the Company's gross assets with an average rating of BBB+.

(ii) European Real Estate Related Loans

The Company acquires loans made at moderate leverage levels to well capitalised real estate operators with established track records. These loans include real estate related B Notes, mezzanine loans, bank loans and real estate loans. As of 30 September 2005 (on an unaudited basis), its investments in real estate related loans represented 5% (by carrying value) of the Company's gross assets.

Underpinning the Company's investment activities is a disciplined approach to acquiring, financing and managing assets with moderate credit risk. The Company seeks to diversify its investments by asset type, industry, location, issuer and tenant in order to minimise the risk of capital loss and to enhance the terms of the Company's financing structures. The Company manages its credit exposure through this diversification and also through ongoing asset selection and surveillance.

The Company employs leverage in order to meet its return objectives. The extent of leverage is dependent upon the nature and credit quality of the relevant assets. As of 30 September 2005, the Company's debt to equity ratio (on an unaudited basis) was approximately 4 to 1 or 80% of gross asset value. The Company utilises multiple forms of financing, including collateralised debt obligations ("CDOs"), term loans and short term financing in the form of repurchase agreements.

The Company aims, where possible, to structure borrowings which finance its non-direct real estate investments as match-funded so as to minimise interest rate, refinancing and currency risks. In the case of real estate investments, where practicable, it seeks to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely.

Recent Developments

European Real Estate Investments

Drive S.à r.l., a wholly-owned indirect subsidiary of the Company, signed an agreement with Dresdner Bank AG on 22 December 2005 under which, subject to various customary conditions, it will acquire for approximately €2 billion all of the units in DresdnerGrund-Fonds, a German public open ended real estate fund that, on completion of the acquisition, will own a portfolio of 303 commercial properties in Germany.

The Company expects completion of the Dresdner Acquisition to occur in February 2006 and to fund it with equity and debt financing. The Company is currently negotiating the definitive terms of the debt financing with a group of financial institutions, including Deutsche Bank, which is one of the Joint Bookrunners of the Offer. It expects to raise the equity through a combination of an investment by the Fortress Funds and this Offer. For additional information on the equity investment by the Fortress Funds, see "Recent Developments — Dresdner Acquisition Financing" in Part II of this Prospectus and the summary of the Investment Agreement in paragraph 7.15 of Part VI of this Prospectus.

The Company has continued to enter into purchase agreements for retail assets that form part of the Truss Portfolio. The Company has committed to purchase a further nine assets (with an aggregate purchase price of approximately €21 million) in addition to the 31 assets it had already committed to acquire.

European Real Estate Related Debt

Between 7 December 2005 and 12 January 2006, the Company acquired approximately €148 million of securities and approximately €6 million of real-estate backed loan interests (or instruments allowing economic exposure to loans).

The Manager

The Company is externally managed by Fortress Investment Group LLC. Fortress is a global alternative investment and asset management firm with approximately U.S.$16 billion of equity capital currently under management[(1)]. The Manager provides the Company with access to investment opportunities through its existing business relationships. The Manager's principals have an average of 20 years' expertise in the fields of real estate investment, asset-based investing, financing and risk management.[(2)] They have been involved in acquisitions of over U.S.$39 billion of assets (of which U.S.$15 billion of such assets are in Europe) and issues of over U.S.$20 billion of asset backed securities (of which U.S.$10 billion of such securities have been issued in Europe)[(1)].

The Manager has agreed that it will not raise or sponsor any new investment fund, company or vehicle whose investment policies, guidelines or plans target, as its primary investment category, investment in credit sensitive European real estate related securities (it being understood that no such fund, company or vehicle shall

(1) Source: Fortress Investment Group LLC

(2) Source: Fortress Investment Group LLC

be prohibited from investing in credit sensitive European real estate related securities other than as its primary investment category).

Dividend policy

The Company's policy is to pay all or substantially all of its earnings in the form of regular quarterly dividends to Shareholders, and the Directors intend to continue this policy. Since the initial public offering in June 2004, the Board of Directors of the Company has declared total dividends of €1.68. The dividend per Share for the year ended 31 December 2004 was €0.63. The dividend per Share for the three month periods ended 31 March, 30 June, 30 September and 31 December 2005, was €0.33, €0.35, €0.37 and €0.37 respectively providing a dividend per Share for the year ended 31 December 2005 of €1.42.

The New Shares will be entitled to receive the dividend in respect of the quarter ending 31 March 2006. In the absence of counteracting factors, and given the expected timing of completion of the Dresdner Acquisition, this is likely to result in the dividend per Share for that quarter being lower than it might otherwise have been.

Listing on Euronext Amsterdam

The Company's Shares were admitted to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities on 15 December 2005, and the Company's London listing was cancelled on 22 December 2005.

The Offer

Offer Shares will be issued pursuant to the Offer. Further Shares representing up to 10% of the Offer Shares available in the Offer (before exercise of the Over-allotment Option) may be issued pursuant to the Over-allotment Option. In addition, the Company has granted to the Manager Options representing the right to acquire 10% of the number of Offer Shares offered and sold in the Offer at an exercise price per Share equal to the Offer Price (subject to adjustment if the Over-allotment Option is exercised) together with the number of Offer Shares being issued to Directors. For additional information on the Options granted to the Manager see "Manager's Fees and Incentive Compensation — Manager's Options" in Part IV of this Prospectus.

Lock-up arrangements

The Company has agreed in the Underwriting Agreement not to issue any Shares (other than Investment Shares and Shares issued pursuant to the Offer, the Over-allotment Option and the Manager's Options) for a period of 90 days from Admission of the Offer Shares (subject to certain exceptions, including where the Underwriters have given their consent to the issue or sale, as the case may be).

Use of proceeds

The Company is seeking to raise further equity having used substantially all of the proceeds of its offering in June 2005 to fund the acquisition of investments and repayment of debt.

Assuming the Over-allotment Option and the Manager's Options are not exercised, it is expected that the Offer will raise approximately €339 million of net proceeds (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer). All of the net proceeds will be used to fund the Dresdner Acquisition. If the Company does not complete the Dresdner Acquisition, it will use such net proceeds to acquire further investments in accordance with its investment guidelines to increase the size and diversification of its portfolio. To the extent the Company does not use the net proceeds to acquire investments in the near term, it will use the net proceeds to repay amounts outstanding under its revolving debt facilities and reduce funding costs until such time as funds are required for further investments, at which point the Company will redraw to fund such investments.

Risk Factors

An investment in Shares is subject to a number of risks, certain of which are highlighted below.

Risks relating to the Company's business include:

- The Company's ability to generate its desired returns may be adversely affected if it is unable to source or to compete successfully for appropriate investments.

- The value of the Company's investments may fluctuate as a result of factors such as changes in regulatory requirements and applicable laws, political and economic conditions in certain geographic locations, the condition of financial markets, the financial condition of and any consequential default by the obligors, issuers of the investments, tenants or customers, developments or trends in any particular industry, potentially adverse tax consequences, enhanced accounting and control expenses.
- A significant proportion of the Company's ABS investments will be subordinated to the rights of more senior securities, and as a result have a higher risk of loss as a result of losses or delinquencies on the underlying assets.
- The investments which the Company holds are generally illiquid, and the securities that the Company may purchase in connection with privately negotiated transactions may not be registered under relevant securities laws, resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or as otherwise in accordance with, those laws. Properties that the Company has purchased and may purchase also are generally illiquid investments. Such illiquidity may affect the Company's ability to vary its portfolio or dispose or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions and this could have an adverse affect on the Company's financial condition and results of operations.
- All of the Company's direct real estate assets are, or will be, located throughout Germany, and therefore the Company's performance depends substantially on the German economy and other factors affecting German real estate values.
- The Company leverages its portfolio through borrowings and the Company's return on investments and cash available for distribution to Shareholders may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Company's underlying assets. The Company's reliance upon income from its investments to service its borrowings may affect its ability to meet its debt service obligations, and delays in obtaining suitable financing may impair the Company's ability to acquire suitable investments. In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Company.
- A key to the Company's investment strategy is to finance its real estate related debt investments using non-recourse match-funded financing structures which aim to match assets and liabilities with respect to maturities and interest rates and so limit re-financing risk. With respect to real estate investments, the Company's strategy is to structure the terms of its borrowings to ensure that they can be re-financed or maintained to avoid the Company being forced to sell its assets prematurely. There is a risk that the Company may not be able to employ this strategy with respect to certain of its investments, which may expose the Company to refinancing risks or require the Company to employ alternative financing structures with less favourable economic terms.
- Changes in tax laws or their interpretation could affect the intended treatment of investments using SPVs in a manner that results in the Company's returns being reduced.

Risks relating to the Company include:

- The Company's ability to pay dividends will depend on it receiving sufficient earnings from its underlying investments.
- The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under Guernsey law to offer such shares to existing Shareholders on a pre-emptive basis, and such future Share issues may dilute existing Shareholders' interests in the Company.

Risks relating to the Investment Manager include:

- The Company is reliant upon the Manager who has significant discretion as to the implementation of the Company's operating policies and strategies. The Company is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, that the Directors believe that the Company's success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse affect on the performance of the Company.
- While the Manager does not currently manage any investment vehicle whose core business competes directly with the Company, and while the Management Agreement prevents the Manager from raising or

sponsoring a vehicle whose investment policies, guidelines or plans target as its primary investment category, investment in credit sensitive European real estate securities, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in Target Investments. The Manager or its affiliates manage and invest in other investment vehicles which have investment objectives which overlap with those of the Company, and members of the Board of the Directors may serve as officers and/or directors of these other entities. Accordingly, it is possible that investment opportunities which meet the Company's investment objectives may not be offered by the Manager to the Company. These relationships may lead to conflicts of interest.

- Termination of the Management Agreement may be difficult and costly. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, unless the Company, either at the Manager's request or at its own volition, purchases the Manager's right to receive incentive compensation at its fair market value, the Company must continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement which payments could continue for an indefinite period of time. These provisions may increase the effective cost to the Company of terminating the Management Agreement.

OFFER STATISTICS

Offer Price	€30
Number of Offer Shares being offered[(1)]	11,667,000
Number of Shares subject to Over-allotment Option[(2)]	1,166,700
Number of Shares in issue following the Offer[(1)]	35,876,670

Note:

(1) Assumes no exercise of the Over-allotment Option.

(2) The number of Shares subject to the Over-allotment Option is 10% of the number of Shares available in the Offer.

Assuming the Over-allotment Option and the Manager's Options are not exercised, it is expected that the Offer will raise approximately €339 million of net proceeds for the Company (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer).

EXPECTED TIMETABLE

Admission to listing of the Offer Shares on Eurolist by Euronext Amsterdam and commencement of trading on Euronext Amsterdam's market for listed securities	1 February 2006
CREST UK accounts credited in respect of Offer Shares in uncertificated form	1 February 2006
Share certificates in respect of Offer Shares issued in certificated form expected to be dispatched (or as soon as practicable thereafter)	1 February 2006
Admission to listing of the Investment Shares on Eurolist by Euronext Amsterdam and commencement of trading on Euronext Amsterdam's market for listed securities	February 2006[(1)]

Note:

(1) The Investment Shares will be issued and admitted to listing on the date of closing of the Dresdner Acquisition.

Each of the dates in the above timetable is subject to change. Reference to times are the London time unless otherwise stated. Temporary documents of title will not be issued.

The Company's ISIN is GB00B01C5N27.

CERTAIN RISK FACTORS

General

An investment in the Company is suitable only for investors who are capable of evaluating the merits and risks of such an investment and who have sufficient resources to be able to bear any losses (which may be equal to the whole amount invested) which may result from such an investment. There can be no assurance that the Company's investment objectives will be achieved. Prospective investors should carefully review and evaluate the risks and the other information contained in this Prospectus before making a decision to invest in the Company. Investors should immediately seek their own personal financial advice from their independent professional financial adviser authorised under the Financial Services and Markets Act 2000 or other advisers such as legal advisers and accountants.

Prospective investors should be aware that the value of the Shares and the income from them may decrease and that they may not realise their initial investment. In addition, the market price of Shares may be less than the underlying value of the Company's net assets.

The risks set out below are the risks which the Directors currently consider to be material but are not the only risks relating to the Company or an investment in the Company. There may be additional material risks that the Company does not currently consider to be material or of which the Company is not aware.

Risks Relating to the Business

The Company has a limited operating history, and, accordingly, it is difficult to evaluate an investment in the Shares

The Company commenced operations in October 2003 and closed its first CDO transaction on 8 June 2004. It closed two further CDO transactions on 28 April 2005 and 5 May 2005 and acquired a portfolio of German real estate assets from Deutsche Bank in December 2004. It acquired three further portfolios of real estate assets in Germany between June and November 2005 and approximately 11% of the Class A Units in FIP, a real estate investment fund promoted by the Italian Ministry of Economy and Finance, in July 2005. On 22 December 2005, Drive S.à r.l., a wholly-owned indirect subsidiary of the Company, committed to acquire the Dresdner Portfolio. It is difficult to evaluate the Company's future prospects and an investment in the Shares due to its limited operating history. The results of the Company's operations will depend on many factors, including the availability of opportunities for the acquisition of assets, the level and volatility of interest rates, readily accessible short-term and long-term funding alternatives, conditions in the financial markets and economic conditions.

The Company's ability to generate its desired returns will depend on its ability to identify and invest in suitable investment opportunities

The ability of the Company to effectively implement its investment strategy and achieve its desired investment returns may be limited by its ability to identify and acquire appropriate investments. Until such time as the Company is able to invest in suitable investments, its funds may not be fully invested. The Company's funds may be held on cash deposit pending investment.

In addition, the Company may be subject to significant competition in seeking investments. Some of the Company's competitors may have greater resources, and the Company may not be able to compete successfully for investments. Furthermore, competition for investments may lead to the price of such investments increasing which may further limit the Company's ability to generate its desired returns.

Extensive borrowings may adversely affect the Company's return on its investments and may reduce the amount of cash available for distribution to shareholders

The Company leverages its portfolio through borrowings, generally through the use of bank credit facilities, repurchase agreements, mortgage loans, securitisations, including the issuance of CDOs, and other borrowings. The extent of the borrowings depends on the Company's ability to obtain credit facilities and the lender's estimate of the stability of the portfolio's cash flow. The Company has a policy limiting its overall indebtedness to 95% of the value of the Company's gross assets on an aggregate basis. The Company's return on investments and cash available for distribution to holders of the Shares may be reduced to the extent that changes in market conditions cause the cost of these borrowings to increase relative to the income that can be derived from the Company's underlying assets.

Due to its extensive borrowings and its reliance upon income from its investments to service these borrowings, the Company may not be able to meet its debt service obligations, and, to the extent that it cannot, it risks the loss of some or all of its assets to foreclosure or sale to satisfy its debt obligations.

Delays in obtaining suitable financing (including through borrowing) may impair the Company's ability to acquire suitable investments, and, as a result, the Company may not achieve its desired investment returns.

The Company may finance certain of its investments through repurchase agreements. A decrease in the value of the assets may lead to margin calls which will have to be satisfied and which may reduce the value of Shareholders' investment in the Company. The Company may not have the funds available to satisfy any such margin calls, which would result in foreclosure by the lenders on the assets.

In the extreme, the use of leverage may lead to a complete loss of the value of Shareholders' investment in the Company.

The Company will be exposed to refinancing risk if it is not able to match-fund its assets and liabilities

A key to the Company's investment strategy is to finance its real estate related debt investments using non-recourse match-funded financing structures, which aim to match assets and liabilities with respect to maturities and interest rates. This technique is intended to limit the Company's refinancing risk, including the risk of being unable to refinance an investment or refinance on favourable terms. With respect to real estate investments, the Company's strategy is, where practicable, to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely. However, there is a risk it may not be able to employ this strategy with respect to certain of its investments, which may expose the Company to refinancing risks. In addition, such alternative financing structures may have less favourable economic terms.

In addition, when financing investments through CDO issuances, the Company generally expects to accumulate securities through an arrangement in which a third party provides short-term financing pending the issuance of the CDO securities on the security of a cash deposit with such third party. Under such arrangement, if such CDO financing were not consummated, the Company would be required either to purchase the securities and obtain other financing for such purchase, or to pay the third party the lesser of the difference between the price it paid for the securities and the price it sold such securities or the Company's deposit.

If the Company breaches covenants under its financing agreements it could be forced to sell assets

The Company intends to be party to various loan, repurchase and other financing agreements which are likely to contain financial covenants that could, among other things, require it to maintain certain financial ratios. Should the Company breach the financial or other covenants contained in any loan, repurchase or other financing agreement, the Company may be required immediately to repay such borrowings in whole or in part, together with any attendant costs. If the Company does not have sufficient cash resources or other credit facilities available to make such repayments, it may be forced to sell some or all of the assets comprising its investment portfolio. To the extent that the Company's borrowings are secured against all or a portion of its assets, a lender may be able to sell those assets. Moreover, any failure to repay such borrowings or, in certain circumstances, other breaches of covenants under the Company's loan or repurchase agreements could result in the Company being required to suspend payment of its dividends.

Cross-default provisions in the Company's financing arrangements could result in a substantial loss for the Company

The Company's financing arrangements may contain cross-default provisions such that a default under one particular financing arrangement could automatically trigger defaults under other financing arrangements. Such cross-default provisions could therefore magnify the effect of an individual default, and, if such a provision was exercised, result in a substantial loss for the Company.

Changes in tax laws or their interpretation could affect the intended tax treatment for investments using Special Purpose Vehicles

The Company holds a substantial amount of its investments through SPVs. For tax and other reasons, the Company's investments in the SPVs are likely to be funded wholly or partly by way of a series of debt instruments with the equity of such SPVs held by one or more third parties. The Company structures its SPVs so that they are substantially exempt from income taxes in their jurisdiction of incorporation and conducts their affairs so as not to be subject to, or subject to minimal, income tax in the jurisdictions in which they operate.

Further the Company structures the SPVs so that they only hold assets that are not subject to withholding taxes on distributions made by, or on realisations of, the assets.

However, tax laws may change or be subject to differing interpretations, possibly with retroactive effect, so that the tax consequences of a particular investment or SPV structure may change after the investment has been made or the SPV has been established with the result that investments held by SPVs may be required to withhold tax or the SPVs themselves may become liable to tax, in each case resulting in the Company's returns being reduced. The Company and the SPVs will be subject to such risk both in the jurisdiction of their respective incorporation and in each jurisdiction of their respective operations.

Many of the Company's ABS investments are in subordinated securities

A significant portion of the Company's ABS investments consist of securities that are subordinated in right of payment and ranked junior to other securities that are secured by or represent ownership in the same pool of assets.

In general, losses on a mortgage loan included in a securitisation will be borne first by a cash reserve fund or letter of credit, if any, and then by the "first loss" subordinated security holder. The "first loss" holder is the holder of the most junior securities, being the securities most at risk if the value of the collateral falls below the loan amount. In the event of default and the exhaustion of any equity support, reserve fund, letter of credit and any classes of securities junior to those in which the Company invests, the Company may not be able to recover all of its investment in the securities purchased. In addition, if the underlying mortgage portfolio has been overvalued by the originator of the loan, or if the values subsequently decline, and, as a result, less collateral is available to satisfy interest and principal payments due on the related mortgage backed securities, the securities in which the Company invests may effectively become the "first loss" position behind the more senior securities.

In addition, certain of the Company's investments have structural features that divert payments of interest and/or principal to more senior classes when the delinquency or loss experience of the pool exceeds certain levels. As a result of these features, subordinated securities have a higher risk of loss as a result of delinquencies or losses on the underlying assets.

Subordinated securities generally do not have the right to call a default or vote on remedies following a default unless more senior securities have been paid in full. As a result, a shortfall in payments to subordinated investors in asset backed securities will generally not result in the default being declared on the relevant transaction and the transaction will not be restructured or unwound first. Furthermore, because subordinated securities may represent a relatively small percentage of all securities secured by the same asset pool, the impact of a relatively small loss on the overall pool may be substantial on the holders of such subordinate securities.

The prices of lower credit quality securities are generally less sensitive to interest rate changes than more highly rated investments, but more sensitive to adverse economic downturns or individual issuer developments. A projection of an economic downturn, for example, could cause a decline in the price of lower credit quality securities because the ability of obligors of mortgages underlying mortgage backed securities to make principal and interest payments may be impaired. In such event, existing credit support in the securitisation structure may be insufficient to protect the Company against loss of its principal on these securities.

The Company's investments may be subject to delinquency, foreclosure and loss

The mortgage loans underlying the mortgage backed securities that the Company invests in and the mortgage loans that the Company invests directly in are subject to delinquency, foreclosure and loss. Commercial mortgage loans are secured by multi-family or commercial property and are subject to risks of delinquency and foreclosure, and risks of loss that are greater than similar risks associated with loans made on the security of single-family residential property. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower's ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things, tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expense or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating

expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, acts of God, terrorism, social unrest and civil disturbances.

Residential mortgage loans are secured by single-family residential property and are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by a residential property is dependent upon the income or assets of the borrower. A number of factors, including a general economic downturn, acts of God, terrorism, social unrest and civil disturbances, may impair borrowers' abilities to repay their loans.

In the event of any default under a mortgage loan held directly, the Company is expected to bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on cash flow from operations. Foreclosure of a mortgage loan can be an expensive and lengthy process which could have a substantial negative effect on the Company's anticipated return on the foreclosed mortgage loan.

Residential mortgage backed securities evidence interests in or are secured by pools of residential mortgage loans and commercial mortgage backed securities evidence interests in or are secured by a single commercial mortgage loan or a pool of commercial mortgage loans. Accordingly, the mortgage backed securities that the Company will invest in are subject to all of the risks of the underlying mortgage loans.

Concentration in any one industry, region or country may increase risk of defaults on debt obligations

Whilst the Company intends to diversify its portfolio of investments in the manner described in Part II of this Prospectus the risk that payments on the Company's investments could be adversely affected by defaults on debt obligations is likely to be increased to the extent that the Company's portfolio is concentrated in any one industry, region or country as a result of the increased potential for correlated defaults in respect of a single industry, region or country as a result of downturns relating generally to such industry, region or country. Except as described in Part II of this Prospectus, the Company is not required to observe specific diversification criteria.

Insurance on real estate or other assets may not cover all losses

There are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods, hurricanes, terrorism or acts of war, that may be uninsurable or not economically insurable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors, including terrorism or acts of war, also might make the insurance proceeds insufficient to repair or replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds might not be adequate to restore the Company's economic position with respect to the affected real property. As a result of the events of 11 September 2001, insurance companies are limiting and/or excluding coverage for acts of terrorism in insurance policies. As a result, the Company may suffer losses from the impact on investments of acts of terrorism or otherwise that are not covered by insurance. Should an uninsured loss or a loss in excess of insured limits occur, the Company could lose capital invested in the affected property as well as anticipated future turnover from that property. In addition, the Company could be liable to repair damage caused by uninsured risks. The Company would also remain liable for any debt or other financial obligation related to that property. No assurance can be given that material losses in excess of insurance proceeds will not occur in the future.

The investments which the Company holds are generally illiquid

The investments which the Company holds are generally illiquid, and the securities that the Company may purchase in connection with privately negotiated transactions may not be registered under relevant securities laws, resulting in restrictions on their transfer, sale, pledge or other disposition except in a transaction that is exempt from the registration requirements of, or is otherwise in accordance with, those laws. A majority of the securities and loans that the Company has acquired as well as a majority of the securities that the Company may in future acquire have been purchased or may be purchased in private, unregistered transactions and are therefore subject to restrictions on resale or otherwise have no established trading market. Properties that the Company has purchased and may purchase also are generally illiquid investments. Such illiquidity may affect the Company's ability to vary its portfolio or dispose of or liquidate part of its portfolio in a timely fashion and at satisfactory prices in response to changes in economic, real estate market or other conditions, including, in relation to real estate, the exercise by tenants of their contractual rights such as those which enable them to vacate properties. This could have an adverse effect on the Company's financial condition and results of operations, with a consequential adverse effect on the market value of the Company's Shares or on the Company's ability to make expected distributions to its shareholders.

Fluctuations and changes in interest rates may cause losses

Changes in interest rates can affect the Company's net interest income, which is the difference between the interest income earned on interest-earning investments and the interest expense incurred on interest-bearing liabilities. Changes in the level of interest rates also can affect, among other things, the Company's ability to acquire loans and securities, the value of its securities and the Company's ability to realise gains from the settlement of such assets.

In the event of a significant rising interest rate environment and/or economic downturn, mortgage and loan defaults may increase and result in credit losses that may be expected to affect the Company's liquidity and operating results adversely. Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political conditions, and other factors beyond the Company's control.

The Company's ability to execute its business strategy, particularly the growth of its investments, depends to a significant degree on its ability to obtain additional capital. The Company's CDO strategy is dependent on its ability to place the match-funded debt used to finance European real estate securities and other asset backed securities investments at spreads that provide a positive arbitrage. If spreads for CDO liabilities widen, or if demand for such liabilities ceases to exist, then the Company's ability to execute future CDO financings will be severely restricted.

The Company's operating results will depend in large part on differences between the income from its assets, net of credit losses, and its financing costs. The Company anticipates that, in most cases, for any period during which its assets are not match-funded, the income from such assets will respond more slowly to interest rate fluctuations than the cost of its borrowings. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence the Company's net income. Increases in these rates will tend to decrease the Company's net income and market value of assets. Interest rate fluctuations resulting in the Company's interest expense exceeding interest income are expected to result in operating losses for the Company.

The value of investments is subject to changes in credit spreads

The value of the real estate securities and other asset backed securities will be subject to changes in credit spreads as a result of changes in interest rates and market demand. The value of these securities is dependent on the yield demanded on these securities by the market. Excessive supply of these securities or a reduced demand will generally cause the market to require a higher yield on these securities, resulting in the use of a higher, or "wider", spread over a benchmark rate to value such securities. Under such conditions, the value of the Company's securities portfolio would tend to decline. Conversely, if the spread used to value such securities were to decrease, or "tighten", the value of the Company's securities portfolio would tend to increase.

Furthermore, shifts in the market's expectations of future interest rates would also affect the yield required on the Company's securities and therefore their value. This would have similar effects on the Company's portfolio and the Company's financial position and operations as a change in spreads.

The Company's investments in mortgage loans will also be subject to changes in credit spreads. The value of the loans is expected to be dependent upon the yield demanded by the market based on their credit. The value of the Company's portfolio would tend to decline should the market require a higher yield on such loans, resulting in the use of a higher spread over the benchmark rate. If the value of the Company's mortgage loan portfolio were to decline, it could affect its ability to refinance such portfolio upon the maturity of any related financing. Any credit or spread losses incurred with respect to the Company's mortgage loan portfolio would affect it in the same way as similar losses on its Target Investments and other asset backed securities portfolio as described above.

Hedging transactions may limit gains or result in losses

The Company intends to use derivatives for the purposes of efficient portfolio management. This strategy has certain risks, including the risk that losses on a hedge position will reduce the cash available for distribution to shareholders and that such losses may exceed the amount invested in such instruments. The Company intends to use derivative instruments, including forwards, futures, swaps and options, in its risk management strategy to limit the effects of changes in interest rates and foreign exchange rate movements on its operations. A hedge may not be effective in eliminating all of the risks inherent in any particular position.

The Company will also be exposed to the credit risk of the relevant counterparty with respect to relevant payments under derivative instruments.

Insolvency of obligors under investments may prevent payment in full or on time

Investments may be subject to various laws for the protection of creditors in the jurisdictions of incorporation of the obligor and, if different, the jurisdictions from which the obligor conducts its business and in which it holds its assets, which may adversely affect such obligor's ability to make payment on a full or timely basis. These insolvency considerations will differ depending on the country in which an obligor or its assets is located and may differ depending on the legal status of the obligor.

The ability of the Company to sell investments and reinvest the proceeds may be restricted

The Company may dispose of certain of its investments and reinvest the proceeds thereof in substitute investments subject to compliance with the Company's investment guidelines and certain other conditions, including the terms of CDO issuances. The earnings with respect to such substitute investments will depend, among other factors, on reinvestment rates available at the time and on the availability of investments satisfying the investment guidelines and otherwise acceptable to the Manager. The need to satisfy such guidelines and identify acceptable investments may require the Company to purchase substitute investments with a lower yield than those initially acquired or require that the sale proceeds be maintained temporarily in cash which may reduce the yield.

Disparities between the availability of suitable investments and the availability of suitable funding may lead to inefficiencies in financing

The Company intends to acquire securities that are Target Investments and finance them on a long-term basis.

During the period that the Company will acquire securities that are Target Investments, it may finance its purchases through relatively short-term credit facilities. It is expected that the Company will use credit facilities such as "warehouse" lines of credit to finance the acquisition of securities that are Target Investments until a sufficient quantity of assets is accumulated at which time the Company may refinance these lines through a securitisation, such as CDO issuance, or other long-term financing. As a result, the Company is subject to the risk that it will not be able to acquire, during the period that its warehouse facility is available, a sufficient amount of eligible securities to maximise the efficiency of a financing. In addition, conditions in the capital markets may make the issuance of a financing less attractive to the Company when it does have a sufficient pool of collateral. If the Company is unable to issue debt securities to long-term finance these assets, it may be required to seek such other forms of potentially less attractive, more costly financing or otherwise to liquidate the assets.

Prepayment rates may increase, which may adversely affect the yields on investments

The value of the Company's assets may be affected by prepayment rates on mortgage loans that serve as collateral for certain of the investments. Prepayment rates on mortgage loans are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond the Company's control, and consequently, such prepayment rates cannot be predicted with certainty. In periods of declining mortgage interest rates, prepayments on mortgage loans generally increase. If general interest rates decline as well, the proceeds of such prepayments received during such periods are likely to be reinvested by the Company in assets yielding less than the yields on the assets that were prepaid. In addition, the market value of the mortgage assets may, because of the risk of prepayment, benefit less than other fixed-income securities from declines in interest rates. Conversely, in periods of rising interest rates, prepayments on mortgage loans generally decrease, in which case the Company would not have the prepayment proceeds available to invest in assets with higher yields. Under certain interest rate and prepayment scenarios the Company may fail to recoup fully the Company's cost of acquisition of certain investments.

The Company may be liable for any environmental issues on or in its real estate investments

The Company may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in its real estate investments. The costs of any required remediation or removal of such substances may be substantial. The presence of such substances, or the failure to remediate such substances properly, may also adversely affect the owner's ability to sell or lease the real estate or to borrow using the real estate as collateral. Laws and regulations may also impose liability for the release of certain materials into the air or water from a real estate investment, including asbestos, and such release can form the basis for liability to third persons for personal injury or other damages. Other laws and regulations can limit the development of and impose liability for the disturbance of wetlands or the habitats of threatened or endangered species.

Property valuation is inherently subjective and uncertain

The valuation of property is inherently subjective due to the individual nature of each property. As a result, valuations are subject to uncertainty. The valuation reports in Part XIII of this Prospectus are made on the basis of assumptions which may not prove to reflect the true position. There is no assurance that the valuations of the properties will reflect actual sale prices even where any such sales occur shortly after the relevant valuation date.

The value of the Company's investments could be affected by a number of factors, some of which are outside its control

The Company's operating performance would be adversely affected by a downturn in the property market resulting in lower capital and rental values. In the event of a default by a tenant or during vacancies, the Company would experience a rental shortfall, and it could incur additional expenses including legal and surveying costs in re-letting, maintenance costs, service charges, insurances and marketing costs.

Real estate property values and net operating income from leases can be affected by factors including the volatility of property revenue and the relevant property's operating leverage, which generally refers to (i) the percentage of total property operating expenses in relation to total property revenue, (ii) the breakdown of property operating expenses between those that are fixed and those that vary with revenue, and (iii) the level of capital expenditure required to maintain the property and retain or replace tenants.

The market value of real estate investments can be affected by factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by business closures or slowdowns and other factors); political conditions and events; local property market conditions (such as an oversupply of commercial property); perceptions by prospective tenants and other users of specific properties of the safety, convenience, condition, services and attractiveness of such properties; the proximity and availability of competing alternatives to the properties; access to public transportation and major roads; the ability of the property manager to provide capable management and adequate maintenance of the relevant properties; demographic factors; consumer confidence; unemployment rates; customer tastes and preferences; retroactive changes to building or similar regulations; and increases in operating expenses such as energy costs.

The age, construction, quality and design of the buildings on a particular property may affect its occupancy levels as well as the rents that may be charged for individual leases. Over time, there may be a requirement for increased maintenance costs and necessary capital improvements in order to maintain a property and to attract and satisfy major tenants. Also, construction will deteriorate over time if adequate maintenance is not performed in a timely fashion. If competing properties of a similar type are built in the area where a property is located or similar properties in the vicinity of a property are substantially updated and refurbished, the value and net operating income of such property could be reduced.

Some of the Company's properties may not readily be convertible to an alternative use if such properties were to become unprofitable due to competition, age of the improvements, decreased demand, regulatory changes or other factors. The conversion of commercial properties to alternate uses generally requires substantial capital expenditure. Thus, if the operation of any such property becomes unprofitable the liquidation value of any such property may be substantially less.

Income received from the Company's properties would be adversely affected by a number of factors

Income received from, and the value of, properties held by the Company may be adversely affected by a number of factors, including:

(a) vacancies that lead to reduced occupancy rates which reduce the Company's income and its ability to recover certain operating costs such as service charges;

(b) the Company's ability to collect rent from tenants and other contractual payments on a timely basis or at all;

(c) tenants seeking the protection of bankruptcy laws which could result in delays in receipt of rental and other contractual payments, inability to collect such payments at all or the termination of a tenant's lease, or which could hinder or delay the sale of properties;

(d) the amount of rent and the terms on which lease renewals and new leases are agreed being less favourable than current leases;

(e) a competitive rental market may affect rental levels or occupancy levels at the Company's properties; and

(f) changes in laws and governmental regulations in relation to real estate, including those governing permitted and planning usage, taxes and government charges. Such revisions may lead to an increase in management expenses or unforeseen capital expenditure to ensure compliance. Rights related to particular properties may also be restricted by legislative actions, such as revisions to existing laws or the enactment of new laws.

Risks Relating to Real Estate Investments

Risks Relating to Office Properties and Shopping Centres

Office properties and shopping centres generate a significant portion of gross rent due to the Company from its real estate portfolio. The income from and market value of such properties are subject to a number of risks. In particular, a given property's age, condition, design, and access to transportation affect the ability of such a property to compete against other similar properties in the area in attracting and retaining tenants. Other important factors include the quality and mix of a property's existing tenants, the quality of its property manager, the attractiveness of the property and the surrounding area to prospective tenants and their customers, access to public transportation and major roads and the public perception of safety in the surrounding neighbourhood. Attracting and retaining tenants often involves refitting, repairing or making improvements to the property, in the case of an office to accommodate the type of business conducted by prospective tenants or a change in the type of business conducted by existing major tenants and, in the case of a centre, to. continue to attract customers and other tenants.

Local and regional economic conditions and other related factors also affect the demand for and success of a property. For example, decisions by companies to locate an office in a given area will be influenced by factors such as labour cost and quality, and quality of life issues such as those relating to schools and cultural amenities. Equally, leases at shopping centres may contain turnover rent provisions which can result in lower income during periods of low consumer spending. The development of similar properties in proximity to the Company's real estate assets may lead to oversupply in the relevant area or the availability of competing property that is perceived as more attractive than the Company's property by tenants and/or other users of the relevant properties.

Also, changes in local or regional population patterns and employment growth influence the success of both office properties and shopping centres and the ability of such properties to generate income and sustain market value. In addition, an economic decline in the businesses operated by tenants can affect office buildings and cause one or more significant tenants to cease operations and/or become insolvent. A decline in consumer spending could have a similar effect on a shopping centre. The risk of such an adverse effect is increased if revenue is dependent on a single tenant or a few large tenants or if there is a poor tenant mix.

Geographic Concentration; The Economy of Germany

All of the Company's direct real estate assets are, or will be, located across Germany, and therefore the Company's performance depends on the strength of the local economies of such regions and of the German economy generally and other factors affecting German real estate values. The level of economic activity in general will affect net absorption of commercial and retail space and increases in rental rates. The economy of the regions where the properties are located may be adversely affected to a greater degree than that of other areas of Germany or elsewhere by developments affecting industries or other economic activity concentrated in each such region.

A weakening of the retail and business sectors in the relevant regions or in Germany generally may adversely affect demand for space at the properties and thus affect each such property's operation, lessen its market value and also lead to increased vacancy rates. Conversely, strong economic conditions could lead to increased building activity and increased competition for tenants. In either case, the operation of the properties could be adversely affected. Many of the Company's German real estate assets are let to different German retailers. Consolidation among those retailers, over which the Company would have no control, may adversely affect the Company if it led to the closure of stores located in properties owned by the Company.

A decline in the commercial property market, in the financial condition of a major tenant or a general decline in the local, regional or national economy will tend to have a more immediate effect on the net operating income of properties with short-term revenue sources, such as the properties, and may lead to higher rates of delinquency or defaults under the leases at the properties.

Each of the foregoing circumstances and events may, individually or in the aggregate, adversely affect the income from and market value of the properties.

Risks Relating to the Company

The Company's ability to pay dividends will depend on it receiving sufficient earnings from underlying investments

The Company currently intends to pay quarterly dividends and to make distributions to Shareholders in amounts such that all or substantially all of the Company's net income after any tax in each year, subject to certain adjustments, is distributed. All distributions will be made at the discretion of the members of the Board of Directors and will depend on the Company's earnings, financial condition and such other factors as the Board of Directors may deem relevant from time to time including limitations under Guernsey company law and any other applicable laws or regulations. There can be no assurances that the Company will be able to pay dividends in the future. Dividends will not be paid unless the Company generates sufficient earnings.

The Directors believe that the Company has been, and anticipate that it will continue to be, classified as a PFIC for U.S. federal income tax purposes

Based on the Company's income, assets and activities, the Directors believe that the Company has been, and anticipate that it will continue to be classified as a PFIC for U.S. federal income tax purposes. Unless a U.S. investor makes an election to treat the Company as a "qualified electing fund", or ("QEF"), or makes a "mark-to-market" election with respect to its Shares, "excess distributions" to the U.S. investor, and any gain recognised by the U.S. investor on a disposition of its Shares, would be subject to adverse tax consequences. Among other consequences, dividends paid by the Company would be taxed at the regular rates applicable to ordinary income, rather than the 15% maximum rate applicable to certain dividends received by an individual from a qualified foreign corporation. U.S. investors that make a QEF election will be subject to tax on their pro rata share of the Company's earnings or net capital gains, whether or not they receive any distributions from the Company. As a result, U.S. investors may recognise income in a taxable year in amounts significantly greater than the distributions they receive from the Company. U.S. investors that make a mark-to-market election will be required for each taxable year that the Shares are held, and upon a disposition of such Shares, to recognise as ordinary income or loss an amount equal to the difference between the fair market value of their Shares and the adjusted tax basis of such Shares. The amount of losses that a U.S. investor may recognise under the mark-to-market rules, however, is limited. In addition, the Company may own or acquire interests in CDOs or other ABS investments (including subordinated notes) that are treated as equity interests in PFICs for U.S. federal tax purposes. Whether it will be possible to make a QEF election with respect to an indirect interest in a CDO or other ABS investment owned by the Company that is treated as an equity interest in PFIC for U.S. federal tax purposes will depend upon whether the issuer of that interest will provide information to the Company and its U.S. Holders necessary to make a valid QEF election, which cannot be assured. Because a mark-to-market election with respect to the Company does not apply to any equity interests in any lower-tier PFIC the Company may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to distributions to the Company on, and dispositions by the Company of, any investments held by the Company that are so treated. See "Tax Considerations — United States Taxation" in Part VII of this Prospectus.

Risk of adverse tax consequences by reason of having a permanent establishment

If the Company, its SPVs or any subsidiaries were treated as having a permanent establishment in any country in which it invests, income attributable to such permanent establishment may be subject to tax on a net basis.

Foreign investment risk and currency rate exposure

The Company's accounts will be denominated in euros while investments are likely also to be made and realised in other currencies. Changes in rates of exchange may have an adverse effect on the value, price or income of the investments in the Company. A change in foreign currency exchange rates may adversely impact returns on the Company's non-euro denominated investments. The Company's principal direct non-euro currency exposure is expected to be to the UK pound sterling. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's holdings.

Movements in the foreign exchange rate between euros and the currency applicable to a particular Shareholder may have an impact upon such Shareholder's returns in its own currency of account.

The Shares are subject to restrictions on transfers

The Shares have not been registered in the United States under the Securities Act or under any other applicable securities law and are subject to restrictions on transfer contained in such laws and in U.S. Employee Retirement Income Security Act of 1974 ("ERISA").

There are additional restrictions on the resale of Shares by Shareholders who are located in the United States or who are U.S. Persons and on the resale of Shares by any Shareholders to any person who is located in the United States or is a U.S. Person. These restrictions will make it more difficult to resell the Shares in many instances and this could have an adverse impact on the market value of the Shares. Prospective investors should refer to the section "Transfer Restrictions" in Part VIII of this Prospectus.

Risk of the Company's assets being deemed "plan assets" if it has ERISA investors

Unless an exception applies, if 25% or more of the Shares (calculated in accordance with ERISA) or any other class of equity interest in the Company are owned, directly or indirectly, by pension plans or other Benefit Plan Investors, and any of such Benefit Plan Investors are subject to ERISA or Section 4975 of the Code, assets of the Company could be deemed to be "plan assets" subject to the constraints of ERISA. Accordingly, no Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code will be permitted to acquire the Shares. Prospective investors should refer to "ERISA Considerations" and "Transfer Restrictions" under Part VIII of this Prospectus.

The Company will not be registered under the U.S. Investment Company Act

The Company will not be registered as an investment company in the United States under the Investment Company Act. The Investment Company Act provides certain protections to investors and imposes certain restrictions on registered investment companies, none of which will be applicable to investors in the Company or to the Company.

Shareholders may not be entitled to the takeover offer protections provided by the City Code on Takeovers and Mergers

The City Code on Takeovers and Mergers applies to offers for all public companies considered by the Takeover Panel to be resident in the United Kingdom, the Channel Islands (which includes Guernsey) or the Isle of Man.

However, the Takeover Panel will normally consider a company resident in the United Kingdom, the Channel Islands or the Isle of Man only if it is incorporated in one of those jurisdictions and has its place of central management in one of those jurisdictions.

The Takeover Panel may not regard the Company as having its place of central management in the United Kingdom, the Channel Islands or the Isle of Man, in which case the Takeover Panel may decline to apply the City Code to the Company and Shareholders will not receive the benefit of the takeover offer protections provided by the Code.

Further, both the United Kingdom and the Netherlands are expected to introduce new provisions to implement the Takeovers Directive in the United Kingdom and in the Netherlands around May 2006. It is currently not clear the extent to which either or both sets of provisions will apply to the Company.

Future Share issues could dilute the interests of existing Shareholders and lower the price of the Shares

The Company intends in the future to issue additional Shares in subsequent public offerings or private placements. The Company is not required under Guernsey law to offer any such Shares to existing Shareholders on a pre-emptive basis. Therefore, it may not be possible for existing Shareholders to participate in such future Share issues, which may dilute the existing Shareholders' interests in the Company. In addition, the issue of additional Shares by the Company, or the possibility of such issue, may cause the market price of the Shares to decline.

Risks Relating to the Manager

The Company's performance is dependent on the Manager, and the Company may not find a suitable replacement if the Manager terminates the Management Agreement

The Company is reliant on the Manager, who has significant discretion as to the implementation of the Company's operating policies and strategies. The Company is subject to the risk that the Manager will terminate the Management Agreement and that no suitable replacement will be found. In addition, the Directors believe that the Company's success depends to a significant extent upon the experience of the Manager's executive officers, whose continued service is not guaranteed. The departure of a key executive of the Manager may have an adverse effect on the performance of the Company.

There are conflicts of interest in the Company's relationship with the Manager

The Manager or its affiliates manages and invests in other investment vehicles which have investment objectives which overlap with those of the Company, and some of the members of the Board of Directors also serve as officers and/or directors of these other entities. For example, the Manager and its affiliates may have investment in and/or earn fees from such other investment vehicles which are larger than their economic interests in the Company and may therefore have an incentive to allocate investments to such other investment vehicles. These relationships may lead to conflicts of interest. Certain investments appropriate for the Company may also be appropriate for one or more of these other investment vehicles. Accordingly it is possible that the Company will not have the opportunity to participate in investments made by such other investment vehicles which fall within the Company's investment objectives. When it is determined that it would be appropriate for the Company and one or more other investment vehicles managed by the Manager or its affiliates to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an appropriate basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment. The Manager may also engage in additional real estate-related management and investment opportunities in the future which may also compete with the Company for investments.

While the Manager does not currently manage any investment vehicle whose core business competes directly with the Company and while the Management Agreement prevents the Manager from raising or sponsoring a vehicle whose investment policies, guidelines or plans target as its primary investment category, investment in credit sensitive European real estate related securities, the Manager is otherwise not limited or restricted from engaging in any business or managing any other vehicle that invests in Target Investments.

The ability of the Manager and its officers and employees to engage in other business activities will reduce the time the Manager spends managing the Company. The Company may engage in a material transaction with the Manager or another entity managed by the Manager provided the transaction is on arm's length commercial terms.

The management compensation structure that the Company has agreed to with its Manager may encourage the Manager to invest in high risk investments. In addition to its management fee, the Manager is entitled to receive incentive compensation based in part upon the Company's FFO. In evaluating investments and other management strategies, the opportunity to earn incentive compensation based on FFO may lead the Manager to place undue emphasis on the maximisation of FFO at the expense of other criteria, such as preservation of capital, in order to achieve higher incentive compensation. Investments with higher yield potential are generally riskier or more speculative.

The Management Agreement may be difficult and costly to terminate

Termination of the Management Agreement may be difficult and costly. The term of the Management Agreement is ten years from 13 August 2003, subject to automatic renewal: (i) on the tenth anniversary of its commencement; and (ii) on each three year anniversary of such date, for an additional three year period unless a majority of the Shareholders by vote agree that there has been unsatisfactory performance by the Manager that is materially detrimental to the Company. Unless terminated for cause, and even if terminated on an anniversary date, the Manager must be paid a termination fee equal to the amount of management fee incurred by the Manager during the 12 month period preceding such termination. In addition, following any termination of the Management Agreement, unless the Company, either at the request of the Manager or at its own volition, purchases the Manager's right to receive incentive compensation at its fair market value (determined by independent appraisal to be conducted by an appraisal firm recognised in the United States, and mutually agreed upon by the Company and the Manager), the Company must continue to pay the incentive compensation to the

Manager following termination or expiration of the Management Agreement which payments could continue for an indefinite period of time. These provisions may increase the effective cost to the Company of terminating the Management Agreement.

Broad investment guidelines provide the Manager with a wide range of potential investments each of which the Directors will not specifically review

The Manager is authorised to follow very broad investment guidelines. The Board of Directors will periodically review the Company's investment guidelines and the Company's investments. However, the Board of Directors does not review each proposed investment. Transactions entered into by the Manager may be difficult or impossible to unwind by the time they are reviewed by the Board of Directors.

The foregoing factors are not exhaustive and do not purport to be a complete explanation of all the risks and significant considerations involved in investing in the Company.

IMPORTANT INFORMATION

No broker, dealer or any other person is authorised by the Company and/or the Underwriters to issue any advertisement or to give any information or to make any representations in connection with the offering or sale of the Offer Shares other than as contained in this Prospectus, and, if issued, given or made, such advertisement, information or representations must not be relied upon as having been authorised by the Company and/or the Underwriters. Neither the delivery of this Prospectus nor the allotment or issue of Offer Shares shall under any circumstances create any implications that there has been no change in the affairs of the Company since the date hereof.

An investment in the Company should be regarded as a long-term investment. There can be no assurance that the Company's investment objectives will be achieved.

The Company is subject to the risks associated with high levels of debt financing, including the risk that, in the medium to long term, available funds will be insufficient to meet payments of interest or capital due to its, or its subsidiary undertakings', lenders. This risk could adversely affect the Company's ability to provide returns to the holders of Shares and the value of such Shares could be adversely affected. Accordingly, investment in the Company will involve certain risks and special considerations. The investments of the Company are subject to the normal market fluctuations and risks inherent in all investments and there can be no assurance that an investment will retain its value or that appreciation will occur. The price of Shares and the income from Shares can go down as well as up, and investors may not realise the value of their initial investment. Investors must be able and willing to withstand the loss of their entire investment.

This Prospectus includes statements that are, or may be deemed to be, "forward-looking statements". These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this Prospectus and include statements regarding the intentions, beliefs or current expectations of the Company concerning, amongst other things, the investment objectives and investment policy, financing strategies, investment performance, results of operations, financial condition, liquidity, prospects, and dividend policy of the Company and the markets in which it, and Special Purpose Vehicles formed by the Company, invest and issue securities. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance. The Company's actual investment performance, results of operations, financial condition, liquidity, dividend policy and the development of its financing strategies may differ materially from the impression created by the forward-looking statements contained in this Prospectus. In addition, even if the investment performance, results of operations, financial condition, liquidity and dividend policy of the Company, and the development of its financing strategies, are consistent with the forward-looking statements contained in this Prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause these differences include, but are not limited to:

- the risk factors set forth above in the section entitled "Certain Risk Factors" in this Prospectus;
- changes in economic conditions generally and the real estate and debt markets specifically;
- changes in the Company's business strategy;
- changes in interest rates and/or credit spreads, as well as the success of the Company's hedging strategy in relation to such changes;
- impairments in the value of the collateral underlying the Company's investments in asset backed securities;
- impairments in the value of the Company's real estate investments;
- legislative/regulatory changes;
- changes in taxation regimes;
- the Company's continued ability to invest the cash on its balance sheet and the proceeds of this Offer in suitable investments on a timely basis;
- the availability and cost of capital for future investments; and
- competition within the finance and real estate industries.

Potential investors are advised to read this Prospectus in its entirety before making any investment in Shares and, in particular, the sections of this Prospectus entitled "Summary", "Certain Risk Factors", Part II "The Company and its Business", Part III "Operating and Financial Review and Prospects", Part IV "Management of the Company", Part IX "Consolidated Financial Information for the period ended 31 December 2004", Part X "Unaudited Results for the six month period ended 30 June 2005", Part XI "Unaudited results for the nine month period ended 30 September 2005" and Part XII "Pro-Forma Financial Information", for a further discussion of the factors that could affect the Company's future performance. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this Prospectus may not occur. All Shareholders are entitled to the benefit of, are bound by, and are deemed to have notice of, the provisions of the Memorandum and Articles of Association of the Company which investors should review.

Certain information in this Prospectus is attributed to or sourced from third parties being Fortress, Morgan Stanley, DTZ, Jones Lang LaSalle, CB Richard Ellis, Cushman & Wakefield, Healy & Baker, Deutsche Bank, Edeka, FIP and its manager, Investire Immobiliare and Mapeley Limited. Such information has been accurately reproduced and as far as the Company is aware and is able to ascertain from information published by the stated sources, no facts have been omitted which would render the information inaccurate or misleading.

Subject to its legal and regulatory obligations, the Company expressly disclaims any obligations to update or revise any forward-looking statement contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

Prospective investors must not treat the contents of this Prospectus as advice relating to legal, taxation, investment or any other matters. Prospective investors must inform themselves as to: (a) the legal requirements within their own countries for the purchase, holding, transfer, redemption or other disposal of Shares; (b) any foreign exchange restrictions applicable to the purchase, holding, transfer, redemption or other disposal of Shares which they might encounter; and (c) the income and other tax consequences which may apply in their own countries as a result of the purchase, holding, transfer, redemption or other disposal of Shares. Prospective investors must rely upon their own representatives, including their own legal advisers and accountants, as to legal, tax, investment or any other related matters concerning the Company and an investment therein.

In connection with the Offer, Morgan Stanley & Co. International Limited (or its affiliates), as stabilising manager, may, for stabilisation purposes, over-allot Shares up to a maximum of 10% of the total number of Offer Shares comprised in the Offer. For the purposes of allowing Morgan Stanley & Co. International Limited to cover short positions resulting from any such over-allotments and/or from sales of Shares effected by it during the stabilising period, the Company has granted to it an option (the "Over-allotment Option") pursuant to which Morgan Stanley & Co. International Limited may require the Company to issue additional Offer Shares up to a maximum of 10% of the total number of Offer Shares comprised in the Offer at the Offer Price. The Over-allotment Option is exercisable in whole or in part, upon notice by Morgan Stanley & Co. International Limited, at any time during the period commencing with the date of this Prospectus and lasting 30 calendar days after the commencement of trading of the Offer Shares on Euronext Amsterdam. Any Offer Shares issued by the Company following the exercise of the Over-allotment Option will be issued on the same terms and conditions as the Offer Shares being issued in the Offer and will form a single class for all purposes with the other Ordinary Shares.

In connection with the Offer, Morgan Stanley & Co. International Limited (or its affiliates) as stabilising manager, or any of its agents, may (but will be under no obligation to), to the extent permitted by applicable law, over-allot and effect other transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market. Morgan Stanley & Co. International Limited is not required to enter into such transactions and such transactions may be effected on any stock market, over-the-counter market or otherwise. There can be no assurance that such stabilising measures will be undertaken. If they are undertaken, they may be stopped at any time and may only be taken during the period from 27 January 2006 up to and including 26 February 2006.

Investors should note that Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen and/or their respective affiliates have acted, and in some cases, continue to act, in various capacities in relation to the issuers of certain securities in which the Company invests or may invest, including as manager, servicer, security trustee, equity holder and/or secured lender to affiliates of the issuer of the relevant securities. Each role confers specific rights to and obligations on Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen and/or their affiliates. In carrying out these rights and obligations the interests of Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen and/or their respective affiliates may not be aligned with the interests of a potential investor in the Shares. Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen and/or their respective affiliates in their capacity as lender to certain of the issuers of securities in which the Company

invests or its affiliates may hold security interests in various of those issuers' assets, some of which assets may also secure obligations owed to holders of the relevant issuer's securities, which may include the Company.

Neither the Shares nor the Company have been approved or disapproved by any governmental or regulatory authority of any country or jurisdiction, nor has any such governmental or regulatory authority passed upon or endorsed the merits of the Company or an investment in its Shares. The Company has the necessary consent from the Guernsey Policy Council under the Control of Borrowing (Bailiwick of Guernsey) Ordinances 1959 to 1989 for the raising of money by the issue of New Shares. It must be specifically understood that, in giving consent, neither the Guernsey Financial Services Commission nor the States of Guernsey Policy Council takes any responsibility for the financial soundness of the Company or for the correctness of any of the statements made or opinions expressed with regard to it.

THE NEW SHARES HAVE NOT BEEN APPROVED OR RECOMMENDED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY U.S. STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY NOR HAVE SUCH AUTHORITIES CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

The distribution of this Prospectus and the offer, sale and/or issue of Shares in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Company and Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen to inform themselves about, and to observe, any such restrictions.

This Prospectus does not constitute, and may not be used for the purposes of, an offer or an invitation to subscribe for any New Shares by any person in any jurisdiction: (i) in which such offer or invitation is not authorised; or (ii) in which the person making such offer or invitation is not qualified to do so; or (iii) to any person to whom it is unlawful to make such offer or invitation. The distribution of this Prospectus and the offering of New Shares in certain jurisdictions may be restricted. Accordingly, persons outside the United Kingdom into whose possession this Prospectus comes are required by the Company and Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen to inform themselves about and to observe any restrictions as to the offer or sale of Shares and the distribution of this Prospectus under the laws and regulations of any territory in connection with any applications for Shares in the Company, including obtaining any requisite governmental or other consent and observing any other formality prescribed in such territory. No action has been taken or will be taken in any jurisdiction by the Company, Deutsche Bank, Goldman Sachs, Morgan Stanley & Co. International Limited, DKW and Kempen the Manager or the Administrator that would permit a public offering of the New Shares in any jurisdiction where action for that purpose is required, nor has any such action been taken with respect to the possession or distribution of this Prospectus other than in any jurisdiction where action for that purpose is required.

The Offer is only being made to persons in the United Kingdom whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Financial Services and Markets Act 2000, and each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of the Offer Shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply.

The distribution of this Prospectus and the offer, sale and/or issue of the Offer Shares has not been and will not be registered under the Securities Act or any state securities laws in the United States or, except as set out in this Prospectus, the securities laws of any other jurisdiction and may not be reoffered, resold, pledged or otherwise transferred except as permitted by the Company's Articles of Association and as provided in this Prospectus. Subscribers shall be required to represent, acknowledge and agree that they will not reoffer, resell, pledge or otherwise transfer the Offer Shares except (x) in compliance with the Securities Act and other applicable laws and except to a transferee who is (i) (a) an "accredited investor" within the meaning of the Securities Act or (b) a "qualified institutional buyer" (as defined in rule 144A of the Securities Act) and in each case also a "qualified purchaser" or "knowledgeable employee" within the meaning of the Investment Company Act or (ii) not a U.S. person as such term is defined under Regulation S under the Securities Act purchasing for its own account, or for the account of a buyer that meets such criteria, in an offshore transaction pursuant to Regulation S and (y) (1) upon delivery of all certifications, opinions and other documents that the Company may require and (2) in accordance with any applicable securities law of any state of the United States and any other jurisdiction.'

Further, no purchase, sale or transfer of Offer Shares may be made unless such purchase, sale or transfer will not result in the assets of the Company constituting "plan assets" within the meaning of ERISA that are subject to Title I of ERISA or Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). Accordingly, investors using assets of retirement plans or benefit plans that are subject to ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire Offer Shares, and each investor will be required to represent or will, by its acquisition of an Offer Share be deemed to have represented, that it is not a "benefit plan investor" within the meaning of ERISA that is using assets of a plan that is subject to ERISA or Section 4975 of the Code. Any purported purchase or transfer of an Offer Share that would cause the Company's assets to be deemed to be "plan assets" under ERISA that are subject to Title I of ERISA or Section 4975 of the Code, or otherwise does not comply with the foregoing, is subject to restrictions as provided in the Company's Articles of Association and this Prospectus.

The Offer Shares are transferable subject to the restrictions described herein. Each transferor of Offer Shares agrees to provide notice of the transfer restrictions set forth herein to the transferee.

THE MANAGER IS EXEMPT FROM REGISTRATION WITH THE COMMODITY FUTURES TRADING COMMISSION AS A COMMODITY POOL OPERATOR BECAUSE PARTICIPATION IN THIS POOL IS LIMITED, IN THE CASE OF U.S. PERSONS, TO CERTAIN INDIVIDUALS WHO ARE WITHIN A SUBCLASS OF QUALIFIED ELIGIBLE PERSONS ("QEPs") AND TO ENTITIES THAT ARE EITHER QEPs OR ACCREDITED INVESTORS, RECOGNISED UNDER THE FEDERAL SECURITIES AND COMMODITIES LAWS. THEREFORE, THE MANAGER IS NOT REQUIRED TO DELIVER A DISCLOSURE DOCUMENT AND A CERTIFIED ANNUAL REPORT TO PARTICIPANTS IN THIS POOL.

Notice to New Hampshire Residents only

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANYWAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Available Information

For so long as any of the Shares are in issue and are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which it is not subject to Section 13 or 15(d) under the Exchange Act, nor exempt from reporting under the Exchange Act pursuant to Rule 12g3-2(b) thereunder, make available to any holder or beneficial owner of a Share, or to any prospective purchaser of a Share designated by such holder or beneficial owner, the information specified in, and meeting the requirements of, Rule 144A(d)(4) under the Securities Act.

Service of Process and Enforcement of Civil Liabilities

The Company is incorporated under Guernsey law. Service of process upon Directors and officers of the Company, the majority of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since most directly owned assets of the Company are outside the United States, any judgment obtained in the United States against it may not be collectible within the United States. There is doubt as to the enforceability in England and Guernsey, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon U.S. federal securities laws.

Other Selling Restrictions

Relevant Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented (totally or partially) the Prospectus Directive (each a "Relevant Member State"), with effect from and including the date on

which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") no offer of shares to the public in that Relevant Member State shall be made at any time except:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

(c) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

Germany

The New Shares which are the subject of this Prospectus are neither registered for public distribution with the Federal Financial Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht* — **"BaFin"**) according to the German Investment Act nor listed on a German exchange. No sales prospectus pursuant to the German Securities Prospectus Act has been filed with the BaFin. Consequently, the New Shares in the Company must not be distributed within Germany by way of a public offer, public advertisement or in any similar manner, and this document and any other document relating to the New Shares in the Company, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of the New Shares in the Fund to the public in Germany or any other means of public marketing.

Any resale of the New Shares in the Federal Republic of Germany may only be made in accordance with the German Securities Prospectus Act and any other laws applicable in the Federal Republic of Germany governing the sale and offering of shares. No view on Taxation is expressed. Prospective investors in Germany are urged to consult their own tax advisers as to the tax consequences that may arise from an investment in the New Shares.

Italy

The offering of the New Shares has not been authorised by the relevant Italian authorities pursuant to Article 42 and Article 94 and seq. of Legislative Decree no. 58, dated 24 February 1998, as amended, and, accordingly, no New Shares may be offered, sold, delivered or marketed to investors of any kind in the Republic of Italy, nor may copies of the Prospectus or of any document relating to the New Shares be distributed in the Republic of Italy.

Japan

Offering of the Offer Shares will fall under the private placement defined in Article 2, paragraph 3, sub-paragraph 2-b of the Securities and Exchange Law and accordingly no registration in accordance with Article 4, paragraph 1 of the Securities and Exchange Law has been made therefor.

Presentation of Financial Information

The consolidated financial information contained in Part IX of this Prospectus has been extracted, without material adjustment, from the audited consolidated financial statements of the Company for the year ended 31 December 2004. Similarly, the financial information contained in Parts X and XI of this Prospectus has been extracted, without material adjustment, from the unaudited results for the Company for the six-month period ended 30 June 2005 and the nine-month period ended 30 September 2005 respectively.

The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

Certain financial information in this Prospectus has been rounded and, as a result, the totals of the data presented may vary slightly from the actual arithmetic totals of such information.

PART I

REAL ESTATE MARKET AND EUROPEAN ABS OVERVIEWS

European Real Estate Market

The Directors estimate that in 2004 a total of €95.6 billion was invested in European real estate, representing an increase of 7% from their estimate for 2003 and 49% from their estimate for 2000[(1)]. The Directors believe this increase in investment will continue in 2006.

The Directors believe that investment in European real estate presents a significant growth opportunity. In particular, the Directors believe that there is substantial opportunity for investment in credit lease real estate via sale-leaseback transactions. Recently, European corporations have been searching for ways to raise capital and are increasingly effecting such sale-leaseback transactions. The growing volume of these transactions marks a departure from a long held practice among European corporations of holding property on-balance sheet. It is also part of a bigger transformation in the way European companies finance, lease and manage property.

Such credit lease transactions (which have been common in the United States for many years) were relatively rare in Europe until recent years, when a recession, increasing competitive pressure and heightened emphasis on shareholder value caused companies to review their balance sheets for non-strategic assets and to consider the divestiture of real estate as a way to raise capital for their core businesses and allow them to reduce debt, invest in new technology or increase flexibility. Such credit lease transactions provide a company with access to 100% of the value of its real estate, while retaining control of such real estate.

The Directors see particular opportunities for investment in credit leased real estate in Germany. The German government and German corporates have been selling non-strategic assets to free up capital and substantial asset sales are expected to be made by German open ended funds which have closed for redemption. The Directors estimate that over €8 billion of German commercial real estate was sold in 2005 and they expect this high level of activity to continue in 2006[(2)].

Throughout Europe, companies have completed real estate transactions totalling approximately €37 billion over the last seven years[(3)], and the Directors believe that the potential for more deals is substantial for investors and owner-occupiers, with an estimated €59 billion of aggregate transaction value up to 2009[(3)]. European companies currently own about 66% and lease approximately 34% of the real estate in which they operate[(3)], which is roughly the opposite of the proportion in the United States[(3)]. The Directors believe that credit lease transactions will be a significant method by which investors will invest substantial capital into European real estate over the next three to four years.

European ABS Market

The European asset backed securities market has experienced significant growth over the last decade. The Directors estimate that the European market currently consists of approximately U.S.$600 billion of outstanding debt[(4)], and new issuance has grown at a compounded annual rate of 32.7% since 1996[(5)].

	European ABS New Issuance									
	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	(U.S.$ in Billions) Real estate related securities									
Real Estate Securities	15	13	27	47	73	80	122	161	225	270
Other Securities	30	25	30	34	49	51	75	137	125	130
Total	45	38	57	81	122	131	197	298	350	400

Note: Numbers in this table are rounded so may not add to the total shown.

Source: Morgan Stanley Fixed Income Research

According to the Directors' estimates, new issuance of European ABS reached an all time high of approximately U.S.$350 billion in 2005, including CMBS of U.S.$50 billion[(6)]. The Directors believe that there will be increasing supply over the next few years of European CMBS, as this market has been consistently

(1) Source: Directors estimate based on JLL European Capital Markets Bulletin

(2) Source: Directors estimate based on market research

(3) Source: DTZ Research Money into Property

(4) Source: Directors estimate based on Morgan Stanley Fixed Income Research

(5) Source: Morgan Stanley Fixed Income Research

(6) Source: Directors estimate based on Morgan Stanley Fixed Income Research

growing each year, resembling the scale and growth of the United States market a decade ago. The Directors estimate that European real estate backed securities (CMBS and RMBS) represent the largest component of the European ABS market, accounting for 64% of the estimated new ABS issuance in 2005[7].

The European ABS market is diversified by collateral and increasingly diversified by country. While the UK has historically dominated European issuance (in part due to a supportive insolvency regime and favourable lease structures), this is slowly changing, as Italy and Spain become increasingly significant. The Directors currently expect France and Germany to grow in importance to the primary market over the medium term and provide increasing liquidity for investors.

The Directors expect strong growth in European ABS markets over the next few years. A broadening investor base is expected to increase the efficiency of the ABS market, leading to better execution for issuers. In addition, new capital regulations are expected to put pressure on some originators to securities assets they currently hold in their portfolios.

(7) Source: Directors estimate based on Morgan Stanley Fixed Income Research

PART II

THE COMPANY AND ITS BUSINESS

The financial information set out in this Part II has been derived from the Company's unaudited interim results for the nine months ended 30 September 2005 and its management accounts.

Introduction

The Company is a closed-ended limited liability investment company formed to invest in real estate and growing ABS markets in Europe. The Company invests primarily in European real estate investments and European real estate related debt. It is regulated as a closed-ended fund by the Guernsey Financial Services Commission. The Company's Shares are currently listed on Eurolist by Euronext Amsterdam and admitted to trading on Euronext Amsterdam's market for listed securities.

The Company seeks to finance its investments in such a way as to reduce exposure to interest rate, currency and refinancing risk, while retaining flexibility to monitor and manage any potential or perceived credit exposure. The Company's return on equity is the difference, or net spread, between the return on its investments and its costs of financing.

Investment Objectives and Policy

The Company's investment objectives are to deliver stable dividends and attractive risk-adjusted returns for Shareholders through prudent asset selection and the use of match-funded financing structures, where appropriate, which are intended to reduce interest rate, currency and refinancing risks. The Company seeks to deliver returns by optimising the difference between the yield on investments and the cost of financing these investments.

The Company's investment activities target substantially, but not exclusively, two distinct categories of investment:

European Real Estate Investments

Investments within this category fall into two principal sub-categories:

(i) European Real Estate Assets:

The Company acquires direct interests in real estate. As of 30 September 2005, investments in direct real estate represented (on an unaudited basis) approximately 21% of the Company's gross assets.

(ii) Other European Real Estate Investments:

The Company also makes investments which, while not direct real estate assets, give it exposure to real estate assets. An example of such an investment is the units in FIP it acquired in July 2005. As of 30 September 2005, investments falling in this sub-category represented (on an unaudited basis) approximately 9% of the Company's gross assets.

European Real Estate Related Debt

Investments within this category fall into two principal sub-categories:

(i) European Real Estate and Other Asset Backed Securities:

The Company acquires moderately credit sensitive asset backed securities, including CMBS, RMBS and other ABS. The Company generally targets investments with a credit rating, determined by internationally recognised rating agencies, from A down to BB. As of 30 September 2005, its investments (including restricted cash) in these asset backed securities represented 62% (on an unaudited basis) of the Company's gross assets with an average rating of BBB+.

(ii) European Real Estate Related Loans:

The Company acquires loans made at moderate leverage levels to well capitalised real estate operators with established track records. These loans include real estate related B Notes, mezzanine loans, bank loans and real estate loans. As of 30 September 2005, its investments in real estate related loans represented 5% (on an unaudited basis) (by carrying value) of the Company's gross assets.

The remaining 3% of the Company's gross assets as at 30 September 2005 (on an unaudited basis) are held in cash and other current assets.

The Company's strategy for real estate investment is primarily to acquire property leased to creditworthy tenants with term financing and to hold these assets for the medium to long-term and lock-in the net spread between financing costs and rental income. In response to opportunities the Company currently sees in the commercial real estate sector in Germany, the Company is currently focusing on commercial real estate investments in the German market.

The Company does not have specific policies as to the allocation among types of its investments since its investment decisions depend on changing market conditions. Instead, the Company focuses on relative value and in-depth risk/reward analysis (with an emphasis on asset quality and principal protection), diversification, suitable financing and credit risk management.

Asset Quality and Diversification

Where opportunities allow, the Company seeks to diversify its investments by tenant, asset type, industry, location and issuer. The Company expects that this diversification will help minimise the risk of capital loss.

As at 30 September 2005 (on an unaudited basis):

Real Estate Investments

- the Company's direct real estate investments amounted to 21% of the Company's gross assets and comprised 126 properties in Germany with an aggregate value of €398 million.
- The Company's other real estate investments amounted to 9% of the Company's gross assets and comprised 1450 units in FIP.

Real Estate Related Debt

- the Company's asset backed securities portfolio comprised 101 securities with an aggregate face amount of €1,172.4 million and an average investment size of approximately €11.6 million. Of this portfolio, 2% was rated AAA, 5% was rated AA, 22% was rated A, 63% was rated BBB and 8% was rated BB; 51% was CMBS, 20% was RMBS and 29% was other ABS; and
- the Company's real estate related loans represented (by carrying value) 5% of the Company's gross assets, and comprised four loans secured over commercial real estate or cash in the United Kingdom and one loan secured over commercial real estate in France.

Net Asset Value

As at 30 September 2005, being the date of the most recent net asset valuation, the unaudited net asset value per share was €12.65.

Recent Developments

European Real Estate Investments

Dresdner Acquisition

Drive S.à r.l. (the "Purchaser"), a wholly-owned subsidiary of Luxgate S.à r.l. which in turn is a wholly-owned subsidiary of the Company, signed an agreement with Dresdner Bank AG ("Dresdner") on 22 December 2005 under which the Purchaser will acquire, for approximately €2 billion, all of the units in Dresdner Grund-Fonds, a German public open ended real estate fund (the "Fund") that, on completion of the acquisition, will own a portfolio of 303 commercial properties in Germany (the "Dresdner Portfolio").

The Fund is managed by Deutsche Gesellschaft für Immobilienfonds mbH (the "Fund Manager"). 94% of the shares in the Fund Manager are, and will continue to be, held by Dresdner. However, under the terms of the Dresdner Acquisition, the Purchaser and its affiliates will have certain rights to be involved in the management of the Fund and the properties in the Dresdner Portfolio. It is currently expected that an affiliate of the Manager will be retained by the Fund to provide asset management services.

Under various services agreements to be signed on or around the closing date of the Dresdner Acquisition, the Fund will agree to pay fees to each of the service providers, including to any affiliates of the Manager, who will be remunerated on an arm's length basis.

Completion of the Dresdner Acquisition is conditional upon satisfaction of customary conditions precedent and closing conditions for a transaction of this nature. These include execution of certain agreements (including loan agreements) by the Fund Manager, the provision of certain confirmations to the Purchaser by the Fund Manager regarding the regulatory status of the Fund and the value of the Dresdner Portfolio, and the anti-trust clearance from the relevant German authorities. Anti-trust clearance was issued on 11 January 2006 and the Company currently expects that the completion of the Dresdner Acquisition will occur in the latter half of February 2006.

The Dresdner Portfolio consists primarily of office buildings and comprises approximately 9 million square feet (approximately 840,000 square metres) of leasable space. The properties within the Dresdner Portfolio are located throughout Germany with concentrations in Frankfurt, Hamburg, Munich, Dusseldorf and Berlin. They are occupied as to approximately 80% by rental income by Dresdner. Dresdner's average remaining lease term is 8.5 years, while the average remaining lease term of the entire portfolio is approximately 7.5 years. Approximately 81% (by space) of the portfolio is currently occupied. Upon acquisition, the Company expects the Dresdner Portfolio to have a rental yield (unleveraged) of approximately 5%.

All of the Dresdner leases are based on a standard form of lease which reflect customary terms in the German market. In particular, there is an upwards rent adjustment of 1% in each year from 2007 to 2009 and thereafter from 2010, the rent adjustment is equal to 100% of the change in the German consumer price index determined on an annual basis. In addition, Dresdner has the option to extend the lease term twice on each occasion by 5 years.

The Directors believe that, following completion of the Dresdner Acquisition, the Company will have a larger owned and managed German commercial real estate portfolio than any other listed real estate company.

The following tables and pie-charts provide further information regarding the composition of the Dresdner Portfolio, all of which has been sourced from information provided to the Company and its advisers in the course of due diligence for the Dresdner Acquisition ("Dresdner Due Diligence Information"). All Dresdner Due Diligence Information is derived from annualised calculations based on rental income on the Dresdner Portfolio as at 31 December 2005 and is unaudited.

Summary Information

	Total
Number of assets	**303**
Gross Purchase Price (€m)[1]	**1,965**
Initial Rental Income (€m/year)	**109.5**
Initial Net Operating Income ("NOI")(€m/year)	**97**
NOI Yield	**4.9**
Area (m^2)	**841,682**
Average Initial Rental Income (€m/m^2)[2]	**11.16**
Average Price (€/m^2)	**2,338**
Rental Income from:	
Top 10 assets	**51%**
Top 20 assets	**64%**
Top 30 assets	**71%**
Dresdner Bank	**80%**
Other tenants	**20%**
Occupancy (% by space occupied on acquisition)	**81%**
Average lease term	7.5 years
Dresdner Bank	8.5 years
Other tenants	3.5 years

[1]Excluding financing fees

[2]Excluding parking

Sector Distribution by Rental Income



Office
67%
Bank Hall
17%
Other
2%
Storage
4%
Safe
1%
Retail
7%
Residential
2%

Sector Distribution by Lettable Floor Space



Office
64%
Bank Hall
12%
Other
4%
Storage
9%
Safe
3%
Retail
4%
Residential
4%

Dresdner Portfolio Top 50 Assets

Rental Income

		Dresdner		Other		Vacant		Total	
	Assets	AMT	% of Total	AMT	% of Total	AMT	% of Total	AMT	% of Total
Top 50	50	70,822,696	80.8%	16,834,072	19.2%	0	0.0%	87,656,768	80.0%
Remaining	253	16,972,099	77.7%	4,876,947	22.3%	0	0.0%	21,849,046	20.0%
Total	**303**	**87,794,795**	**80.2%**	**21,711,019**	**19.8%**	**0**	**0.0%**	**109,505,814**	**100.0%**

Area

		Dresdner		Other		Vacant		Total	
	Assets	SQM	% of Total	SQM	% of Total	SQM	% of Total	SQM	% of Total
Top 50	50	382,546	77%	79,253	16.0%	34,798	7.0%	496,597	59.0%
Remaining	253	162,050	47%	55,490	16.1%	127,544	37.0%	345,085	41.0%
Total	**303**	**544,596**	**64.7%**	**134,743**	**16.0%**	**162,342**	**19.3%**	**841,682**	**100.0%**

Over half of the Dresdner Portfolio by rental income during the first year following its acquisition is located in five German cities. The following pie charts illustrate metropolitan concentrations within the Dresdner Portfolio.

Metropolitan Concentrations by Rental Income



Other
40%
Frankfurt am Main
32%
Hamburg
9%
München
7%
Düsseldorf
7%
Berlin
5%

Metropolitan Concentrations by Lettable Floor Space



Frankfurt am Main
18%
Hamburg
6%
München
5%
Düsseldorf
4%
Berlin
3%
Other
64%

Lease Expiry Schedule


% of Total Income
35
30
25
20
15
10
5
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016+
Dresdner
Other

Unaudited pro-forma financial information showing the effect of the Dresdner Acquisition on the assets and liabilities of the Company is set out in Part XII of this Prospectus.

A valuation report in respect of the Dresdner Portfolio is set out in Part XIII of this Prospectus.

Dresdner Acquisition Financing

The Company expects to finance the Dresdner Acquisition with equity and debt financing. The equity financing comprises in part the proceeds of the Offer and in part the proceeds of the subscription for the Investment Shares by the Fortress Funds pursuant to the Investment Agreement. Under the Investment Agreement:

- the Fortress Funds will invest up to €300 million on, but subject to, closing of the Dresdner Acquisition. The Company can reduce the level of the Fortress Funds' investment to not less than €150 million and, assuming the Company raises the estimated net proceeds of the Offer of approximately €339 million, it is expected that the Fortress Funds' investment will be reduced to €150 million;
- the Fortress Funds will invest by subscribing for Investment Shares at a subscription price of €17.50 per Share (representing an approximate 2.75% discount to the weighted-average Share price over the 10 business days up until 21 December 2005 of approximately €18) provided that the Fortress Funds will invest by (i) subscribing for Investment Shares; and (ii) acquiring for €17 per Share an option over further Shares if, and to the extent, necessary to ensure that they are deemed to hold not more than 29.9% of the voting rights in the Company. If the Company completes a €350 million Offer at a price of €25.50 there will be no requirement to issue an option for Shares at €17 per Share and all Investment Shares will be acquired at €17.50 per Share; and
- if the Fortress Funds initially invest €300 million, the Company can reduce the level of their investment by buying back Shares from them, requiring them to sell Shares in a further equity offering and/or cancelling, in whole or in part, any option that they hold, in each case at an effective price per Share of €18.00. This right will be exercisable on one occasion during the three month period following completion of the Dresdner Acquisition.

Further details of the Investment Agreement are set out in paragraph 7.15 of Part VI of this Prospectus.

The debt financing for the Dresdner Portfolio is expected to comprise a combination of a mortgage loan made to the Fund and a loan made to the Purchaser secured by Fund units. It is expected that approximately 75% of the purchase price shall be financed through external seven year non-recourse bank financing. The Company is currently negotiating the definitive terms of the loan facilities with a group of financial institutions including Deutsche Bank, which is one of the Joint Bookrunners of the Offer.

Truss Portfolio

The Company has continued to enter into purchase agreements for retail assets in Germany which will form part of its Truss Portfolio. The Company has committed to purchase a further nine assets in addition to the 31 assets it committed to acquire into the Truss Portfolio prior to 1 December 2005. The aggregate purchase price of the nine assets is approximately €21 million. Further information on the Truss Portfolio is set out in Part XIII of this Prospectus.

European Real Estate Related Debt

Between 7 December 2005 and 12 January 2006, the Company acquired approximately €148 million of securities and approximately €6 million of real-estate backed loan interests (or instruments allowing economic exposure to loans).

Consolidated Subsidiaries and Special Purpose Vehicles

The Company holds its investments either directly, through subsidiaries or indirectly through leveraged special purpose vehicles ("SPVs"). In the case of SPVs, the ordinary share capital of the SPVs is held by a third party trust unconnected to the Company or the Manager, but the SPVs are nevertheless consolidated with the Company because, in substance, the Company retains the majority of the residual or ownership risks related to each SPV and its assets in order to obtain benefit from the SPV's activities.

The Company holds its real estate investments through its subsidiary Luxgate S.à r.l. which in turn holds each investment through an intermediate holding company (Bastion Participation Lux S.à r.l. in the case of the Bastion Portfolio, Belfry Participation Lux S.à r.l. in the case of the Belfry Portfolio, Truss Lux Participation S.à r.l. in the case of properties within the Truss Portfolio, and Eurobarbican S.à r.l. in the case of the Deutsche Bank Portfolio) which hold the assets in the relevant jurisdiction through one or more local vehicles. The Company's investment in FIP is held through Finial S.à r.l. which is also a wholly-owned subsidiary of Luxgate S.à r.l. The Company intends to hold the Dresdner Portfolio through Drive S.à r.l. which is also a wholly-owned subsidiary of Luxgate S.à r.l.

The Company holds its securities and loan investments through five SPVs, Eurocastle Funding Limited, Eurocastle CDO I plc, Eurocastle CDO II plc, Eurocastle CDO III plc and Eurocastle CDO IV plc, all of which are incorporated in Ireland. Over time, the Directors expect the Company to establish additional SPVs to finance the acquisition of further investments. For a summary of how the Company uses SPVs to implement its match-funded financing strategy for its securities and loan investments, see "Financing Strategy and Match-Funded Discipline" below.

The Company does not have, and does not currently anticipate having, any off-balance sheet financing.

Investment Guidelines

The Board of Directors has adopted general guidelines for investments and borrowings which are currently as follows:

- leverage will not exceed 95% of the Company's gross assets; and
- the Company will not co-invest with the Manager or any of its affiliates (other than Company affiliates) unless (i) the co-investment does not result in the Company's leverage exceeding 95% of its gross assets and (ii) the terms of the co-investment are at least as favourable to the Company as to the Manager or such affiliate (as applicable) making such co-investment.

The Board will keep the Company's investment guidelines under review and will determine the extent to which further changes to them are appropriate having due regard to the Shareholders' interests. If and when further changes are made, they will be notified to Shareholders through the usual channels.

The Company will disclose in its annual accounts details of any breach of the Investment Guidelines that has occurred during the relevant financial year and the action taken to remedy it.

The Company may acquire assets from the Manager or its affiliates, including securities issued by the Manager or its affiliates, and the Company may sell assets to the Manager and its affiliates, including securities issued by the Manager and its affiliates, provided in each case that such transaction complies with the Company's investment guidelines and the transaction is on arm's length commercial terms.

Target Investments

The Company intends to continue to invest in the following categories of investments.

European Real Estate

The Company intends to continue to invest in European real estate generally by purchasing properties leased to high quality tenants. As at 12 January 2006 (the latest practicable date before the publication of this Prospectus), the Company had acquired or committed to acquire approximately €2.7 billion of real estate assets.

Approximately €2.5 billion of these assets were investments in direct real estate, comprising the Deutsche Bank Portfolio, Bastion Portfolio, Belfry Portfolio, Truss Portfolio and Dresdner Portfolio, while approximately €190 million was invested in units in FIP.

Direct Real Estate Assets

The following section describes the Company's direct European real estate asset investments assuming completion of the Dresdner Acquisition and the completion of the acquisition of all 41 properties identified for the Truss Portfolio. The Company treats the Dresdner Portfolio as a direct real estate investment on the basis that, through ownership of all the units in the Fund, the Company keeps all the economic benefit and all the economic burden of all the assets in the Dresdner Portfolio and intends to include those assets in its consolidated accounts.

The following tables and pie charts contain information relating to the composition of the Company's aggregate direct real estate portfolio assuming completion of the Dresdner Acquisition and Truss Portfolio. Underlying information has been sourced from the Company's management data and the Dresdner Due Diligence Information.

Summary Information

	Total
Number of assets	**481**
Gross Purchase Price (€m)	**2,494**
Rental Income (€m/year)	**150.8**
Initial NOI (€m/year)	**133.4**
NOI Yield	**5.3%**
Area (m^2)	**1,299,355**
Average Initial Rental Income (€m/m^2)	**9.67**
Average Price (€/m^2)	**1,922**
Rental Income from:	
Top 10 assets	**37%**
Top 20 assets	**47%**
Top 30 assets	**52%**
Credit Tenant*	**79%**
Other	**21%**
Occupancy (% by space)	**82%**
Average lease term	**7.8 years**
Credit Tenant*	**8.8 years**
Other	**4.1 years**

* Credit Tenant represents Dresdner Bank, Deutsche Bank and anchor tenants in the Bastion Portfolio, Belfry Portfolio and Truss Portfolio.

Sector Distribution by Rental Income



Office
58%
Residential
1%
Retail
17%
Safe
1%
Storage
4%
Other
3%
Bank Hall
17%

Sector Distribution by Lettable Floor Space



Office
54%
Residential
4%
Retail
16%
Safe
2%
Storage
8%
Other
5%
Bank Hall
11%

Metropolitan Concentration by Rental Income



Frankfurt am Main
11%
Hamburg
4%
München
3%
Düsseldorf
3%
Berlin
2%
Other
77%

Metropolitan Concentration by Lettable Floor Space



Frankfurt am Main
23%
Hamburg
7%
München
5%
Düsseldorf
5%
Berlin
4%
Other
56%

Lease Expiry Schedule



% of Total Income
35
30
25
20
15
10
5
0
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016+
■Credit Tenant* ■ Other

---

* Credit Tenant represents Dresdner Bank, Deutsche Bank and anchor tenants in the Bastion Portfolio, Belfry Portfolio and Truss Portfolio.

Deutsche Bank Portfolio

The Company acquired 96 properties in Germany (contained in 110 parcels of real estate for the purposes of the relevant municipal register) through a sale/leaseback transaction with Deutsche Bank in December 2004. This portfolio (the "Deutsche Bank Portfolio") is approximately 295,000 square metres spread across 90 cities and towns throughout Germany and predominantly consists of office buildings. As at 31 December 2004, it contained

11% of Deutsche Bank's retail bank branches in Germany[(1)], and Deutsche Bank is expected to produce 68% of the portfolio's revenue from 52% by space in 2005. Deutsche Bank has leased the properties under two arrangements: (i) 67% of the space (as at 31 December 2004) is leased to Deutsche Bank on fixed lease terms (of which approximately two-thirds is leased for ten years); and (ii) 33% (as at 31 December 2004) is on flexible lease terms (of which approximately one-third is leased to Deutsche Bank). The bank has the option to vacate half of this flexible lease space in the first five years, a further 10% on the eighth anniversary and the final 40% on the tenth anniversary. The lease with Deutsche Bank is indexed to the German consumer price index. A movement of 5% in the index (from the date of commencement of the lease or most recent rental adjustment) will result in a rent adjustment of 100% of such index movement.

As at 31 December 2005, the total occupancy of the Deutsche Bank Portfolio was approximately 75% with unlet space in the region of 75,000 m^2. Approximately 3,500 m^2 of this vacant space has been leased and is due to become occupied in the first half of 2006.

Retail Portfolio

To date, the Company has acquired (or has committed to acquire) 81 German retail assets amounting to approximately 160,000 m^2 of lettable floor space into 3 separately financed portfolios, the Bastion Portfolio, Belfry Portfolio and Truss Portfolio, as more particularly described below. The aggregate purchase price for the retail assets which the Company has agreed to acquire is approximately €208 million. These assets are leased principally to national German retailers on leases substantially market standard in the German retail market. Substantially all leases are indexed to the German consumer price index with a rental adjustment being made once the index has moved 10% from a reference level set upon signing of each lease. The size of the adjustment is generally between 50% and 100% of the index movement depending on the tenant and the term of the lease.

The Company's retail assets in aggregate derive over 85% of their rental income from German national retailers, including prominent national retailers such as the Edeka Group (approximately 25%), the Rewe Group (approximately 19%), the Tengelmann Group (approximately 14%), the Schwarz Group (approximately 7%) and Tegut (approximately 6%).

Bastion Portfolio

The Company acquired a portfolio of recently developed grocery stores (the "Bastion Portfolio") in a sale-leaseback transaction with Edeka Handelsgesellschaft Sudwest GmbH ("Edeka Southwest") in 2005. The transaction size is approximately €36 million. The Bastion Portfolio comprises 13 properties which are located in small cities and towns in southwestern Germany, primarily between Frankfurt, Stuttgart and Saarbrucken. All the properties are large format supermarkets and in aggregate have approximately 25,000 square meters of leaseable space.

Edeka is a leading German grocery chain with €31.5 billion in annual revenue and in excess of 8,500 stores in Germany with over 200,000 employees[(2)]. All 13 properties are leased to Edeka Southwest, the regional subsidiary. Twelve properties benefit from 15-year net leases, while one property is subject to a 12-year lease with extension options.

Belfry Portfolio

The Company acquired a portfolio of retail properties in various locations across Germany (the "Belfry Portfolio") for approximately €71 million in 2005. The Belfry Portfolio comprises 28 properties, the majority of which are leased to prominent German retailers with long term leases.

The properties are mostly recently developed retail assets, generally in grocery, discounter or supermarket formats with an aggregate lettable area of approximately 55,000 square metres. The portfolio currently benefits from over 98.8% occupancy and in-place leases have a weighted-average lease term of 10 years. Over 85% of the Belfry Portfolio's income is due from prominent German retailers.

Truss Portfolio

The Company is in the process of acquiring a portfolio of retail properties held by various unconnected sellers in various locations across Germany (the "Truss Portfolio").

(1) Source: Deutsche Bank Annual Report 2004

(2) Source: Edeka website www.edeka.de

As of the date of this Prospectus, the Company has entered into purchase agreements to acquire 40 properties. The aggregate purchase price of these properties will be approximately €101 million. These properties are mostly recently developed retail assets, generally in grocery, discounter or supermarket formats, and have an aggregate lettable area of approximately 76,000 square metres. They currently benefit from almost 99.4% occupancy. In-place leases have a weighted-average lease term of approximately 10 years and over 85% of income is derived from prominent German national retailers.

The acquisition of the properties that the Company has signed purchase agreements in respect of, and payment of the purchase price by the Company, is subject to the satisfaction of conditions precedent which are customary in the German market.

The Directors also expect the Company to acquire a further similar property that the Manager has identified and that would, following its acquisition, form part of this portfolio. If this additional property were acquired, the aggregate purchase price for all of the assets making up the portfolio would be approximately €106 million.

Further information regarding the Company's direct real estate investments is provided in the valuation reports contained in Part XIII of this Prospectus. The valuation report relating to the Truss Portfolio only covers those properties in respect of which the Company has signed purchase agreements as of the date of this Prospectus.

Other European Real Estate Investments

In addition to direct real estate investments, the Company has made, and intends to continue to make, other investments which, whilst not direct investments, give it exposure to real estate assets which are leased on a credit lease basis.

In particular, the Company has acquired approximately 11% of the Class A units in FIP[3] for approximately €190 million. FIP is the first real estate investment fund promoted by the Italian Ministry of Economy and Finance. FIP owns a portfolio of approximately 400 non-residential urban properties spread across the Republic of Italy with a concentration in North and Central Italy. The properties have an aggregate leased area of approximately 2.6 million square metres and are leased to and occupied by various Italian government agencies. The properties are managed on behalf of FIP by Investire Immobiliare in return for a management fee that is payable by FIP. The whole portfolio is subject to a nine-year lease with an extension option of a further nine years. It also contains sell-down rights under which it is expected that, following an initial two year lock-up, the portfolio will be sold on a staggered basis over an 11 year period.

The FIP properties were transferred to FIP at a price of €3.3 billion but as at 31 December 2004 were independently valued at approximately €3.7 billion. The acquisition of the properties by FIP was financed through a 15-year senior loan which at closing amounted to €1,994 million or 60% of the transfer value. Substantially all of the remainder of transfer price was, after a bridging period, ultimately financed in July 2005 through the issue of 13,292 Class A Units (at the date of this Prospectus the Company owns 1500 Class A Units).

European Real Estate and Other Asset Backed Securities

CMBS and RMBS

The Company intends to continue to make CMBS and RMBS investments. CMBS are debt securities secured by or evidencing ownership interests in a single mortgage loan secured by a commercial property or a pool of mortgage loans secured by commercial properties. RMBS are debt securities secured by or evidencing ownership interests in pools of mortgage loans secured by residential properties. The majority of investments in CMBS are intended to consist of securities that are part of a capital structure or securitisation where the rights of such class to receive principal and interest are subordinate to senior classes but senior to the rights of lower rated classes of securities. The Directors expect that the Company will continue to invest in RMBS of a credit quality similar to that described above for CMBS.

Other Asset Backed Securities

The Company may also make investments in other types of asset backed securities which are backed by various other types of collateral such as loans to small and medium sized companies, non-performing mortgage loans, whole business loans, aircraft loans, sub-prime mortgage loans, auto loans and credit card loans.

---

(3) The information in this paragraph regarding FIP and its property portfolio was provided to the Company in its capacity as an investor by FIP and its manager.

European Real Estate Related Loans

The Company also invests in portfolios of European mortgage loans. These loans may take the form of "B Notes". A "B Note" is typically a privately negotiated loan (a) secured by a first mortgage on a single large commercial property or group of related properties and (b) subordinated to an "A Note" secured by the same first mortgage on the same property. The subordination of a B Note is typically evidenced by an inter-creditor agreement with the holder of the related A Note. The Company may acquire B Notes in negotiated transactions with the originators, as well as in the secondary market.

Other Investments

The Company may also selectively pursue special investment situations where the Manager believes cash flows have been mispriced, such as discounted securities in particular sectors or jurisdictions which have fallen out of favour due to economic pressures, regulatory issues or illiquidity.

Whilst it is intended the Company's investment portfolio will be diversified in the manner described above, as a result of changing market conditions, the percentage of its assets that will be invested in each category of Target Investments cannot be predicted with any certainty.

Credit Risk Management

Credit risk refers to each individual debt issuer, borrower or tenant's ability to make required interest, principal or rental payments on the scheduled due dates.

The Company makes securities or loan investments that offer attractive risk-adjusted returns with long-term principal protection under a variety of default and loss scenarios. While the expected yield on these investments is sensitive to the performance of the underlying assets, in relation to securities, the first risk of default and loss is usually borne by the more subordinated securities or other features of the securitisation transaction and, in relation to loans, the selection of moderately leveraged loans to well capitalised borrowers mitigates the risk of principal loss. The Company's real estate investments are intended to offer risk-adjusted returns through the selection of assets leased to tenants who are believed to be of high credit quality.

The Company further reduces credit risk by actively monitoring its investments and their underlying credit quality and, where appropriate, repositioning investments to upgrade their credit quality and yield. A significant portion of the Company's investments are financed with collateralised debt obligations. The Company's CDO securities and loans financings (see "Financing Strategy and Match-Funded Discipline" below) offer structural flexibility to manage credit risk.

Financing Strategy and Match-Funded Discipline

The Company employs leverage in order to achieve its return objectives. The Company does not have a predetermined target debt to equity ratio as the Directors believe the appropriate leverage for the particular assets that the Company is financing depends on the nature and credit quality of those assets. As at 30 September 2005, the Company's debt to equity ratio was approximately 4 to 1 or 80% of gross assets (on an unaudited basis). The Company maintains access to a broad array of capital resources in an effort to insulate its business from potential fluctuations in the availability of capital. The Company utilises multiple forms of financing. For real estate asset financing, the Company generally employs medium to long term secured non-recourse financing while for debt assets it uses CDOs as well as repurchase agreements. The Manager may elect for the Company to bear a level of refinancing risk on a short term or longer term basis, such as is the case with investments financed with repurchase agreements, when, based on all of the relevant factors, bearing such risk is advisable. The Company utilises leverage for the sole purpose of financing its portfolio and not for the purpose of speculating on changes in interest rates.

The Company attempts to reduce interim refinancing risk and to minimise exposure to interest rate fluctuations through the use of (a) match-funded financing structures whereby it seeks in respect of debt obligations: (i) to match the maturities of the Company's debt obligations with the maturities of its assets and (ii) to match the interest rates on the Company's investments with like-kind debt (i.e., floating rate assets are financed with floating rate debt and fixed rate assets are financed with fixed rate debt), directly or through the use of interest rate swaps, caps or other financial instruments, or through a combination of these strategies; and (b) in the case of real estate investments, to structure the terms of its borrowings to ensure that such borrowings can be refinanced or maintained to avoid the Company being forced to sell its investments prematurely. This allows the Company to minimise the risk of having to refinance its liabilities prior to the maturities of its assets, or expiry of

its leases in the case of real estate investments, and to reduce the impact of changing interest rates on the Company's earnings.

As at 30 September 2005, the weighted average life of the Company's real estate related debt portfolio on an unaudited basis was 4.1 years and the weighted average life of its liabilities against the real estate related debt portfolio was 6.9 years. These figures are unaudited.

Real Estate Financing

The Company generally procures medium to long-term non-recourse secured financing for both direct and other real estate investments. It structures such financing taking into account jurisdiction-specific factors to ensure optimal returns. The Deutsche Bank Portfolio is financed with an 8.3 year (at signing) non-recourse secured €246.5 million floating-rate term loan with €210 million hedged such that interest payments are fixed at 4.65% per annum. The Belfry Portfolio is financed with a 10 year (at signing) non-recourse €56.2 million term loan which bears fixed rate interest at 4.66% and the Bastion Portfolio is financed with a seven year (at signing) non-recourse €26.5 million floating-rate term loan hedged such that interest payments are fixed at 4.24% per annum. The Truss Portfolio is financed with a 10 year (at signing) non-recourse €85 million term loan which bears interest at the weighted average of the 10 year Euribor swap rate at each drawdown plus a margin of 1.30%. As at 12 January 2006, €42,985,203 has been drawn down under the Truss Portfolio loan bearing interest at a fixed rate of 4.73%. The FIP investment was financed with a 13 year (at signing) non-recourse €121.8 million floating term loan which is hedged to bear interest at 5.41% increasing to Euribor plus 3.75% after the eighth year of the term. Further details of these term loans, except the Truss Portfolio loan which was entered into after 30 September 2005, are set out in note 11 to the unaudited results of the Company for the nine month period ended 30 September 2005, as set out in Part XI of this Prospectus. Details of the financing of the Dresdner Acquisition are set out in "Recent Developments — Dresdner Acquisition Financing" in this Part II of the Prospectus.

CDOs

The Company utilises securitisation structures, such as CDOs, as well as other financing structures (for example long-term bank debt, commercial paper programmes, bond issues and other long-term financing techniques) to match-fund certain Target Investments.

CDOs are multiple class debt securities, or bonds, secured by pools of collateral consisting of assets, such as mortgage backed or other asset backed securities. In the Company's case, the collateral will be certain Target investments of a type that the Company typically invests in. Like typical securitisation structures, in a CDO (a) the assets are held by a bankruptcy remote SPV and financed by the issue by the SPV of one or more classes of bonds, (b) further qualifying assets are acquired with the balance of the bond proceeds until a target amount has been so acquired (during an investment period which is typically six to 18 months after the bonds are issued), (c) the assets are pledged to a trustee for the benefit of the holders of the bonds, (d) one or more classes of the bonds are rated by one or more rating agencies, and (e) one or more classes of the bonds are marketed to a wide variety of fixed income investors, all of which enables the CDO sponsor to achieve a relatively low cost of long-term financing. Unlike typical securitisation structures, the Company may structure its CDOs such that the underlying assets may be sold, subject to certain limitations, without a corresponding pay-down of the CDO debt during the reinvestment period (which is typically three to five years), provided the proceeds are reinvested in certain qualifying assets. Such CDO structures will enable the Manager to manage, subject to certain limitations, the pool of underlying assets. The Directors believe that the Company's CDO financing structures will enable it to lock in a long-term cost of funds and minimise the risk that it has to refinance its liabilities prior to the maturities of its investments while giving the flexibility to manage credit risk.

Under a CDO financing structure, a portfolio of investments (other than direct real estate investments) satisfying Eurocastle's credit and diversification investment criteria is assembled and held by an SPV. To help finance the purchase of the underlying investments, the SPV may issue a series of notes. Notes issued pursuant to a CDO transaction typically:

- are rated by one or more rating agencies (typically 50% — 70% or more of each CDO issuance is rated "AAA");
- are listed on a recognised securities exchange (for example, Luxembourg or Ireland);
- are not subject to redemption at the request of any third party holders (and thus will not be subject to refinancing risk for mismatched maturities);

- are sold primarily to institutional investors; and
- only have a claim on the collateral of the issuer.

Eurocastle CDO I

On 8 June 2004, the Company closed its first CDO financing, Eurocastle CDO I, whereby a portfolio of real estate securities and other asset backed securities were purchased by a consolidated subsidiary which issued €372 million face amount of investment grade senior and mezzanine bonds and €28 million face amount of non-investment grade mezzanine and subordinated bonds. The Company and its consolidated subsidiaries retained €49 million of the mezzanine and subordinated bonds issued by Eurocastle CDO I.

Eurocastle CDO II

On 5 May 2005, the Company completed a CDO financing, Eurocastle CDO II, whereby a portfolio of European real estate related securities and other asset backed securities were refinanced through a public issue with a corresponding U.S. private placement by Eurocastle CDO II plc of £191 million of investment grade senior and mezzanine bonds and £9 million of subordinated bonds. The Company and its consolidated subsidiaries retained £17.5 million of the mezzanine and subordinated bonds issued by Eurocastle CDO II.

In order to avoid a full interest charge being incurred on unused cash resulting from fully funding the CDO on the closing date, Eurocastle CDO II plc secured a delayed draw commitment from the holder of a delayed draw note that it issued, which entitles it to draw down up to £51 million from the purchaser of the AAA bonds over the course of the approximately seven and one-half month ramp-up period. A commitment fee of 0.20% is payable for this arrangement. Upon expiry of the ramp-up period, the CDO is required to have drawn-down the full £51 million delayed draw amount such that the aggregate debt issued at this time amounts to £200 million.

The weighted average credit rating of Eurocastle CDO II's portfolio of securities at closing was BBB. The assets in this portfolio are, consistent with applicable rating agency criteria, diversified by asset type, industry, location and issuer. The Directors expect that this diversification will mitigate the risk of capital loss to the portfolio.

Eurocastle CDO III

On 28 April 2005, the Company completed a CDO financing, Eurocastle CDO III, whereby a portfolio of European real estate related securities and other asset backed securities were refinanced through a public issue with a corresponding U.S. private placement by Eurocastle CDO III plc of €383 million of investment grade senior and mezzanine bonds and €17 million of subordinated bonds. The Company and its consolidated subsidiaries retained €30 million of mezzanine and subordinated bonds.

In order to avoid a full interest charge being incurred on unused cash resulting from fully funding the CDO on the closing date, Eurocastle CDO III plc secured a delayed draw commitment from the holder of delayed draw note that it issued, which entitles it to draw down up to €158 million from the purchaser of the AAA bonds for the duration of the approximately seven and one-half month ramp-up period. A commitment fee of 0.20% is payable for this arrangement. Upon expiry of the ramp-up period, the CDO is required to have drawn-down the full €158 million delayed draw amount such that the aggregate debt issued at this time amounts to €400 million.

The weighted average credit rating of Eurocastle CDO III's portfolio of securities at closing was BBB+. The assets in this portfolio are, consistent with applicable rating agency criteria, diversified by asset type, industry, location and issuer. The Directors expect that this diversification will mitigate the risk of capital loss to the portfolio.

Eurocastle CDO IV

The Company, through Eurocastle CDO IV plc (a newly established SPV borrower), entered into a term credit multi-currency facility for €400 million on 14 July 2005 in order to finance investments in asset backed securities and real estate related loans. In accordance with the Company's match-funding financing philosophy, this facility replicates many of the features of a traditional CDO financing including sheltering the SPV borrower from mark to market risk on its investments. The three year extendable facility allows the SPV borrower more flexibility in its eligibility criteria than those contained in Eurocastle CDO I, Eurocastle CDO II or Eurocastle CDO III, including having substantial flexibility to invest in real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Company, or a consolidated subsidiary, needs to make to the SPV borrower to maintain the senior financing levels provided by the lender.

Short-Term Financing

The Company currently also uses short-term financing, in the form of repurchase agreements, bridge financings and bank warehousing facilities, as an intermediate step prior to the implementation of its match-funded financing structures. Short-term financing may also be employed in relation to assets which are not suitable to be financed on a long-term basis. Such assets are currently held through Eurocastle Funding, an SPV established by the Company. Any contractual obligations entered into by Eurocastle Funding with third parties may be guaranteed and have recourse to the Company's assets. The assets of Eurocastle Funding are managed by Fortress pursuant to the Funding Management Agreement, a summary of which is set out in Part VI of this Prospectus.

Currently the Company has a revolving €50 million credit facility with Deutsche Bank AG, London, details of which are set out in 7.12 of Part VI of this Prospectus.

Amount of Leverage

The amount of equity relative to the external debt of the Company will depend, among other things, upon the diversification and quality of the underlying investments. In any case, the total leverage of the Company will not exceed 95% of its gross assets. As at 30 September 2005, the Company on a consolidated basis had incurred approximately €1,550 million of debt representing 80% of its gross assets (on an unaudited basis).

See the Company's pro-forma financial information set out in Part XII of this Prospectus for the Company's anticipated total leverage following the acquisition of the Dresdner Portfolio.

For certain risks related to the Company's financing strategy see the risk factors set out in the section entitled "Certain Risk Factors" in this Prospectus.

Interest Rate and Currency Hedging Activities

The Company and its consolidated subsidiaries may enter into derivative transactions for the purposes of efficient portfolio management, where appropriate, to protect their investments from interest rate fluctuations and foreign exchange fluctuations. These transactions may include swaps, the purchase or sale of collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate and currency risk as the Manager determines is in the best interests of the relevant entity, given the cost of such hedges. The Manager may elect to have the relevant entity bear a level of interest rate and currency risk that could otherwise be hedged when the Manager believes, based on all relevant facts, that bearing such risks is advisable. The Company and its consolidated subsidiaries may enter into derivative transactions to gain exposure to investments but not for speculative purposes.

For a discussion of certain risks related to the use of derivatives, see the risk factors set out in the section entitled "Certain Risk Factors" in this Prospectus.

Dividend and Dividend Policy

The Company currently pays regular quarterly dividends to Shareholders and the Directors expect to continue this policy. The Company's aim is to pay all or substantially all of its earnings in the form of dividends to Shareholders (excluding surpluses from the sale or realisation of investments held directly by the Company).

Since the initial public offering in June 2004, the Board of Directors of the Company has declared the following dividends:

	Record Date	Payment Date	Per Share Dividend
2004 — Third quarter	29 October 2004	5 November 2004	€0.30
2004 — Fourth quarter	4 March 2005	11 March 2005	€0.33
2005 — First quarter	29 April 2005	6 May 2005	€0.33
2005 — Second quarter	24 June 2005	15 July 2005	€0.35
2005 — Third quarter	28 October 2005	11 November 2005	€0.37
2005 — Fourth quarter	27 January 2006	17 February 2006	€0.37
Total dividends to date			€2.05

The dividend per Share for the year ended 31 December 2004 was €0.63. The dividend per Share for the year ended 31 December 2005 was €1.42. The Company may revise its dividend policy from time to time and there can be no assurance that the Company will continue to pay dividends at the levels set out above or at all.

Current Investments[4]

As at 12 January 2006 (the latest practicable date before the publication of this Prospectus), the Company held €719 million (by carrying value) of real estate investments located in Germany and Italy and its diversified portfolio of real estate related debt totalled €1,533 million (face amount). Its portfolio of real estate related debt consisted of 38% Sterling-denominated investments and 62% Euro denominated investments with collateral spread 50%, 16%, 12% and 22% respectively between UK, Italy, Germany and other European countries. Excluding loans with a face value of approximately €93 million, the real estate related debt portfolio had a weighted average credit rating of BBB+.

As at 12 January 2006 the 10 largest investments held directly (or indirectly through SPVs) by the Company were as follows[5]:

	Investment/Security Name	Asset Type	Face Amount	Cost Basis	Carrying Value	Coupon Margin	Discount Margin	Expected Maturity	Public Credit Ratings S&P	Moody's	Fitch
					(€'000)						
1	FIP	Real Estate Fund Units	150,000	184,314	198,000	n/a	n/a	n/a	n/a	n/a	n/a
2	CAIRO 1A	NPL	44,500	44,500	44,500	90	90	06/09/2007	—	—	AAA
3	HELOC 1X B	CMBS	41,476	41,476	41,268	52	52	25/03/2006	Aa3	—	AAA
4	Mapeley Columbus Limited	LOAN	32,552	32,241	32,241	225	235	11/11/2012	NR	NR	NR
5	GECO 2002 D	CMBS	28,000	27,940	28,087	190	195	29/11/2009	Baa3	—	BBB
6	TREVI 1X B	NPL	24,000	23,897	24,156	240	278	10/02/2007	A2	BBB–	—
7	ANNFIN O	CMBS	23,529	24,589	24,670	97	79	22/10/2008	A2	—	A
8	PUNTVB	WBS	23,285	23,285	23,343	110	110	29/07/2014	Baa3	—	BBB
9	VALES 1 G	CMBS	22,000	21,849	21,657	180	243	04/04/2013	—	—	BBB
10	PROMI 1D	CMBS	21,829	21,829	21,829	150	150	06/11/2012	Baa2	—	BBB

Descriptions of each of the Investments are as follows:

(1) FIP — Investment in 1,500 Class A Units issued by FIP, a closed-ended Italian real estate fund, backed by a portfolio of real estate leased to an Italian Government agency.

(2) CAIRO 1A — Securitisation of Italian Non-Performing Loans, largely originated by Banco Nazionale del Lavoro, secured on the underlying real estate.

(3) HELOC 1X B — Securitisation of loan secured on portfolio of 31 Thistle Hotels in UK.

(4) Mapeley Columbus Limited — A portion of a B Note from a loan made to, *inter alios*, Mapeley Columbus Limited, secured over UK real estate.

(5) GECO 2002 D — Securitisation of 173 commercial property loans made by Westfalische Hypothekenbank (now part of the Hypo Real Estate Bank AG) in Germany.

(6) TREVI 1X B — Securitisation of a portfolio of non-performing loans by Capitalia (formerly Banca di Roma). The portfolio is largely secured by real estate.

(7) ANNFIN O — Securitisation of a real estate loan for a 45,000 unit estate of married quarter properties leased to the UK Ministry of Defence.

(8) PUNTVB — Securitisation of a portfolio of UK public houses.

(9) VALES 1 G — Securitisation of a commercial mortgage loan originated by Hypo Real Estate Bank International (Hypo), secured by a portfolio of commercial properties located in Germany.

(10) PROMI 1D — Securitisation of UK commercial property loan portfolio originated by Bank of Scotland (now part of HBOS).

Use of Proceeds

The Company is seeking to raise further equity having used all of the proceeds of its offering in June 2005 to fund the acquisition of investments and repayment of debt. Assuming the Over-allotment Option and Manager's Options are not exercised, it is expected that the Offer will raise approximately €339 million of net proceeds (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer). All of the net proceeds of the Offer will be used to fund the Dresdner Acquisition. If the Company does not complete the Dresdner Acquisition, it will use such net proceeds to acquire further investments in accordance with its investment guidelines to increase the size and diversification of its portfolio. To the extent the Company does not use the net proceeds to acquire investments in the near term, it will use the net proceeds to repay amounts outstanding under its revolving debt facilities and reduce funding costs until such time as funds are required for further investments, at which point the Company will redraw to fund such investments.

(4) All information relating to the Company's current investments set out in this section is presented on an unaudited basis.

(5) Source: Company's management accounts.

Financial Information

Consolidated Financial Information for the period ended 31 December 2004 are set out in Part IX of this Prospectus. Unaudited results for the six month period ended 30 June 2005 are set out in Part X of this Prospectus. Unaudited results for the nine month period ended 30 September 2005 are set out in Part XI of this Prospectus. Pro-Forma Financial Information is set out in Part XII of this Prospectus.

There has been no significant change in the financial or trading position of the Group since 30 September 2005, the date to which the interim results set out in Part XI of this Prospectus were prepared.

PART III

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis below provides information which the Directors believe is relevant to an assessment and understanding of its consolidated financial position and results of operations. You should read this discussion and analysis in conjunction with the consolidated financial statements and related notes in Parts IX, X and XI of this Prospectus.

The following discussion and analysis contains statements reflecting the Directors' views about the Company's future performance and constitutes "forward-looking statements". These views may involve risks and uncertainties that are difficult to predict and may cause the Company's actual results to differ materially from the results discussed in such forward-looking statements. Readers should consider that various factors, including changes in general economic conditions, developments in the European property markets, influence of currency fluctuations and inflation, and other factors discussed in the section entitled "Certain Risk Factors" in this Prospectus, may affect the Company's performance. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise save to the extent it is required to do so under applicable law or regulation.

The Company has prepared its consolidated financial statements in accordance with International Financial Reporting Standards (or "IFRS") which differ in certain respects from accounting principles generally accepted in the United States.

For the purposes of this section, the term "Company" means Eurocastle Investment Limited and where the context requires, Eurocastle Investment Limited and its consolidated subsidiaries.

The financial information in this Part III has been extracted without material adjustment from the Company's audited accounts for the year ended 31 December 2004, its unaudited interim results for the six months ended 30 June 2005 and its unaudited results for the three months ended 30 September 2005.

Operating Results

	Year ended 31 December		Six months ended 30 June (unaudited)		Three months ended 30 September (unaudited)	
	2004	2003*	2005	2004	2005	2004
			(€'000)			
Operating Income						
Interest income	23,902	50	30,437	2,763	16,970	9,020
Increase in fair value of total return swap	—	—	—	—	428	—
Rental income	344	—	12,655	—	6,408	—
Real estate fund unit income	—	—	—	—	3,607	—
Gain on securities portfolio contract	4,141	611	—	4,056	—	84
Realised gain on disposal of investment properties	—	—	—	—	731	—
Realised gain on disposal of available-for-sale securities	1,356	—	1,853	—	380	—
Increase in fair value of real estate fund units	—	—	—	—	7,122	—
Increase/(decrease) in fair value of investment properties	—	—	513	—	(68)	—
Total operating income	29,743	661	45,458	6,819	35,578	9,104

	Year ended 31 December		Six months ended 30 June (unaudited)		Three months ended 30 September (unaudited)	
	2004	2003*	2005	2004	2005	2004
			(€'000)			
Operating Expenses						
Interest expense	13,663	—	25,495	1,808	14,876	4,512
Loss on foreign currency translation	613	—	1,159	50	314	230
Property operating expenses	33	—	1,202	—	917	—
Other operating expenses	3,403	759	4,100	1,175	2,529	1,179
Total operating expenses	17,712	759	31,956	3,033	18,636	5,921
Profit on ordinary activities before taxation	12,031	—	13,502	3,786	16,942	3,183
Taxation expense	—	—	287	—	590	—
Net profit (loss)	12,031	(98)	13,215	3,786	16,352	3,183
Earnings Per Ordinary Share						
Basic	0.79	(0.01)	0.71	0.32	0.68	0.17
Diluted	0.78	(0.01)	0.69	0.32	0.65	0.17
Weighted Average Shares Outstanding						
Basic	15,214,818	11,857,670	18,529,515	11,930,263	24,209,670	18,463,670
Diluted	15,495,783	11,857,670	19,253,965	11,955,615	25,046,485	18,943,733

Note:

* period from 8 August 2003 (formation date) to 31 December 2003.

Balance Sheet Data

	As of		As of	
	30 June 2005 (unaudited)	31 December 2004	30 September 2005 (unaudited)	30 September 2004 (unaudited)
	(€'000)			
Asset backed securities (includes cash to be invested)	923,682	796,522	1,143,354	693,713
Asset backed securities pledged under repurchase agreements	289,703	467,962	60,398	164,479
Real estate loans	33,170	21,938	63,328	—
Real estate loans pledged under repurchase agreements	14,069	—	36,304	—
Investment properties	319,451	318,514	398,042	—
Real estate fund units	—	—	181,992	—
Cash and cash equivalents	87,650	10,293	17,500	1,619
Restricted cash	1,769	2,812	1,879	2,273
Other assets	12,918	9,578	24,937	6,877
Total assets	1,682,412	1,627,619	1,927,734	868,961
Debt obligations	1,337,339	1,154,310	1,550,281	654,027
Other liabilities	53,207	266,887	71,214	11,617
Minority interest	2	2	2	2
Shareholders' equity	291,864	206,420	306,237	203,215

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data

	As of		As of	
	30 June 2005 (unaudited)	31 December 2004	30 September 2005 (unaudited)	30 September 2004 (unaudited)
	(€'000)			
Weighted average asset yield	4.09%	4.18%	4.06%(2)	4.25%
Weighted average liability cost	2.65%	2.73%	2.72%	2.68
Weighted average net spread	1.44%	1.45%	1.34%	1.57%
Weighted average credit rating	BBB+(1)	BBB+(1)	BBB+(1)	BBB+(1)
Percentage investment grade	89%	93%	92%	88%
Number of securities	92%	85%	106%	67%

Note:

(1) Publicly rated securities only

(2) Includes assets and liabilities referenced under a total return swap

(3) Excludes short-term investments with a maturity of less than 3 months and rated A-1+ by Standard & Poors and P-1 by Moody's

Consolidated results for the year ended 31 December 2004 compared with the period from incorporation on 8 August 2003 to 31 December 2003

The Company commenced operations on 21 October 2003, and therefore the results for 2003 do not represent a full year. Total income for 2003 was €0.7 million compared to €29.7 million for all of 2004. Total income for 2003 principally comprised gains on a securities portfolio contract with Morgan Stanley. The Company purchased these securities underlying this derivative style contract during the middle of 2004 and at that time realised additional gains of €4.1 million. Total income for 2004 also included interest income of €23.9 million from the Company's €1,286.4 million portfolio of interest bearing asset backed securities and loans. The Company also generated total gains of €1.4 million on disposals of approximately €40 million of asset backed securities in the last quarter of 2004. There were no securities disposals in 2003.

In addition to acquiring real estate and other asset backed securities and real estate related loans during 2004, the Company also completed its first sale-leaseback real estate transaction for €318.5 million. This investment allowed the Company to invest substantially the remainder of the capital raised in its June 2004 initial public offering. This sale-leaseback is a long-term investment and enables the Company to capitalise on attractive opportunities in European credit leased real estate investments. The transaction was not completed until the end of December and therefore had minimal impact on the 2004 results, contributing €0.3 million of rental income before financing costs and other related expenses.

Interest expense for 2004 amounted to €13.7 million and represented the costs of match funding the Company's securities and loans portfolio. The increase in other operating expenses from €0.8 million in 2003 (from 21 October 2003 to 31 December 2003) to €3.4 million for the full year 2004 was primarily due to the increased costs of operating as a listed company and the increased asset base and capital of the Company.

Despite credit spreads of European asset backed securities having reached historically tight levels by the end of 2004, the Company continued to find attractive opportunities to deploy capital at attractive risk adjusted returns. As at 31 December 2004, the Company's securities and loan portfolio (excluding short term investments) had an average credit rating of BBB+ and was yielding a net return after financing costs of 1.45%.

The Company's 2004 net profit after taxation was €12 million, or €0.78 per diluted share, compared to a net loss of €0.1 million for 2003, or €0.01 per diluted share.

Consolidated unaudited results for the six months ended 30 June 2005 compared with the six months ended 30 June 2004

Total income for the six months ended 30 June 2005 was €45.5 million compared to €6.8 million for the six months ended 30 June 2004. This increase in income was due to the Company owning assets generating substantially greater income during the six months ended 30 June 2005 as compared to assets held during the same period in 2004. Total income for the six months ended 30 June 2005 comprised interest income of €30.4 million, rental income of €12.7 million, realised gains on disposal of securities of €1.9 million and an increase in the fair value of investment properties of €0.5 million. Interest income was on half year-end securities, loans and cash (the usage of some of which is restricted by the terms of the CDO) of €1,350.0 million. By half

year-end, the securities and loans portfolio was yielding 4.09% Rental income was in line with expectations and represented the full six months rental contribution from the direct real estate portfolio acquired in December 2004. The Company also generated total gains of €1.9 million on disposals of approximately €87 million of securities during the half year.

Total income for the corresponding period in 2004 amounted to €6.8 million and included €2.8 million of interest income on substantially lower balance of interest-bearing securities and €4.0 million of unrealised gains (a combination of net interest income and mark to market gains on the reference assets) on the securities portfolio contract. There were no disposals of securities in the first six months of 2004. The Company had no direct real estate investments during the period and therefore no rental income was generated.

Interest expense for the six months ended 30 June 2005 amounted to €25.5 million and included the interest cost of a €246.5 million 8.3 year term loan with Hypo Real Estate International, entered into in December 2004, to finance the Initial Real Estate Portfolio. The interest rate on this loan is three month Euribor plus 1.18% After allowing for a matching term fixed rate interest rate swap on €210 million of the loan, the average cost of financing the Deutsche Bank Portfolio at the end of June 2005 was 4.56% The weighted average liability cost of debt financing of the Company's securities and loans portfolio as at 30 June 2005 was 2.65%, giving a net yield of 1.44% Interest expense for the half year ended 30 June 2004 amounted to €1.8 million reflecting substantially lower outstanding debt during the period as compared to the six months ended 30 June 2005. The weighted average financing cost at the end of June 2004 was 2.68%, giving a net yield of 1.42%.

The increase in property and other operating expenses from €1.2 million in the six months ended 30 June 2004 to €5.3 million in the six months ended 30 June 2005 was primarily due to the accrual of incentive fees, management fees charged on a larger capital base, non-recoverable service charge expenses relating to the Initial Real Estate Portfolio and the additional fees and costs associated with administering the Company as a listed company.

The Company's net profit after taxation for the six months ended 30 June 2005 was €13.2 million, or €0.69 per diluted share, compared to €3.8 million, or €0.32 per diluted share, for the six months ended 30 June 2004. The return on average invested capital during the six months ended 30 June 2005 was 12.8% compared to 6.2% during the six months ended 30 June 2004. Earnings for the six months ended 30 June 2005 were based on shareholders' equity and total assets of €291.9 million and €1,682.4 million, respectively, compared to significantly lower shareholders' equity of 196.4 million and total assets of €638.5 million at the end of June 2004.

Consolidated unaudited results for the three months ended 30 September 2005 compared with the three months ended 30 September 2004

Total income for the third quarter of 2005 was €35.6 million compared to €9.1 million for the third quarter of 2004. The significant increase in income was due to the Company owning assets generating substantially greater income during the three months ended 30 September 2005 as compared to the assets held during the same period in 2004. Third quarter 2005 total income comprised interest income of €17.0 million, rental income of €6.4 million on direct real estate acquired in December 2004 and on additional direct real estate investments made in August and September 2005, realised gains on disposal/redemption of securities of €0.4 million, a decrease in the fair value of investment properties of €0.1 million, €3.6 million from real estate fund units, a €7.1 million increase in the fair value of real estate fund units and a €0.7 million profit on the disposal of investment properties. By quarter-end, the securities and loans portfolio was yielding 4.6% Rental income was in line with expectations and represented the full quarter's rental contribution from the real estate portfolio. The Company also generated total gains of €0.4 million on disposals of approximately €152 million of securities during the quarter. During the quarter, the Company's investment in FIP generated interest income and fair value gains of €10.7 million in total. The Company also generated mark to market gains of €0.4 million from a single total return swap entered into in the quarter.

Total income for the corresponding period in 2004 amounted to €9.1 million and included €9.0 million of interest income on substantially lower balance of interest-bearing securities and €0.1 million of unrealised gains (a combination of net interest income and mark to market gains on the reference assets) on the securities portfolio contract. There were no disposals of securities in the third quarter of 2004. The Company had no direct real estate investments during the quarter and therefore no rental income was generated.

Interest expense for the third quarter 2005 amounted to €14.9 million on quarter end debt obligations of €1.55 billion and included the interest cost of a €246.5 million loan with Hypo Real Estate International, entered into in December 2004, to finance the Deutsche Bank real estate portfolio. The interest rate on this loan is three

month Euribor plus 1.18% After allowing for a matching term fixed rate interest rate swap on €210 million of the loan, the average cost of financing this investment at the end of September 2005 was 4.65% During the quarter, the Company financed its Belfry Portfolio with a 10 year loan at the 10 year swap rate plus a margin of 1.4% and financed its Bastion Portfolio with a 7 year loan at Euribor plus 1.2% Its purchase of the FIP units was financed with a 13 year loan at Euribor plus 1.95% At the quarter end, the weighted average liability cost of the debt financing the Company's securities and loans portfolio was 2.72%, giving a net yield of 1.34% Interest expense for the three months ended 30 September 2004 amounted to €4.5 million on quarter end debt obligations of €654 million. The weighted average financing cost at the end of September 2004 was 2.68%, reflecting the lower cost short-term repo financing of the investment portfolio at that time, giving a net yield of 1.57%.

The increase in property and other operating expenses from €1.2 million in the third quarter 2004 to €3.4 million in the third quarter of 2005 was primarily due to the accrual of incentive fees (no incentive fees had been accrued in 2004), management fees charged on a larger capital base and non-recoverable service charge expenses.

The Company's net profit after taxation for the third quarter of 2005 was €16.4 million, or €0.65 per diluted share, compared to €3.2 million, or €0.17 per diluted share, for the third quarter of 2004. The funds from operations ("FFO") return on average invested capital during the quarter was 12.5% Third quarter 2005 earnings were based on quarter-end shareholders' equity and total assets of €306 million and €1,928 million, respectively, compared to significantly lower shareholders' equity of €203 million and total assets of €867 million at the end of September 2004.

Liquidity and Capital Resources

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on its ability to obtain additional capital.

The Company's primary sources of funds consist of cash provided by operating activities, borrowings under loans and credit facilities and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next twelve months. The Company expects that its long-term liquidity requirements, specifically the repayment of its debt obligations, will be met through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed in the capital markets through the issuance of collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen, or if demand for such liabilities diminish, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDOs, including gains thereon, must be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company finances some of its securities and loans with short term repurchase agreements with a number of investment banks. As at 30 September 2005 (on an unaudited basis), the Company was financing €96.7 million of its securities and loan portfolio through repurchase agreements totalling €86.2 million. The Company entered into a term facility in July 2005 which has been used to refinance a significant part of the portfolio previously financed through short term repos, as well as providing term financing for additional securities and loans (See "Financing Strategy and Match-Funded Discipline" in Part II of this Prospectus).

The Company financed the Deutsche Bank Portfolio with a €246.5 million facility. The Portfolio is primarily leased to credit tenants with medium-term to long-term leases and is therefore also expected to generate generally stable current cash flows. In addition, in the third quarter, the Company entered into a €56.2 million term facility and a €26.5 million term facility to finance the purchase of the Belfry Portfolio and Bastion Portfolio respectively.

In addition, the Company expects the Dresdner Portfolio to be leveraged at approximately 75%. The Company is currently negotiating the definitive terms of the loan facility with a group of financial institutions including Deutsche Bank, which is one of the Joint Bookrunners of the Offer. Like the Deutsche Bank Portfolio, income generated from the Dresdner Portfolio is expected to be stable as approximately 80% (by rental income) of the portfolio is to be leased to Dresdner for an average lease term of 8.5 years.

The Company's real estate financing is more particularly described under "Real Estate Financing" in Part II above and in note 11.2 to the unaudited financial results for the three months ended 30 September 2005 included in this Prospectus.

The Company has in place with Deutsche Bank AG, London a revolving credit facility of €50 million, to provide temporary working capital. This facility is described in more detail in paragraph 7.12 of Part VI of this Prospectus.

Interest Rate Risk

The Company's primary interest rate exposure relates to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk of having to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of 30 September 2005 (on an unaudited basis), a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €0.9 million per annum.

Foreign Currency Risk

The Company's primary foreign currency exchange rate exposure relates to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non-euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net sterling equity investment.

In connection with the Company's purchase of its asset backed securities and real estate related loans, the foreign currency risk is hedged through forward foreign currency exchange contracts.

Prospects

The Company's ability to increase earnings and dividends largely depends upon its ability to raise and invest capital at attractive levels. The Company's financial performance since 31 December 2004 has been satisfactory and the markets for the Company's target investments have been robust and deal flow has been and continues, to be strong. Accordingly, the Directors believe that the Company's financial performance was satisfactory for the last quarter of 2005 and will continue to be satisfactory for at least the rest of the current quarter. Based on expected growth in the European ABS market, which has been growing consistently in recent years on an annual basis, on the pipeline for European real estate loans and credit leased real estate investments and on the Company's key competitive strengths, the Directors believe that the Company is currently in a position to capitalise on market opportunities and, with the possible exception of the dividend for the three month period ended 31 March 2006 as discussed in the Summary of this Prospectus, to continue to be able to deliver stable dividends and attractive risk-adjusted returns.

PART IV

MANAGEMENT OF THE COMPANY

Management of the Company

The Board of Directors is responsible for the determination of the Company's investment objectives and policies as specified in this Prospectus and has responsibility for its activities. The Company has, however, appointed Fortress to be responsible for managing the Company and its portfolio of assets on a discretionary basis in accordance with the investment objectives and policies of the Company.

The Manager

Fortress is a global alternative investment and asset management firm with approximately U.S.$16 billion of equity capital currently under management[(1)]. Fortress was founded in 1998 by a group of senior professionals led by Wesley R. Edens. Today, the other principals of Fortress with responsibility for managing the Company include Messrs. Peter L. Briger, Jr., Robert I. Kauffman and Randal A. Nardone. Fortress has three alternative investment businesses: private equity, real estate securities and hedge funds. Fortress employs, together with its affiliates, over 400 people[(1)]. Fortress is headquartered in New York City and its affiliates have offices in Dallas, Frankfurt, Geneva, Hong Kong, London, Rome, San Diego, Sydney and Toronto.

The Manager's principals have an average of more than 20 years of experience[(1)] in the fields of real-estate investment, asset-based investing and finance and risk management with respect to both dollar and non-dollar denominated investments. The founders of the Manager have been involved in the acquisition of over U.S.$39 billion of assets (of which U.S.$15 billion of such assets are in Europe)[(1)] and issues of over U.S.$20 billion of asset backed securities (of which U.S.$10 billion have been issued in Europe)[(1)].

Examples of the Manager's experience are as follows:

Newcastle

Fortress manages a number of entities that invest in real estate securities, including Newcastle Investment Corp., a New York Stock Exchange listed real estate investment and finance company, which qualifies as a real estate investment trust for U.S. federal tax purposes. Newcastle invests in U.S. real estate securities and other real estate related assets using a similar investment strategy and financing techniques to those of the Company. As of 23 January 2006, Newcastle had a market capitalisation of over U.S.$1.1 billion. Newcastle's total return to stockholders since its initial public offering in October 2002 through 23 January 2006 is approximately 155%[(1)].

As at 30 September 2005, Newcastle's investment portfolio totalled U.S.$5.6 billion[(1)] which consisted of U.S.$4.9 billion of real estate securities and real estate related loans and U.S.$695.5 million of residential[(1)] mortgage loans. As of fourth quarter 2005, Newcastle paid an annualised dividend of U.S.$2.50 per share (a 39% increase on the fourth quarter 2002 dividend (being the first period for which a dividend was paid following its initial public offering)) and has consistently generated returns on average invested common equity in the mid teens[(1)]. Since 1999 Newcastle has administered and acquired eight real estate securities portfolios which are all financed through CDOs[(1)].

In addition to its management activities in the United States, as a result of its private equity investments in Germany, the Manager also manages, through Gagfah Immobilien Management GmbH, a German residential real estate portfolio acquired in September 2004 of approximately €3.9 billion[(1)]. Fortress-managed funds also own a second significant German residential real estate portfolio through NILEG Immobilien Holding GmbH, which was acquired in September 2005 for approximately €1.6 billion[(1)].

Fortress-managed funds also currently own a 65% interest in a real estate company, Mapeley Limited[(1)], which is listed on the London Stock Exchange. Mapeley Limited currently manages around two million square metres of real estate in the United Kingdom with a value as at 30 September 2005 of approximately £1.4 billion[(2)].

(1) Source: Fortress Investment Group LLC

(2) Source: Mapeley Limited third quarter results announcement 28 October 2005

Further, through private equity investments in Italy, Fortress-managed funds have interests in two Italian loan servicing businesses (specialized in non performing loans), Italfondiario SpA and Castello Gestione Crediti Srl. The two companies are currently servicing loan portfolios with a face value of approximately €22 billion[(3)].

The Manager has appointed Fortress Investment Group (UK) Limited, a wholly-owned subsidiary of the Manager, to provide investment advice to the Manager including in relation to the Company.

The Manager's Resources

The Company relies on the facilities and resources of the Manager to conduct its day to day operations. The Company will have access to all of Fortress's infrastructure (operational and risk management systems) and resources as well as a dedicated team of professionals responsible for the day-to-day operations of the Company. The Directors also expect the long-standing close working relationships of the Manager with most market participants will afford the Company priority access to investments. The Manager is an investment adviser registered with the U.S. Securities and Exchange Commission pursuant to the Investment Advisers Act.

Conflicts

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in Target Investments. The Manager and its affiliates engage in a broad spectrum of investment activities that are independent from and which may, from time to time, conflict with the Company's. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or vehicle whose investment policies, guidelines or plan targets, as its primary investment category, investments in credit sensitive European real estate related securities it being understood that no such fund, company or vehicle shall be prohibited from investing in credit sensitive European real estate related securities. A number of investment vehicles managed or sponsored by the Manager or its investment advisory affiliates have investment objectives which overlap, in part, with the Company's investment objectives. The Company will therefore face a number of conflicts of interest with the Manager and its affiliates with respect to the allocation of investment opportunities.

The Manager does not manage any vehicle which invests primarily in credit sensitive European real estate related securities other than the Company.

If and when other vehicles managed by the Manager intend to invest in Target Investments, the Manager will use its best judgment and act in a manner which it considers fair and reasonable in allocating investment opportunities, with the decision to allocate any particular investment opportunity being within the Manager's discretion. It is possible, therefore, that the Company will not have the opportunity to participate in investments made by such other investment vehicles which fall within the Company's investment objectives. If it is determined that it would be appropriate for the Company and one or more other investment vehicles managed by the Manager to participate in the same investment opportunity, the Manager will seek to allocate participation levels on an appropriate basis, taking into account such factors as the relative amounts of capital available for new investments, relative exposure to market trends and the size, liquidity, financeability and anticipated term of the proposed investment.

Certain Principals of Fortress and its affiliates

The following sets out certain information with respect to the key principals of the Manager involved in managing the Company's business. These four principals of the Manager effectively serve as the Company's management and are responsible for the day to day management of the Company.

Peter L. Briger, Jr. has been a principal and a shareholder of Fortress since June 2002. Mr Briger is responsible for the operations and management of Fortress' Special Opportunities business. Prior to joining Fortress, Mr Briger spent 15 years at Goldman Sachs & Co., where he became a partner in 1996. Over the course of his career at Goldman Sachs, he held the positions of co-head of the Whole Loan Sales and Trading business, co-head of the Fixed Income Principal Investments Group, co-head of the Asian Distressed Debt business, co-head of the Goldman Sachs Special Opportunities (Asia) Fund LLC and co-head of the Asian Real Estate Private Equity business. In addition, he was a member of the Goldman Sachs Global Control and Compliance Committee, a member of the Goldman Sachs Asian Management Committee, and a member of the Goldman

(3) Source: Fortress Investment Group LLC

Sachs Japan Executive Committee. Mr Briger received a BA from Princeton University and an MBA from Wharton.

Wesley R. Edens has been a principal and the chairman of Fortress since co-founding the firm in 1998. Mr Edens is responsible for the operations and management of Fortress's private equity business and is the chairman and chief executive officer of both Newcastle and Global Signal Inc. and chairman of Mapeley Limited as well as serving on the boards of Brookdale Living Communities Inc. Green Tree Inc and Italfondiario SpA. He has been a director of the Company since August 2003. He has been involved in the acquisition of over U.S.$13 billion of assets in Europe. Prior to forming Fortress, Mr Edens was head of Global Principal Finance at UBS Securities LLC from May 1997 to May 1998, and, prior to that, he was a partner and managing director of BlackRock Financial Management Inc. where he headed BlackRock Asset Investors and arranged in 1998 the acquisition and management of a £1.7 billion sale/leaseback privatisation of residential properties with the Ministry of Defence in the UK which was finally sold in 1999[(4)]. In addition, Mr Edens was formerly a partner and managing director of Lehman Brothers. Mr Edens received a BS in Business Administration from Oregon State University.

Robert I. Kauffman has been a principal and a shareholder of Fortress since co-founding the firm in 1998. Mr Kauffman is responsible for the operations and management of Fortress's European investment business. Mr. Kauffman also serves as the chairman of Italfondiario SpA and of the supervisory boards of Gagfah Immobilien Management GmbH and NILEG Immobilien Holding GmbH. Prior to joining Fortress, Mr Kauffman was a managing director of UBS from May 1997 to May 1998, and, prior to that, was a principal of BlackRock Financial Management Inc. Mr Kauffman was with Lehman Brothers from 1986 to 1994 and served as executive director of Lehman Brothers International in London beginning in 1992. Mr Kauffman received a BS in Business Administration from Northeastern University.

Randal A. Nardone has been a principal and a shareholder of Fortress since co-founding the firm in 1998. Mr Nardone oversees Fortress's structured finance and legal matters. Prior to joining Fortress, Mr Nardone was a managing director of UBS from May 1997 to May 1998 and, prior to that, was a principal of BlackRock Financial Management Inc and a managing director of BAI. In addition, Mr Nardone was a partner and a member of the Executive Committee of the law firm of Thacher Proffitt & Wood LLP, which he joined in 1980, and ran the structured finance group starting in 1993. Mr Nardone received a BA in English and Biology from the University of Connecticut and a JD from the Boston University School of Law.

Pursuant to the terms of the Management Agreement, the Manager is required to provide a dedicated management team which shall have, as their primary responsibility, the management of the Company and shall devote such of their time to the management of the Company as the Board of Directors reasonably deems necessary and appropriate, commensurate with the Company's level of activity from time to time.

As referred to above, pursuant to an investment advisory agreement, Fortress Investment Group (UK) Limited supplies the Manager with dedicated investment advice and credit monitoring services. Its key personnel are as follows:

Stephen Charlton joined Fortress Investment Group (UK) Ltd ("FIG UK") in August 2004 and is employed by FIG UK as Eurocastle's Chief Financial Officer. Mr Charlton was previously with Gordian Knot Limited where he spent 10 years as its Chief Financial Officer. While he was at Gordian Knot he was part of the management team responsible for creating, and then managing, Sigma Finance Corporation, a limited purpose finance company with total investment grade assets of U.S.$33 billion[(4)]. From 1989 to 1994 Mr Charlton was Finance Director of Sterling Trust plc, a listed financial services group. Mr Charlton started his career in London with Price Waterhouse where he qualified as a chartered accountant. He received a BA degree in Economics and Business Finance from Lancaster University.

Bruce Snider joined Fortress in April 2005 as Managing Director of Fortress Investment Group (UK) Ltd. Mr Snider was previously at UBS Principal Finance where he headed the Principal Finance business in Europe and chaired the Brooklands Committee. Prior to joining UBS, Mr Snider managed the Asset Backed Securitisation and Principal Finance businesses of Greenwich NatWest in Europe. Mr Snider began his Wall Street career in 1985 at Kidder Peabody in the Mortgage Department on the whole loan trading desk. Mr Snider graduated from Princeton University in 1983.

Dr Jan Striesow has been Senior Credit Officer of Fortress Investment Group (UK) Ltd since the beginning of 2004 and is responsible for providing credit advice to the Manager. Dr Striesow was previously Head of Credit

---

(4) Source: Fortress Investment Group LLC

Investments at Hamburgische Landesbank and was responsible for a portfolio in excess of €20 billion[5]. Dr Striesow had been at Hamburgische Landesbank since 1977. Mr Striesow received an MA from the University of Cambridge and a PhD from the University of Hamburg.

Manager's Fees and Incentive Compensation

Management Fee

Under the terms of the Management Agreement, the Manager is entitled to receive from the Company an annual management fee of 1.5% of the gross equity of the Company (but which, for the avoidance of doubt, refers to the equity capital of the Company after deduction of costs incurred in connection with raising such capital), calculated and payable monthly in arrear. The annual management fee payable under the Management Agreement is offset by any amount the Manager receives by way of fees from Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, Eurocastle CDO IV, Eurocastle Funding and any subsequent SPV, pursuant to any management agreement between the Manager and an SPV. Further details are set out in Part VI of this Prospectus. The Manager uses proceeds from its management fee in part to pay compensation to its officers and employees.

The Management Agreement may be terminated by the Company upon expiration of the initial term of 10 years, or on each three year anniversary thereof in certain circumstances if a majority of the holders of Shares agree, by vote, that there has been unsatisfactory performance that is materially detrimental to the Company. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the 12 consecutive calendar months immediately preceding the termination. If the Management Agreement is terminated by the Company for gross negligence or wilful violation on the part of the Manager ("cause"), no termination fee is payable.

Incentive Compensation

The Manager is entitled to receive annual incentive compensation pursuant to the terms of the Management Agreement with the Company. The purpose of the incentive compensation is to provide an additional incentive for the Manager to achieve targeted Funds From Operations and to increase the Company's shareholder value. This incentive compensation, which is calculated on a cumulative, but not compounding, basis (and which is not subject to clawback) is an amount equal to the product of:

(A) 25% of the Euro amount by which:

(1) Cumulative Funds From Operations before the incentive compensation per Share exceed

(2) an amount equal to (a) the weighted average of the price per Share in any offerings by the Company (adjusted for prior capital dividends and capital distributions) multiplied by (b) a simple interest rate of 8% per annum

multiplied by

(B) the weighted average number of Shares outstanding (as determined on a cumulative basis).

Upon any termination of the Management Agreement by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above.

The Board of Directors may request that the Manager accept all or a portion of its incentive compensation in Shares, and the Manager may elect, in its discretion, to accept such payment in the form of Shares, subject to limitations that may be imposed by any applicable laws or regulations.

(5) Source: Fortress Investment Group LLC

Reimbursement of Expenses

Because employees of the Manager or its affiliates perform certain legal, accounting, due diligence and other services that outside professionals or outside consultants otherwise would perform, the Manager will be paid or reimbursed for the cost of performing such services in addition to its management fee and incentive compensation, provided that such costs and reimbursements are no greater than those which would be paid to outside professionals or consultants on an arm's-length basis. Thus far, the Manager has borne costs it is entitled to have reimbursed by the Company, however, it expects to charge such costs to the Company in the future. In addition, insofar as the Company bears asset management (including property management) costs relating to its investments, the Manager or its affiliates will be reimbursed for any expenses incurred in contracting with third parties, including third parties who are affiliates of the Manager, for the asset management of the Company's investments.

The expenses required to be paid by the Company include, but are not limited to, issuance and transaction costs incidental to the acquisition, disposition and financing of investments, legal and auditing fees and expenses, the compensation and expenses of the Company's directors, the costs associated with the establishment and maintenance of any credit facilities and other indebtedness of the Company (including commitment fees, legal fees, closing costs, etc.), expenses associated with other securities offerings of the Company, the costs of printing and mailing circulars and reports to its Shareholders, costs incurred by employees of the Manager for travel on the Company's behalf, costs associated with any computer software or hardware that is used by the Company, costs to obtain liability insurance to indemnify the Company's directors and officers and the compensation and expenses of its transfer agent and administrator. Such management expenses may be charged to capital but only to the extent that they directly relate to the raising of new capital. The Manager is responsible for all costs incidental to the performance of its and its affiliates' duties under the Management Agreement, including compensation of its and its affiliates' employees, rent for facilities and other overhead expenses.

Manager's Options

The Company has granted options to the Manager representing the right to acquire 10% of (i) the number of Shares offered and sold in its private offering in October 2003 at an exercise price per Share of €1.00 (before consolidation of the Shares of the Company on 13 June 2004) which was equivalent to an exercise price per Share of €10 after consolidation; (ii) the number of Shares offered and sold in its initial public offering in June 2004 at an exercise price per Share of €12.00 (which was the offer price for that offering); (iii) the number of Shares offered and sold in its repeat offering in June 2005 at an exercise price of €17.25 per Share (which was the offer price for that offering) and (iv) the number of Offer Shares offered and sold at an exercise price per share equal to the Offer Price (subject to adjustment if the Over-allotment Option is exercised). The Company agreed the principal terms of the Fortress Funds' proposed equity investment in December 2005. At the same time, it granted a further option to the Manager (the "Further Option") representing the right to acquire 10% of the aggregate of: (a) the number of Investment Shares issued to the Fortress Funds and (b) the number of Shares which are the subject of any option granted to the Fortress Funds on closing of the Dresdner Acquisition, at an exercise price per share of €18.00. The Options (other than the Further Option) are fully vested and immediately exercisable on the date of grant. The Further Option is fully vested but exercisable only in the event of the issue of the Investment Shares to the Fortress Funds and expires automatically if the Investment Shares are not issued to the Fortress Funds in accordance with, or upon termination of, the Investment Agreement. The Options will remain exercisable until 21 October 2013, 25 June 2014, 15 June 2015, 30 January 2016 and, in the case of the Further Option, the tenth anniversary of the date of grant. The Options were and are being granted in connection with the Manager's work related to the Company's offerings and provide an additional incentive for the Manager to enhance the value of the Company's Shares. The Options granted to the Manager form part of a "tandem award" where the Company may grant awards to the employees of the Manager. If the employees of the Manager exercise their options, the Manager's Options will no longer be exercisable to the extent exercised by the employee. The Manager's Options have been granted, and any tandem awards will be granted, under the Eurocastle Non-Qualified Share Option Plan adopted on 31 December 2003 (the "Plan"). As at the date of this Prospectus, no tandem options have been granted.

Share-based payments are accounted for based on their fair value on the grant date in accordance with the provisions of IFRS 2, Share-Based Payment. Share options granted in 2003 and 2004, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, have therefore been accounted for at the fair value on grant date. The fair values of such Options at the date of grant have been debited to equity as the costs of issuance of Shares with corresponding increases in other reserve.

Eligibility

The Manager and each employee of the Manager who is performing services for the Company and each officer, employee, consultant or adviser of the Company or any parent affiliate or subsidiary of the Company are eligible for awards under the Plan.

Awards

Initially, awards under the Plan will be granted by the Board although it is intended that, if and when the Board is of sufficient size, awards will be made by a committee comprising a majority of independent directors of the Board of Directors. The Board or the committee, as applicable, may grant awards singularly, in tandem or in combination with other awards.

The awards which may be granted under the Plan are:

- share options, which are rights to acquire a specified number of Shares at an option price during a specified time as the Board determines. The share option will lapse on the tenth anniversary of its date of grant unless otherwise determined by the Board at the date of grant or in an award agreement. The option price will be fixed at the time of grant and will be the closing price of a Share of the Company on the principal stock exchange on which the Shares are trading;
- share appreciation rights, which are rights to receive, upon surrender of the rights, an amount payable in cash and/or in Shares under such terms and conditions as the Board may determine. The amount payable in cash and/or Shares with respect to each right will be equal to the percentage of the amount by which the fair market value of a Share on the exercise date exceeds the fair market value of a Share on the date of grant. The applicable percentage will be established by the Board;
- performance awards based on such conditions as the Board deem appropriate. The Performance awards may be contingent upon the performance of the Company's or the individual's performance. Performance awards may be in the form of performance units, performance shares and such other performance awards as the Board may determine.

The Board may amend the Plan. The participant's consent is required if the amendment adversely affects the rights of a participant.

As at 20 January 2006, Fortress' principals and employees owned approximately 8% of the issued equity capital of the Company (and, assuming the exercise of their options to purchase shares of the Company, approximately 16% of the then issued share capital). In addition, certain funds managed by the Manager on behalf of third party investors owned approximately 12% of the Company's issued share capital as at 20 January 2006.

Code of Business Conduct and Ethics

The Manager has a code of business conduct and ethics governing matters such as conflicts of interest, insider trading and fair dealing. The code applies to all of the Manager's employees and sets out procedures for reporting violations and the consequences of non-compliance.

The Administrator

The Company entered into an Administration Agreement with International Administration (Guernsey) Limited ("IAG") on 30 September 2005, under which IAG provides administrative and corporate secretarial services for the Company.

Established in early 2000, IAG is a subsidiary of IAG Holdings Limited, a company registered in Guernsey. IAG's management has over 30 years' experience in offshore fund administration, mostly gained at Guernsey's largest fund administrator. IAG is licensed by the Guernsey Financial Services Commission to carry on its offshore fund administration business.

Fees of IAG

IAG is entitled to receive from the Company a fee calculated as one quarter of the following percentages of the net asset value of the Company as at the end of each calendar quarter.

- 0.075% on the first €50 million;
- 0.05% on the balance in excess of €50 million;
- Subject to a minimum fee of €55,000 per annum.

This fee is calculated and payable in arrears.

Directors

All of the Directors of the Company, other than Wesley R. Edens, are independent of the Manager. The Directors, all of whom are non-executive and do not have service contracts, are as follows:

Wesley R. Edens was born in the United States of America in 1961. His biography is set out above under "Certain Principals of Fortress and its affiliates". Wesley R. Edens was appointed as a Director of the Company on 1 August 2003.

Keith Dorrian was born in Guernsey in 1946 and has over 30 years' experience in the offshore finance industry. In 1973, he joined Manufacturers Hanover Bank (Guernsey) Limited where, amongst other things, he was involved in a local residential mortgage programme. He moved to First National Bank of Chicago (Channel Islands) Limited in 1984, where, amongst other things he was involved in commercial real estate lending in the Netherlands. In 1989 he joined ANZ Bank (Guernsey) Limited where as a director of the bank and fund management company (ANZ Management Company (Guernsey) Limited), he was closely involved in the banking and fund management services of the ANZ group, including residential lending in Guernsey. He took up the position of Manager Corporate Clients in Bank of Bermuda (Guernsey) Limited in 1999 and was appointed Head of Global Fund Services and Managing Director of Management International (Guernsey) Limited, the bank's fund administration company, in 2001 and retired on 31 December 2003. During this time, Mr Dorrian was involved in the credit approval process for local real-estate backed lending.

He is currently a non-executive director of a number of fund and fund management companies and holds the Institute of Directors Diploma in Company Direction. He was appointed as a Director of the Company on 1 August 2003.

Paolo Giorgio Bassi was born in Ferrara, Italy in 1950. He was a consultant and later a partner in the Boston based MAC Group between 1978 and 1992, during which time he handled the strategic and financial aspects of mergers, acquisitions and divestments in France, Italy and the United States. He was closely involved in acquisition processes involving Fiat, Olivetti and Carrefour. In addition, Mr Bassi has held a number of directorships, including of Banco Popolare de Milano between 1997 and 2001 (including five years as chief executive officer), during which time he was also chief executive officer of their principal real estate fund. He was chief executive officer of Centrobanca SpA and Italfondiario SpA up to 2002, both of which specialised in the financing of real estate projects within Europe. Mr Bassi is currently a member of the board of directors of Liguria Assicurazioni SpA and has advised Hines, a global real estate development group, and Zunino Group, an Italian real estate investment company. Since 2003, Mr Bassi has been serving as managing director of Sensi Group, an Italian real estate developer and investor. He is on the Board of Directors of Trace Tracker Innovation, Oslo, Norway and holds the position of Managing Director of P.A. Investments Luxemburg. He has studied sociology, physics and business administration in France and the United States and has been a professor of Economics and Organisation in the Faculty of Mathematics, Physics and Natural Sciences at the University of Milan since 1985. He was appointed as a Director of the Company on 11 June 2004.

Directors' Fees

The ordinary remuneration of the Directors for their services will be determined from time to time by the Directors but shall not exceed €100,000 each per annum or such higher amount as may be determined by an ordinary resolution of the Company. The Company may also reimburse any Director for such reasonable expenses as he may incur in connection with the performance of their duties as Directors of the Company.

The total aggregate remuneration due to the independent directors for the period ended 31 December 2005 was €60,000. Paolo Bassi and Keith Dorrian received 5,000 and 1,000 Shares respectively at the Company's annual general meeting in 2005 as a benefit in kind. Wesley R. Edens does not receive any remuneration from the Company.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments.

No amounts have been set aside or accrued by the Company to provide pension, retirement or similar benefits for any of the Directors.

Paolo Bassi holds 31,800 Shares and Keith Dorrian holds 2,000 Shares as at the date of this Prospectus. They will each be issued a further 5,000 Shares and 1,000 Shares respectively at the Company's annual general meeting in 2006 as part of their remuneration, subject to each being a director of the Company at that time.

For information on Wesley R. Edens' interest in the Company please refer to Section 6 of Part VI of this Prospectus.

PART V

THE OFFER

The Offer

The Company is offering 11,667,000 Offer Shares for subscription pursuant to the Offer at an Offer Price of €30.

The Offer is being made by means of an offer of Offer Shares to certain institutional and other sophisticated investors outside the United States and in the United States to accredited investors or qualified institutional buyers that in each case are also qualified purchasers. The Offer Shares are not being offered to and are not eligible for investment by any plan that is subject to Title I of ERISA or Section 4975 of the Code and any such plan that buys Offer Shares is subject to restrictions as provided in the Articles of Association and this Prospectus.

Assuming the Over-allotment Option and the Manager's Options are not exercised, the Offer will raise up to approximately €339 million of net proceeds for the Company (after deduction of underwriting commissions and other expenses payable by the Company in connection with the Offer) and will dilute each existing Shareholding prior to the Offer by 33% (so that a 1% Shareholding immediately prior to the Offer would represent a 0.67% shareholding immediately after the Offer). The net asset value of the Company will increase by the amount equal to the net proceeds of the Offer. Until such proceeds begin to be used for the purposes disclosed in this Prospectus, the Directors expect that the Offer will not be accretive to earnings.

For additional information on the options granted to the Manager see "Manager's Fees and Incentive Compensation — Manager's Options" in Part IV of this Prospectus.

The Joint Bookrunners and Co-Lead Managers determined the categories of institutional or other sophisticated investors that can participate in the Offer, and allocations of Shares under the Offer were determined by the Joint Bookrunners and Co-Lead Managers after receipt of indications of interest from prospective investors.

The Offer is fully underwritten, subject to the terms and conditions of the Underwriting Agreement. The Offer will lapse if the Underwriting Agreement is terminated in accordance with its terms prior to Admission of the Offer Shares and any moneys received in respect of the Offer will be returned to applicants without interest.

All Offer Shares issued pursuant to the Offer will be issued, payable in full, in cash at the Offer Price.

Immediately following Admission of the Offer Shares, it is expected that at least 25% of the Company's issued Shares (before exercise of the Manager's Options) will be held in public hands whether or not the Over-allotment Shares are acquired pursuant to the Over-allotment Option.

Allocation and Pricing

All Offer Shares issued pursuant to the Offer will be issued at the Offer Price. The Offer Price and allocation of Offer Shares under the Offer have been determined by the Joint Bookrunners in consultation with the Company having regard to the outcome of the bookbuilding process.

Amongst the factors which were considered in determining the Offer Price were prevailing market conditions, the closing price of the Shares on the dealing day prior to pricing and the demand for Offer Shares in the bookbuilding.

Underwriting

Details of the Underwriting Agreement between the Company, the Directors, the Manager, the Listing Agents and the Underwriters named therein are set out in Part VI of this Prospectus.

Dealings

The Offer is subject to the satisfaction of the conditions set out in the Underwriting Agreement. These conditions include the absence of any breach of representation or warranty in the Underwriting Agreement and Admission of the Offer Shares occurring by 8.00 a.m. (Dutch Time) on 3 February 2006.

Application has been made for the Offer Shares to be issued pursuant to the Offer to be admitted to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities. It is expected that Admission of the Offer Shares will become effective and that dealings in Shares will commence on 1 February 2006.

Dealings in Offer Shares in advance of the crediting of the relevant CREST UK stock account or the despatch of the relevant share certificate shall be at the risk of the person concerned.

Settlement

Temporary documents of title will not be issued pending the despatch by post of definitive certificates in respect of Offer Shares in certificated form which is expected to take place on 1 February 2006 (or as soon as practicable thereafter). Pending the despatch of such certificates, transfers will be certified against the register.

CREST UK/EUROCLEAR NETHERLANDS

The Shares will be in registered form and, subject to the ERISA and Investment Company Act considerations set out in Part VIII of this Prospectus, will be eligible for settlement through CREST UK. Investors may hold Shares either directly in CREST UK or indirectly through Euroclear Netherlands participants. Under the Offer, the Offer Shares allocated will be issued to successful applicants directly through CREST UK or indirectly through Euroclear Netherlands participants.

The Company will arrange for Capita IRG plc to be instructed on 1 February 2006 to credit the appropriate CRESTCo accounts of the subscribers concerned or their nominees with their respective entitlements to Offer Shares. The names of subscribers or their nominees that invest through their CRESTCo account will be entered directly on to the share register of the Company. Investors who hold Shares indirectly in CREST UK through Euroclear Netherlands participants may incur higher custody charges for their Shares than if such Shares were held directly in CREST UK. Also, as a result of the Company being incorporated in Guernsey, investors may incur higher transaction or brokerage costs when dealing with Shares. Investors should be aware that Offer Shares delivered in certificated form are likely to incur, on an on-going basis, higher dealing costs than those in respect of Offer Shares held in CRESTCo accounts. Offer Shares initially issued in certificated form may subsequently be deposited into CRESTCo accounts in accordance with normal CREST UK procedures subject to the ERISA and Investment Company Act Considerations set out in Part VIII of this Prospectus.

Offer Shares settled through CREST UK are subject to the restrictions on transfer set out in Part VIII of this Prospectus.

Stabilisation and Over-allotment

In connection with the Offer, Morgan Stanley & Co. International Limited, as stabilising manager, or any of its agents may to the extent permitted by applicable law at its discretion over-allot or effect transactions with a view to supporting the market price of the Shares at a level higher than that which might otherwise prevail in the open market. Morgan Stanley & Co. International Limited is not required to enter into such transactions and such transactions may be effected on any securities market, over-the-counter market, stock exchange or otherwise. There can be no assurance that such transactions will be undertaken. If they are undertaken they may be stopped at any time and may only be taken during the period from 27 January 2006 up to and including 26 February 2006. Except as required by law, Morgan Stanley & Co. International Limited does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Offer.

In connection with the Offer, the Company has granted Morgan Stanley & Co. International Limited on behalf of the Underwriters, an option (the "Over-allotment Option"), pursuant to which Morgan Stanley & Co. International Limited may require the Company to issue additional Shares of up to 10% of the aggregate number of Offer Shares available in the Offer (before any exercise of the Over-allotment Option) at the Offer Price to cover over-allotments, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions. The Over-allotment Option may be exercised, in whole or in part, at any time during the period commencing with the date of this Prospectus and ending 30 days after execution of the Underwriting Agreement.

The Over-allotment Shares made available pursuant to the Over-allotment Option will rank pari passu with the Shares, including for all dividends and other distributions declared, made or paid on the Shares after Admission of the Offer Shares and will form a single class for all purposes with all the other Shares.

Lock-up Arrangements

The Company has agreed in the Underwriting Agreement not to issue any Shares (other than Investment Shares and Shares issued pursuant to the Offer, the Over-allotment Option and the Manager's Options) for a period of 90 days from Admission of the Offer Shares (subject to certain exceptions, including where the Joint Bookrunners have given their consent to the issue or sale, as the case may be).

Costs and Expenses of the Offer

The costs and expenses of the Offer will be borne by the Company. The costs are expected to be approximately €11 million.

PART VI

ADDITIONAL INFORMATION

1 Incorporation and Share Capital

The Company is domiciled in Guernsey and was registered on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended), as a company limited by shares (registered number 41058) under the name of Eurocastle Investment Limited. The base currency of the Company is the euro. The Company was incorporated with, and as at 31 December 2004 it had, an authorised share capital consisting of an unlimited number of Shares of no par value each. On 21 October 2003, the Company issued 118,576,700 Shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004, the Shareholders resolved to consolidate the Shares and:

- to receive one Share in exchange for every ten Shares previously held by them; and
- to adopt new Articles of Association, the material terms of which are summarised below.

At its initial public offering in June 2004, the Company issued 6,600,000 Shares at €12.00 per Share and further issued 6,000 Shares, also at €12.00 per Share, to directors Paulo Bassi and Keith Dorrian. At its annual general meeting in April 2005, the Company issued an additional 6,000 Shares to Paulo Bassi and Keith Dorrian. In its June 2005 offering, the Company issued 5,740,000 Shares at €17.25 per Share.

As at the date of this Prospectus, the issued share capital of the Company (all of which is fully paid up) consists of 24,209,670 Shares and Options over 2,419,767 Shares.

There are no provisions of Guernsey law which confer rights of pre-emption upon the issue or sale of any class of Shares in the Company.

Save as disclosed in this Prospectus, no share or loan capital of the Company has been issued or agreed to be issued and no such capital of the Company is proposed to be issued or is under option or agreed conditionally or unconditionally to be put under option.

2 Memorandum

The Memorandum provides that the Company's principal object is to carry on business as an investment company.

The objects of the Company are set out in full in Clause 3 of the Memorandum which is available for inspection as stated at paragraph 10 of this Part VI.

3 Articles of Association

The following is a summary of the principal provisions of the Articles of Association of the Company insofar as they have not been described earlier in this Prospectus.

Capital Structure

Under the Articles, the Directors are given authority to effect the issue of further Shares of the same class and to create new classes of Shares, and have absolute discretion to accept or reject in whole or in part any application for Shares. All Shares of each class will rank *pari passu* unless otherwise provided when the Shares are offered for sale.

Variation of Class Rights and Alteration of Capital

Subject to the provisions of Guernsey law, all or any of the special rights for the time being attached to any class of shares issued may (unless otherwise provided by the terms of issue of the shares of that class or the Articles) from time to time (and notwithstanding that the Company may or may be about to be in liquidation) be varied or abrogated in such manner (if any) as may be provided by such rights or, in the absence of any such provision, either with the consent in writing of the holders of not less than three-quarters of the capital committed or agreed to be committed in respect of the issued shares of the class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of shares of the class duly convened and held as provided in these Articles, but so that the quorum at such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least one-third of the capital committed or agreed to be committed in respect of the issued shares of the class in question.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not (unless otherwise expressly provided by the terms of issue of the shares of that class) be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

Issue of Shares

Subject to the provisions of the Articles, the unissued shares shall be at the disposal of the Board which may allot, grant options over (including, without limitation, by way of granting phantom stock, stock appreciation rights or other similar rights) or otherwise dispose of them to such persons on such terms and conditions and at such times as the Board determines but so that the amount payable on application on each share shall be fixed by the Board. Shares do not carry any rights of pre-emption.

Classes of Shares

The rights attaching to the Shares are as follows:

(a) Voting Rights

Subject to any special rights or restrictions which may be attached to any class of share on a show of hands, every holder of Shares who (being an individual) is present in person or by a proxy shall have one vote and, on a poll, every holder present in person or by a proxy shall have one vote for every Share held.

(b) Dividends

Subject to the Companies (Guernsey) Law 1994 (as amended), and as hereinafter set out, the Directors of the Company may from time to time declare dividends on Shares out of the earnings of the Company available for distribution. Dividends will be paid to Shareholders pro rata to their Shareholdings and no dividend will be declared in excess of the amount recommended by the Directors. The Directors have the right to recommend the payment of dividends in respect of the Company at their discretion, provided that dividends will be payable only to the extent that they are justified by the position of the Company and any surplus derived from the sale or realisation of an investment held directly by the Company shall not be available for dividends. All unclaimed dividends may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. No dividend shall bear interest against the Company. Any dividend unclaimed after a period of 12 years from the date of declaration thereof will be forfeited and will revert to the Company and the payment by the Directors of any unclaimed dividend or other sum payable on or in respect of a Share into a separate account will not constitute the Company a trustee in respect thereof.

(c) Redemption

The Shares do not carry a right to redemption by Shareholders.

Transfer and Compulsory Transfer of Shares

Subject to any restrictions on transfers described below and in Part VIII of this Prospectus:

(a) Any Shareholder may transfer all or any of his uncertificated shares by means of a relevant system authorised by the Board in such manner provided for, and subject as provided, in any regulations issued for this purpose under the laws applicable to the Company or such as may otherwise from time to time be adopted by the Board on behalf of the Company and the rules of any relevant system and accordingly no provision of the Articles shall apply in respect of an uncertificated share to the extent that it requires or contemplates the effecting of a transfer by an instrument in writing or the production of a certificate for the shares to be transferred.

(b) Any Shareholder may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in any other form which the Board may approve, signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

(c) The Directors shall not be bound to register more than four persons as joint holders of any Share. In addition, the Articles allow the Directors to refuse to consent to a transfer by a Shareholder (a "Defaulting Shareholder") who, having been requested to do so by the Directors, fails to provide

certain information regarding the interests of other persons in the Shares held by the Defaulting Shareholder.

The Articles entitle the Directors to require the transfer of Shares by a Defaulting Shareholder.

The Directors may refuse to register a transfer of Shares in the circumstances set out in Part VIII of this Prospectus provided that such discretion may not be exercised in such a way as to prevent dealings in Shares taking place on an open and proper basis.

Directors

(a) Unless otherwise determined by the Board, the number of Directors shall be not less than two nor more than ten.

(b) The Directors shall not be required to hold any qualification shares. At the first annual general meeting and at each annual general meeting thereafter: (1) any Director who was elected or last re-elected a Director at or before the annual general meeting held in the third calendar year before the current year shall retire by rotation; and (2) such further Directors (if any) shall retire by rotation as would bring the number retiring by rotation up to one-third of the number of Directors in office at the date of the notice of the meeting (or, if their number is not a multiple of three, the number nearest to but not greater than one-third).

(c) The Directors (other than alternate Directors) shall be entitled to receive by way of fees for their services as Directors such sum as the Board may from time to time determine provided that the amount paid to any Director by way of fees shall not exceed €100,000 in any financial year, or such higher amount as may be determined from time to time by ordinary resolution of the Company. Any fees payable pursuant to the Articles shall be distinct from and shall not include any salary, remuneration for any executive office or other amounts payable to a Director pursuant to any other provisions of the Articles and shall accrue from day to day. The Directors shall be entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by them in or about the performance of their duties as Directors, including expenses incurred in attending meetings of the Board or any committee of the Board or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company. If by arrangement with the Board, any Director shall perform or render any special duties or services outside his ordinary duties as a Director, he may be paid such reasonable additional remuneration as the Board may determine.

(d) A Director may be a director, managing director, manager or other officer, employee or shareholder of any company in which the Company may be interested, which may be promoted by the Company or with which the Company has entered into any transaction, arrangement or agreement and no such Director shall be accountable to the Company for any remuneration or other benefits received thereby.

(e) A Director who to his knowledge is in any way directly or indirectly interested in a contract or arrangement or proposed contract or arrangement with the Company shall disclose the nature of his interest at a meeting of the Board.

(f) Subject to certain exceptions, a Director may not vote (or be counted in the quorum) in respect of any resolution of the Directors or committee of the Directors concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which (together with any interest of any person connected with him) is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company).

(g) Any Director may act by himself or his firm in a professional capacity for the Company, other than as auditor, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

(h) Any Director may continue to be or become a director, managing director, manager or other officer or member of any company promoted by the Company or in which the Company may be interested, and any such Director shall not be accountable to the Company for any remuneration or other benefits received by him as a director, managing director, manager or other officer or member of any such company.

(i) The Directors shall not be subject to a mandatory retirement age.

Borrowing Powers

The Directors may exercise all the powers of the Company to borrow money and hypothecate, mortgage, charge or pledge the assets, property and undertaking of the Company or any part thereof and to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

Disclosures of Beneficial Interests in Shares

(a) The Directors may serve notice on any Shareholder requiring that Shareholder to disclose to the Company the identity of any person (other than the Shareholder) who has an interest in the Shares held by the Shareholder and the nature of such interest. Any such notice shall require any information in response to such notice to be given within such reasonable time as the Directors may determine.

(b) If any Shareholder is in default in supplying to the Company the information required by the Company within the prescribed period (which is 28 days after service of the notice or 14 days if the shares concerned represent 0.25% or more in nominal value of the issued shares of the relevant class), the Directors in their absolute discretion may serve a direction notice on the Shareholder. The direction notice may direct that in respect of the shares in respect of which the default has occurred (the "Default Shares") and any other shares held by such Shareholder, such Shareholder shall not be entitled to vote in general meetings or class meetings. Where the Default Shares represent at least 0.25% of the Shares for the time being in issue, the direction notice may additionally direct that dividends on such Default Shares will be retained by the Company (without interest), and that no transfer of Default Shares (other than a transfer approved under the Articles) shall be registered until the default is rectified.

Report and Accounts

The annual report and accounts of the Company will be made for the 12 month (or such shorter) period ending 31 December in each year. Copies of the annual audited financial statements and the semi-annual unaudited interim reports will be made available for inspection at and may be obtained upon request from the registered office of the Company shortly thereafter.

Annual General Meeting

It is intended that the annual general meeting of the Company will normally be held in May of each year. The annual general meeting of the Company will be held in Guernsey or such other place as may be determined by the Board of Directors. Notices convening the general meeting in each year will be sent to Shareholders at their registered addresses or given by advertisement not later than 21 days before the date fixed for the meeting. Other general meetings may be convened from time to time by the Directors by sending notices to Shareholders at their registered addresses or by Shareholders requisitioning such meetings in accordance with Guernsey law, and may be held in Guernsey or elsewhere.

Winding Up

The Company may be voluntarily wound up at any time by special resolution. On a winding up, the surplus assets remaining after payment of all creditors, including the repayment of bank borrowings shall be divided amongst Shareholders pro rata, according to the rights attached to the Shares.

Untraceable Shareholders

The Company shall be entitled to sell at the best price reasonably obtainable the shares of a Shareholder or any shares to which a person is entitled by transmission on death or bankruptcy if and provided that:

(a) for a period of 12 years no cheque or warrant sent by the Company through the post in a pre-paid letter addressed to the Shareholder or to the person so entitled to the share at his address in the Register or otherwise the last known address given by the Shareholder or the person entitled by transmission to which cheques and warrants are to be sent has been cashed and no communication has been received by the Company from the Shareholder or the person so entitled provided that in any such period of 12 years the Company has paid at least three dividends whether interim or final;

(b) the Company has at the expiration of the said period of 12 years by advertisement in a newspaper circulating in the area in which the address referred to in sub-paragraph (a) above is located given notice of its intention to sell such shares;

(c) the Company has not during the period of three months after the date of the advertisement and prior to the exercise of the power of sale received any communication from the Shareholder or person so entitled; and

(d) if any part of the share capital of the Company is quoted on any stock exchange, the Company has given notice in writing to the quotations department of such stock exchange of its intention to sell such shares.

4 Dividend Reinvestment Plan

The Directors are considering implementing a dividend reinvestment plan whereby Shareholders may automatically reinvest their dividends in Shares. If such a plan is adopted, details of how to participate would be sent to all Shareholders.

5 Directors' Interests

No Directors have any convictions in relation to fraudulent offences. None of the Directors has been the subject of any official public incrimination or sanction by statutory or regulatory authorities (including designated professional bodies) and none of the Directors has ever been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs of any issuer.

Within the past 5 years, none of the Directors has been associated with any bankruptcy, receivership or liquidation while acting in the capacity of a member of an administrative, management or supervisory body or a senior manager.

There are no outstanding loans granted by the Company to Directors, nor are there any guarantees provided by the Company for the benefit of any Director.

No Director is subject to any conflict of interest between his duties to the Company and his private interests or other duties.

Over the five years preceding the date of this Prospectus, the Directors have held the following directorships (apart from their directorships of the Company) and/or partnerships:

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
Keith Dorrian	AB Alternative Strategies PCC Limited AB Asia Pacific Growth Fund Limited AB International Fund Limited AB Islamic Horizon Fund Limited Admiral Fund of Funds Limited Arab Bank Fund Managers (Guernsey) ACUS (Channel Islands) Limited Ashmore Management Company Limited Assetholder PCC Ltd Cardinal Fund of Funds Limited City Road Investment PCC Ltd. Eagle & Dominion Euro American Growth Fund Limited Eagle & Dominion Limited ELVEN Investments Limited Guernsey Training Agency Limited HCIF Index Sub Fund Limited Hermes Absolute Return Fund (Guernsey) Limited Hermes Commodities Investment Fund Helios Alternative Strategies Limited HSBC Global Absolute Limited Jade Asia Pacific Fund Inc. Jade (General Partner) Inc K A N Consulting Limited MasterCapital Fund Limited Montier High Alpha Fund of Funds Limited Montier High Alpha Closed End Fund	ANZ Bank (Guernsey) Limited ANZ Management Company (Guernsey) Limited Boyer Allan Japan Fund Inc. Boyer Allan Management Limited Boyer Allan Pacific Fund Inc. Dalton Capital (Guernsey) Limited Boyer Allan Management Limited Dalton General Partner Limited Delphi Global Fund Limited Finch Management and Marketing Limited Henderson Management Company (Guernsey) Limited HR Properties Limited Management International (Guernsey) Limited Port Fund Managers (Guernsey) Limited Second India Investment Fund BV Second India Investment Fund NV Limited The Finch Fund Limited The Finch Innovation Fund Limited The Sherpa Fund Limited

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
	of Funds Limited Montier Multi Strategy Closed End Fund of Funds Limited Montier Asset Management Limited Total Return Alternative Strategies Limited	
Paolo Bassi	Charta Srl Liguria Assicurazioni Spa Centrale Attività Finanziarie SpA Trace Tracker Innovation Liguria Vita Spa PA Investments S.A. Ialpetroli SpA (Gruppo Sens: Real Estate) Società Italiana Catene Calibrate Regina Spa	Italfondiario IMEC SpA Divina Srl Signet Armorlite MAC Merger Acquisition Company GTP Holding SpA Banca Popolare di Milano Selma Bipiemme Lab-Laboratorio di Impresa Spa Banca Akros SpA Centrobanca Spa Bipiemme Gestioni Sgr Banking Federation of the European Union Fondazione per L'Infanza Ronald McDonald Italia Onlus Navale Assicurazioni Spa Associazione Bancaria Italiana Dexia S.A. Societa Editrice Giornale del Popolo SA Newmed Spa Fondo Interbancario di Tutela del Depositi
Wesley R. Edens	Aircastle Advisor LLC Aircastle Investment Limited Alterra Healthcare Corporation Bailbo LLC Bai Liquidating LLC BC Holdings GP Ltd BC Holdings (UK) Limited BlackRock Fortress Liquidating LLC Brookdale Living Communities, Inc. Brookdale Senior Living Inc. Boxclever GP Acquisition Ltd. FCF UK Limited FEBC-ALT Holdings Inc. FIC BM LLC FIC GSA Mezzanine Borrower LLC FIC Houston LLC FIF III Holmar A Ltd. FIF III Holmar B Ltd. FIF III Holmar C Ltd. FIF III Holmar D Ltd. FIF III Holmar E Ltd. FIF III Liberty Acquisition LLC FIF III Liberty Holdings LLC FIF III MIJAC Holdings Limited FIF III MJATV Holdings Limited FIF III Star Holdco Ltd. FIF III Star LLC FIFPI GP LC FIG GP (Texas) LLC FIG HCRS LLC FIT Aero Iceland Ltd.	3020361 Nova Scotia Company 6027 LLC Aircastle Advisor (International) Limited Aircastle Bermuda Holding II Limited Aircastle Bermuda Holding III Limited Aircastle Bermuda Holding IV Limited Aircastle Bermuda Holding IX Limited Aircastle Bermuda Holding Limited Eurocastle Investment Limited Aircastle Bermuda Holding V Limited Aircastle Bermuda Holding VI Limited Aircastle Bermuda Holding VII Limited Aircastle Bermuda Holding VIII Limited Aircastle Bermuda Holding X Limited Aircastle Bermuda Holding XI Limited Aircastle Bermuda Holding XII Limited Aircastle Bermuda Securities Limited Aircastle Investment Holdings Limited Alfa Invest Sprl Ascend Residential Construction, Inc Ascend Residential Holdings, Inc Ascend Residential Mortgage, Inc

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
	FIT Aero Investments Ltd.	Ascend Residential Properties, Inc
	FIT Capital Trading LLC	Austin (Canada) Investment Company
	FIT CCRC LLC	Austin Holdings Corporation
	FIT CFN Holdings LLC	BC Holdings (UK) Limited
	FIT CP GP LLC	Beta Invest Sprl
	FIT CP Holdings LLC	Canadian Century Development Corporation
	FIT CP LLC	Centrum Invest Sprl
	FIT Cypress Homes LLC	FBZ Corp.
	FIT Cypress Village LLC	FEBC ALT Acquisition Inc.
	FIT DVI LLC	FIC Management Inc.
	FIT FHA Acquisition LLC	FIF ML Acquisition LLC
	FIT Foxwood Springs Homes LLC	FIF III Liberty Acquisition LLC
	FIT Foxwood Springs LLC	FIF ML Acquisition LLC
	FIT GSL LLC	FIT-ALT PROV LLC
	FIT HUD Acquisition LLC	FIT HUD Dogwood LLC
	FIT HUD Presidential LLC	FIT HUD IVY LLC
	FIR HUD Renaissance LLC	FIT HUD Northwesterly LLC
	FIT Kansas Christian LLC	FIT HUD R-CREST LLC
	FIT Mapeley Holdings Ltd.	FIT HUD Riverside LLC
	FIT Oklahoma Christian LLC LLC	FIT LTC HOLDINGS LLC
	FIT Patriot Heights GP Inc.	FIT NBA Barton Stone LLC
	FIT Patriot Heights LP	FIT NBA Lenoir LLC
	FIT Ramsey LLC	FIT Outsource LLC
	FIT REN Holdings GP Inc.	FIT PINN BL LLC
	FIT REN LLC	Fortress (Canada) Investment Company
	FIT REN Mirage Inn LP	Fortress East State Urban Renewal LLC
	FIT REN Nohl Ranch LP	Fortress West State Urban Renewal LLC
	FIT REN Oak Tree LP	Fortress Fund MM Inc.
	FIT REN Ocean House LP	Fortress GSA Missouri LLC
	FIT REN Pacific Inn LP	Fortress GSA San Diego Properties Holdings LLC
	FIT REN Park LP	Fortress IOFP Holdings, LLC
	FIT REN Paulin Creek LP	Fortress IOFP, LLC
	FIT REN The Gables LP	Fortress Residential Holdings LLC
	FIT REN The Lexington LP	Fortress Residential Holdings REO LLC
	FIT Robin Run GP, Inc.	Fortress Residential LLC
	FIT Robin Run LP	Fortress Residential REO LLC
	FIT Skyline LLC	Fortress TA 1, LLC
	FIT-ALT Investor LLC	Fortress TA Holdings, LLC
	Fortress Asset Trust	Fortress TA, LLC
	Fortress Brookdale Acquisition LLC	FRIT BPC Acquisition LLC
	Fortress Brookdale Investment Fund LLC	FRIT GC-GM Las Vegas LLC
	Fortress Canada Investment Corp.	FRIT GC-GM Acquisition LLC
	Fortress Capital Finance LLC	FRIT GC-GM Adrian LLC
	Fortress Cayman Holdings LLC	FRIT GC-GM Albuquerque LLC
	Fortress Cayman Partners LLC	FRIT GC-GM Dayton LLC
	Fortress CBO Holdings I Inc.	IEFFE Acquisition S.p.A.
	Fortress CBO Investments I Corp.	IVY TWR LLC
	Fortress CBO Investments I, Limited	Liberty Group Holdco Inc.
	Fortress CCRC Acquisition LLC	Liberty Group Operating Inc.
	Fortress Finance (Belgium) Sprl	Liberty Group Publishing Inc.
	Fortress GSA Aurora L.L.C.	Mapeley Columbus Holdings Limited
	Fortress GSA Burlington L.L.C.	Mapeley Steps Contractor Limited
	Fortress GSA Callowhill L.L.C.	Melodicum Sprl
	Fortress GSA Concord L.L.C.	NCS II LLC
	Fortress GSA E Street L.L.C.	NCS II LLC
	Fortress GSA Huntsville L.L.C.	Polytrophys Sprl
	Fortress GSA Kansas City LLC	PRT PSA LLC
	Fortress GSA Mortgage LLC	
	Fortress GSA Norfolk L.L.C.	
	Fortress GSA Parfet L.L.C.	
	Fortress GSA Properties Holdings LLC	

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
	Fortress GSA Properties LLC	RECONN, Inc.
	Fortress GSA Properties SPE, LLC	Seminole Sprl
	Fortress GSA Providence L.L.C.	SPM II, Inc.
	Fortress GSA Sacramento L.L.C.	Trealen Sprl
	Fortress GSA San Diego LLC	Univest International (Japan) LLC
	Fortress GSA Securities LLC	Univest International LLC
	Fortress GSA Securities SPE, LLC	
	Fortress GSA Suffolk L.L.C.	
	Fortress Houston GP LLC.	
	Fortress HQ LLC	
	Fortress IF Acquisition LLC	
	Fortress Investment Fund II LLC	
	Fortress Investment Group (UK) Ltd	
	Fortress Investment Group LLC	
	Fortress Investment Group U.L.C.	
	Fortress Investment Trust II	
	Fortress IOFP II, LLC	
	Fortress Oldcastle S.L.P. LLC	
	Fortress Pinnacle Investment Fund LLC	
	Fortress Principal Investment Group LLC	
	Fortress Principal Investment Holdings II LLC	
	Fortress Principal Investment Holdings III LLC	
	Fortress Principal Investment Holdings IV LLC	
	Fortress Principal Investment Holdings LLC	
	Fortress Registered Investment Trust	
	FRIT Capital Trading LLC	
	FRIT PINN LLC	
	GAG Acq. Ireland Limited	
	Global Signal Inc. (fka, Pinnacle Holdings Inc.) (pka, Pinnacle Merger Corp.)	
	GMZ Funding LLC	
	IGF Credit LLC	
	IMPAC Commercial Assets Corporation	
	Harbour Acquisition GP LLC	
	Ital FT Investment Holdings IV LLC	
	Ital FT Investment Holdings V LLC	
	Ital Investment Holdings I LLC	
	Ital Investment Holdings II LLC	
	Ital Investment Holdings III LLC	
	Ital SP Acquisition GP LLC	
	Ital Tre Investors L.P.	
	Italfondiario SpA (fka, Istituto Italiano di Credito Fondiario S.p.A.)	
	Karl S.A	
	Liberty Group Holdco Inc.	
	Liberty Group Operating Inc.	
	Liberty Group Publishing Inc.	
	LIV Holdings LLC	
	Mapeley Columbus Limited	
	Mapeley Columbus Holdings Limited	
	Mapeley Holding Company Limited	
	Mapeley HR Co. Limited	
	Mapeley Limited	
	Mapeley Steps Contractor Limited	

Name	Current Directorships/Partnerships	Previous Directorships/Partnerships
	Mapeley STEPS Holdings Limited Mapeley STEPS Limited Mapeley U.K. Co. Limited Monterrey Belgium S.A. NC Circle Holdings II LLC NC Circle Holdings LLC NCS I LLC Newcastle 2005-1 Asset-Backed Note LLC Newcastle CDO Holdings LLC Newcastle CDO I Corp. Newcastle CDO I, Limited Newcastle CDO II Corp. Newcastle CDO II HOLDINGS LLC Newcastle CDO II Limited Newcastle CDO III Corp. Newcastle CDO III Holdings LLC Newcastle CDO III, Limited Newcastle CDO IV Corp. Newcastle CDO IV Holdings LLC Newcastle CDO IV, Limited Newcastle CDO V Corp. Newcastle CDO V Holdings LLC Newcastle CDO V, Limited Newcastle CDO VI Corp. Newcastle CDO VI Holdings LLC Newcastle CDO VI, Limited Newcastle CDO VII Corp. Newcastle CDO VII Holdings LLC Newcastle CDO VII, Limited Newcastle Investment Corp. Newcastle Investment Holdings LLC Newcastle Mortgage Securities LLC Newcastle OPCO LLC NIC BR LLC NIC CNL LLC NIC CR LLC NIC CSR LLC NIC DBRepo LLC NIC GCMRepo LLC NIC GS LLC NIC GSE LLC NIC Holdings I LLC NIC NK LLC NIC TRS Holdings, Inc. NIH TRS Holdings, Inc. NLG Acquisition Holding SCA Oldcastle Opco, L.P. Paladin Asset Management LP Portland Acquisition I LLC RESG Acquisition Corp. RESG MIDL Corp. Shannon Health Care Realty, Inc. Shannon Health Properties, Inc. Shannon Property Management Inc. SP GP LLC Stelfort III Holdings (Cayman) Ltd. Titan Energy GP LLc Titan Energy Partners LP Titan Propane LLC	

6 Disclosure of Interests and Trading History of Shares

The interests of Directors in the Shares of the Company as at the date of this Prospectus and as they are expected to be immediately following the Offer are as follows:

Name	As at the date of this Prospectus	Following the Offer
Keith Dorrian	2,000	2,000
Paolo Bassi	31,800	31,800
Wesley R. Edens[(1)]	55,000	55,000

Note:

(1) Wesley R. Edens is one of the members of Fortress Principal Investment Holdings II LLC which is the registered holder of 1,005,000 Shares and as a result of this relationship Wesley R. Edens is interested in the Shares owned by this entity or in some of such Shares.

Except as set out above, none of the Directors, nor any persons connected with the Directors, have an interest in Shares or Options of the Company.

Save as disclosed below, the Directors are not aware of any person who, as at 27 January 2006 (being the latest practicable date prior to the date of this Prospectus), directly or indirectly is interested in 3% or more of the share capital of the Company. The Shares held by each person referred to below carry the same voting rights as all other Shares.

Name	No. of Shares	Percentage of Issued Share Capital Pre-Offer	Percentage of Issued Share Capital Post-Offer[(4)]
Nederlands Centraal Instituut voor Giraal Effectenverkeer[(5)]	10,457,155	43.19	29.15
The Bank of New York (Nominees) Ltd.	2,175,168	8.98	6.06
Drawbridge Special Opportunities Fund LP[(1)]	1,615,000	6.67	4.50
DB Special Opportunities Offshore	1,500,000	6.20	4.18
Private Equity Holding Eurocastle LLC	1,500,000	6.20	4.18
Fortress Principal Investment Holdings II LLC[(3)]	1,005,000	4.15	2.80
Drawbridge Global Macro Master Fund Ltd[(2)]	768,826	3.18	2.14

Notes:

(1) Drawbridge Special Opportunities Fund LP beneficially owns 1,615,000 Shares (6.67% of the Company). Of the 1,615,000 Shares, 1,215,000 Shares are registered in the name of Drawbridge Special Opportunities Fund LP. The rest are held through a nominee.

(2) Drawbridge Global Macro Master Fund Ltd. beneficially owns 768,826 Shares (3.18% of the Company). All these Shares are held through a nominee.

(3) Fortress Principal Investment Holdings beneficially owns 1,005,000 (4.18% of the Company). All of these shares are held through a nominee.

(4) Assuming such Shareholders do not purchase any Shares under the Offer.

(5) Nederlands Centraal Instituut voor Giraal Effectenverkeer is the Dutch central securities depositary (otherwise known as Euroclear Netherlands).

The Directors are not aware of any person who, as at the date of this Prospectus, directly or indirectly, jointly or severally, exercises control over the Company and are not aware of any arrangements, the operations of which may at a subsequent date result in a change of control of the Company.

The table below sets out the middle-market prices for the Shares on the first dealing day in each of the six months preceding the date of this Prospectus (and on 27 January 2006), as extracted from the Daily Official List of the London Stock Exchange (in the case of dates up to and including 1 December 2005) and as extracted from Euronext Amsterdam N.V.'s Daily Official List (Officiele Prijscourant) (in the case of the price on 3 January 2006 and 27 January 2006). It should be noted that trades in these securities were not necessarily transacted on these dealing days and that the figures shown below may therefore represent prices made on earlier trades. It should also be noted that not all trades will have been reported to the London Stock Exchange or Euronext Amsterdam.

Middle-market prices for Shares

Date	Price (€)
1 August 2005	18.68
1 September 2005	18.37
3 October 2005	18.63
1 November 2005	17.85
1 December 2005	18.10
3 January 2006	19.75
27 January 2006	29.75

7 Material Contracts

The following contracts (not being contracts entered into in the ordinary course of business) are contracts which have been entered into any member of the Group in the two years immediately prior to the date of this Prospectus, and which are or may be material or are contracts entered into by any member of the Group which contain any provisions under which any member of the Group has any obligation or entitlement which is or may be material to the Group at the date of this Prospectus:

7.1 Management Agreement

The Company is party to an amended and restated Management Agreement with Fortress Investment Group LLC, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of the Company's operations.

The Management Agreement provides that if Fortress acts as investment manager of any SPV, Fortress will be required to procure that the investment policy of the SPV conforms with the investment policies and guidelines of the Company.

The Company has agreed to indemnify the Manager and its affiliates and their members, managers, officers, directors, and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of such party not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties, performed in good faith under the Management Agreement. The Manager has agreed to indemnify the Company, the Company's Shareholders, Directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, managers, officers, directors and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Management Agreement. The Manager carries errors and omissions and other customary insurance.

The Management Agreement generally does not limit or restrict the Manager from engaging in any business or managing any other vehicle that invests generally in Target Investments. However, the terms of the Management Agreement prohibit the Manager and any entity controlled by or under common control with the Manager from raising or sponsoring any new investment fund, company or other pooled vehicle (that raises equity capital from outside sources) whose investment policies, guidelines or plan targets as its primary investment category investments in credit sensitive European real estate related securities it being understood that no such fund, company or pooled investment vehicle shall be prohibited from investing in credit sensitive European real estate related securities other than as its primary investment category. See Part IV of this Prospectus for a summary of the fees and incentive compensation payable to the Manager under the Management Agreement.

The Management Agreement shall be in effect until the date which is ten years from 13 August 2003, subject to automatic renewal and on such date and on each three year anniversary of such date shall be deemed renewed automatically for an additional three year period unless the holders of a simple majority of Shares by vote taken at a meeting duly held for such purpose agree that there has been unsatisfactory performance that is materially detrimental to the Company. The Manager will be provided with 60 days' prior notice of any such termination and will be paid a termination fee described in Part IV of this Prospectus. The Company may terminate the Management Agreement effective upon 60 days' notice, without payment of any termination fee, in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. The Manager may terminate the Management Agreement upon 60 days' notice in the event that the Company defaults in the performance or observance of any material term, condition or covenant under the Management Agreement (taking into account any applicable grace period) and on each anniversary of the

commencement of the Management Agreement. Upon any termination of the Management Agreement by either party for any reason, the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager). If the Company does not elect to so purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Otherwise the Company will be required to continue to pay the incentive compensation to the Manager following termination of the Management Agreement, which payments could continue for an indefinite period of time.

The Manager may at any time assign or delegate certain duties under the Management Agreement to any affiliate of the Manager provided that certain officers of the Manager also jointly manage and supervise the day-to-day business and operations of such affiliate and provided, further, that the Manager shall be fully responsible to the Company for all errors or omissions of such assignee.

The Management Agreement is governed by the law of the State of New York.

7.2 Administration Agreement

The Company is party to an Administration Agreement with International Administration (Guernsey) Limited ("IAG") dated 30 September 2005, pursuant to which IAG provides for the day-to-day administration of the Company, including, among other things, maintenance of accounts monitoring adherence with applicable laws, maintaining bank accounts, preparation of annual tax exempt application in Guernsey and provision of a company secretary.

Provided that IAG acts at all times with due care, IAG shall not, in the absence of negligence, breach of the Administration Agreement, fraud, or wilful default be liable for any loss or damage suffered by the Company or otherwise arising directly or indirectly as the result of, or in the course of, the proper discharge by IAG or its servants, agents or delegates of its duties under the Administration Agreement or in connection with the services rendered by it under the Administration Agreement.

IAG shall not, be liable for any loss or damage suffered by the Company, if IAG has acted in good faith and with due care upon any instruction or communication believed by IAG to be genuine otherwise than as a result of some act of negligence, breach of the Administration Agreement, fraud or wilful default on the part of IAG.

Subject to IAG's duty to mitigate, the Company has agreed to indemnify IAG from and against all actions, proceedings, claims and demands (including costs, expenses incidental thereto (other than those resulting from the negligence breach of the Administration Agreement, fraud or wilful default on the part of IAG) which may be made against, suffered or incurred by IAG in performing its obligations or duties under the Administration Agreement.

References to IAG include references to the officers, servants, agents and delegates of IAG.

The Administration Agreement provides that the appointment of IAG will continue unless and until terminated by either party giving to the other not less than 90 days' written notice although in certain circumstances the agreement may be terminated forthwith by notice in writing by either party to the other in the event of a material breach of the Administration Agreement, or the insolvency of the other party.

See Part IV of this Prospectus for a summary of the fees payable to IAG for the performance of its duties under the Administration Agreement.

The Administration Agreement is governed by the laws of Guernsey.

7.3 Registrar's Agreement

The Company is party to a Registrar Agreement with Anson Registrars Limited dated 24 June 2004, pursuant to which Anson Registrars Limited will act as registrar of the Company, and, amongst other things, will have responsibility for the transfer of shares, maintenance of the share register and acting as transfer and paying agent.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss or damage suffered by the Company arising directly or indirectly out of anything done or omitted by the Registrar in good faith in accordance with the terms of the Registrar Agreement.

The Registrar shall not, in the absence of fraud, negligence or wilful default or breach by it of the terms of the Registrar Agreement be liable to the Company for any loss sustained by the Company or in any of the assets of the Company as a result of loss, delay, misdelivery or error in transmission of any email, cable, telex, telefax or telegraphic communication or if any document be proved to be forged or otherwise defective or erroneous.

The Company shall indemnify and hold harmless the Registrar against all claims and demands which may be made against the Registrar in respect of any loss or damage sustained or suffered or alleged to have been sustained or suffered by any third party as a result of or in consequence of the performance or non-performance by the Registrar of its obligations under the Registrar Agreement otherwise than by reason of fraud, negligence or wilful default or the breach by the Registrar of the terms of the Registrar Agreement.

The Registrar Agreement provides that the appointment of Anson Registrars Limited will continue unless and until terminated by either party giving to the other not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the Registrar Agreement. In certain circumstances, the Registrar Agreement may be terminated forthwith by notice in writing by either party to the other based on certain breaches of the Agreement, or the insolvency of either.

In any event the Registrar may cease to provide any services pursuant to the Registrar Agreement if any of its fees become overdue by more than seven days until such overdue fees are paid in full.

Anson Registrars Limited is entitled to a minimum annual fee of £4,400 for the performance of its duties under the Registrar Agreement. Anson Registrars Limited is entitled to additional fees in respect of the performance of tasks including transfers and dividend payments.

The Registrar Agreement is governed by the laws of Guernsey.

7.4 United Kingdom Transfer Agent Agreement

The Company is party to a UK Transfer Agent Agreement with Anson Registrars Limited and Capita IRG plc dated 24 June 2004, pursuant to which Capita IRG plc will act as the transfer agent of Anson Registrars Limited in the United Kingdom, providing services to Anson Registrars Limited and the Company including the processing of transfer deeds.

The Company agrees that Capita IRG plc shall be under no liability whatsoever to it for any loss, damage or expense of any nature, however arising, suffered or incurred by the Company or by another person as a result of any act or omission connected with or arising out of the performance of any services under the UK Transfer Agent Agreement, unless such loss, damage or expense arose as a result of bad faith, negligence, fraud or wilful default of Capita IRG plc, its employees, agents or sub-contractors.

The Company undertakes to indemnify the UK Transfer Agent and its employees, agents and sub-contractors against all actions, proceedings, costs, claims, demands and liabilities which may be brought against or incurred or suffered (either directly or indirectly) by them arising out of or in connection with the performance of the services under the UK Transfer Agent Agreement (other than those resulting from bad faith, negligence, fraud or wilful default of Capita IRG plc, its employees, agents or sub-contractors).

The UK Transfer Agent Agreement provides that the appointment of Capita IRG plc will continue unless and until terminated by either the Company or Anson Registrars Limited giving to Capita IRG plc, or Capita IRG plc giving to Anson Registrars Limited, not less than 90 days' written notice, provided that such notice will not be effective within six months of the date of the UK Transfer Agent Agreement. In certain circumstances, the UK Transfer Agent Agreement may be terminated forthwith by notice in writing by a party to the other parties based on certain breaches of the Agreement or the insolvency of a party.

In any event, Capita IRG plc may either terminate its appointment or suspend performance of services by notice in writing to Anson Registrars Limited if Anson Registrars Limited fails to pay any sum due within 15 business days of Capita IRG plc giving written notice to Anson Registrars Limited.

Capita IRG plc will receive from Anson Registrars Limited remuneration as shall be agreed separately between Capita IRG plc and Anson Registrars Limited from time to time. The Company is not liable to pay Capita IRG plc any remuneration under the UK Transfer Agent Agreement.

The UK Transfer Agent Agreement is governed by English Law.

7.5 Option Agreements

A summary of the five option agreements with Fortress Investment Group LLC (the "Option Agreements") is set out in Part IV of this Prospectus. The Option Agreements are governed by Guernsey law.

7.6 CDO I Portfolio Management Agreement

The Manager is a party to the CDO I Portfolio Management Agreement with Eurocastle CDO I dated 8 June 2004 pursuant to which the Manager has agreed (subject to the terms of the trust deed) to supervise, monitor and direct the investment and reinvestment of the collateral of Eurocastle CDO I in accordance with its standards, policies and procedures. The Manager will, amongst other things, select Target Investments to be acquired, retained, sold or otherwise disposed of, waive any default or vote to accelerate the maturity of a defaulted obligation. Under the CDO I Portfolio Management Agreement, the Manager has also agreed to perform, on behalf of the Eurocastle CDO I, certain administrative services. The Manager is entitled to an annual fee of €1,000.

The Manager and its delegates are excluded from any liability to Eurocastle CDO I in the absence of any acts or omissions constituting bad faith, wilful misconduct or negligence in the performance of, or reckless disregard with respect to, its obligations under the CDO I Portfolio Management Agreement. The CDO I Portfolio Management Agreement also contains provisions whereby Eurocastle CDO I has agreed to indemnify the Manager and its delegates from and against all expenses, losses, damages, liabilities, demands, charges and claims of any nature whatsoever incurred by the Manager in the performance of its duties and obligations (except such as shall be finally judicially determined to have arisen from bad faith, wilful misconduct, negligence or reckless disregard by the Manager or its delegates in the performance or non-performance of its duties and obligations). The Manager may be removed (i) without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75% in aggregate principal amount outstanding of each class of the notes, or (ii) with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO I or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO I Portfolio Management Agreement is governed by English law.

7.7 CDO II Portfolio Management Agreement

The Manager is a party to the CDO II Portfolio Management Agreement with Eurocastle CDO II dated 5 May 2005. The terms of the CDO II Portfolio Management Agreement are the same in all material respects as those of the CDO I Portfolio Management Agreement except in relation to termination rights.

The Manager may be removed without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75% in aggregate principal amount outstanding of each class of the notes. The Manager may be removed, in certain circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may also be removed, in certain other limited circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of the "controlling class" *(as defined in the CDO II Portfolio Management Agreement) of notes in issue at the time (excluding* notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO II or upon ten days' written

notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO II Portfolio Management Agreement is governed by English law.

7.8 CDO III Portfolio Management Agreement

The Manager is a party to the CDO III Portfolio Management Agreement with Eurocastle CDO III dated 28 April 2005. The terms of the CDO III Portfolio Management Agreement are the same in all material respects as those of the CDO I Portfolio Management Agreement except in relation to termination rights.

The Manager may be removed without cause upon 90 days' written notice by the Trustee, as directed by holders of at least 75% in aggregate principal amount outstanding of each class of the notes. The Manager may be removed, in certain circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of each class of notes (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may also be removed, in certain other limited circumstances, with cause upon 30 days' prior written notice by the Trustee, acting upon the direction of the holders of at least 66⅔% in aggregate principal amount outstanding of the "controlling class" (as defined in the CDO III Portfolio Management Agreement) of notes in issue at the time (excluding notes owned by the Manager, any affiliate thereof or any fund managed by the Manager). The Manager may resign upon 30 days' written notice to Eurocastle CDO III or upon ten days' written notice with cause. No termination or resignation shall be effective until a replacement portfolio manager is appointed.

The CDO III Portfolio Management Agreement is governed by English law.

7.9 CDO IV Portfolio Management Agreement

The Manager is party to the CDO IV Portfolio Management Agreement with Eurocastle CDO IV dated 14 July 2005. Under this agreement, the Manager has agreed to manage the assets of Eurocastle CDO IV (including negotiating and executing documents on behalf of Eurocastle CDO IV in connection with acquisition, sale or hedging of any investments) and to be responsible for certain day-to-day operations of Eurocastle CDO IV. Eurocastle CDO IV will pay the Manager an annual fee of €1,000.

The CDO IV Portfolio Management Agreement may be terminated by Eurocastle CDO IV or Eurocastle Investment Limited upon sixty (60) days prior written notice in the event of any act of fraud or misappropriation of funds by the Manager in its corporate capacity under the CDO IV Portfolio Management Agreement or in the event of any gross negligence on the part of the Manager in the performance of its duties under, or wilful violation of, the CDO IV Portfolio Management Agreement. The Manager may resign its appointment upon sixty (60) days prior written notice.

The Manager may assign its obligations under the CDO IV Portfolio Management Agreement to any of its affiliates.

The Manager assumes no obligation or responsibility under the CDO IV Portfolio Management Agreement or otherwise to any person other than Eurocastle CDO IV. With respect to Eurocastle CDO IV, the Manager assumes no obligation or responsibility other than to render the services required to be rendered by the Manager under the CDO IV Portfolio Management Agreement, as expressly provided therein, in good faith. The Manager and its affiliates will not be liable to Eurocastle CDO IV or any other person for any loss incurred by any such person that arise out of, in relation to or in connection with any act or omission in the performance by the Manager of its functions under, or in connection with, the CDO IV Portfolio Management Agreement, except for any liability to Eurocastle CDO IV in respect of any direct losses incurred by Eurocastle CDO IV as a result of the Manager's own acts or omissions constituting wilful misconduct or gross negligence in the performance of its duties. Eurocastle CDO IV undertook to indemnify the Manager for any loss caused by, or arising out of or in connection with any of the transactions contemplated in the CDO IV Portfolio Management Agreement, except that such loss results from the Manager's gross negligence or wilful misconduct.

The CDO IV Portfolio Management Agreement is governed by English law.

7.10 Funding Management Agreement

The Company and the Manager are parties to the Funding Management Agreement with Eurocastle Funding Limited, dated as of 23 June 2004, pursuant to which the Manager provides for the day-to-day management of Eurocastle Funding's operations, subject to the investment policies and guidelines of the Company.

Eurocastle Funding is an SPV established in Ireland. It holds all securities acquired through Short-term repurchase agreements and also, as at the date of this Prospectus, two real estate related loans.

Eurocastle Funding has agreed to indemnify the Manager and its affiliates and their members, managers, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager not constituting bad faith, wilful misconduct, gross negligence, or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager has agreed to indemnify Eurocastle Funding, Eurocastle Funding's Shareholders, directors, officers and employees with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of the Manager and its affiliates and their members, directors, managers, officers and employees constituting bad faith, wilful misconduct, gross negligence or reckless disregard of the Manager's duties under the Funding Management Agreement. The Manager carries errors and omissions and other customary insurance.

Eurocastle Funding and the Company may terminate the Funding Management Agreement on 60 days' written notice, without payment of any amounts by way of compensation, in the event of fraud, misappropriation of funds, or gross negligence by the Manager. The Manager may terminate the Funding Management Agreement upon 60 days notice.

The Manager shall receive an annual management fee of €1,000 for the performance of services pursuant to the Funding Management Agreement.

The Funding Management Agreement is governed by English law.

7.11 Listing Agreement

The Company has entered into a listing agreement with Morgan Stanley & Co. International Limited and Euronext Amsterdam dated 15 December 2005. Under this agreement the Company has agreed to:

(i) comply with the rules that apply to companies whose shares have been admitted to listing on Eurolist by Euronext Amsterdam (the "Euronext Rules");

(ii) pay the fees stipulated in the Euronext Rules governing handling, admission and annual listing charges; and

(iii) make available to the public its annual report and accounts and half yearly report.

The Listing Agreement is governed by Netherlands law.

7.12 Revolving Credit Facility Agreement

In December 2004, the Company entered into a revolving €35 million credit facility with Deutsche Bank AG, London as a means of securing access to temporary working capital. The facility is secured under a security deed dated 20 December 2004 over receivables flowing to the Company from Eurocastle CDO I, Eurocastle CDO II, Eurocastle CDO III, Eurocastle Funding Limited and any future credit agreement or debt securities of the Company (the "Security Deed") and with security assignments of the Company's rights under the Funding Management Agreement and the Management Agreement. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is now Euribor + 2%, while on undrawn amounts the commitment fee is 0.5%.

The facility contains a negative pledge provision whereby, other than pursuant to the Security Deed, the Company shall not create any security over any of its assets. Furthermore, the Company has agreed not to sell, transfer or dispose of any of its assets and receivables, nor enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts or enter into any other preferential arrangement having a similar effect.

There is a cross default provision under the facility which operates if (i) any financial indebtedness of the Company is not paid when due (or within an applicable grace period) or is declared to be or

becomes due prior to its maturity; or (ii) in the case of a consolidated subsidiary that has issued publicly rated debt securities, if the trustee of such securities has given notice to the relevant consolidated subsidiary that such debt securities are to be immediately due and payable following the occurrence of an event of default.

In May 2005, the facility size was increased to €50 million and in December 2005, the term of the facility was extended to 6 December 2007 and the interest rate on drawn amounts amended to Euribor + 2%.

7.13 Paying Agent Agreement

The Company has entered into a paying agent agreement dated 14 December 2005 with ABN Amro Bank N.V. Under this Agreement the Paying Agent agrees to make available all the necessary facilities and information to enable Shareholders in the Netherlands to exercise their rights and perform such duties commonly performed by a paying agent or required by the applicable rules and regulations of Euronext Amsterdam. The Company provides an indemnity to the Paying Agent in respect of any loss it may incur in the performance of its duties without bad faith, negligence or wilful misconduct. The Company shall pay a fee of €250 per payment plus any costs incurred by the Paying Agent in carrying out its duties to the Company.

7.14 Underwriting Agreement

The Underwriting Agreement was entered into on 27 January 2006 between the Company, the Manager, the Directors, the Listing Agents, the Joint Bookrunners and the Co-Lead Managers and contains *inter alia,* the following provisions:

(a) the Company confirmed the appointment of Deutsche Bank, Goldman Sachs and Morgan Stanley & Co. International Limited as Listing Agents in connection with the proposed Admission of the New Shares to Eurolist by Euronext Amsterdam and the agreement sets out their duties as Listing Agents and the Company's obligations to them in their capacity as Listing Agents;

(b) the Company confirmed the appointment of Deutsche Bank, Goldman Sachs and Morgan Stanley & Co. International Limited as Joint Bookrunners in relation to the Offer and DKW and Kempen as Co-Lead Managers in relation to the Offer;

(c) the Company has agreed, subject to certain conditions, to issue Shares at the Offer Price;

(d) the Underwriters have agreed, subject to certain conditions, on a several basis to procure subscribers for or, failing which, to subscribe themselves, all of the Offer Shares at the Offer Price;

(e) the Company has, subject to certain conditions, undertaken to Morgan Stanley & Co. International Limited as stabilising manager, that on the relevant Over-allotment closing date, it will allot and issue, in accordance with the terms and conditions of the Offer, such number of additional Offer Shares which is notified in writing to the Company by Morgan Stanley & Co. International Limited at any time up to 26 February 2006 provided that the aggregate number of notified Shares shall not exceed 10% of the aggregate number of Shares available in the Offer (the "Over-allotment Option"). The Over-allotment Shares shall be allotted and issued fully paid up in cash, free from all encumbrances and shall be identical to all other Offer Shares. The undertaking has been provided for the sole purpose of enabling the stabilising manager to satisfy its obligations in respect of over-allocations, if any, made in connection with the Offer and to cover short positions resulting from stabilising transactions. Save as required by applicable law or regulation, Morgan Stanley & Co. International Limited does not intend to disclose the extent of any over-allotments made and/or stabilisation transactions;

(f) the Company Group has agreed to pay to the Underwriters a commission of 2.5% of the amount equal to the Offer Price multiplied by the aggregate number of Offer Shares which the Underwriters have agreed to procure subscribers for, or failing which to subscribe, pursuant to the terms of the Underwriting Agreement and, in addition, the Company has agreed to pay to the stabilising manager (on behalf of the Underwriters) a commission of 2.5% of the amount equal to the Offer Price multiplied by the number of Over-allotment Shares to be issued by the

Company in accordance with the Over-allotment Option. All commissions will be paid together with any value added tax chargeable thereon;

(g) the obligations of the Company to issue Offer Shares and the obligations of the Underwriters to procure subscribers for or, failing which, themselves to subscribe for Offer Shares are subject to certain conditions including, amongst others, that Admission occurs by not later than 8.00 a.m. on 1 February 2006 or such later time and/or date (not later than 3 February 2006) as the Company may agree with the Listing Agents, and the Joint Bookrunners. In certain circumstances, the Listing Agents and the Joint Bookrunners may terminate the Underwriting Agreement at any time on or before Admission. These circumstances include the occurrence of certain material changes in the condition (financial or otherwise), prospects or earnings of the Company or of companies in the group and certain changes in financial, political or economic conditions (as more fully set out in the Underwriting Agreement);

(h) the Company has agreed to pay any stamp duty and/or stamp duty reserve tax and any other tax, charge or duty and any related costs, fines, penalties or interest arising in respect of the issue of Shares under the Offer and in respect of the issue of Over-allotment Shares, if any, pursuant to the Over-allotment Option;

(i) the Company has undertaken to pay or cause to be paid (together with any related value added tax) all costs, charges, fees and expenses of, in connection with or incidental to, *inter alia,* the Offer, Admission and the arrangements contemplated by the Underwriting Agreement;

(j) the Company has given customary warranties in relation to the business, the accounting records and the legal compliance of the Company and its consolidated subsidiaries and in relation to the contents of this Prospectus and has also given a customary indemnity to each of the Underwriters. The Manager has given customary warranties in relation to itself. Each Director has given customary warranties in relation to the information regarding that Director in this Prospectus; and

(k) the Company has agreed not to issue any Shares (other than Investment Shares and Shares issued pursuant to the Offer, the Over-allotment Option and the Manager's Options) for a period of 90 days from Admission (subject to certain exceptions, including where the Joint Bookrunners have given their consent to the issue or sale, as the case may be).

7.15 Investment Agreement

The Company has entered into an Investment Agreement with the Fortress Funds dated 24 January 2006, under which the Fortress Funds have agreed to invest up to €300 million in the Company immediately prior to the closing of the Dresdner Acquisition.

The Company can reduce the amount of the Fortress Funds' investment to not less than €150 million by serving a notice to that effect on the Fortress Funds prior to closing of their investment.

On closing of their investment, the Fortress Funds will subscribe for Investment Shares at a price per Investment Share of €17.50, provided that they shall make their investment by both (i) subscribing for Investment Shares; and (ii) acquiring for €17 per Share an option to subscribe for further Shares and the right to receive payments equal to the dividends they would have received if the Shares under option had been issued to them, if and to the extent necessary to ensure that they are deemed to hold not more than 29.9% of the voting rights in the Company. If an option is granted to the Fortress Funds and a waiver is obtained, based on a vote of independent shareholders, from any requirement to make a bid in accordance with Rule 9 of the Code following any exercise of the option, the Fortress Funds would pay an additional €0.50 per share on exercise of the option.

The Fortress Funds' investment is subject to conditions that no laws are in effect which prohibit the investment, and that the investment will take place on the same day as the closing of the Dresdner Acquisition. The obligations of the Fortress Funds and the Company are also subject to certain other customary conditions relating to compliance with the terms of the Investment Agreement and the accuracy of the representations and warranties made by them.

Under the Investment Agreement, each of the Company and the Fortress Funds have given customary representations and warranties.

The Company has agreed to indemnify the Fortress Funds and their affiliates against all losses incurred as a result of any or all of the Fortress Funds being required to make a mandatory offer for the entire issued share capital of the Company in accordance with Rule 9 of the City Code on Takeovers and Mergers, but only if such requirement is triggered by the issue of Shares to the Fortress Funds pursuant to the Investment Agreement.

In certain circumstances, the Investment Agreement may be terminated prior to the closing of the Fortress Funds' investment, including by either party if the acquisition agreement with respect to the Dresdner Acquisition is terminated, if the subscription of the Investment Shares would be illegal or otherwise prohibited or if closing of the transaction has not occurred within 180 days of the date of the Investment Agreement. The Company may terminate the Investment Agreement with respect to any of the Fortress Funds if such fund has breached any of its representations, warranties or obligations under the Investment Agreement that would give rise to the failure of one of the conditions to the agreement. The Fortress Funds may terminate the Investment Agreement if the Company has breached any of its obligations under the Investment Agreement that would give rise to the failure of one of the conditions to the agreement.

If the Company does not exercise its right to reduce the amount of the Fortress Funds' investment prior to closing of the investment, the Company and the Fortress Funds will enter into an agreement, under which the Company will have the right to reduce the Fortress Funds' investment to an amount of not less than €150 million by (a) buying back, in whole or in part, Investment Shares from the Fortress Funds, (b) requiring the Fortress Funds to sell Shares as part of a further equity offering by the Company and/or (c) reducing the number of Shares which are the subject of any option granted to the Fortress Funds. Such right can be exercised by the Company on one occasion during the three month period following the closing of the Fortress Funds' investment and the Fortress Funds will be entitled to receive an effective price per Share of €18.

8 General

8.1 There are no governmental, legal or arbitration proceedings, and there are no governmental, legal or arbitration proceedings which are pending or threatened of which the Company is aware, which may have or have had in the recent past a significant effect on the Company and/or financial position or profitability of the Group.

8.2 The Company will not, to a significant extent, be a dealer in investments.

8.3 The Company does not intend to register under or become subject to the Investment Company Act as an investment company. In order to avoid such registration, it will seek to comply with Section 3(c)(7) of the Investment Company Act, which provides an exclusion from investment company status for investment funds whose securities are sold only to U.S. residents and U.S. Persons who are Qualified Purchasers (as such term is therein defined) and certain other limited categories of persons.

8.4 The Company has the following principal subsidiaries, which are directly or indirectly wholly-owned by the Company and consolidated into the annual financial statements of the Company:

Company Name	Proportion of capital held	Principal activity	Registered office
Luxgate S.à r.l	100%	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Bastion Participation Lux S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Belfry Participation Lux S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Truss Participation Lux S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Finial S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg
Drive S.à r.l	100% (indirectly via Luxgate S.à r.l)	Holding Company	14A Rue des Bains L-1212 Luxembourg, Grand Duchy of Luxembourg

8.5 Each of Cushman & Wakefield Healey & Baker, CB Richard Ellis and DTZ has given and not withdrawn its consent to the inclusion in this Prospectus of the valuation report prepared by it and set out in Part XIII of this Prospectus in the form and context in which it is included, have authorised the contents of its above mentioned report for the purpose of Prospectus Rule 5.5.3. Each of Cushman & Wakefield Healey & Baker, CB Richard Ellis and DTZ accepts responsibility for the content of its respective valuation report or reports and to the best of its knowledge and belief, having taken all reasonable care to ensure that the same is the case, the information contained in its valuation report or reports is in accordance with the facts and does not omit anything likely to affect the import of such information.

8.6 The Manager is or may be a promoter of the Company. Save as disclosed herein, no amount or benefit has been paid or given by the Company to the Manager, and, other than expressly disclosed in this Prospectus, none is intended to be given.

8.7 Application has been made for the New Shares to be admitted to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities.

8.8 No commission will be payable by the Company to financial intermediaries or placees in connection with the Offer.

8.9 There has been no significant change in the financial or trading position of the Group since 30 September 2005, the date to which the interim results set out in Part XI of this Prospectus were prepared.

8.10 The Company is of the opinion that taking into account the net proceeds of the Offer and of the issue of the Investment Shares which are estimated to be €489 million, the Group has sufficient working capital for its present requirements, that is, 12 months from the date of this Prospectus.

8.11 Between 31 December 2004 and 31 May 2005 the Deutsche Bank Portfolio's value changed from €316 million to €316.5 million a result of changed market conditions. The Directors are not aware of any material change which has occurred in the value of the Deutsche Bank Portfolio since 31 May 2005 (being the date of its valuation) or in the value of the Bastion Portfolio, Belfry Portfolio, Truss Portfolio or Dresdner Portfolio since the respective dates of their valuations as described elsewhere in this Prospectus.

8.12 The net asset value of the Company is determined quarterly by the Manager in accordance with IFRS as part of the preparation of the Company's interim and annual financial statements. The Company communicates this valuation in its quarterly earning announcements it makes to the market. The Directors currently only contemplate the publication of the net asset value being suspended in *force majeure* circumstances. If the publication of quarterly results were unduly delayed or cancelled, the Company would make a market announcement.

8.13 The Company complies with the corporate governance requirements provided for under applicable laws and regulations in Guernsey.

8.14 Based on the Company's market capitalisation and net asset value immediately prior to the Offer, the maximum amounts payable in respect of fees over a 12 month period to each of the Manager, the Administrator and the Registrar are as follows:

Manager	€8,384,000
Administrator	€ 132,000
Registrar	€ 22,000

9 Indebtedness and Capitalisation

The indebtedness and capitalisation of the Group as at 30 September 2005 (on an unaudited basis) were as follows:

Group indebtedness and capitalisation	Amount (€'000)
Total current debt (guaranteed and secured)(1)	
Guaranteed and secured	
Bank credit facilities(2)(3)	38,088
Repurchase agreements(2)(4)	57,071
	95,159
Total non-current debt(5)	
Secured	
Bonds issued (collateralised debt obligations)	863,055
Term bank borrowings	592,067
	1,455,122
Shareholders' equity	
Share capital	286,814
Legal reserves	0
Other reserves	2,114
	288,928
Total	1,839,209

There has been no material change to the Group capitalisation since 30 September 2005.

The Group Net Indebtedness as at 12 January 2006 is as follows:

Group Net Indebtedness	Amount (€'000)
Liquidity	
Cash	17,404
Bank deposits	6,340
Trading securities	0
	23,744
Current Financial Receivable	0
Current Financial Debt	
Current bank debt	161,777
Current portion of non-current debt	1,233
Other current financial debt	0
Current Financial Debt	163,010
Net Current Financial Indebtedness	139,266
Non-current financial indebtedness	
Non current bank loans	791,939
Bonds issued	977,720
Other non-current loans	0
	1,769,659
Net Financial Indebtedness	1,908,925

Notes:

(1) The Company as at the date of this Prospectus carried current debt which is both guaranteed and secured.

(2) The liabilities benefit from a standard form guarantee from Eurocastle Investment Limited (ranking *pari passu* with all other unsecured creditors of Eurocastle Investment Limited).

(3) The assets secured under the Company's debt liabilities are either assigned or charged to the relevant lender by way of security or transferred to the relevant counterparty under a loan repurchase agreement.

(4) The assets secured under repurchase agreements are ABS.

(5) The Company carries no guaranteed non-current debt.

Source: Company's unaudited management accounts

The Group has no indirect or contingent indebtedness.

10 Documents available for Inspection

Copies of the following documents are available for inspection at the registered office of the Company, at the offices of the Manager, and at the offices of Linklaters, One Silk Street, London EC2Y 8HQ during usual business hours (Saturdays, Sundays and public holidays excepted) from the date of publication of this Prospectus for either a period of 14 days or until Admission of all of the Offer Shares and the Investment Shares, whichever is the longer period:

10.1 the Memorandum and Articles of Association of the Company;

10.2 the audited consolidated accounts of the Company for the periods ended 31 December 2003 and 31 December 2004 which have been audited by Ernst & Young LLP, which is a member of the Institute of Chartered Accountants of England and Wales and auditor of the Company;

10.3 the unaudited results of the Company for the six month period ended 30 June 2005;

10.4 the unaudited results of the Company for the nine month period ended 30 September 2005;

10.5 this Prospectus; and

10.6 the valuation reports set out in Part XIII of this Prospectus.

PART VII

TAX CONSIDERATIONS

1 General

The comments below are of a general and non-exhaustive nature based on the Directors' understanding of the current revenue law and practice in Guernsey, the UK and the U.S., which are subject to change. The following summary does not therefore constitute legal or tax advice and applies only to persons holding Shares as an investment.

An investment in the Company involves a number of complex tax considerations. Changes in tax legislation in any of the countries in which the Company will have Investments or in Guernsey (or in any other country in which a subsidiary of the Company, through which investments are made, is located), or changes in tax treaties negotiated by those countries, could adversely affect the returns from the Company to investors.

Prospective investors should consult their professional advisers on the potential tax consequences of subscribing for, purchasing, holding, converting or selling Shares under the laws of their country and/or state of citizenship, domicile or residence.

2 Guernsey Taxation

2.1 The Company

The Company qualifies for exemption from liability to income tax in Guernsey and has applied to the States of Guernsey Income Tax Authority for such exemption for the current year. Exemption must be applied for annually and will be granted, subject to the payment of an annual fee which is currently fixed at £600, provided that the Company continues to qualify under the applicable legislation for exemption. It is the intention of the Directors to conduct the affairs of the Company so as to ensure that it continues to qualify. No capital gains or similar taxes are levied in Guernsey on realised or unrealised gains resulting from the Company's investment activities. On 25 November 2002, the Advisory and Finance Committee of the States of Guernsey ("A&F", now replaced by the States of Guernsey Policy Council) announced a proposed framework for a structure of corporate tax reform within an indicative timescale. In the announcement A&F stated that any specific recommendations for change would only be placed before the Guernsey Government after further consultation with local businesses and a review of taxation in other financial centres. The relevant parts of the announcement and recommendations are as follows:

(a) The general rate of income tax paid by Guernsey companies will be reduced to 0% in respect of tax year 2008 and subsequent years.

(b) Certain regulated businesses will pay tax at 10% such as banks. Funds (which term will include the Company) will continue to be taxed at 0%.

(c) Whilst income tax on Guernsey individuals will remain at 20% it has been recommended there would be no value added tax, capital gains tax, inheritance or other wealth taxes.

Document duty in Guernsey is calculated at the rate of 0.5% and is payable on the nominal value of the authorised share capital of the Company up to a maximum amount of duty of £5,000 for each company. In the case of a Guernsey company which is a closed ended investment company with an authorised capital consisting of shares of no par value, such as the Company, the document duty is set at a flat rate of £2,000.

2.2 The Shareholders

Disposal of Shares

Guernsey residents should not be subject to tax on any gains arising on disposal of the Shares.

Taxation of Dividends on Shares

The Company is required to make a return to the Administrator of Income Tax in Guernsey of the names, addresses and shareholdings of Guernsey resident Shareholders. No withholding tax is currently payable in respect of Shareholders.

Stamp Duty and Stamp Duty Reserve Tax

No Guernsey stamp duty will be payable on the issue of the Shares. In the event of the death of a sole holder of Shares, a Guernsey grant of probate or administration may be required in respect of which certain fees will be payable to the Ecclesiastical Registrar in Guernsey.

3 United Kingdom Taxation

3.1 The Company

The Directors intend to conduct the affairs of the Company in such a manner as to minimise, so far as they consider reasonably practicable, taxation suffered by the Company. This will include conducting the affairs of the Company so that it does not become resident in the UK for taxation purposes. Accordingly, and provided that the Company does not carry on a trade in the UK (whether or not through a permanent establishment situated therein), the Company will not be subject to UK income tax or corporation tax other than on UK source income.

3.2 The Shareholders

(i) Disposal of Shares

The Company is a closed-ended company incorporated in Guernsey and therefore the Company should not as at the date of this Prospectus be a "collective investment scheme" as defined in the Financial Services and Markets Act 2000. Accordingly, the provisions of sections 757 to 764 of the Income and Corporation Taxes Act 1988 (the "Taxes Act") should not apply. For so long as the Company is not a collective investment scheme, any disposal of Shares by a Shareholder may give rise to a chargeable gain for United Kingdom tax purposes.

(a) UK resident Shareholders

A disposal of Shares by a Shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation on chargeable gains (including by reference to changes in the sterling/euro exchange rate), depending on the Shareholder's circumstances and subject to any available exemption or relief.

(b) Non-UK resident Shareholders

A Shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade in the United Kingdom through a branch or agency, or in the case of a company a permanent establishment, may be subject to United Kingdom taxation on chargeable gains on a disposal of Shares which are used in or for the purposes of the trade or used, held or acquired for use for the purposes of the branch, agency or permanent establishment.

A Shareholder who is an individual who has ceased to be resident or ordinarily resident in the United Kingdom for tax purposes for a period of less than five years of assessment and who disposes of Shares during that period may also be liable, on his return to the United Kingdom, to United Kingdom taxation on chargeable gains (subject to any available exemption or relief).

(ii) Income from the Company

According to their personal circumstances, Shareholders resident in the United Kingdom for tax purposes will be liable to income tax or corporation tax in respect of dividend or other income distributions of the Company. Shareholders will receive dividends without deduction of Guernsey income tax. UK resident individual Shareholders will be liable to income tax on the dividends received. No UK tax credit will be attached to dividends received by Shareholders. UK resident corporate Shareholders will be liable to corporation tax on dividends received from the Company.

The income tax charge in respect of dividends for United Kingdom resident individual Shareholders will (depending on the amount of the Shareholder's overall taxable income) be at

the dividend ordinary rate of 10% or at the dividend upper rate of 32.5% For this purpose, dividends are treated as the top slice of the individual Shareholder's income. United Kingdom resident Shareholders who are not liable to income tax on their income will not be subject to tax on dividends.

Where investments of the Company are distributed in specie to Shareholders other than by way of dividend, such distributions may represent a part-disposal of Shares for United Kingdom tax purposes.

(iii) Anti-avoidance

The attention of individuals ordinarily resident in the United Kingdom is drawn to the provisions of Sections 739 to 745 of the Taxes Act. These provisions are aimed at preventing the avoidance of income tax by individuals through transactions resulting in the transfer of assets or income to persons (including companies) resident or domiciled abroad and may render them liable to taxation in respect of undistributed income and profits of the Company on an annual basis.

More generally, the attention of Shareholders is also drawn to the provisions of Sections 703 to 709 of the Taxes Act which give powers to HM Revenue and Customs to cancel tax advantages derived from certain transactions in securities.

The Taxes Act also contains (in Chapter IV of Part XVII) provisions which subject certain United Kingdom resident companies to corporation tax on profits of companies not so resident in which they have an interest. The provisions may affect United Kingdom resident companies which are deemed to be interested (together with any connected or associated companies) in at least 25% of the profits of a non-resident company which is controlled by residents of the United Kingdom and which does not distribute substantially all of its income and is resident in a low tax jurisdiction. It is intended that the Company will distribute substantially all of its income, and therefore it is not anticipated that this legislation will have any material effect on United Kingdom resident corporate Shareholders. The legislation is not directed towards the taxation of chargeable gains.

It is anticipated that the shareholdings in the Company will be such as to ensure that the Company would not be a close company if resident in the United Kingdom. If, however, the Company were to be such that it would be close if resident in the United Kingdom, chargeable gains accruing to it may be apportioned to certain United Kingdom resident or, in the case of an individual, ordinarily resident Shareholders who may thereby become chargeable to capital gains tax or corporation tax on chargeable gains on the gains apportioned to them.

(iv) Stamp duty and stamp duty reserve tax

The following comments are intended as a guide to the general stamp duty and stamp duty reserve tax position and do not relate to persons such as market-makers, brokers, dealers or intermediaries or where the Shares are issued to a depositary or clearing system or its nominee or agent. No United Kingdom stamp duty or stamp duty reserve tax will be payable on the issue of the Shares. No United Kingdom stamp duty will be payable on the transfer of the Shares, provided that any instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or to any matter or thing done or to be done, in the United Kingdom. Provided that the Shares are not registered in any register of the Company kept in the United Kingdom, any agreement to transfer the Shares will not be subject to United Kingdom stamp duty reserve tax.

4 United States Taxation

To ensure compliance with U.S. Treasury Department Circular 230, investors are hereby notified that: (A) any discussion of U.S. federal tax issues in this prospectus is not intended or written by us to be relied upon, and cannot be relied upon, by investors for the purpose of avoiding penalties that may be imposed on investors under the internal revenue code; (B) such discussion is included herein by us in connection with the promotion or marketing (within the meaning of Circular 230) by us and the underwriters of the transactions or matters addressed herein; and (C) investors should seek advice based on their particular circumstances from an independent tax advisor.

4.1 General

The following is a summary of certain U.S. federal income tax consequences of acquiring, holding and disposing of the Shares by U.S. Holders, Tax-Exempt Holders and Non-U.S. Holders (all as defined below, and collectively, the "Investors"). This summary is based upon the Code, Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This summary does not discuss all of the tax consequences that may be relevant to a particular Investor based on such Investor's particular circumstances or to certain Investors that are subject to special treatment under U.S. federal income tax laws. This summary is limited to Investors who hold the Shares as capital assets. No rulings have been or will be sought from the IRS regarding any matter discussed in this Prospectus, and counsel to the Company has not rendered any legal opinion regarding any of the tax consequences discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below. **Prospective investors are urged to consult their tax advisers to determine the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of the Shares, as well as the effect of tax laws of the jurisdictions of which they are citizens, residents or domiciliaries or in which they conduct business.**

For purposes of this section, a "U.S. Holder" is any beneficial owner of the Shares that is a citizen or individual resident of the United States; a corporation or an entity characterised as a corporation for U.S. federal income tax purposes and which is created or organised in the U.S. or any political subdivision thereof; an estate, the income of which is subject to U.S. federal income tax without regard to its source; or a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust was in existence on 20 August 1996 and properly elected to be treated as a U.S. person.

For purposes of this section, a "Non-U.S. Holder" is any beneficial owner of Shares that is (i) an individual that is not a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is not created or organised under the laws of the United States or any political subdivision thereof, or (iii) in the case of a partnership or an entity treated as a partnership for U.S. federal income tax purposes, a partner that is described in (i) or (ii) above.

For purposes of this section, a "Tax-Exempt Holder" is any beneficial owner of Shares, other than a Non-U.S. Holder, that is exempt from U.S. federal income taxation under the Code.

If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, is a holder of the Shares, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of such partner and the activities of the partnership.

Prospective investors that are partnerships and partners in such partnership are urged to consult their tax advisers to determine the U.S. federal income tax consequences of acquiring, holding and disposing of the Shares.

4.2 The Company

Taxation as a Corporation

The Company will be treated as a corporation for U.S. federal income tax purposes. Thus, except as described below, the income, gains, losses, deductions and expenses of the Company will not pass through to the Investors, and all distributions by the Company to the Investors will be treated as dividends, returns of capital and/or gains.

United States Trade or Business; Withholding Taxes

It is not expected that the Company will be engaged in a U.S. trade or business as determined for U.S. federal income tax purposes, although no assurances can be given in this regard. So long as the Company is not engaged in a U.S. trade or business, income and gain earned by the Company will not be subject to regular U.S. federal income taxation. If, however, contrary to expectations, the Company is treated as engaged in a U.S. trade or business, then the Company generally would be subject to

regular U.S. federal income taxation on any income or gain effectively connected with the United States trade or business (and may also be subject to a 30% U.S. branch profits tax). In such event, the Company's ability to make distributions to its shareholders will be materially and adversely affected.

The Company may be subject to U.S. withholding tax at a rate of 30% on certain types of periodic income derived by the Company from sources inside the United States.

Passive Foreign Investment Company

Generally, a non-U.S. corporation, such as the Company, will be classified as a passive foreign investment company (a "PFIC") during a given year if either (i) 75% or more of its gross income constitutes "passive income", or (ii) 50% or more of its assets produce "passive income". For these purposes, "passive income" generally includes interest, dividends, annuities and other investment income. Based on the Company's income, assets and activities, the Directors believe that the Company has been, and anticipate that it will continue to be classified as a PFIC for U.S. federal income tax purposes.

Controlled Foreign Corporation

Generally, a non-U.S. corporation, such as the Company, will be classified as a controlled foreign corporation (a "CFC") if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, are held, directly or indirectly, by "U.S. Shareholders". A U.S. Shareholder, for this purpose, is generally any U.S. Holder that possesses, directly, indirectly or through attribution, 10% or more of the combined voting power of all classes of shares of the corporation. Depending on the ownership of the Shares, it is possible that the Company may be treated as a CFC.

If the Company were classified as a CFC, a U.S. Shareholder of the Company generally would be required to include in gross income (as ordinary income) at the end of each taxable year of the Company an amount equal to the shareholder's pro rata share of the "subpart F income" and certain U.S. source income of the Company. Subpart F income generally includes dividends, interest, gains from the sale of securities, and income from certain transactions with related parties. If the Company were classified as a CFC, it is likely that all or substantially all of its income would constitute subpart F income.

4.3 U.S. Holders

Passive Foreign Investment Company

For any taxable year during which the Company is classified as a PFIC and a U.S. Holder held the Shares, and such holder fails to make either a "QEF election" or a "mark-to-market election" (each as described below) with respect to the Shares effective from the beginning of the U.S. holders' period of ownership in the Shares, the U.S. Holder will be subject to special tax rules on the receipt of an "excess distribution" in respect of the Shares and on gain from the disposition of the Shares. An excess distribution generally is any distribution to the extent such distribution exceeds 125% of the average annual distributions made with respect to the Shares during the preceding three taxable years or shorter period during which the U.S. Holder held the Shares. For purposes of the PFIC rules, (i) a distribution includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as a dividend for U.S. federal income tax purposes, and (ii) a disposition includes any transfer of money or property by the Company in redemption of the Shares if such redemption is treated as an exchange for U.S. federal income tax purposes.

Under the PFIC rules, a U.S. Holder is required to allocate any excess distribution received or gain recognised from disposition of the Shares rateably over the U.S. Holder's entire holding period for the Shares. The amount allocated to the taxable year in which the excess distribution is made or the gain is recognised will be taxed as ordinary income. The amount allocated to each other taxable year will be subject to tax at the highest income tax rate, regardless of the rate otherwise applicable to the U.S. Holder. The U.S. Holder will also be liable for an additional tax equal to an interest charge on the tax liability attributable to income allocated to prior years. In computing such tax liability, amounts allocated to prior tax years may not be offset by any net operating losses of the U.S. Holder.

In addition, under the PFIC rules and QEF rules (discussed below), a U.S. Holder will be required to file an annual return on IRS Form 8621 regarding distributions received in respect of, and gain

recognised on the dispositions of, the Shares. Moreover, any U.S. Holder who acquires the Shares upon the death of a U.S. Holder would not receive a step-up in the tax basis of the Shares to fair market value of such Shares. Instead, the U.S. Holder beneficiary will have a tax basis in the Shares equal to the decedent's tax basis, if lower. A U.S. Holder may make an election to treat the Company as a "qualified electing fund" ("QEF") in order to avoid the application of the PFIC rules discussed above. If a U.S. Holder makes a timely and valid QEF election with respect to the Company, the U.S. Holder will be required for each taxable year for which the Company is a PFIC to include in income such holder's pro rata share of the Company's (i) ordinary earnings as ordinary income and (ii) net capital gains as long-term capital gain, in each case computed under U.S. federal income tax principles, in some cases even if such earnings or gains have not been distributed. The U.S. Holder will not be required to include any amount in income for any taxable year during which the Company does not have ordinary earnings or net capital gains. Moreover, the U.S. Holder will not be required to include any amount in income for any taxable year for which the Company is not a PFIC. Furthermore, the denial of a tax basis step-up to fair market value at death described above generally will not apply.

The QEF rules may cause an electing U.S. Holder to recognise income in a taxable year in amounts significantly greater than the distributions received from the Company in such taxable year. In certain cases in which the Company does not distribute all of its earnings in a taxable year, a U.S. Holder may be permitted to elect to defer the payment of some or all of its taxes with respect to the Company's income subject to an interest charge on the deferred amount. The QEF election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of the Shares can make its own decision regarding whether to make a QEF election. A QEF election applies to all of the Shares held or subsequently acquired by an electing U.S. Holder and can be revoked only with the consent of the IRS.

It should be noted that U.S. Holders may not make a QEF election with respect to an option to acquire the Shares, and that certain classes of Investors (for example, consolidated groups and grantor trusts) are subject to special rules regarding the QEF election. The Company intends to provide U.S. Holders with such information as is necessary to enable them to make a QEF election.

Alternatively, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, a U.S. Holder may make an election to mark the Shares to market annually (a "mark-to-market election"). If a U.S. Holder makes a timely and valid mark-to-market election, the U.S. Holder will be required for each taxable year that the Shares are held, and upon the disposition of the Shares, to recognise as ordinary income or loss an amount equal to the difference between the U.S. Holder's tax basis in the Shares and the fair market value of the Shares. Except in the case of a sale or disposition of the Shares, any loss recognised, however, will be allowable only to the extent of net mark-to-market gains included in income by the U.S. Holder under the mark-to-market election in prior taxable years. The U.S. Holder's tax basis in the Shares will be increased by any gains recognised by the U.S. Holder as a result of the mark-to-market election and will be decreased by any losses allowable under the mark-to-market rules.

As with the QEF election, to the extent the Shares are treated as "marketable stock" for purposes of the PFIC rules, the mark-to-market election is made on a shareholder-by-shareholder basis. Thus, any U.S. Holder of the Shares can make its own decision regarding whether to make a mark-to-market election. In addition, a mark-to-market election is revocable (except to the extent that the Shares are no longer considered marketable stock) only with the consent of the IRS, and will continue to apply even if the Company is no longer classified as a PFIC.

Prospective investors are urged to consult their tax advisor about the PFIC rules, including the possibility and advisability of and the procedure and timing for making a QEF or mark-to-market election in connection with the Shares.

Controlled Foreign Corporation

If the Company were classified as a CFC, a U.S. Holder that is treated as a U.S. Shareholder of the Company for purposes of the CFC rules would generally not be taxable under the PFIC rules described above. Rather, at the end of each taxable year of the Company, such U.S. Holder would generally include in gross income (as ordinary income) an amount equal to the shareholder's pro rata share of the subpart F income and certain U.S. source income of the Company. As a result, to the extent subpart F income of the Company included net capital gains, such gains will be treated as

ordinary income of the U.S. Holder under the CFC rules, notwithstanding the fact that the character of such gains generally would otherwise be preserved under the PFIC rules if a QEF election were made.

Distributions on the Shares

The treatment of actual distributions of cash on the Shares will generally vary depending on whether a U.S. Holder has made a timely QEF or mark-to-market election as described above. If a timely QEF election has been made or if the U.S. Holder is treated as a U.S. Shareholder of the Company for the purposes of the CFC rules, distributions should be allocated first to amounts previously taxed pursuant to the QEF election or pursuant to the CFC rules, if applicable. Amounts so allocable would not be taxable to U.S. Holders. Distributions in excess of such previously taxed amounts will be taxable to U.S. Holders as ordinary income upon receipt, to the extent of any remaining untaxed current and accumulated earnings and profits of the Company. Such distributions made to a U.S. Holder that is an individual will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain United States corporations and "qualified foreign corporations" on or after 1 January 2003. Distributions in excess of (i) previously taxed amounts and (ii) any remaining current and accumulated earnings and profits will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

If a timely mark-to-market election has been made, distributions made by the Company to a U.S. Holder will be taxable as ordinary income to the extent of any current and accumulated earnings and profits of the Company. Such distributions made to a U.S. Holder that is an individual will not be eligible for taxation at recently reduced tax rates applicable to dividends payable by certain United States corporations and qualified foreign corporations on or after 1 January 2003. Any distributions in excess of the current and accumulated earnings and profits of the Company will be treated first as a non-taxable return of capital, which reduces the tax basis in the Shares to the extent thereof, and then as capital gain.

In the event that a U.S. Holder does not make a timely QEF or mark-to-market election, then except to the extent that distributions may be attributable to amounts previously taxed pursuant to the CFC rules, some or all of any distributions made with respect to the Shares may constitute excess distributions, taxable as previously described under the PFIC rules.

Sale or Other Disposition of the Shares

A U.S. Holder that has made a valid QEF or mark-to-market election will generally recognise gain or loss upon the sale or other disposition of the Shares equal to the difference between the amount realised and the holder's adjusted tax basis in the Shares. The tax basis of a U.S. Holder in the Shares will generally be the amount paid for such Shares. Such tax basis will be increased by amounts taxable to such holder by virtue of a QEF or mark-to-market election and will be decreased by (i) actual distributions from the Company that are deemed to consist of previously taxed amounts or are treated as a non-taxable reduction in the tax basis of the Shares, and (ii) any losses allowable under the mark-to-market rules. In the case of a U.S. Holder that has made a valid QEF election, any gain or loss recognised from a sale or other disposition of the Shares will be long-term capital gain or loss if the U.S. Holder has held such Shares for more than one year at the time of the sale or disposition. In the case of a U.S. Holder that has made a valid mark-to-market election, any gain recognised will be ordinary income and any loss recognised will be ordinary loss, to the extent of the net gains previously recognised under the mark-to-market election, and capital loss thereafter. In certain circumstances, non-corporate U.S. Holders may be entitled to preferential treatment for net long-term capital gains. The ability of U.S. Holders to offset capital losses against ordinary income, however, is limited.

If a U.S. Holder does not make a timely QEF election or mark-to-market election, any gain realised from the sale or other disposition of the Shares or any gain deemed to accrue prior to the time a QEF or mark-to-market election is made, will generally be treated as an excess distribution and subject to an additional tax reflecting an interest charge under the PFIC rules described above.

If the Company were treated as a CFC and a U.S. Holder were treated as a U.S. Shareholder thereof at any time within the five year period ending on the date of disposition, then subject to a special limitation for individual U.S. Shareholders that have held the Shares for more than one year, any gain realised by such U.S. Holder upon disposition of the Shares would generally be treated as ordinary income to the extent of the current and accumulated earnings and profits of the Company accumulated

while such U.S. Shareholder owned the Shares. In this respect, earnings and profits generally would not include any amounts previously taxed pursuant to the CFC rules.

4.4 Tax-Exempt Holders

Unrelated Business Taxable Income

Tax-Exempt Holders that are generally exempt from U.S. federal income taxation may nevertheless be subject to "unrelated business income tax" on any "unrelated business taxable income" or income from debt-financed property (collectively "UBTI") derived by such Tax-Exempt Holder. An investment in the Shares should not generate UBTI for Tax-Exempt Holders that are pension plans, Keogh plans, individual retirement accounts, tax-exempt institutions and other tax-exempt entities, provided that such Tax-Exempt Holders do not incur "acquisition indebtedness" (as defined for U.S. federal income tax purposes) with respect to their investments in the Shares.

Controlled Foreign Corporation

If the Company were classified as a CFC and a Tax-Exempt Holder were treated as a U.S. Shareholder, the Tax-Exempt Holder's subpart F income from the Company generally would not be treated as UBTI (assuming such Tax-Exempt Holder itself did not incur "acquisition indebtedness" to acquire its Shares).

Passive Foreign Investment Company

As discussed above, the Directors believe that the Company has been, and anticipated that it will continue to be classified as a PFIC for U.S. federal income tax purposes. Treasury regulations provide, however, that Tax-Exempt Holders generally will not be subject to the potentially adverse effects of the PFIC rules discussed above. Moreover, unlike U.S. Holders, a Tax-Exempt Holder may not make a QEF election with respect to the Company unless such Tax-Exempt Holder is taxable under the UBTI rules with respect to distributions received from the Company (which should occur only if a Tax-Exempt Holder itself incurred "acquisition indebtedness" to make its investment in the Shares).

4.5 Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income taxation or withholding tax on distributions received from the Company or on gains recognised on the sale, exchange or redemption of the Shares where such Non-U.S. Holder's nexus with the United States is solely as a result of an investment in the Shares. The foregoing, however, may not apply in the case of a Non-U.S. Holder (i) who has an office or fixed place of business in the United States or is otherwise carrying on a U.S. trade or business, (ii) who is an individual present in the United States for 183 days or more in a taxable year or has a "tax home" in the United States for U.S. federal income tax purposes or (iii) who is a former citizen of the United States, a CFC or a corporation which accumulates earnings to avoid U.S. federal income tax.

4.6 Reporting Requirements

Treasury regulations promulgated under Section 6038B of the Code require reporting for certain transfers of property (including cash) to a foreign corporation by U.S. persons or entities. In general, these rules require U.S. Holders and Tax-Exempt Holders who acquire the Shares to file a Form 926 with the IRS and to supply certain additional information to the IRS. In the event such holder fails to file any such required form, the holder could be subject to a penalty equal to 10% of the fair market value of the property (including cash) transferred to the foreign corporation. **Prospective investors are urged to consult their tax advisers regarding these reporting requirements.**

4.7 Reportable Transactions

Treasury regulations require that each taxpayer participating in a "reportable transaction" must disclose such participation to the IRS. The scope and application of these rules is not completely clear. In the event an investment in the Company constitutes participation in a "reportable transaction", each Investor who must file a U.S. federal income tax return may be required to file Form 8886 with the IRS with the Investor's U.S. federal tax return, thereby disclosing certain information relating to the Company to the IRS. In addition, the Company and its advisers may be required to maintain a list of the Investors and to furnish this list and certain other information to the IRS upon its written request. **Prospective investors are urged to consult their tax advisers regarding the applicability of these rules to an investment in the Company.**

PART VIII

ERISA, TRANSFER RESTRICTIONS, ELIGIBLE INVESTORS AND CERTIFICATES

1 ERISA Considerations

1.1 General

ERISA, and Section 4975 of the Code, impose certain restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA) that are subject to Title I of ERISA, (b) plans (as defined in Section 4975(e)(1) of the Code) that are subject to Section 4975 of the Code, including individual retirement accounts or Keogh plans, (c) any entities whose underlying assets include plan assets by reason of an investment by a plan described in (a) or (b) in such entities (each of (a), (b) and (c), a "Plan") and (d) persons who have certain specified relationships to Plans ("Parties in Interest" under ERISA and "Disqualified Persons" under the Code). Moreover, based on the reasoning of the U.S. Supreme Court in John Hancock Life Ins. Co. v. Harris Trust and Sav. Bank, 510 U.S. 86 (1993), an insurance company's general account may be deemed to include assets of the Plans investing in the general account (e.g., through the purchase of an annuity contract), and such insurance company might be treated as a Party in Interest with respect to a Plan by virtue of such investment. ERISA also imposes certain duties on persons who are fiduciaries of Plans subject to ERISA, and ERISA and Section 4975 of the Code prohibit certain transactions between a Plan and Parties in Interest or Disqualified Persons with respect to such Plan. Violations of these rules may result in the imposition of excise taxes and other penalties and liabilities under ERISA and the Code.

The U.S. Department of Labor (the "DOL") has promulgated a regulation, 29 C.F.R. §2510.3-101 (the "Plan Asset Regulation") describing what constitutes the assets of a Plan with respect to the Plan's investment in an entity for purposes of the fiduciary responsibility provisions of Title I of ERISA and Section 4975 of the Code. Under the Plan Asset Regulation, if a Plan invests in an "equity interest" of an entity that is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act, the Plan's assets are deemed to include both the equity interest itself and an undivided interest in each of the entity's underlying assets, unless it is established that the entity is an "operating company" or that equity participation by "benefit plan investors" is not "significant".

The Shares constitute "equity interests" in the Company for purposes of the Plan Asset Regulation; the Company will not be registered under the Investment Company Act; and it is not likely that the Company will qualify as an "operating company" for purposes of the Plan Asset Regulation. Therefore, if equity participation in the Company by Benefit Plan Investors (as defined below) is "significant" within the meaning of the Plan Asset Regulation, the assets of the Company could be deemed to be the assets of Plans investing in the Shares. If the assets of the Company were deemed to constitute the assets of an investing Plan, (i) transactions involving the assets of the Company could be subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code, (ii) the assets of the Company could be subject to ERISA's reporting and disclosure requirements, and (iii) the fiduciary causing the Plan to make an investment in the Shares could be deemed to have delegated its responsibility to manage the assets of the Plan.

Under the Plan Asset Regulation, equity participation in an entity by Benefit Plan Investors is "significant" on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interest in the entity is held by Benefit Plan Investors (the "25% Threshold").

The term "Benefit Plan Investor" is defined to include any (i) "employee benefit plan" (as defined in Section 3(3) of ERISA), whether or not subject to Title I of ERISA, including without limitation governmental plans, foreign pension plans and church plans, (ii) "plan" (as defined in Section 4975(e)(1) of the Code), whether or not subject to Section 4975 of the Code, including without limitation individual retirement accounts and Keogh plans, or (iii) entity whose underlying assets include plan assets by reason of such an employee benefit plan's or plan's investment in such entity, including without limitation, as applicable, an insurance company general account. For purposes of making determinations under the 25% threshold, (i) the value of any Shares held by a person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person (each such person or affiliate, a "Controlling Person"), is disregarded

which, in the case of the Company, will include the Manager and its affiliates, and (ii) only the proportion of an insurance company general account's equity investment in the Company that represents plan assets is taken into account.

1.2 Restrictions on Purchase

The Company intends to prohibit investors that are subject to Title I of ERISA or Section 4975 of the Code from acquiring any Shares. Accordingly, Benefit Plan Investors using assets of Plans that are subject to Title I of ERISA or Section 4975 of the Code (including, as applicable, assets of an insurance company general account) will not be permitted to acquire Shares, and each investor will be required to represent, or will be deemed to have represented, as applicable, that it is not a Benefit Plan Investor that is using assets of a Plan that is subject to ERISA or Section 4975 of the Code. Each purchaser of a Share admitted to settlement by means of the CREST UK system if any, will be deemed to represent and warrant that it is not a Benefit Plan Investor that is using assets of a Plan that is subject to ERISA or Section 4975 of the Code. In addition, the Company's articles of association provide that in the event that a purported transfer of any Share to a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code could result in the assets of the Company being treated as plan assets that are subject to Title I of ERISA or Section 4975 of the Code, any Shares held by such a Benefit Plan Investor shall be deemed to be Shares-in-Trust, and transferred automatically and by operation of law to a Trust for the benefit of one or more designated charities. For a discussion of transfer restrictions with respect to the Shares, see "Transfer Restrictions" below.

1.3 Special Considerations Applicable to Insurance Company General Accounts

Any purchaser that is an insurance company using the assets of an insurance company general account should note that pursuant to regulations issued pursuant to Section 401(c) of ERISA (the "General Account Regulations"), assets of an insurance company general account will not be treated as "plan assets" for purposes of the fiduciary responsibility provisions of ERISA and Section 4975 of the Code to the extent such assets relate to contracts issued to employee benefit plans on or before 31 December 1998 and the insurer satisfies various conditions. The plan asset status of insurance company separate accounts is unaffected by Section 401(c) of ERISA, and separate account assets are treated as the plan assets of any such plan invested in a separate account.

2 Transfer Restrictions

The Shares have not been and will not be registered under the Securities Act or any U.S. state securities or "Blue Sky" laws or the securities laws of any other jurisdiction and, accordingly, may not be reoffered, resold, pledged or otherwise transferred in the United States or to U.S. Persons unless the Shares are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available and in accordance with the restrictions described under "Eligible Investors" below.

Each purchaser of Shares will be required to represent and agree as follows:

(a) The purchaser (A) (i) is a U.S. Person that is an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee, (ii) is acquiring the Shares for its own account or for the account of an Accredited Investor or a Qualified Institutional Buyer that in each case is also a Qualified Purchaser or a Knowledgeable Employee and (iii) is aware, and each beneficial owner of the Shares has been advised, that the sale of the Shares to it is being made in reliance on Rule 144A or another exemption from the registration requirements of the Securities Act, or (B) is not a U.S. Person and is purchasing the Shares in an offshore transaction pursuant to Regulation S.

(b) The purchaser understands that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the Securities Act, that the Shares have not been and will not be registered under the Securities Act and that (A) if in the future the purchaser decides to offer, resell, pledge or otherwise transfer any of the Shares, such Shares may be offered, resold, pledged or otherwise transferred only (i) in the United States to a person whom the seller reasonably believes is a Qualified Institutional Buyer or an Accredited Investor that in each case also is a Qualified Purchaser or a Knowledgeable Employee, or (ii) outside the United States in a transaction complying with the provisions of Rule 903 or Rule 904 of Regulation S under the Securities Act and that (B) the purchaser will, and each subsequent holder is required to, notify any subsequent purchaser of the Shares from it of the resale restrictions referred to in (A) above.

(c) The purchaser understands that (other than initial purchasers who are Qualified Institutional Buyers) U.S. Persons that do not purchase Shares in a bona fide trade on the London Stock Exchange or Euronext Amsterdam will be required to hold Shares in certificated form and that the Shares will bear a legend substantially to the following effect:

THIS SECURITY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), ANY STATE SECURITIES LAWS IN THE UNITED STATES OR, EXCEPT AS SET OUT IN THE COMPANY'S PROSPECTUS (THE "PROSPECTUS"), THE SECURITIES LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE REOFFERED, RESOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT AS PERMITTED BY THIS LEGEND. THE HOLDER HEREOF, BY ITS ACCEPTANCE OF THIS SECURITY, REPRESENTS, ACKNOWLEDGES AND AGREES THAT IT WILL NOT REOFFER, RESELL, PLEDGE OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (X) IN COMPLIANCE WITH THE SECURITIES ACT AND OTHER APPLICABLE LAWS AND EXCEPT TO A TRANSFEREE WHO IS (i) (A) AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF THE SECURITIES ACT OR (B) A "QUALIFIED INSTITUTIONAL BUYER" (AS DEFINED IN RULE 144A OF THE SECURITIES ACT) AND IN EACH CASE ALSO A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE" WITHIN THE MEANING OF THE UNITED STATES INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE "1940 ACT"), OR (ii) NOT A "U.S. PERSON" (AS SUCH TERM IS DEFINED UNDER RULE 904 IN REGULATION S UNDER THE SECURITIES ACT) PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A BUYER THAT MEETS SUCH CRITERIA IN AN OFFSHORE TRANSACTION PURSUANT TO REGULATIONS AND (Y) (1) UPON DELIVERY OF ALL CERTIFICATIONS, OPINIONS AND OTHER DOCUMENTS THAT THE COMPANY MAY REQUIRE AND (2) IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAW OF ANY STATE OF THE UNITED STATES AND ANY OTHER JURISDICTION. FURTHER, NO PURCHASE, SALE OR TRANSFER OF THIS SECURITY MAY BE MADE UNLESS SUCH PURCHASE, SALE OR TRANSFER WILL NOT RESULT IN (i) THE ASSETS OF THE COMPANY CONSTITUTING "PLAN ASSETS" WITHIN THE MEANING OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974, AS AMENDED ("ERISA"), THAT ARE SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE "CODE") OR (ii) THE COMPANY BEING REQUIRED TO REGISTER AS AN INVESTMENT COMPANY UNDER THE 1940 ACT. EACH PURCHASER OR TRANSFEREE OF THIS SECURITY WILL BE REQUIRED TO REPRESENT OR WILL BE DEEMED TO HAVE REPRESENTED THAT (i) IT IS NOT AND IS NOT USING ASSETS OF A PLAN THAT IS SUBJECT TO TITLE I OF ERISA OR SECTION 4975 OF THE CODE AND (ii) IF IT IS A U.S. PERSON, THAT IT IS A "QUALIFIED PURCHASER" OR A "KNOWLEDGEABLE EMPLOYEE," AND WILL BE SUBJECT TO RESTRICTIONS AS PROVIDED IN THE COMPANY'S PROSPECTUS AND ARTICLES OF ASSOCIATION.

THIS SECURITY IS NOT TRANSFERABLE EXCEPT IN ACCORDANCE WITH THE RESTRICTIONS DESCRIBED HEREIN. EACH TRANSFEROR OF THIS SECURITY AGREES TO PROVIDE NOTICE OF THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE PROSPECTUS TO THE TRANSFEREE.

(d) The purchaser understands that no transfer of a Share will be effective, and the Company will not recognise any such transfer to a Benefit Plan Investor that is subject to Title I of ERISA or Section 4975 of the Code as more fully set forth in "ERISA Considerations" above.

3 Eligible Investors

The Shares may only be offered (i) in the United States to persons reasonably believed to be "Accredited Investors" (as such term is defined in Rule 501 of the Securities Act) or "Qualified Institutional Buyers" (as such term is defined in Rule 144A of the Securities Act) that in each case are also "Qualified Purchasers" or "Knowledgeable Employees" (as such terms are defined in the Investment Company Act) and (ii) outside the United States to investors that are not U.S. Persons in offshore transactions pursuant to Regulation S. Initial purchasers of the Shares will be required to make the representations and agreements set forth under "Transfer Restrictions" and "ERISA Considerations" herein. A Shareholder may only sell, transfer, assign, pledge, or otherwise dispose of its Shares within the United States to transferees that are Accredited Investors or Qualified Institutional Buyers, in reliance on the exemption from the registration requirements

of the Securities Act provided by Rule 144A or pursuant to another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and that are, in each case, also Qualified Purchasers or Knowledgeable Employees, or outside the United States to transferees that are not U.S. Persons pursuant to Regulation S. See "Transfer Restrictions" above.

4 Certificates

Save in respect of initial purchasers who are Qualified Institutional Buyers, each initial purchaser of Shares who is a U.S. Person and each U.S. Person who acquires Shares from another U.S. Person (other than pursuant to a bona fide market purchase on Euronext Amsterdam) is required to hold Shares in certificated form.

PART IX

CONSOLIDATED FINANCIAL INFORMATION FOR THE PERIOD ENDED 31 DECEMBER 2004

The consolidated financial information contained in this Part IX is derived from audited financial statements for the period ended 31 December 2004. Eurocastle's Initial Public Offering prospectus, dated 24 June 2004, contain Eurocastle's audited financial statements for the financial period ended 31 December 2003 under IFRS together with relevant accounting policies and notes and the independent auditor's report. In particular the financial information has been derived from the following sections of the audited financial statements for the period ended 31 December 2003: Balance sheet (page 71), Income Statement (page 70), Cash Flow Statement (page 72), Accounting Policies and Explanatory Notes (pages 74-78) and Statements of Changes in Equity (page 73). This information, which has been filed with, and can be found at, the Document Viewing Facility of the Financial Services Authority (25 North Colonnade, London E14 5HS), is incorporated into this Part IX by reference.

Basis of financial information

The financial information set out below has been extracted, without material adjustment, from the audited consolidated financial statements of the Company for the year ended 31 December 2004. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

The information set out below does not constitute statutory accounts within the meaning of Companies (Guernsey) Law 1994. The auditors of the Company for the year ended 31 December 2004 were Ernst & Young LLP.

Independent Auditors' Report

To the Members of Eurocastle Investment Limited

We have audited the group's financial statements for the year ended 31 December 2004 which comprise the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Statement of Cash Flows, Consolidated Statement of Changes in Equity and the related notes 1 to 22. These financial statements have been prepared on the basis of the accounting policies set out therein.

This report is made solely to the company's members, as a body, in accordance with Section 64 of the Companies (Guernsey) Law 1994. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report, including the financial statements which are required to be prepared in accordance with applicable Guernsey law and International Financial Reporting Standards.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies (Guernsey) Law 1994. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements.

This other information comprises the Directors' Report and the Chairman's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the group as at 31 December 2004 and of the profit of the group for the year then ended and have been properly prepared in accordance with the Companies (Guernsey) Law 1994.

Ernst & Young LLP
Registered Auditor
London

9 March 2005

Eurocastle Investment Limited and Subsidiaries

Consolidated Income Statement

	Notes	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
		€'000	
Operating Income			
Interest income		23,902	50
Rental income		344	—
Realised gain on securities portfolio contract	15	4,141	611
Loss on foreign currency translation		(613)	—
Realised gain on disposal of available-for-sale securities		1,356	—
Total operating income		29,130	661
Operating Expenses			
Interest expense		13,663	—
Property operating expenses		33	—
Other operating expenses	3	3,403	759
Total operating expenses		17,099	759
Net profit (loss)		12,031	(98)
Earnings per Ordinary Share (adjusted for share consolidation)			
Basic	12	0.79	(0.01)
Diluted	12	0.78	(0.01)
Weighted Average Ordinary Shares outstanding (adjusted for share consolidation)			
Basic	12	15,214,818	11,857,670
Diluted	12	15,495,783	11,857,670

See notes to the consolidated financial statements.

Eurocastle Investment Limited and Subsidiaries

Consolidated Balance Sheet

	Notes	31 December 2004	31 December 2003
		€'000	
Assets			
Cash and cash equivalents		10,293	1,690
Restricted cash		2,812	—
Securities portfolio contract	15	—	57,611
Asset backed securities, available-for-sale (includes cash to be invested)	4	1,264,484	—
Real estate related loans	5	21,938	—
Investment properties	7	318,514	—
Other assets	6	9,578	316
Total assets		1,627,619	59,617
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 18,463,670 shares issued and outstanding at 31 December 2004 (11,857,670 at 31 December 2003, adjusted for share consolidation)	13	192,709	59,027
Net unrealised gain on available-for-sale securities and hedge instruments	4,16	7,317	—
Accumulated profit (loss)		6,394	(98)
Total equity		206,420	58,929
Minority Interests		2	—
Liabilities			
CDO bonds payable	8	347,877	—
Bank borrowings	9	608,849	—
Repurchase agreements	10	197,584	—
Trade and other payables	11	266,887	688
Total liabilities		1,421,197	688
Total equity and liabilities		1,627,619	59,617

See notes to the consolidated financial statements.

Eurocastle Investment Limited and Subsidiaries

Consolidated Statement of Cash Flows

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Cash Flows from Operating Activities		
Net profit (loss)	12,031	(98)
Adjustments for:		
Unrealised gain on securities portfolio contract	—	(611)
Unrealised gain on foreign currency contracts	(275)	—
Accretion of discounts on securities	(791)	—
Amortisation of borrowing costs	225	—
Gain on disposal of available-for-sale securities	(1,356)	—
Gain on securities portfolio contract	(4,141)	—
Shares granted to Directors	72	—
Net change in operating assets and liabilities:		
Increase in restricted cash	(2,812)	—
Increase in other assets	(8,272)	(113)
Increase in trade and other payables	9,223	688
Net cash flows from (used in) operating activities	3,904	(134)
Cash Flows from Investing Activities		
Purchase of investment property	(315,589)	—
Securities portfolio contract deposit paid	(59,000)	(57,000)
Proceeds on securities portfolio contract deposit	120,752	—
Purchase of available-for-sale securities/loans	(1,082,650)	—
Proceeds from sale of available-for-sale securities	39,667	—
Repayment of security principal	19,363	—
Net cash flows used in investing activities	(1,277,457)	(57,000)
Cash Flows from Financing Activities		
Proceeds from issuance of ordinary shares	138,488	59,288
Costs related to issuance of ordinary shares	(4,878)	(261)
Issuance of bonds	347,658	—
Borrowings under repurchase agreements	197,584	—
Proceeds from bank borrowings	608,843	—
Payment of deferred financing costs	—	(203)
Dividends paid to shareholders	(5,539)	—
Net cash flows from financing activities	1,282,156	58,824
Net Increase in Cash and Cash Equivalents	8,603	1,690
Cash and Cash Equivalents, Beginning of Year	1,690	—
Cash and Cash Equivalents, End of Year	10,293	1,690

Eurocastle Investment Limited and Subsidiaries

Consolidated Statement of Changes in Equity

	Issued Capital					
	Ordinary Shares (Adjusted for Share Consolidation)	Amount	Net Unrealised Gains	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	*€'000*	*€'000*	*€'000*	*€'000*
At 8 August 2003 (Date of Formation)	—	—	—	—	—	—
Issuance of ordinary shares	11,857,670	59,288	—	—	—	59,288
Costs related to issuance of ordinary shares	—	(261)	—	—	—	(261)
Net loss	—	—	—	—	(98)	(98)
At 31 December 2003	11,857,670	59,027	—	—	(98)	58,929
At 1 January 2004	11,857,670	59,027	—	—	—	58,929
Second capital call on existing shares	—	59,288	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	79,200
Costs related to issuance of ordinary shares on IPO	—	(4,878)	—	—	—	(4,878)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	72
Net unrealised gain on available-for-sale securities	—	—	6,604	—	—	6,604
Net unrealised gain on hedge instruments	—	—	—	713	—	713
Dividends paid	—	—	—	—	(5,539)	(5,539)
Net profit	—	—	—	—	12,031	12,031
At 31 December 2004	18,463,670	192,709	6,604	713	6,394	206,420

1 BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. The principal activities of the Company include the investing in, financing and managing of European real estate related asset backed securities and other European real estate related assets. The Directors consider the Company to operate in three business segments, being other asset backed securities and real estate securities, real estate related loans, and investment properties, and one geographical segment, being Europe.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation further below. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by IASB's predecessor, the International Accounting Standards Committee, that remain in effect. In preparing financial statements, the same accounting principles and methods of computation are applied as in the financial statements as at 31 December 2003 and for the period then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Early Adoption of International Financial Reporting Standards

The Company has resolved to early adopt the revision to IAS 40 Investment Properties in 2004.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the year ended 31 December 2004.

Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 31 December 2004, the Company's subsidiaries consisted of its investment in Eurocastle Funding Limited ("EFL"), a limited company incorporated in Ireland, Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL through its rights as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12

Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as *sociétés à responsabilité limitée*. Longwave and Shortwave each own German companies which hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave. Also see Note 19.

Financial Instruments

Classification

Financial assets and liabilities held for trading are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not held for trading purposes, originated by the Company, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at cost, including transaction costs.

Subsequent to initial recognition all trading instruments and available-for-sale assets are measured at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of)

or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

Financial assets are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such indication exists, the asset's recoverable amount is estimated. Impairment loss is the difference between the net carrying value of an asset and its recoverable amount. Any such impairment loss is recognised in the income statement.

Securities and loans are considered to be impaired, for financial reporting purposes, when it is probable that the Company will be unable to collect all principal or interest when due according to the contractual terms of the original agreements, or, for securities or loans purchased at a discount for credit losses, when it determines that it is probable that it will be unable to collect as anticipated. Upon determination of impairment an allowance is established based on the recoverable amount of the underlying investment using a discounted cash flow analysis.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value. The fair value of a derivative hedging instrument is calculated in the same way as the fair value of trading instruments (refer to accounting policy above).

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on remeasurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged firm commitment affects the net profit and loss.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of the CDO I securitisation as a reserve for future trustee expenses. As such these funds are not available for use by the group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property acquired at the end of December 2004 has been recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement. Fair values for the properties have been assessed by the Company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value has been brought to account in the current period.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the

leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at cost, being the fair value of the consideration received net of issue costs associated with the borrowing.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest rate method. Amortised cost is calculated by taking into account any issue costs, and any discount or premium on settlement.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company. No provision for income taxes has been made. The Company's Irish subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The net income attributable to the subsidiaries for the year ended 31 December 2004 was *de minimis* and, therefore, no provision has been made.

Foreign Currency Translation

Transactions in foreign currencies are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary assets and liabilities denominated in foreign currencies, if any, are translated at the historical exchange rate and all differences are recognised in equity.

3 OTHER OPERATING EXPENSES

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Professional fees	764	484
Management fees (Note 14)	2,180	257
Other	459	18
	3,403	759

4 AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 31 December 2004.

	Current Face Amount	Amortised Cost Rate	Gains Unrealised Gains	Gains Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
		€'000							
Portfolio I									
CMBS	177,069	176,867	1,522	(79)	178,310	BBB+	4.01%	4.03%	3.65
Other ABS	215,177	214,051	2,576	(290)	216,337	BBB+	3.86%	4.24%	4.00
	392,246	390,918	4,098	(369)	394,647	BBB+	3.93%	4.16%	3.84
Portfolio II									
CMBS	95,035	94,468	630	(38)	95,060	BBB-	4.23%	4.31%	4.81
Other ABS	76,356	76,570	575	—	77,145	BBB	3.86%	3.82%	5.68
	171,391	171,038	1,205	(38)	172,205	BBB	4.07%	4.09%	5.20
Portfolio III									
CMBS	121,232	121,505	1,079	(204)	122,380	BBB+	4.62%	4.51%	3.80
Other ABS	97,550	96,398	878	(175)	97,101	BBB+	4.24%	4.77%	3.32
	218,782	217,903	1,957	(379)	219,481	BBB+	4.45%	4.63%	3.59
Total Portfolios	782,419	779,859	7,260	(786)	786,333	BBB+	4.11%	4.28%	4.07
Other Securities									
CMBS	131,472	130,630	300	(417)	130,513	AA-	3.32%	3.63%	2.26
Other ABS	83,928	84,187	273	(26)	84,434	A+	3.04%	2.96%	4.89
	215,400	214,817	573	(443)	214,947	AA-	3.21%	3.37%	3.29
	997,819	994,676	7,833	(1,229)	1,001,280	BBB+	3.91%	4.08%	3.90
Short-Term Investments									
Asset backed commercial paper	255,073	254,051	—	—	254,051	A-1+	n/a	213%	0.19
Total	1,252,892	1,248,727	7,833	(1,229)	1,255,331				
Restricted Cash					9,153				
Total Asset Backed Securities (including cash to be invested)					1,264,484				

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The Carrying Value in the table above includes restricted cash of €9.153 million included in Portfolio I pending its reinvestment in additional CMBS and other ABS.

The securities within Portfolio I are encumbered by the CDO I securitisation (Note 8). The securities within Portfolio II and Portfolio III are encumbered by the borrowings under the warehouse credit facilities for CDO II and CDO III described in Note 9. Most of the securities categorised as other above were subject to repurchase agreements described in Note 10 as at 31 December 2004.

Net unrealised gains on available-for-sale securities and hedge instruments recognised in the statement of changes in equity were as follows:

	€'000
Unrealised gains on available-for-sale securities	7,833
Unrealised losses on available-for-sale securities	(1,229)
Unrealised gain on hedge instruments (Note 16)	7,317

5 REAL ESTATE LOANS

	Current Face Amount	Amortised Cost Rate	Gains Unrealised Gains	Gains Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
			€'000						
Real estate loans	22,165	21,938	—	—	21,938	NR	8.35%	8.44%	5.88

6 OTHER ASSETS

	31 December 2004	31 December 2003
	€'000	
Interest receivable	7,800	—
Rent receivable	344	—
Deferred financing costs	217	203
Prepaid insurance	227	111
Derivative assets	990	—
Other assets	—	2
	9,578	316

Deferred financing costs represent costs associated with the issuance of a collateralised debt obligation and will be offset against the proceeds of the issuance.

7 INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Freehold Land & Buildings	Leasehold Property	Total
		€'000	
At 1 January 2004	—	—	—
Additions	303,480	15,034	318,514
At 31 December 2004	303,480	15,034	318,514

The investment property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52% of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.2 years.

A summary of the location and proportionate value of each property in the portfolio is as follows:

Location	Number of Properties	Proportionate Value
Nordrhein-Westfalen	30	33.71%
Baden-Württemberg	20	23.91%
Hesse	9	8.56%
Lower Saxony	8	9.66%
Bayern	7	7.30%
Rhineland-Palatinate	6	4.54%
Saxony-Anhalt	3	4.45%
Thuringia	5	2.68%
Saxony	2	1.63%
Schleswig-Holstein	1	1.33%
Hamburg	1	0.99%
Bremen	1	0.43%
Mecklenburg-West Pomerania	2	0.51%
Brandenburg	1	0.30%
	96	100.00%

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Lease arrangements over the land on which the five investment properties are built have unexpired terms ranging from 10 years to 86 years.

Schedule of Minimum Lease Payments Under Finance and Operating Leases

	Total Value	Present Value
	€'000	
Under 1 year	241	222
From 2 to 5 years	1,021	760
More than 5 years	28,638	1,943
Total	29,900	2,925

The total minimum value receipts under non-cancellable sub-leases at the balance date is €5,426,000 as set out below.

Schedule of Minimum Lease Receipts Under Sub-Leases

	Total Value	Present Value
	€'000	
Under 1 year	1,255	1,150
From 2 to 5 years	2,915	2,273
More than 5 years	1,256	623
Total	5,426	4,046

8 BONDS PAYABLE

CDO Bonds

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
			€'000		
A and B Notes	AAA/AA	351,000	347,877	2.777%	7.30

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9 BANK BORROWINGS

Bank borrowings comprises:

	31 December 2004	31 December 2003
	€'000	
Warehouse borrowings (Note 9.1)	350,843	—
Term financing (Note 9.2)	244,006	—
Revolving credit facility (Note 9.3)	14,000	—
	608,849	—

The amounts drawn under the revolving credit facility (€14,000,000) and the warehouse borrowing facility (€350,843,000) are due for repayment within one year of the balance sheet date.

9.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under a securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with any additional securities to be acquired, are financed and held in a custody account by the bank. The Company is using this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company currently anticipates completing the securitisations in the near term.

The terms of the credit facility provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points. The weighted average financing cost was 2.89% at 31 December 2004.

9.2 Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties certain of the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia,* all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.3 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18% p.a., payable quarterly.

9.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured over receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts the commitment fee is 0.5% p.a.

10 REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into master repurchase agreements with certain major investment banks to finance the purchase of available-for-sale securities. EFL's obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which resets or rolls monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €197.6 million and 2.35%, respectively at 31 December 2004.

11 TRADE AND OTHER PAYABLES

	31 December 2004	31 December 2003
	€'000	
Unsettled security purchases	254,051	—
Security deposit	5,000	—
Finance and operating lease payable	2,925	—
Interest payable	2,283	—
Accrued expenses	2,264	307
Due to affiliates-Manager	237	381
Other payables	127	—
	266,887	688

The unsettled security purchase of €254.0 million relates to the purchase of commercial paper bonds, which settled on 6 January 2005.

12 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the share options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
Weighted average number of ordinary shares outstanding, basic	15,214,818	11,857,670
Dilutive effect of ordinary share options	280,965	—
Weighted average number of ordinary shares outstanding, diluted	15,495,783	11,857,670

13 SHARE CAPITAL

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company issued 6,600,000 ordinary shares to institutional investors at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were issued with nil proceeds.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

14 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

The Company entered into the Management Agreement with the Manager, which provides for an initial term of ten years from August 2003 with automatic three year extensions, subject to certain termination rights. The Management Agreement may be terminated by the Company upon expiry of the initial term of ten years, or on each three year anniversary thereof in certain circumstances if a majority of shareholders

agree. In these circumstances, a termination fee is payable equal to the amount of management fees earned by the Manager during the twelve consecutive calendar months immediately preceding the termination. The Company may also terminate the Management Agreement in 60 days' notice without payment of a termination fee in the event of fraud, misappropriation of funds, gross negligence or wilful violation by the Manager. In addition, upon termination by either party (including for cause), the Company shall be entitled to purchase the Manager's right to receive incentive compensation from the Manager for a cash purchase price equal to its fair market value (as determined by independent appraisal to be conducted by an appraisal firm recognised in the United States and mutually agreed upon by the Company and the Manager) or otherwise shall continue to pay the incentive compensation to the Manager following termination or expiration of the Management Agreement, which payments could continue for an indefinite period of time. In addition, if the Company does not elect to purchase the Manager's right to receive incentive compensation, the Manager will have the right to require the Company to purchase the same at the price described above. Pursuant to the Management Agreement, the Manager, under the supervision of the Company's Board of Directors, will formulate investment strategies, arrange for the acquisition of assets, arrange for financing, monitor the performance of the Company's assets and provide certain advisory, administrative and managerial services in connection with the operations of the Company. For performing these services, the Company will pay the Manager an annual fee (payable monthly in arrears) of 1.5% of the gross equity of the Company (as defined in the Management Agreement).

The Management Agreement provides that the Company will reimburse the Manager for various expenses incurred by the Manager or its officers, employees and agents on the Company's behalf, including the cost of legal, accounting, tax, auditing, administrative and other similar services rendered for the Company by providers retained by the Manager or, if provided by the Manager's employees, in amounts which are no greater than those that would be payable to external professionals or consultants engaged to perform such services pursuant to agreements negotiated on an arms-length basis. Such expenses have been included in the Consolidated Income Statement.

To provide an incentive for the Manager to enhance the value of the Company's ordinary shares, the Manager is entitled to receive incentive compensation on a cumulative, but not compounding, basis in an amount equal to the product of (A) 25% of the euro amount by which (1) funds from operations ("FFO") of the Company before the incentive compensation per ordinary share, exceeds (2) an amount equal to (a) the weighted average of the price per ordinary share in any offerings by the Company (adjusted for any prior capital dividends or distributions) multiplied by (b) a simple interest rate of eight% (8%) per annum multiplied by (B) the weighted average number of ordinary shares outstanding during such period.

FFO is used to compute the Company's incentive compensation to the Manager. FFO, for these purposes, represents net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis).

At 31 December 2004 and 31 December 2003, management fees and expense reimbursements of approximately €0.2 million and €0.4 million, respectively, were due to the Manager.

Keith Dorrian and Paolo Bassi each currently receive €30,000 per annum payable semi-annually in equal instalments. Wesley R. Edens does not receive any remuneration from the Company.

As stated in Note 13, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in June 2004 with nil proceeds. In addition, Paolo Bassi and Keith Dorrian will be issued 5,000 shares and 1,000 shares, respectively, in each case at each of the Company's annual general meeting in 2005 and 2006, subject to each being a Director of the Company on the relevant date.

15 FINANCIAL INSTRUMENTS

Derivative Financial Instruments — Securities Portfolio Contract

In November 2003, the Company entered into a securities portfolio contract with a major investment bank (the "Bank") whereby the Bank purchased European commercial mortgage backed and other asset backed securities, targeted to aggregate approximately €500 million, subject to the Company's right, but not the obligation, to purchase such securities from the Bank. The Company had paid a deposit to the Bank. In June and July 2004, the Company exercised its right to purchase the securities. The fair value of the contract was calculated as the value of the securities purchased by the Bank, adjusted for the cost of funding the purchase

of securities and any other applicable costs. The fair value of the contract as at 31 December 2003 was approximately €57.6 million.

Risk Management

This section provides details of the Company's exposure to risk and describes the methods used by management to control risk. The most important types of financial risk to which the Company is exposed are market, credit, liquidity, interest rate and foreign currency risk.

Market Risk

The Company's exposure to market risk is comprised mainly of movements in the value of its security and property investments. The investment portfolios are managed within the parameters disclosed in the Company's prospectus relating to its IPO.

The Company's investment securities are predominantly floating rate and as such are valued based on a market credit spread over Euribor and Libor benchmarks for euro and sterling denominated assets, respectively. Increases in the credit spreads above such benchmarks may affect the Company's net equity, net income or cash flow directly through their impact on unrealised gains or losses on available-for-sale securities, and therefore its ability to realise gains on such securities, or indirectly through their impact on its ability to borrow and access capital.

Under the terms of the securities contract, the Company was exposed to market risk on the underlying securities as, should the intended securitisation of such assets not be consummated, the Company would have been required to either purchase the securities or pay the loss realised on the disposal up to the amount of any deposits made by the Company under the contract, less any interest earned on the deposits.

Credit Risk

The Company is subject to credit risk with respect to its investments in real estate and other asset backed securities and loans.

The securities the Company invests in are generally junior in right of payment of interest and principal to one or more senior classes, but benefit from the support of one or more subordinate classes of securities or other form of credit support within a securitisation transaction. While the expected yield on these securities is sensitive to the performance of the underlying assets, the more subordinated securities are designed to bear the first risk of default and loss.

The Company further minimises credit risk by actively monitoring its securities portfolios and the underlying credit quality of its holdings and, where appropriate, repositioning its investments to upgrade the credit quality and yield on the investments.

The Company's securities portfolio is diversified by asset type, industry, location and issuer. This diversification minimises the risk of capital loss. At 31 December 2004, the Company's securities, which serve as collateral for its CDO financings and other borrowings, had an overall weighted average credit rating of approximately BBB+.

The Company's asset backed securities for sale portfolio was split between countries within Europe as follows:

Country	Number of Securities 31 December 2004	Face Value of Securities	Location Split
		€'000	
United Kingdom	32	387,653	38.85%
Italy	15	255,941	25.65%
Pan European	9	135,703	13.60%
Germany	11	101,578	10.18%
France	5	46,399	4.65%
Other	11	70,545	7.07%
	83	997,819	100.00%

The Company's hedging transactions using derivative instruments also involve certain additional risks such as counterparty credit risk, the enforceability of hedging contracts and the risk that unanticipated and significant changes in interest rates will cause a significant loss of basis in the contract. The counterparties to the Company's derivative arrangements are major financial institutions with investment grade credit ratings with which the Company and its affiliates may also have other financial relationships. As a result, it is not anticipated that any of these counterparties will fail to meet their obligations.

Liquidity Risk

The Company's ability to execute its business strategy, particularly the growth of its investment portfolio, depends to a significant degree on the Company's ability to obtain additional capital.

The Company's primary source of funds for liquidity consists of net cash provided by operating activities, borrowings under loans and the issuance of debt and equity securities. The Company's loans and debt securities are generally secured directly over its assets. The Company expects that its cash on hand and cash flow provided by operations will satisfy its liquidity needs with respect to its current investment portfolio over the next 12 months. The Company expects to meet its long-term liquidity requirements, specifically the repayment of its debt obligations, through additional borrowings and the liquidation or refinancing of its assets at maturity.

A significant portion of the Company's investments are financed with collateralised debt obligations, known as CDOs. If spreads for CDO liabilities widen or if demand for such liabilities ceases to exist, then the ability to execute future CDO financings will be restricted. Proceeds from the sale of real estate and other asset backed securities which serve as collateral for the Company's CDO financings, including gains thereon, are required to be retained in the CDO structure until the related bonds are retired and are therefore not available to fund current cash needs.

The Company's real estate securities are financed long-term and their credit status is continuously monitored; therefore, these investments are expected to generate a generally stable current return, subject to interest rate fluctuations. The Company's operating real estate is also financed long-term and primarily leased to credit tenants with long-term leases and is therefore also expected to generate generally stable current cash flows.

As described in Note 9.3, the Company has access to temporary working capital through a revolving €35 million credit facility.

Interest Rate Risk

The Company's primary interest rate exposures relate to its real estate and other asset backed securities, loans and floating rate debt obligations, as well as its interest rate swaps. Changes in the level of interest rates also can affect the Company's ability to acquire securities and loans and its ability to realise gains from the settlement of such assets.

The Company's general financing strategy focuses on the use of match-funded structures, meaning that it seeks to match the maturities of its debt obligations with the maturities of its investments to minimise the risk that the Company will have to refinance its liabilities prior to the maturities of its assets, reducing the impact of changing interest rates on its earnings. In addition, the Company match funds interest rates on its investments with like-kind debt directly or through the use of interest rate swaps.

As of 31 December 2004, a 100 basis point increase in short-term interest rates would increase the Company's earnings by approximately €1 million per annum.

The weighted average interest rate on the fixed rate portion of the asset backed securities available-for-sale portfolio shown in the table is 7.14%.

The fixed interest rate portion of the bank loan and the relating interest rate swap was 4.53%.

The interest rate profile of the Company at 31 December 2004 and 31 December 2003 was as follows:

Type	Total Per Consolidated Balance Sheet	Non-Interest-Bearing Assets	Within 1 Year Fixed	Within 1 Year Variable	1 to 5 Years Fixed	1 to 5 Years Variable	Over 5 Years Fixed	Over 5 Years Variable
				€'000				
Assets								
2004								
Cash and cash equivalents	10,293	—	—	10,293	—	—	—	—
Restricted cash	2,812	—	—	2,812	—	—	—	—
Asset backed securities, available-for-sale	1,264,484	—	11,502	356,264	45,832	704,689	—	146,197
Real estate related loans, available-for-sale	21,938	—	—	—	—	7,165	—	14,773
Investment property	318,514	318,514	—	—	—	—	—	—
Other assets	9,578	8,588	—	276	—	—	714[(1)]	—
	1,627,619	327,102	11,502	369,845	45,832	711,854	714	160,970
2003								
Cash and cash equivalents	1,690	—	—	1,690	—	—	—	—
Securities portfolio contract	57,611	—	—	57,611	—	—	—	—
Other assets	316	316	—	—	—	—	—	—
	59,617	316	—	59,301	—	—	—	—
Liabilities								
2004								
CDO bonds payable	347,877	—	—	—	—	—	—	347,877
Bank loans	608,849	—	—	364,843	—	—	210,000	34,006
Repurchase agreements	197,584	—	—	197,584	—	—	—	—
Trade and other payables	266,887	266,887	—	—	—	—	—	—
	1,421,197	266,887	—	562,427	—	—	210,000	381,883
2003								
Trade and other payables	688	688	—	—	—	—	—	—
	688	688	—	—	—	—	—	—

Note:

(1) Net interest rate swap receivable related to the fixed €210 million portion of the term loan financing the investment properties.

Foreign Currency Risk

The Company's primary foreign currency exchange rate exposures relate to its sterling denominated portfolio of securities and loans. Changes in the currency rates can adversely impact the fair values and earnings streams of the Company's non-euro denominated assets and liabilities. The Company has mitigated this impact through a combination of (i) sterling denominated financing and (ii) rolling forward foreign exchange contracts to hedge its net sterling equity investment. At 31 December 2004, the net unrealised gain on these contracts was approximately €0.28 million.

In connection with the Company's purchase of its available-for-sale real estate and other asset backed securities and real estate loans, the foreign currency risk is covered through forward foreign currency exchange contracts.

The Company had net sterling assets as at 31 December 2004 of €3.93 million against forward foreign exchange contracts of €35.2 million.

Fair Value of Financial Instruments

Fair value represents the amount at which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arms length transaction. Differences therefore can arise between values under the historical cost method and fair value estimates. For those financial assets and liabilities which are not already carried at fair value the fair value is not considered to be materially different from the carrying value as at 31 December 2004. The fair value of such financial assets and liabilities has been assessed using the market prices and prevailing market rates.

16 HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case by case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain on measurement at fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swap is effective.

The details of interest rate swaps entered into by the Company are as follows:

	31 December 2004	31 December 2003
	€'000	
Nominal amount	210,000	—
Pay rate	3.4%	—
Receive rate	3 Month Euribor	—
Remaining life	8.3 years	—
Fair value	713	—

17 SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors) adopted a non-qualified share option plan for officers, Directors, employees, consultants and advisers, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. As a result the Manager has options over shares representing 10% of the current issued share capital of the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of grant.

18 SEGMENTAL REPORTING

The Company operates in one geographical segment, being Europe. The Company has conducted business through three primary segments: asset backed securities, real estate related loans and investment properties.

Summary financial data of the Company's business segments is provided below:

	Asset Backed Securities	Real Estate Related Loans	Investment Properties	Unallocated	Total Eurocastle
			€'000		
For the Year Ended 31 December 2004					
Gross revenues	28,502	284	344	—	29,130
Interest expense	(13,353)	—	(310)	—	(13,663)
Other operating expenses	(147)	—	(33)	(3,256)	(3,436)
Net profit	15,002	284	1	(3,256)	12,031
As at 31 December 2004					
Total assets	1,278,992	22,568	320,884	5,175	1,627,619
Total liabilities	(1,152,462)	—	(266,234)	(2,501)	(1,421,197)
Minority interest	—	—	—	(2)	(2)
Net assets	126,530	22,568	54,650	2,672	206,420

The unallocated portion of expenses consists primarily of interest on short-term investments, general and administrative expenses, and management fees pursuant to the Management Agreement.

The unallocated portion of assets and liabilities consists primarily of unrestricted cash, general prepayments and accruals, and the minority interests held by outside parties in the Company's consolidated subsidiaries.

19 LARGEST TEN INVESTMENTS AS AT 31 DECEMBER 2004

	Current Face	% of Portfolio	Carrying Value
		€'000	
Rhein-Main	255,073	15.89	254,051
Heloc IX B	40,336	2.51	39,882
Scip 2 Cl	38,500	2.40	38,640
Ghgfin 0 04/15/24	28,306	1.76	28,563
Annfin 0 01/10/	27,879	1.74	28,018
Geco 2002 D	25,000	1.56	24,663
Trevi IX B	24,000	1.50	24,060
Gco 2D	21,000	1.31	21,483
Nymph 2002-1 D	21,000	1.31	21,148
Split 2 A	20,000	1.25	20,018
	501,094	31.23	500,525

All of the above investments are asset backed securities listed on European stock exchanges, with the exception of Rhein-Main Securitisation Limited. Rhein-Main is a €7.5 billion asset backed commercial paper programme. Its underlying assets are Pan European, including trade receivables, mortgages, bills of exchange, auto and consumer loans, and equipment leases. Rhein-Main is rated A-1+ by Standard & Poor's and P-1 by Moody's, and matures on 15 March 2005.

20 INVESTMENT IN SUBSIDIARIES

The group structure of Eurocastle is designed to support the Group's businesses within an efficient legal, tax, regulatory and funding framework.

The significant operating subsidiaries, in which the Company owns a 100% equity interest, are listed by jurisdiction below:

Luxemburg:

Luxgate S.à.r.l.

Eurobarbican s.a.r.l

Germany:

Shortwave Acquisition GmbH
S-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
S-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
Longwave Acquisition GmbH
L-Wave Grundstücksverwaltungsgesellschaft 1 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 2 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 3 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 4 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 5 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 6 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 7 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 8 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 9 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 10 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 11 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 12 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 13 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 14 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 29 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 30 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 31 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 32 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 33 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 34 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 35 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 36 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 37 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 38 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 39 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 40 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 41 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 42 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 43 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 44 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 45 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 46 GmbH

L-Wave Grundstücksverwaltungsgesellschaft 15 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 16 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 17 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 18 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 19 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 20 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 21 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 22 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 23 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 24 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 25 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 26 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 27 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 28 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 47 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 48 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 49 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 50 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 51 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 52 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 53 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 54 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 55 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 56 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 57 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 58 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 59 GmbH
L-Wave Grundstücksverwaltungsgesellschaft 60 GmbH

Additionally, the Company has investments in Eurocastle Funding Limited, Eurocastle CDO I PLC, Eurocastle CDO II PLC, and Eurocastle CDO III PLC which it consolidates in accordance with SIC 12 — Consolidation — Special Purpose Entities.

21 DIVIDENDS PAID & PROPOSED

	Year Ended 31 December 2004	8 August 2003 (Formation Date) to 31 December 2003
	€'000	
Declared and paid during the year:		
Equity dividends on ordinary shares: Third quarter dividend for 2004: €0.30 (2003: nil)	5,539	—
	5,539	—
Dividend declared on 23 February 2005 (not recognised as a liability at 31 December 2005)		
Equity dividends on ordinary shares: Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093	—

22 COMPARATIVES

The Company commenced operations on 21 October 2003. As the Company's first period of operations is shorter than one year, comparative periods for the consolidated statement of income, cash flows and statement of changes in equity are shown for the period from 8 August to 31 December 2003.

PART X

UNAUDITED RESULTS FOR THE SIX MONTH PERIOD ENDED 30 JUNE 2005

The financial information set out below has been extracted, without material adjustment, from the unaudited results for the Company for the six-month period ended 30 June 2005. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

EUROCASTLE INVESTMENT LIMITED

Financial Report for the Half Year ended 30 June 2005

First Half 2005 Highlights

- Share offer completed in June 2005, raising net proceeds of €95 million
- Increased dividend by 6.1% from €0.33 per share in Q1 to €0.35 per share in Q2
- Completed two further non-recourse term financings for target real estate debt portfolios of £200 million and €400 million
- Net profit after taxation of €13.2 million for the half year, or €0.69 per diluted share
- FFO return on average invested capital was 12.8%.

Second Quarter 2005 Highlights

- Total assets amounted to €1,682.4 million at the quarter end
- Equity book value total of €291.9 million, or €12.06 per share
- Net profit after taxation of €6.8 million for the quarter, or €0.35 per diluted share
- Second quarter dividend of €0.35 per share, paid on 15 July 2005
- FFO return on average invested capital during the quarter was 12.6%

Selected Financial Data

(amounts in €'000, except share data and supplemental data)	Three Months Ended 30 June 2005	Half Year Ended 30 June 2005	Half Year Ended 30 June 2004
Net profit after taxation	6,760	13,215	3,786
Earnings per diluted share	0.35	0.69	0.32
Funds from operations ("FFO")	6,247	12,702	3,786
FFO per diluted share	0.32	0.66	0.32
Weighted average number of shares outstanding, diluted	19,332,958	19,253,965	11,955,615

Balance Sheet Data	30 June 2005	31 December 2004
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,213,385	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	47,239	21,938
Investment properties	319,451	318,514
Cash and cash equivalents	87,650	10,293
Total assets	1,682,412	1,627,619
Debt obligations	1,337,339	1,154,310
Shareholders' equity	291,864	206,420

Reconciliation of Funds from Operations (FFO) to net profit after taxation	Three Months Ended 30 June 2005	Half Year Ended 30 June 2005	Half Year Ended 30 June 2004
Net profit after taxation	6,760	13,215	3,786
Increase in fair value of investment properties	(513)	(513)	—
Funds from operations (FFO)	6,247	12,702	3,786

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net profit after taxation (computed in accordance with IFRS), excluding changes in fair value of investment properties. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data*

	As of 30 June 2005	As of 31 December 2004
Total debt investments	1,124,806	1,023,218
Weighted average asset yield	4.09%	4.18%
Weighted average liability cost	2.65%	2.73%
Weighted average net spread	1.44%	1.45%
Weighted average credit rating	BBB+	BBB+
Weighted average asset credit spread (above Euribor)	1.90%	1.99%

* excludes short-term investments with a maturity of less than 3 months and rated A-1+ by Standard & Poor's and P-1 by Moody's

	As of 30 June 2005	As of 31 December 2004
Percentage investment grade of securities portfolio	89	93%
Number of securities and loans	92	87

Supplemental Total Credit Leased Real Estate Data

	As of 30 June 2005	As of 31 December 2004
Investment properties at fair value	319,451	318,514
Weighted average asset yield	7.13%	7.10%
Weighted average liability cost	4.56%	4.56%
Weighted average net yield	2.57%	2.54%

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES CHAIRMAN'S STATEMENT

Overview

Eurocastle Investment Limited (LSE: ECT) reported net profit after taxation for the quarter ended 30 June 2005 of €6.8 million, or €0.35 per diluted share, as compared to €1.6 million, or €0.13 per diluted share, for the second quarter of 2004. The Company also reported net profit after taxation for the half year ended 30 June 2005 of €13.2 million, or €0.69 per diluted share, as compared to €3.8 million, or €0.32 per diluted share, for the first half of 2004. Funds from operations (or FFO), which exclude a €0.5 million increase in the fair value of the Company's credit-leased real estate classified as investment properties in the balance sheet, amounted to €12.7 million and €6.2 million, respectively, for the half year and quarter ended 30 June 2005. Eurocastle generated an FFO return on average invested common equity of 12.6% for the quarter, and 12.8% for the half year, ended 30 June 2005. As of 30 June 2005, the Company's shareholders' equity was €291.9 million or €12.06 per outstanding share, as compared to €196.4 million, or €10.64 per outstanding share, as of 30 June 2004.

Eurocastle's core business strategy is to invest in and manage a diverse portfolio consisting primarily of European real estate related debt and real estate assets. The Company's objective is to deliver stable and growing dividends and attractive risk-adjusted returns to shareholders by optimizing the difference between the yield on investments and the cost of financing these investments. Since Eurocastle's IPO in June 2004, the Company's annualized dividends to shareholders have increased by approximately 17% from €1.20 to €1.40 per share.

Although we are starting to see some widening of credit spreads, they continue to be at historically tight levels. In spite of this, we have continued to accretively invest capital in real estate debt and credit-leased real estate and are pleased with the performance of our overall investment portfolio. As asset spreads have tightened, our debt costs have declined correspondingly; the weighted average net spread (or the yield on our assets minus the cost of our debt) on the real estate debt portfolio was 1.44% at 30 June 2005, compared to 1.45% at the end of December 2004. The European real estate debt markets continue to be active and growing. In the first half of 2005, new issuances of real estate related debt totalled €100 billion, up 27% from the comparable period in 2004. We expect this record growth to continue to provide Eurocastle with significant accretive investment opportunities in real estate related debt.

Given our investment pace since the half year end and our current investment pipeline, substantially all of the equity capital that we raised in June 2005 is invested or committed to investments.

Second Quarter 2005 Dividend

We aim to pay out substantially all of Eurocastle's earnings in the form of quarterly dividends to shareholders. On 14 June 2005, the Board of Directors of Eurocastle declared a dividend of €0.35 per share for the quarter ended 3 June 2005, an increase of €0.02 per share from the prior quarter. The record date for this increased dividend was 24 June 2005 and the payment date was 15 July 2005.

Investment Activity

Real Estate Debt Portfolio

In the half year ended 30 June 2005, Eurocastle purchased approximately €205 million of real estate related securities and €24 million of real estate related loans, with approximately €159 million in face amount of real estate securities, other asset backed securities and real estate loans having been purchased during the quarter ended 30 June 2005. The securities purchased during the quarter had an average credit rating of BBB and an average credit spread above Euribor of 1.22% Purchases of CMBS in the second quarter amounted to €108.4 million, with an average spread of 1.40% and average rating of BBB. RMBS purchases in the second quarter amounted to €20.6 million, with an average spread of 0.85% and average rating of BBB. Other ABS purchases in the second quarter amounted to €29.9 million, with an average spread of 0.86% and average rating of A.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate and other asset backed securities and real estate related loans during the second quarter was €64.8 million, raising the amount of these investments from €1,052.1 million at the last quarter end to €1,116.9 million. We have also seen significant opportunities to invest in the B-Note and mezzanine loan markets and have developed a robust pipeline of these investments for the third quarter of 2005.

Credit-Leased Real Estate Portfolio

In the credit-leased real estate markets, we are continuing to build on our successful December 2004 acquisition of 96 German properties from Deutsche Bank AG by developing a strong investment pipeline of European credit-leased real estate. During the quarter, we entered into negotiations to purchase up to €350 million of credit-leased real estate. On 25 July 2005, Eurocastle invested approximately €184 million in assets backed by a portfolio of commercial properties under long-term leases with the Italian government. Consistent with our policy of match funding, this investment has been term financed on a fixed rate basis.

Capital Markets

During the quarter, Eurocastle successfully completed a public offering of 5,740,000 shares resulting in gross proceeds to the Company of approximately €99 million (net proceeds €95 million) and closed two secured term financings to match fund our real estate debt investments. Moreover, after the quarter, we established a revolving credit facility to finance additional investments.

The term financing of the Company's first sterling-denominated portfolio of real estate debt investments, Eurocastle CDO II, was completed on 5 May 2005. Approximately £158 million, or 79%, of the £200 million issue was rated AAA by S&P and Fitch respectively. The CDO has a weighted average life of approximately ten years.

The term financing of the Company's second euro-denominated portfolio of real estate investments, Eurocastle CDO III, was completed on 28 April 2005. Approximately €324 million, or approximately 81%, of the €400 million issue was rated AAA by S&P and Fitch respectively. The CDO also has a weighted average life of approximately ten years.

On 14 July 2005, we established a €400 million three year extendable revolving credit facility. We intend to use this facility to acquire additional real estate debt and to refinance a significant part of the portfolio previously financed under short-term repurchase agreements. Since 30 June 2005, our short-term financings have been reduced by €120.6 million by using this facility.

Investment Portfolio

Real Estate Debt Portfolio

As of 30 June 2005, Eurocastle's total real estate debt portfolio of approximately €1.3 billion, which represents approximately 75% of the Company's total assets, included €571.2 million of CMBS, €103.6 million of short-term investments, €506.4 million of other asset backed securities, €47.2 million of loans and €32.2 million of cash held pending investment in additional real estate related debt. The real estate debt portfolio is well diversified with 92 securities and loans and an average life of approximately 3.6 years; approximately 96% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 50% in the UK, 16% in Italy, 12% in Germany, 11% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB+ and approximately 89% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.90% as of 30 June 2005.

Our real estate debt portfolio has continued to perform well. As of 30 June 2005, none of our securities or loans have defaulted, and there have been no principal losses to date. We continue to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

Credit-Leased Real Estate Portfolio

As of 30 June 2005, Eurocastle owned an approximately €319 million portfolio of credit-leased real estate consisting of 96 German properties, or approximately 300,000 square meters of office space, which are leased primarily to Deutsche Bank. Deutsche Bank continues to occupy most of the current space on a medium to long-term basis. Since we acquired the portfolio in December, we have added 16 new leases, bringing the total occupancy of this portfolio to approximately 76% We continue to work on adding new tenants to our properties, as well as managing the lease renewal or re-letting of space under leases that are expiring or near expiration.

About Eurocastle

Eurocastle Investment Limited is a Euro-denominated Guernsey closed-end investment company that invests in and manages a diverse portfolio consisting primarily of European real estate related debt and real estate assets. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management.

Conference Call

Management will conduct a conference call on Thursday, 4 August 2005 to review the Company's financial results for the half year and quarter ended 30 June 2005. The conference call is scheduled for 3:00 P.M. London time (10 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialling +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Half Year and Second Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 12 August 2005 by dialling +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "8170404."

Eurocastle Investment Limited and Subsidiaries

Consolidated Income Statement

	Notes	Unaudited Half Year to 30 June 2005	Unaudited Half Year to 30 June 2004
		€'000	*€'000*
Operating income			
Interest income		30,437	2,763
Rental income		12,655	—
Unrealised gain on securities portfolio contract		—	4,056
Realised gain on disposal of available-for-sale securities		1,853	—
Increase in fair value of investment properties		513	—
Total operating income		45,458	6,819
Operating expenses			
Interest expense		25,495	1,808
Losses on foreign currency contracts/currency translation		1,159	50
Property expenses		1,202	—
Other operating expenses	3	4,100	1,175
Total operating expenses		31,956	3,033
Profit on ordinary activities before taxation		13,502	3,786
Taxation expense		287	—
Net profit after taxation		13,215	3,786
Earnings per ordinary share (adjusted for share consolidation)			
Basic	12	0.71	0.32
Diluted	12	0.69	0.32
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	12	18,529,515	11,930,263
Diluted	12	19,253,965	11,955,615

See notes to the consolidated interim financial statements

Independent Review Report to Eurocastle Investment Limited

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2005 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Equity and the related notes 1 to 17. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the United Kingdom Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Ernst & Young LLP
London

3 August 2005

Eurocastle Investment Limited and Subsidiaries

Consolidated Income Statement

	Notes	Unaudited Half Year to 30 June 2005	Unaudited Half Year to 30 June 2004
		€'000	€'000
Operating income			
Interest income		30,437	2,763
Rental income		12,655	—
Unrealised gain on securities portfolio contract		—	4,056
Realised gain on disposal of available-for-sale securities		1,853	—
Increase in fair value of investment properties		513	—
Total operating income		45,458	6,819
Operating expenses			
Interest expense		25,495	1,808
Losses on foreign currency contracts/currency translation		1,159	50
Property expenses		1,202	—
Other operating expenses	3	4,100	1,175
Total operating expenses		31,956	3,033
Profit on ordinary activities before taxation		13,502	3,786
Taxation expense		287	—
Net profit after taxation		13,215	3,786
Earnings per ordinary share (adjusted for shareconsolidation)			
Basic	12	0.71	0.32
Diluted	12	0.69	0.32
Weighted average ordinary shares outstanding (adjusted for share consolidation)			
Basic	12	18,529,515	11,930,263
Diluted	12	19,253,965	11,955,615

See notes to the consolidated interim financial statements

Eurocastle Investment Limited and Subsidiaries

Consolidated Balance Sheet

	Notes	Unaudited 30 June 2005	31 December 2004
		€'000	*€'000*
Assets			
Cash and cash equivalents		87,650	10,293
Restricted cash		1,769	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	4	923,682	796,522
Asset backed securities pledged under repurchase agreements	4	289,703	467,962
Real estate related loans	5	33,170	21,938
Real estate related loans pledged under repurchase agreements	5	14,069	—
Investment property	7	319,451	318,514
Other assets	6	12,918	9,578
Total assets		1,682,412	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 30 June 2005	13	286,814	192,309
Net unrealised gain on available-for-sales securities	4	9,252	6,604
Hedging reserve	4,14	(6,179)	713
Accumulated profit		957	6,394
Other reserves	13	1,020	400
Total equity		291,864	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	8	789,563	347,877
Bank borrowings	9	244,004	608,849
Repurchase agreements	10	303,772	197,584
Taxation payable		287	—
Dividends payable	16	6,464	—
Trade and other payables	11	46,456	266,887
Total liabilities		1,390,546	1,421,197
Total equity and liabilities		1,682,412	1,627,619

See notes to the consolidated interim financial statements

Eurocastle Investment Limited and Subsidiaries

Consolidated Statement of Cash Flows

	Unaudited Half Year to 30 June 2005	Unaudited Half Year to 30 June 2004
	€'000	*€'000*
Cash Flows From Operating Activities		
Net profit before taxation	13,502	3,786
Adjustments for:		
Unrealised gain on securities portfolio contract	—	(4,056)
Unrealised (gain)/loss on foreign currency contracts	(76)	52
Accretion of discounts on securities	(2,854)	(171)
Amortisation of borrowing costs	525	—
Gain on disposal of available-for-sale securities	(1,853)	—
Shares granted to Directors	27	72
Revaluation (gain) on investment properties	(513)	—
Net change in operating assets and liabilities:		
Decrease/(Increase) in restricted cash	1,043	(1,381)
Increase in other assets	(3,896)	(2,616)
Increase in trade and other payables	27,441	1,690
Net cash flows used in operating activities	33,346	(2,624)
Cash Flows From Investing Activities		
Securities portfolio contract deposit	—	(59,000)
Repayment of securities portfolio contract deposit	—	69,125
Addition to investment property	(424)	—
Net purchase of available-for-sale securities/loans	(308,215)	(507,529)
Proceeds from sale of available-for-sale-securities	87,317	568
Net cash flows used in investing activities	(221,322)	(496,836)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(3,998)	(4,233)
Proceeds from issuance of bonds	445,943	351,000
Costs related to issuance of bonds	(4,523)	(3,342)
Borrowings under repurchase agreements	106,188	92,142
Repayments under warehouse borrowing facility	(350,843)	—
Repayment of bank borrowings	(14,261)	—
Dividends paid to shareholders	(12,188)	—
Net cash flows from financing activities	265,333	574,055
Net Increase in Cash and Cash Equivalents	77,357	74,595
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	87,650	76,285

Consolidated Statement of Changes in Equity

	Ordinary Shares (adjusted for share consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/(Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	€'000	€'000	€'000	€'000	€'000
At 1 January 2004 (as previously reported)	11,857,670	59,027	—	—	—	(98)	58,929
Effect of adopting IFRS 2	—	—	200	—	—	—	200
Costs related to issuance of shares on IPO	—	(200)	—	—	—	—	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	—	—	(98)	58,929
Second capital call on existing shares	—	59,288	—	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	—	79,200
Effect of adoption of IFRS — fair value of share options	—	—	200	—	—	—	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	—	(4,433)	—	—	—	—	(4,433)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	—	72
Net unrealised loss on available for sale securities	—	—	—	(609)	—	—	(609)
Net profit	—	—	—	—	—	3,786	3,786
At 30 June 2004 (restated) (unaudited)	18,463,670	192,954	400	(609)	—	3,688	196,433
At 1 July 2004 (restated)	18,463,670	192,954	400	(609)	—	3,688	196,433
Costs related to issuance of ordinary shares on IPO	—	(645)	—	—	—	—	(645)
Net unrealised gain on available for sale securities	—	—	—	7,213	—	—	7,213
Net unrealised gain on hedge instruments	—	—	—	—	713	—	713
Net gains not recognised in the income statement	—	—	400	6,604	713	—	7,717
Net profit for the period	—	—	—	—	—	8,245	8,245
Total income and expense for the year	—	—	400	6,604	713	12,031	19,748
Dividends paid	—	—	—	—	—	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	—	—	—	4,038	—	—	4,038
Issuance of shares — June 2005	5,740,000	99,015	—	—	—	—	99,015
Costs related to issue of shares — June 2005		(3,998)	—	—	—	—	(3,998)
Issuance of ordinary shares to Directors	6,000	108	—	—	—	—	108
Realised losses reclassified to the income statement	—	—	—	2	—	—	2
Realised gains reclassified to the income statement	—	—	—	(1,392)	—	—	(1,392)
Net unrealised loss on hedge instruments	—	—	—	—	(6,892)	—	(6,892)
Cost related to issue of options on follow on share issue	—	(620)	620	—	—	—	—
Net gains not recognised in the income statement	—	—	1,020	9,252	(6,179)	—	4,093
Net profit for the period	—	—	—	—	—	13,215	13,215
Total income and expense for the period	—	—	—	2,648	(6,892)	13,215	8,971
Dividends paid and declared	—	—	—	—	—	(18,652)	(18,652)
At 30 June 2005 (unaudited)	24,209,670	286,814	1,020	9,252	(6,179)	957	291,864

Unaudited Notes to Consolidated Financial Statements

1 BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company. The principal activities of the Company include the investing in, financing and managing of European real estate securities, other European asset backed securities, and other European real estate related assets.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements". In preparing interim financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Company's consolidated interim financial statements:

IFRS 2 "Share-based payments" — Share options granted in 2003 and 2004 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.

IAS 39 Financial Instruments: Recognition and Measurement — Asset backed securities, available for sale at fair value of €289.7 million (31 December 2004: €468.0 million) and real estate loans of €14 million (31 December 2004: nil) have been pledged to third parties in sale and repurchase agreements.

In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the half year ended 30 June 2005. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 30 June 2005, the Company's subsidiaries consisted of Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II") and Eurocastle CDO III PLC ("CDO III"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II and CDO III as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as *sociétés à responsabilité limitée*. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has two subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affects the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property is initially recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II and CDO III are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the six months ended 30 June 2005 relates to these subsidiaries.

Foreign Currency Translation

The functional and presentation currency of the Company and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payment the Company has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

3 OTHER OPERATING EXPENSES

	Unaudited Half Year to 30 June 2005	Unaudited Half Year to 30 June 2004
	€'000	€'000
Professional fees	795	397
Management fees	1,449	641
Incentive fees	1,456	—
Other	400	137
	4,100	1,175

4 AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 30 June 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	159,288	159,197	2,002	(62)	161,137	BBB	3.96%	4.00%	3.31
Other ABS	231,583	231,761	3,492	(91)	235,162	A-	4.04%	4.04%	3.45
	390,871	390,958	5,494	(153)	396,299	BBB+	4.01%	4.02%	
Portfolio II									
CMBS	136,254	135,687	847	(107)	136,427	BBB	3.46%	3.51%	5.10
Other ABS	119,727	120,316	684	(324)	120,676	BBB	4.03%	3.94%	4.36
	255,981	256,003	1,531	(431)	257,103	BBB	3.73%	3.71%	4.75

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio III									
CMBS	116,563	116,782	1,199	(136)	117,845	BBB-	4.31%	4.33%	4.24
Other ABS	106,547	105,894	1,754	(241)	107,407	BBB	4.08%	4.37%	2.94
	223,110	222,676	2,953	(377)	225,252	BBB	4.20%	4.34%	3.62
Total Portfolio	869,962	869,637	9,978	(961)	878,654	BBB	3.98%	4.01%	3.85
Other Securities									
CMBS	156,460	155,538	429	(249)	155,718	BBB+	3.47%	3.55%	2.36
Other ABS	42,993	43,140	155	(100)	43,195	A+	3.18%	3.12%	3.71
	199,453	198,678	584	(349)	198,913	A-	3.41%	3.46%	2.65
	1,069,415	1,068,315	10,562	(1,310)	1,077,567	BBB+	3.87%	3.91%	3.63
Short-Term Investments									
Certificate of deposit	103,600	103,600	—	—	103,600	A-1+	n/a	1.97%	0.1
Total	1,173,015	1,171,915	10,562	(1,310)	1,181,167				
Restricted Cash					32,218				
Total Asset Backed Securities (including cash to be invested) (unaudited)					1,213,385				

Note:

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 8).

Asset backed securities, available for sale at fair value of €289.7 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	Unaudited 30 June 2005	31 December 2004
	€'000	€'000
Asset backed securities, available for sale (includes cash to be invested)	923,682	796,522
Asset backed securities pledged under repurchase agreements	289,703	467,962
Total asset backed securities	1,213,385	1,264,484

Cumulative net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	Unaudited 30 June 2005	31 December 2004
	€'000	€'000
Unrealised gains on available-for-sale securities	10,562	7,833
Unrealised losses on available-for-sale securities	(1,310)	(1,229)
Unrealised (loss)/gain on hedge instruments (Note 14)	(6,179)	713
	3,073	7,317

5 REAL ESTATE LOANS

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Real estate loans	47,485	47,239	—	—	47,239	(1)	6.82%	8.27%	3.91

Note:

(1) Included in real estate loans are loans with a total current face amount of €24.2 million and with an average rating of BB– from Standard and Poors.

Real estate loans with a carrying value of €14.07 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these loans have been reclassified as pledged assets as follows:

	Unaudited 30 June 2005	31 December 2004
	€'000	*€'000*
Real estate loans	33,170	21,938
Real estate loans pledged under repurchase agreements	14,069	—
Total real estate loans	47,239	21,938

6 OTHER ASSETS

	Unaudited 30 June 2005	31 December 2004
	€'000	*€'000*
Interest receivable	11,379	7,800
Rent receivable	702	344
Deferred financing costs	—	217
Prepaid insurance	36	227
Derivative assets	76	990
Unsettled security transactions	417	—
Other assets	308	—
	12,918	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

7 INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Land & Buildings	Leasehold Property	Total
		€'000 (unaudited)	
At 1 January 2005	303,480	15,034	318,514
Additions	404	20	424
Increase in fair value	446	67	513
At 30 June 2005	304,330	15,121	319,451

The property portfolio consists of 96 office and retail assets located throughout metropolitan and regional Germany, predominantly in western Germany. The properties were acquired from Deutsche Bank, which remains the largest occupant of the portfolio, occupying approximately 52% of the portfolio by area. Deutsche Bank's weighted average unexpired lease term is 7.0 years.

Fair values of the investment properties have been assessed by the company based on a valuation carried out by external valuers.

8 BONDS PAYABLE

CDO Bonds

As at 30 June 2005 (unaudited)

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
		€'000	*€'000*		
A, B and C Notes	AAA/AA/A	799,058	789,563	2.63%	8.6

As at 31 December 2004

Class	Rating	Current Face Amount	Carrying Amount	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
		€'000	*€'000*		
A and B Notes	AAA/AA	351,000	347,877	2.78%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

9 BANK BORROWINGS

The bank borrowings comprises of:

		Unaudited 30 June 2005	31 December 2004
		€'000	*€'000*
Warehouse borrowing	(Note 9.1)	—	350,843
Term finance	(Note 9.2)	244,004	244,006
Revolving credit facility	(Note 9.3)	—	14,000
		244,004	608,849

Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Company used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of the credit facility provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

Term Financing for Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia,* all the real estate purchased as well as over rental streams and bank accounts. The term of the facility is 8.1 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18% p.a, payable quarterly.

Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with a major investment bank as a means of securing access to temporary working capital. The facility is secured by receivables

flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

10 REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €303.8 million and 2.33%, respectively at 30 June 2005.

11 TRADE AND OTHER PAYABLES

	Unaudited 30 June 2005	31 December 2004
	€'000	*€'000*
Security deposit	5,006	5,000
Unsettled security purchases	20,336	254,051
Interest payable	6,551	2,283
Accrued expenses	3,393	2,264
Due to affiliates — Manager	1,971	237
Derivative liabilities	6,179	—
Finance & operating lease payable	2,886	2,925
Other payables	134	127
	46,456	266,887

12 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Unaudited Six Months Ended 30 June 2005	Unaudited Six Months Ended 30 June 2004
Weighted average number of ordinary shares, outstanding basic	18,529,515	11,930,263
Dilutive effect of ordinary share options	724,450	25,352
Weighted average number of ordinary shares outstanding, diluted	19,253,965	11,955,615

13 SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company.

Under the Company's Articles of Association, the Directors have the authority to effect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

14 HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Company are as follows:

	Unaudited 30 June 2005	31 December 2004
	€'000	*€'000*
Nominal amount	210,000	210,000
Pay rate	3.47%	3.47%
Receive rate	3 Month Euribor	3 Month Euribor
Remaining life	7.8 years	8.3 years
Fair value of swaps (liabilities)/assets	(6,179)	713

15 SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire 1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

16 DIVIDENDS PAID & DECLARED

	Unaudited Six Months ended Ended 30 June 2005
	€'000
Paid during the 6 months ended 30 June 2005:	
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
First quarter dividend for 2005: €0.33 (2004: nil)	6,095
	12,188
Second quarter dividend declared on 14 June 2005: €0.35 (2004: nil)	6,464

17 SUBSEQUENT EVENTS

Subsequent to the half year end, the Company invested approximately €184 million in assets backed by a portfolio of commercial properties under long-term leases with the Italian government. Consistent with the Company's policy of match funding, this investment has been term financed on a fixed rate basis. In addition, the Company has established a €400 million three year extendable revolving credit facility under which €168.7 million of assets are currently financed.

PART XI

UNAUDITED RESULTS FOR THE NINE MONTH PERIOD ENDED 30 SEPTEMBER 2005

The financial information set out below has been extracted, without material adjustment, from the unaudited results for the Company for the nine-month period ended 30 September 2005. The financial statements of the Company are prepared under International Financial Reporting Standards (IFRS).

EUROCASTLE INVESTMENT LIMITED

Financial Report for the nine months ended 30 September 2005

Nine Months 2005 Highlights

- Share offer completed in June 2005, raising net proceeds of €95 million
- Increased dividend by 12.1% from €0.33 per share in Q1 to €0.37 per share in Q3
- Completed two further non-recourse term financings for target real estate debt portfolios of £200 million and €400 million
- Net profit after taxation of €29.6 million for the nine months, or €1.39 per diluted share
- Funds from operations ("FFO") of €22.0 million for the nine months, or €1.04 per diluted share
- FFO return on average invested capital was 12.7%.

Third Quarter 2005 Highlights

- Total assets amounted to €1,927.7 million at the quarter end
- Equity book value total of €306.2 million, or €12.65 per share
- Net profit after taxation of €16.4 million for the quarter, or €0.65 per diluted share
- FFO of €9.3 million, or €0.37 per diluted share
- Third quarter dividend of €0.37 per share, to be paid on 11 November 2005
- FFO return on average invested capital during the quarter was 12.5%.

Selected Financial Data

(amounts in €'000, except share data and supplemental data) Operating Data	Three Months Ended 30 September 2005	Nine Months Ended 30 September 2005	Nine Months Ended 30 September 2004
Net profit after taxation	16,352	29,567	6,970
Earnings per diluted share	0.65	1.39	0.49
FFO	9,298	22,000	6,970
FFO per diluted share	0.37	1.04	0.49
Weighted average number of shares outstanding, diluted	25,046,485	21,206,023	14,302,043

	As of 30 September 2005	As of 31 December 2004
Balance Sheet Data		
Asset backed securities (includes cash to be invested and securities pledged under repurchase agreements)	1,203,752	1,264,484
Real estate loans (includes loans pledged under repurchase agreements)	99,632	21,938
Investment property	398,042	318,514
Real estate fund units	181,992	—
Cash and cash equivalents	17,500	10,293
Total assets	1,927,734	1,627,619
Debt obligations	1,550,281	1,154,310
Shareholders' equity	306,237	206,420

Reconciliation of Funds from Operations (FFO) to net profit after taxation

	Three Months Ended 30 September 2005	Nine Months Ended 30 September 2005	Nine Months Ended 30 September 2004
Net profit after taxation	16,352	29,567	6,970
Decrease/(increase) in fair value of investment properties	68	(445)	—
Increase in fair value of real estate fund units	(7,122)	(7,122)	—
Funds from operations (FFO)	9,298	22,000	6,970

FFO is an appropriate measure of the underlying operating performance of real estate companies because it provides investors with information regarding our ability to service debt and make capital expenditures. Furthermore, FFO is used to compute our incentive compensation to our manager. FFO, for our purposes, represents net profit after taxation (computed in accordance with IFRS), excluding changes in the fair value of investment properties and mark to market fluctuations in real estate fund units. We consider gains and losses on resolution of our investments to be a normal part of our recurring operations and therefore do not exclude such gains and losses when arriving at FFO. FFO does not represent cash generated from operating activities in accordance with IFRS and therefore should not be considered an alternative to cash flow as a measure of liquidity, and is not necessarily indicative of cash available to fund cash needs. Our calculation of FFO may be different from the calculation used by other companies and, therefore, comparability may be limited.

Supplemental Total Real Estate and Other ABS Securities and Real Estate Loans Data

	As of 30 September 2005	As of 31 December 2004
Total debt investments (excluding restricted cash)	1,278,683	1,023,218
Weighted average asset yield	4.06%*	4.18%
Weighted average liability cost	2.72%	2.735
Weighted average net spread	1.34%	1.45%
Weighted average credit rating	BBB+	BBB+
Weighted average asset credit spread (above Euribor)	1.95%*	1.99%
Percentage investment grade of securities portfolio	92%	93%
Number of securities and loans	106	87

* includes assets and liabilities referenced under a total return swap

Supplemental Total Credit Leased Real Estate Data

	As of 30 September 2005	As of 31 December 2004
Investment properties at fair value	398,042	318,514
Real estate fund units	181,992	—
Total investment in credit leased real estate assets	580,034	318,514
Weighted average asset yield	7.99%	7.10%
Weighted average liability cost	4.78%	4.56%
Weighted average net spread	3.21%	2.54%

CHAIRMAN'S STATEMENT

Overview

Eurocastle Investment Limited (LSE: ECT) reports net profit after taxation for the quarter ended 30 September 2005 of €16.4 million, or €0.65 per diluted share, as compared to €3.2 million, or €0.17 per diluted share, for the third quarter of 2004. The Company also reports net profit after taxation for the nine months ended 30 September 2005 of €29.6 million, or €1.39 per diluted share, as compared to €7.0 million, or €0.49 per diluted share, for the first nine months of 2004. Funds from operations (or FFO) amounted to €22.0 million and €9.3 million, respectively, for the nine months and quarter ended 30 September 2005. This amount excludes a €7 million increase in the fair value of the Company's credit-leased real estate classified as investment properties and real estate fund units. Eurocastle generated an FFO return on average invested common equity of 12.5% for the quarter, and 12.7% for the nine months, ended 30 September 2005. As of 30 September 2005, the Company's shareholders' equity was €306.2 million or €12.65 per outstanding share, as compared to €203.3 million, or €11.01 per outstanding share, as of 30 September 2004.

Eurocastle's core business strategy is to invest in and manage a diverse portfolio consisting primarily of European credit-leased real estate and European real estate related debt. Based on current opportunities, we see the increased emphasis on investment in the credit-leased real estate side of our business continuing. The Company's objective is to deliver stable and growing dividends and attractive risk-adjusted returns to shareholders by optimizing the difference between the yield on investments and the cost of financing these investments. Since Eurocastle's IPO in June 2004, the Company's annualized dividend to shareholders has increased by approximately 23% from €1.20 to €1.48 per share.

Eurocastle was very active on the investment side during the third quarter and has built a strong pipeline of accretive investments for the near term. Substantially all of the proceeds from Eurocastle's equity capital raise in June 2005 have been invested or committed to investment. Accordingly, Eurocastle expects to be back shortly to raise additional capital.

Third Quarter 2005 Dividend

Eurocastle aims to pay out substantially all of its funds from operations in the form of quarterly dividends to shareholders. On 18 October 2005, the Board of Directors declared a dividend of €0.37 per share for the quarter ended 30 September, an increase of €0.02 per share from the prior quarter. The record date for this increased dividend was 28 October 2005 and the payment date is 11 November 2005.

Investment Activity

Credit-Leased Real Estate Investment Portfolio

Eurocastle has made significant progress in growing its European credit-leased real estate investment portfolio, which comprises investment properties and real estate fund units. During the third quarter, the Company purchased approximately €254 million of credit leased real estate investments in Germany and Italy. These purchases, which are described below, brought directly or indirectly Eurocastle's total credit-leased real estate investments to €580 million at 30 September 2005, or 31% of the Company's total investment portfolio.

(i) Investment Properties

During the third quarter, the Company purchased 30 recently developed German retail stores for approximately €79 million. The stores are well-located throughout Germany and are leased on a long-term basis to a number of leading German grocery retailers. In addition, Eurocastle has agreed to acquire or received letters of intent from vendors to sell 47 other German retail properties for approximately €134 million. These transactions are expected to close in the fourth quarter 2005, increasing Eurocastle's credit-leased real estate investment portfolio to approximately €700 million.

(ii) Real Estate Fund Units

In July 2005, Eurocastle purchased a €175 million interest (net of accrued income) in a real estate investment fund that owns a portfolio of 394 properties in Italy. The properties are 100% occupied under long-term lease agreements with Italian government agencies.

Real Estate Debt Portfolio

In the nine months ended 30 September 2005, Eurocastle purchased approximately €391 million of real estate related securities and €77 million of real estate related loans, with approximately €240 million in face amount of real estate related securities and real estate loans having been purchased during the quarter ended 30 September 2005. The securities purchased during the quarter had an average credit rating of BBB and an average credit spread above Euribor of 1.15% Purchases of CMBS in the third quarter amounted to €66.6 million, with an average spread of 1.19% and average rating of BBB. RMBS purchases in the third quarter amounted to €84.0 million, with an average spread of 0.87% and average rating of BBB+. Other ABS purchases in the third quarter amounted to €35.5 million, with an average spread of 1.78% and average rating of BB+. Real estate related loans purchased amounted to €53.5 million with an average spread of 2.66%.

After allowing for sales of securities and principal redemptions, the net increase in face amount of real estate related securities and real estate related loans during the third quarter was €155.7 million, raising the amount of these investments from €1.1 billion at the last quarter end to approximately €1.3 billion at 30 September 2005, an increase of approximately 14%.

The European real estate debt markets remain strong with record-level new issuances. The Company expects this growth to continue to provide significant accretive investment opportunities in real estate related debt. Attractive opportunities to invest in the B-Note and mezzanine loan markets are increasing as this market expands in Europe and we were able to grow the portfolio of these loans by 111% in the third quarter. Eurocastle has developed a robust pipeline of these securities and loan investments for the near term.

Capital Markets

During the second quarter, Eurocastle successfully completed a public offering of 5,740,000 shares resulting in gross proceeds to the Company of approximately €99 million (net proceeds €95 million).

On 14 July 2005, Eurocastle established a €400 million three year extendable revolving credit facility. This facility was used to refinance a significant part of the portfolio previously financed under short-term repurchase agreements, and is being used to acquire further real estate debt. At 30 September 2005, approximately €161.9 million had been drawn under this facility.

During the third quarter, Eurocastle financed its credit-leased real estate investment purchases with fixed rate term loans, which has eliminated exposure to increased interest rates. This is consistent with our objective of locking in the spread between the yield on our investments and the cost of financing those investments.

Investment Portfolio

Credit-Leased Real Estate Investment Portfolio

As of 30 September 2005, Eurocastle owned an approximately €580 million portfolio of credit-leased real estate investments, comprising investment properties of €398 million and real estate fund units of €182 million. This portfolio represents 30% of the Company's total assets.

(i) Investment Properties

The credit-leased real estate portfolio included €318 million of German bank properties purchased in December 2004 and €80 million of German retail stores. The German bank investment consists of 96 properties, or approximately 295,000 square meters of office space, which is leased primarily to Deutsche Bank for an average of 6.4 years. Since acquiring the portfolio in December 2004, Eurocastle has added 16 new leases, bringing the total occupancy of this portfolio to approximately 76% The Company also owns 30 recently developed German retail properties. These properties are located in popular sites throughout Germany and are leased to some of the country's largest grocery retailers for an average term of approximately 11 years.

(ii) Real Estate Fund Units

Eurocastle has a €182 million interest in a real estate investment fund that owns a portfolio of 394 Italian properties. The properties are let to Italian government agencies. The original term of the lease agreement is 9 years, automatically renewable for a further 9 years. The properties have a total occupancy of 100%.

Real Estate Debt Portfolio

As of 30 September 2005, Eurocastle's total real estate debt portfolio of approximately €1.3 billion, which represents approximately 68% of the Company's total assets, included €604.8 million of CMBS, €574.2 million of other asset backed securities, €99.6 million of loans and €24.7 million of cash held pending investment in additional real estate related debt. The real estate debt portfolio is well diversified with 106 securities and loans and an average life of approximately 4.06 years; approximately 96% of the portfolio comprises floating-rate securities. The portfolio is geographically diversified with direct exposures of 52% in the UK, 13% in Italy, 1% in Germany, 11% Pan European and 5% in France. The average credit quality of the securities portfolio is BBB+ and approximately 92% of the securities are rated investment grade. The portfolio's weighted average credit spread was approximately 1.95% as of 30 September 2005.

Eurocastle's real estate debt portfolio has continued to perform well. As of 30 September 2005, none of the Company's securities or loans have defaulted, and there have been no principal losses to date. Eurocastle continues to seek investments that will generate superior risk-adjusted returns with a long-term objective of capital preservation and earnings stability in varying interest rate and credit cycles.

About Eurocastle

Eurocastle Investment Limited is a Euro-denominated Guernsey closed-end investment company listed on the London Stock Exchange as a property investment company. The Company invests in and manages a diverse portfolio consisting primarily of European credit-leased real estate and real estate related debt. Eurocastle is managed by Fortress Investment Group LLC, a global alternative investment and asset management firm with approximately US$15 billion of equity capital currently under management. For more information regarding Eurocastle and to be added to our email distribution list, please visit www.eurocastleinv.com.

Conference Call

Management will conduct a conference call on Wednesday, 2 November 2005 to review the Company's financial results for the quarter ended 30 September 2005. The conference call is scheduled for 1:00 P.M. London time (8:00 A.M. New York time). All interested parties are welcome to participate on the live call. You can access the conference call by dialling +1-866-323-3742 (from within the U.S.) or +1-706-643-0550 (from outside of the U.S.) ten minutes prior to the scheduled start of the call; please reference "Eurocastle Third Quarter Earnings Call."

For those who are not available to listen to the live call, a replay will be available until 11:59 P.M. New York time on 18 November 2005 by dialling +1-800-642-1687 (from within the U.S.) or +1-706-645-9291 (from outside of the U.S.); please reference access code "1596968."

INDEPENDENT REVIEW REPORT TO EUROCASTLE INVESTMENT LIMITED

Introduction

We have been instructed by the Company to review the financial information for the nine months ended 30 September 2005 which comprises Consolidated Income Statements, Consolidated Balance Sheets, Consolidated Statements of Cash Flows, Consolidated Statements of Changes in Equity and the related notes 1 to 18. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the United Kingdom Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1994/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the nine months ended 30 September 2005.

Ernst & Young LLP
London

01 November 2005

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Notes	Unaudited Three Months Ended 30 September 2005	Unaudited Nine Months Ended 30 September 2005	Unaudited Three Months Ended 30 September 2004	Unaudited Nine Months Ended 30 September 2004
		€'000	*€'000*	*€'000*	*€'000*
Operating income					
Interest income		16,970	47,408	9,020	11,784
Rental income		6,408	19,063	—	—
Unrealised gain on securities portfolio contract		—	—	84	4,140
Real estate fund unit interest income		3,607	3,607	—	—
Realised gain on disposal of available-for-sale securities		380	2,233	—	—
Realised gain on disposal of investment properties		731	731	—	—
(Decrease)/Increase in fair value of investment properties		(68)	445	—	—
Increase in fair value of real estate fund unit		7,122	7,122	—	—
Increase in fair value of total return swap		428	428	—	—
Total operating income		35,578	81,037	9,104	15,924
Operating expenses					
Interest expense		14,876	40,371	4,512	6,320
Losses on foreign currency contracts/ currency translation		314	1,473	230	280
Property expenses		917	2,120	—	—
Other operating expenses	3	2,529	6,629	1,179	2,354
Total operating expenses		18,636	50,593	5,921	8,954
Profit on ordinary activities before taxation		16,942	30,444	3,183	6,970
Taxation expense	4	590	877	—	—
Net profit after taxation		16,352	29,567	3,183	6,970
Earnings per ordinary share (adjusted for share consolidation)					
Basic	14	0.68	1.45	0.17	0.49
Diluted	14	0.65	1.39	0.17	0.49
Weighted average ordinary shares outstanding (adjusted for share consolidation)					
Basic	15	24,209,670	20,443,707	18,463,670	14,140,801
Diluted	15	25,046,485	21,206,023	18,943,733	14,302,043

See notes to the consolidated interim financial statements

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

	Notes	Unaudited 30 September 2005 €'000	31 December 2004 €'000
Assets			
Cash and cash equivalents		17,500	10,293
Restricted cash		1,879	2,812
Asset backed securities, available-for-sale (includes cash to be invested)	5	1,143,354	796,522
Asset backed securities pledged under repurchase agreements	5	60,398	467,962
Real estate related loans	6	63,328	21,938
Real estate related loans pledged under repurchase agreements	6	36,304	—
Real estate fund units	8	181,992	—
Investment property	9	398,042	318,514
Other assets	7	24,937	9,578
Total assets		1,927,734	1,627,619
Equity and Liabilities			
Capital and Reserves			
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 30 September 2005	15	286,814	192,309
Net unrealised gain on available-for-sale securities	5	7,070	6,604
Hedging reserve	5,16	(5,976)	713
Accumulated profit		17,309	6,394
Other reserves	15	1,020	400
Total equity		306,237	206,420
Minority Interests		2	2
Liabilities			
CDO bonds payable	10	863,055	347,877
Bank borrowings	11	602,463	608,849
Repurchase agreements	12	84,763	197,584
Taxation payable	4	877	—
Trade and other payables	13	70,337	266,887
Total liabilities		1,621,495	1,421,197
Total equity and liabilities		1,927,734	1,627,619

See notes to the consolidated interim financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

	Unaudited Nine Months to 30 September 2005	Unaudited Nine Months to 30 September 2004
	€'000	*€'000*
Cash Flows From Operating Activities		
Net profit before taxation	30,444	6,970
Adjustments for:		
Gain on disposal of investment properties	(731)	—
Unrealised (gain)/loss on foreign currency contracts	(106)	(918)
Accretion of discounts on securities	(3,561)	(480)
Amortisation of borrowing costs	(382)	121
Gain on disposal of available-for-sale securities	(2,233)	—
Shares granted to Directors	108	72
Gain on revaluation of real estate fund units	(7,122)	—
Revaluation (gain) on investment properties	(445)	—
Net change in operating assets and liabilities:		
Decrease/(Increase) in restricted cash	933	(2,273)
Increase in other assets	(15,966)	(5,591)
Increase in trade and other payables	51,525	10,930
Net cash flows used in operating activities	52,464	8,831
Cash Flows From Investing Activities		
Securities portfolio contract deposit	—	(59,000)
Repayment of securities portfolio contract deposit	—	119,388
Repayment of security principal	—	9,106
Additions to investment property	(79,542)	—
Proceeds from disposal of investment property	1,190	—
Acquisition of real estate fund units	(174,870)	—
Net purchase of available-for-sale securities/loans	(392,494)	(866,044)
Proceeds from sale of available-for-sale-securities	127,741	—
Net cash flows used in investing activities	(517,975)	(796,550)
Cash Flows From Financing Activities		
Proceeds of issuance of ordinary shares	99,015	138,488
Costs related to issuance of ordinary shares	(3,998)	(4,745)
Proceeds from issuance of bonds	520,083	351,000
Costs related to issuance of bonds	(4,523)	(3,342)
Borrowings under repurchase agreements	(112,821)	146,683
Repayments under warehouse borrowing facility	(350,843)	159,564
Net movement of bank borrowings	344,457	—
Dividends paid to shareholders	(18,652)	—
Net cash flows from financing activities	472,718	787,648
Net Increase/(Decrease) in Cash and Cash Equivalents	7,207	(71)
Cash and Cash Equivalents, Beginning of Period	10,293	1,690
Cash and Cash Equivalents, End of Period	17,500	1,619

EUROCASTLE INVESTMENT LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Ordinary Shares (adjusted for share consolidation)	Share Capital	Other Reserves	Net Unrealised Gains/ (Losses)	Hedging Reserves	Accumulated Profit (Loss)	Total Equity
		€'000	*€'000*	*€'000*	*€'000*	*€'000*	*€'000*
At 1 January 2004 (as previously reported)	11,857,670	59,027	—	—	—	(98)	58,929
Effect of adopting IFRS 2	—	—	200	—	—	—	200
Costs related to issuance of shares on IPO	—	(200)	—	—	—	—	(200)
At 1 January 2004 (restated)	11,857,670	58,827	200	—	—	(98)	58,929
Second capital call on existing shares	—	59,288	—	—	—	—	59,288
Issuance of ordinary shares on IPO	6,600,000	79,200	—	—	—	—	79,200
Effect of adoption of IFRS 2 — fair value of share options	—	—	200	—	—	—	200
Costs related to issuance of ordinary shares on IPO (including €200k relating to adoption of IFRS 2)	—	(4,945)	—	—	—	—	(4,945)
Issuance of ordinary shares to Directors	6,000	72	—	—	—	—	72
Net unrealised loss on available for sale securities	—	—	—	3,601	—	—	3,601
Net profit	—	—	—	—	—	6,970	6,970
At 30 September 2004 (restated) (unaudited)	18,463,670	192,442	400	3,601	—	6,872	203,315
At 1 October 2004 (restated)	18,463,670	192,442	400	3,601	—	6,872	203,315
Costs related to issuance of ordinary shares on IPO	—	(133)	—	—	—	—	(133)
Net unrealised gain on available for sale securities	—	—	—	3,003	—	—	3,003
Net unrealised gain on hedge instruments	—	—	—	—	713	—	713
Net gains not recognised in the income statement	—	—	400	6,604	713	—	7,717
Net profit for the period	—	—	—	—	—	5,159	5,159
Total income and expense for the year	—	—	400	6,604	713	12,031	19,748
Dividends paid	—	—	—	—	—	(5,539)	(5,539)
At 31 December 2004 (restated)	18,463,670	192,309	400	6,604	713	6,394	206,420
At 1 January 2005	18,463,670	192,309	400	6,604	713	6,394	206,420
Net unrealised gain on available-for-sale securities	—	—	—	2,247	—	—	2,247
Issuance of shares — June 2005	5,740,000	99,015	—	—	—	—	99,015
Costs related to issue of shares — June 2005	—	(3,998)	—	—	—	—	(3,998)
Issuance of ordinary shares to Directors	6,000	108	—	—	—	—	108
Realised losses reclassified to the income statement	—	—	—	2	—	—	2
Realised gains reclassified to the income statement	—	—	—	(1,783)	—	—	(1,783)
Net unrealised loss on hedge instruments	—	—	—	—	(6,689)	—	(6,689)
Cost related to issue of options on follow on share issue	—	(620)	620	—	—	—	—
Net gains not recognised in the income statement	—	—	1,020	7,070	(5,976)	—	2,114
Net profit for the period	—	—	—	—	—	29,567	29,567
Total income and expense for the period	—	—	—	466	(6,689)	29,567	23,344
Dividends paid and declared	—	—	—	—	—	(18,652)	(18,652)
At 30 September 2005 (unaudited)	24,209,670	286,814	1,020	7,070	(5,976)	17,309	306,237

UNAUDITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 BACKGROUND

Eurocastle Investment Limited (the "Company") was incorporated in Guernsey, Channel Islands on 8 August 2003 and commenced its operations on 21 October 2003. Eurocastle Investment Limited is a Euro denominated Guernsey closed-end investment company listed on the London Stock Exchange as a property investment company. The principal activities of the Company include the investing in, financing and managing of European real estate securities, other European asset backed securities, and other European real estate related assets.

The Company is externally managed by its manager, Fortress Investment Group LLC (the "Manager"). The Company has entered into a management agreement (the "Management Agreement") under which the Manager advises the Company on various aspects of its business and manages its day-to-day operations, subject to the supervision of the Company's Board of Directors. The Company has no direct employees. For its services, the Manager receives an annual management fee (which includes a reimbursement for expenses) and incentive compensation, as described in the Management Agreement. The Company has no ownership interest in the Manager.

In October 2003, the Company issued 118,576,700 ordinary shares through a private offering to qualified investors at a price of €1 per share. Pursuant to a written resolution of the Company dated 18 June 2004, the shareholders resolved to receive one share in exchange for every ten shares previously held by them. Immediately following this resolution, the Manager and its employees held 1,356,870 ordinary shares. In June 2004, the Company issued 6,600,000 ordinary shares in its initial public offering at a price of €12.00 per share, for net proceeds of €74.3 million. In June 2005 the Company completed a secondary public offering issuing 5,740,000 ordinary shares at a price of €17.25 per share, for net proceeds of €95.0 million.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements are prepared in accordance with IAS 34 "Interim Financial Statements." In preparing interim financial statements, the accounting principles applied reflect the amendments to IAS and the adoption of new IFRS which became effective from 1 January 2005. Other than in respect of these changes, explained further below, the interim financial statements have been prepared under the same accounting principles and methods of computation as in the financial statements as at 31 December 2004 and for the year then ended. The consolidated financial statements are presented in euros, the functional currency of the Company, because the Company conducts its business predominantly in euros.

The changes to IFRS effective 1 January 2005 have had the following impact on the Company's consolidated interim financial statements:

IFRS 2 "Share-based payments" — Share options granted in 2003 and 2004 for the purpose of compensating the Manager for its successful efforts in raising capital for the Company have been accounted for at the fair value on grant date. The fair values of such options at the date of grant have been debited to equity as the costs of issuance of ordinary shares with corresponding increases in other reserves.

IAS 39 Financial Instruments: Recognition and Measurement — Asset backed securities, available for sale at fair value of €60 million (31 December 2004: €468.0 million) and real estate loans of €36 million (31 December 2004: nil) have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 these securities have been reclassified as pledged securities and loans in the balance sheet.

Both of the above changes in the accounting policies have been made in accordance with the provisions of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors with the corresponding adjustments reflected in the prior period comparatives.

Basis of Preparation

The consolidated financial statements are prepared on a fair value basis for derivative financial instruments, investment property, financial assets and liabilities held for trading, and available-for-sale assets. Other financial assets and liabilities and non-financial assets and liabilities are stated at amortised or historical cost.

Basis of Consolidation

The consolidated financial statements comprise the financial statements of Eurocastle Investment Limited and its subsidiaries for the nine months ended 30 September 2005. Subsidiaries are consolidated from the date on which control is transferred to the Company and cease to be consolidated from the date on which control is transferred from the Company.

At 30 September 2005, the Company's subsidiaries consisted of Eurocastle Funding Limited ("EFL"), Eurocastle CDO I PLC ("CDO I"), Eurocastle CDO II PLC ("CDO II"), Eurocastle CDO III PLC ("CDO III") and Eurocastle CDO IV PLC ("CDO IV"), all limited companies incorporated in Ireland. The ordinary share capital of EFL is held by outside parties and has no associated voting rights. The Company retains control over EFL as the sole beneficial holder of secured notes issued by EFL. In accordance with the Standing Interpretations Committee Interpretation 12 Consolidation — Special Purpose Entities, the Company consolidates CDO I, CDO II, CDO III and CDO IV as it retains control over these entities and retains the residual risks of ownership of these entities.

Eurocastle acquired its German bank branch and office portfolio of investment properties through two German limited liability companies, Longwave Acquisition GmbH ("Longwave") and Shortwave Acquisition GmbH ("Shortwave") which are held through two Luxembourg companies (Eurobarbican and Luxgate), set up as *sociétés à responsabilité limitée*. Longwave and Shortwave each own German companies which have been used to hold one or several of the investment properties. These companies were established as special purpose vehicles limited to holding the single or multiple real estate investment properties acquired at the end of December 2004. Longwave has 60 subsidiaries and Shortwave has 2 subsidiaries. Luxgate owns all of the ordinary share capital of Eurobarbican which in turn owns all of the share capital of Longwave and Shortwave.

Eurocastle acquired retail property in Germany through two German partnerships Bastion Gmbh & Co. KG ("Bastion") and Belfry Gmbh & Co. KG ("Belfry"). These two partnerships hold 9 and 21 assets respectively as at 30 September 2005. Each of the two German partnerships are 100% owned by two Luxembourg limited partners set up as *sociétés à responsabilité limitée* (Sàrl), each such pair being held fully by a further Luxembourg Sàrl, which in turn is 100% owned by Eurocastle's principal direct real estate holding entity, Luxgate Sàrl, a subsidiary of Eurocastle Investment Limited.

Eurocastle's investment in real estate fund units are held by Finial Sàrl, a Luxembourg limited company, which is 100% owned by Luxgate Sàrl.

Financial Instruments

Classification

Financial assets and liabilities measured at fair value through the profit and loss account are those instruments that the Company principally holds for the purpose of short-term profit taking. These include securities portfolio contracts, total return swaps, real estate fund units and forward foreign exchange contracts that are not designated as effective hedging instruments.

Available-for-sale assets are financial assets that are not classified as held for trading purposes, loans and advances, or held to maturity. Available-for-sale instruments include real estate and other asset backed securities.

Recognition

The Company recognises financial assets held for trading and available-for-sale assets on the date it commits to purchase the assets (trade date). From this date any gains and losses arising from changes in fair value of the assets are recognised.

A financial liability is recognised on the date the Company becomes party to contractual provisions of the instrument.

Measurement

Financial instruments are measured initially at fair value plus, in the case of a financial asset or liability not measured at fair value through profit and loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

Subsequent to initial recognition all trading instruments and available for sale assets are carried at fair value.

All financial assets other than trading instruments and available-for-sale assets are measured at amortised cost less impairment losses. Amortised cost is calculated on the effective interest rate method. Premiums and discounts, including initial transaction costs, are included in the carrying amount of the related instrument and amortised based on the effective interest rate of the instrument.

Fair value measurement principles

The fair value of financial instruments is based on their quoted market price at the balance sheet date without any deduction for transaction costs. If a quoted market price is not available, the fair value of the instrument is estimated using pricing models or discounted cash flow techniques, as applicable.

Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate is a market related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market related measures at the balance sheet date.

The fair value of derivatives that are not exchange traded is estimated at the amount that the Company would receive or pay to terminate the contract at the balance sheet date taking into account current market conditions and the current creditworthiness of the counterparties.

Gains and losses on subsequent measurement

Gains and losses arising from a change in the fair value of trading instruments are recognised directly in the income statement. Gains and losses arising from a change in the fair value of available-for-sale securities are recognised directly in equity until the investment is derecognised (sold, collected, or otherwise disposed of) or impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

Derecognition

A financial asset is derecognised when the Company loses control over the contractual rights that comprise that asset. This occurs when the rights are realised, expire or are surrendered. A financial liability is derecognised when it is extinguished.

Assets held for trading and available-for-sale assets that are sold are derecognised and corresponding receivables from the buyer for the payment are recognised as of the date the Company commits to sell the assets. The Company uses the specific identification method to determine the gain or loss on derecognition.

Impairment

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event') and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

In the case of financial assets classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement.

Impairment losses recognised in the income statement on securities and loans are not reversed through the income statement. Subsequent increases in the fair values of debt instruments classified as available-for-sale, which can be objectively related to an event occurring after previous impairment losses have been recognised in the income statement, are recorded in the income statement. Such reversals are then taken

through the income statement only to the extent previous impairment losses have been taken through the income statement.

Hedge accounting

Where there is a hedging relationship between a derivative instrument and a related item being hedged, the hedging instrument is measured at fair value.

Where a derivative financial instrument hedges the exposure to variability in the cash flows of recognised assets or liabilities, the effective part of any gain or loss on re-measurement of the hedging instrument is recognised directly in equity. The ineffective part of any gain or loss is recognised in the income statement.

The gains or losses that are recognised in equity are transferred to the income statement in the same period in which the hedged items affect the net profit and loss.

Repurchase Agreements

Securities and real estate loans subject to repurchase agreements are reclassified in the financial statements as pledged assets when the transferee has the right by contract or custom to sell or repledge the collateral. The counterparty liabilities have been classified as repurchase agreements.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at banks and in hand and short-term deposits with an original maturity of three months or less.

Restricted Cash

Restricted cash comprises margin account balances held by derivative counterparties as collateral for forward foreign exchange contracts, as well as cash held by the trustees of CDO I, II and III securitisations as a reserve for future trustee expenses. As such, these funds are not available for use by the Group.

Investment Properties

Investment properties comprise land and buildings. In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. Investment property is initially recognised at cost, being the fair value of the consideration given, including real estate transfer taxes, professional advisory fees and other acquisition costs. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the consolidated income statement.

The value of investment properties incorporates five properties which are held by the Company under finance or operating leases. An associated liability is recognised at an amount equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, determined at the inception of the lease.

Fair values for all investment properties have been determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. Fair values also incorporate current valuation assumptions which are considered reasonable and supportable by willing and knowledgeable parties.

Real Estate Fund Units

Real estate fund units are recorded at fair value in the consolidated balance sheet, with any change in fair value recognised in the consolidated income statement. The interest income is recognized in the income statement as it accrues, taking into account the effective yield of the real estate fund units.

Deferred Financing Costs

Deferred financing costs represent costs associated with the issuance of financings and are amortised over the term of such financing using the effective interest rate method.

Interest-Bearing Loans and Borrowings

All loans and borrowings, including the Company's repurchase agreements, are initially recognised at fair value, being the fair value of consideration received, net of transaction costs incurred. Borrowings are

subsequently stated at amortised cost; any difference between proceeds net of transaction costs and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Minority Interests

Minority interests represent interests held by outside parties in the Company's consolidated subsidiaries.

Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Interest income and expenses are recognised in the income statement as they accrue, taking into account the effective yield of the asset/liability or an applicable floating rate. Interest income and expense include the amortisation of any discount or premium or other differences between the initial carrying amount of an interest bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Rental income is recognised on an accruals basis.

Income Tax

The Company is a Guernsey, Channel Islands limited company and is not subject to taxation. The company's subsidiaries, EFL, CDO I, CDO II, CDO III and CDO IV are Irish registered companies and are structured to qualify as securitisation companies under section 110 of the Taxes Consolidation Act 1997. It is envisaged that these companies will generate minimal net income for Irish income tax purposes and no provision for income taxes has been made for these companies.

The Company's German subsidiary companies, Longwave and Shortwave, are subject to German income tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses. The taxation accrual for the nine months ended 30 September 2005 relates to these subsidiaries.

The German subsidiaries Bastion GmbH & Co KG and Belfry GmbH & Co KG are also subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the nine months ended 30 September 2005.

Foreign Currency Translation

The functional and presentation currency of the Company and its subsidiaries is the euro. Transactions in foreign currencies are initially recorded in the functional currency rate of exchange ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

Share-Based Payments

Share-based payments are accounted for based on their fair value on grant date. In accordance with the transitional provisions of IFRS 2, Share-Based Payment the Company has restated the comparative information by way of adjusting the opening balance of equity for earlier periods. The effect of the transitional provisions is in compliance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

3 OTHER OPERATING EXPENSES

	Unaudited Three Months to 30 September 2005	Unaudited Nine Months to 30 September 2005	Unaudited Three Months to 30 September 2004	Unaudited Nine Months to 30 September 2004
	€'000	€'000	€'000	€'000
Professional fees	353	1,149	217	614
Management fees	1,088	2,537	729	1,370
Incentive fees	1,008	2,463	—	—
Other	80	480	233	370
	2,529	6,629	1,179	2,354

4 TAXATION EXPENSE

The taxation expense for the nine months ended 30 September 2005 relates to the Company's German subsidiary companies as described in Note 2. The tax charge on Longwave and Shortwave is based on German tax on income arising from its investment properties, after the deduction of allowable debt financing costs and other allowable expenses, and includes tax on the gain arising from the disposal of a property during the period. Bastion and Belfry are subject to German income tax on rental income net of interest and other expense deductions. No taxable income has been generated in these entities and therefore no tax accrual has been made for the nine months ended 30 September 2005.

5 AVAILABLE-FOR-SALE SECURITIES

The following is a summary of the Company's available-for-sale securities at 30 September 2005.

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	€'000	€'000	€'000	€'000				
Portfolio I									
CMBS	161,781	161,671	1,992	(36)	163,627	BBB	3.95%	3.99%	3.45
Other ABS	230,319	230,706	2,955	(147)	233,514	BBB+	4.04%	4.07%	3.75
	392,100	392,377	4,947	(183)	397,141	BBB+	4.00%	4.04%	3.63
Portfolio II									
CMBS	132,185	132,009	578	(476)	132,111	BBB	3.58%	3.63%	5.21
Other ABS	145,198	145,541	509	(454)	145,596	BBB	3.54%	3.54%	5.17
	277,383	277,550	1,087	(930)	277,707	BBB	3.56%	3.56%	5.19
Portfolio III									
CMBS	128,135	128,249	975	(163)	129,061	BBB-	4.20%	4.20%	4.78
Other ABS	152,913	152,715	1,267	(169)	153,813	BBB+	3.89%	4.08%	3.50
	281,048	280,964	2,242	(332)	282,874	BBB	4.03%	4.14%	4.08
Portfolio IV									
CMBS	120,249	119,374	290	(58)	119,606		3.78%	3.99%	4.10
Other ABS	41,173	41,295	146	(116)	41,325		3.62%	3.52%	6.09
	161,422	160,669	436	(174)	160,931		3.74%	3.87%	4.61
Total Portfolio	1,111,953	1,111,560	8,712	(1,619)	1,118,653	BBB	3.86%	3.92%	4.27
Other Securities									
CMBS	60,493	60,421	82	(105)	60,398	AA	2.63%	2.78%	0.11
Other ABS	—	—	—	—	—	—	—	—	—
	60,493	60,421	82	(105)	60,398	AA	2.63%	2.78%	0.11
	1,172,446	1,171,981	8,794	(1,724)	1,179,051	BBB+	3.80%	3.86%	4.06
Restricted Cash									
Cash to be Invested					24,701				
Total Asset Backed Securities (including cash to be invested) (unaudited)					1,203,752				

CMBS — Commercial Mortgage Backed Securities

Other ABS — Other Asset Backed Securities

The securities within Portfolio I, II and III are encumbered by CDO securitisations (Note 10).

Asset backed securities, available for sale at fair value of €60.4 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these securities have been reclassified as pledged securities as follows:

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Asset backed securities, available for sale (includes cash to be invested)	1,143,354	796,522
Asset backed securities pledged under repurchase agreements	60,398	467,962
Total asset backed securities	1,203,752	1,264,484

Cumulative net unrealised gains on available for-sale-securities and hedge instruments recognised in the statement of changes in equity were as follows:

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Unrealised gains on available-for-sale securities	8,794	7,833
Unrealised losses on available-for-sale securities	(1,724)	(1,229)
Unrealised (loss)/gain on hedge instruments (Note 16)	(5,976)	713
	1,094	7,317

6 REAL ESTATE LOANS

	Current Face Amount	Amortised Cost Basis	Gross Unrealised Gains	Gross Unrealised Losses	Carrying Value	Weighted Average S&P Rating	Weighted Average Coupon	Weighted Average Yield	Weighted Average Maturity (Years)
	€'000	*€'000*	*€'000*	*€'000*	*€'000*				
Real estate loans	100,165	99,632	—	—	99,632	*	5.66%	5.70%	4.03

* Included in real estate loans are loans with a total current face amount of €39.8 million and with an average rating of BB from Standard and Poors.

Real estate loans with a carrying value of €36.3 million have been pledged to third parties in sale and repurchase agreements. In accordance with the revisions to IAS 39 Financial Instruments: Recognition and Measurement, effective 1 January 2005, these loans have been reclassified as pledged assets as follows:

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Real estate loans	63,328	21,938
Real estate loans pledged under repurchase agreements	36,304	—
Total real estate loans	99,632	21,938

7 OTHER ASSETS

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Interest receivable	12,210	7,800
Rent receivable	583	344
Deferred financing costs	—	217
Prepaid expenses	396	227
Derivative assets	106	990
Unsettled security transactions	1,990	—
Fair value of total return swap (note 7.1)	428	—
Collateral deposit — total return swap	8,066	—
Other assets	1,158	—
	24,937	9,578

Deferred financing costs represented costs associated with the issuance of a collateralised debt obligation and were offset against the proceeds of the issuance.

7.1 Total Return Swap

In August 2005, a subsidiary entered into a total return swap with a major investment bank, whereby it receives the sum of all interest (at an average of Sterling LIBOR + 5.50% and any positive change in value from a referenced term loan with an initial notional amount of £15 million, and pays interest (at Sterling Overnight Interbank Average — "SONIA") on the notional amount plus any negative change in value amounts from such loan. The contract has been recorded as a Derivative Asset and is treated as a trading asset that is not designated as an Effective Hedging Instrument for accounting purposes and is therefore marked to market through profit and loss. Under the contract, the subsidiary is required to post an initial collateral deposit equivalent to 36.7% of the notional amount and additional margin may be payable in the event of a decline in the referenced term loan.

8 REAL ESTATE FUND UNITS

In July 2005, the Company purchased an €184 million interest in 1,450 Class A real estate fund units backed by a portfolio of 394 properties in Italy. The original term of the Lease Agreement is 9 years, automatically renewable for a further 9 years, unless terminated by the Agenzia del Demanio, with a 12 month prior notice. The properties have a total occupancy of 100%.

	€'000 (unaudited)
At 30 September 2005	—
Purchase of real estate fund units	184,150
Less unit distribution	(9,280)
Increase in fair value	7,122
At 1 January 2005	181,992

9 INVESTMENT PROPERTIES

The table below shows the items aggregated under investment property in the consolidated balance sheet:

	Land & Buildings	Leasehold Property	Total
		€'000 (unaudited)	
At 1 January 2005	303,480	15,034	318,514
Additions	79,542	—	79,542
Disposals	(459)	—	(459)
Increase in fair value	389	56	445
At 30 September 2005	382,952	15,090	398,042

The Company acquired 30 retail properties in the August and September 2005 at a cost of €79 million. These assets are located mainly in medium sized regional towns in southern Germany and are 85% occupied

by national retailers on long term leases. The retail portfolio has a weighted average unexpired lease term of 10.9 years. The existing office portfolio consists of 96 office and banking hall assets located throughout metropolitan and regional Germany, predominantly in western Germany. The office portfolio was acquired from Deutsche Bank, which remains the largest tenant, occupying approximately 52% of the portfolio by area.

In accordance with IAS 40, property held to earn rentals and/or for capital appreciation is categorised as investment property. After initial recognition, investment properties are measured at fair value, with unrealised gains and losses recognised in the Consolidated Income Statement. Fair values for the properties acquired during the period have been assessed by the company to be in line with the initial cost of the properties including acquisition costs, and as such, no profit or loss arising from changes in value have been brought to account in the current period. These values are supported by reference to comparable transactions in the market.

Investment properties have been valued at fair value and are determined by reference to the existing rental income and operating expenses for each property and the current market conditions in each geographical market. These values are supported by an independent valuation.

The value of investment property incorporates five properties which are considered finance or operating leases. As the Company has assumed substantially all the risks and rewards associated with these assets, these have been treated as investment property under the IAS 17 and IAS 40. These properties have been recognised at fair value in the same manner as freehold property. An associated liability representing the present value of lease payments to the freehold owner has been included in the balance sheet.

During the quarter the Company disposed of a small parcel of land in the office portfolio to the occupying tenant realising a profit on sale before tax of €0.7 million.

10 BONDS PAYABLE

CDO Bonds

As at 30 September 2005 (unaudited)

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A, B and C Notes	AAA/AA/A	872,257	863,055	2.70%	8.5

As at 31 December 2004

Class	Rating	Current Face Amount €'000	Carrying Amount €'000	Weighted Average Cost of Financing	Weighted Average Maturity (in years)
A and B Notes	AAA/AA	351,000	347,877	2.78%	7.3

None of the CDO bonds are due to be repaid within one year of the balance sheet date.

11 BANK BORROWINGS

The bank borrowings comprises of:

		Unaudited 30 September 2005	31 December 2004
		€'000	*€'000*
Warehouse borrowing	(Note 11.1)	—	350,843
Term finance	(Note 11.2)	592,067	244,006
Revolving credit facility	(Note 11.3)	—	14,000
Other short term financing	(Note 11.4)	10,396	—
		602,463	608,849

11.1 Warehouse Borrowings

In July 2004, through its subsidiaries CDO II and CDO III, the Company exercised its option to purchase securities under the securities portfolio contract for an aggregate purchase price of approximately €77.5 million. The Company financed the purchase price through a revolving credit facility arrangement with a major investment bank, whereby the securities purchased, along with subsequent securities acquired, were financed and held in a custody account by the bank. The Company used this credit facility as a means of accumulating securities intended to be used in future securitisation transactions. The Company completed the securitisation of CDO III on 28 April 2005 and the securitisation of CDO II on 5 May 2005. The proceeds of the securitisation issues allowed the CDO II and CDO III warehouse borrowings to be repaid in full during the period.

The terms of the credit facility provided for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) plus 75 basis points.

11.2 Term Financing

Real Estate Debt

On 14 July 2005, the Company through Eurocastle CDO IV PLC entered into a €400 million 3 year extendable warehouse facility with a major UK bank in order to build and finance a portfolio of asset backed securities and real estate related loans. The lender uses a rating agency CDO model to determine the level of equity contribution the Company is required to make to support the portfolio from time to time. The facility is secured over, *inter alia*, the collateral making up the portfolio. The margin payable to the lender depends on the deemed rating levels of the portfolio as determined by the rating agency model. As at 30 September 2005, €169 million had been drawn under the facility at an interest rate of Euribor + 0.46% p.a.

Investment Properties

On 23 December 2004, in order to finance the acquisition of investment properties the Company's subsidiaries entered into a €246.5 million term loan facility with a major real estate lending bank. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia*, all the real estate purchased as well as over rental streams and bank accounts. The remaining term of the facility is 7.8 years with final maturity in April 2013. The interest rate on the loan is Euribor + 1.18% p.a, payable quarterly.

On 17 August 2005, in order to finance the Belfry Portfolio, the Company entered into a non-recourse €56.2 million ten year loan facility. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia*, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. The loan is a fixed rate loan at 10 year Euribor swap rate plus a margin of 1.40%, payable quarterly.

On 30 September 2005, in order to finance the Bastion Portfolio, the Company entered into a non-recourse €26.5 million seven year loan facility. The facility is secured in the customary manner for German real estate lending, granting security over, *inter alia*, the real estate purchased as well as rent receivables, bank accounts and shares in the Borrower. The interest rate on the loan is Euribor + 1.20%, payable quarterly.

Real Estate Fund Units

On 22 July 2005, the Company entered into a non-recourse 13 year loan facility to finance its acquisition of 1,450 Class A Units in Fondo Immobili Pubblici. The facility is secured over, *inter alia*, the 1,450 Class A Units, an assignment of receivables under the units, a pledge over bank accounts and over shares in the Borrower. The interest rate on the loan is Euribor + 1.95%, payable semi-annually. On 21 October 2005, the Company acquired a further 50 Class A Units through the same facility.

11.3 Revolving Credit Facility

In December 2004, the Company entered into a revolving €35 million credit facility with Deutsche Bank as a means of securing access to temporary working capital. The facility is secured by receivables flowing from CDO I, CDO II, CDO III and EFL and with security assignments of the Company's rights under its management agreement with Fortress Investment Group LLC. The facility contains a number of financial covenants including a maximum leverage ratio and a minimum interest cover ratio. The interest rate on

drawn amounts is Euribor + 2.5% p.a., while on undrawn amounts it is 0.5% p.a. The facility was increased to €50 million on 26 May 2005.

11.4 Other Short Term Financing

In May 2005, in order to finance the participation in a loan made to SC Karanis in connection with the Coeur Defense development in Paris, the Company entered into a full recourse €11.3 million one year loan facility. The facility is backed by a security assignment over the financed asset. It also contains an obligation to ensure that loan to value remains below 75%.The loan bears a rate of Euribor + 1.85%.

12 REPURCHASE AGREEMENTS

In 2004, the Company's consolidated subsidiary EFL entered into a master repurchase agreement with certain major investment banks to finance the purchase of available-for-sale securities. The obligations under those agreements are guaranteed by the Company. The terms of the repurchase agreements provide for interest to be calculated with reference to floating rate benchmarks (i.e. Euribor or Sterling Libor) which reset or roll monthly or quarterly, with the corresponding security coupon payment dates, plus an applicable spread.

The Company's carrying amount and weighted average financing cost of these repurchase agreements was approximately €84.8 million and 2.60%, respectively at 30 September 2005.

13 TRADE AND OTHER PAYABLES

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Security deposit	5,086	5,000
Unsettled security purchases	41,435	254,051
Interest payable	3,900	2,283
Due to affiliates — Manager	2,814	237
Derivative liabilities	5,976	—
Finance & operating lease payable	2,886	2,925
Accrued expenses & other payables	8,240	2,391
	70,337	266,887

14 EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of shares of ordinary stock outstanding during the period.

Diluted earnings per share is calculated by dividing net profit (loss) available to ordinary shareholders by the weighted average number of ordinary shares outstanding plus the additional dilutive effect of potential ordinary shares during the period.

The Company's potential ordinary shares during the period were the stock options issued under its share option plan.

There have been no other transactions involving ordinary shares or potential ordinary shares since the reporting date and before the completion of the financial statements.

The following is a reconciliation of the weighted average number of ordinary shares outstanding on a diluted basis.

	Unaudited Nine Months Ended 30 September 2005	Unaudited Nine Months Ended 30 September 2004
Weighted average number of ordinary shares, outstanding basic	20,443,707	14,140,801
Dilutive effect of ordinary share options	762,316	161,242
Weighted average number of ordinary shares outstanding, diluted	21,206,023	14,302,043

15 SHARE CAPITAL AND RESERVES

The Company was registered in Guernsey on 8 August 2003 under the provisions of the Companies (Guernsey) Law, 1994 (as amended). On 21 October 2003, the Company issued 118,576,700 shares at €1.00 each. Pursuant to a written resolution of the Company dated 18 June 2004 the Shareholders resolved to receive one share for every ten shares previously held by them. In June 2004, through its initial public offering, the Company received subscriptions for and issued 6,600,000 ordinary shares at a price of €12 each. At the same time, the Company issued 5,000 shares to Paolo Bassi and 1,000 shares to Keith Dorrian in their capacity as Directors of the Company. The shares issued to the Directors were non-cash shares, and were issued with nil proceeds. In April 2005 the Company issued a further 5,000 shares to Paolo Bassi and 1,000 to Keith Dorrian in their capacity as Directors of the company for nil proceeds. On 29 June 2005 the Company made a second public offering and issued 5,740,000 ordinary shares at a price of €17.25 each. After issue costs, the secondary offering raised €95 million for the Company.

Under the Company's Articles of Association, the Directors have the authority to affect the issuance of additional ordinary shares or to create new classes of shares as they deem necessary.

Other Reserves

Other reserves represent the fair value of share options at the grant date, granted to the Manager in December 2003, June 2004 and June 2005.

16 HEDGE ACCOUNTING — CASH FLOW HEDGES OF INTEREST RATE RISK

The Company's policy is to hedge its exposure to interest rates and foreign currencies on a case-by-case basis. Hedge accounting is only applied to cash flow hedges of interest rate risk exposures. Interest rate swaps under which the Company pays a fixed rate and receives a floating rate have been used to hedge the interest rate risk on floating rate long-term bank borrowing.

The gain or loss on measurement of the fair value of the interest rate swaps has been recognised in the statement of changes in equity to the extent that the swaps are effective.

The details of interest rate swaps entered into by the Company are as follows:

Investment Property:

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Nominal amount	210,000	210,000
Pay rate	3.47%	3.47%
Receive rate	3 Month Euribor	3 Month Euribor
Remaining life	7.6 years	8.3 years
Fair value of swaps (liabilities)/assets	(4,835)	713

Real Estate Fund Units:

	Unaudited 30 September 2005	31 December 2004
	€'000	*€'000*
Nominal amount	117,813	—
Pay rate	3.45%	—
Receive rate	3 Month Euribor	—
Remaining life	11.3 years	—
Fair value of swaps liabilities	(1,141)	—

17 SHARE OPTION PLAN

In December 2003, the Company (with the approval of the Board of Directors and pursuant to the confidential information memorandum dated August 2003) adopted a nonqualified share option plan (the "Company Option Plan") for officers, Directors, employees, consultants and advisors, including the Manager. In December 2003, for the purpose of compensating the Manager for its successful efforts in raising capital for the Company, the Manager was granted options representing the right to acquire

1,185,767 ordinary shares at an exercise price of €10 per share (number of shares and exercise price adjusted for share consolidation). The fair value of the options at the date of grant was €0.2 million and was estimated by reference to an option pricing model.

In June 2004 following the IPO, the Manager was granted an additional 660,000 options at an exercise price of €12 per share. The fair value of the additional options at the date of grant was €0.2 million and was also estimated by reference to an option pricing model. In June 2005 following the secondary public offering, the Manager was granted an additional 574,000 options at an exercise price of €17.25 per share. The fair value of the additional options at the date of grant was €0.6 million. The Manager's options represent an amount equal to 10% of the ordinary shares issued by the Company. The options granted to the Manager were fully vested on the date of grant and expire ten years from the date of issuance.

The fair value at the date of grant of options granted to the Manager has been offset against the proceeds from issuance of ordinary shares as the grant of options is a cost of capital.

18 DIVIDENDS PAID & DECLARED

	Unaudited Nine Months Ended 30 September 2005
	€'000
Paid during the 9 months ended 30 September 2005:	18,652
Equity dividends on ordinary shares:	
Fourth quarter dividend for 2004: €0.33 (2003: nil)	6,093
First quarter dividend for 2005: €0.33 (2004: nil)	6,095
Second quarter dividend for 2005: €0.35 (2004: nil)	6,464
	18,652
Third quarter dividend declared on 20 October 2005: €0.37 (2004: nil)	8,958

PRO-FORMA FINANCIAL INFORMATION

The following unaudited pro-forma financial information is provided to show the effect of the Dresdner Acquisition on the assets, liabilities and earnings of the Company. It has been prepared by making adjustments to the unaudited results for the nine month period ended 30 September 2005. This pro-forma financial information has been prepared for illustrative purposes only and, because of its nature, it addresses a hypothetical situation and therefore does not represent the Company's actual financial position or results. The unaudited pro-forma financial information is compiled on the basis set out below and in accordance with IFRS as set out in the Accountants' Report below.

Eurocastle Investment Limited and Subsidiaries

Consolidated Balance Sheet

	Reviewed 30 September 2005[1]	Adjustments for Proceeds of the Offer and Fortress Funds' investment[2]	Adjustments for Dresdner Acquisition[3]	Adjustments for Other Acquisitions[4]	Unaudited pro-forma balance sheet
	€'000	€'000	€'000	€'000	€'000
Assets					
Cash and Cash Equivalents	17,500	489,375	(444,375)		62,500
Restricted Cash	1,879				1,879
Asset backed securities, available-for-sale (includes cash to be invested)	1,143,354			183,260	1,326,614
Asset backed securities,	60,398			65,576	125,974
Real estate loans	63,328			29,608	92,936
Real estate loans pledged under repurchase agreements	36,304			(36,304)	0
Real estate fund units	181,992				181,992
Investment property	398,042		1,974,364	101,052	2,473,458
Other Assets	24,937		5,000		29,937
Total assets	1,927,734	489,375	1,534,989	343,192	4,295,290
Equity and Liabilities					
Capital and Reserves					
Issued capital, no par value, unlimited number of shares authorised, 24,209,670 shares issued and outstanding at 30 September 2005	286,814	500,000			786,814
Net unrealised gain on available-for-sale securities	7,070				7,070
Hedging reserve	(5,976)				(5,976)
Accumulated profit	17,309				17,309
Other reserves	1,020				1,020
Total equity	306,237	500,000	0	0	806,237
Minority Interests	2				2
Liabilities					
CDO bonds payable	863,055			114,665	977,720
Bank borrowings	602,463	(10,625)	1,534,989	209,696	2,336,523
Repurchase agreements	84,763			18,831	103,594
Taxation payable	877				877
Trade and other payables	70,337				70,337
Total liabilities	1,621,495	(10,625)	1,534,989	343,192	3,489,051
Total equity and liabilities	1,927,734	489,375	1,534,989	343,192	4,295,290

Notes:

(1) Extracted without material adjustment from the unaudited results for the nine month period ended 30 September 2005.

(2) The proceeds of the Offer (excluding Shares which may be issued pursuant to the Over-allotment Option) and of the Fortress Funds' investment are estimated to be approximately €489.4 million after adjusting for costs of the offer of €10.6 million as described in Part VI of this Prospectus.

(3) The Dresdner Acquisition is expected to complete in February 2006 (see Part III of this Prospectus). The Dresdner Acquisition will be financed by a combination of external debt and equity. See "recent developments" in Part II of this Prospectus. These adjustments reflect the valuation of the investment properties which is contained in the valuation report relating to the Dresdner Portfolio set out in Part XIII of this Prospectus.

(4) Other acquisitions represent other assets acquired by the Company in the period since 30 September 2005. These have been financed through a combination of CDOs, bank borrowings and under repurchase agreements. These adjustments reflect the valuation of such assets which is contained in the valuation reports relating to the Truss Portfolio set out in Part XIII of this Prospectus and from the Company's management accounts with respect to the other assets.

Ernst & Young LLP
1 More London Place
London SE1 2AF

The Directors
Eurocastle Investment Limited
Suite 6
Borough House
Rue du Pré
St. Peter Port
Guernsey GY1 3RH

30 January 2006

Dear Sirs

Eurocastle Investment Limited (the "Company")

We report on the pro forma financial information (the "pro-forma financial information") set out in Part XII of the Prospectus dated 30 January 2006, which has been prepared on the basis described in the explanatory notes, for illustrative purposes only, to provide information about how the Offer, the Fortress Funds' investment, the Dresdner Acquisition and other acquisitions might have affected the financial information presented on the basis of the accounting policies adopted by the Company in preparing the financial statements for the nine month period ended 30 September 2005. This report is required by paragraph 20.2 of Annex I of the Prospectus Rules and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility of the directors of the Company to prepare the pro-forma financial information in accordance with item 20.2 of Annex I of the Prospectus Rules.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Regulation, as to the proper compilation of the pro-forma financial information and to report that opinion to you.

In providing this opinion we are not updating or refreshing any reports or opinions previously made by us on any financial information used in the compilation of the pro-forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro-forma financial information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro-forma financial information has been properly compiled on the basis stated and that such basis is consistent with the accounting policies of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States of America and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the pro-forma financial information has been properly compiled on the basis stated; and

(b) such basis is consistent with the accounting policies of the Company.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the Prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I of the Prospectus Regulation.

Yours faithfully

Ernst & Young LLP

PART XIII

VALUATION REPORTS FOR DIRECT REAL ESTATE INVESTMENTS

Part I: Valuation Report relating to the Deutsche Bank Portfolio

Estimate of Market Value
in accordance with the definition and guidance
as settled by the Royal Institution of Chartered Surveyors
of

The Direct Investment Portfolio:
110 Property Portfolio, Multiple Locations, Germany

Effective Dates of Appraisal

Valuation date	**31 May 2005**
Date of completion of this report:	**8 June 2005**

Clients

Eurocastle Investment Limited
Arnold House
St. Julian's Avenue
St. Peter Port
Guernsey GY1 3NF

Morgan Stanley & Co. International Limited
25 Cabot Square Canary Wharf Floor 05
London, E14 4QA

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Prepared by

Cushman & Wakefield Healey & Baker
Chartered Surveyors
Westhafenplatz 6
60327 Frankfurt am Main

Date of Issue

15 June 2005

Signed Copy No. -/-

1 Instructions

1.1 In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 23 May 2005, we have prepared valuations for the freehold and heritable building rights properties listed in the attached Schedule (the "Properties"). We have inspected the Properties and made relevant enquiries (subject to the provisions set out in section 8.7 below) in order to provide our opinion of Market Value (as detailed below) of the Properties as at 31 May 2005 (the "Valuation Date") subject to and with the benefit of various occupational leases.

1.2 This Valuation Report has been prepared for the purpose of inclusion in the Listing Particulars to be published by the Company (the "Listing Particulars") in connection with the proposed global offer of ordinary shares by the Company (the "Global Offer") and admission of the Company's ordinary shares to the Official List and to trading on the London Stock Exchange's market for listed securities ("Admission").

2 The Properties

2.1 The Properties we have valued are listed in the Schedule attached to this Valuation Report (Appendix 1).

2.2 The subject portfolio comprises 110 properties in total, 90.0% of which are German equivalent freehold title (99 assets), 1.8% part German equivalent freehold and part short heritable building rights (2 assets, less than 50 years unexpired), 4.6% condominium (part) ownership (5 assets), 1.8% short hereditable building rights (2 assets) and 1.8% heritable building rights (2 assets).

3 Basis of Valuation

3.1 Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book"), and in accordance with the relevant provisions of Chapter 18 of the current Listing Rules. They have been undertaken by External Valuers, as defined in the Red Book.

3.2 In accordance with the UK Listing Authority's current Listing Rules we have prepared our valuations in accordance with the RICS Appraisal and Valuation Manual (Red Book), our valuations have been prepared on the basis of Market Value, which is defined as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4 Valuations

4.1 On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each Property as at 31 May 2005, subject to and with the benefit of the various occupational leases or agreements to lease in accordance with German property market conventions or otherwise with vacant possession, is as stated against that Property in the Schedule.

4.2 Our valuations are exclusive of any VAT.

4.3 The aggregate of the Market Values of the Properties as at 31 May 2005 is €316,565,000.

4.4 The Market Values are subdivided between 93.7% German equivalent freehold title, 2.2% part German equivalent freehold and part short heritable building rights (less than 50 years unexpired), 1.7% condominium (part) ownership, 1.3% short heritable building rights and 1.2% long heritable building rights.

5 Special Assumptions

We have made the following special assumption in accordance with our instructions:

The leases over the Properties will benefit from a 75% tenant renewal rate.

6 Net Annual Rent Receivable

6.1 In the Schedule, we set out our estimates of the annual rent currently reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 31 May 2005. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer:

- ignoring any special receipts or deductions arising from the Property;
- excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and
- after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

6.2 In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the net annual rent receivable reflects an appropriate allowance for disbursements.

7 Estimated Net Annual Rent

7.1 The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

- a willing landlord;
- that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;
- that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;
- that no account is taken of any additional bid by a prospective tenant with a special interest;
- that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and
- that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

7.2 In the Schedule, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. Where a Property is let, we have estimated rental levels, which are commonly referred to as "net effective rents", and where a Property is currently vacant or where we have assumed the exercise of a break clause or that an existing lease at expiry will not be renewed, we have estimated rental levels adopting paragraph 7.1(e) above, which are commonly referred to as "headline rents". In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

8 Assumptions and Sources of Information

Except where we were informed otherwise or were aware from our investigations, we have made the following assumptions in accordance with our instructions:

8.1 We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. Save for Properties 106 (Gronau), 404 (Dortmund), 510 (Kassel), 902 (Bergisch-Gladbach), 1209 (Kempten), 1218 (Wurzburg) (as more particularly described in Appendix 1), we have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

Floor Areas

8.2 We have not measured all the Properties but have relied on floor area information produced by the client as being accurate and complete and in accordance with German industry standards.

Plant and Machinery

8.3 Where appropriate to the type of Property, landlords' plant and machinery such as lifts, escalators, air conditioning and other normal service installations have been treated as an integral part of each Property and are included within our valuations. Process plant and machinery, tenants' fixtures and specialist trade fittings have been excluded from our valuations.

8.4 No specialist tests have been carried out on any of the service systems and, for the purpose of our valuations, we have assumed that, except to the extent (if any) disclosed to us, all are in good working order and in compliance with any relevant statute, by-law or regulation.

Environmental Investigations, Ground Conditions and High Voltage Apparatus

8.5 We have assumed that, except to the extent (if any) disclosed to us, there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

8.6 We are informed that high voltage supply apparatus exists within, or in close proximity to some of the Properties. If required, technical information can be obtained from the local authority in so far as measurements have been completed. Public perception that higher than normal electromagnetic fields may affect health could adversely affect future marketability and value. We do not believe the market would make a discount to reflect these matters, and therefore in our valuations we have made no allowance for them.

Inspections

8.7 We have recently inspected each of the Properties. These inspections took place between December 2004 and February 2005. In accordance with our instructions for the purpose of this valuation we have performed no additional inspections on the basis that we have recently completed a previous valuation of the Properties based on site visits made to all the Properties the last of which took place on 17 February 2005.

Building Structure

8.8 We have assumed that, except to the extent (if any) disclosed to us, there are no structural issues that would affect our valuation. We have assumed that, except to the extent (if any) disclosed to us, no currently known deleterious or hazardous materials or suspect techniques have been used in the construction of the Properties.

Town Planning and Statutory Requirements

8.9 We have not made town planning enquiries.

8.10 We have assumed that, except to the extent (if any) disclosed to us, all relevant planning consents exist for the Properties and their respective present or proposed uses.

8.11 We have assumed that, except to the extent (if any) disclosed to us, all buildings currently comply, or on completion will comply, with all statutory and local authority requirements including building, fire and health and safety regulations.

8.12 We have assumed that, except to the extent (if any) disclosed to us, where original planning consents have been granted which are subject to planning agreements that these have been complied with and any payments due under these agreements have been made.

Tenure and Tenancies

8.13 We have considered the Land Register extracts as summarised by the legal due diligence reports provided to us and confirm as follows:

- where we have relied upon information provided to us by the Company, the managing agents, lawyers, building surveyors and all other relevant contacts for information, that such information is not inconsistent with the excerpts from the Land Registry in the form provided;
- we have assumed that, save as may be disclosed by the excerpts from the Land Registry, the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations; and
- we have assumed that, save as may be disclosed by the excerpts from the Land Registry, nothing would be revealed by any local search or replies to usual conveyance enquiries of Title of the Company which would materially adversely affect the Market Value of the Properties.

8.14 No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

8.15 We have not conducted credit enquiries into the financial status of any of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that, except to the extent (if any) disclosed to us, each party is capable of meeting its lease obligations and there are no material undisclosed breaches of covenant.

Repairing Obligations

8.16 We have assumed that all occupational leases are drawn up according to German market conventions whereby some repairing obligations remain the responsibility of the landlord.

9 Independence

We expect to carry out regular valuations of the Properties. The total fees, including the fee for this assignment, earned by ourselves (or other companies forming part of the same group of companies within Germany) from the addressees (or other companies forming part of the same group of companies) is less than 5% of the respective companies' total German revenues.

10 Options and Directors' Dealings

We are not aware of any contractual arrangement or options in the form referred to at paragraph 18.10(j) of the Listing Rules. We are also not aware of any directors' dealings in the form referred to at paragraph 18.10(j) of the Listing Rules.

11 Responsibility

Neither the whole nor any part of this Valuation Report nor any reference thereto may be included in any other published document, circular or statement, nor published in any way without our written approval of the form and context in which it is to appear.

Yours faithfully

(Signature)
Martin J. Brühl BSc (Hons) FRICS

Managing Partner Germany

(Signature)
Iain A. Coombs MA MRICS

Partner

For and on behalf of
Cushman Wakefield Healy and Baker

APPENDIX 1

PROPERTY SCHEDULE

Market Valuation as at 31 May 2005
Property held for Investment

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 104 **Europaplatz 12-14 (Neubau) 46399 Bocholt**	Office property with bank, built in 1990 comprises a bank hall on the ground floor currently occupied by Deutsche Bank which has a modern fit-out, an elevator, air conditioning and appears to be in an excellent condition. The basement is also occupied by Deutsche Bank containing a vault for clients as well as other ancillary space. The second and third floors are vacant at present and have not been occupied for four years, with each floor being lettable to two tenants. The property is only 40% occupied at present. Due to the basic fit-out of the office units, which appears not to be state-of-the-art, the marketability is reasonable as opposed to being good and should fit the regional market requirements. A further third floor is not lettable independently because it is not equipped with toilets etc. necessary for office use. From an outside perspective the building appears to be quite representative and in general is in good condition with a low amount of maintenance backlog. The net lettable area of the property comprises: Office space 1,028 sqm, Bank Hall 623 sqm, Storage space 444 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	101,512 €	123,342 €	1,560,000 €
Unit-ID: 109 **Woldemei 17 / Königsau 7 59555 Lippstadt**	Office property with bank, which was constructed in 1970 and refurbished in 1986, is a 4-storey building with underground parking facilities and a technical floor on the top. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is partly pitched and partly flat. The property condition seems to be commensurate with its age. The underground parking area can be accessed directly from Klusetor, the DB areas on the ground floor from Königsau and the other tenants from an entrance on the back of the building. The property is currently let to 4 tenants. Approx. 30% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with central heating fired by gas. Warm water is produced by flow heaters. The building can be subdivided into a maximum of 9 letting units, assuming that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,346 sqm, Bank Hall 566 sqm, Storage space 438 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.06.2008 and 31.12.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	202,017 €	197,309 €	2,608,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 110 **Domstraße 2** **32423 Minden**	Office property with bank, which was constructed in 1984, is a 5-storey building with underground and external parking facilities. The building structure is reinforced concrete with curtain wall with natural stone cladding. The roof is pitched and was refurbished in recent years. The property seems to be in good condition. The underground parking area, surface parking area and the tenant Marketing GmbH can be directly accessed from Domstrasse, the bank hall from Market. The property is currently let to two tenants. Approx. 64% of the total lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall and the social rooms (canteen etc.) are fitted with a ventilation system. The property is heated by long distance heating energy. As it is the building can be subdivided into 6 letting units. The vacant space has to be refurbished and partly finished before letting. The net lettable area of the property comprises: Office space 2,157 sqm, Bank Hall 470 sqm, Retail space 25 sqm, Storage space 537 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015, the other lease contract has a fixed lease expiry date 30.06.2005 (subject to periodic automatic twelve month extensions according to a market standard lease clause). The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	78,298 €	193,011 €	2,122,000 €
Unit-ID: 113 **Wittekindstraße 9/10** **49074 Osnabrück**	Office property with bank, which was built in 1970 and completely refurbished in 1986, is a 6-storey building with internal and external parking facilities. The building structure is reinforced concrete with aluminium window strips and a flat roof. The subject property is fully let to 2 tenants. The property and its technical facilities seem to be in a good condition. The main entrance of the property is on Wittekindstrasse. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The underground parking level is fitted with a sprinkler system, the bank hall and office areas are fitted with air conditioning, the whole property is secured by a fire alarm system. The office areas can be let on floor by floor basis. A subdivision per floor in two letting units is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 3,850 sqm, Bank Hall 590 sqm, Storage space 1,017 sqm, Residential 100 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	500,374 €	407,654 €	6,299,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 114 **Bahnhofstr. 1-3** **33102 Paderborn**	Office property with bank, which was constructed in 1987, is a 5-storey building with two underground parking floors. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a fire alarm and sprinkler system. The technical facilities are in good condition. The underground parking area can be accessed directly from Borchener Strasse, the bank hall from Bahnhofstrasse and the other tenant are accessible from two side entrances. The property is currently let to two tenants. 53% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with a central heating fired by gas, warm water is produced by flow heaters. As it is the building can be subdivided into a minimum of 7 letting units. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,091 sqm, Bank Hall 636 sqm, Storage space 807 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed expiry date 31.05.2015. The other lease contract will expire on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	139,100 €	206,818 €	2,670,000 €
Unit-ID: 204 **Schwachhauser** **Heerstr. 199** **28211 Bremen**	Office property with bank, which was built in 1992, is a 2-storey building with external parking facilities. The building structure is brickwork with a pitched and partly glazed roof. The subject property is fully let to 2 tenants. The property seems to be well maintained and its technical facilities appeared to be in good condition. The main entrance of the property is on Schwachhauser Heerstrasse. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The bank hall and office units have been fitted with air conditioning by Deutsche Bank. Due to its internal open structure (gallery) a subdivision in more than 2 letting units might be difficult. The net lettable area of the property comprises: Office space 353 sqm, Bank Hall 220 sqm, Storage space 98 sqm, Other space 127 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a lease expiry date 31.05.2015. The other lease contract will expire on 30.04.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	89,748 €	68,901 €	1,165,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 205 **Staugraben 10-12** **26122 Oldenburg**	Office property with bank and residential element, comprising two attached buildings: The 3 to 5 storey main building was constructed in 1967. A villa attached to the main building comprises the bank's vault on the ground floor and some office accommodation on the first floor. These office units are not usable at present since the room height has been reduced to assemble the bank's vault. The building structure is reinforced concrete with a curtain wall with aluminium cladding, the structure of the villa is brickwork with a plastered stucco facade. The roof of the main building is flat, the other is pitched. The property and its technical facilities seem to be in good condition. The property is currently let to 4 tenants, but can be subdivided into further letting units, 2 to 3 on each floor, assuming that the tenants on the ground floor use the toilet facilities in the basement. 9% of the total lettable area is vacant. The central heating is fired by gas. The property is fitted with a ventilation system, but not with a fire alarm system. The building is listed as an historic monument. The net lettable area of the property comprises: Office space 1,187 sqm, Bank Hall 427 sqm, Storage space 371 sqm, Residential space 148 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.12.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	157,772 €	124,676 €	2,035,000 €
Unit-ID: 309 **Herzogstr. 30 /** **Minoritenstr. 1** **47533 Kleve**	Office property with bank and residential element, built 1988, three storeys and comprises a bank hall on the ground floor and the basement at present occupied by Deutsche Bank, which appears to be of an adequate standard in such a location. It is well occupied and only parts of the office space in the first floor are vacant at present, the rest is occupied by a dentist as well as a cosmetics studio. The second floor is fully let to 'Techniker Krankenkasse', an attorney and the local court of Kleve, which appears to be a solvent tenant. Furthermore the third floor comprises an occupied residential unit as well as ancillary space of Deutsche Bank (staff room, archive, etc.). Only the bank hall is equipped with air conditioning, but the fit-out standard appears to be market-adequate with double bottom etc. 10% of the lettable area is vacant. The net lettable area of the property comprises: Office space 2,165 sqm, Bank Hall 656 sqm, Storage space 732 sqm, Residential space 98 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to eight tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.01.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	233,726 €	197,529 €	2,775,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 311 **Ostwall 131-135** **47798 Krefeld**	Office property with bank, 5 storey corner building constructed in 1902 and refurbished in 1982. Parts of the property are listed. The building has a stone clad facade, flat roof and appears to be well maintained. The building comprises office accommodation on floors 1 to 3, a mezzanine floor accommodating service counter area and storage space, a bank hall situated on a raised ground floor level which is accessible via an escalator as well as two basement storeys. The building is heated by central heating (district heating). The property is provided with electricity, water and sewerage. The building has 4 elevators. The property has three street frontages. The main entrance to the bank hall is facing the junction Ostwall/Neue Linnenstrasse. Access to the parking facilities is on the side of the property facing Neue Linnenstrasse. An additional entrance and stairway provide access to the upper floors from Neue Linnenstrasse. The property is let to 4 tenants. In total 28.7% of the net lettable space is vacant. The net lettable area of the property comprises: Office space 2,929 sqm, Bank Hall 1,893 sqm, Storage space 1,949 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have different lease expiry dates. The leases expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2015. The other lease contracts expire between 31.05.2005 and 31.12.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	471,401 €	574,275 €	7,438,000 €
Unit-ID: 313 **Bismarckplatz 1-5** **41061** **Mönchengladbach**	Retail and Office property, constructed in 1993, a 5-storey building with two underground floors. The building structure is reinforced concrete. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, Adam Consulting, Backes, Schuhhaus Ermert, Westdeutsche Zeitung). 40% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has central heating fired by gas. As it is the building can be subdivided and let on a floor-by-floor basis. The net lettable area of the property comprises: Office space 4,537 sqm, Bank Hall 928 sqm, Retail space 213 sqm, Storage space 806 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.04.2006 and 30.09.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	382,545 €	525,147 €	5,863,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 317 **Düsseldorfer Str. 23** **40878 Ratingen**	Office and bank property constructed in 1952 and refurbished in 1990. It is a 4-storey building with external parking facilities and technical facilities located in the basement area. The property is currently let to 2 tenants and is fully let. The building structure is reinforced concrete and plastered brickwork with partially natural stone cladding of the main facade at ground floor height. The roof is partly pitched and partly flat. The property condition seems to be commensurate with its age. The external parking area can be accessed from the back of the building. A lift at the rear bank hall area provides additional accessibility from basement level up to the 3rd floor level. The property is provided with electricity, water and sewerage. The bank hall and the 3rd floor are fitted with a ventilation and cooling system. The property is fitted with a central heating fired by gas including warm water supply. The building can be subdivided into a maximum of 4 letting units, assuming that the tenant on the ground floor will use the toilet facilities located in the basement. The net lettable area of the property comprises: Office space 878 sqm, Bank Hall 489 sqm, Storage space 292 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.09.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	190,910 €	127,042 €	2,057,000 €
Unit-ID: 319 **Remigiusplatz 14-16** **41747 Viersen**	Office and retail property, constructed in 1990, 4-storey building with one underground floor used for parking and as storage space. The parking area on the underground level is accessible from a back-road. The building structure is reinforced concrete. The roof is pitched. The property is in a good condition and is currently let to 6 tenants, 23% of the total lettable area are vacant. The property is provided with electricity, water and sewerage and the bank hall area has been fitted with an air conditioning system. It has central heating fired by gas. As it is at present, the building can not be subdivided and let on floor by floor basis, because the toilet facilities are not on each floor. The net lettable area of the property comprises: Office space 2,543 sqm, Bank Hall 768 sqm, Retail space 200 sqm, Storage space 760 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.01.2006 and 31.05.2008. Tenants are responsible for internal repair plus operating expenses.	335,075 €	340,545 €	4,298,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 401 **Husemannplatz 5a 44787 Bochum**	Office and bank property, built in 1923 and completely refurbished in 1985, 6-storey building with external parking facilities. The main entrance of the property is on the corner of Husemannplatz and Victoriastrasse. The structure is reinforced concrete with partly glass facade and a flat roof. The subject property is let to four tenants. The vacancy rate of the property is 15%. The property and its technical facilities seem to be commensurate with its age, but in good condition. The property is provided with electricity, water and sewerage. The property is heated by long distance heating energy. The bank hall is fitted with a ventilation system. The property is fitted with a fire alarm system. The building can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities on the basement. The net lettable area of the property comprises: Office space 2,918 sqm, Bank Hall 538 sqm, Storage space 888 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after year 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts expire between 30.09.2006 and 31.12.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	387,146 €	363,412 €	4,743,000 €
Unit-ID: 416 **Von-Oven-Straße 12-16 45879 Gelsenkirchen**	Office and bank property constructed in 1959 and refurbished in 1982. 4-storey building. Additional cooling units are placed on top of the roof of the ground floor extension. The external parking area at the back of the building can only be accessed via Von-Oven-Strasse 10. The property is nearly fully let to 4 tenants. The main building structure is reinforced concrete and brickwork. The main facade is constructed with partially natural stone and aluminium cladding. The roof is flat. There are two lifts and two staircases providing good accessibility to the building. The property condition seems to be commensurate with its age. Except for the areas occupied by Deutsche Bank, the fit out standard of the offices are of a low standard. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was especially built to the requirements of Deutsche Bank. The property is fitted with a central heating connected to the district steam network. The building can be subdivided into 6 letting units. The net lettable area of the property comprises: Office space 1,313 sqm, Bank Hall 662 sqm, Retail space 43 sqm, Storage space 654 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	188,861 €	107,706 €	1,821,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 420 **Paul-Reusch-Straße 43** **46045 Oberhausen**	Office and bank property with residential element constructed in 1914 and refurbished in 1998. It is a 3-storey building. The main technical facilities are located in the basement. Additional cooling units are placed on the roof. The internal parking spaces are located in the basement and can only be accessed by car lift. The property is currently let to 2 tenants (DB and Housekeepers accommodation), the vacancy rate is 12%. The main building structure is of reinforced concrete and brickwork. The main façade has sand stone and aluminium cladding. The roof is part flat and part pitched. There are two lifts, one car lift and two staircases. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices are low to medium. The ventilation and cooling system was especially built for the usage of Deutsche Bank. The property is connected to the district heating network. The building could be subdivided into 4 to 5 letting units. The net lettable area of the property comprises: Office space 875 sqm, Bank Hall 834 sqm, Storage space 619 sqm, Residential space 112 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.09.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	200,606 €	152,280 €	2,252,000 €
Unit-ID: 421 **Königswall 24** **45657** **Recklinghausen**	Office property constructed in 1898 and refurbished in 1993. 4-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The external parking spaces are located at the back of the building and internal on the underground parking level. The property is currently let to 2 tenants (DB and Hartmann & Gigerl). The vacancy rate is 24%. The main building structure is reinforced concrete and brickwork. The main façade is plastered. The roof is part flat and part pitched. There is one lift, one goods lift (out of use) and one main staircase. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices are medium to high. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was purpose built for Deutsche Bank. The property is fitted with central heating fired by the district steam heating network. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 1,103 sqm, Storage space 344 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	80,604 €	101,603 €	1,368,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 424 **Dr.Alfred-Herrhaus. Allee 9-11** **47228 Duisburg - Asterlagen**	Office and bank property constructed in 1996. The construction is of reinforced concrete. The property is a four storey building with a glass facade and a flat roof. The building is provided with electricity, water and sewerage. According to modern technical standards the subject property has a fire alarm system, air conditioning and is connected to the district heating network. Several entrance points are connected to elevators and staircases. As such all floors can be let separately and split up into smaller units. All in all the subject property is well maintained and representative. A sufficient number of parking spaces are located on site. Beside Deutsche Bank there are several tenants located in the subject property with differing lease expiry dates. Prisma will leave at the end of 2011 representing the longest remaining lease contract. ADT Deutschland GmbH have a break option on September 30, 2006. This lease is currently due to expire at the end of October 2008. The net lettable area of the property comprises: Office space 7,648 sqm, Storage space 446 sqm, Other space 1,371 sqm. The property was inspected on December 15, 2004.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 30.08.2005. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	486,493 €	821,701 €	8,920,000 €
Unit-ID: 501 **Luitpoldstr. 2-4** **63730 Aschaffenburg**	Office and bank property, built in 1898 and completely refurbished in 1981, 5-storey building. There are no parking spaces provided on the site. The main entrance to the bank hall is on the corner of Luitpoldstrasse and Steingasse. External office units are accessible via a side entrance on Luitpoldstrasse. The building structure is brickwork with plastered walls and a pitched roof. The subject property is let by three tenants. The vacancy rate of the property is 21%. Upon inspection the property and its technical facilities appeared to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. The vacant residential unit on the top floor is currently unfinished and needs to be developed before letting. Following redevelopment this unit could also be reused as an office unit. The net lettable area of the property comprises: Office space 1,031 sqm, Bank Hall 359 sqm, Storage space 247 sqm, Residential space 90 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.12.2006 and 28.02.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	104,960 €	136,915 €	1,867,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 503 **Louisenstraße 52** **61348 Bad Homburg**	Mixed use office, retail and residential property, built in 1860 and completely refurbished in 1997, 3-storey building listed as an historic monument. There are external parking spaces provided on site. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let by ten tenants. The vacancy rate of the property is 10.6%. Upon inspection the property and its technical facilities appeared in an average condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall and retail unit are fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. The net lettable area of the property comprises: Office space 607 sqm, Bank Hall 358 sqm, Retail space 138 sqm, Storage space 337 sqm, Residential space 564 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to ten tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.01.2012. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	292,157 €	339,851 €	5,393,000 €
Unit-ID: 505 **Luisenplatz 7** **64283 Darmstadt**	Office and bank property, built in 1968 and completely refurbished in 1996/97, a 6-storey building. There is no parking space provided on the site. The structure is reinforced concrete with a gabled roof and partly flat roof. The subject property is currently let by four tenants. The vacancy rate of the property is 11%. Upon inspection the property and its technical facilities appeared in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age: 1997). The bank hall and first floor are fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. A subdivision per floor (second to fourth floor) in two letting units is also possible as two toilet facilities are located on each floor. The net lettable area of the property comprises: Office space 1,920 sqm, Bank Hall 348 sqm, Retail space 96 sqm, Storage space 576 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 30.06.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	346,329 €	297,615 €	4,642,000 €
Unit-ID: 508 **Universitätsplatz** **536037 Fulda**	Office and bank property, built in 1960 and completely refurbished in 1993, 5-storey building. There are no parking provided on the site. The structure is of reinforced concrete with a gabled glass roof. The subject property is let to Deutsche Bank. At present 42% of the total lettable area is vacant. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The bank hall is fitted with air conditioning. Due to the open building structure (inside courtyard over all floors) a subdivision of the property in more than one unit is difficult. The net lettable area of the property comprises: Office space 953 sqm, Bank Hall 243 sqm, Storage space 194 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	93,946 €	117,527 €	1,741,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 509 **Langstraße 60** **63450 Hanau**	Office and bank property, built in 1988, a 5-storey building with internal parking facilities. The structure is reinforced concrete with a pitched and partly flat roof. The subject property is currently let to 4 tenants. The vacancy rate of the property is 43%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The bank hall and vacant space can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 1,537 sqm, Bank Hall 502 sqm, Retail space 100 sqm, Storage space 539 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2006 and 30.09.2008. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	238,443 €	286,221 €	3,914,000 €
Unit-ID: 514 **Marktplatz 1-2** **65428 Rüsselsheim**	Office and bank property constructed in about 1950 and refurbished in 1986. It is a 4-storey building. It is part of a combined property (Mainzer Straße 2) and not currently usable as a single unit (shared facilities). The main technical facilities are located in the basement area with additional cooling units placed on the roof. The external parking spaces are located at the rear of the building. The property is currently let to 2 tenants (DB and Trinkhaus), the vacancy rate is 39%. The main building structure is of reinforced concrete and brickwork. The main facade is plastered. The main roof is pitched and on first floor level flat. There is one lift and one main staircase (Marktplatz 1-2). The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices is low. The property is provided with electricity, telecommunication, water and sewerage. The ventilation and cooling systems were purpose built in for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 222 sqm, Bank Hall 59 sqm Storage space 50 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	18,140 €	24,936 €	292,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 602 **Kaiser-Joseph-Straße 262 79098 Freiburg**	Listed office and bank property constructed in 1906 and recently refurbished. The building comprises service counter area on the ground floor, offices on the upper floors as well as underground car parking facilities. The building has a reinforced concrete structure with natural stone cladding and a pitched roof. The property has gas central heating. Its technical facilities are in good condition. The underground parking areas as well as the other tenants' entrance are accessible via Rempartstrasse. The building shares a stairway and an elevator with the neighbouring building Rempartstrasse 3. All upper floors of the two buildings are interlinked. The bank hall area is accessible via a separate entrance and short stairs and is accessible from Kaiser-Joseph-Strasse. Due to its elevated situation this space can only be converted to office space. The building comprises several smaller letting units on the upper floors, none of which are vacant. The property is currently fully let to six tenants, including Deutsche Bank. The net lettable area of the property comprises: Office space 1,306 sqm; Bank Hall 387 sqm, Storage space 293 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to six tenants. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts expire between 31.12.2005 and 30.06.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	219,598 €	190,330 €	3,307,000 €
Unit-ID: 603 **Rempartstraße 3 79098 Freiburg**	Office property, modern 5 storey building with retail premises on the ground floor, offices on the upper floors and underground parking facilities. The building shares underground parking area as well as an entrance to the different letting units with the property Kaiser-Joseph-Strasse 262. The building has a reinforced concrete structure with natural stone cladding. The roof is pitched. The property and its technical facilities are in good condition. The property is provided with electricity, water and sewerage. It shares central heating with the property Kaiser-Joseph-Strasse 262 and is currently let to three tenants. Deutsche Bank does not occupy the property. The mezzanine floor as well as the third floor is vacant. One of the tenants, Hanseatic Bank, has a break option to terminate the lease contract by 31.03.2007. In total 41.92% of the net lettable space are currently vacant. The net lettable area of the property comprises: Office space 443 sqm, Retail space 92 sqm, Storage space 2 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts expire between 31.07.2007 and 01.04.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	43,120 €	64,478 €	993,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 604 **Rotteckring 3** **79098 Freiburg**	Office and bank property, 6 storey building with roof-terrace, a service counter area on ground floor, offices on the upper floors and underground as well as external car parking facilities. The building was constructed in 1957 and has been partly refurbished. The property and its technical facilities are in good condition. The property is provided with electricity, water and sewerage. The building meets actual standards with raised floors, suspended ceilings, air conditioning and four lifts. The property is currently let to only one tenant (Deutsche Bank). The third floor is completely vacant. A division of office space into smaller letting units is difficult due to the specific layout of the building: There is only one set of toilet facilities on each floor. There is some conversion potential for the ground floor areas to retail use, however, window areas are small and retail space would be large, which has limiting effects on letting potential as well as achievable rents. In total, 10.86% of the net lettable space are currently vacant. The net lettable area of the property comprises: Office space 3,838 sqm, Bank Hall 1,239 sqm, Storage space 1,161 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have a fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	571,862 €	534,084 €	7,035,000 €
Unit-ID: 609 **Senser Plate 2** **79539 Lörrach**	Office, bank and retail property built in 1992, 4-storey with underground parking facilities. The structure is reinforced concrete with a partly natural stone/partly plastered front and a tin roof. The Bank hall is constructed as an atrium with glassed roof. The property is provided with electricity, water and sewerage and the areas located on the first to third floor have been fitted with air conditioning. The building consists of a central heating system fired by gas. The underground parking level is fitted with a fire alarm system. The property and its technical facilities appeared to be in good condition. The main entrance to the bank hall is located at the frontage facing Senser Platz. The subject property is currently partly let to 10 tenants, 6.35% of the total lettable area is vacant. According to verbal information during the inspection, the first floor used by Deutsche Bank will be separated into two sections so that 50% of the first floor will be vacant by spring 2005. In its current condition the bank hall cannot be subdivided into smaller letting units due to a lack of toilet facilities. The net lettable area of the property comprises: Office space 3,501 sqm, Bank Hall 931 sqm, Retail space 389 sqm, Storage space 867 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to ten tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2013. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	410,175 €	350,715 €	5,599,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 610 **Hauptstraße 9** **77652 Offenburg**	Office and bank property built in 1957 and refurbished in 1981. It comprises a 5-storey main building, a 1-storey building attached to the main building as well as parking facilities. The main building has a brick facade with a hipped roof. The attached building has a plastered facade and a flat roof. Some of the office area located on the upper floor has been fitted with air conditioning. The building has gas central heating. The bank hall space can be accessed from the front of the building at Hauptstrasse or the back of the building at Unionrampe. The upper storeys are accessible via a side entrance. The bank hall is distributed over the ground floor of both building parts. Office units are located on floors 2 to 4 of the main building. This space has been vacant for two years. The condition of the subject property appeared to be commensurate with its age. Despite its two entrances the bank hall cannot be subdivided into separate letting units due to missing toilet facilities. A subdivision of office units on the upper floors is only possible on a floor by floor basis. The net lettable area of the property comprises: Office space 930 sqm, Bank Hall 545 sqm, Storage space 550 sqm. The property was inspected on January 12, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	32,574 €	105,228 €	930,000 €
Unit-ID: 712 **Harburger** **Rathauss. 44/** **Bremer S. 10** **21073 Hamburg**	Office, bank and residential property, built in 1924, 3-storey building. External parking facilities are provided on site. The structure is reinforced concrete and brickwork with a pitched roof ("Mansardendach"). The subject property is currently let by six tenants. The vacancy rate of the property is 21%. Upon inspection the property and its technical facilities appeared to be in an good condition. The property is provided with electricity, water, and sewerage. The central heating is fired by gas. The ground floor is fitted with an air conditioning system. The building can be subdivided and let on floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The first floor can be subdivided into a maximum of 3 letting units. The net lettable area of the property comprises: Office space 802 sqm, Bank Hall 577 sqm, Storage space 1,035 sqm, Residential space 545 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	217,773 €	187,592 €	2,808,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 714 **Rathausplatz 1-2 24103 Kiel**	Office, bank and residential building, built in 1928 and refurbished in 1986, 5-storey building and is listed in the monument register. There are 3 parking spaces available at the backyard of the property. The building structure is reinforced concrete with a *natural stone facade and a pitched roof. The property is well maintained and its* technical facilities seem to be in good condition. Some windows have to be restored, which we estimate to be at a total cost amount of 7,000 €. The property is accessed directly from Rathausplatz. There are one main and three side entrances. The property is provided with electricity, water and sewerage, the building is heated by long distance heating energy. The property is fitted with a ventilation system, but not with a fire alarm system. The building is let to 3 tenants, 23% of the total lettable area is vacant. The commercial areas on the upper floors can be subdivided into 2 letting units per floor. The ground floor can be let to a single tenant assuming that the occupier will use the toilet facilities in the basement. The net lettable area of the property comprises: Office space 2,313 sqm, Bank Hall 875 sqm, Storage space 737 sqm, Residential space 243 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 15.10.2005 and 31.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	314,365 €	299,697 €	4,547,000 €
Unit-ID: 806 **Zindelstraße 3-5 37073 Gottingen**	Office, bank and residential property, constructed in 1971, 5-storey building with a technical floor and two basement areas used for parking and as storage space. The building also contains a flat in the attic. The building structure is reinforced concrete with curtain wall with metal cladding. The roof is flat. The property is commensurate with its age. The bank hall can be directly accessed from Zindelstrasse, the tenants in the upper floors from a side entrance on Zindelstrasse. The parking area on the underground level is accessible from Johannisstrasse. The property is currently let to 8 tenants, 19% of the total lettable area are vacant. The areas leased by DB have been fitted with an air conditioning system. The property is fitted with a fire alarm system and a sprinkler system on the underground parking level, and heated by long-distance heating energy. Warm water is provided by flow heaters. The heating technology was modernised last year. The waste water pump is very old and might need to be renovated in the immediate future. As it is the office areas can be subdivided into 5 letting units. The net lettable area of the property comprises: Office space 2,365 sqm, Bank Hall 610 sqm, Storage space 472 sqm, Residential space 177 sqm. The property was inspected on January 10, 2005.	Equivalent freehold ownership. The property is currently let to eight tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 31.03.2013. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	304,130 €	278,765 €	4,636,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 809 **Am Markt 2-3** **31785 Hameln**	Office, bank and retail properties, constructed in 1957 and refurbished in 1992 comprising 2 4-storey buildings without parking facilities. The building structure is reinforced concrete with curtain wall with natural stone cladding as well as a plastered facade. The roof is pitched. The properties are commensurate with their age. The retail space and bank hall can be directly accessed from Am Markt, the tenants on the upper floors are accessible from a side entrance. The property is currently let to 6 tenants. Randstad has left the property but has to pay rent until the end of September 2005. The current vacancy rate of the property is 16%. The property is provided with electricity, water and sewerage and the area leased by DB has been fitted out with a ventilation system There is no fire alarm system. The property is heated by long distance heating energy. As it is the building can be subdivided into 6 letting units assumed that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 1,611 sqm, Bank Hall 352 sqm, Retail space 116 sqm, Storage space 637 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.03.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	220,252 €	219,138 €	3,296,000 €
Unit-ID: 812 **Unit-ID: 813** **Kirchröder Str. 103-104** **30625 Hannover**	Office, bank and residential property constructed during the mid 1950s, 4-storey building with 2-storey extension Bank accommodation on the ground floor of 103 and 104 as well as ancillary office space on the first floor area of 103. The upper floors of the Kirchroder Strasse 104 comprises residential apartments. The property is generally in a below average condition. 6 car parking spaces are situated in the rear courtyard. Both properties form a single economic unit. The residential apartments are let on the basis of open-ended lease contracts, subject to three months' statutory notice. The tenants are responsible for internal repair and a proportion of the operating expenses. The net lettable area of the property comprises: Office space 158 sqm, Bank Hall 142 sqm, Storage space 147 sqm., Residential 512 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The bank and office property is currently let to a single tenant. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	38,595 €	25,761 €	393,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 814 **Angoulemeplatz 1** **31134 Hildesheim**	Office and bank property, constructed in 1922, consisting of two connected 3-storey buildings. The building structure is brickwork the building part occupied by Deutsche Bank has a natural stone facade. The roof is partly flat and pitched and was completely refurbished in recent years. The bank hall is fitted with an air conditioning system and an elevator. The condition of the property occupied by Deutsche Bank is good. The other building part on the back side is in bad condition. The bank hall space can be accessed from Angoulemeplatz, the other tenants are accessible via side entrance. The building part on the back side, which comprises office space and two flats in the attic, is completely vacant (total vacancy rate is 21%). The lease term of DB will expire in 10 years, the remaining lease terms will expire between 2005 & 2007. The property is heated by gas. As it is the building currently fully let can be subdivided and let at a minimum on a floor by floor basis. The building part on the back side is not lettable under its current status. The net lettable area of the property comprises: Office space 1,184 sqm, Bank Hall 524 sqm, Storage space 780 sqm. The property was inspected on January 11, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.10.2005 and 31.12.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	156,067 €	134,994 €	1,931,000 €
Unit-ID: 815 **Bardowicker Straße 6** **21335 Lüneburg**	Office and bank building, which was built in 1977 and refurbished in 2001 3-storey building with external parking facilities in the rear courtyard. The building structure is brickwork with a pitched roof. The property and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage, the central heating is fired by gas. The property is fitted with an air conditioning system and a fire alarm system on the ground floor. The subject property is currently let to Deutsche Bank, 27% of the total lettable area are vacant. The building can be subdivided into letting units on a floor by floor basis assumed that the tenant of the ground floor will use the toilet facilities located in the basement. The vacant areas have to be refurbished before letting. The property is accessible directly from Bardowicker Strasse. The net lettable area of the property comprises: Office space 467 sqm, Bank Hall 377 sqm, Storage space 335 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	106,353 €	123,884 €	1,897,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 817 **Schützenplatz 18 38259 Salzgitter**	Office, bank and residential property, constructed in 1954, 4-storey building with a basement. The property is currently used as a bank and residential accommodation. The building structure is brickwork with plastered walls and a pitched roof. The building is not fitted with a fire alarm system, an elevator or a ventilation system. The condition of the property is commensurate with its age. The bank hall space can be accessed from Schützenplatz. The other tenanted areas are accessible via a side entrance. The property is currently let to DB and 5 private persons who leased the flats. 28% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The building is fitted with central heating fired by gas. As it is the lettable areas can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor will use the toilet facilities in the basement. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 399 sqm, Bank Hall 327 sqm, Storage space 363 sqm, Residential space 367 sqm. The property was inspected on January 10, 2005.	Equivalent freehold ownership. The property is currently let to 6 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 10.04.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	63,117 €	77,577 €	914,000 €
Unit-ID: 901 **Friedrich-Wilhelm-Platz 15 52062 Aachen**	Office, bank and retail property constructed in 1967 comprising a 5-storey main building and a 3-storey annex with underground parking facilities. The property is provided with electricity, water and sewerage. The areas in the main building located on ground floor to third floor have been fitted with air conditioning. The building is connected to the district heating network. The underground parking area (25 parking places) can be accessed directly from Ursulinenstrae, the Deutsche Bank areas from Friedrich-Wilhelm-Platz, the retail store and the other tenanted areas in the annex from Ursulinenstrae. The subject property is currently let to a total of four tenants. Generally, the subject property appeared to be in good condition commensurate with its age, although the facade needs renovation due to its out-of-date appearance. The net lettable area of the property comprises: Office space 2,440 sqm, Bank Hall 587 sqm, Retail space 460 sqm, Storage space 489 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 30.09.2005 and 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	452,970 €	444,033 €	7,583,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 905 **Moltkestr. 58-60** **53173 Bonn**	Office and bank property built in 1908 and recently refurbished, 4-storey building. The structure of the property is a natural stoned front with a hipped/partly flat roof. The bank hall has been fitted with an air conditioning system. The building consists of a central heating system fired by gas. Upon inspection the property and its technical facilities appeared in a moderate condition. The property has 3 entrances from which two lead to the bank hall. The main entrance to the bank hall is achievable via staircases. The upper floors are accessible from a side entrance in Moltkestrae. The subject property is currently let by 2 tenants, 18.91% of the total lettable area is vacant. The lease terms of DB expires in 1 year, the remaining lease term will expire in 2009. Upon inspection internal features appeared in a moderate state of repair. In its current condition the building parts can be subdivided and let at a minimum on floor by floor basis. The vacant areas have to be refurbished before letting. Parking facilities are not available. The net lettable area of the property comprises: Office space 499 sqm, Bank Hall 339 sqm, Storage space 443 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The other lease contract expires on 31.05.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	71,273 €	83,739 €	1,024,000 €
Unit-ID: 915 **Dürener Str. 230** **50931 Köln**	Office, bank and residential property constructed in 1959 and generally in a good condition. The construction consists of brickwork. The property is a four storey building plus attic floor with a flat roof. The mixed use property incorporates office space (2nd & 3rd floor), bank hall (ground floor) and residential units on the 4th and attic floor. Currently, the vacancy rate for the total property is slightly above 10%. All floors can be let separately. Technical systems are commensurate with its age and include a connection to the district heating network and air conditioning. Unfortunately, the subject property has no parking places. The net lettable area of the property comprises: Office space 259 sqm, Bank Hall 255 sqm, Storage space 186 sqm, Residential space 265 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	82,013 €	86,935 €	1,266,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 916 **Friedrich-Ebert-Platz 20 51373 Leverkusen**	Office, bank and residential property, 3 storey stone clad building with a flat roof. It comprises service counter area and office space on the ground floor, office space on the first floor and one residential unit on the second floor. The property also comprises two underground car parking spaces as well as 13 external car parking spaces. The building was constructed in 1958 and refurbished in 1972. The service counter area has been recently refurbished. The building has central heating (district heating). Air conditioning is installed on the ground floor and the first floor. The property is provided with electricity, water and sewerage. The building has two stairways and one elevator. The building and its technical facilities appear to be in good condition. The property is currently let to two tenants (incl. Deutsche Bank). Parts of the office space on the first floor as well as some storage space in the basement are vacant. In total 12.73% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 920 sqm, Bank Hall 611 sqm, Storage space 549 sqm, Residential space 198 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	184,444 €	154,021 €	2,340,000 €
Unit-ID: 921 **Kaiserplatz 7-9 53113 Bonn**	Office and bank property built in 1998, 6-storey building in modern style. The structure is reinforced concrete with a partly natural stone/partly plastered front and a flat roof. The property is provided with electricity, water, sewerage and is connected to the district heating network ("Fernwärme"). The bank hall has been fitted with an air conditioning system. The subject property is currently partly let by 6 tenants, 9.37% of the total lettable area is vacant. The lease terms of DB expires in 10 years, office units located on second and third floor will expire in 3 years. The remaining lease terms will expire in the immediate future (2004 to 2006). In its current condition the building parts can be subdivided and let at a minimum on a floor by floor basis. Upon inspection internal and external features appeared in a good state of repair. There are 30 parking places available. The net lettable area of the property comprises: Office space 2,880 sqm, Bank Hall 669 sqm, Storage space 431 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to six tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.07.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	580,244 €	434,570 €	6,237,000 €
Unit-ID: 923 **Kaiserstrasse 1 53113 Bonn**	4-storey vacant office building. The structure is reinforced concrete with natural stoned and metal cladding and aluminium double glazing windows. The roof is flat. The property is provided with electricity, water and sewerage and is heated by gas. Due to full vacancy internal and external features appeared in a poor state of repair. The property has to be fully refurbished before letting. In its current condition the building parts can be subdivided and let at a minimum on a floor by floor basis. There are 4 external parking places available. The net lettable area of the property comprises: Office space 800 sqm, Bank Hall 0 sqm, Storage space 59 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	46,550 €	268,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1004 **Ludwigstraße 8-10** **55116 Mainz**	Office and bank property constructed in about 1953 and refurbished in 1989. It is a 4-storey building. The main technical facilities are located in the basement and roof area and also supply the property Weissliliengasse 14. The internal parking spaces are located at the rear of the building. The property is currently let to 1 tenant and is fully let. The main building structure is of reinforced concrete and brickwork. The main facade is covered with natural stone cladding. The back facade is plastered. The main roof is partly pitched and partly flat. There are two lifts and three staircases providing good access within the building. The property condition seems to be commensurate with its age. Except for the areas of Deutsche Bank the fit out standard of the offices is low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with a gas fired central heating system. The building could be subdivided into 4-5 letting units. The net lettable area of the property comprises: Office space 2,457 sqm, Bank Hall 961 sqm, Storage space 1,378 sqm, Other space 10 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	507,005 €	503,467 €	6,832,000 €
Unit-ID: 1005 **Weissliliengasse 14** **55116 Mainz**	Office property constructed in 1986. 5-storey building. The main technical facilities are located in the basement and root area of the property Ludwigsstrasse 8-10. There are no parking spaces provided. The building is constructed above a public parking garage. There is only storage space provided on the ground floor. The property is currently let to 1 tenant the vacancy rate is 60%. The main building structure is of reinforced concrete and brickwork. The main facade is covered with natural stone cladding. The back facade is plastered. The main roof is pitched. There are two lifts and three staircases providing good access within the building. The property condition seems to be commensurate with its age. Except for the areas of Deutsche Bank the fit out standard of the offices is medium. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 3 letting units (no ground floor). The net lettable area of the property comprises: Office space 1,707 sqm, Storage space 252 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	80,356 €	177,376 €	2,224,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1007 **Kornmarkt 11** **54290 Trier**	Vacant office and bank property. 5 storey building with a cellar and a flat roof. The ground floor and the 1st floor have formerly been occupied by the bank. The 2nd to 4th floor has been vacant for a longer time and is therefore in worse condition. The facade of the ground floor is made up of marble and glass. The main entrance to the Bank Hall has 4 stairs. There are two additional side entrances. There is an areaway from the 2nd to the 4th floor. The building is provided with gas heating. The Bank Hall, the 1st floor and the computer server rooms are provided with air-conditioning. There is a passenger lift serving basement to 3rd floor. Furthermore the building can be accessed by staircases serving all floors. The layout of the building areas is relatively flexible and can be subdivided into letting units on floor by floor basis. There are 6 internal and 5 external parking spaces which are located at the backside of the building at a separate property. In general the condition of the subject property is commensurate with its age but good. The net lettable area of the property comprises: Office space 1,472 sqm, Bank Hall 460 sqm, Storage space 439 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	145,857 €	864,000 €
Unit-ID: 1103 **Sophienstr. 2** **76530 Baden-Baden**	Office property built in 1966. 5-storey building. The main building structure consists of reinforced concrete and brickwork. The main facade has glass and aluminium panels at each floor level. The property is provided with electricity, water and sewerage and is heated by gas central heating. The bank hall on the first floor as well as the conference room situated on the fourth floor has been fitted with air conditioning. The subject property is currently let to Deutsche Bank only. 27.6% of the total lettable area is vacant. Upon inspection the second floor was being converted. The lease with Deutsche Bank expires in 10 years. Office units located on the second floor will expire in 3 years. In its current condition the building parts can be subdivided and let on a floor-by-floor basis. The property also comprises 14 internal parking places and one garage on the ground floor, currently used for cash transports. Upon inspection the internal and external features appeared to be in a good state of repair. The net lettable area of the property comprises: Office space 1,553 sqm, Retail space 56 sqm, Storage space 397 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	108,757 €	177,892 €	2,692,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1105 **Pforzheimer Straße 15 76275 Ettlingen**	Office, bank and residential property, originally constructed in 1825 (and refurbished in 1989). 2-storey building with one underground floor used for storage space. The roof is pitched. The property condition seems to be commensurate with its age and is currently let to 3 tenants, 19% of the total lettable area is vacant. There are 12 outside parking spaces as well a small site which is currently used by a residential tenant, but could possibly be used for parking spaces. The property is provided with electricity, water and sewerage and has a central heating fired by gas. The first floor could not be let, because one room contains the air conditioning units and to reach the air conditioning units it is necessary to go through the other existing two rooms. Due to the fact that the air-conditioning system is situated on the upper floor and the other area on this floor is only accessible via the mentioned room we assume these areas can not be let at present. The net lettable area of the property comprises: Office space 220 sqm, Bank Hall 289 sqm, Storage space 211 sqm, Residential space 224 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.09.2005 and 28.02.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	53,840 €	50,320 €	634,000 €
Unit-ID: 1108 **Adenauerplatz 1 69115 Heidelberg**	Office and bank property built in 1924 and renovated 3 years ago. 4-storey (including a attic floor) villa which is listed as a monument. The structure is brickwork with a plastered front, a hipped roof as well as single glazing windows in wooden style. Upon inspection facade and windows have to be refurbished; internal features appeared in moderate condition. The property is provided with electricity, water and sewerage and is connected to the district heating network ("Fernwärme"). The building is mainly used by DB; its lease term will expire in 10 years. The second floor is let by Medizinischer Dienst until 2007. First and some part of third floor (approx. 23%) are currently vacant. Letting vacant accommodation located on third floor is difficult due to pitched roof areas. The net lettable area of the property comprises: Office space 1,694 sqm, Bank Hall 674 sqm, Storage space 663 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	264,167 €	277,902 €	4,539,000 €
Unit-ID: 1111 **Stiftsplatz 13 67655 Kaiserslautern**	Office and bank property, built in 1959, 4-storey building with two garages provided to the rear. The structure is reinforced concrete with a flat roof. The subject property is currently let to two tenants. The vacancy rate of the property is 27%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The property is heated by long distance heating energy. The bank hall is fitted with an air conditioning system. The building can be subdivided and let on a floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The third floor can be subdivided into 2 letting units due to 2 toilet facilities. The net lettable area of the property comprises: Office space 1.361 sqm, Bank Hall 388 sqm, Storage space 474 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contract of the other tenant expire on 31.05.2005 and 31.03.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	153,362 €	153,971 €	1,846,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1113 **Rheinstr. 44** **76185 Karlsruhe**	Office and bank property built in 1991. 4-storey building (including converted attic floor). The structure is brickwork with a partly natural stone (ground floor)/partly plastered front, a ridged roof and double glazed windows. The property is provided with electricity, water and sewerage and is heated by gas. A fire alarm system is installed in the staircase; a ventilation system is not subject of the property. The subject property is fully let to 5 tenants. The lease agreement of DB consists of a flexible hand-back option after 3, 5 and 8 years. The remaining lease terms will expire in the immediate future (2005 or 2006). Upon inspection internal and external features appeared in a good state of repair. In addition there are 11 external parking places available, which are accessible from Marktstraße. The net lettable area of the property comprises: Office space 1,056 sqm, Bank Hall 268 sqm, Storage space 210 sqm. The property was inspected on January 05, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.07.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	133,277 €	133,060 €	1,960,000 €
Unit-ID: 1114 **Xylanderstr. 1** **76829 Landau**	Office and bank property, which was built in 1903 and completely refurbished in 1993, 4-storey building with parking spaces available in the backyard. The building is listed as an historic monument. The building structure is brickwork with a stucco facade and a pitched roof. The property is well maintained and its technical facilities seem to be in a good condition. The bank hall is directly accessible from Xylanderstrasse and the tenants on the upper floors are accessible via a side entrance. The property is provided with electricity, water and sewerage, central heating is fired by gas. The bank hall space is fitted with an air conditioning system and a fire alarm system does not exist. The subject property is currently let to 3 tenants. 13.3% of the total lettable area is vacant. The lettable areas can be separately let on floor by floor. A subdivision per floor in two letting units is not possible due to the localization of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,738 sqm, Bank Hall 309 sqm, Storage space 694 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	186,920 €	166,959 €	2,491,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1115 **Ludwigstraße 44** **67059 Ludwigshafen**	Office and bank property built in 1970. 5-storey building with stepped floors on the side of Zollhofstraße as well as parking facilities accessible from Zollhofstraße. The facade of the building appears out of date and requires repairs. The retail units on ground floor are almost vacant and appear in a poor state of repair. Upon inspection public areas such as corridors appear neglected. The property is connected to the district heating network ("Fernwärme"). The subject property is currently let by a few tenants based on short term lease contract agreements. Approx. 30% of the total lettable area is vacant. With more than a half of the total number of office space, the lease contract agreement of Christliches Jugenddorfwerk will expire in 2011, the tenant also has a break option in 2006. The remaining lease terms will expire in the immediate future (2004 to 2008). In its current condition the building parts can be subdivided and let on each floor. The subject property provides a sufficient amount of external parking spaces. The net lettable area of the property comprises: Office space 2,891 sqm, Bank Hall 0 sqm, Retail space 908 sqm, Storage space 851 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to nine tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 30.09.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	254,292 €	283,009 €	3,448,000 €
Unit-ID: 1116 **P7. 10-15** **68161 Mannheim**	Office, bank, retail and storage property, built in 1950 and periodically refurbished over the last 15 years. 7-storey building with 5 garages. The building structure is reinforced concrete with a flat roof. The property is well maintained and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage, the building is heated by long distance heating energy. The bank hall space and the office units on the first floor are fitted with an air conditioning system and a fire alarm system also exists. The subject property is currently let to three tenants. 3.6% of the total lettable area is vacant. The lettable areas can be subdivided into eleven letting units, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 6,340 sqm, Bank Hall 1,348 sqm, Retail space 309 sqm, Storage space 2,752 sqm. The property was inspected on December 16, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 and 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	1,153,172 €	983,639 €	15,705,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1120 **Friedrichstr. 30 67433 Neustadt a.d.W**	Office and bank property, built in 1986. 5-storey building with external parking facilities provided on the site. The building structure is reinforced concrete with a natural stone facade and a pitched roof (Mansardendach). The property is well maintained and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The building is fitted with a ventilation system and a fire alarm system does not exist. The subject property is currently let to four tenants (DB and doctor's practices). 20% of the total lettable area is vacant. The lettable areas can be separately let on a floor by floor, whereas the upper floors can also be subdivided into two letting units each. The net lettable area of the property comprises: Office space 1,864 sqm, Bank Hall 360 sqm, Storage space 399 sqm, Residential space 73 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2017. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	206,368 €	240,923 €	3,391,000 €
Unit-ID: 1121 **Westl.-Karl-Friedrich-Str.76 75172 Pforzheim**	Office and bank property with residential element, built in 1951 and refurbished in 1976. 4-storey building with a basement. The building structure is reinforced concrete with a flat roof. The property is well maintained and its technical facilities seem to be in a good condition. The property is provided with electricity, water and sewerage, the building is heated by long distance heating energy. The bank hall space is fitted with an air conditioning system and a fire alarm system does not exist. The subject property is currently let by 4 tenants. 32% of the total lettable area is vacant. The building can be subdivided into 5 letting units, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 1,511 sqm, Bank Hall 609 sqm, Storage space 687 sqm, Residential space 162 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.03.2006 and 30.06.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	136,222 €	180,428 €	2,511,000 €
Unit-ID: 1123 **Karmeliterstr. 2/ Postplatz 4 67346 Speyer**	Office, bank and residential property constructed in 1891 and refurbished in 1974. 4-storey building. The building is listed as an historic monument. The main technical facilities are located in the basement area. The external parking spaces are located at the rear of the building. The property is currently let to 7 tenants (retail, office and residential), the vacancy rate is 19%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. Only one main staircase has been constructed in the building. The property condition seems to be commensurate with its age. Except for the Deutsche Bank areas, the fit out standard of the offices and apartments is low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for the Deutsche Bank. The property is fitted with gas fired central heating. The net lettable area of the property comprises: Office space 464 sqm, Bank Hall 264 sqm, Storage space 603 sqm, Residential 359 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership The property is currently let to seven tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.02.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	82,632 €	106,585 €	1,376,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1125 **Wilhelm-Leuschner-Straße 17** **67547 Worms**	Office and bank property constructed in 1947 and refurbished in 1985. It is a 3-storey building. The main technical facilities are located in the basement area. The external parking spaces are located at the rear of the building. The property is currently let to 2 tenants and is fully let. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on the first floor level, is flat. There are two internal staircases providing accessibility within the building. The property condition seems to be commensurate with its age. Except the areas of Deutsche Bank the fit out standard of the offices are low. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling systems were purpose built for Deutsche Bank. The property is fitted with gas fired central heating. The building could be subdivided into 5 letting units. The net lettable area of the property comprises: Office space 597 sqm, Bank Hall 286 sqm, Storage space 308 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2006. The other lease contract expires on 31.01.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	49,711 €	46,969 €	551,000 €
Unit-ID: 1201 **Fuggerstr. 1** **86150 Augsburg**	Office and bank property, constructed in 1864 and last refurbished in 1990. 6-storey building with two underground floors, which are used for storage space. The building structure is brickwork with natural stone cladding. The building is not listed as a historic monument, but protected as part of the ensemble of listed buildings Fuggerstraße/Volkhartstraße/Schaezlerstraße. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a sprinkler system. The bank hall can be accessed directly from Bahnhofstraße/Corner Fuggerstraße, the office units from Fuggerstraße. There is also a side entrance on the Bahnhofstraße. The property is currently let to two tenants. 10% of the lettable area is vacant. The bank hall is fitted with a ventilation system. The property is fitted with a long-distance heating. Warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 2,122 sqm, Bank Hall 537 sqm, Storage space 539 sqm, Other space 67 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 30.10.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	317,356 €	333,359 €	5,521,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1205 **Bahnhofstr. a 95444 Bayreuth**	Office and bank property constructed in 1989. The construction is of reinforced concrete. The property is a two storey building plus attic floor with a pitched roof. All floors despite the attic floor (third floor) have access to the elevator. The mixed use property incorporates office space, bank hall and a doctor's surgery. The whole first floor or about 40% of the office space is vacant. All floors can be let separately due to two entrance points from the Bahnhofstrasse. Technical systems are generally in good condition and include a connection to the district heating network, a ventilation system and air conditioning. There are external parking facilities behind the subject property which are separated by an electrical barrier. The net lettable area of the property comprises: Office space 420 sqm, Bank Hall 363 sqm, Storage space 251 sqm. The property was inspected on January 17, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contract will expire on 31.01.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	75,610 €	80,112 €	1,199,000 €
Unit-ID: 1206 **An der Naegleingasse 96450 Coburg**	A 2.52/1,000 co-ownership share with respect to plot 143/1 connected with special ownership ("Sondereigentum") of parking space no. 101 of the separation plan ("Aufteilungsplan"). The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently fully vacant.	0 €	742 €	12,000 €
Unit-ID: 1207 **Spitalgasse 19 96450 Coburg**	Office, bank and retail property with a residential element constructed in 1905 and extensively refurbished in 1985. Since smaller renovation works have taken place in the mean-time the subject property is generally in a good to very good condition. Moreover, the property is listed as a historic monument. The construction consists of brickwork with an old ornament facade. The property is a four storey building with a pitched roof. All floors have access to an elevator from the back side entrance of the property. The mixed use property incorporates office space, bank hall, a retail unit on ground floor as well as a residential unit. Currently, more than 50% of the office space is vacant. All floors could be let separately. However, it would only be possible to enter the upper stories from the back side entrance. Due to its location it is possible to convert the bank hall to retail space. Technical systems are generally in good condition and include a connection to the district heating network, a ventilation system and air conditioning. A parking place is located behind the subject property. The net lettable area of the property comprises: Office space 693 sqm, Bank Hall 327 sqm, Retail space 106 sqm, Storage space 279 sqm, Residential space 102 sqm. The property was inspected on January 04, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.03.2007 and 30.06.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	157,124 €	203,627 €	3,232,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1217 **Maximilianstraße 9 93047 Regensburg**	Office, bank and retail property, constructed in 1950 and last refurbished in 1991. 4-storey building with one underground floor, used for storage space. The roof is pitched. The property condition seems to be commensurate with its age. The building is not fitted with a sprinkler system. The bank hall can be accessed directly from Maximilianstraße as well as from Dr. Wunderle Straße, the office units can also be accessed from both streets. The property is currently let to four tenants. 14% of the lettable area is vacant. The property is provided with a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 3,241 sqm, Bank Hall 432 sqm, Retail space 399 sqm, Storage space 571 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.10.2005 and 30.09.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	428,272 €	396,395 €	6,374,000 €
Unit-ID: 1301 **Schubartstr. 13 73430 Aalen**	Office and bank property, built in 1983 and refurbished in 1994, 5-storey building with external parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently fully let to two tenants. Upon inspection the property and its technical facilities' appeared to be in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1993). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on floor by floor basis. A subdivision per floor in two letting units is not possible due to the localisation of the toilet facilities on only one side of the building. The net lettable area of the property comprises: Office space 1,739 sqm, Bank Hall 574 sqm, Storage space 428 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 30.09.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	193,451 €	161,982 €	2,497,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1304 **Milchstr. 2 / Strohstr. 9 73728 Esslingen**	Office and bank property comprising two attached 4-storey building. One building of the property, which is listed as an historic monument, was constructed in the 13th century and rebuilt in 1701 after it was destroyed. In 1987 a second building was built. Underground parking facilities are provided on the site. The old part of the property is a timber-framed building with a pitched roof whereas the structure of the new building is reinforced concrete also with a pitched roof. The subject property is currently let to Deutsche Bank. The vacancy rate is 42.6%. The property and its technical facilities appeared to be in good condition. The central heating is fired by gas (from 1986). The bank hall is fitted with an air conditioning system. The building can be subdivided and let on floor by floor basis, but at the current status of the building the occupier of the ground floor needs to use the toilet facilities on the basement. A subdivision in more than one letting unit per floor is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,801 sqm, Bank Hall 512 sqm, Storage space 644 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	166,820 €	210,422 €	2,835,000 €
Unit-ID: 1305 **Karlstraße 13 88045 Friedrichshafen**	Office, bank and residential property, constructed in 1954 and refurbished in 1994, 5-storey building with a basement as well as garages and surface parking spaces in the rear courtyard. The building structure is brickwork with a plastered facade and a pitched roof. The property is in good condition. The building can be accessed from Karlstrasse and via a side entrance. The property is currently let to 3 tenants, 26% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the central heating (construction year 1993) is fired by gas. The bank hall areas are fitted with a fire alarm system and an air conditioning system. A subdivision into more than three letting units is not possible without reconstructions due to missing toilet facilities on the first floor (DB) and on the third floor, in the current status a subdivision of the bank hall areas on a floor by floor basis is also difficult due to an integrated accessibility core. The net lettable area of the property comprises: Office space 858 sqm, Bank Hall 348 sqm, Storage space 285 sqm, Residential space 141 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 31.05.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	105,786 €	125,537 €	1,850,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1310 **Moltkestr. 6-8** **74072 Heilbronn**	Office and bank property with a residential element, constructed in 1954/1988 comprising two building sections. It is a 4-storey building with one underground floor, which is used for storage space. The main roof (old part) is pitched. The property is currently under reconstruction. The property is currently let to two tenants. 41% of the lettable area is vacant. The property is provided with electricity, water and sewerage and the bank hall is fitted with a ventilation system. The property is fitted with a central heating fired by gas. Warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis. The vacant areas have to be refurbished before letting. The net lettable area of the property comprises: Office space 1,771 sqm, Bank Hall 868 sqm, Storage space 611 sqm, Residential space 121 sqm. The property was inspected on January 07, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 31.03.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	194,893 €	306,094 €	4,504,000 €
Unit-ID: 1313 **Marienplatz 37** **88212 Ravensburg**	Office and bank property, constructed in 1911 and refurbished in 1998, 5-storey building with a basement. The roof is pitched and clad with schist. The property is well maintained and in very good internal and external condition. The main entrance of the property is on Marienplatz, the staircase can be accessed by a side entrance. The property is fully let to DB. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The central heating is fired by gas. Under the current status the property is not separately lettable on floor by floor basis due to missing toilet facilities on the ground and third floor, but can be subdivided into 4 letting units. Due to the information provided to us the property is not listed as an historic monument. The net lettable area of the property comprises: Office space 445 sqm, Bank Hall 169 sqm, Storage space 289 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenants are responsible for internal repair plus operating expenses.	109,105 €	98,619 €	1,756,000 €
Unit-ID: 1314 **Gartenstr. 33** **88212 Ravensburg**	Office and retail property, constructed in 1991. 4-storey building with internal and external parking facilities. The roof is pitched and partly flat. The property is well maintained and in very good internal and external condition. The main entrance and two side entrance points are on Gartenstrasse. The property is nearly fully let to several tenants, Schwäbische Zeitung which occupies 38% of the total lettable area, DB with 13.6%, LK Ravensburg with 21%, Tolatec with 14% and Kalisto with 11%. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The central heating is fired by gas. Under the current status the property can be subdivided into 5 letting units, assumed that the tenant on the ground floor will use the toilet facilities in the basement. The net lettable area of the property comprises: Office space 1,747 sqm, Retail space 238 sqm, Storage space 202 sqm. The property was inspected on January 18, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.12.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	192,523 €	149,336 €	2,404,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1317 **Ledergasse 8** **73525 Schwäbisch Gmünd**	Office and bank property, built in 1971 and refurbished in 1996, 4-storey building with internal parking facilities. The structure is reinforced concrete with flat roof. The subject property is currently fully let to four tenants. The vacancy rate is 24.3%. The property and its technical facilities seem to be in an average condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1995). The building can be subdivided and let on floor by floor basis, assuming that the occupier of the ground floor uses toilet facilities located in the basement. A subdivision per floor in more than one letting unit is not possible due to the localization of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 1,462 sqm, Bank Hall 346 sqm, Retail space 65 sqm, Storage space 291 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	144,026 €	139,153 €	1,897,000 €
Unit-ID: 1325 **Bahnhofstr. 44** **78532 Tuttlingen**	Office and bank property, built in 1990, 3-storey building with internal parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is currently let to Deutsche Bank. The vacancy rate is 7%. Upon inspection the property and its technical facilities appeared in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1989). The building can be subdivided and let on floor by floor basis, assumed that the occupier of the ground floor will use the toilet facilities in the basement. A subdivision by floor into more than one letting unit is not possible due to the position of the toilet facilities on one side of the building. The net lettable area of the property comprises: Office space 676 sqm, Bank Hall 373 sqm, Storage space 254 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	119,090 €	89,013 €	1,428,000 €
Unit-ID: 1326 **Münsterplatz 33** **89073 Ulm**	Office, bank and retail property, constructed in 1993, 5-storey building with two underground floors which are mainly used for storage space. The building structure is reinforced concrete and the roof is pitched. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, Ehinger & Schwarz, Parfümerie, Verband der Metallindustrie, Bahmann). 6% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has a central heating fired by gas. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,094 sqm, Bank Hall 437 sqm, Retail space 148 sqm, Storage space 888 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	465,511 €	447,152 €	7,518,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1403 **Hauptstr. 6** **59755 Arnsberg**	Office and bank property, constructed in 1989, 4-storey building with two underground floors partly used as parking area. The building structure is reinforced concrete with curtain walls with natural stone cladding. The roof is from Hauptstrasse and the other tenant is accessible from a side entrance. The property is currently let to two tenants (DB and Brinkschulte GmbH & Co.KG). 28% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a ventilation system. The property has a central heating fired by gas, warm water is produced by flow heaters. As it is the building can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities in the basement. The vacant areas have to be slightly refurbished before letting. The net lettable area of the property comprises: Office space 1,371 sqm, Bank Hall 538 sqm, Storage space 476 sqm. The property was inspected on January 06, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date. (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties.) The other lease contract will expire on 31.07.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	139,486 €	173,630 €	2,567,000 €
Unit-ID: 1406 **Hindenburgst. 21-25** **51643** **Gummersbach**	Office and bank property, 5 storey building with underground parking facilities constructed in 1983. The building has a stone clad facade with flat roof, the condition being commensurate with the building's age. The building is heated by gas central heating. The property is provided with electricity, water and sewerage. It has two stairways and three elevators. The bank hall is situated on the ground floor, floors one to four have office accommodation and two basement storeys accommodate storage space as well as 31 car parking spaces. The property is let to three tenants, including Deutsche Bank. As at the date of inspection office space on floor 2 was completely vacant. In total 15.58% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 1,912 sqm, Bank Hall 605 sqm, Storage space 380 sqm. The property was inspected on January 13, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.01.2006 and 31.08.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	263,752 €	250,018 €	3,476,000 €
Unit-ID: 1408 **Bahnhofstr. 1-3** **58095 Hagen**	Office and bank property, built in 1993, 7-storey building with internal parking facilities. The building structure is reinforced concrete with a flat roof. The bank hall is accessible at the corner of Bahnhofstrasse and Neumarktstrasse. The retail unit has a separate entrance at Neumarktstrasse. The subject property is currently let to two tenants, Deutsche Bank who occupies 44% of the total lettable area and Mark E AG with 19% of the total lettable area. The vacancy rate is 26%. Upon inspection the property and its technical facilities appeared in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1992). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis, assuming that the tenant of the ground floor uses the toilet facilities in the basement. The net lettable area of the property comprises: Office space 3,561 sqm, Bank Hall 952 sqm. Retail space 94 sqm, Storage space 1,099 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 30.04.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	448,566 €	302,434 €	4,260,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1413 **Blumenstraße 33-37** **42853 Remscheid**	Office and bank property, built in 1975/1985, 4-storey building with external parking facilities. The bank hall has been refurbished in 2004. The building structure is reinforced concrete with a flat roof. The subject property is currently let to four tenants. The vacancy rate is 22%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 1987). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,525 sqm, Bank Hall 674 sqm, Storage space 541 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.12.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	261,841 €	195,319 €	2,607,000 €
Unit-ID: 1414 **Konrad-Adenauer-Str. 2** **42651 Solingen**	Office and bank property, which was constructed in 1986, is a 6-storey building with two underground floors which are mainly used for storage and parking space. The building structure is reinforced concrete and the roof is pitched. The property and its technical facilities are in good condition. The property is currently let to five tenants (DB, VGF, VSV, E-Plus, Albrecht). 10% of the lettable area is vacant. The property is provided with electricity, water and sewerage. The property has a central heating fired by gas. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 2,633 sqm, Bank Hall 650 sqm, Storage space 580 sqm. The property was inspected on January 14, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 and 31.05.2012. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	196,693 €	246,561 €	3,459,000 €
Unit-ID: 1418 **Friedrich-Engels-Allee 426** **42283 Wuppertal**	Office and bank property, 2 storey building constructed in 1952 and refurbished in 1990, with a reinforced concrete construction, brick walls and a flat roof. The building has central heating (district heating). On the ground floor the building accommodates service counter area with ancillary office space. There are vacant office premises on the upper floor, accessible via a separate entrance and stairway, as well as large vacant storage facilities on basement level. There is no elevator. A division of vacant space is not feasible due to the building's layout. The property has 3 parking garage spaces and 31 external parking spaces. The building is in satisfactory condition and meets average standards. The bank hall has some conversion potential to retail use. However, due to the property's unfavourable retail location and the small shop windows achievable retail rents are comparatively low. The building is currently let under the terms of one lease contract agreement (Deutsche Bank). In total 23.24% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 533 sqm, Bank Hall 473 sqm, Storage space 744 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has as fixed lease expiry date 31.05.2015. The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	112,715 €	94,119 €	1,240,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1419 **Rathausstraße 14 42349 Wuppertal**	Office, bank and residential The property is situated on a downward sloping plot and accommodates two building sections: The old part, a listed 2 storey building of brick construction with a pitched roof and built in 1882. The new part, a modern annex with a flat roof, constructed in 1980. On the ground floor both parts of the building share office and bank hall accommodation. The property has internal and external car parking facilities. The upper floors are accessible via a separate entrance. The first floor and second floor in the old part of the building consist of residential accommodation. The new part of the building — basement storeys one and two, consists of further residential accommodation as well as storage space. Those storeys are accessible via an entrance located at the back of the building. The quality of the commercial as well as the residential accommodation is basic. The property is heated by gas central heating. The property is currently let to Deutsche Bank and two residential tenants. In total 10% of the net lettable space are vacant. The net lettable area of the property comprises: Office space 133 sqm, Bank Hall 289 sqm, Storage space 222 sqm, Residential 243 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.10.2005 and 31.01.2006. The lease contracts are standard market lease.	64,901 €	49,776 €	664,000 €
Unit-ID: 1420 **Friedrich-Ebert-Straße 1-3 42103 Wuppertal**	Office, bank and storage property comprising 2 main building sections with 6 storeys each. They are interlinked via a 2 storey annex accommodation part of the bank hall. The property has a reinforced concrete construction, flat roof and a glass/metal frame clad facade. The property forms part of a group of three properties distributed around a central courtyard. The property is constructed as a corner building with underground parking facilities. The buildings were constructed in 1962 & refurbished in 1982. They are generally in good condition. The property has 8 elevators & 3 stairways. Floors 2, 3 and 5 are partly vacant. There is some potential to subdivide office space into 2 letting units per floor. The ground floor has some conversion potential to a large retail unit, however, due to the property's secondary retail location achievable retail rents would be comparatively low. The property has district heating and air conditioning. The main entrance to the bank hall faces Friedrich-Ebert-Strasse. The property is let to 3 tenants. 17% of the net lettable space is vacant. The net lettable area of the property comprises: Office space 9,049 sqm, Bank Hall 1,460 sqm, Storage space 1,527 sqm, Other space 8 sqm. The property was inspected on December 13, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.10.2005 and 31.12.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	856,724 €	753,507 €	9,669,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1422 **Kasinostraße 24-26 42103 Wuppertal**	Office property, 5 storey building constructed in 1957 and refurbished in 1999. The building has a reinforced concrete construction, flat roof and a glass/metal frame clad facade. It has central heating (district heating) and no ventilation system. The property is provided with electricity, water and sewerage. The building forms part of a group of three properties distributed around a central courtyard. The property lies adjacent to the buildings Friedrich-Ebert-Strasse 1-3 and shares underground parking facilities with the above buildings and the property Laurentiusstrasse 23a-25. The building has one stairway and two elevators. The underground parking spaces can only be accessed from Laurentiusstrasse. The property is generally in good condition. It is let to three tenants (incl. Deutsche Bank). Floors 2 to 4 are vacant. In total 68.92% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 1,925 sqm, Storage space 437 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 30.12.2005 and 30.06.2007. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	62,667 €	121,530 €	1,142,000 €
Unit-ID: 1423 **Laurentius-Straße 23a-25 42103 Wuppertal**	Office property comprising a 7 storey office building built in 1987 forming part of a group of 3 properties distributed around a central courtyard. The property lies adjacent to the buildings Friedrich-Ebert-Strasse 1-3, also occupied by Deutsche Bank. The property is generally in good condition. It has a reinforced concrete construction, flat roof and a glass/metal frame clad facade. The building has central heating (district heating) as well as air conditioning. The property is provided with electricity, water and sewerage. The building has one stairway and two elevators. Floors 3 to 6 are connected with floors 2 to 5 of the property Friedrich-Ebert-Strasse 1-3.The building shares underground car parking facilities with the buildings Friedrich-Ebert-Strasse 1-3 and Kasinostrasse 24-26. Access to the parking facilities as well as to the office floors is from Laurentiusstrasse. The building is let to two tenants, namely Deutsche Bank and Diederichs Projektmanagement. Floors 2 to 4 inclusive are vacant. In total 68.92% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 2,191 sqm, Storage space 414 sqm, Other space 4 sqm. The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 30.05.2008. The other lease contracts expire between 31.01.2006 and 31.12.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	58,500 €	139,488 €	1,348,000 €
Unit-ID: 1424 **Laurentius-Straße 31-33 42103 Wuppertal**	The property comprises a plot of 494 m² with 18 external parking spaces and is separate from the three properties Friedrich-Ebert-Strasse 1-3, Laurentiusstrasse 23-25 and Kasinostrasse 24-26. The property is covered with asphalt and is bordered by buildings on three sides. It is fenced and can only be accessed through a gate. The car parking spaces are currently let to three tenants (incl. Deutsche Bank). The property was inspected on December 14, 2004.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenant is responsible for internal repair plus operating expenses.	2,055 €	2,055 €	28,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1506 **Spremberger Str. 18** **3046 Cottbus**	Office and bank property, constructed in 1870 (refurbished in 1997), 4-storey building with one underground floor which is mainly used as storage space. The building structure is brickwork with natural stone cladding on the ground floor. The roof is pitched. The property condition seems to be commensurate with its age. The property is currently let to one tenant (DB). 44% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a long-distance heating. As it is the building can be subdivided and let on a floor by floor basis. The net lettable area of the property comprises: Office space 920 sqm, Bank Hall 251 sqm, Storage space 196 sqm. The property was inspected on January 20, 2005.	Equivalent freehold ownership. The property is currently let to three tenants. The lease contract with Deutsche Bank has as fixed lease expiry date 30.05.2008. The other lease contracts expire between 30.09.2007 and 31.12.2014. The lease contracts are standard market lease contracts. Tenants are responsible for operating expenses.	48,660 €	77,226 €	850,000 €
Unit-ID: 1511 **MarkT21** **18273 Güstrow**	Office, bank and residential property, constructed in 1890 (refurbished in 1998), 4-storey building with one underground floor which is mainly used for storage space. It consists of an old and a new part. The building structure is brickwork and reinforced concrete. The roof is pitched. Furthermore the subject property comprises an additional site with expansion potential. The property condition seems to be commensurate with its age. The property is currently let to five tenants (DB and residential tenants). 48% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with a central heating fired by gas. As it is the building can be subdivided and let on floor by floor basis as well as on an old and new part basis. The net lettable area of the property comprises: Office space 821 sqm, Bank Hall 291 sqm, Storage space 56 sqm, Residential space 297 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to 5 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.12.2005 and 31.12.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	66,821 €	85,053 €	1,054,000 €
Unit-ID: 1513 **Domplatz** **11/Westendorf 37a** **28820 Halberstadt**	Office and bank property built in 1902 and refurbished in 1996. It is listed as an historic monument and a representative building. Due to its renovation in 1996 the subject property is in a good condition. The property contains an elevator serving all floors. The former bank hall on the ground floor has a height of approx. 4 metres which appears not to be adequate for retail use. In addition to this the main entrance of the bank hall is only accessible via a staircase and the side entrance is hidden, which excludes retail use. The subject property comprises 14 parking spaces at present used by the neighbour 'Sparkasse' and an escalator serving every floor. The net lettable area of the property comprises: Office space 727 sqm, Bank Hall 200 sqm, Storage space 516 sqm. The property was inspected on January 25, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contracts expire between 31.08.2005 and 28.02.2014. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	18,034 €	54,876 €	335,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1531 **Am Markt 16/17** **Mecklenb. 3** **23966 Wismar**	Office and bank property, a classical building, constructed in 1914 (refurbished in 1993), 4-storey building with one underground floor which is mainly used for storage space. The building structure is brickwork. The roof is pitched. It is listed as an historic monument. Any demolition, alteration, change of use or any erection of a building requires a permit by the city. The property condition seems to be commensurate with its age. The property is currently let to two tenants (DB and a tenant for a garage). 45% of the lettable area is vacant. The property is provided with electricity, water and sewerage and is fitted with central heating fired by gas. As it is the building can be subdivided and let on floor by floor basis. The net lettable area of the property comprises: Office space 473 sqm, Bank Hall 265 sqm, Storage space 262 sqm. The property was inspected on January 19, 2005.	Equivalent freehold ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause). The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	42,827 €	64,047 €	852,000 €
Unit-ID: 1807 **Falkeplatz 2** **9112 Chemnitz**	Office and bank property in a relatively good condition due to its renovation in the last 15 years and incorporates four upper floors, ground floor and basement. Originally constructed around 1926 the subject property is listed by UN monument protection. Due to its character and location a retail use is not recommended. The property is partly let with approx. 50% of the office space being vacant. Some space in the fourth floor is not completely finished. Every floor can be reached by two elevators. Technical systems are in a relatively good condition and include connection to the district heating network but no ventilation system. Due to the elevators and two staircases it is possible to let each floor independently as well as to split up areas on each floor which has already been done. There are external parking facilities in front of and behind (separated by an electrical barrier) the subject property. Customers of the bank can find enough parking places in front of the subject property. The net lettable area of the property comprises: Office space 4,485 sqm, Bank Hall 944 sqm, Storage space 862 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to 12 tenants (including parking places) with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	306,695 €	418,335 €	4,352,000 €
Unit-ID: 1810 **Großer Bruhl 2** **7607 Eisenberg**	Office and bank property constructed in 1883 and refurbished in 1994. The subject property consists of basement, ground floor and two upper floors. The property consists of one entrance point and one stairway only. There is no elevator. This situation makes re-letting to more than one tenant difficult. Beside a gas heating system from the early 1990s the subject property has no cooling or air conditioning system. Deutsche Bank is the only tenant of the subject property with the lease contract expiring in December 2007. We have discovered a certain degree of damp in the basement. The net lettable area of the property comprises: Office space 306 sqm, Bank Hall 116 sqm, Storage space 147 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant. The lease contract with Deutsche Bank has as fixed lease expiry date 30.05.2008. The lease contract is a standard market lease.	38,998 €	24,638 €	250,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1811 Bahnhofstraße 101 99084 Erfurt	Office and bank property, 5 storey building constructed in 1922 and refurbished in 1997. It comprises ground floor bank hall, office and storage use on the upper floors and ancillary external parking space. The building has a reinforced concrete structure with natural stone cladding and is generally in satisfactory condition. The building has central heating (district heating) and an air conditioned ground floor bank hall. Access to the parking facilities is from Juri-Gagarin-Ring, as is to the office floors via a three side entrances and stairways. A further entrance to the bank hall and the office space is via Bahnhofstrasse. The building only has one elevator. Deutsche Bank is the only tenant in the building. Floors 2 and 3 are vacant. The third floor, due to its unfavourable layout, can only be let as storage space. Due to the poor accessibility through the specific location of stairways a subdivision of the office space into smaller letting units is difficult and would be a significant investment. In total 35.85% of the net lettable space is currently vacant. The net lettable area of the property comprises: Office space 2,425 sqm, Bank Hall 871 sqm, Storage space 1,801 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to a single tenant with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates of 30.05.2008 and 31.05.2015. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	260,492 €	262,127 €	3,479,000 €
Unit-ID: 1813 Humboldtstr. 26 7545 Gera	Office and bank property is in a good condition following refurbishment in 1997 incorporating two upper floors, ground floor and basement. Originally constructed around 1900 many old elements have been maintained successfully. Moreover, the property is listed as an historic monument. Due to its character and location, retail use is not recommended. The property is fully let and has one elevator which can be accessed from the side entrance to get to all floors. Technical systems are in a very good condition and include connection to the district heating network and a ventilation system. Due to the elevator and two staircases it is possible to let each floor independently. There are external parking facilities beside and behind the subject property which are separated by an electrical barrier. Customers of the bank find a few parking places in front of the subject property. The net lettable area of the property comprises: Office space 737 sqm, Bank Hall 567 sqm, Storage space 164 sqm. The property was inspected on February 01, 2005.	Equivalent freehold ownership. The property is currently let to two tenants. The lease contract with Deutsche Bank has a fixed lease expiry date of 31.05.2015. The other lease contract expires on 31.07.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	127,483 €	112,933 €	1,663,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1815 **Berliner Str. 62 / Friedrichsstr 02826 Gorlitz**	Office, retail and residential property, built in 1922 and completely refurbished in 1997. 5-storey building. The building is listed as an historic monument. Its structure is brickwork with plastered walls and has a pitched roof. The subject property is currently let to four tenants. The vacancy rate is 35,4%. Upon inspection the property and its technical facilities appeared to be in good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas. The ground floor is fitted with a ventilation system. The building can be let on a floor by floor basis, assuming that the occupier of the ground floor uses the toilet facilities in the basement. The first to third floor can be subdivided into four letting units each. The net lettable area of the property comprises: Office space 915 sqm, Rental space 1,064 sqm, Storage space 98 sqm, Residential space 627 sqm, Other space 18 sqm. The property was inspected on December 29, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts expire between 31.12.2005 and 31.05.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	215,166 €	187,644 €	2,286,000 €
Unit-ID: 1819 **Marktplatz 19 6108 Halle / Saale**	4-storey, listed office and bank property built in 1933 and refurbished in 2000 situated in an urban refurbishment area. Representative building facing historic market place in Halle. In addition to this the whole property is served by an elevator. At present the ground floor area has been converted to a bank unit let to Sparda Bank. The net lettable area of the property comprises: Office space 611 sqm, Bank Hall 315 sqm, Storage space 487 sqm, Other space 6 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to three tenants with some vacancy. The lease contracts expire between 31. 05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 30.05.2023. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	71,063 €	145,225 €	1,863,000 €
Unit-ID: 1823 **Hanserling 7 6108 Halle / Saale**	Office and retail property built in 2000. 4 storey building behind historic listed facade. In general the subject property is in an excellent condition. The net lettable area of the property comprises: Office space 276 sqm, Retail space 106 sqm, Storage space 481 sqm, Other space 8 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to four tenants with some vacancy. The lease contracts expire between 31.12.2006 and 31.05.2023. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	86,503 €	116,664 €	1,826,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1826 **Schloßgasse 20** **7743 Jena**	Office, bank and retail property with a residential element refurbished in 1995. 3 storeys comprising two building sections — constructed around 1900, and in the early 1960s. The attic floor of the old part is in a poor internal condition. About one quarter of the office space is vacant. The subject property has one elevator which can be accessed from all floors, which means that all floors can be let separately. An elevator for disabled persons connects the pavement with the bank. Technical systems are commensurate with the date of refurbishment and include a ventilation system. There are external parking facilities beside the subject property which are separated by an automatic barrier. The net lettable area of the property comprises: Office space 1,189 sqm, Bank Hall 126 sqm, Retail space 125 sqm, Storage space 188 sqm, Residential space 95 sqm. The property was inspected on February 02, 2005.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.12.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2011. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	116,193 €	129,153 €	1,828,000 €
Unit-ID: 1841 **Frauentorstraße 3** **99423 Weimar**	Office and bank property with a residential element. 4 storey listed building constructed in 1904 and refurbished in 1992, with ground floor bank and retail space, office use on first and second floor and three residential units on the third floor. The building has natural stone cladding, pitched roof and is in good condition. It has one main stairway and one elevator. However, this elevator is only accessible via the bank hall. The building has a separate gas heating unit on each floor and no ventilation system. The property is provided with electricity, water and sewerage. Upon inspection it was established that the property is currently let to 5 tenants (incl. Deutsche Bank). The previously vacant area on the second floor has been let to an office for local culture (Kulturstiftung Weimar). The terms and the duration of this lease are not known. Considering this new lease agreement, the property currently has a vacancy of 1.1%. The net lettable area of the property comprises: Office space 565 sqm, Bank Hall 94 sqm, Retail space 99 sqm, Storage space 118 sqm, Residential space 311 sqm. The property was inspected on January 31, 2005.	Equivalent freehold ownership. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.07.2005 and 30.09.2006. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	65,014 €	102,006 €	1,422,000 €
Unit-ID: 1846 **Hanseling 6** **6108 Halle / Saale**	Retail property with office and residential elements constructed in 2000 arranged over 4 storeys, mostly occupied by Peek & Cloppenburg a textile department store, paying €12.30/m2 per month. Accessible from the Leipziger Strasse, the most frequented retail pitch in Halle. The subject property is 95% occupied at present. Underground parking facilities which are part of the subject property and fully occupied. The net lettable area of the property comprises: Office space 378 sqm, Retail space 4,980 sqm, Storage space 1 sqm, Residential space 180 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to 31 tenants (including parking places) with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 15.06.2030. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	752,063 €	751,687 €	12,660,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1847 **Hanserling 8** **6108 Halle / Saale**	Retail, office and residential property built in 2000. 4 storey building constructed behind historical listed façade. 66% occupied. Ground floor retail store is currently vacant. The 1st and 2nd floor comprise office space and is fully occupied by consultants, attorneys and an insurance company. In addition to this the building is connected via a lockable door to the neighbouring buildings 6 and 7 as well as the underground parking facilities which are part of the property "Hansering 6" (fully occupied). In general the subject property is in an excellent condition. The net lettable area of the property comprises: Office space 167 sqm, Retail space 201 sqm, Storage space 11 sqm, Residential space 172 sqm. The property was inspected on January 24, 2005.	Equivalent freehold ownership. The property is currently let to seven tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	43,237 €	55,622 €	837,000 €
Unit-ID: 4008 **Mullerstraße 55 A** **13349 Berlin-Wedding**	Retail and residential property built in 1965 comprises a mixed use building which is almost fully let. The structure is brickwork with a plastered front, flat roof and single glazing windows with wooden frames. The retail accommodation on the ground floor is currently let to Video World. Two office units are situated on the first floor. The second to fifth floors are used for residential purposes (two flats per floor). Upon inspection the residential units were fitted out to a modest standard. The property also comprises 9 garages, 10 car ports and 2 external parking places. The property is provided with electricity, water and sewerage. The central heating is fired by oil. The property is not fitted with a ventilation system. The exterior and the interior of the building as well as technical installation are in very poor condition. The subject property is mainly let on short term lease contract basis. The net lettable area of the property comprises: Retail space 328 sqm, Residential space 436 sqm. The property was inspected on January 21, 2005.	Equivalent freehold ownership. The property is currently let to 19 tenants with some vacancy. The lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.10.2010. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	77,947 €	95,104 €	1,599,000 €
Unit-ID: 418 **Bahnhofstr. 5/7** **59065 Hamm**	Office and bank property constructed in 1949 and refurbished in 1986. It is a 4-storey building. The main technical facilities are located in the basement area. Additional cooling units are placed on the roof. The internal parking spaces are located in the basement. The property is currently let to 2 tenants. The vacancy rate is 34%. The main building structure is of reinforced concrete and brickwork. The main Façade is cased with natural stone cladding. The roof is flat. There is one lift and one goods lift as well as one staircase providing access to the building. The property condition seems to be commensurate with its age. Apart from the areas let to Deutsche Bank the fit out of the offices are of a low to medium standard. The property is provided with electricity, telecommunications, water and sewerage. The ventilation and cooling system was especially built for Deutsche Bank. The property is fitted with a central heating system connected to the district steam network. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 764 sqm, Bank Hall 601 sqm, Storage space 517 sqm, Residential space 93 sqm. The property was inspected on January 13, 2005.	Partial Ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date of 31.05.2015. The other lease contract expires on 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	128,010 €	139,177 €	1,885,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 513 **Mainzer Str. 2** **65428 Rüsselsheim**	Office and bank property constructed in 1951 and refurbished in 1986. 4-storey building, part of a combined property (Marktplatz 1-2) and not currently usable as a single unit (shared facilities). The main technical facilities are located in the basement area with additional cooling units placed on the roof. The external parking spaces are located at the back of the building. The property is currently let to 2 tenants (DB and Trinkhaus), the vacancy rate is 26%. The main building structure is of reinforced concrete and brickwork. The main façade is plastered. The main roof is pitched and on first floor level flat. There is one lift and one main staircase (Marktplatz 1-2). The property condition seems to be commensurate with its age. Excepting the areas of Deutsche Bank the fit out standard of the offices is low. The ventilation and cooling system were purpose built for Deutsche Bank. The property is fitted with gas central heating. The building could be subdivided into 4 letting units. The net lettable area of the property comprises: Office space 567 sqm, Bank Hall 238 sqm, Storage space 240 sqm. The property was inspected on December 14, 2004.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has fixed lease expiry date 31.05.2015. The other lease contract expires on 30.11.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	66,348 €	76,105 €	898,000 €
Unit-ID: 1110 **Rohrbacher Str. 3** **69115 Heidelberg**	The subject property comprises a partially owned car park. 39 car parking spaces located on third basement are condominium owned. Upon inspection the property appeared in a moderate state of repair. The property was inspected on January 07, 2005.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause). The other lease contracts expire on 31.05.2005 and 31.12.2005. The lease contracts are standard market lease contracts. Tenants are responsible for operating expenses.	604 €	2,417 €	37,000 €
Unit-ID: 1302 **Marktstr. 30** **72458 Albstadt**	Office and bank property, constructed in 1987, 4-storey building with internal and external parking facilities. The building structure is brickwork with plastered walls and a pitched roof. The subject property is fully let to two tenants. The vacancy rate is 31%. Upon inspection the property and its technical facilities appeared in a good condition. The property is provided with electricity, water and sewerage. The central heating is fired by gas (building age 2002). The bank hall is fitted with an air conditioning system. The bank hall and vacant space can be subdivided and let on a floor by floor basis. A subdivision per floor in two letting units is not possible due to the position of the toilet facilities on only one side of the building. The net lettable area of the property comprises: Office space 2,213 sqm, Bank Hall 523 sqm, Storage space 557 sqm. The property was inspected on January 21, 2000.	Partial ownership. The property is currently let to two tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates 30.05.2008 and 31.05.2015. The other lease contract expires on 31.08.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	175,320 €	197,334 €	2,520,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 1407 Am Widey 58095 Hagen	The multi-storey car park was built in 1965 and comprises 15 parking spaces. The remaining car parking spaces are let to various tenants/owner occupiers of the surrounding residential buildings. Upon inspection the subject property was only accessible on a limited basis, although appeared in a good state of repair. The property was inspected on February 13, 2004.	Partial ownership. The property is currently fully vacant.	0 €	5,364 €	62,000 €
Unit-ID: 404 Betenstr. 11-15 44137 Dortmund	Office and bank property comprising two attached 4-storey buildings constructed in 1909: The façade of one of the buildings is listed as an historic monument. The internal areas of the building have been completely refurbished in 1987. The second building was constructed in 1997 and adjoins the original property. External parking facilities are provided on the site. The subject property is fully let to Deutsche Bank. The buildings can be subdivided on a floor by floor basis. The building structure is not suitable for retail use due to its difference in height from the street to the ground floor of approx. 2.50m. Upon inspection the property and its technical facilities appeared to be in good condition. The bank hall is fitted with an air conditioning system. The net lettable area of the property comprises: Office space 1,813 sqm, Bank Hall 735 sqm, Storage space 827 sqm. The property was inspected on December 13, 2004.	Mixed freehold and short HBR expiring 31.12.2030. Annual ground rent 10,179 €. The property is currently let to a single tenant. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	416,395 €	276,425 €	4,174,000 €
Unit-ID: 510 Kölnische Str.13 34117 Kassel	Office and bank property, constructed in 1947 and refurbished in 1987, 5-storey building with parking facilities in the basement. The building structure is reinforced concrete with curtain wall with natural stone, metal and plastic cladding. The roof is flat and has been refurbished 4 years ago. The property is commensurate with its age. The bank hall can be directly accessed from Kolnische Strasse, the underground parking level is accessible via the inner courtyard. The property is currently let to 5 tenants, 37% of the total lettable area is vacant. The property is provided with electricity, water and sewerage. The areas leased by DB have been fitted with an air conditioning system and fire alarm systems. The central heating is fired by gas, warm water is provided by flow heaters. As it is the building can be subdivided into 6 letting units, assuming that the tenant on the ground floor uses the toilet facilities in the basement and that the areas will be refurbished. The net lettable area of the property comprises: Office space 3,136 sqm, Bank Hall 735 sqm, Storage space 722 sqm. The property was inspected on January 10, 2005.	Mixed freehold and short HBR expiring 06.03.2015. Annual ground rent 67,491 €. The property is currently let to five tenants with some vacancy. The lease contract with Deutsche Bank has fixed lease expiry date 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2009. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	209,974 €	272,803 €	2,664,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 106 **Schulstr. 8** **48599 Gronau**	Office and bank property arranged over two storeys and comprising a bank hall on the ground floor which is at present 100% occupied by Deutsche Bank. Due to its age the property (built 1974) is in an average external condition. In general the property is in average overall condition and appears to have below average marketability due to its age as well as its fit-out. The upper floor is neither equipped with air conditioning nor a fire alarm system and doesn't reflect the current office standards. The net lettable area of the property comprises: Office space 523 sqm, Bank Hall 454 sqm, Storage space 220 sqm. The property was inspected on January 17, 2005.	Long HBR expiring 31.05.2071. Annual ground rent 8,181 €. The property is currently let to a single tenant with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties.) The lease contract is a standard market lease contract. Tenant is responsible for internal repair plus operating expenses.	69,576 €	91,925 €	944,000 €
Unit-ID: 1209 **Fischerstr. 19 /** **Zwingerstr.** **87435 Kempten**	Office, bank and retail property, constructed in 1995, comprising two 4-storey buildings which are connected by an underground parking level. The building structure is brickwork with plastered walls and glass façade. The roof is in part pitched and partly flat. The DB, Sistex and Pohla are accessible from Fischerstrasse. The other retail areas as well as the underground parking spaces are accessible from Zwingerstrasse. The property is currently let to 13 tenants, whereby 3 tenants have let the only parking spaces. The vacancy rate of the property is 27%. The property is provided with electricity, water and sewerage, the central heating is fired by gas. As it is the property can be subdivided into 13 letting units, assuming the tenant of the areas currently leased by DB uses toilet facilities located in the basement. The net lettable area of the property comprises: Office space 2,079 sqm, Bank Hall 519 sqm, Retail space 493 sqm, Storage space 537 sqm. The property was inspected on January 18, 2005.	Long HBR expiring 31.12.2091. Annual ground rent 136,160 €. The property is currently let to 13 tenants with some vacancy. The lease contract with Deutsche Bank has a flexible lease expiry date (The flex lease is for a term of ten years subject to break rights after years 3, 5 & 8, although this is limited by a portfolio agreement between the parties). The other lease contracts will expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 31.03.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	361,570 €	301,384 €	2,811,000 €

Entity ID: Property Address:	Brief Description: Age: Floor Areas:	Tenure: Tenancies:	Net Annual Rents Receivable:	Estimated Net Annual Rent:	Net Market Value:
Unit-ID: 902 **Hauptstraße 177** **51465** **Bergisch-Gladbach**	Office and bank property with a residential element, 4 storey brick clad building, partly with a pitched roof, partly with a flat roof. It comprises a service counter area on an elevated ground floor which is accessed via stairs, office space on the first floor, office space as well as one residential unit on the second floor and storage space on the third floor as well as in the basement. The property only has one stairway. The building was constructed in 1953. The service counter area has been recently refurbished. The building has gas central heating. The bank area is air conditioned. The building and its technical facilities appear to be in good condition. The property is currently let to two tenants (incl. Deutsche Bank). The office space on the first and second floor is completely vacant. The storage space on the third floor as well as in the basement is partly vacant. In total 25.39% of the net lettable space is currently vacant. According to the information provided to us the subject property is subject to a hereditary building right. The net lettable area of the property comprises: Office space 169 sqm, Bank Hall 329 sqm, Storage space 255 sqm, Residential space 90 sqm. The property was inspected on January 13, 2005.	Short HBR expiring 31.07.2027. Annual ground rent 13,032 €. The property is currently let to two tenants with some vacancy. The lease contract with Deutsche Bank has a fixed lease expiry date 31.05.2015. The other lease contract expires on 30.09.2005. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	55,415 €	65,698 €	575,000 €
Unit-ID: 1218 **Juliuspromenade 66** **97070** **Würzburg**	Office and bank property with retail element constructed in 1970 and generally in a good condition. The construction consists of reinforced concrete. The property is a four storey building plus attic floor with a pitched roof. All floors have access to two elevators from both sides of the property. The mixed use property incorporates office space, bank hall and two retail units on ground floor. Currently, less than 10% of the office space is vacant. However, Deutsche Bank plans to reduce its space. All floors can be let separately. It is further possible to split all floors into two parts. Due to its location it is possible to convert the bank hall to retail space. Technical systems are commensurate with its age and include a connection to the district heating network and an air conditioning system. An underground car parking garage with 14 places is located in the basement. The net lettable area of the property comprises: Office space 1,186 sqm, Bank Hall 517 sqm, Retail space 101 sqm, Storage space 281 sqm. The property was inspected on January 04, 2005.	Short HBR expiring 30.04.2043. Annual ground rent 23,775 €. The property is currently let to four tenants with some vacancy. The lease contracts with Deutsche Bank have fixed lease expiry dates of 30.05.2008 and 31.05.2015. The other lease contracts expire between 31.05.2005 (subject to periodic automatic twelve month extensions according to market standard lease clause) and 14.05.2008. The lease contracts are standard market lease contracts. Tenants are responsible for internal repair plus operating expenses.	246,834 €	271,300 €	3,441,000 €

Part II: Valuation Report relating to the Belfry Portfolio

Direct tel: 020 7643 6300
Direct fax: 020 7643 6303/6304
E-mail: Paul.wolfenden@dtz.com
Your ref:
Our ref:

14 December 2005

Eurocastle Investment Limited
Borough House
Rue du Pré
St Peter Port
Guernsey GY1 3RH

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York
NY 10105

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Dear Sirs

1 Introduction

In accordance with instructions received from Eurocastle Investment Limited ("the Company"), we, DTZ Debenham Tie Leung, Chartered Surveyors, have considered the properties referred to in the attached schedule (the "Schedule"), in order to advise you of our opinion of the Market Value as at 1 October 2005, of the freehold interests in each of the properties (the "Properties"). This report is dated 14 December 2005.

2 Inspections

The Properties were inspected during August 2005 by Members of the DTZ European Valuation Team.

3 Compliance with Appraisal and Valuation Standards and The Prospectus Rules

We confirm that the valuations have been made in accordance with the appropriate sections of both the current Practice Statements ("PS"), and United Kingdom Practice Statements ("UKPS") contained within the RICS Appraisal and Valuation Standards, 5th Edition (the "Red Book") as well as the Prospectus Rules published by the Financial Services Authority.

4 Status of valuer and conflicts of interest

We confirm that we have undertaken the valuations acting as External Valuers as defined in the Red Book, qualified for the purpose of the valuation.

As you are aware, we valued four of the Properties in the past on behalf of the Company for acquisition purposes.

In accordance with RICS guidelines, we must disclose that we do have historic and ongoing involvement with Fortress Investment Group (UK) Ltd, which you are aware of. However, these instructions are in relation to our normal course and field of business and we do not consider that they have any impact on this instruction.

5 **Purpose of the valuation report**

We understand that this valuation report and schedule (the "Valuation Report") are required firstly, in connection with the acquisition of the Properties by the Company and secondly, for inclusion in a prospectus concerning the admission of the ordinary shares in the Company to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities (the "Purpose of this Valuation Report").

6 **Disclosures required under the provisions of UK Practice Statement 5.4**

6.1 **Previous valuations of the Properties for the Purpose of the Valuation Report**

The Properties have not been valued previously by DTZ Debenham Tie Leung for the same purpose as the Purpose of this Valuation Report.

6.2 **Fee income from Eurocastle Investment Limited**

DTZ Debenham Tie Leung is a wholly-owned subsidiary of DTZ Holdings plc (the "Group"). In the Group's financial year to 30 April 2005, the proportion of total fees payable by Eurocastle Investment Limited to the total fee income of the Group was less than 5% It is not anticipated that the total fees payable by Eurocastle Investment Limited will exceed 5% for the year to April 2005.

7 **Basis of valuation and net annual rent**

7.1 **Market Value**

The value of each of the Properties has been assessed in accordance with the relevant parts of the current RICS Appraisal and Valuation Standards. In particular, we have assessed Market Value in accordance with Practice Statement 3.2. Under these provisions, the term "Market Value" means "The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

In undertaking our valuations on the basis of Market Value we have applied the interpretive commentary which has been settled by the International Valuation Standards Committee and which is included in PS 3.2. The RICS considers that the application of the Market Value definition provides the same result as Open Market Value, a basis of value supported by previous editions of the Red Book.

7.2 **Net annual rent**

The net annual rent for each of the Properties is referred to in the Schedule. Net annual rent is defined in the Listing Rules as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the property and allowances to maintain it in a condition to command its rent".

The Schedule also includes the estimated net annual rent of each of the Properties. The estimated net annual rent is based on the current rental value of each of the Properties. The rental value reflects the terms of the leases where the Properties, or parts thereof, are let at the date of valuation. Where the Properties, or parts thereof, are vacant at the date of valuation, the rental value reflects the rent we consider would be obtainable on an open market letting as at the date of valuation.

7.3 **Taxation and costs**

We have not made any adjustments to reflect any liability to taxation that may arise on disposal, nor for any costs associated with disposals incurred by the owner. No allowance has been made to reflect any liability to repay any government or other grants, taxation allowance funding that may arise on disposals.

We have made deductions to reflect purchasers' acquisition costs.

8 Assumptions and sources of information

An assumption is stated in the Glossary to the Red Book to be a "supposition taken to be true" ("Assumption"). Assumptions are facts, conditions or situations affecting the subject of, or approach to, a valuation that, by agreement, need not be verified by a valuer as part of the valuation process. In undertaking our valuations, we have made a number of Assumptions and have relied on certain sources of information. Where appropriate, the Company's advisers have confirmed that our Assumptions are correct so far as they are aware. In the event that any of these Assumptions prove to be incorrect then our valuations should be reviewed. The Assumptions we have made for the purposes of our valuations are referred to below:

8.1 Title

We have not had access to the title deeds of the Properties, we have made an Assumption that the Properties have good and marketable freehold or leasehold title in each case and that the Properties are free from rights of way or easements, restrictive covenants, disputes or onerous or unusual outgoings. We have also assumed that the Properties are free from mortgages, charges or other encumbrances.

8.2 Condition of structure and services, deleterious materials, plant and machinery and goodwill

Due regard has been paid to the apparent state of repair and condition of each of the Properties, but we have not undertaken condition surveys, nor have we inspected woodwork or other parts of the structure which are covered, unexposed or inaccessible. We have made an Assumption that the Properties are free from any rot, infestation, adverse toxic chemical treatments, and structural or design defects.

We have not arranged for investigations to be made to determine whether high alumina cement concrete, calcium chloride additive or any other deleterious materials have been used in the construction or any alterations of any of the Properties. For the purposes of these valuations, unless otherwise informed by the Company's advisers, we have made an Assumption that any such investigation would not reveal the presence of such materials in any adverse condition.

No mining, geological or other investigations have been undertaken to certify that the sites of the Properties are free from any defect as to foundations. We have made an Assumption that the load bearing qualities of the sites of the Properties are sufficient to support the buildings constructed thereon. We have also made an Assumption that there are no abnormal ground conditions, nor archaeological remains present, which might adversely affect the present or future occupation, development or value of any of the Properties.

No tests have been carried out as to electrical, electronic, heating, plant and machinery, equipment or any other services nor have the drains been tested. We have made an Assumption that all services to the Properties are functioning satisfactorily.

No allowance has been made in these valuations for any items of plant or machinery not forming part of the service installations of the Properties. We have specifically excluded all items of plant, machinery and equipment installed wholly or primarily in connection with the occupants' businesses. We have also excluded furniture and furnishings, fixtures, fittings, vehicles, stock and loose tools. Further, no account has been taken in our valuations of any goodwill that may arise from the present occupation of any of the Properties.

It is a condition of DTZ Debenham Tie Leung Limited or any related company, or any qualified employee, providing advice and opinions as to value, that the client and/or third parties (whether notified to us or not) accept that the Valuation Report in no way relates to, or gives warranties as to, the condition of the structure, foundations, soil and services.

8.3 Environmental matters

We have made enquiries in order, so far as reasonably possible, to establish the potential existence of contamination arising out of previous or present uses of the site and any adjoining sites.

Our enquiries, inspections and the Environmental Reports have provided no evidence that there is a significant risk of contamination in respect of any of the Properties. Accordingly, you have instructed us to make an Assumption that no contamination or other adverse environmental matters exist in relation to the Properties sufficient to affect value. Other than as referred to above, we have not made any investigations into past or present uses, either of the Properties or any neighbouring land to

establish whether there is any contamination or potential for contamination to the subject Properties. Commensurate with our Assumptions set out above we have made no allowance in these valuations for any effect in respect of actual or potential contamination of land or buildings. A purchaser in the market might, in practice, undertake further investigations than those undertaken. If it is subsequently established that contamination exists at any of the Properties or on any neighbouring land or that any of the premises have been, or are being, put to any contaminative use then this might reduce the values now reported.

Commensurate with our assumptions set out above we have not made any allowance in the valuation for any effect in respect of actual or potential contamination of land or buildings.

8.4 Areas

We have physically inspected the property but floor areas have been provided by the Company. We have made an Assumption that these areas have been measured and calculated in accordance with the local market practice.

8.5 Statutory requirements and planning

We have made verbal enquiries of the local authority and have been advised that there is planning permission for the Properties current use and that the Properties are not subject to any enforcement action.

We have made enquiries with a view to identifying any highway or development proposals, which are likely to affect the value of the Properties. In this regard we have been advised that there are none.

8.6 Leasing

We have read all the leases and related documents provided to us. We have made an Assumption that copies of all relevant documents have been sent to us and that they are complete and up to date.

We have not undertaken investigations into the financial strength of the tenants. Unless we have become aware by general knowledge, or we have been specifically advised to the contrary, we have made an Assumption that the tenants are financially in a position to meet its/their obligations. Unless otherwise advised, we have also made an Assumption that there are no material arrears of rent or service charges or breaches of covenants, current or anticipated tenant disputes.

However, our valuation reflects the type of tenants actually in occupation or responsible for meeting lease commitments, or likely to be in occupation, and the market's general perception of their creditworthiness.

We have also made an Assumption that wherever rent reviews or lease renewals are pending or impending, with anticipated reversionary increases, all notices have been served validly within the appropriate time limits.

8.7 Legal issues

Legal issues, and in particular the interpretation of matters relating to title and leases, may have a significant bearing on the value of an interest in property. Where we have expressed an opinion upon legal issues affecting the valuation, then such opinion should be subject to verification by the client with a suitable qualified lawyer. In these circumstances, we accept no responsibility or liability for the true interpretation of the legal position of the client or other parties in respect of the valuation of the property.

8.8 Information

We have made an Assumption that the information the Company and its professional advisers have supplied to us in respect of the Properties is both full and correct.

It follows that we have made an Assumption that details of all matters likely to affect value within their collective knowledge such as prospective lettings, rent reviews, outstanding requirements under legislation and planning decisions have been made available to us and that the information is up to date.

9 Valuation

We are of the opinion that the aggregate of the Market Values as at 3 October 2005, of the freehold interests in the Properties described in the Schedule, subject to the Assumptions and comments in this Valuation Report was as follows:

Freehold	€ (Euros)
Sixty Nine Million and Three Hundred Thousand Euros	€69,300,000
TOTAL	€69,300,000

10 Confidentiality and disclosure

The contents of this Valuation Report and Schedule may be used only for the Purpose of this Valuation Report. Before this Valuation Report, or any part thereof, is reproduced or referred to, in any document, circular or statement, and before its contents, or any part thereof, are disclosed orally or otherwise to a third party, the valuer's written approval as to the form and context of such publication or disclosure must first be obtained. For the avoidance of doubt such approval is required whether or not DTZ Debenham Tie Leung Limited are referred to by name and whether or not the contents of our Valuation Report are combined with others.

Yours faithfully

PAUL WOLFENDEN FRICS
DIRECTOR

For and on behalf of
DTZ Debenham Tie Leung Limited

THE SCHEDULE

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
BAHNHOFSTRASSE 95659 ARZBERG GERMANY	Arzberg is located in the east of Germany, approximately 30 km south of Hof. The Property was constructed in 2004 and comprises of a single rectangular building of steel portal frame construction with cavity brick work and large single glazed windows under a pitched tailed roof with corrugated iron front gables. There are approximately 60 car parking spaces located on the site. There are two access roads to the property, as well as, a bus stop located to the front of the site adjacent to one of the access roads. Internally, the units have the standard "discounter" fit-out, in line with the Plus brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating/cooling units and smoke alarms throughout the store. A bakery and snack bar are situated at the entrance and have similarly basic decoration.	We understand that there are two tenants occupying the Property. The anchor tenant is Plus, who occupies 931 sqm with a passing rent of €109,800 pa (€9.83 per sqm pcm). They have a 15 year lease (starting in 2004) with five three-year renewal options. There is also a bakery occupying 45 sqm with a rent of €12,000 pa (22.22 per sqm pcm) on a 10 year lease starting in 2004. The lease contains two five-year options to renewal.	€121,800	€120,000	€1,590,000
TRIPTISER STRASSE 12A 07955 AUMA GERMANY	Auma is a small village with a population of approximately 3,500, close to the town of Zeulenroda. It is a located some 25km south west of Gera. The Property comprises a free standing building constructed in 2002, which is subdivided into an interlinked supermarket and a beverage store. The building is of steel frame construction and cavity brick wall, with artificial marble tiled external columns and large glass windows. There is a pitched roof to the property, which is part corrugated metal, part tiled. Rewe currently occupy the main retail part to the property. In addition to this, they also operate a beverage shop, hot food kiosk and a sweet shop all located to the entrance of the supermarket. There is a single access road to the Property, which provides for good vehicular access to approximately 50 car parking spaces.	We understand that there is one tenant, REWE, occupying the property. The lettable area is 1614.47 sqm and the passing rent is €193,894 pa (€10.01 per sqm pcm). Rewe have a 20 year lease (expiring in 2012) with two five year options to renew.	€193,894	€140,000	€2,230,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
POWER CENTERTEVESSTRASSE 2C 78176 BLUMBERG GERMANY	The town of Blumberg lies approximately 75 km east of Freiburg in the Schwarzwald region of Baden-Wurttemberg and has a population of 10,800. The Property was constructed in 1999 and comprises four retail warehouses, two of which are occupied singly occupied and the remaining properties have been subdivided to house multiple tenants. The units are all of a similar appearance and are of modern steel portal frame construction with corrugated metal clad elevations and roofs. Fenestration to the units includes large uPVC double glazed units to the facades. Internally the units comprise a broadly similar specification to include tiled flooring, a combination of suspended strip and integrated spot fluorescent lighting, air conditioning cassette units and suspended ceilings in part. Each of the units are fitted out to the occupiers corporate brand to include signage, banners and display racking. There is additionally a large car park surrounding the estate with a capacity for approximately 250 cars. The larger units occupied by Rewe (Penny Markt), Fristo and Schlecker include loading bays to the rear elevations with individual automatic roller shutter doors.	We understand that there are seven occupiers at the Property, holding leases of between three and fifteen years, with the majority of tenancies having the options to renew for periods of at least five years. At the time of inspection, occupiers at the Property included Rewe (Penny Markt), Fristo, Schlecker, Shoe Zone, Kik Textil Diskont and Edeka Neukauf. In addition there is a car sales forecourt and one vacant unit. Rewe (Penny Markt), the anchor tenant, occupy approximately 850 sqm of accommodation at the Property, equating to approximately 37% of the overall floor area of the Property. Rewe hold a lease of a term of 15 years expiring in November 2012, and which includes three five year extensions. Fristo, who occupy 400 sqm (approximately 18% of the overall floor area) have a lease for a term of 12 years, expiring in November 2009 and which includes two five year extensions.	€229,405	€230,000	€2,640,000
132 BORRIESSTRASSE 32257 BUNDE GERMANY	Bunde is a city in the Herford (district), North Rhine-Westphalia (federal state), Germany between Bielefeld (west) and Hannover (east). Bunde has a population of 44,953 and the river Else flows through the town. The Property is situated on the main arterial road on the outskirts of town and is approximately 2 kilometres from the town centre. The Property was constructed in 2004 and is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof. The Property is occupied by Plus and Unser Brot Bakery who have a self contained unit within the Plus store that can be either be accessed from inside the store or via its own independent external access. A number of competing supermarket occupiers can be found in the vicinity of the Property including Neukaf. Internally the fit-out of both of the units is similar, including tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems. The unit includes a storage area to the rear, which is partitioned off from the main retailing area. A loading bay is found to the rear elevation of the unit and is accessed via a single roller shutter door.	There are two tenants currently in occupation of the Property. Plus, the anchor tenant occupies 931 sqm of accommodation on a 12 year lease from July 2004 to July 2016 with six three year renewal options. Unser Brot occupies 40 square metres of accommodation on 12-year leas from August 2004 to July 2016 with three tenant's three-year renewal options.	€132,658	€130,000	€1,630,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
NERSINGERSTRASSE 89275 ELCHINGEN GERMANY	Elchingen is a small town located some 13 km east of Ulm in the Baden-Wurttemberg region of south western Germany. The Property is located approximately 0.5 km south west of Elchingen town centre and comprises part of a larger out of town retail park. The Property was constructed in 2003 and comprises three adjoining retail warehouses of steel portal frame construction beneath pitched metal clad roofs and corrugated metal clad elevations. The Property is occupied by Plus, Kik and Gobel Getränkemarkt. The site also includes a car wash facility let to SB Waschanlage and solar panels located to the roofs of the retail warehouses, which are let to Solaranlage. A number of competing supermarket occupiers can be found in the vicinity of the Property including Lidl and Real. There is additionally a car wash facility located opposite the subject property occupied by Waschstrasse. The internal fit-out of the three units is similar, including tiled flooring, suspended ceilings in part, inset fluorescent lighting and air conditioning. The units include storage areas, which are partitioned off from the main retailing areas and are located to the rear of the respective units. Loading bays can be found to the rear elevations of the units and is via single roller shutter doors.	There are five tenants occupying the Property. Plus, the anchor tenant occupying 828 sqm of accommodation, under a lease of a term of 12 years commencing November 2003 and expiring November 2015, with six three year renewal options.	€256,008	€260,000	€3,080,000
RIEDSTRASSE 2089275 GIENGEN GERMANY	The property is located in Giengen in the south west of Germany. Here is one building on the property, which comprises a DYI store on the ground floor and a sport centre on the upper floor. The façade and part pitched flat, part roof is covered with corrugated steel. The property was constructed in 1991. There is also a car parking area on the site. The DYI store has a main entrance facing the parking. The store covers the ground floor in the main building, as well as an attached greenhouse and some outdoor space at the back of the property. The floor to ceiling height is approximately 4.5 metres except for in the greenhouse. The floors are tiled and the store benefits for air cooling. There is a roller shutter door for delivery as well as a staff entrance at the back of the store. The sport centre is accessed from Riedstrasse and there is a stairwell as well as an elevator going up to the first floor. The sport centre has a large reception area with a café. The premises comprise a gym, changing rooms and a bowling alley with tables and chairs.	There are two tenants occupying the Property. OBI, who holds a 20 year lease from 01/11/1991 with two five year renewal options, is the anchor tenant and occupies 4,615 sqm. Their passing rent is €283,764 pa. Fitness-Studio occupies 3,600 sqm with a passing rent of €90,000 pa. Their 8 year lease expires in Dec 2008 and they have two four year renewal options.	€373,764	€500,000	€4,680,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
LANGE STRASSSE 04668 GRIMMA GERMANY	Grimma is a small historical town, some 25km south east of Leipzig off junction 31 of the A14 motorway. It has approximately 18,500 inhabitants. The Property comprises a shopping centre formed by four historical buildings facing the high street with additional modern retail units located at the rear, on a large courtyard, which accommodates approximately 80 car parking spaces. The historical buildings consist of one and two story buildings from approximately the beginning of 20th century with historical facades and tiled pitched roofs and which are accessible to pedestrians from both sides. The properties located at the courtyard are single storey units of modern steel frame construction with cavity brick walls and glass cladding under flat roof. We understand that the complex has been reconstruct and developed in 2002 and provide accommodation for 19 tenants with anchor tenant Aldi. The court yard provides for a car park at the rare of the property which accommodates approximately 80 car parking spaces.	We understand that there are 17 tenants occupying the property. The anchor tenant is Aldi, which occupies 791 sqm on a 10 year lease that expires in Dec 2011. The tenant has four five-year renewal options and the passing rent is €70,401 pa (€7.41 per sqm and month), which equates to 27% of the total income from the property. Mac-Geiz occupies 360 sqm with a passing rent of €35,340 pa. The lease expires in 2011 and the tenant has two three-year renewal options. Markgrafen occupies 300 sqm with a passing rent of €30,371 pa. The lease expires in 2012 and the tenant has two five-year renewal options. Other tenants include Solaris, Debeka, Sterneback, Blumen Pohle Schelcker, Reissaus, two dentists, RA Rosentreter, Kompepp, DBV Weigel, Monig and Karich/Reisinger. The lease terms are between 5 and 11 years (commencing in 2002). The total lettable area is 2,844 sqm and the total passing rent is €264,324 pa.	€264,324	€240,000	€3,180,000
LICHTENSTEINER STRASSE 08118 HARTENSTEIN GERMANY	Hartenstein is a town in federal state of Saxony in the district of Chemnitz. Hartenstein has a population of approximately 5,200. The Property is situated on the main arterial road on the outskirts of town and is approximately 1 kilometre from the town centre. The Property was constructed in 2003 and is a single storey building of steel frame construction with cavity brickwork, glazed windows and a pitched part tiled part corrugated metal roof. A loading bay is located to the rear of the Property. The property comprises a super store with bakery located at the front of the premises. There is a car park adjacent to the property with approximately 50 car parking spaces. Internally the fit-out was to typical Netto brand specification and included tiled flooring, suspended fluorescent lighting, ceiling mounted sprinkle systems.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring Oct 2018 with three five-year renewal options. The passing rent is €106,445 pa with a lettable area of 1,056 sqm.	€106,445	€110,000	€1,340,000
FRANKENSTRASSE 95233 HEIMBRECHTS GERMANY	Helmbrechts is a small town with approximately 10,000 inhabitants close to Junction 35 of the E51 motorway. Helmbrechts is located some 20 km south west of Hof. The Property is currently under construction with an opening day set at the beginning of September. The property comprises a single storey L shaped building with steal frame construction with cavity brick work under a pitched tiled roof with corrugated front gables. The interior fit out to the store is expected to be in line with the standard Netto fit out of suspended fluorescent lighting, tiled floors, all in line with the operators colours and incorporating company logos. There are approximately 80 car parking spaces surrounding the premises.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring in June 2020 with three five-year renewal options. The passing rent is €131,830 pa and the lettable are is 1,121sqm.	€131,830	€140,000	€1,720,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
ENGERSTRASSE 45-47 32051 HERFORD GERMANY	Herford is the capital city of the Herford (district), North Rhine-Westphalia (federal state), Germany between Bielefeld (west) and Hannover (east). Herford is located between the mountain chains of Wiehengebirge and the Teutoburg forest and has a population of 65,344. The Property is situated on the main arterial road on the outskirts of town and is approximately 1.3 kilometres from the town centre. The Property was constructed in 2003 and comprises a complex of two buildings, an L shaped building and a petrol station. The L shaped building is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof and comprises a Plus, a Hensel bakery and a Getranchemarket. Internally the fit-out of the units are all similar and include tiled flooring, suspended ceilings, suspended fluorescent lighting and ceiling mounted heating systems The petrol station is a six pump Jet petrol station with covered forecourt and shop unit. The shop has tiled floors and a suspended ceiling with recessed lighting.	There are four tenants occupying the Property. Plus, the anchor tenant occupies 929 sqm of accommodation on a 12 year lease from 1 November 2003 to 30 November 2015 with six three year renewal options. Hensel occupies 55 square metres on a 5 year lease from 1 November 2003 to 31 November 2008 with three three year renewal options. Jet Petrol station occupies 1,730 square metres on a 13 year lease from 1 June 2002 until 30 June 2015 with three six year renewal options. Losch Depot occupy 500 square metres of accommodation on a ten year lease from 1 September 2003 until 30 September 2013 with three three year renewal options.	€208,854	€220,000	€2,620,000
FURTHER STRASSE 91315 HOCHSTADT AN DER AISCH GERMANY	The property is located in the town of Hochstadt an der Aisch, to the northwest of the city of Nuernberg and within the federal state of Bavaria. Nuernberg is accessible via the E45 motorway which runs to the south and east of the town. The property is of steel frame construction with brick cavity walls and large windows underneath a pitched tiled roof.	We understand that there are two tenants occupying the property. Netto occupies 1,027 sqm with a passing rent of €116,462 pa. They have a 15 year lease (expiring in 2017) with three five year renewal options. Takko occupies 700 sqm with a passing rent of €77,225 pa. Their 10 year lease expires in 2012 and they have three five year renewal options.	€193,686	€200,000	€2,430,000
AN DER HOHENSAAS 11 A 95030 HOF GERMANY	Hof has a population of approximately 50,000 inhabitants and is located on the banks of the Saale in the north east corner of the German federal state of Bavaria, in the Franconia region, close to the Czech border and the forested Fichtelgebirge upland region.	The Property comprises a single rectangular shaped retail warehouse unit. We understand that the Property was built in 1994 and is of steel frame construction with concrete slabs walls, glass panel frontage under flat roof. A storage area with a loading bay is located at rare side of the Property. The internal specification comprises gusset ceilings with recessed lighting and carpets throughout. There is a single access road to the Property and the site suffers from limited car parking. The Property is currently occupied by Takko discount fashion store, a competitor Vogel is located next to the Property, other occupiers within the estate include Reno and Avis. A pond and green area with Takko flagpoles is separating the Property from the main road.	€117,612	€130,000	€1,500,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
KASSELER STRASSE 72 34123 KASSEL WALDAU GERMANY	Kassel is located in the centre of Germany, approximately 180 km north of Frankfurt. It has approximately 200,000 inhabitants. The property was completed in early 2005 and is of framed construction with part brick, part steel elevations. The frontage is part glazed. The roof is pitched and tiled. Internally, the units have the standard "discounter" fit-out, in line with the Plus brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating/cooling units and smoke alarms throughout the store. Storage is provided along the length of the building. The bakery and snack bar have a similarly simple decoration. The building is broadly rectangular shaped, with a Plus supermarket as main tenant and an Ehmer bakery and Imbiss snack bar. One loading bay is located at the far end of the building, at the bottom of a slope. There are approximately 100 marked parking spaces.	There is one major tenant occupying the Property, Plus, who hold a 12 year lease from 01/03/2005 with three six year renewal options. In addition, there is a bakery (5 years, with one three-year extension) and a snack bar (10 years with one five-year extension).	145,783	150,000	1,940,000
PHILLIPP-REIS STRASSE 35321 LAUBACH GERMANY	Laubach is a small town located some 70km north of Frankfurt. The nearest notable town is Giessen, some 20km to the west. The property was constructed in 2004 and comprises two large rectangular buildings. Both are of steel frame construction with brick elevation and large display windows. Occupiers are Minimal in one building (up-market version of a "discount" superstore belonging to REWE chain, with clothing and small garden/DIY supplies section outside). This building has one loading bay at one end. Internally the fit-out of the Minimal supermarket is of a good quality and does not have the feel of a discounter store. Floors are tiled; walls are plastered and painted and good are displayed attractively. The ceiling has inset spotlights and diffused fluorescent lighting, within ceiling panels and in some sections, there is suspended/ pendant lighting used for decorative effect. There are also recessed air handling units and security cameras throughout the store. A KIK discount clothing and K+K Schuhmarkt share the second building. There is a portion of vacant unit net to the Schuhmarkt — it does not appear to be marketed and we assume it is held under the Schuhmarkt lease, but is currently surplus space. Both units have a similar fit-out; basic surface-mounted fluorescent strip lighting and plastered and painted walls. One of the shops has a carpeted floor and the other has tiles. Both have extended display frontages and use the space outside the property to display special offers. There is a loading bay to the end of the Minimal building but no such bay for KI and K+K. A large car park, with marked spaces for some 300 cars separates the two buildings.	There is one major tenant occupying the Property, "Minimal", a brand of the REWE chain. It occupies one of the two rectangular buildings on site and holds a 15 year lease from June 2004 with three five-year extensions. The second building is shared by KIK, a discount clothing company, on a 5-year lease (with three two-year extensions) and a K+K Schuhmarkt on a 5-year lease (with five three-year extensions).	€340,205	€350,000	€4,430,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
AHORNALLEE 21A 02708 LOBAU GERMANY	Löbau is a city in the east of Saxony with approximately 16,200 inhabitants. The border with the Czech Republic is approximately 15 km to the south and the border with Poland is approximately 25 km to the east. The Property comprises a L-shaped building constructed in 1999. The building is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof and comprises a Netto supermarket. The Property is occupied by Netto with a self contained bakery unit within the Neto store that can be either be accessed from inside the store or via its own independent access. Internally the fit-out of both units is similar and includes tiled flooring, suspended ceilings, inset fluorescent lighting. The unit includes a storage area, which is partitioned off from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit and provides elevated access for lorry loading.	We understand that there is one tenant, Netto, occupying the property. The tenant has a 15 year lease expiring in September 2014 with three five-year renewal options. The passing rent is €95,436 pa and the lettable area is 1,037 sqm.	€95,436	€100,000	€1,150,000
LOHSTRASSE 2 72 97638 MELLRICHSTADT GERMANY	Mellrichstadt is a small rural town, some 100 km east of Frankfurt. The nearest significant towns are Coburg and Bad Neustadt. It has 6,300 inhabitants. However, for a small town, it is well supplied with retail facilities. The Property was constructed in 2005 and is of steel frame construction and brick elevations. It is broadly rectangular, with the majority of space occupied by a Lidl supermarket, and a bakery/café occupying an extension at the front, facing onto the car park. There are large display windows to the bakery, and at one end of the Lidl supermarket (facing the road). There is one loading bay to the rear of the building, down a ramp. The car park is large, with marked spaces for some 200 vehicles. Internally, the units have the standard "discounter" fit-out, in line with the Aldi brand. This includes tiled floors, plastered and painted walls, surface-mounted fluorescent lighting and ceiling panels. There are heating/cooling units and smoke alarms throughout the store. Storage is provided along the length of the building. The bakery has a similarly simple decoration.	There is one major tenant occupying the Property, LIDL, who hold a 15 year lease from November 2004 with no renewal options. They occupy 1,350 sqm with a passing rent of €153,000 per annum. In addition, there is a "Backhaus Darmstadt" bakery and café at the front of the building. They occupy a total of 100 sqm with a total passing rent of — €30,000 per annum.	€183,000	€180,000	€2,380,000
GERAUER STRASSE 54 64546 MORFELDEN-WALLDORF GERMANY	Morfleden-Walldorf is a suburb of Frankfurt am Main and is located approximately 20 km to the south of Frankfurt Centre. Morfelden-Walldorf has good road communications, being a short distance to the west of the A5 motorway. At the time of inspection, the property was in the final stages of construction. The property was only inspected externally but appears to be constructed around a concrete frame with a pitched and tiled roof. The block work walls have been painted and plastered externally. The property is arranged as two adjoining units, in an "L" shape. parking is provided to the front and side of the building.	We understand that there are two tenants occupying the property. Tegut occupies 1,700 sqm with a passing rent of €244,800 pa. They have a 15 year lease (expiring in June 2020) with two five year renewal options. REWE (Penny) occupies 1,150 sqm with a passing rent of €168,360 pa. Their 15 year lease expires in June 2020 and they have three five year renewal options.	€413,160	€420,000	€5,270,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
HERSFELDER STRASSE 36272 NIEDERAULA GERMANY	Niederaula is s small residential area close to the town of Bad Hersfeld (population 30,600). It is a located some 150km north of Frankfurt. The property comprises one large, broadly T-shaped building. This building is divided into four units. The anchor tenant is Lidl and there is also a "Logo" drinks unit and a second unit occupied by a baker/butcher and Tchibo franchise. A third smaller unit (300 sqm) is currently a vacant shell and is to let. The property is fairly large and there is no obvious competition. It was constructed in 2004 and is of steel-frame construction. There are 2 loading bays to the rear of the site (one for Lidl and one for the Logo beverage company), as well as plenty of circulation space for deliveries. There is parking at the front of the site for approximately 200 cars. Internally, each property is of basic specification, with a steel frame construction, tiled floors, plastered and painted walls and suspended strip lighting, plastered and painted walls, and a tiled rood. The customer frontage of the property nearly completely glazed while the rear is all solid wall elevation.	We understand that there are three tenants occupying the property and that there is one vacant unit that is currently being marketed. The anchor tenant is LIDL with 1,025 sqm and a passing rent of €118,956 per annum. It is held on a 12 year lease from may 2003, with six three-year extensions. The Beverage store occupies 380 sqm with a passing rent of €34,031 per annum on a 10 year lease and three three year extensions. The Bakery and Butcher's Shop occupies 280 sqm on a 5 year lease, with three three year extensions with a passing rent of €34,800 per annum.	€208,787	€210,000	€2,720,000
HOFERSTRASSE 88 95145 OBERKOTZAU GERMANY	The Property is situated in Oberkotzau a small town with approximately 5,500 inhabitants, located approximately 7 kilometers south east of Hof in north Eastern part of Bavaria. We understand that the Property was constructed in 2004 and comprises a single story unit of steel frame construction with cavity brickwork, glazed windows and pitched part tiled part corrugated metal roof. The property is currently occupied by Plus supermarket with a bakery at the entrance. Internally the fit-out of the units are both similar, including tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems. The unit includes a storage area, which is partitioned from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit. The property provides approximately one hundred car parking spaces.	We understand that there are three tenants occupying the property. Plus is the tenant with 931 sqm and a passing rent of €102,636 per annum. They have a 15 year lease expiring in October 2019 with five three year renewal options.	€113,436	€110,000	€1,390,000
VON HEYDEN STRASSE 2 93105 REGENSBURG-TEGERNHEIM	The property is located in Tegernheim, 6 km from Regensburg, in the south east of Germany. Tegernheim has some 4,350 inhabitants. The property comprises a single storey building with pitched roof and a plastered rendered façade. Most tenants have tiled floors, except for the Textil discount tenant, which has carpet. The ceilings are suspended with strip lighting. The tenants have cooling. The building was constructed in 2002 and appears to be in good condition. The Netto supermarket, Sukoli (textil discount), Schiecker and Gruber are accessed from the parking whereas the Galata ice cream shop and Galata cosmetics are accessed directly from Riedstrasse. The Netto supermarket has a loading bay at the far end of the parking lot. There are some 100 parking spaces on the property.	There are six tenants occupying the Property. Netto, who holds a 15 year lease from 01/10/2002 with three five year renewal options, is the anchor tenant and occupies 1,117 sqm.	€190,406	€200,000	€2,530,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
116-118 LANGE FELD LETTER STRASSE 30926 SEELZE GERMANY	Seelze is a town in the North Rhine-Westphalia (federal state), Germany approximately 54 kilometres west of Hannover. Seelze has a population of 11,504. The Property is situated on the main arterial road on the outskirts of town and is approximately 3 kilometres from the town centre. The Property was constructed in 2004 and is a single storey building of steel frame construction with cavity brickwork, double glazed windows and a pitched tiled roof. The Property is occupied by Plus and a Bakery who have a self contained unit within the Plus store that can be either be accessed from inside the store or via its own independent external access. Internally the fit-out of the units are both similar and include tiled flooring, suspended ceilings, inset fluorescent lighting and ceiling mounted heating systems. The unit includes a storage area, which is partitioned from the main retailing area and located to the rear of the retail unit. A loading bay is found to the rear elevation of the unit and is via a single roller shutter door.	There are two tenants occupying the Property. Plus, the anchor tenant occupies 931 sqm of accommodation on a 12 year lease from April 2004 to April 2016 with six three year renewal options. Bakery occupies 35 square metres of accommodation on a 10-year lease from April 2004 to April 2014 with three three-year renewal options.	€133,200	€140,000	€1,640,000
SCHLETTENAUR STRASSE 09465 SEHMA GERMANY	Shema is a village in the federal state of Saxony, approximately five kilometres south from the Czech border. Shema has a population of 2,000. The Property is situated on the main arterial road close to the centre of the village. We understand that the Property was completed in 2001 and comprises two retail units of concrete frame construction beneath a pitched tiled roof with glazed windows. There is a limited parking with approximately 20 car parking spaces. The Property is occupied by Netto and Schlecker who have a self contained unit adjacent to the Netto store that can be either be accessed from via its own independent external access.	We understand that there are two tenants occupying the property. Netto, which occupies 1,004 sqm, is the anchor tenant on a 15 year lease (expiring in November 2015) with three five year renewal options. The passing rent is €98,561 per annum. Schlecker occupies 200 sqm on a 10 year lease (expiring in March 2012) with four five year renewal options. The passing rent is €15,339 per annum.	€113,899	€110,000	€1,430,000
KRONACHERSTR. 96342 STOCKHEIM GERMANY	Stockheim is a small rural town, which is located approximately 30km north east of Bambery and 10km east of Cobury. The town is linked by road to Bambury via the B5 and the 173, and also by rail. The property comprises two adjoining retail units constructed in 2001 around a concrete frame, with painted and plastered block work walls and a pitched tiled roof. The frontages to both shops are glazed. There is limited servicing to the rear of each unit and parking is provided for approximately 50 vehicles at the front of the site. Internally, each unit has concrete floors (with tiled or carpeted coverings), painted and plastered walls and suspended ceilings with inset strip lights.	There are two tenants occupying the property. KIK occupies 545 sqm on a 10 year lease (expiring November 2011) with four three year renewal options. The passing rent is €49,991 per annum. Schlecker occupies 208 sqm on a 10 year lease (expiring October 2011) with four five year renewal options. The passing rent is €18,407 per annum.	€68,397	€80,000	€790,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
EITZE FOHRE 30900 WEDEMARK-MELLENDORF GERMANY	Wedemark-Mellendorf is a city in federal state of Lower Saxony in the district of Hannover. Wedemark-Mellendorf has a population of 28,858. The Property is situated on the main arterial road on the outskirts of town and is approximately 1.2 kilometres from the town centre. The Property was constructed in 2001 and is a single storey building of steel framed construction, cavity brickwork and a flat roof and is divided into two separate retail units. The Property is occupied by a pet store and a getranchemarket both of which have their own independent external access. Internally the fit-out of the units are both similar and include tiled flooring, suspended fluorescent lighting, ceiling mounted heating systems and corrugated metal roof. A loading bay is found to the rear elevation of the unit and is via a single roller shutter door.	There are two tenants occupying the Property. Familia occupies 501 sqm of accommodation on a 13 year lease from November 2001 to November 2014 with one five year renewal option. Futterhaus occupies 480 square metres of accommodation on 13 year lease from November 2001 to November 2014 with one tenant's five year renewal options.	€93,277	€100,000	€1,150,000
ALFRED-NOBEL STRASSE 97080 WURZBURG GERMANY	Wurzburg is located approximately 150km south east of Frankfurt am Main and 125km north west of Nürnberg. The city benefits from good motorway connections, being close to the intersection of the A3 and A7 motorways. The river Main is in the local vicinity. This city is considered to be a good industrial base. The property was constructed in 2001 around a concrete frame, with concrete panel cladding to the walls and a flat roof covered with profiled metal sheeting (with translucent panels). Internally the retail area has tiled floors and suspended ventilation ducking and lighting. A loading area is situated at the side of the client, accessible via the car park to the front. The car park provides in excess of 150 spaces. It should be noted that the site (and its parking area) is 'shared' with a separate property occupied by Aldi. We understand that this does not form part of the property, but have assumed that reciprocal rights of way exist over the car park (which is likely to be in divided ownership).	We understand that there are two tenants occupying the property. Rewe is the anchor tenant and occupies 2,300 sqm with a passing rent of €327,876 pa. They have a 15 year lease (expiring in 2018) with three five year renewal options. Tanning Studio occupies 100 sqm with a passing rent of €13,404 pa. Their five year lease expires in December 2008 and they have a three year renewal option.	€341,280	€320,000	€4,360,000
HEINRICH-WOBST-STR. 2 07937 ZEULENRODA GERMANY	Zeulenroda is situated in the south of the district in the mountains of the Thuringian Slate Mountains (Thüringer Schiefergebirge), on the border to Saxony. Zeulenroda has approximately 14,000 inhabitants. We understand that the Property was completed in 1993 and comprises a single retail warehouse of steel frame and wooden beam construction with corrugated metal and glass walls under 'northern light' glass and corrugated metal roof. There is also outside retail area which provides for garden store which is not roofed over. The property is currently occupied by Hagebau, Berlin, a DIY store. There are a number of DIY stores in downtown Zeulenroda. Other occupiers within the estate include Rewe supermarket and Skoda car dealership.	There is one tenant, Hagebau, occupying the property. They have a passing rent of €391,594 per annum. The lease expires in April 2013 and the tenant has two five year options to renew the lease.	€391,594	€380,000	€4,510,000

Property	Description, Age and Tenure	Terms of Existing Tenancies	Net Annual Rent 01/10/2005	Estimated net Annual Rent 01/10/2005	Market Value 01/10/2005
HAUPTSTRASSE 77963 SCHWANAU-ALLMANNSWEI ER GERMANY	Allmannsweier is a small town located some 70 km north of Freiburg. The nearest notable town is Offenburg, some 40 km to the north east. We understand that the Property was constructed in 1995 and comprises two rectangular shaped retail warehouses of modern construction. The buildings are of concrete frame construction under pitched tiled roofs. Fenestration to both buildings is of uPVC double-glazing with large display windows to the front elevation. There is additionally a large car park with marked spaces for approximately 80 cars. Internally the fit-out of the two supermarkets are of a similar quality to include tiled flooring, suspended fluorescent lighting and air conditioning cassette units. The supermarket currently occupied by E-Activ comprises a single loading bay to the rear elevation with a roller shutter door. Both units include storage areas, which are partitioned off from the main retailing areas and are located to the rear of the respective units.	Edeka Handelsges occupies the Property, which comprises two retail warehouses. The lease is for a term of 15 years from 2001 to expire in 2016 with a five year extension. The passing rent is €128,856 per annum The two buildings are currently occupied by Getränkemarkt and Edeka Activ.	€128,856	€140,000	€1,680,000
RINGSTRASSE 113 65479 RAUNHEIM GERMANY	Raunheim is a small suburb of Frankfurt am Main and is located 20 km to the south west of the Frankfurt Centre and immediately to the West of the international airport. Raunheim has excellent road communications, being bounded by A67 motorway to the east, A3 motorway to the north and the B43 to the West. Construction of the property was completed within the last two months and comprises a single supermarket building and customer parking for more than 125 vehicles. The building is constructed around a concrete frame under a pitched roof with profiled metal sheet covering and inset windows, which provide good natural light to the retail area below. The walls are of blockwork construction, which have been painted and plastered internally and clad with profiled metal sheeting externally. The retail area is well organised and attractive, with concrete floor tiles, ducted ventilation and suspended lighting. A storage and loading area is situated at the rear of the property.	Tegut occupies the Property with a lease for a term of 15 years from 2005 with three five-year extensions. The passing rent is €262,440 per annum.	€262,440	€260,000	€3,290,000
Grand Total			€5,553,425	€5,670,000	€69,300,000

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14 December 2005

Valuation Report

Estimate of Market Value in accordance with the definition and guidance as settled by the Royal Institution of Chartered Surveyors of

The Direct Investment Portfolio:
13 Property Portfolio, Multiple Locations, Germany

Effective Dates of Appraisal

Valuation Date: **1 December 2005**
Date of completion of this report: **1 December 2005**

Clients:
The Directors
Eurocastle Investment Limited
Suite 6
Borough House
Rue du Pré
St Peter Port
Guernsey GY1 3RH

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QW

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York, NY 10105

Prepared by

CB Richard Ellis Ltd
Kingsley House
Wimpole Street
London W1G 0RE

Date of Issue
14 December 2005

Signed Copy No:

Gentlemen,

VALUATION OF 13 PROPERTIES IN HESSE, RHINELAND-PALATINATE, SAARLAND AND BADEN-WUERTTEMBERG, GERMANY

1 Instructions

In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 1 November 2005, we have inspected the investment properties as described in the Schedule (the

"Properties") and made relevant enquiries in order to provide our opinion of Market Value of the Properties as at 1 December 2005 (the "Valuation Date") of the freehold (*Eigentum*) interests.

This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the "Prospectus") in connection with the admission of the ordinary shares of the Company to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities ("Admission").

2 The Properties

The Properties we have valued are listed and briefly described in the Schedule attached to this Valuation Report (the "Schedule"). Each property identified in the Schedule has been valued individually, and not as part of a portfolio.

The subject portfolio comprises 13 freehold equivalent (*Eigentum*) properties.

3 Basis of Valuation

Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book") and in accordance with the relevant provisions of the current Prospectus Rules. They have been undertaken by External Valuers, as defined in the Red Book.

In accordance with the Financial Service Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4 Valuations

On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at 1 December 2005, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedule, is as stated against that property in the Schedule.

Our valuations are exclusive of any VAT.

The aggregate of the said individual Market Values of the Properties as at 1 December 2005 is €35,660,000 (Thirty Five Million, Six Hundred and Sixty Thousand Euros) made up as follows:

Schedule	Investment Properties	€35,660,000
Total		€35,660,000
Total	Net Rent Receivable	€2,638,487
Total	Estimated Net Rental Value	€2,403,679

5 Special Assumptions

We have made the following Special Assumptions:

1. That the properties are all let to EDEKA Handelsgesellschaft Südwest mbH and that the lease terms are in accordance with the summary standard lease provided.

2. For the Properties which were under construction at the time of our inspection that the properties have been completed to a standard and specification consistent with the existing properties in the portfolio and are let to EDEKA Handelsgesellshaft Südwest mbH, on the terms advised at the date of valuation.

6 Transaction Costs

No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7 Net Annual Rent Receivable

In the Schedule, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 1 December 2005. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable reflects an appropriate allowance for disbursements.

8 Estimated Net Annual Rent

The Schedule sets out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9 Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

9.1 Floor Areas

We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

9.2 Plant and Machinery

Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally exclude process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

9.3 Environmental Investigations and Ground Conditions

In preparing our valuation we assume that no contaminative or potentially contaminative use is, or has been, carried out at the property. Unless specifically instructed, we do not undertake any investigation into the past or present uses of either the property or any adjoining or nearby land, to establish whether there is any potential for contamination from these uses and assume that none exists.

Should it, however, be subsequently established that such contamination exists at the property or on any adjoining land or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the value reported.

9.4 Inspections

We have recently inspected each of the properties. The inspections took place between 30 June 2005 and 5 July 2005. Limited inspections were undertaken for the majority of the portfolio. The Properties which at the time were under construction were inspected from the public highway and the Properties which were completed were inspected briefly and anonymously, with the exceptions of Jockgrim and Rülzheim for which normal internal inspections were arranged.

In accordance with our instructions, for the purpose of our valuation we have performed no additional inspections on the basis that we have recently completed a previous valuation of the Properties.

9.5 Structural Surveys

We were not instructed to undertake structural surveys, nor do we inspect those parts that are covered, unexposed or inaccessible, or test any of the electrical, heating, drainage or other services. Any readily apparent defects or items of disrepair noted during our inspection will, unless otherwise stated, be reflected in our valuation, but no assurance is given that any property is free from defect. We assume that those parts which have not been inspected would not reveal material defects which would cause us to alter our valuation.

9.6 Town Planning and Statutory Requirements

We have not made any planning enquiries but have relied upon the information provided by TH Project-management GmbH. For the purposes of our valuation we assume that there are no adverse town planning, highway or other schemes or proposals that will have a detrimental effect on our valuations.

Our valuations are prepared on the assumption that the premises comply with all relevant statutory enactments and Building Acts and Regulations and that a valid and up-to-date Fire Certificate has been issued. We also assume that all necessary consents, licences and authorisations for the use of the property and the process carried out therein have been obtained and will continue to subsist and are not subject to any onerous conditions.

Unless disclosed to us, we assume that there are no outstanding statutory breaches or impending litigation in respect of the Properties.

9.7 Tenure and Tenancies

We have not had sight of Reports on Title or legal Due Diligence Reports for the Properties but have relied on information provided by the Company. In the absence of any information to the contrary we have assumed that:

(i) the Properties are freehold (Eigentum)

(ii) the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations and

(iii) that nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective Market Values of the Properties.

We are advised by the Company that the properties are to be let individually and in their entirety to EDEKA Handelsgesellschaft Südwest mbH on identical leases with a term of 15 years, except in the case of the Jockgrim property which has a term of 12 years.

Standard lease terms as advised are as follows:

(i) There are tenant's options to extend the leases for 3 terms of 5 years each with 3 months' notice.

(ii) The rent is payable monthly and is reviewed after a minimum of 3 years based on the CPI (*Verbraucherpreis-index*) for Germany, with 2000 = 100. The review is triggered by a change (upwards or downwards) of 10% or more; rents are adjusted by 60% of the index change.

(iii) The tenant is responsible for maintaining the property in good condition, including decorative repairs and servicing (not further defined), and for minor repairs of a maximum of €250 each and up to an annual limit of €1,250 (plus VAT).

(iv) The landlord is responsible for maintaining the building. This is stated to be in excess of the normal obligations, but is not clearly defined.

No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

9.8 Third Party Covenants

We have not conducted credit enquiries into the financial status of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that each party is capable of meeting its lease obligations, and that there are no material undisclosed breaches of covenant.

10 Independence

We expect to carry out regular valuations of the Properties. The total fees, including the fee for this assignment, earned by CB Richard Ellis Limited (or other companies forming part of the same group of companies within the UK and Germany) from the addresses to this report (or other companies forming part of the same group of companies) is less than 5.0% of the respective companies.

11 Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

JEREMY LOCK Bsc (Hons) MRICS

DIRECTOR — VALUATION ADVISORY

For and on behalf of
CB RICHARD ELLIS Limited

SCHEDULE OF PROPERTIES

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
E aktiv markt Habig, Gewerbestrasse 16-18, 63619 Bad Orb, Hesse	Situated in a mixed-use area to the north-west of Bad Orb (population 10,000), around 70 km to the north-west of Frankfurt am Main. Constructed in 2004, the property is a single storey building of concrete frame construction under a flat roof with block infill walls which have been rendered and painted. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,404 sqm; Ancillary: 642 sqm; Total: 2,046 sqm 123 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	197,373	191,514	2,710,000
E aktiv markt Bylitza, Heppenheimer Strasse 70, 64658 Fürth, Hesse	Located on a main route into Fürth (population 11,160) approximately 40 km to the south-east of Darmstadt. Constructed in 1996, refurbished and extended in 2002. The original building has a basement and ground floor, with the extension being a single-storey building. The building is of frame construction with brick and block infill under a pitched profiled metal roof. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,858 sqm; Ancillary: 1,921 sqm; Total: 3,779 sqm 120 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	289,442	286,387	4,000,000
E neukauf, In den Grüben 5, 76758 Jockgrim, Rhineland-Palatinate	Jockgrim (population 6,900) is approximately 20 km north-west of Karlsruhe. The property is situated in an older commercial/trading area not visible from the main road. Constructed in 2000, the property has been refurbished recently for EDEKA. The property is a mainly single-storey building with first floor offices, constructed with concrete panel walls and a shallow-pitched roof. Internally, the property has tiled floors, suspended ceilings with strip lighting and a heating/ventilation system to the sales and storage area. The delivery, storage and preparation accommodation is well laid out and suitably finished. The net lettable areas comprise: Sales: 872 sqm; Ancillary: 362 sqm; Total: 1,234 sqm 85 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 12 years from 15 June 2005. Standard portfolio lease terms.	92,830	92,830	1,250,000
E neukauf Gartenstadt, Leininger Strasse 1 67067 Ludwigshafen, Rhineland-Palatinate	The property is situated at a busy junction approximately 2 km south of Ludwigshafen city centre (population 162,400). Constructed in 2002, the detached single storey property is of presumed concrete frame construction under a pitched and tiled roof, comprising sales, offices and ancillary accommodation. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA. The net lettable areas comprise: Sales: 1,016 sqm; Ancillary: 439 sqm; Total: 1,455 sqm 66 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	175,290	174,222	2,400,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable	Estimated Net Annual Rent	Net Market Value
E aktiv markt Schneider, Allerburg 15, 66640 Namborn-Eisweiler, Saarland	The property is situated in a predominantly residential area on the outskirts of Eisweiler, an area of Namborn (population 7,500), approximately 50 km to the north east of Saarbrücken. Constructed in 2004, the property is a detached single storey building with ground floor retail and possibly some loft space under a pitched and tiled roof. The building is of concrete frame construction with rendered walls. Internally, it is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 1,100 sqm; Ancillary: 535 sqm; Total: 1,635 sqm 91 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	179,880	156,927	2,390,000
E neukauf R. Fitterer, Germersheimer Strasse 976761 Rülzheim, Rhineland-Palatinate	Prominently situated on the edge of a new commercial/trading area on the edge of Rülzheim (population 8,000), which is approximately 25 km north-west of Karlsruhe. Constructed in 2004, the property comprises a mainly single storey building with first floor office and staff accommodation. The building is concrete framed with a flat roof. Internally, the accommodation is well fitted out with recessed lighting and a heating/ventilation system. The delivery, storage and preparation accommodation is well laid out. The store includes a coffee shop and customer WCs. The net lettable areas comprise: Sales: 2,446 sqm; Ancillary: 920 sqm; Total: 3,366 sqm 202 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	329,868	333,066	4,530,000
E aktiv markt Bossler, Konrad-Adenauer-Ring 65, 65428 Russelsheim, Hesse	Russelsheim (population 59,700) is approximately 20 km to the south west of Frankfurt/Main. The property is located within a predominantly residential area on the outskirts of Russelsheim city centre. Constructed in 2000, the property comprises a detached building of concrete frame construction with ground floor retail and first floor ancillary accommodation under a tiled pitched roof. The walls are rendered with double glazed aluminium framed windows most of which have security grills installed. Internally, the property is fitted out in the corporate style of the supermarket occupier EDEKA incorporating an air-handling system. The net lettable areas comprise: Sales: 760 sqm; Ancillary: 278 sqm; Total: 1,038 sqm 44 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	192,810	142,787	2,580,000
E aktiv markt Gross, St. Wendeler Strasse, 66636 Tholey, Saarland	Tholey is located in the Sankt-Wendel district around 35 km to the north of Saarbrücken. The property is situated in a predominantly residential area on the main road leading through Tholey. Constructed in 2004, the property is a detached single storey building of presumed concrete frame construction under a pitched and tiled roof, which probably has some offices and/or ancillary space. Internally, the property is fitted out in the corporate style of the occupier EDEKA. The net lettable areas comprise: Sales: 1,459 sqm; Ancillary: 497 sqm; Total: 1,956 sqm 126 parking spaces	Freehold (Eigentum) The property is currently let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	223,788	204,003	2,970,000

Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rents Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
E neukauf, Leinzeller Strasse, 77574 Iggingen-Brainkofen, Baden-Württemberg	The property is at the edge of a new commercial/trading area on the outskirts of Brainkofen (population 250; Iggingen — population 2,550) approximately 72 km north east of Stuttgart. At the time of our inspection, the property was in the early stages of construction. The net lettable areas are to comprise: Sales: 1,256 sqm; Ancillary: 585 sqm; Total: 1,841 sqm 80 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	166,788	143,033	2,220,000
E-aktiv Markt Holzky, Mönchenweiler Strasse 13, 78126 Königsfeld im Schwarzwald, Baden-Württemberg	The property is in Königsfeld (population 1,840), approximately 60 km south-east of Tubingen, situated on a busy road in a mainly residential area approximately 500m from the centre. At the time of our inspection, the property was under construction; it appeared to be a single-storey building with a pitched roof. The net lettable areas are to comprise: Sales: 1,246 sqm; Ancillary: 656 sqm; Total: 1,902 sqm 100 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	180,732	165,607	2,425,000
E neukauf, Im Gewerbegebiet, 77839 Lichtenau, Baden-Württemberg	The property is located just outside Lichtenau (population 2,172), approximately 30 km south of Baden-Baden and is situated on a rather untidy commercial/trading estate. At the time of our inspection, the property was under construction; it appeared to be a single-storey building with a pitched roof. The net lettable areas are to comprise: Sales: 1,248 sqm; Ancillary: 769 sqm; Total: 2,017 sqm 163 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	144,258	139,677	2,000,000
E neukauf, Sudetenstrasse, 64385 Reichelsheim, Hesse	The property is located in Reichelsheim (population 9,200) approximately 30 km to the south-east of Darmstadt. Situated in a small mixed use area, the surrounding area is predominantly residential. The property was in the early stages construction at the time of our inspection. The net lettable areas are to comprise: Sales: 1,319 sqm; Ancillary: 527 sqm; Total: 1,846 sqm 122 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005.	212,019	188,144	2,825,000
E neukauf, Welzheimer Strasse, 71554 Weissach im Tal, Baden-Württemberg	Situated in a prominent location on a roundabout in rural Weissach im Tal (population 7,250) approximately 30 km to the north-east of Stuttgart. At the time of our inspection, the property was under construction; it is a single-storey building with first floor offices and/or staff accommodation. A delivery bay is being constructed with access directly from the road with no turning space. The net lettable areas are to comprise: Sales: 1,402 sqm; Ancillary: 658 sqm; Total: 2,060 sqm 131 parking spaces	Freehold (Eigentum) The property is let to EDEKA Handelsgesellschaft Südwest mbH in its entirety for a term of 15 years from 15 June 2005. Standard portfolio lease terms.	253,409	185,482	3,360,000

Part IV: Valuation Report relating to the Truss Portfolio

Direct Dial 020 7182 2663
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18 January 2006

Valuation Report

Estimate of Market Value in accordance with the definition and guidance as settled by the Royal Institution of Chartered Surveyors of

The Direct Investment Portfolio:
Truss Portfolio (40 Properties), Multiple Locations, Germany

Effective Dates of Appraisal

Valuation Date: 01/12/2005
Date of completion of this report: 18/01/2006

Clients:

The Directors
Eurocastle Investment Limited
Suite 6
Borough House
Rue du Pré
St Peter Port
Guernsey GY1 3RH

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Fortress Investment Group LLC
1345 Avenue of the Americas
47th Floor
New York NY 10105

Kempen & Co. N.V.
Beethovenstraat 300
1077 WZ Amsterdam
Netherlands

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QW

Dresdner Kleinwort Wasserstein
Prospectus PO Box 560
20 Fenchurch Street
London EC3P 3DB

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Prepared by

CB Richard Ellis Ltd
Kingsley House
Wimpole Street
London W1G 0RE

Date of Issue

18 January 2006

Signed Copy No:

Gentlemen,

VALUATION OF TRUSS PORTFOLIO (40 PROPERTIES), MULTIPLE LOCATIONS, GERMANY

1. Instructions

1.1 In accordance with instructions received from Eurocastle Investment Limited (the "Company") on 1 November 2005, we have inspected the investment properties as described in Schedule 1 (the "Properties (Completed)") and the properties under construction described in Schedule 2 (the "Properties (Under Construction)") and made relevant enquiries in order to provide our opinion of Market Value of the Properties as at 1 December 2005 (the "Valuation Date") of the freehold (*Eigentum*) and leasehold (*Erbbaurecht*) interests.

1.2 This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the "Prospectus") in connection with the proposed global offer of ordinary shares by the Company (the "Global Offer") and admission of the ordinary shares of the Company to listing on Eurolist by Euronext Amsterdam and to trading in Euronext Amsterdam's market for listed securities ("Admission").

2. The Properties

2.1 The Properties we have valued are listed and briefly described in Schedule 1 and Schedule 2 (together, the "Schedules") attached to this Valuation Report (Appendix 1). Each property identified in the Schedules has been valued individually, and not as part of a portfolio.

2.2 The subject portfolio comprises 37 freehold equivalent (*Eigentum*) properties and 3 leasehold equivalent (Erbbaurecht) properties. At the valuation date, 31 of these were completed and 9 were under construction. All the properties have been treated as completed and let for the purposes of our valuation.

3. Basis of Valuation

3.1 Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book") and in accordance with the relevant provisions of the current Prospectus Rules. They have been undertaken by External Valuers, as defined in the Red Book.

3.2 In accordance with the Financial Services Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4. Valuations

4.1 On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold property as at 1 December 2005, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedules, is as stated against that property in the Schedules.

4.2 Our valuations are exclusive of any VAT.

4.3 The aggregate of the said individual Market Values of the Properties as at 1 December 2005 is €99,805,000 (NINETY-NINE MILLION, EIGHT HUNDRED AND FIVE THOUSAND EUROS) made up as follows:

Schedule 1	Total Investment Properties (Completed)	€78,055,000
	Freehold	€73,040,000
	Leasehold	€ 5,015,000
Schedule 2	Total Investment Properties (Under Construction) (assumed completed and let)	€21,750,000
	Freehold	€21,750,000
	Leasehold	€ 0
Total		€99,805,000
	Total Net Rent Receivable	€ 7,686,815
	Total Estimated Net Rental Value	€ 7,351,682

5. Special Assumptions

We have made the following Special Assumptions:

1. For the Properties (Under Construction), that the properties have been completed to a standard and specification consistent with the existing properties in the portfolio and are let on the terms advised at the date of valuation;

2. The information provided to us by Eurocastle Investment Limited and Fortress Investment Group, upon which we have been instructed to rely, is a true and accurate reflection of the tenure, building details, floor areas, and leases in place.

6. Transaction Costs

6.1 No allowances have been made for any expenses of realisation nor for taxation which might arise in the event of a disposal of a Property. Our valuations are, however, net of acquisition costs.

7. Net Annual Rent Receivable

7.1 In the Schedules, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 1 December 2005. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer:

(i) ignoring any special receipts or deductions arising from the Property;

(ii) excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

(iii) after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

7.2 In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable reflects an appropriate allowance for disbursements.

8. Estimated Net Annual Rent

8.1 The Schedules set out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

(a) a willing landlord;

(b) that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

(c) that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

(d) that no account is taken of any additional bid by a prospective tenant with a special interest;

(e) that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

(f) that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

8.2 In the Schedules, we have stated the current Estimated Net Annual Rent, ignoring the present rent passing and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assuming good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

9. Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

9.1 We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations.

Floor Areas

9.2 We have not measured the Properties but have relied on floor area information provided to us by the client as being accurate and complete and in accordance with German industry standards.

Plant and Machinery

9.3 Our valuation includes those items usually regarded as forming part of the building and comprising landlord's fixtures, such as boilers, heating, lighting, sprinklers and ventilation systems and lifts but generally exclude process plant, machinery and equipment and those fixtures and fittings normally considered to be the property of the tenant.

9.4 Where the property is valued as a fully equipped operational entity our valuation includes trade fixtures and fittings and equipment necessary to generate the turnover and profit and it is assumed that these are owned and not leased.

Environmental Investigations and Ground Conditions

9.5 In preparing our valuation we assume that no contaminative or potentially contaminative use is, or has been, carried out at the property. Unless specifically instructed, we do not undertake any investigation into the past or present uses of either the property or any adjoining or nearby land, to establish whether there is any potential for contamination from these uses and assume that none exists.

9.6 Should it, however, be subsequently established that such contamination exists at the property or on any adjoining land or that any premises have been or are being put to contaminative use, this may have a detrimental effect on the value reported.

Inspections

9.7 We have recently inspected each of the properties. The inspections took place between 17 October 2005 and 10 January 2006.

Structural Surveys

9.8 We have seen Technical Due Diligence Reports, prepared by THProjektmanagement GmbH, for all of the Properties in the portfolio with the exception of the Property in Alsfeld (#35). Where necessary repairs have been identified, then these have been taken into account in our valuations.

We were not instructed to undertake structural surveys, nor have we inspected those parts that were covered, unexposed or inaccessible, or tested any of the electrical, heating, drainage or other services. Any readily apparent defects or items of disrepair noted during our inspection will, unless otherwise stated, be reflected in our valuation, but no assurance is given that any property is free from defect. We assume that those parts which have not been inspected would not reveal material defects which would cause us to alter our valuation.

Town Planning and Statutory Requirements

9.9 We have not made any planning enquiries but have relied upon the information provided by Eurocastle Investment Limited, Fortress Investment Group Germany GmbH and Fortress Investment Group LLC. For the purposes of our valuation we assume that there are no adverse town planning, highway or other schemes or proposals that will have a detrimental effect on our valuations.

9.10 Our valuations are prepared on the assumption that the premises comply with all relevant statutory enactments and Building Acts and Regulations and that a valid and up-to-date Fire Certificate has been issued. We also assume that all necessary consents, licences and authorisations for the use of the property and the process carried out therein have been obtained and will continue to subsist and are not subject to any onerous conditions.

9.11 Unless disclosed to us, we assume that there are no outstanding statutory breaches or impending litigation in respect of the property.

Tenure and Tenancies

9.12 We have seen draft legal Due Diligence Reports, prepared by Hengeler Mueller or GSK Gassner Stockmann & Kollegen (Ebermannstadt (#2) and Alsfeld (#35) only), for all of the Properties in the portfolio. However, we have been instructed to rely on information provided by the Company in respect of floor areas, tenancies, current rental income and lease terms. In the absence of any information to the contrary we have assumed that:

i) the Properties are freehold (*Eigentum*), with the exception of the leasehold (*Erbbaurecht*) Properties in Ebermannstadt (#2), Bardowick (#25) and Budenheim (#28), and the leasehold land comprising a part of the otherwise freehold Property in Lemgo (#37) as detailed in Schedules 1 and 2 to this document;

ii) the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations, with the exception of the Properties in Ebermannstadt (#2), Bardowick (#25) and Budenheim (#28), which are leasehold (*Erbbaurecht*), and the Property in Lemgo (#37) which will benefit from a traditional lease over adjacent land, as detailed in Schedules 1 and 2 to this document; and

iii) that nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective Market Values of the Properties.

9.13 We have received a tenancy schedule dated 2 December 2005, and a supplementary tenancy schedule dated 17 January 2006, summarising the lease provisions of each occupational interest. However, we have made the additional standard assumptions:

- Acquisition costs of 6.5%;
- Property Tax and Insurance are recoverable from the tenant, except where legal due diligence reports state otherwise;
- Landlord responsible for management costs of 1-1.5% of annual passing rent;
- Landlord responsible for maintenance costs of €1.00 per sq m during the lifetime of any building warranty agreements, and €3.50 to €4.00 per sq m per annum thereafter.

9.14 No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

9.15 We have not conducted credit enquiries into the financial status of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that each party is capable of meeting its lease obligations, and that there are no material undisclosed breaches of covenant.

10. Independence

10.1 The total fees, including the fee for this assignment, earned by CB Richard Ellis Limited (or other companies forming part of the same group of companies within the UK and Germany) from the addresses to this report (or other companies forming part of the same group of companies) is less than 5.0 per cent of the respective companies.

11. Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis are referred to by name and whether or not the report is combined with others.

Yours faithfully

JEREMY LOCK BSc (Hons) MRICS

DIRECTOR — VALUATION ADVISORY

For and on behalf of
CB Richard Ellis Limited

SCHEDULE 1

PROPERTIES (COMPLETED)

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
1	13129 Berlin Treseburger Strasse	The property is in the Blankenburg district of the former east Berlin, 12 km north of the centre. Blankenburg has a population of 6,424 (June 2003); unemployment in the administrative district of Pankow, of which it forms part, is 16.1% (October 2004). The property is situated among other commercial/light industrial premises on Karower Damm; Treseburger Strasse itself is a quiet, narrow road leading to a low-density residential area. The property consists of two single-storey buildings, new (2005) supermarket with brick and profiled metal walls beneath a pitched and tiled roof, and an older concrete shed building used as a drinks retail warehouse. We understand that the property is comprised of: Plot Size: 5,265 sq m *Lettable Area*: 1,406.72 *sq m* 88 car parking spaces	*Freehold (Eigentum)* The property is let to: PLUS Warenhandels GmbH, NL Berlin (926.56 sq m) for 15 years *expiring* 7 April 2020. Passing rent is €144,000.00 per annum. Indexed 4/10/60. Hofmeister Backwaren Vertrieb GmbH (30.77 sq m) for 10 years expiring 16 March 2015. Passing rent is €16,200.00 per *annum*. Indexed 2/10/70. Markgrafen-Getränke Vertieb GmbH (449.39 *sq m*) *for a term* of 10 years expiring 13 April 2015 at a passing rent of €43,800.00 per annum. Indexed 3/10/60.	€198,513	€181,474	€2,715,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
2	91320 Ebermannstadt Oberes Tor	Ebermannstadt is a small rural town of almost 6,900 inhabitants (2004) located approximately 50 km to the north of Nuremberg and 105 km to the east of Würzburg. Ebermannstadt is situated on highway 470 approximately 14 km to the north east of junction 8 of the A73 motorway. The property is situated on the edge of the town just off highway 470, and is visible from this main road. Constructed in 2004, the property comprises a single-storey building and a two-storey building both apparently of reinforced concrete frame constructions with plastered and painted breeze block infill elevations under corrugated roofs. We understand that the property comprises the following: Plot size: 6,632 sq m Lettable area: 2,030.01 sq m 65 car parking spaces	Leasehold (heritable building right) from 9 August 2002 until 31 December 2062. Ground rent is €27,850.44 per annum. The property is let to: Schlecker — drugstore (500 sq m) for 12 years expiring 20 July 2014. Passing rent is €54,000.00 per annum. Indexed 3/10/60. REWE Zentral AG, NL Hungen — beverage market (600 sq m) for 16 years expiring 31 January 2020. Passing rent is €60,250.68 per annum. Indexed 2/10/70. KiK Textilien und Non-Food GmbH — clothes retailer (449.63 sq m) for 10 years expiring 30 June 2014. Passing rent is €46,980.00 per annum. Indexed 3/10/65. Andrea Drummer — hairdresser (85 sq m) for 10 years expiring 15 June 2014. Passing rent is €10,354.68 per annum. Indexed 2/10/100. Reinhold Keller (Tropic Sun) — tanning studio (84 sq m) 10 years expiring 28 February 2015. Passing rent is €9,521.28 per annum. Indexed 3/10/75. Complex Train Ltd — (160 sq m) for 10 years expiring 11 November 2014. Passing rent is €9,952.20 per annum with stepped increases to €11,058.00 in year 2, €12,163.80 in year 3, €13,269.72 in year 4, and €14,375.52 for years 5 to 10. Christian Schmitt — insurance agency (51.38 sq m) for 10 years expiring 28 July 2014. Passing rent is €5,006.52 per annum. Indexed 2/10/100. Vacant — (100.00 sq m) vendor's guarantee for 10 years expiring 15 December 2015 at €7,200 per annum.	€168,535	€166,352	€2,125,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
4	92334 Berching Maria-Hilf-Str. 3	Berching is a small agricultural town of almost 8,700 inhabitants (2004) located approximately 118 km to the north of Munich and 58 km to the south east of Nuremberg. Berching is situated approximately 21 km to the south east of junction 56 of the A9 motorway which links Munich with Nuremberg. The property is situated just outside the walls of the "old town" in close proximity to, though not visible from, highway 299. Constructed in 2004, the property comprises two single-storey buildings apparently of reinforced concrete frame constructions with plastered and painted breeze block infill elevations under pitched tiled roofs. We understand that the property comprises the following: Plot size: 9,000 sq m Lettable area: 2,744.00 sq m 120 car parking spaces	*Freehold (Eigentum)* The property is let to: REWE Zentral AG, NL Eching — supermarket (1,700 sq m) for 15 years expiring September 2019. Passing rent is €180,000.00 per annum. Indexed 3/10/60. Metzgerei Lindl — butcher (83 sq m) for 15 years expiring September 2019. Passing rent is €15,600.00 per annum. Indexed 3/10/60. Michael Popp — pharmacy (161 sq m) for 15 years expiring September 2019. Passing rent is €15,600.00 per annum. Indexed 2/10/60. KiK Textilien und Non-Food GmbH — textiles retail (450 sq m) for 10 years expiring September 2014. Passing rent is €42,930.00 per annum. Indexed 0/10/100. TEDi GmbH & Co. KG — discount retail (350 sq m) for 10 years expiring August 2015. Passing rent is €34,200.00 per annum. Indexed 0/10/100.	€282,703	€275,813	€3,755,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
5	61200 Wölfersheim Bledrichstrasse	Wolfersheim is a small rural town with a population of approximately 9,521, located approximately 11 km north east of Bad Nauheim. Frankfurt city centre is approximately 44 km to the south east, a 45 minute drive away. Giessen is approximately 35 m to the north and is easily accessible from the subject property via the A45/E41 motorway. The property is located just off the B455, the main road through Wolfersheim (which links the A5/E451 motorway south west to the A45/E41), in a small commercial estate on Biedrichstrasse. Other occupiers in the immediate vicinity include Allianz, Sparkasse (a bank), Borst hans der fliesen and WIT (a motor dealer). Additional units are currently being completed on the estate. Constructed in 2000/2001, the property comprises two detached buildings, one single storey (Tegut) and one which has a mezzanine level (Penny), facing each other across a landscaped car park. Both buildings appear to be of a timber frame construction. The Tegut building has plastic sheeting clad elevations under a circular pitched roof with some roof glazing providing natural light internally. The Penny building has pebble-dashed rendered elevations under a pitched tiled roof. At the rear of this building there is an entrance to what appears to be some offices at the mezzanine level. We were unable to access these on our inspection. We understand the property comprises the following: Plot size: 10,104 sq m Lettable area: 2,902.00 sq m 150 car parking spaces	Freehold (Eigentum) The property is let to: Tegut Gutberlet Stiftung & Co — supermarket (1,903 sq m) for 15 years expiring November 2015. Passing rent is €233,520.00 per annum. Indexed 5/10/60. REWE & Co oHG ZweigNL Wiesloch — Penny supermarket (900 sq m) for 15 years expiring August 2016. Passing rent is €102,156.00. Indexed 3/10/60. Rainer Long & Günter Hetterich — schooling centre (99 sq m) for 8 years expiring June 2012. Passing rent is €5,346.00 per annum. Indexed 3/5/100.	€334,710	€309,124	€4,435,000
6	97720 Nüdlingen Mühlweg 4	Nüdlingen is a small agricultural town of almost 4,300 inhabitants (2004) located approximately 155 km to the east of Frankfurt and 64 km to the north east of Würzburg. Nüdlingen is situated on the B287 approximately 20 km to the north east of junction 97 of the A7 motorway, which links Würzburg with Kassel. The property is situated in a mixed commercial/industrial zone on the edge of the town in close proximity to, though not visible from, the B287. Constructed in 1999, the property comprises a single-storey building of wooden frame construction with part plastered and painted breeze block infill part insulated plastic sheet elevations under a gently-pitched insulated plastic sheet roof. We understand that the property comprises the following: Plot size: 4,768 sq m Lettable area: 814.29 sq m 51 car parking spaces	Freehold (Eigentum) The property is let to: Tegut Gutberlet Stiftung & Co — supermarket (814.29 sq m) for 15 years expiring June 2014. Passing rent is €83,684.40 per annum. Indexed 4/10/65.	€79,579	€79,419	€1,025,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
7	63486 Bruchköbel Wilhelm Busch Ring	Bruchköbel, with a population of approximately 20,729, is a rural town located approximately 22 km to the north east of Frankfurt Am Main in the Hesse region, about a 30 minute drive from the city centre via the A66 motorway. The property is located to the north of Bruchköbel, almost in the little village of Niederissigheim and is accessed from the L3195 which is the main road through Bruchköbel. The area is predominantly residential with the exception of the Eidmann distillery opposite the subject property. Constructed in 1998, the property comprises two single storey detached single bay retail warehouse style buildings, arranged in an L shape with concrete steps up between to the residential estate behind at a higher level. Both buildings are timber framed and benefit from profile sheeting clad roofs and elevations. Skylights provide some natural lighting and entrances are fully glazed. We understand that the property comprises the following: Plot size: 6,093 sq m Lettable area: 1,856.75 98 car parking spaces	Freehold (Eigentum) The property is let to: Tegut Gutberlet Stiftung & Co — supermarket (1,640.75 sq m) for 15 years expiring November 2020. Passing rent is €202,425.48 per annum. Indexed 4/10/65. Schlecker — drugstore (216 sq m) for 10 years expiring August 2013. Passing rent is €18,000.00 per annum. Indexed 4/10/65.	€211,722	€192,689	€2,910,000
8	24887 Silberstedt Tükeslih 4	Silberstedt, with a population of almost 2,250 (2004), is part of the German state of Schleswig-Holstein. Silberstedt is located approximately 41 km to the south of Flensburg. The property is located on the east side of the town. Constructed in 2003, the subject property is divided over ground and one upper floor, set under a pitched tiled roof. The elevations are part brick and part steel panel. We understand that the property comprises the following: Plot size: 7,158 sq m Lettable area: 1,509.14 sq m 170 car parking spaces	Freehold (Eigentum) The property is let to: SPAR Handels AG, Hamburg — supermarket (1,509.14 sq m) for 15 years expiring 26 September 2018. Passing rent is €172,041.96 per annum. Indexed 3/10/65.	€167,092	€165,024	€2,300,000
9	25746 Heide Meldorfer Str. 151	Heide, with a population of almost 20,550 (2004), is part of the German state of Schelswig-Holstein. Heide is located approximately 105 km to the north west of Hamburg. The property is located to the south of the city, approximately 2 km from its centre. Constructed in 2000, the subject property comprises two buildings which are almost equal in terms of construction. The buildings are divided over ground and one upper floor, set under a pitched tiled roof. The elevations are part brick and part steel panel. We understand that the property comprises the following: Plot size: 9,593 sq m Lettable area: 2,204.65 sq m 176 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Gmbh & Co KG — supermarket (1,106.42 sq m) for 15 years expiring 31 December 2015. Passing rent is €150,166.44 per annum. Indexed 3/10/60. TAKKO Modemarkt GmbH & Co KG — (655.20 sq m) for 10 years expiring 14 November 2010. Passing rent is €74,369.64 per annum. Indexed 2/10/65. K+K Shoe Market GmbH — (443.03 sq m) for 15 years expiring 14 November 2010. Passing rent is €48,807.96 per annum. Indexed 3/10/70.	€262,894	€265,150	€3,360,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
10	03622 Waltershausen Heinrich-Heine-Str. 27a	Walterhausen, within the Thuringia state, is a town of around 11,400 inhabitants. It is located approximately 230 km to the north east of Frankfurt and 40 km to the west of Erfurt. The city is close to the A4 autobahn which links Frankfurt, Dresden and Prague. Erfurt and Frankfurt airports are not far from Eisenach. The property is located in a residential area characterized by multi-storey residential buildings. The building is L-shaped and floor. It is arranged over ground and first understood to have been constructed in 2000/2001. Access to the upper floor is via an external staircase and customer's access to the ground floor is via two sets of automatic doors, one per each retailer. The property consists of the following: Plot size: 6,300 sq m Lettable area: 2,160.56 sq m 90 car parking spaces	Freehold (Eigentum) The property is let to: REWE Zentral AG, NL Hungen — supermarket (1,039.84 sq m) for 15 years expiring 31 January 2017. Passing rent is €123,515.64 per annum. Indexed 3/10/65. REWE Zentral AG, NL Hungen — beverage market (331.97 sq m) for 15 years expiring 31 January 2017. Passing rent is €28,515.24 per annum. Indexed 3/10/65. Schlecker — drugstore (206.10 sq m) for 10 years expiring 1 March 2011. Passing rent is €17,793.00 per annum. Indexed 4/10/60. Winfried Dazert — pharmacy (125.38 sq m) for 15 years expiring 28 February 2016. Passing rent is €15,385.44 per annum. Indexed 0/10/100. Matthias Hermann — physiotherapy I (126.61 sq m) for 15 years expiring 15 September 2016. Passing rent is €12,429.00 per annum. Indexed 0/10/100. Matthias Hermann — physiotherapy II (120 sq m) for 15 years expiring 15 September 2016. Passing rent is €8,835.12 per annum. Indexed 0/10/100. Doreen Pils — hair dresser (82.15 sq m) for 15 years expiring 28 February 2016. Passing rent is €8,068.08 per annum. Indexed 0/10/100. Dr. Alexander u. Dr. Beate König — surgery (128.51 sq m) for 15 years expiring 28 February 2016. Passing rent is €11,827.08 per annum. Indexed 0/10/100.	€221,944	€191,707	€2,820,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
11	29664 Walsrode Von-Stolzenberg-Str. 10	Walsrode, with a population of almost 24,370 (2004), is part of the German state of Lower Saxony. Walsrode is located approximately 69 km to the north of Hannover. The property is situated to the south west side of the town. Constructed in 2004, the subject property is arranged over ground and one upper floor, set under a partly flat roof. The elevations are mostly of brick. We understand that the property comprises the following: Plot size: 7,115 sq m Lettable area: 2,153.47 sq m 154 car parking spaces	Freehold (Eigentum) The property is let to: REWE KG aA Norderstedt — (1,403.03 sq m) 12 years expiring 6 February 2017. Passing rent is €117,010.20 per annum. Indexed 3/10/60. Kloppenburg GmbH & Co — (750.44 sq m) for 10 years expiring 28 October 2014. Passing rent is €85,910.40 per annum. Indexed 3/10/70.	€197,567	€190,766	€2,530,000
12	24986 Satrup Hans Redlefsen Strasse 1a	*Satrup, with a population of just over 3,500 (2004), is part of the German* state of Schleswig-Holstein. Satrup is located approximately 18 km to the south east of Flensburg. The property is located in the centre of the town. Constructed in 2001, the subject property comprises two buildings. The first building is arranged over ground and one upper floor, set under a pitched *tiled roof.* The elevations are part brick part steel panel. The second building is arranged over ground floor only, set under a flat roof. The elevations are of concrete plastering. We understand that the property comprises the following: Plot size: 13,469 sq m Lettable area: 3,519.76 sq m 130 car parking spaces	Freehold (Eigentum) The property is let to: Albrecht BGB Gesellschaft — Aldi supermarket (873.78 sq m) for 10 years expiring 18 July 2011. Passing rent is €87,063.96 per annum. Indexed 3/10/60. SPAR Handels AG, Hamburg — (1,302.64 sq m) for 12 years expiring 23 July 2013. Passing rent is €129,875.76 per annum. Indexed 3/10/70. Ernsting Family GmbH & Co KG — (125.64 sq m) for 10 years expiring 30 July 2011. The passing rent is €14,188.32 per annum. Indexed 2/10/70. Kloppenburg GmbH & Co. KG — (776.37 sq m) for 10 years expiring 30 July 2011. Passing rent is €76,214.76 per annum. Indexed 3/10/60 Marion Hanneberg-Scheers — (60.00 sq m) for 5 years until 31 December 2007. The passing rent is €5,030.40 per annum. Indexed 0/10/100. Inge u. Horst Petersen — (156.97 sq m) for 10 years expiring 12 November 2012. Passing rent is €15,408.12 per annum. Indexed 0/10/100. Katja Gamst — (91.44) for 10 years expiring 29 January 2013. Passing rent is €9,816.84 per annum. Indexed 0/10/100. Markus Beskidt — (132.92 sq m) for 10 years expiring 1 August 2013. Passing rent is €11,819.28 per annum. Indexed 0/10/100.	€338,909	€335,818	€4,220,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
13	24143 Kiel Zum Brook 3	Kiel, with a population of just over 233,000, is part of the German state of Schleswig-Holstein. The property is located on the south east side of the city centre of Kiel. Constructed in 1997, the subject property is arranged over ground floor and 2 upper floors set under a pitched roof with corrugated steel panels. The elevations are of concrete plastering. We understand that the property comprises the following: Plot size: 2,265 sq m Lettable area: 1,488.58 sq m 37 car parking spaces	Freehold (Eigentum) The property is let to: REWE KG aA, NL Norderstedt — (764.19 sq m) for 15 years expiring 1 February 2013. Passing rent is €104,842.68 per annum. Indexed 3/10/65. Horst Masuhr — (45.71 sq m) for 10 years expiring 2010. Passing rent is €15,338.76 per annum. Indexed 0/10/100. Tessmann Tanzschule GmbH — (678.68 sq m) for 5 years expiring 30 August 2010. Passing rent is €30,840.00 per annum. Indexed 0/10/100.	€142,792	€133,559	€1,810,000
14	06776 Wolfen Leipziger Strasse 83 — 89	Wolfen is located in the Saxony-Anhalt state. It is the biggest city in the district state of Bitterfeld of about 25,900 inhabitants on a territory of 17.93 sq km. Wolfen, situated approximately 140 km to the south west of Berlin and 30 km to the north of Leipzig, is close to the A9 motorway which provides it with excellent communication links. The property is located in a mixed commercial and residential area. However no direct competition was observed close to the property of reference. The main building, a retail warehouse is, of reinforced concrete structure and is occupied by a Lidl discount supermarket. Another building, leased to a bakery and a butcher's, is brick built with a tiled roof. The third property is utilized as a textile store and is the same type of construction as the latter. It consists of three independent buildings all single-storey and built in 2003. The property consists of the following: Plot size: 7,398 sq m Lettable area: 2,068.75 sq m 100 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Vertriebs GmbH & Co KG — supermarket (1,241.32 sq m) for 13 years expiring 2016. Passing rent is €135,060.00 per annum. Indexed 3/10/60. Erntebrot GmbH — bakery (83.84 sq m) for 11 years expiring 30 November 2014. Passing rent is €12,072.96 per annum. Indexed 2/5/80. Reinsdorfer GmbH — butcher (98.30 sq m) for 10 years expiring 15 December 2013. Passing rent is €14,166.96 per annum. Indexed 2/5/80. KiK Supermarket — textile store (441.29 sq m) for 10 years expiring 31 October 2013. Passing rent is €40,669.20 per annum. Indexed 2/10/60. Vacant — (150 sq m) vendor's guarantee for 5 years expiring 2010 at €18,360.00 per annum. Indexed 2/5/80.	€216,057	€208,982	€2,695,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
15	06842 Dessau Heidestr. 100	Dessau, within the Saxony-Anhalt state, is a town of around 78,000 inhabitants located approximately 130 km to the south west of Berlin and 45 km to the north of Leipzig. Dessau is close to the A9 autobahn and has excellent transport links. The A9 autobahn links Berlin and Leipzig. Berlin and Leipzig airports are not far from Dessau. The property, consisting of two buildings, is located in a residential area and has frontage to one of the main streets in town, Heiderstrasse. Close competition is represented by a Netto discount supermarket. The asset is currently occupied by a Plus discount supermarket and a car wash auto service operated by Pit Stop. Both are rectangular shaped and are single-storey retail warehouses built in 2002. They are of a reinforced concrete frame construction. The property consists of the following: Plot size: 9,189 sq m Lettable area: 1,261.10 sq m 100 car parking spaces	Freehold (Eigentum) The property is let to: PLUS Warenhandels GmbH, NL Berlin — discount market (936.10 sq m) for 12 years expiring 17 October 2015. Passing rent is €110,871.72 per annum. Indexed 4/10/60. Pit Stop Autoservice GmbH — garage (325.00 sq m) for 20 years expiring 30 September 2022. Passing rent is €39,840.00 per annum. Indexed 3/10/70.	€147,944	€127,642	€1,870,000
16	25348 Glückstadt Wiebeke Kruse Str. 5 — 7	Gluckstadt, with a population of just over 12,100, is part of the German state of Schleswig-Holstein. Gluckstadt is approximately 65 km from Hamburg. The property is located on the north east side of the city centre of Gluckstadt. Constructed in 2000/2004, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick and steel panels. The property consists of the following: Plot size: 5,612 sq m Lettable area: 1,470.51 sq m 76 car parking spaces	Freehold (Eigentum) The property is let to: Albrecht BGB Gesellschaft — Aldi supermarket (988.27 sq m) for 10 years expiring 1 July 2015. Passing rent is €116,220.60 per annum. Indexed 3/10/50. Rugenberger GmbH & Co KG — (53.54 sq m) for 5 years expiring 1 November 2009. Passing rent is €7,976.16 per annum. Indexed 0/10/100. H. W. Asmussen — (83.44 sq m) for 5 years expiring 3 March 2008. rent is €15,358.44 per annum. Indexed 0/10/100. Schlecker — (202.26 sq m) for 10 years expiring 1 March 2011. Passing rent is €18,406.56 per annum. Indexed 4/10/60. Vacant — (143.00 sq m).	€153,330	€156,308	€2,150,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
17	27619 Schiffdorf-Spaden Neufelder Weg 1	Schiffdorf-Spaden, with a population of almost 14,100 (2004), is part of the German state of Lower Saxony. Schiffdorf-Spaden is located approximately 60 km from Bremen. The property is located at the east side of Bremerhaven. Constructed in 1981/2002, the subject property is arranged over ground floor and two upper floors set under a flat roof. The elevations are of steel sheet panels. The property consists of the following: Plot size: 10,935 sq m Lettable area: 9,745.81 sq m 160 car parking spaces	Freehold (Eigentum) The property is let to: Optimal GmbH — (7,770.16 sq m) for 7 years expiring 31 May 2012. Passing rent is €358,320.72 per annum. Indexed 0/5/80. GMG Generalmietgesellschaft mbH — T-Punkt Store (708.74 sq m) for 10 years expiring 25 March 2012. Passing rent is €138,048.84 per annum. Indexed 1/10/85. Deutsche Telekom Mobilnet GmbH — T-Mobil (antenna) for 15 years expiring 30 November 2016. Passing rent is €6,135.48 per annum. No indexation. Vodafone D2 GmbH — (antenna) for 20 years expiring 31 December 2021. Passing rent is €4,920.00 per annum. Indexed 0/10/100. O2 Germany GmbH & Co KG — (antenna) for 20 years expiring 19 July 2025. Passing rent is €4,800.00 per annum. No indexation. Takko Modemarkt GmbH & Co KG — (663.91 sq m) expiring 7 February 2012. Passing rent is €79,430.16 per annum. Indexed 2/10/60. Hess GmbH — shoe market (600 sq m) for 10 years expiring 31 December 2012. Passing rent is €63,809.28 per annum. Indexed 0/10/60.	€632,612	€581,340	€7,740,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
18	28259 Bremen Huchting Alte Heerstrasse 4	Bremen, with a population of 544,853, is part of the German state of Bremen. Bremen Huchting is located approximately 10 km from the city centre of Bremen. The property is located on the north side of Huchting. Constructed in 1990, the subject property is arranged over ground floor and one upper floor set under a flat roof. The elevations are of plastered brick. The property consists of the following: Plot size: 4,213 sq m Lettable area: 1,464.00 sq m 76 car parking spaces	Freehold (Eigentum) *The property is let to:* Albrecht BGB Gesellschaft — Aldi supermarket (1,044.00 sq m) for 10 years expiring 14 November 2012. Passing rent is €90,953.28 per annum. Indexed 5/10/30. Tenters — (80 sq m) for 18 years expiring 30 November 2010. Passing rent is €12,721.92 per annum. Indexed 0/10/100. Jochen Rubel — (120.00 sq m) for 20 years expiring 30 September 2010. Passing rent is €13,485.96 per annum. Indexed 0/10/100. Restaurant — (220 sq m) for 5 years expiring 28 February 2011. Agreed rent is €13,200 per annum. Indexed 0/5/100.	€110,865	€123,576	€1,590,000
19	03159 Döbern Forster Strasse 77	Döbern, in the federal state of Brandenburg, is a small rural town circa 28km south-east of Cottbus and 12km from the Polish border. Its population is falling (3,972 in December 2004 compared with 4,672 in October 1990) and unemployment is high. The property is located on the main road through the town. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2002, the property is of mainly single-storey construction with a first floor of non-retail space to the front. Walls are rendered and painted, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 4,530 sq m Lettable Area: 1,037.00 sq m 60 car parking spaces	Freehold (Eigentum) The property is let to: Michael Schels & Sohn GmbH & Co KG — Netto supermarket (1,037.00 sq m) for 15 years expiring 1 November 2017. Passing rent is €105,151.80 per annum. Indexed 3/10/60.	€102,538	€94,975	€1,370,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
20	01904 Neukirch/Lausitz Am Ostbahnhof 5	Neukirch/Lausitz, in the free federal state of Saxony, is a small rural town circa 48km east of Dresden and 5km from the Czech border. The population (of the administrative area) is c. 5,600 and unemployment is 16.9%. The property is situated towards the south-east fringe of the town on the B98, the main road through Neukirch. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2005, the property is of single-storey construction with rendered and painted walls, with some profiled metal, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 5,624 sq m Lettable Area: 1,322.05 sq m 100 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH & Co KG — supermarket (1,322.05 sq m) for 12 years expiring 1 February 2017. Passing rent is €137,494.92 per annum. Indexed 3/10/60.	€134,112	€121,021	€1,790,000
21	02625 Bautzen Zeppelinstrasse	Bautzen, in the free federal state of Saxony, is a mixed-economy town c. 65km east of Dresden and 12km north of the Czech border. It has a population of 42,199 (January 2005), compared with c. 52,400 in 1988; unemployment is 19.8%. The property is situated on the B96 towards the southern fringe of the town, in a mixed residential, commercial and industrial area. (Part of the property is occupied by a bakery, presumed to be a sub-tenant.) Constructed in 2004, the property is of single-storey construction with rendered and painted walls, with some profiled metal sheeting, beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 5,214 sq m Lettable Area: 1,276.83 sq m 85 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH & Co KG — supermarket (1,276.83 sq m) for 12 years expiring 1 October 2016. Passing rent is €137,897.64 per annum. Indexed 4/10/60.	€134,553	€132,052	€1,790,000
22	12587 Berlin Müggelseedamm 151/155	The property is in the Friedrichshagen district on the eastern fringe of Berlin, c. 20 km from the centre. Friedrichshagen has a population of 16,740 (December 2004); it forms part of the administrative district of Treptow-Köpenick, which has unemployment of 16.6%. The property is on a busy road in a pleasant residential area which has a full range of retail and service facilities. Constructed in 2004, the property is of single-storey construction with brick walls and profiled metal gables beneath a pitched and tiled roof. We understand that the property is comprised of the following: Site Area: 3,946 sq m Lettable Area: 895.50 sq m 57 car parking spaces	Freehold (Eigentum) The property is let to: Plus Warenhandels GmbH, NL Berlin — supermarket (858.00 sq m) for 15 years expiring 1 October 2019. Passing rent is €142,800.00 per annum. Indexed 4/10/60. Steineckes Heidebrot Backstube GmbH & Co KG — bakery (37.50 sq m) for 5 years expiring 1 October 2009. Passing rent is €12,120.00 per annum. Indexed 100.	€152,475	€136,357	€2,060,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
23	49196 Bad Laer Grüner Weg	Bad Laer, with a population of 9,200, is part of the German state of North Rhine-Westphalia. Bad Laer is located approximately 25 km from Osnabrück. The property is located at the South East side of the city centre of Bad Laer. Constructed in 2001/2003, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick with concrete/plaster work. The property consists of the following: Plot size: 12,930 sq m Lettable area: 2,000.00 sq m 158 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH — (1,075.00 sq m) for 15 years expiring 1 November 2016. Passing rent is €122,710.08 per annum. Indexed 3/10/60. Anton Schlecker — (225.00 sq m) for 10 years expiring 1 November 2013. Passing rent is €15,360.00 per annum. Indexed 5/10/50. Willi Oberhülsmann — beverage market (700 sq m) for 10 years expiring 1 November 2013. Passing rent is €33,840.00 per annum. Indexed 0/10/100.	€168,191	€161,201	€2,215,000
25	21357 Bardowick Ilmer Weg	Bardowick, with a population of 5,935, is part of the German state of Schleswig-Holstein. Bardowick is located approximately 25 km from Hamburg. The property is located on the south side of the city centre. Constructed in 2004, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of bricks. The property consists of the following: Plot size: 2,811 sq m Lettable area: 987.00 sq m 80 car parking spaces	Leasehold (heritable building right) from 17 July 1969 until 1 June 2064. Ground rent is €10,000.00 per annum. The property is let to: Plus Warenhandels GmbH, NL Verden — (987.00 sq m) for 12 years expiring 1 September 2016. Passing rent is €113,110.20 per annum. Indexed 3/10/60.	€100,992	€98,915	€1,320,000
26	29319 Celle/Hambühren Ostlandstr. 2a	The property is located on the west side of Hambühren, around 19 km from Celle and 45 km from Hannover. Hambühren is part of the German state Schleswig-Holstein. The total population of Celle/Hambuhren is 10,148 (2004). Purchasing Power Index (GfK 2005): 108.3 Constructed in 2004, the subject property is a divided over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick and steel panels. The property consists of the following: Plot size: 5,026 sq m Lettable area: 1,331.00 sq m 120 car parking spaces	Freehold (Eigentum) The property is let to: Lidl Dienstleistungs GmbH & Co KG — (1,286.00 sq m) for 15 years expiring 1 October 2019. Passing rent is €146,604.00 per annum. Indexed 4/10/70. Obenauf — bakery (45.00 sq m) for 15 years expiring 1 October 2019. Passing rent is €12,000.00 per annum. Indexed 3/10/70.	€155,687	€143,978	€2,100,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
27	33175 Bad Lippspringe Detmolder Strasse 222	Bad Lippspringe, with a population of 15,046, is part of the German state of Lower Saxony. Bad Lippspringe is located approximately 12 km from Paderborn. The property is located at the south west side of Bad Lippspringe. Constructed in 2005, the subject property is arranged over ground floor and one upper floor set under a pitched roof with tiles. The elevations are of brick, concrete and wooden panels. The property consists of the following: Plot size: 3,800 sq m Lettable area: 1,887.00 sq m 120 car parking spaces	Freehold (Eigentum) The property is let to: REWE NL Hürth — supermarket (1,376.00 sq m) for 10 years expiring 1 June 2015. Passing rent is €138,000.00 per annum. Indexed 3/10/65. KiK Textilien und Non-Food GmbH — clothes retailer (511.00 sq m) for 5 years expiring March 2010. Passing rent is €44,400.00 per annum. Indexed 3/10/100.	€178,689	€172,784	€2,290,000
28	55257 Budenheim Binger Strasse 1	Budenheim is a small commuter town in the Rhineland-Palatinate region with a population of approximately 8,585. Located on the south bank of the Rhine river, the nearest big towns are Mainz, approximately 19km to the south east and Wiesbaden, approximately 12 km to the north. Frankfurt city centre is a 45 minute drive away approximately 48km to the north east via the A66 motorway. The A63 and A60/E42 motorways are also a 5 minute drive to the south of Budenheim providing easy access to the south towards Mannheim and north west to Koblenz respectively. The subject property is located on the eastern edge of the town at the junction of the L423 (Bingerstrasse) which leads to Mainz and Kirchstrasse. Other occupiers within the vicinity include the Chemische Fabrik Budenheim on the northern side of the railway line to the north, Bericap to the east of the property and Heiser's Kuchen and CMM garage across the road opposite. The town centre is a 5 minute walk to the west. Constructed in 2004, the property comprises a single storey retail warehouse style building. The property is of a concrete frame construction with painted external elevations incorporating a glazed porch entrance under a double pitched tiled roof. Goods loading is to the side down a ramped entrance with a steel roller shutter door. We understand the property comprises the following: Plot size: 4,910 sq m Lettable area: 1,150.00 sq m 85 car parking spaces	Leasehold (heritable building right) for 35 years expiring 2 May 2039. Ground rent is €48,000.00 per annum. The property is let to: REWE Deutscher Supermarkt Kommanditges. Auf — (1,150.00 sq m) for 15 years expiring June 2019. Passing rent is €176,400.00 per annum. Indexed 4/10/60.	€125,486	€118,750	€1,570,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
29	75239 Eisingen Steiner Strasse	Eisingen is a small rural town with a population of approximately 4,251, located approximately 7.5 km north of Pforzheim in the Baden Wuertemberg region of West Germany. The L621/K4530 provides easy access from Eisingen to the B294 which heads south to Pforzheim and north to Bretten approximately 18 km away. The A8/E52 is within a 10 minute drive providing rapid access southeast to Stuttgart (approximately 45 minutes). The subject property is located on the main road through the centre of the town. The immediate vicinity is predominantly residential with a Total Garage opposite the main vehicle entrance. Constructed in 2003, the property is of a concrete frame construction with rendered elevations under a parapet roof. A separate goods loading entrance is located at the west elevation, with a steel roller shutter door. Pedestrian access is also possible from the path that runs to the south of the property, linking Bohrrainstrasse and Wesenstrasse, two residential roads. We understand that the property comprises the following: Plot size: 4,251 sq m Lettable area: 1,352.00 sq m 70 car parking spaces	Freehold (Eigentum) The property is let to: SPAR Handels AG — supermarket (1,352.00 sq m) for 15 years expiring December 2018. Passing rent is €164,891.88 per annum. Indexed 3/10/60.	€161,891	€155,846	€2,205,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
30	72479 Strassberg-Winterlingen Ebingerstrasse	Strassberg and Winterlingen are small adjacent towns located in the Baden-Wuertenberg region, with a population of approximately 6,400. Strassberg is situated in a valley, with Winterlingen situated on the plateau above. Ebinger Strasse is the main road (B463/L415) linking the two towns. The A81/E41 motorway is approximately 47 km north west which leads north to Stuttgart and south to the Swiss border. Beyond Albstadt, it links up with the B27 which heads to Stuttgart approximately 88 km north of Strassberg-Winterlingen. The subject property is located on the western outskirts of Winterlingen before the main road drops down into the valley to Strassberg. Occupiers in close proximity include; Gulde, Beck, Autoservice Beck and Linder Metalveredelung. Opposite, there is a new development underway, probably commercial. There are also riding stables to the south of the property on the far side of a field. Constructed in 2000, the building is of a concrete frame construction with rendered elevations under a pitched tiled roof. Part of the elevations are clad with plastic profile sheeting. There is a separate goods loading entrance with a steel roller shutter door at the west elevation next to the main vehicle entrance. We understand that the property comprises the following: Plot size: 6,400 sq m Lettable area: 1,117.00 sq m 90 car parking spaces	Freehold (Eigentum) The property is let to: Michael Schels & Sohn GmbH & Co KG — t/a Netto supermarket (1,117.00 sq m) for 15 years expiring August 2015. Passing rent is €108,276.00 per annum. Indexed 3/10/60.	€103,284	€108,852	€1,430,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
34	97500 Ebelsbach An der Lohwiese 4	Ebelsbach is a small rural town of almost 3,992 inhabitants (2004) located approximately 80 km to the north of Nuremberg. The property, a modern shopping centre, is situated on a mixed retail and commercial park on the edge of the town just off the B26 and is visible from this main road. The property is bounded by An der Lohwiese and Setzgraben strasse. Other nearby uses include a Norma supermarket, a REWE and residential. Constructed in 2004, the shopping centre property comprises two stand-alone buildings arranged in an L-shape and a surface car park, on an approximately rectangular plot. Both buildings are similar in construction, apparently consisting of reinforced concrete framed structure filled with vertically perforated bricks and a reinforced concrete frame structure with a flat roof for the hall. We understand that the property comprises the following: Plot size: 8,718 sq m Lettable area: 2,623.17 sq m 120 car parking spaces	Freehold (Eigentum) The property is let to: Plus Warenhandels GmbH — supermarket (987.00 sq m) for 12 years expiring December 2016. Passing rent is €105,600.00 per annum. Indexed 5/10/50. KiK Textilien und Non-Food GmbH — clothes retailer (438.47 sq m) for 10 years expiring December 2014. Passing rent is €44,418.00 per annum. Indexed 3/10/50. Manz-Fortuna Schuhfabrikm GmbH — shoe shop (578.70 sq m) for 5 years expiring December 2009. Passing rent is €34,722.00 per annum. Indexed 0/10/80. Hubert Stussak — grocer (180.00 sq m) for 10 years expiring December 2014. Passing rent is €29,400.00 per annum. Indexed 0/10/60. Büro & Design Georg Greb — (230.00 for 10 years expiring December 2014. Passing rent is €19,110.00 per annum. Indexed 0/5/100. Anton Schlecker — drugstore (209.00 sq m) for 10 years expiring December 2014. Passing rent is €17,880.00 per annum. Indexed 5/10/50.	€245,996	€240,398	€3,075,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies	Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
40	07937 Zeulenroda Heinrich Heine Strasse 86	Zeulenroda is an East German town of almost 14,160 inhabitants (2004) located approximately 276 km to the south west of Berlin, 344 km to the east of Frankfurt and 87 km to the south west of Chemnitz. Constructed in 1993, the property is situated on the boundary of a residential neighbourhood and commercial zone (office and industrial uses), approximately 17 km from junction 28 of the A9 motorway. It is of concrete frame construction with elevations in plastic sheeting, under a red tiled roof. We understand that the property comprises the following: Plot size: 5,012 sq m Lettable area: 1,252.60 sq m 76 car parking spaces	Freehold (Eigentum) The property is let to: REWE & Co. oHG, NL Rüsseina, Standort Hof — Penny supermarket (800.00 sq m) for 14 years expiring December 2010. Passing rent is €106,709.88 per annum. Indexed 3/10/60. Daums Backstube, Berhard Daum — bakery (43.52 sq m) for 10 years expiring December 2006. Passing rent is €9,510.00 per annum. No indexation. Fleischerei Ulrich Löffler — grocer (130.00 sq m) for 14 years expiring December 2010. Passing rent is €25,484.88 per annum. Indexed 3/10/100. Michaela Augustin — florist (110.00 sq m) for 14 years expiring December 2010. Passing rent is €14,641.92 per annum. Indexed 3/10/100. Getränke Grüner KG — beverage market (169.08 sq m) for 14 years expiring December 2010. Passing rent is €16,012.44 per annum. Indexed 3/10/100.	€165,718	€128,672	€1,830,000
41	68623 Lampertheim	Lampertheim is an industrial town of almost 32,050 inhabitants (2004) situated on the outskirts of Mannheim which is located approximately 71 km to the south of Frankfurt, 153 km to the north west of Stuttgart and 130 km to the north east of Saarbrucken. The property is situated on a mixed commercial/industrial estate on the edge of the town, approximately 7.5 km from A6 motorway just off the B44 which meets the A6 motorway at junction 24. Constructed in 2003, the property is of concrete frame construction with plastered and painted elevations under a gently-pitched corrugated metal roof. We understand that the property comprises the following: Plot size: 6,841 sq m Lettable area: 2,103.91 sq m 124 car parking spaces	Freehold (Eigentum) The property is let to: REWE Handelsgesellschaft Leibbrand oHG — MiniMal supermarket and beverage market (2,103.91 sq m) for 10 years expiring December 2013. Passing rent is €236,644.56 per annum. Indexed 0/10/50.	€229,808	€227,563	€2,960,000

SCHEDULE 2

PROPERTIES (UNDER CONSTRUCTION)

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
3	67806 Rockenhausen Kaiserslauterer Str. 11	Rockenhausen is a very small quiet town with a population of approximately 5,785, located in the west of Germany in the Rhineland-Palatinate region, approximately 31 km north of Kaiserslautern, the nearest large town, 47 km west of Worms and 69 km north west of Mannheim, the nearest city. The A63 motorway is located approximately 12 km to the south east of Rockenhausen providing rapid access to Mainz and Frankfurt to the north and Kaiserslautern to the south. The subject property is located on Kaiserslauterer Strasse (K36) to the south of Rockenhausen, just off the B48 which bypasses the town to the west. Other commercial occupiers in the vicinity include a Volkswagen Golf garage located opposite the property, ACR Motors adjacent to the property with Honda Motors and MiniMal also nearby. The property comprises a development due to be completed by November 2005. The main structure had been completed at the time of our inspection and comprises a single-storey building which may have the capacity to have a mezzanine storage level in the roof. The building is of a concrete frame construction with steel profile sheeting covering a pitched roof. The rendering was underway, however, not yet completed and no internal fit out had commenced. The car park is being landscaped. We understand that the property will comprise the following: Plot size: 6,500 sq m Lettable area: 1,633.00 sq m 100 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: REWE & Co oHG ZweigNL Wiesloch — Penny (1,033.00 sq m) for 15 years expiring November 2020. Rent agreed €143,520 per annum. Indexed 3/10/65. KIK Textilien und Non-food GmbH — clothes retailer (600.00 sq m) for 10 years expiring November 2015. Rent agreed €64,080 per annum. Indexed 3/10/66	€203,891	€192,879	€2,720,000
24	21357 Bardowick Hamburger Landstr./Schwarzer Weg 46	Bardowick, with a population of almost 6,000 (2004), is part of the German state of Schleswig-Holstein. Bardowick is approximately 25 km from Hamburg. The property is located on the south side of the city centre. The property is currently under construction and is due for completion towards the end of 2005. The property is arranged over ground floor and one upper floor set under a pitched roof. At the time of our inspection, the elevations still needed to be finished. We understand that the property will comprise the following: Plot size: 8,000 sq m Net lettable area: 1,800 sq m 120 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: REWE KG a A, NL Norderstedt — (1,800.00 sq m) for 15 years expiring 1 October 2020. Rent agreed €218,922.96 per annum. Indexed 4/10/65.	€214,934	€207,540	€2,810,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
31	59302 Oelde Oelder Tor	Stromberg (Oelde) is part of the German state of North Rhine Westphalia. We estimate the total population of Stromberg at around 3,000. The property is located on the west side of the city centre of Stromberg, around 4 km from Oelde and 75 km from Dortmund. The subject property is currently under construction and is due for completion towards the end of 2006. We understand that the property will comprise the following: Plot size: 8,590 sq m Lettable area: 1,698.00 sq m 140 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: Aldi Immobilienverwaltung GmbH & Co KG — Aldi supermarket (1,030.00 sq m) for 10 years expiring March 2016. Rent agreed €90,000.00 per annum. Indexed 5/10/50. Beverage Store — (612 sq m) for 10 years expiring March 2016. Rent agreed €36,720.00 per annum. Indexed 4/10/60. Bakery — (56.00 sq m) for 10 years expiring March 2016. Rent agreed €18,000.00 per annum. Indexed 4/10/70.	€141,125	€147,951	€1,835,000
32	06773 Gräfenhainichen Rosa-Luxemburg-Strasse	Gräfenhainichen, in the federal state of Saxony-Anhalt, is approximately 25 km south of the Lutherstadt Wittenberg, circa 60 km north of Leipzig and circa 140 km south-west of Berlin. Its population of 7,900 (June 2003) is falling and unemployment is over 20%. The property is on one of the main roads through Gräfenhainichen, approximately 1 km to the south-east of the town centre on the edge of a new low-density housing area. The property is scheduled for completion on 6 December 2005. It consists of two separate buildings, both of single-storey construction with brick curtain walling beneath pitched and tiled roofs. We understand that the property will comprise the following: Plot size: 8,265 sq m Lettable area: 1,414.00 sq m 112 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: Plus Warenhandelsgesellschaft mbH — supermarket (930.00 sq m) for 13 years expiring 28 November 2018. Rent agreed €97,200.00 per annum. Indexed 3/10/60. Erntebrot GmbH, Bäckerei Döbeln — bakery (35.00 sq m) for 10 years expiring 28 November 2015. Rent agreed €10,800.00 per annum. Indexed 3/10/70. WVG Getränkefachgrosshandel GmbH — beverage store (414.00 sq m) for 10 years expiring 28 November 2015. Rent agreed €33,780.00 per annum. Indexed 3/10/60. Olaf Blaszellner — (35.00 sq m) for 1 year expiring 28 November 2006. Rent agreed €2,400.00 per annum. Indexed 0/5/100.	€141,324	€141,199	€1,845,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
33	97688 Bad Kissingen Kasernenstrasse/ Columbiastrasse	Bad Kissingen, in the free federal state of Bavaria, is a well-known spa town with a population of 21,783, located approximately 150 km east of Frankfurt and 63 km south of Fulda. Tourism, health tourism and medical services are an important part of the economy. The property is prominently situated in a new commercial estate being developed on the site of former US barracks (closed 1994) towards the northern fringe of the town. The property is under construction, with completion scheduled for 15 November 2005. It is a single-storey structure with concrete panel walls under a mainly flat roof. We understand that the property will comprise the following: Plot size: 10,153 sq m Lettable area: 3,370.00 sq m 175 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: Dänisches Bettenlager — (865.00 sq m) for 10 years expiring November 2015. Rent agreed €72,660.00 per annum. Indexed 3/10/70. Fressnapf — (600.00 sq m) for 10 years expiring November 2015. Rent agreed €50,400.00 per annum. Indexed 3/10/60. Kienast-Schuhe — (440.00 sq m) for 10 years expiring November 2015. Rent agreed €44,880.00 per annum. Indexed 3/10/60. KIK — (525.00 sq m) for 10 years expiring November 2015. Rent agreed €59,787.00 per annum. Indexed 3/10/5. Tedi — (425.00 sq m) for 10 years expiring November 2015. Rent agreed €43,299.00 per annum. Indexed 3/10/5. Logo/Heurich — (515.00 sq m) for 10 years expiring November 2015. Rent agreed €44,496.00 per annum. Indexed 3/10/50.	€305,841	€305,302	€3,940,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
35	36304 Alsfeld Grünberger Strasse	Alsfeld is a town of almost 18,000 inhabitants (2004), with a population density of approximately 138 people per square kilometre. Alsfeld is located approximately 102 km to the north east of Frankfurt and 448 km to the south west of Berlin, within 2 km of junction 5 of the A5 motorway. The property is situated in a mixed commercial zone on the B49 main trunk road into Alsfeld, adjacent to a recently completed Aldi supermarket and an old car service centre. Opposite the property is a Logo beverage market. Other nearby uses include a Lidl supermarket and numerous car showrooms. At the time of our inspection, the property was in the early stages of construction. The wider site had been levelled and a concrete platform laid, upon which a reinforced concrete frame was being erected with vertically perforated brick elevations. We understand that the property will comprise the following: Plot size: 6,085 sq m Lettable area: 1,565.00 sq m 100 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: REWE Deutscher Supermarkt KGaA — (1,040.00 sq m) for 15 years expiring March 2021. Rent agreed €139,776.00 per annum. Indexed 3/10/60. KiK Textilien und Non-Food GmbH — (525.00 sq m) for 10 years expiring March 2016. Rent agreed €57,960.00 per annum. Indexed 2/10/60.	€194,194	€189,711	€2,600,000
36	95339 Neuenmarkt-Wirsberg Wirsberger Strasse	Neuenmarkt is a village of just over 2,000 inhabitants (2004) located approximately 251 km to the north of Munich and 103 km to the north east of Nuremberg. Neuenmarkt is situated approximately 10 km north of junction 39 of the A9 motorway, just off the B303. The property is situated in an edge of town location at the junction of Wirsberger Strasse and Aus der Höh. The property comprises a cleared site with construction due to commence imminently and completion due for March 2006. Adjacent to the property is an E-Aktiv Markt, and a REWE supermarket is situated at approximately 1 km distance. There is a reasonable residential catchment in the locality of the property. We understand that the property will comprise the following: Plot size: 6,546 sq m Lettable area: 1,450.00 sq m 95 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: Norma GmbH & Co KG — (1,050.00 sq m) for 10 years expiring 14 March 2016. Rent agreed €103,320.00 per annum. Indexed 3/10/65. Markgrafen Getränke GmbH — (400.00 sq m) for 10 years expiring 14 March 2016. Rent agreed €34,800.00 per annum. Indexed 3/10/65.	€135,289	€129,169	€1,730,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
37	32657 Lemgo Leopoldstrasse	Lemgo is a historic town of approximately 27,150 inhabitants (2004) located circa 375 km to the west of Berlin, 201 km to the north east of Dusseldorf and 87 km to the south west of Hannover. Offices appear to be the predominant use on the west side of Leopoldstrasse, opposite the subject property, with a small Aldi supermarket with car park occupying the corner plot at the junction of Leopoldstrasse and Schützenwete. The tone of Leopoldstrasse becomes increasingly retail focussed moving southwards from the subject property with increasing proximity to the town centre. A recreation ground and residential neighbourhood is located further to the east of the property. The property is situated on Leopoldstrasse, just off the B238, approximately 10 km from junction 28 of the A2 motorway. The property occupies much of an island plot bounded by Leopoldstrasse to the west, Pideritstrasse to the north and Schützenwete to the south. To the east of the property is a school and small area of public open space. At the time of our inspection, the property was in the early stages of construction, with the site in the process of being prepared for development. We understand that the property will comprise the following: Plot size: 4,223 sq m Lettable area: 1,082.00 sq m 76 car parking spaces	Part Freehold (Eigentum) and Part Leasehold under following agreement: Schützengesellschaft Lemgo von 1575 e.V. — Land Rent for 15 years expiring March 2021. Rent agreed €6,534.00 per annum. Indexed 0/0/100. Upon completion the property is subject to lease agreements with: Plus Warenhandelsgesellschaft mbH — supermarket (1,017.00 sq m) for 15 years expiring March 2021. Rent agreed €140,400.00 per annum. Indexed 4/10/60. Schafer's Brot & Kuchen Spezialitäten GmbH — bakery (65.00 sq m) for 10 years expiring March 2016. Rent agreed €16,800.00 per annum. Indexed 3/10/70.	€148,076	€145,272	€1,970,000

Ref.	Property Address	Description, Age and Floor Areas	Tenure and Tenancies (Assumed)	Net Annual Rent Receivable (Assumed)	Estimated Net Annual Rent	Net Market Value
38	13437 Berlin Hermsdorfer Strasse	Berlin is the capital of Germany and its largest city, with approximately 3.4 million inhabitants. Berlin is subdivided into 12 administrative districts (Verwaltungsbezirk). The subject property is located in the north western district of Reinickendorf, which has a population of almost 246,580 (2003). Each administrative district is in turn subdivided into a number of sub-districts (Ortsteil). At present Berlin consists of 94 sub-districts. The subject property is located in the Wittenau sub-district, which has a population of 29,597 (2003). The subject property is situated approximately 13 km from the city centre, 8 km from Berlin Tegel airport and 3 km from junction 2 of the A111 motorway. The subject property occupies a corner plot on the west side of Hermsdorfer Strasse and the north side of Lange Enden. The immediate locality is almost exclusively characterised by mixed industrial uses, although the property does benefit from a reasonable residential catchment within a 1 km radius to the north and south of the property in the form of high-density (5 storey) residential apartment buildings. At the time of our inspection, construction had not commenced at the property. The site is flat and level, although there are some trees growing on the site. A chain-link fence surrounded the property at the time of our inspection with advertising boards being placed around the corner boundary. We understand that the property will comprise the following: Plot size: 7,300 sq m Lettable area: 1,150.00 sq m 110 car parking spaces	Freehold (Eigentum) Upon completion the property is subject to lease agreements with: REWE Deutscher Supermarkt KGaA Rüsseina — Penny supermarket (1,030.00 sq m) for 15 years expiring March 2021. Rent agreed €153,882.00 per annum. Indexed 2/10/65. REWE Deutscher Supermarkt KGaA Rüsseina — bakery (120.00 sq m) for 10 years expiring March 2016. Rent agreed €24,000.00 per annum. Indexed 3/10/60.	€174,953	€166,552	€2,300,000

Part V: Valuation Report relating to the Dresdner Portfolio

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17 January 2006

Valuation Report

Estimate of Market Value
in accordance with the definition and guidance
as settled by the Royal Institution of Chartered Surveyors
of

The Direct Investment Portfolio:
303 Property Portfolio, Multiple Locations, Germany

Effective Dates of Appraisal

Valuation Date:	**08 November 2005**
Date of completion of this report:	**17 January 2006**

Clients:

The Directors
Eurocastle Investment Limited
Suite 6
Borough House
Rue du Pré
St Peter Port
Guernsey GY1 3RH

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Fortress Investment Group LLC
1251 Avenue of the Americas
16th Floor
New York NY 10020

Kempen & Co. N.V.
Beethovenstraat 300
1077 WZ Amsterdam
Netherlands

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Dresdner Kleinwort Wasserstein
Prospectus PO Box 560
20 Fenchurch Street
London EC3P 3DB

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Prepared by

CB Richard Ellis GmbH
Feuerbachstr. 26-32
60325 Frankfurt am Main

Date of Issue
17 January 2006

Signed Copy No:

Gentlemen,

VALUATION OF 303 PROPERTIES SPREAD OVER GERMANY

1. Instructions

1.1 In accordance with instructions received from Fortress Investment Group Germany GmbH (the "Company") on 3 November 2005, we have inspected the investment properties as described in Schedule 1 (the "Properties") and made relevant enquiries in order to provide our opinion of the Market Value of the Properties as at 08 November 2005 (the "Valuation Date") of the freehold *(Eigentum)* and leasehold *(Erbaurecht)* interests.

1.2 This Valuation Report has been prepared for the purpose of inclusion in the prospectus to be published by the Company (the "Prospectus") in connection with the proposed global offer of ordinary shares by the Company (the "Global Offer") and admission of the Company's ordinary shares to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities.

2. The Properties

2.1 The Properties we have valued are listed and briefly described in Schedule 1 (the "Schedule") attached to this Valuation Report. The properties have been valued individually. Nevertheless, our valuation has been undertaken on the assumption that the assets will be marketed as a single portfolio and therefore takes account of any premium reflecting the fact that the properties are contained within a single portfolio. Accordingly Market Value indicated in this report and valuation comprises the valuation of the assets as a single portfolio.

2.2 The subject portfolio comprises 289 freehold (*Eigentum*) properties and 14 leasehold properties which are partly or fully subject to ground leases (*Erbbaurecht*).

3. Basis of Valuation

3.1 Our valuations have been carried out in accordance with The Royal Institution of Chartered Surveyors' (RICS) Appraisal and Valuation Standards (5th Edition), (the "Red Book").

3.2 In accordance with the Financial Services Authority's current Prospectus Rules we have prepared our valuations in accordance with the Red Book on the basis of Market Value, which is defined in the Red Book, as follows:

"The estimated amount for which a property should exchange on the date of valuation between a willing buyer and a willing seller in an arm's-length transaction after proper marketing wherein the parties had each acted knowledgeably, prudently and without compulsion".

4. Valuations

4.1 On the bases outlined in this Valuation Report, we are of the opinion that the Market Value of each individual freehold or leasehold property within a single portfolio as of 08 November 2005, subject to and with the benefit of the various occupational leases or assumed occupational leases, as summarised in the Schedule, is as stated against that property in the Schedule.

4.2 Our valuations are exclusive of any VAT.

4.3 The aggregate of the said individual Market Values of the Properties under the assumption that the assets will be marketed as a single portfolio as at 08 November 2005 is €2,049,025,000 (EURO two billion forty nine million twenty five thousand) made up as follows:

Schedule 1 Total Investment Properties	€2,049,025,000
Total Net Rent Receivable	€115,833,564
Total Estimated Net Rental Value	€108,893,293

5. Transaction Costs

Within the applied DCF calculation we have deducted at the assumed exit time purchasers costs including land transfer tax, agent fees and legal fees.

6. Net Annual Rent Receivable

6.1 In the Schedule, we set out our estimates of the net annual rent currently receivable reflecting the sum of the contractually agreed rental payments receivable from the Properties as at 08 November 2005. In providing these estimates, we define "Net Annual Rent Receivable" as "the current income or income estimated by the valuer":

i. ignoring any special receipts or deductions arising from the Property;

ii. excluding Value Added Tax and before taxation (including tax on profits and any allowances for interest on capital or loans); and

iii. after making deductions for superior rents (but not for amortisation), and any disbursements including, if appropriate, expenses of managing the Property and allowances to maintain it in a condition to command its rent.

6.2 In accordance with German market conventions the Properties are not let on effective full repairing and insuring leases in accordance with UK market conventions and as such the Net Annual Rent receivable reflects an appropriate allowance for disbursements.

7. Estimated Net Annual Rent

7.1 The Schedules set out our opinion of the current Estimated Net Annual Rent, which is our opinion of the best rent at which a letting of the Property would have been completed at the Valuation Date assuming:

i. a willing landlord;

ii. that, prior to the Valuation Date, there had been a reasonable period (having regard to the nature of the Property and the state of the market) for the proper marketing of the interest, for the agreement of the rent and other letting terms and for the completion of the letting;

iii. that the state of the market, levels of values and other circumstances were, on any earlier assumed date of entering into an agreement for lease, the same as on the Valuation Date;

iv. that no account is taken of any additional bid by a prospective tenant with a special interest;

v. that the length of term and principal conditions assumed to apply to the letting and the other lease terms are not exceptionally onerous or beneficial for a letting of the type and class of Property; and

vi. that both parties to the transaction had acted knowledgeably, prudently and without compulsion.

7.2 In the Schedule, we have stated the current Estimated Net Annual Rent, ignoring the present rent payable and any contracted fixed rent increases. In all cases, we have considered the Properties in their current specification and assumed good repair and condition or have made such deductions in respect of necessary maintenance and refurbishment as assumed in the calculation.

8. Assumptions and Sources of Information

Except where we have been informed otherwise or are aware from our investigations, we have made the following assumptions in accordance with our instructions:

8.1 We accept as being accurate and complete the information provided to us by the Company, its agents and its legal advisers relating to items such as tenure, tenancies, tenants' improvements, areas and all other relevant matters. We have assumed that the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations, other than those summarised in the legal due diligence report, which have been taken into account.

Floor Areas

8.2 We have not measured the Properties. Areas have been determined on the basis of the Area information contained in the vendor database and the Area Analysis undertaken by THP.

Plant and Machinery

8.3 We include in our real estate valuations those items of plant and machinery normally considered to be part of the building service installations and which would pass with the property on a sale or letting. We exclude all items of process plant and machinery and equipment, together with their special foundations and supports, furniture and furnishings, vehicles, stock and loose tools, and tenants' fixtures and fittings.

Environmental Investigations and Ground Conditions

8.4 The contents and associated recommendations of the specialist environmental report carried out by Wessling & Partners have been reflected in our final report.

Inspections

8.5 We have recently carried out external inspection for each of the properties. The inspections took place between 07 November 2005 and 30 November 2005. Further to the external inspections we have inspected all cluster A properties (53 properties) and a sample of 20 properties from cluster B.

Structural Surveys

8.6 A primary component of the ongoing due diligence programme comprises the technical element of the process and the incorporation of key findings and recommendations within our own analyses and related reports and valuations.

8.7 In this specific regard, budget figures supplied by the appointed technical adviser, THP, Berlin have been reflected within our own analyses and related calculations. These comprise specifically (where delivered and applicable):

i. Ongoing maintenance estimates

ii. Projected capital expenditure (CAPEX)

iii. Tenants' Improvements

iv. Deferred Maintenance

v. Building division/service separation & related costs.

Town Planning and Statutory Requirements

8.8 We have made only general enquiries of the local planning authorities and have relied on information provided to us. Such information is assumed to be correct. No formal searches are instigated. Except where stated to the contrary, we are informed that there are no local authority planning or highway proposals that might involve the use of compulsory purchase powers or otherwise directly affect the property.

8.9 Our Valuations have been prepared on the assumption that the premises comply with all relevant statutory enactments and Building Regulations and that a valid and up-to-date Fire Certificate has been issued. We have also assumed that all necessary consents and authorisations for the use of the property and the process carried out therein have been obtained and will continue to subsist and are not subject to any onerous conditions.

8.10 We have further assumed that there are no outstanding obligations or liabilities arising out of the provisions regulating theses issues.

Tenure and Tenancies

8.11 We have had sight of the initial legal report prepared by Freshfields Bruckhaus Deringer. Accordingly the legal ownership situation in respect of those properties held under the terms of Erbbaurechte (Hereditary Building Rights) has been reflected in our report and valuation. Further to the above we have assumed that:

i. the Properties possess good marketable titles free from any unusual encumbrances, restrictions or obligations and

ii. that nothing would be revealed by any local search or replies to usual enquiries of the seller which would materially adversely affect the respective Market Values of the Properties.

8.12 We have not reviewed any lease contracts, but have relied on the information provided by the company and the initial legal report.

8.13 The primary tenant within the portfolio is the Dresdner Bank AG, Dresdner occupied areas account for some 77.1% of total accommodation area and 77.2% of aggregate portfolio income. Of these areas, the weighted average lease termination date is May 2017.

8.14 Indexation provisions have been adopted in accordance with the specific clauses set out within the relevant Dresdner lease contracts as a standard across the portfolio. The Dresdner Rent will be adjusted by 1.0% in January 2007, 2008 and 2009. Thereafter the rent will be adjusted automatically corresponding to 100% of the increase or decrease of the consumer price index.

8.15 All other lease terms are individual and to no certain standard. A standard assumption of indexation in accordance with an annual inflation rate of 1.5% p.a. has been adopted in respect of all other third party occupied properties for the duration of the cashflow holding period.

8.16 No account has been taken of any mortgages, debentures or other security which may now or in the future exist over any of the Properties.

Third Party Covenants

8.17 We have not conducted credit enquiries into the financial status of the tenants or other parties. However, in undertaking our valuations we have reflected our understanding of the market's perception of the financial status of those parties. We have also assumed that each party is capable of meeting its lease obligations, and that there are no material undisclosed breaches of covenant.

9. Independence

The total fees, including the fee for this assignment, earned by CB Richard Ellis GmbH (or other companies forming part of the same group of companies) from the addressees to this report is less than 5.0% of the respective companies.

10. Publication

Neither the whole nor any part of our report, nor any reference thereto, may be included in any published document, circular or statement, nor published in any way nor disclosed orally to a third party, without our written approval of the form and context of such publication or disclosure. Such approval is required whether or not CB Richard Ellis GmbH is referred to by name and whether or not the report is combined with others.

Yours faithfully

GUIDO PINOL MRICS
MANAGING DIRECTOR — INVESTMENT ADVISORY SERVICES

For and on behalf of
CB Richard Ellis GmbH

ULF BUHLEMANN FRICS
DIRECTOR — VALUATION

For and on behalf of
CB Richard Ellis GmbH

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 14045 **ZIP: 61462** **Königstein/Ts.** **Hardtbergweg 7a** **Hessen**	Königstein is situated in the Natural Park "Hochtaunus" between wooded hills and has the image of being one of the most preferred communities to live in in Rhine-Main-Area. Well situated, decision makers like the short driving distance (approx. 25 minutes and only 3 or 4 red lights) to Frankfurts CPD, the good education of their children in three excellent high schools and the more family orientated community life. This impressive modern villa is located in a reputable residential area of Königstein. The access to this area is quicker, easier and with less traffic jams than others. Two highschools are only 5 minutes footwalk away and the inner city pedestrian zone and the suburban railway station only approx. 10 minutes. The generous site at the gently inclined Hartbergweg provides 1,451 sqm tapered towards East. A courtyard on street level enables one to drive directly in front of the entrance. A garage for two cars is located on the garden level. The exterior and interior fit-out seem to be of a good standard. The total net area comprises: Residential 316 sqm. Of the total net area of 316 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	44.789 €	45.534 €	940.000 €
ID: 14080 **ZIP: 61350** **Bad Homburg** **Heinrich-v.-Kleist-Straße 27** **Hessen**	Bad Homburg is located north of Frankfurt near the Taunus hills. The property is located in the best and exclusivest area the "Hartwald", which is probably one of the best living areas in Hessen. The city centre is 10 minutes' walking distance. The infrastructure is good. The suburban train "S 5" takes in 20 minutes to Frankfurt Very exclusive villa with shutters and old trees in the garden. It offers a main building and two smaller buildings with a possible use as guest houses. The total net area comprises: Residential 533 sqm, Parking (inside) 2 spaces. Of the total net area of 533 sqm there are 533 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	117.422 €	1.970.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 14082 **ZIP: 39261** **Zerbst** **Jeversche Straße 4-6** **Sachsen-Anhalt**	The property is located about 1 km south of Zerbst inner city on a 2 lane road. There are predominantly refurbished old buildings in the area, some of which are mixed residential/commercial, most are commercial. Distance to highway is about 15 km. The property consists of 2 units: the first (Nrs. 6 and 6a) is a 4 floored plastered building with fitted-out attic, retail units on the ground floor (one of which is vacant) and residential units on the upper floors. A pathway leads to parking lots to the back of this building, the condition of this unit is good to medium. The second unit seems to be an office or mixed use building with 3 floors; this unit is in modest condition and appears completely vacant. The total net area comprises: Retail 60 sqm, Residential 180 sqm. Of the total net area of 240 sqm there are 30 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.5 Years	9.000 €	10.440 €	100.000 €
ID: 14100 **ZIP: 38820** **Halberstadt** **I: Fischmarkt 12, 12a,b** **Sachsen-Anhalt**	The property is located in the city center of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset no. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Office 995 sqm, Retail 560 sqm, Storage 27 sqm. Of the total net area of 1581 sqm there are 593 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.7 Years	150.150 €	183.762 €	2.430.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 14101 **ZIP: 38820** **Halberstadt** **III: Hoher Weg 11a,b** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset nos. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Office 1184 sqm, Retail 212 sqm, Storage 70 sqm. Of the total net area of 1466 sqm there are 59 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.8 Years	153.798 €	142.955 €	1.960.000 €
ID: 14102 **ZIP: 38820** **Halberstadt** **IV: Hoher Weg 12, 12a-d** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset nos. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Office 1635 sqm, Retail 290 sqm, Storage 48 sqm, Residential 231 sqm, Parking (inside) 12 spaces. Of the total net area of 2205 sqm there are 229 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.8 Years	201.906 €	211.177 €	2.820.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 14103 **ZIP: 38820** **Halberstadt** **V: Hoher Weg 13, 13a-e** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset nos. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Retail 336 sqm, Residential 1581 sqm, Parking (inside) 1 space. Of the total net area of 1917 sqm there are 202 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.1 Years	144.453 €	160.394 €	2.270.000 €
ID: 14104 **ZIP: 38820** **Halberstadt** **VI: Hoher Weg 14, 14a-d** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset nos. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt; the tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Retail 863 sqm, Storage 33 sqm, Residential 2169 sqm. Of the total net area of 3065 sqm there are 730 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.3 Years	154.452 €	292.511 €	3.930.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 14105 **ZIP: 61348** **Bad Homburg** **Heuchelheimer Straße 9** **Hessen**	Bad Homburg is north of Frankfurt near the Taunus Hills. The property is located at one of the main thoroughfares just northwest of the main pedestrian zone of Bad Homburg. The vicinity is predominantly of residential nature but is regarded as a good location. Public transport is easily reached (bus stop 50 m). The 2 storey mixed use (residential with some office elements) 1980's building with a plastered facade is 100% vacant. The facade needs some repainting. Other than that the property seems to be in a good state of repair. The total net area comprises: Office 103 sqm, Residential 341 sqm, Parking (inside) 1 space. Of the total net area of 444 sqm there are 444 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	51.576 €	940.000 €
ID: 14110 **ZIP: 38820** **Halberstadt** **n.a.** **Sachsen-Anhalt**	The total net area comprises: Parking 186. Of the total net area of 186 parkings there are 84 vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	30.243 €	66.960 €	880.000 €
ID: 14111 **ZIP: 38820** **Halberstadt** **Hoher Weg** **Saxony-Anhalt**	The property is located in Halberstadt. The property comprises an open air car park. The total net area comprises: Parking (inside) 12 spaces, Parking (outside) 119 spaces. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	na na na 0.5 Years	6.090 €	41.640 €	490.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23002 **ZIP: 03046** **Cottbus** **Burgstr. /Schloßkirchstr.** **Brandenburg**	The property is located ca. 50 m off the pedestrianised area of Cottbus inner city. There is a public parking block 50 m away, the surrounding houses are either new or refurbished. Distance to highway is around 5 km. The property is a 3 floored office building with 2 attic-floors, a corner buildings between Burgstr. And Schloßkirchstr. The facade is cladded with sandstone and white plastered, there is an underground parking facility. Quality of the entrance areas is good-very good. The total net area comprises: Office 2122 sqm, Bank hall 588 sqm, Retail 95 sqm, Storage 293 sqm, Parking (inside) 11 spaces. Of the total net area of 3098 sqm there are 101 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.2 Years	251.568 €	249.603 €	2.820.000 €
ID: 23014 **ZIP: 14776** **Brandenburg** **Neustädtischer Markt 10** **Brandenburg**	The property is located in the city centre of Brandenburg a. d. Havel just off the main shopping area on an old market place with refurbished and unrefurbished old buildings. There are public parkings around subject to charge and parking lots behind the house. Distance to highway is 9 km. The property is a 4-5 floor refurbished old building with a sandstone/plastered facade. The total net area comprises: Office 946 sqm, Bank hall 380 sqm, Storage 283 sqm, Parking (outside) 9 spaces, Of the total net area of 1609 sqm there are 485 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	95.265 €	119.852 €	1.320.000 €
ID: 23017 **ZIP: 13507** **Berlin** **Schloßstraße 26** **Berlin**	The district of Reinickendorf is remote relative to the centre of Berlin. It is however a busy suburb. The location of the property is good. It sits close to the pedestrian zone, at the northern end of the high street. The Oracle HQs are located on the other side of the street. Excellent public and private transport connectivity. The property compises retail, office and residential space. It consists of 6 floors and is of good building quality. It is located at a prominent corner location. However, the absence of parking lots on site is a downside in this area. The total net area comprises: Office 1219 sqm, Bank hall 284 sqm, Storage 181 sqm, Residential 243 sqm. Of the total net area of 1927 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.7 Years	316.424 €	245.106 €	4.920.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23019 **ZIP: 12099** **Berlin** **Tempelhofer Damm 182-18** **Berlin**	Good suburban location in the submarket of Tempelhof. Retail and mixed use street with high car frequency (noisy!). Karstadt sits on other side of the street. However, it is not a typical office location which accounts for the vacancy of the office units. Excellent public and good private transport connectivity. The property comprises retail, office and residential units. It has 4-5 floors and is of medium building quality. Prominent corner location. The total net area comprises: Office 1966 sqm, Bank hall 492 sqm, Retail 175 sqm, Storage 430 sqm, Residential 206 sqm, Parking (inside) 22 spaces, Of the total net area of 3270 sqm there are 1635 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.3 Years	261.585 €	350.993 €	5.430.000 €
ID: 23021 **ZIP: 10551** **Berlin** **Turmstraße 83-84** **Berlin**	The district of Tiergarten/Moabit is rather a modest location with a high proportion of foreign population. The location of the property is modest in a retail and mixed use street. Turmstrasse is the high street of the district and consists of mainly local retailers such as Turkish grocery stores. Excellent public and good private transport connectivity. Not a good area. The property comprises retail, office and residential space. It consists of 5 floors of modest quality (1970s style). There is graffiti on the facade. The site has to allow public access into an adjacent park. The park attracts homeless people. The total net area comprises: Office 218 sqm, Bank hall 351 sqm, Storage 316 sqm, Residential 772 sqm, Parking (outside) 12 spaces. Of the total net area of 1657 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.7 Years	178.995 €	130.426 €	2.220.000 €
ID: 23022 **ZIP: 10789** **Berlin** **Wittenbergplatz 5-6** **Berlin**	The location is good. The property sits at Wittenberplatz at the east end of the retail high street Kurfürstendamm. Although facing KaDeWe (biggest department store in Berlin) it is not a prime location. Small retailers and restaurants are located here. The location provides excellent public transport connectivity. The property comprises restaurants, offices and apartments. It has 5 floors plus roof and is of good building quality. The facade needs seems to need repair. Typical 1900 property, refurbished with 8 parking lots on backyard. The total net area comprises: Office 1060 sqm, Storage 376 sqm, Residential 1301 sqm, Other 467 sqm, Parking (inside) 4 spaces. Of the total net area of 3204 sqm there are 913 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.8 Years	248.796 €	378.683 €	6.440.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23023 **ZIP: 14467** **Potsdam** **Yorckstr. 22-24** **Brandenburg**	The property is located in the centre of Potsdam, a few hundred metres of the pedestrianised area. The surrounding is characterised by similar old buildings in Prussian style, most of which are refurbished (but a run down building neighbours the property). Distance to highway is 7 km. The property is a 4 floored old office building with a tiled roof which is completely refurbished. There are retail facilities on ground floor level and office space in the upper floors. There is an underground parking facility. The total net area comprises: Office 2520 sqm, Bank hall 515 sqm, Storage 225 sqm, Parking (inside) 13 spaces. Of the total net area of 3260 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.1 Years	356.744 €	331.479 €	5.220.000 €
ID: 23026 **ZIP: 32756** **Detmold** **Mühlenstrasse 6** **Nordrhein-Westfalen**	The property is situated in the inner city of Detmold around 100 m from the pedestrianised area on a side street. Distance to highway is 20 km. The property is a 2 floored residential building complete with an indoor parking lot. It adjoins the property Paulinenstr. 45 which forms the inner yard with outdoor parking lots. The total net area comprises: Residential 117 sqm, Parking (inside) 1 space. Of the total net area of 117 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	5.996 €	6.103 €	70.000 €
ID: 23029 **ZIP: 30161** **Hannover** **Bödecker Str. 102** **Niedersachsen**	The subject property is situated in a sub-centre of Hanover-List (approx. 2 km from the city centre), with predominantly refurbished Houses in art nouveau style in good condition. There is a subway station 50 m away, Bödecker Str. is a 2 lane street which is fairly busy. The surrounding is characterised by smaller retail facilities of good quality. The property is a 5 floor building with a fitted-out attic (residential), with a retail/office unit on the ground floor level and several day clinics and residential units in the upper floors. The building, which has a red-brownish plastered facade in the upper floors and a sandstone facade on ground floor level is in good condition. The total net area comprises: Office 504 sqm, Bank hall 162 sqm, Safe 61 sqm, Residential 171 sqm. Of the total net area of 1083 sqm there are 185 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 26 NO 4.0 Years	74.404 €	85.660 €	1.010.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23030 **ZIP: 85049** **Ingolstadt** **Rathausplatz 3** **Bayern**	The property is located at the fringe of the city centre at a prominent location, benefitting from a good infrastructure. The property comprises a mixed use office and retail building and is in a neglected condition. The total net area comprises: Office 1248 sqm, Bank hall 335 sqm, Storage 198 sqm, Safe 162 sqm, Other Items 1 sqm. Of the total net area of 1942 sqm there are 514 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 46 NO 4.5 Years	157.365 €	209.350 €	1.730.000 €
ID: 23031 **ZIP: 23558** **Lübeck** **Moislinger Allee 66** **Schleswig-Holstein**	The property is located on an inner street main road around 1 km south of Lübeck city centre. The surrounding is characterised by large office buildings across the street (Drägerwerk) and mixed use (commercial/residential) buildings along the street. Next door is a small gardening company. The property is a flat roofed single floored building with a red brick facade. There is no visible damage, but the overall impression is of neglect. The total net area comprises: Bank hall 113 sqm, Safe 62 sqm, Other Items 1 sqm. Of the total net area of 175 sqm there are 175 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 12 NO 0.0 Years	00 €	13.596 €	140.000 €
ID: 23032 **ZIP: 81241** **München** **Gleichmannstr. 4** **Bayern**	Gleichmannstraße connects the main western street of Munich (Landsberger Straße) with the railway station of Pasing which is a well accepted suburb of Munich with its own infrastructure and central district; the property is situated in this central part; very good infrastructure, lots of shops, average office. 4-storey-property with retail on ground and office use on upper floors; property in average condition a little neglected; no car park; good inner city property; good size and good layout of ground floor plans. The total net area comprises: Office 480 sqm, Bank hall 216 sqm, Safe 113 sqm, Other Items 1 sqm. Of the total net area of 810 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 11 NO 4.2 Years	164.251 €	140.805 €	2.070.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23033 **ZIP: 81479** **München** **Wolfratshauser Straße 208** **Bayern**	Wolfratshauser Straße is the main road to the south-west of Munich; the property is situated in the infrastructural centre of this part of Munich near rapid rail station and additional infrastructure; location is one of the most requested parts to live in Munich. 2-storey property with plaster facade and metal roof; in good condition; attractive building with good visibility and appearance The total net area comprises: Office 131 sqm, Bank hall 134 sqm, Safe 77 sqm, Parking (outside) 3 spaces, Other Items 1 sqm. Of the total net area of 342 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 16 NO 0.0 Years	53.292 €	45.051 €	70.000 €
ID: 23034 **ZIP: 85375** **Neufahrn** **Echingerstrasse 2** **Bayern**	Located in the center of Neufahrn which is a drive through location between Munich and the airport; situated at the main crossroads of Neufahrn, so good visibility; average infrastructure. Stand alone property with bank on ground floor and office/residential on upper floors; plaster facade and plastic windows; property in a slightly neglected condition; hard to re-let. The total net area comprises: Office 157 sqm, Bank hall 129 sqm, Storage 92 sqm, Safe 138 sqm, Other 1 sqm, Parking (outside) 8 spaces, Other Items 1 sqm. Of the total net area of 517 sqm there are 516 sqm vacant.	Partial Ownership. Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 25 NO 1.0 Years	3.418 €	42.525 €	150.000 €
ID: 23035 **ZIP: 14712** **Rathenow** **Berliner Str. 74** **Brandenburg**	The property is located in the city centre of Rathenow next to a small shopping mall on a inner city main road. Distance to highway is 30 km. The property is a red bricked 3-floored refurbished old corner building. There is a board announcing vacant office space. The total net area comprises: Office 881 sqm, Bank hall 296 sqm, Storage 138 sqm, Parking (outside) 7 spaces, Of the total net area of 1314 sqm there are 608 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.0 Years	76.279 €	114.860 €	1.350.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23036 **ZIP: 70174** **Stuttgart** **Friedrichstr. 22/** **Keplerstr. 10** **Baden-Württemberg**	Located in the city centre of Stuttgart; high quality neighbourhood regarding properties and neighbour companies (PWC); banking district; very good infrastructure due to the close inner city. Modern high-class office property; 5 storeys with efficient floor plans; big conference and canteen spaces on 1st and 2nd floor; bridge for pedestrians to reach the inner city; divisible spaces; own underground car park; high quality office property. The total net area comprises: Office 7099 sqm, Storage 3508 sqm, Parking (inside) 42 spaces. Of the total net area of 10607 sqm, there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 15.0 Years	1.335.749 €	1.632.944 €	25.110.000 €
ID: 23037 **ZIP: 70174** **Stuttgart** **Friedrichstr. 23b** **Baden-Württemberg**	Located in the city centre of Stuttgart; high quality neighbourhood regarding properties and neighbour companies (PWC); banking district; very good infrastructure due to the close inner city and main railway station. 5-storey office property in good condition; historical facade; regular floor plans; no inside parking. The total net area comprises: Office 737 sqm, Retail 474 sqm, Storage 123 sqm, Parking (outside) 1 space. Of the total net area of 1334 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.1 Years	169.437 €	223.860 €	4.410.000 €
ID: 23038 **ZIP: 78647** **Trossingen** **Hauptstrasse 63** **Baden-Württemberg**	The property is located in the main street of Trossingen. The traffic incidence is very high. There are many small retailers and restaurants in the neighbourhood. The vacancy rate seems to be very small. The property is a multi-family house; the ground floor is used by the bank. The property is in average condition; the facade at the enterance area is cladded. There are about 25 parking spaces in the backyard of the property. The total net area comprises: Bank hall 192 sqm, Parking (outside) 8 spaces. Of the total net area of 192 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	2.200/10.000 NO NO 6.0 Years	22.014 €	22.131 €	410.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23039 **ZIP: 65185** **Wiesbaden** **Wilhelmstraße 7** **Hessen**	The subject property is in a highly visible location on the most renowned street, Wilhelmstraße. Most of the big banks branches are located there as well as most of the high street retailers, but also restaurants, cafes, the famous "Kurhaus", a big park, etc. The infrastructure is excellent. The main train station is located in the immediate vicinity as well as a public parking lot. The motorway network is easily reached. The reinforced concrete frame building was constructed in 1967. Currently the property is being refurbished. The ground floor accommodates the headquarters for Wiesbaden and a representative bank hall with offices on the floors 1-5 above. The fifth floor is terraced. The two basement floors accommodate technical equipment as well as the basement garage with sufficient parking spaces. A large inner courtyard provides all floors with daylight. The building is not only highly efficient but is very well appointed: full air conditioning with moisturisation, 2 lift systems (therefore each floor can be divided up into 4 units), continuously large windows, suspended ceilings with integrated lights, window sill cable ducts, high standard kitchens, sun blinds lying inside, etc. The lifts, the technical equipment, the reception area as well as most of the floors have been refurbished to a high standard. The total net area comprises: Office 6290 sqm, Bank hall 3575 sqm, Storage 2966 sqm, Parking (inside) 91. Of the total net area of 12832 there are 3049 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.7 Years	1.511.529 €	1.563.978 €	33.810.000 €
ID: 23040 **ZIP: 38440** **Wolfsburg** **Heinrich-Nordhoff-Str. 51** **Niedersachsen**	The property is located in the inner city of Wolfsburg not far from the pedestrianised area and across the street from Wolfsburg main central station. The area is characterised by buildings from the 1970s and 1980s. The property is a 2-3 floor cladded office building. The entrance area is in good-medium condition. The total net area comprises: Office 540 sqm, Bank hall 365 sqm, Safe 324 sqm, Other 1 sqm, Parking (outside) 3 spaces. Of the total net area of 1230 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 54 NO 6.0 Years	111.424 €	87.167 €	1.200.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23041 **ZIP: 60327** **Frankfurt/Main** **Gutleutstrasse 324** **(ADL)** **Hessen**	The subject property is located in the submarket "West", in the lower part of Gutleutstraße. The motorway access "Westhafen" is only some 100 m away. A bus stop is also only approx. 100 m away. Predominant use in the neighbourhood is industrial. The property is the former printing plant of Dresdner Bank, where predominantly bank internal documents were produced with the printing machines. Furthermore there is a high rack storage, which was erected in 1987 for the storage of bank internal documents. In the late 1990's an office extension building was erected. The ground floor accommodates four loading ramps for lorries. From there one can reach the rear part of the building (i.e. high rack storage) via a sluice. The tenant fit out is kept simple and is adequate to this location with partially open plan offices. The total net area comprises: Office 3148 sqm, Storage 530 sqm, Other 2401 sqm, Parking (outside) 48 spaces. Of the total net area of 6079 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.1 Years	731.379 €	252.816 €	4.590.000 €
ID: 23042 **ZIP: 10719** **Berlin** **Kurfürstendamm** **237/Rankes** **Berlin**	The location is excellent. Kurfürstendamm/Tauentzien is the highest frequented retail street of Berlin. The property sits on the other side of the street to the Europa Center with its shopping centre. Public transport connectivity is good, provided by various bus lines and subway (U-Bahn) at Wittenbergplatz and Kurfürstendamm. The south side of Ku'damm and Tauentzienstrasse between Wittenbergplatz and Kurfürstendamm is considered to be the best section of this high street. The property was originally erected in 1913. It was thoroughly refurbished and converted in 1996-98. It is a mixed used retail and office building (no residential). The quality impression from the outside is high. However, the interior is rather of medium standard. A clear downside is the lack of parking lots on site. Also, there is only one representative entrance for the offices. Although physically possible, this hinders the divisibility of the office floors. Lobbies and floor plates are not very efficient. The total net area comprises: Office 5233 sqm, Bank hall 420 sqm, Retail 5187 sqm, Storage 451 sqm, Other 127 sqm. Of the total net area of 11417 sqm there are 1236 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 7.3 Years	4.705.997 €	4.298.170 €	99.240.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23043 ZIP: 04109 Leipzig Hainstr. 17-19 "Jägerhof" Sachsen	The subject property is located in the heart of the city centre of Leipzig in the inner circle near the main pedestrian high street. Down towards Tröndlinring is a Karstadt department store, whilst right opposite of the property is another shopping arcade ("Sternpassage") owned by Deka. To the right of the building is an old unrefurbished, run down and vacant building with an adjacent piece of land. According to the caretaker the ownership of this property is shared by Commerzbank and a private community of heirs. All public transport facilities are in direct vicinity of Tröndlinring. The 6 storey listed building was constructed in 1914 and was renovated in 1998. The ground level includes four inner courtyards and is being used as a shopping arcade comprising a total number of 11 retail units plus a cinema complex in the rear part of the building. The rear exit of the passage ends in a less frequented side street with predominantly office and residential use. On the upper floors are offices (third floor partly vacant, fourth floor 100% vacant) and some 14 residential flats (fourth, fith and sixth floor all let out). The two main retail tenants occupy the basement and ground floor ("Freezone") and basement, ground, first and second floor ("Sasch") respectively. Both units have escalators within their units. There are no parking facilities on the site nor in the building. Although visible damage due to moisture exists, the caretaker remarked that no major maintenance works are currently planned or necessary. The total net area comprises: Office 4174 sqm, Retail 5183 sqm, Storage 679 sqm, Residential 1338 sqm, Other 1189 sqm, Other Items 3 sqm. Of the total net area of 12562 sqm there are 3200 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.8 Years	483.010 €	674.252 €	8.970.000 €
ID: 23044 ZIP: 60313 Frankfurt/Main Goetheplatz 2 Hessen	The property is located in the city of Frankfurt in a very good location in the pedestrian area. From a retail point of view it is near the high street in a very good "B" location. The "Hauptwache" with all major transport facilities is 100 metres away. Directly in front of the building is currently a construction where the city of Frankfurt is building an underground garage. Building from the late 1960s which needs to be refurbished. Property offers a ground floor and 5 upper floors. The top floor is smaller then the other floors. The total net area comprises: Office 811 sqm, Bank hall 137 sqm, Storage 147 sqm, Other Items 1 sqm. Of the total net area of 1095 sqm there are 1095 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	133.686 €	2.030.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23045 **ZIP: 60329** **Frankfurt/Main** **Elbestraße 46** **(Hinterhaus)** **Hessen**	The property is located in the "Bahnhofsviertel", in the red light district. The infrastructure is good. The Mainstation with all major traffic connections is approx. 500 metres away. The city centre is within 10 minutes walking distance. The location is not a typical office area. The property seems to be from the early 1970s. To reach the courtyard for the rear of the property there is a gateway through the building on ground floor. Above ground floor there 6 more upper floors. The total net area comprises: Residential 350 sqm, Other 62 sqm. Of the total net area of 412 sqm there are 227 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.3 Years	6.719 €	46.968 €	570.000 €
ID: 23048 **ZIP: 60329** **Frankfurt/Main** **Kaiserstraße 38** **Hessen**	This historical building is located in the submarket of "Bahnhofsviertel" on the border to the "Bankenviertel". The infrastructure is good. The public transport connection is also good. The main train station is in immediate vicinity. The "Hauptwache" is approx. 700 m away. On Kaiserstr. are predominantly shops and restaurants. This historical building with a natural stone facade was fully refurbished in 1997. The ground floor accommodates some retail units and a restaurant, whereas offices are located in floors 1-4. The building is connected with the property Kaiserstraße 36. The representative main entrance is located in the property Kaiserstraße 36, which is not part of Dresdner bank's portfolio. Kaiserstraße 38 has only got one small side entrance which is accessible via the courtyard in the back of the site. All floors of the two buildings are connected. The fit out includes raised floors, sun-blinds lying inside, pendular shiners, a floor-to-ceiling height of approx. 3 m, tiltable windows. Servicing of heating and electricity is being undertaken from the Dresdner Bank skyscraper located on Jürgen-Ponto-Platz. The total net area comprises: Office 1541 sqm, Storage 113 sqm, Residential 138 sqm, Other 274 sqm. Of the total net area of 2066 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.7 Years	446.983 €	309.791 €	6.090.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23053 **ZIP: 60329** **Frankfurt/Main** **Niddastraße 27** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel", parallel to the Taunusanlage. Further up Weserstraße one reaches Mainzer Landstraße. The infrastructure is good. The tube station Taunusanlage is approx. 5 minutes away. The main train station with all important train connections is also only 5 minutes away. The "Alte Oper" is approx. 700 m away. The property is the former data processing centre of the Dresdner Bank and was constructed in 1978. The offices are located along the facade, whereas in the core of the building are — typical for data processing centres — open plan offices with raised floors and air conditioning. The property has one ground floor and three upper floors. The total net area comprises: Office 8104 sqm, Parking (inside) 160 spaces, Of the total net area of 8104 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	2.732.453 €	560.541 €	8.740.000 €
ID: 23055 **ZIP: 60325** **Frankfurt/Main** **Taunusstraße 18** **Hessen**	The property is located in the "Bahnhofsviertel", in the red light district. The infrastructure is good. The Mainstation with all major traffic connections is approx. 500 metres away. The city centre is within 10 minutes walking distance. The location is not a typical office area. 5-storey building with historic facade on the corner to Weserstraße. Groundfloor offers retail usage, upper floors residential usage. The ceiling height seems to be more than 2,5 metres. The total net area comprises: Office 770 sqm, Retail 115 sqm. Of the total net area of 884 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.2 Years	166.653 €	103.714 €	1.700.000 €
ID: 23056 **ZIP: 60325** **Frankfurt/Main** **Taunusstraße 20** **Hessen**	The property is located in the "Bahnhofsviertel", in the red light district. The infrastructure is good. The Mainstation with all major traffic connections is approx. 500 metres away. The city center is within 10 minutes walking distance. The location is not a typical office area. Property seems to be from the early 1970s. The property offers a ground floor with retail usage and 6 upper floors with office usage. The total net area comprises: Office 1156 sqm, Retail 140 sqm. Of the total net area of 1297 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.9 Years	239.408 €	140.634 €	1.860.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23057 **ZIP: 60329** **Frankfurt/Main** **Weserstraße 31-33** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel", parallel to the Taunusanlage. Further up Weserstraße one reaches Mainzer Landstraße. The infrastructure is good. The tube station Taunusanlaage is approx. 5 minutes away. The main train station with all important train connections is also only 5 minutes away. The "Alte Oper" is approx. 700 m away. The 5 storey historical building with a sandstone facade was altered and refurbished in 1987. In the middle of the facade is a drive through to 5 parking spaces located behind the building in the courtyard. The offices were built around the courtyard. As to the left and to the right adjacent properties are located only the office space to the front of the building has windows on both sides. The tenant fit out of the office space is very simple. The only good characteristic is the floor-to-ceiling height of 2.75 m. The floors are easily divisible into two halves. The total net area comprises: Office 5805 sqm. Of the total net area of 5805 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	1.236.789 €	359.750 €	1.330.000 €
ID: 23060 **ZIP: 60329** **Frankfurt/Main** **Weserstraße 43-49** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel", parallel to the Taunusanlage. Further up Weserstraße one reaches Mainzer Landstraße. The infrastructure is good. The tube station Taunusanlage is approx. 5 minutes away. The main train station with all important train connections is also only 5 minutes away. The "Alte Oper" is approx. 700 m away. The 6 storey office building was constructed in 1990. The property has a high tenant fit out standard such as representative reception area with a gallery stretching over two floors, raised floors, natural stone facade, full air conditioning, a floor-to-ceiling height of 2.75 m, sun blinds lying outside, suspended ceilings with integrated lights, partial wood panelling in the corridors, one toilet per floor. In addition the property has a very good parking space ratio. Due to the property Niddastraße 27 approx. 109 basement car parks are provided. The total net area comprises: Office 5427 sqm, Storage 728 sqm, Parking (inside) 101 spaces. Of the total net area of 6155 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	1.838.254 €	1.098.233 €	22.530.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23060 **ZIP: 60329** **Frankfurt/Main** **Wilhelm-Leuschner-Str. 27-29** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel". It is situated at the corner of the streets Wilhelm-Leuschener-Straße and Windmühlstraße. The property lies on the border of the two districts "Bahnhofsviertel" and "Bankenviertel". The accessibility by car as well as by public transport is very good. The property was constructed in 2003. There are three separate entrances for the various tenants. The building was constructed on an existing basement garage. The main use is residential. The ground floor accommodates 3 retail units as well as office space. The first floor is for office use only. Residential units are to be found in the floors 3-7. The facade is made of natural stones up to the 2nd floor whereas above a glass facade construction was used. The office space meets the usual Frankfurt "banking standard": a floor-to-ceiling height of 2.75 m, raised floors, full air conditioning. The residential units are also fitted out well: windows from floor to ceiling, glass doors, partially built-in closets in the corridor, carpets, etc. The residential units in the upper floors are mostly maissonette style. The total net area comprises: Office 2264 sqm, Retail 373 sqm, Storage 137 sqm, Residential 4818 sqm, Other 475 sqm, Parking (inside) 167 spaces. Of the total net area of 8067 sqm there are 3278 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.9 Years	778.901 €	1.357.846 €	26.220.000 €
ID: 23065 **ZIP: 79576** **Weil am Rhein** **Hauptstrasse 199** **(TE)** **Baden-Württemberg**	The property is located in the main street of Weil am Rhein, the neighbourhood is a mix of small multi-family houses and large office buildings. The property is a large multi-family house; just the ground floor has a commercial usage. The area of the bank is vacant. The condition of the property is average but the outdoor facilities are well kept. The total net area comprises: Office 165 sqm, Storage 85 sqm, Parking (inside) 3 spaces, Of the total net area of 250 sqm there are 250 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	an 2.364 m^2 NO NO 1.0 Years	1.328 €	15.177 €	180.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23067 **ZIP: 73430** **Aalen** **Bahnhofstrasse 20** **Baden-Württemberg**	The property is located near the main station of Aalen. The main bus station is the direct neighbour at one side. The area is dominated by small retailers, restaurants and other banks. The property has three floors and is in a very good condition. The house is painted white, the building seems to be renovated recently. The total net area comprises: Office 773 sqm, Bank hall 298 sqm, Storage 287 sqm, Parking (inside) 8 spaces, Parking (outside) 4 spaces. Of the total net area of 1358 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 5.0 Years	149.757 €	140.523 €	2.610.000 €
ID: 23068 **ZIP: 56470** **Bad Marienberg** **Bismarckstr. 9** **Rheinland-Pfalz**	The property is located in a secondary shopping street just east of the main pedestrian zone. The post office is located right opposite. Public transport facilities are in direct vicinity. This 3 storey (at the back 4 storey shingle facade) terraced flat roofed 1970's building with a stone slab facade has a bank hall in the ground floor and retail units in the upper floors (Chinese restaurant and a gambling joint). There is no visible vacancy. Parking is provided behind the building (see ID 23097) with a separate entrance to the building. The facade needs some repainting. The windows are thought to be the original ones. The total net area comprises: Office 137 sqm, Bank hall 342 sqm, Storage 163 sqm, Other 206 sqm. Of the total net area of 848 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	548/1.000 NO NO 4.2 Years	106.684 €	104.551 €	1.800.000 €
ID: 23069 **ZIP: 33602** **Bielefeld** **Stresemannstrasse 4 (TE)** **Nordrhein-Westfalen**	The subject property is located at the end of a prime retail pedestrian area of Bielefeld. Due to its double frontage and corner location the building is highly visible. Opposite on Stresemannstrasse is the "City-Passage" with tenants such as Saturn, Kaufhof and Deichmann, whereas opposite on Bahnhofstrasse is a Karstadt department store. Along Herforderstrasse are Deutsche Bank and the Sparkasse. At the corner of Stresemannstrasse and Herforderstrasse is a public car park accessible via Herforderstrasse. Other public transport facilities are located along Herforderstrasse (bus station). The main train station is approx. 500 m away.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 62 NO 8.0 Years	842.697 €	834.833 €	10.980.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
	The 4 storey flat roofed property with a stone slab facade (to the front) and pre fab metal panelling facade (at the back) respectively has glass elements integrated and was constructed in 1970, being completely refurbished and altered in 1988 when Dresdner Bank moved in. The property held in part ownership (P&C, Quelle, Dresdner Bank and Q-Park) is connected with the adjacent "P&C" corner building, where Dresdner Bank occupies the 2nd and 3rd floors. The subject property has 2 inner courtyards and an atrium above the bank hall providing additional daylight to the inner office units. The basement floor provides storage space, technical equipment and the bank vault. There are 4 staircases and 4 lifts in the building. The bank hall, 1st and partially 2nd and 3rd floors have full air conditioning with moisturisation. The office space is of good standard with suspended ceilings (floor-to-ceiling height of approx. 2.75 m), raised floors and sun blinds lying outside. In the courtyard behind the building are 7 parking spaces, which have been rented by Dresdner Bank. The courtyard is accessible via Herforderstrasse. According to the caretakers no major maintenance work. The total net area comprises: Office 6870 sqm, Bank hall 543 sqm, Safe 1372 sqm, Other 457 sqm, Other Items 1 sqm. Of the total net area of 9243 sqm there are 0 sqm vacant.					
ID: 23070 **ZIP: 28217** **Bremen** **Wartburgstr. 1** **Bremen**	The subject property is situated in a sub centre of Bremen in a quarter 5 km north of the city centre. Along the Western side of Wartburgstr. are a number of smaller shopping facilities on ground floor level with residential units on the upper floors (mostly 3 floor buildings), on the northern side are residential buildings and a weekly market on day of inspection. The 2 lane street with tram is moderately busy. The property is located in an 8 floor building with predominantly residential units in the upper floors. There are 4 outdoor parking lots reserved for the property. The building is of medium-poor quality and rather unattractive, there is a tram stop in front of the house. The total net area comprises: Bank hall 253 sqm, Storage 39 sqm, Safe 24 sqm, Parking (outside) 6 spaces. Of the total net area of 316 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1.353/10.000 NO NO 4.0 Years	21.431 €	26.598 €	370.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23072 **ZIP: 27749** **Delmenhorst** **Lange Straße 39-40** **Niedersachsen**	The property is situated in the pedestrianised area of Delmenhorst, opposite a Karstadt department store. Distance to highway is 3 km. The property is a completely reconstructed 2-3 floored old building (rear part appears new). There are shopping windows on the rear side of the building as well as parking lots (in- and outdoor). The total net area comprises: Office 412 sqm, Bank hall 481 sqm, Safe 110 sqm, Residential 415 sqm, Parking (inside) 8 spaces. Of the total net area of 1418 sqm there are 415 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	113.396 €	110.770 €	1.700.000 €
ID: 23073 **ZIP: 72250** **Freudenstadt** **Marktplatz 63** **Baden-Württemberg**	The property is located on the market-square of Freudenstadt. All buildings have the same appearance. The market-square is large and well kept. There are many retailers and restaurants located in that area. The property has 3-5 floors and is in average condition. Pillars cladded with sandstone on the front of the building gives the building a historical look. The total net area comprises: Office 527 sqm, Bank hall 148 sqm, Safe 103 sqm. Of the total net area of 779 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.9 Years	82.977 €	80.330 €	1.440.000 €
ID: 23075 **ZIP: 87600** **Kaufbeuren** **Schmiedgasse 23 (TE)** **Bayern**	Situated in the city center; pedestrian zone; shopping area; good infrastructure. Plaster facade; property in a slightly neglected condition; re-let likely due to location. The total net area comprises: Office 240 sqm, Bank hall 362 sqm, Retail 159 sqm, Storage 165 sqm, Parking (inside) 2 spaces, Parking (outside) 7 spaces. Of the total net area of 925 sqm there are 106 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	239/1.000 NO NO 3.4 Years	96.510 €	90.406 €	1.520.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23076 **ZIP: 51375** **Leverkusen** **Bergische** **Landstrasse 17** **Nordrhein-Westfalen**	The property is located in a secondary retail area with only local shopping facilities around. Public transport is directly located in front of the building. The 5 storey 1980s terraced building with a brick facing facade has a bank hall in the ground floor, office above and residential units in the upper floors. The parking spaces are provided behind the building accessible via a drivethrough at the left of the building. The property is generally in a good state of repair, only visible damage is on the balustrade on the 1st floor. The total net area comprises: Bank hall 348 sqm, Of the total net area of 348 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	230/1.000 NO NO 3.0 Years	51.845 €	54.310 €	830.000 €
ID: 23078 **ZIP: 41061** **Mönchengladbach** **Bismarckplatz 6-7** **Nordrhein-Westfalen**	The property is located on the "Bismarckplatz" surrounded by a highly frequented ring road and a pedestrian road. Bismarckplatz is a bus-stop for the lines 1, 2, 9, 15, 17, 19, 97 and 18 and therefore offers good connections to most areas. Furthermore there are a number of parking spaces in front of the building. Surroundings are dominated by office buildings occupied by Postbank, BHW, Sparkasse and Deutsche Bank. In the subject property as well as in the adjacent Deutsche Bank building there are vacant offices (local agents have letting signs). The square location of the building offers high visibility. The main retail shopping street and pedestrian street is one block away. 5-storey office building with stone cladding and glass facade. The ground floor is used as a bank while the remaining floors are office space. The total net area comprises: Office 2734 sqm, Bank hall 1023 sqm, Storage 1541 sqm, Parking (inside) 12 spaces, Parking (outside) 11 spaces. Of the total net area of 5297 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.7 Years	424.612 €	520.881 €	8.290.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23079 ZIP: 45468 Mülheim/Ruhr Leineweberstr. 12-20 Nordrhein-Westfalen	The property is located just south of the city centre of Mülheim/Ruhr on a major thoroughfare. The department stores of "Kaufhof" and "Woolworth" are located opposite of the subject property. Public transport facilities are located in the direct vicinity. The modern 6 storey building with a tilted copper roof and a pre fab stone slab facade accommodates a bank hall in the ground floor and office units above. There are two separate entrances with the entrance for the basement garage next to the "Sparkasse" building in the side street. There is no visible vacancy nor any third party tenant occupancy. A basement garage is provided in the rear part of the building. The building is in a good state of repair. The total net area comprises: Office 1676 sqm, Bank hall 775 sqm, Storage 306 sqm, Safe 70 sqm, Parking (inside) 20 spaces. Of the total net area of 2827 sqm there are 770 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.3 Years	197.580 €	250.145 €	4.410.000 €
ID: 23080 ZIP: 81673 München Kreillerstrasse 3 (TE) Bayern	Kreillerstraße is one of the main eastern streets leading into Munich; middle/low-class residential around; property is situated at the main shopping spot of this district; good connection to public transportation. 5-storey-property not in an average condition; weak residential on upper floors; retail (partial ownership) on ground floor; plaster facade; property in neglected condition. The total net area comprises: Bank hall 191 sqm. Of the total net area of 191 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	84,46/1.000 NO NO 4.0 Years	39.727 €	34.299 €	560.000 €
ID: 23082 ZIP: 35260 Stadtallendorf Am Hallenbad 3 (TE) Hessen	The property is located in the pedestrian zone of Stadtallendorf and is accessible from both sides, i.e. "Am Hallenbad" and "Teichwiesenstr". The "Gemeindezentrum" is located opposite the subject property. Public transport facilities are in direct vicinity. The 4 storey 1980s building with an aluminium and shingled facade has a bank branch in the ground floor and offices above (e.g. Allianz). The first floor is accessible via an external staircase. There is no visible vacancy. On site car parking is provided in front of the building. The property is in a good state of repair. The total net area comprises: Bank hall 274 sqm. Of the total net area of 274 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	298/773 NO NO 4.0 Years	32.641 €	26.302 €	420.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23083 **ZIP: 54290** **Trier** **Brotstraße 24** **Rheinland-Pfalz**	The property is located in Trier. Trier is close to the border to Luxembourg. It is an inner city location. The property is a 3-storey office building. There is a Dresdner Bank branch as sole tenant in the building. The total net area comprises: Office 1473 sqm, Bank hall 726 sqm, Storage 188 sqm, Parking (inside) 26 spaces. Of the total net area of 2388 sqm there are 328 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	201.368 €	213.779 €	3.890.000 €
ID: 23084 **ZIP: 89077** **Ulm** **Kapellengasse 4** **Baden-Württemberg**	The property is located near a pedestrianised area (not the main pedestrianised area in the historical city centre of Ulm). A tram station is 20 metres away. The area is dominated by small retailers and restaurants. The ground floor of the building is vacant. The facade is currently being refurbished. The building has three stories and is in average condition. The total net area comprises: Bank hall 247 sqm, Parking (inside) 2 spaces. Of the total net area of 247 sqm there are 247 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	195,07/1.000 NO NO 0.0 Years	00 €	30.264 €	400.000 €
ID: 23085 **ZIP: 76185** **Karlsruhe** **Rheinstrasse** **Baden-Württemberg**	The property is located on a main aterial road in Karlsruhe. The usage of the area is mixed, but dominated by residential buildings, just the ground floors are used by small retailers and restaurants. The property has five floors. The ground floor and the second floor are used by the bank. The upper floors are used as condominiums. The property is cladded with green plastic. The condition of the property is average. The total net area comprises: Office 142 sqm, Bank hall 131 sqm, Safe 33 sqm. Of the total net area of 306 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	133,6/1.000 NO NO 4.0 Years	46.998 €	44.521 €	800.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23086 **ZIP: 52062** **Aachen** **Elisabethstr 13-15/** **Ecke Kapu** **Nordrhein-Westfalen**	The property is located in the city centre of Aachen and has two entrances, one on "Kapuziner Strasse" and one on "Elisabethstrasse". "Kapuziner Strasse" is one of the major shopping streets in Aachen. The street is highly frequented by cars and buses. The property offers high visibility due to its location facing a square (Theaterplatz). While the front facade is the historic one, the rear facade is modern. 7-storey retail and office building. The ground floor is used as retail space while the remainder is office space. The building has two entrances, one facing Kaputziner Strasse and the Theater and the other entrance is on Elisabethstrasse. While the facade facing the theatre is the historic sandstone one, the Elisabethstrasse facade is modern with metal covering. The total net area comprises: Office 3517 sqm, Bank hall 1061 sqm, Retail 319 sqm, Storage 206 sqm, Parking (inside) 40 spaces. Of the total net area of 5104 sqm there are 776 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 5.7 Years	617.124 €	638.618 €	10.440.000 €
ID: 23087 **ZIP: 72458** **Albstadt-** **Sonnenstr. 3** **Baden-Württemberg**	The property is located in the city center of Albstadt. The buildings in the neighbourhood are mostly older than the property. The ground floors in that neighbourhood are mostly used as retail or restaurant area. The property is a multi-family house, the ground floor is used by the bank and other retailers. The property is in good condition. The area in the upper floors is used as an office. The total net area comprises: Office 691 sqm, Bank hall 162 sqm, Safe 111 sqm, Parking (inside) 5 spaces, Of the total net area of 964 sqm there are 258 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	5.325/10.000 NO NO 6.0 Years	59.791 €	76.400 €	1.350.000 €
ID: 23089 **ZIP: 56626** **Andernach** **Bahnhofstr. 21** **Rheinland-Pfalz**	The subject property is located on the one way shopping street of Andernach. The "Volksbank" building is the direct neighbour. Public transport facilities are in the immediate vicinity. The 2 storey terraced and refurbished building with a plastered facade accommodates the bank hall in the ground floor and office space above. There is no visible vacancy. There are also no parking spaces on site. The property is in a good state of repair. The total net area comprises: Office 453 sqm, Bank hall 196 sqm, Storage 21 sqm. Of the total net area of 670 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	544,15/1.000 NO NO 1.0 Years	55.097 €	54.854 €	770.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23090 **ZIP: 91522** **Ansbach** **Martin-Luther-Platz 18** **Bayern**	The property is located in the pedestrianized area of Ansbach next to an old church. The area is dominated by small retailers and restaurants. The property is a nice building in good condition. It has four stories and the facade is painted in beige. The total net area comprises: Office 167 sqm, Bank hall 174 sqm, Safe 146 sqm. Of the total net area of 487 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	372/1.000 NO NO 4.0 Years	49.041 €	47.394 €	940.000 €
ID: 23091 **ZIP: 59755** **Arnsberg** **Hauptstr. 29** **Nordrhein-Westfalen**	The subject property is located on the main pedestrian zone in the city centre of Arnsberg. Next door neighbour is a large "Deichmann" shoe store. Public transport facilities are reached easily from the property (bus approx. 300 m). The 4 storey 1960's terraced building with a plastered facade has a bank hall on the ground floor and offices on the upper floors. It is possible that the attic is used for residential flats. There seems to be no vacancy in place. No visible on site parking provided. The facade and especially the windows need some cleaning. The total net area comprises: Office 590 sqm, Bank hall 348 sqm, Safe 368 sqm, Parking (outside) 4 spaces. Of the total net area of 1306 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	95.229 €	84.750 €	1.470.000 €
ID: 23093 **ZIP: 86150** **Augsburg** **Holbeinstr. 2** **Bayern**	The property is situated between the city centre/pedestrian zone and the main railway station; well connected to individual transportation; good infrastructure. Administrative building with bank on ground and office on upper floors; own underground car park; plaster facade is in a slightly neglected condition. The total net area comprises: Office 1945 sqm, Bank hall 547 sqm, Storage 144 sqm, Safe 686 sqm, Other 143 sqm, Parking (inside) 17 spaces. Of the total net area of 3465 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 7.0 Years	284.399 €	308.263 €	5.470.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23094 **ZIP: 71522** **Backnang** **Grabenstrasse 9** **Baden-Württemberg**	The property is located at the fringe of the pedestrian area of Backnang. The area is highly frequented because of the attached multi-storey car park. Four other banks are located in the direct neighbourhood. The property has 3,5-stories. A multi-storey car park is attached. The condition of the building is average. The total net area comprises: Office 128 sqm, Bank hall 125 sqm, Safe 90 sqm. Of the total net area of 342 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	24.948/100.000 NO NO 6.0 Years	33.708 €	32.878 €	610.000 €
ID: 23095 **ZIP: 61348** **Bad Homburg** **Louisenstraße 66** **Hessen**	Bad Homburg is located some 25 minutes north east from the Frankfurt city centre. The infrastructure is very good. The motorways A 661 and A 5 connect Bad Homburg with the Frankfurt city centre. The international airport is reachable in 25 minutes. At the nearby "Kurhaus" all bus lines pass by. The tube line S 5 reaches the Frankfurt main station in 7 stops. The property is in a prominent location on the Bad Homburger pedestrian shopping street "Louisenstraße". The property was constructed in 1970. The basement accommodates the technical building equipment and parking spaces, in the ground floor is the recently refurbished and well fitted out bank hall, whereas office units are located in the four upper floors. High standard tenant fit out in the office space include full air conditioning with moisturisation, a floor-to-ceiling height of 2.75 m, glass doors, glass partition walls, partial wood panelling, electrical sun blinds lying outside, window sill cable conducts (partially in screed) and suspended ceilings. The total net area comprises: Office 2128 sqm, Bank hall 496 sqm, Retail 64 sqm, Storage 621 sqm, Residential 87 sqm, Other 1 sqm, Parking (inside) 31 spaces, Parking (outside) 12 spaces. Of the total net area of 3398 sqm there are 335 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 9.2 Years	386.978 €	469.908 €	9.290.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23096 **ZIP: 55543** **Bad Kreuznach** **Salinenstraße 32** **Rheinland-Pfalz**	The subject property is located close to the actual city centre on a thoroughfare. Retail units and restaurants as well as office buildings are predominant. Public transport is located directly in front of the building. The 4 storey building (at the rear part only 2 floors) with a stone slab facade (partly plastered) accommodates the bank hall in the ground floor and office space above (2nd and 3rd floor vacant). Car parks are located behind the building. The windows need to be renewed. The total net area comprises: Office 602 sqm, Bank hall 448 sqm, Storage 276 sqm, Parking (inside) 2 spaces, Parking (outside) 6 spaces. Of the total net area of 1326 sqm there are 315 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	70.564 €	94.790 €	1.520.000 €
ID: 23097 **ZIP: 56470** **Bad Marienberg** **(Parkplatz)** **Rheinland-Pfalz**	Presumed to be the car lot behind the subject property (ID 23068), as there is a separate entrance to the building. The car lot is accessible from Langenbacherstrasse. Various car parks behind buildings of Bismarckstr. Not clearly identified which parking lot is part of portfolio. The total net area comprises: Parking (outside) 14 spaces. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	1.841 €	3.360 €	50.000 €
ID: 23098 **ZIP: 61231** **Bad Nauheim** **Ludwigstraße 1** **Hessen**	The property is located in a secondary location near the spa gardens. Only small touristic retail units are along Ludwigstr. Public transport is in direct vicinity (bus stop 50 m). The car park is accessible via Zanderstrasse. The 2 storey 1970's detached building with a pre-fab metal slab facade has a bank hall on the ground floor and office space above. There seems to be no vacancy. Parking spaces are provided directly behind the building. The facade is oldfashioned and slightly run down and needs some refurbishment. The total net area comprises: Office 216 sqm, Bank hall 273 sqm, Storage 273 sqm. Of the total net area of 762 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	63.226 €	55.218 €	730.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23099 **ZIP: 83435** **Bad Reichenhall** **Salzburger Straße 3** **Bayern**	The property is located on Salzburger Strasse, a pedestrian retail street. Salzburger Strasse is the extension of the main pedestrian shopping street in Bad Reichenhall, namely Ludwigstrasse. There are no vacancies in close proximity. On Ludwigstrasse the national retailers Douglas, Müller Drogerie and Nordsee are located. The Salzburger Strasse is dominated by local retailers. The subject property is located just metres away from the Kurgarten and about 50 m from the Kurhaus. Opposite the property is a cinema (Park-Kino), while a Steigenberger Hotel is about 70 m away. Bad Reichenhall's regional train station is about 350 m away. The property is a 4 storey mixed use building with plastered facade and is in good condition. While the ground floor is occupied by Dresdner Bank the upper floors are used as medical offices and/or residential flats. The total net area comprises: Office 181 sqm, Bank hall 185 sqm, Safe 92 sqm. Of the total net area of 458 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	285/1.000 NO NO 4.0 Years	73.963 €	72.862 €	1.300.000 €
ID: 23100 **ZIP: 61118** **Bad Vilbel** **Frankfurter Straße 113** **Hessen**	The property is located in the city centre on the main shopping street of Bad Vilbel. Public transport facilities are provided in front of the building. The 4 storey terraced modern building with a plastered facade has a bank hall on the ground floor and residential units above. There is visibly no vacancy in place. Parking is provided on site behind the building via a driveway on the left hand side of the building. The facade needs some repainting. The total net area comprises: Bank hall 359 sqm, Storage 106 sqm, Parking (inside) 12 spaces. Of the total net area of 466 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	338/1.000 NO NO 4.0 Years	76.522 €	72.124 €	1.430.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23102 **ZIP: 96047** **Bamberg** **Willy-Lessing-Straße 20** **Bayern**	The property is located in the city of Bamberg by the Main-Donau Canal. The inner city is close. There is a large construction site close to the property as the bridge named "Luitpoldbrücke" is currently in reconstruction. The property is a 4-storey office building. The facade is cladded on the ground floor and there is also an historical painted facade on the 1st and 2nd floors. The building is fully occupied by Dresdner Bank with a branch on the ground floor. The total net area comprises: Office 782 sqm, Bank hall 249 sqm, Safe 157 sqm, Parking (inside) 8 spaces, Parking (outside) 5 spaces. Of the total net area of 1188 sqm there are 277 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	100.683 €	103.744 €	1.730.000 €
ID: 23103 **ZIP: 59269** **Beckum-Neubeckum** **Hauptstraße 35-37** **Nordrhein-Westfalen**	The property is located in the city centre of Neubeckum in a mixed commercial/residential surrounding. Distance to highway is 3 km. The property is a 3 floor mixed residential/commercial asset with a plastered facade. The condition of the entrance areas is medium to good. The total net area comprises: Bank hall 232 sqm, Safe 94 sqm. Of the total net area of 325 sqm there are 325 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	59/100 NO NO 0.0 Years	00 €	23.373 €	290.000 €
ID: 23104 **ZIP: 59269** **Beckum** **Nordstraße 51** **Nordrhein-Westfalen**	The property is situated on the beginning of the pedestrianised area on a main road junction close to the central main station. Distance to highway is around 5 km. The property is a refurbished old corner building with 2 floors plus attic floor in good condition. The total net area comprises: Office 446 sqm, Bank hall 271 sqm, Safe 290 sqm. Of the total net area of 1007 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	76.068 €	64.618 €	1.100.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23105 **ZIP: 51465** **Bergisch Gladbach** **Hauptstraße 181** **Nordrhein-Westfalen**	The property is located on the main shopping street of Bergisch Gladbach. A Deutsche Bank branch as well as a department store of "P&C" is located nearby. Public transport facilities are within 500 m (train and bus station). This 5 storey terraced 1960s building with a plastered facade and a flat roof accommodates a bank hall in the ground floor and offices/doctors practices on the upper floors. No visible vacancy exists. No on site parking provided. It seems that no major maintenance works are necessary. The total net area comprises: Office 527 sqm, Bank hall 291 sqm, Storage 226 sqm, Of the total net area of 1044 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	88,64/100 NO NO 4.2 Years	129.932 €	128.060 €	2.210.000 €
ID: 23106 **ZIP: 51427** **Bergisch Gladbach** **Siebenmorgen 38** **Nordrhein-Westfalen**	The subject property is located opposite of the marketplace in the local shopping area of the suburb "Refrath" of Bergisch Gladbach. Public transport facilities are in direct vicinity. The 4 storey (at the back only 1 storey) 1980s corner building with a plastered facade has a bank hall on the ground floor and office/residential units above. There is no visible vacancy. Parking is provided next to the building. The facade needs some refurbishment as in some parts the paint/plaster is coming off. The total net area comprises: Bank hall 217 sqm. Of the total net area of 217 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	161/1.000 NO NO 4.0 Years	47.900 €	49.551 €	920.000 €
ID: 23107 **ZIP: 57518** **Betzdorf** **Bahnhofstrasse 46** **Rheinland-Pfalz**	The subject property is located in the pedestrian zone of the main shopping street in Betzdorf. Next door are various local authorities (Amtsgericht, Standesamt). Sufficient parking spaces are also provided behind the subject property. Bus station is approx. 250 m away. This modern 4 storey (at the rear only 2 floors) building with a pre-fab stone slab facade accommodates a bank hall on the ground floor and predominantly offices (plus 1 residential unit) on the upper floors. There seems to be one unit vacant. Parking facilities are provided behind the building. At present the building is being refurbished at the rear. The total net area comprises: Office 99 sqm, Bank hall 394 sqm, Parking (inside) 6 spaces. Of the total net area of 493 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	417/1.000 NO NO 4.0 Years	63.165 €	57.085 EUR	1.030.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23109 **ZIP: 74321** **Bietigheim** **Stuttgarter Straße 60** **Baden-Württemberg**	The property is located on a main arterial road with a high traffic volume. The neighbourhood is a commercial area. Two other banks are located in the direct neighbourhood. The property has five floors, just the ground floor is used for retail. The upper floors are condominiums and doctors' practices. The retail units are used by the bank and other retailers. The total net area comprises: Bank hall 197 sqm, Storage 12 sqm, Parking (outside) 6 spaces. Of the total net area of 209 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	11.664/100.000 NO NO 3.0 Years	25.278 €	25.704 €	350.000 €
ID: 23113 **ZIP: 53111** **Bonn** **Münsterplatz 1-3/3a** **Nordrhein-Westfalen**	The property is located in the core and historic city centre of Bonn. The Münsterplatz (a square) is the centre of the town and pedestrian shopping streets spread star-like away from it. The historic Münster (Cathedral) of Bonn is approx. 50 m away. 6-storey mixed use building (mainly office use) in a prime location of Bonn. In the historic part of the city the building has a slab facade. The total net area comprises: Office 3161 sqm, Bank hall 879 sqm, Retail 46 sqm, Storage 826 sqm, Safe 175 sqm, Residential 96 sqm. Of the total net area of 5183 sqm there are 96 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 7.9 Years	659.943 €	711.460 €	14.190.000 €
ID: 23114 **ZIP: 38100** **Braunschweig** **Neue Str. 20** **Niedersachsen**	The subject property, the quality of which is medium is situated directly next to the beginning of the pedestrianised area in Braunschweig city centre in a mixed retail/office surrounding. Across the street is a large Karstadt department store, and there are some public parking facilities in Neue Straße (subject to fee). There is a bus stop right at the property. The subject property is a 5-floor office/retail facility with a penthouse-like attic and a single floor adjoining building to the back of the house. While the front and back of the main building consist of large rows of windows, the sides are tiled. The adjoining building has large shop windows and an iron sheeting facade and comprises the bank hall and major parts of the furniture store. The ensemble is of medium quality. The total net area comprises: Office 4075 sqm, Bank hall 403 sqm, Retail 772 sqm, Safe 831 sqm, Parking (inside) 30 spaces. Of the total net area of 6081 sqm there are 2051 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.8 Years	461.299 €	478.742 €	7.130.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23117 **ZIP: 28195** **Bremen** **Domshof 8-12** **Bremen**	The subject property is situated in the very centre of Bremen in the central market place and next to the dome. The market place forms the entrance to the pedestrianised area, but there are many office buildings, too. Close to the property is a tram stop. The quality of the surrounding buildings is good. The subject property is a conglomerate of several buildings, the most attractive of which is Nr. 8, a typical Hanseatic city house with a remarkable sandstone facade (2 floors plus attic). Nos. 9-10 and 12 are a single building with sandstone facade built apparently around the 1970s *(4 floors plus double attic)*, No. 11 is a *white painted neo-classical house* (4 floors). All are in a good condition. The total net area comprises: Office 8239 sqm, Bank hall 2759 sqm, Retail 144 sqm, Storage 2776 sqm, Residential 95 sqm, Parking (inside) 28 spaces. Of the total net area of 14013 sqm there are 6933 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 9.7 Years	777.593 €	1.075.808 €	16.620.000 €
ID: 23118 **ZIP: 28779** **Bremen** **Landrat-Christians-Str. 98** **Bremen**	The subject property is located in the northern suburb of Blumental, around 20 km from Bremen city centre. The surrounding buildings are smaller residential or mixed retail/residential facilities, most of which are rather old, *the distance to suburban centre is a few hundred metres.* Close to the property is an industrial plant of the Bremer Woll-Kämmer AG. The property is a 2 floor mixed use building with fitted-out attic and a plastered facade. There are two parking lots next to the building. In addition to the bank on ground floor level, there are a day clinic and residential units. The building is in a good condition. The total net area comprises: Office 188 sqm, Bank hall 248 sqm, Safe 197 sqm, Residential 107 sqm, Parking (outside) 2 spaces. Of the total net area of 740 sqm there are 620 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.3 Years	8.590 €	39.263 €	390.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23120 ZIP: 28209 Bremen Schwachhauser Heerstr. 76 Bremen	The property is located around 2 km east of the city centre on a 2 lane magistrale with tram (stop right in front of the property). There are several smaller retail facilities in the mixed buildings around, many in art nouveau style. The quality of the surrounding properties is good, there are some public parking facilities along Schwachhauser Heerstr. The subject property is located in a 3 floor building plus fitted-out attic, with residential units in the upper floors, and balconies along the plastered facade. The building is newer than many of the buildings around it, the overall quality is medium-good, the entrance area to the property is good. The total net area comprises: Office 132 sqm, Bank hall 202 sqm, Storage 39 sqm, Parking (outside) 4 spaces. Of the total net area of 373 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	5.819/10.000 NO NO 3.0 Years	42.709 €	38.616 €	500.000 €
ID: 23123 ZIP: 29221 Celle Großer Plan 25 Niedersachsen	The property is located in the historic city centre of Celle on what appears to be a former market place which is bordered by refurbished, mainly half-timbered old buildings. There are parking lots subject to charge around. Distance to highway is 24 km. There are several vacant commercial spaces around. The property is a reconstructed 3 floored old building with 2 entrances, the condition of which is good. The total net area comprises: Office 774 sqm, Bank hall 232 sqm, Safe 343 sqm. Of the total net area of 1348 sqm there are 151 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	143.452 €	101.865 €	1.880.000 €
ID: 23124 ZIP: 64283 Darmstadt Rheinstraße 14 Hessen	The subject property is located in the city centre of Darmstadt, with the pedestrian zone approx. 300 m away. The accessibility by car is very good with a public parking lot in the immediate vicinity. Public transport facilities are also good. This 5 storey representative building with a bank hall and a retail unit on the ground floor and office space on the upper floors was constructed in 2002. Each floor is divisible into 2 separate units. The exclusive tenant fit out includes minimum floor-to-ceiling heights of 2.75 m, glass doors, raised floors, windows partially floor-to-ceiling high, sun blinds lying inside, suspended metal ceilings, pendular shiners and natural stone facade. Parking spaces are provided in the basement garage. The total net area comprises: Office 2963 sqm, Retail 224 sqm, Storage 1173 sqm, Parking (inside) 25 spaces, Parking (outside) 10 spaces. Of the total net area of 4361 sqm there are 985 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.5 Years	624.150 €	533.245 €	11.920.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23126 **ZIP: 32756** **Detmold** **Paulinenstr. 45** **Nordrhein-Westfalen**	The property is situated in the inner city of Detmold around 100 m from the pedestrianised area on a 4 lane main road. Distance to highway is 20 km. The property is a 4 floored commercial building with a concrete facade. There are retail spaces on ground floor level and office spaces on the upper floors. To the back of the building in an inner yard are several parking lots. The total net area comprises: Office 1187 sqm, Bank hall 247 sqm, Retail 112 sqm, Storage 10 sqm, Safe 446 sqm, Parking (inside) 14 spaces, Parking (outside) 4 spaces. Of the total net area of 2002 sqm there are 444 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.6 Years	126.061 €	130.537 €	2.090.000 €
ID: 23127 **ZIP: 49201** **Dissen** **Große Str. 41** **Niedersachsen**	The property is situated in the city centre of Dissen, characterised by mix-use buildings. There are public parking lots around. The property is a 3 floored mixed commercial/residential building with red bricked/concrete retail and restaurant units on ground floor level. The total net area comprises: Office 213 sqm, Bank hall 221 sqm, Safe 53 sqm, Parking (outside) 5 spaces. Of the total net area of 487 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	260/1.000 NO NO 4.0 Years	47.912 €	28.858 €	450.000 €
ID: 23128 **ZIP: 78166** **Donaueschingen** **Karlstrasse 47** **Baden-Württemberg**	The property is located in the historic city centre of Donaueschingen. In front of the building there is a small square used by restaurants. There are many small retail outlets and restaurants located in that area. The vacancy level seems to be very low. The property is an old renovated building, and is in good condition. The building has three floors and the plastered facade has been painted in white color. Behind the building there are about 10 parking spaces. The total net area comprises: Office 113 sqm, Bank hall 175 sqm, Storage 77 sqm, Residential 93 sqm, Parking (outside) 1 space. Of the total net area of 458 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.2 Years	41.333 €	37.014 €	510.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23129 **ZIP: 44309** **Dortmund** **Brackeler Hellweg 136** **Nordrhein-Westfalen**	The property is located on a high street in the Dortmund district of "Brakel". Brackeler Hellweg is a highly frequented main artery road. The property can easily be reached as the bus stop "Brakeler Kirche" of line 403 is directly opposite. Immediate surroundings are dominated by shops for day-to-day shopping demand such as a Rewe supermarket, Schlecker (next door) and a DM Drugstore. Commerzbank is opposite. However, Brakel is a social housing dominated area. The building is a 3-storey flat roof construction with a tiled facade. The ground floor is occupied by a bank, a drugstore and a cafe while the remaining floors are residential use. The total net area comprises: Bank hall 231 sqm, Storage 44 sqm. Of the total net area of 275 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	151,26/1.000 NO NO 3.0 Years	31.555 €	34.552 €	550.000 €
ID: 23130 **ZIP: 44135** **Dortmund** **Kaiserstr. 61** **Nordrhein-Westfalen**	The property is located on a high street in a residential area of Dortmund's "Mitte" district. Dreba has (presumably) vacated the building and the space is currently let to an art gallery. The surroundings offer shops for the day to day shopping needs of the residents, the post office is next door, while the Sparkasse and a drugstore is located opposite the building. The second retail space in the property is let to a pharmacy while the office floors are let to lawyers. The area is definitely better compared to Brakel and re-letting of the space should not be a huge problem. The building is a 5-storey flat roof construction with a tiled facade. The ground floor is occupied by an art gallery and a pharmacy while the remaining floors are leased to lawyers and used as offices. The total net area comprises: Bank hall 305 sqm, Storage 46 sqm, Parking (outside) 2 spaces. Of the total net area of 351 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	178,816/1.000 NO NO 1.0 Years	32.561 €	35.038 €	530.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23131 **ZIP: 44137** **Dortmund** **Kampstrasse 47** **Nordrhein-Westfalen**	The subject property is located in the city centre of Dortmund just off the main pedestrian high street. The main frontage is along Kampstrasse, a main thoroughfare in the city centre. The main train station is in immediate vicinity some 500 m behind the subject property. Other public transport facilities such as trams and buses are located directly in front of the building on Kampstrasse. Due to the large complex with West LB the building is highly visible. Other large companies such as Deutsche Telekom, Commerzbank, Sparkasse, RWE and Continental occupy buildings in the near surroundings. The terraced flat roofed 7 storey building with a pre-fab aluminium slab facade and darkened aluminium windows was constructed in 1977 and is part of a complex with the adjacent West LB building. The complex has a shopping arcade on the ground floor leading from Kampstrasse to Katharinenstrasse (pedestrian zone). The subject property has one main entrance on Kampstrasse and 2 staircases with 5 lifts all together. The bank hall and the 8 retail units on the ground floor are currently occupied by Dresdner Bank (retail units used as offices). The upper floors mainly accommodate office units with a canteen on the 6th floor (operated by Eurest). Technical equipment for the building is located on the roof and in the basement. There are three basement floors with 237 parking spaces provided on the 2nd and 3rd basement floor. The entry/exit of the basement garage, which is accessible via Schmiedingstrasse, is shared with the neighbouring property of West LB. The 1st basement floor accommodates archives and technical equipment. The property is mostly air conditioned (EG — 5th floor and retail units/bank hall have separate air conditioning). The office space is fitted out to an average standard according to the age of the building with suspended metal panelling. The total net area comprises: Office 10017 sqm, Bank hall 2279 sqm, Storage 1432 sqm, Parking (inside) 237 spaces. Of the total net area of 13728 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 10.0 Years	1.311.004 €	1.604.066 €	26.100.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23132 **ZIP: 47051** **Duisburg** **Königstr. 13** **Nordrhein-Westfalen**	The property is located on the major shopping street of Duisburg, a pedestrianised street, namely Königstrasse. The subject property is located more or less in the middle of the pedestrian street directly at the König-Heinrich-Platz (also a subway station). The König-Heirich-Platz is a square with a fountain and an art sculpture and therefore offers high visibility and functions as a sort of meeting point for locals and tourists. Along the Königstrasse are typical German retailers while a Galeria Kaufhoff is just across the square. The buildings next to the subject property are occupied by Deutsche Bank, Commerzbank and Sparkasse. The building is a 8-storey concrete construction with metal cladding facade. While the ground floor is used by retailers and as a banking unit the top floors are used as offices (plus an additional residential unit). The total net area comprises: Office 5159 sqm, Bank hall 1166 sqm, Retail 186 sqm, Storage 352 sqm, Residential 101 sqm, Parking (inside) 76 spaces. Of the total net area of 6964 sqm there are 1717 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.1 Years	572.033 €	893.350 €	12.270.000 €
ID: 23133 **ZIP: 52351** **Düren** **Bismarckstr. 2** **Nordrhein-Westfalen**	Due to its corner location on Bismarckstrasse/Schützenstrasse the building is highly visible. The building has two separate entrances as well as two different driveways (entry/exit) for the car park. Public transport is in direct vicinity (bus 100 m). The 4 storey historical corner building with a brick facing facade has a bank hall in the ground floor. The 2nd floor and the attic seem to be vacant. A third party tenant (Randstad) is occupying the first floor along Bismarckstrasse. The property is in a good state of repair (e.g. new windows). Sufficient parking spaces are located at the rear of the building. The total net area comprises: Office 1425 sqm, Bank hall 233 sqm, Storage 368 sqm, Safe 143 sqm, Residential 114 sqm, Parking (outside) 30 spaces, Of the total net area of 2283 sqm there are 716 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.6 Years	157.151 €	215.696 €	3.420.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23134 **ZIP: 52353** **Düren** **Zollhausstrasse 34** **Nordrhein-Westfalen**	The subject property is located on a local shopping street in a suburb of Düren. Next door is the city council of Düren. The car park at the rear of the building is accessible via a drive through on the left hand side of the building, where the entrance for the residential units is also located. Public transport is in direct vicinity (bus 10 m). The 3 storey 1970/80s flat roofed building with a brick facing facade is mostly vacant. A former bank hall on the ground floor is vacant, whereas at least part of the 1st and 2nd floor seems to be occupied by residents. Parking is provided in the courtyard behind the building. The windows are still the original ones. The total net area comprises: Retail 206 sqm, Safe 82 sqm, Parking (outside) 6 spaces. Of the total net area of 288 sqm there are 288 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	29,648/100 NO NO 0.0 Years	00 €	26.611 €	350.000 €
ID: 23139 **ZIP: 40477** **Düsseldorf** **Kaiserswerther Str. 10** **Nordrhein-Westfalen**	The property is located in a good residential and retail area of Düsseldorf. The distance to the core city centre is approx. 1.3 km. The nearby vicinity is dominated by individual local shop units for day-to-day needs and restaurants. Alternative use would possibly be as a restaurant. 5 storey construction with brick and tile/glass facade. The ground floor is used as retail space while the remaining space is office/residential. The total net area comprises: Office 243 sqm, Bank hall 350 sqm. Of the total net area of 593 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	2.629,65/10.000 NO NO 5.0 Years	119.642 €	119.052 €	2.230.000 €
ID: 23141 **ZIP: 40212** **Düsseldorf** **Königsallee 35-44** **Nordrhein-Westfalen**	The trophy property is located on Düsseldorf's prime retail street, the Königsallee. The corner location directly on one of the bridges grants high visibility. The rear of the building stretches to "Breite Strasse", a very good office location as well. Neighbouring buildings are occupied by Deutsche Bank and Commerzbank. On the other side of the Königsalle is "Sevens", the well known shopping centre. 8 storey office building in prime location. The appealing building has a tiled stone facade with large windows. The total net area comprises: Office 29515 sqm, Bank hall 2433 sqm, Retail 163 sqm, Storage 3233 sqm, Parking (inside) 224 spaces. Of the total net area of 35344 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 14.8 Years	6.894.483 €	7.261.484 €	132.810.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23142 **ZIP: 37574** **Einbeck** **Altendorfer Strasse 7** **Niedersachsen**	The property is situated in the city centre of Einbeck, less than 100 m from the pedestrianised area on an inner city main road. There are predominantly mixed buildings around. The property is a 3 floored office building with a plastered facade. The condition of the main entrance area is good-medium. The total net area comprises: Office 185 sqm, Bank hall 181 sqm, Storage 44 sqm, Parking (outside) 3 spaces. Of the total net area of 411 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	33.242 €	28.776 €	380.000 €
ID: 23143 **ZIP: 48282** **Emsdetten** **Frauenstr, 3** **Nordrhein-Westfalen**	The property is located directly at the marketplace in the city centre of Emsdetten. All local shopping amenities are to be found in direct vicinity. Public transport facilities are reached easily from the subject property. This 3 storey building with a brick facade and pre-fab metal slab elements, has a bank hall on the ground floor and office/doctor practices on the floors above. There is no visible vacancy. There is no on site parking provided, but sufficient public parking spaces around. The facade needs some cleaning. The total net area comprises: Office 251 sqm, Bank hall 251 sqm, Safe 182 sqm, Residential 88 sqm, Other Items 1 sqm. Of the total net area of 773 sqm there are 88 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 75 NO 3.0 Years	50.751 €	53.075 €	630.000 €
ID: 23144 **ZIP: 50374** **Erftstadt** **Herrigerstr. 1** **Nordrhein-Westfalen**	The property is located in the city centre next to the marketplace. Public transport facilities are in the immediate vicinity. A separate entrance for the residential units is located on the right hand side of the building, whereas the bank hall's entrance is in the middle of the building. The 3 storey historic building with a tilted roof and a plastered facade has a bank hall on the ground floor and most likely office space on the first floor and residential units above. The facade and the windows need some cleaning and perhaps repainting. The total net area comprises: Office 121 sqm, Bank hall 168 sqm, Safe 130 sqm, Residential 86 sqm. Of the total net area of 504 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.7 Years	38.955 €	37.225 €	610.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23146 **ZIP: 52249** **Eschweiler** **Grabenstr. 73** **Nordrhein-Westfalen**	The property is located on the main shopping street of Eschweiler opposite of a small marketplace. At the end of Grabenstrasse is the department store of "P&C". Public transport is reached easily. The 4 storey terraced historic building with a stone slab facade accommodates a bank hall on the ground floor and office units above. It seems that property no. 75 is above the ground floor of no. 73 (i.e. bank hall). The property is in a good state of repair including new windows. There are no parking spaces provided on site. The total net area comprises: Office 131 sqm, Bank hall 190 sqm, Safe 28 sqm, Residential 74 sqm. Of the total net area of 422 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.9 Years	54.747 €	53.692 €	970.000 €
ID: 23149 **ZIP: 45257** **Essen** **Kupferdreherstr. 161** **Nordrhein-Westfalen**	The property is located on a high street in a residential/industrial area of Essen. The core city centre is approx. 8 km north of the subject property. The residential quality can be described as average to low and is mainly dominated by social housing. The building is a 2 storey brick construction with a pitched roof. The appearance is typical for this type of property. While the ground floor is used as a retail banking unit, the top floors are used as offices and residential flats. The total net area comprises: Office 75 sqm, Bank hall 177 sqm, Safe 62 sqm, Residential 105 sqm, Parking (outside) 2 spaces. Of the total net area of 419 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	38.439 €	35.676 €	650.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23150 **ZIP: 45127** **Essen** **Lindenallee 4** **Nordrhein-Westfalen**	The property is located in the major inner-city retail area of Essen. The location is dominated by pedestrian shopping streets and large office complexes. The buildings in close proximity are occupied by well established German retailers such as Galeria Kaufhof and Hallhuber. The central train station "Hauptbahnhof" can be reached via a large square and is approximately 150 m away. While the area closer to the Hauptbahnhof is dominated by retailers the other side is dominated by office buildings, predominantly banks such as Deutsche Bank, SEB and the Sparkasse. The building is a 6 to 10-storey concrete construction with a tiled facade. The ground floor is used as a retail banking unit while the remaining floors are used as office space. The total net area comprises: Office 5499 sqm, Bank hall 1119 sqm, Storage 123 sqm, Safe 447 sqm, Parking (inside) 25 spaces. Of the total net area of 7187 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	623.674 €	818.663 €	12.310.000 €
ID: 23151 **ZIP: 73728** **Esslingen** **Ritterstraße 7** **Baden-Württemberg**	The property is located in the historic city centre of Esslingen. The surrounding is dominated by small retailers. The buildings in the direct neighbourhood are similar in usage and condition. The vacancy level in that area seems to be very low. The property has four floors and is in a good condition. The ground floor is used as banking branch of Dresdner Bank, the upper three floors are used as offices. The facade on the ground floor is cladded with stone. The total net area comprises: Office 792 sqm, Bank hall 221 sqm, Safe 320 sqm, Parking (inside) 1 space. Of the total net area of 1334 sqm there are 220 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	117.133 €	128.839 €	2.170.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23152 **ZIP: 53879** **Euskirchen** **Alleestr. 3** **Nordrhein-Westfalen**	The subject property is located just outside the city centre next to the "Parkhotel" with the local train and bus station being right opposite. The car lot can be accessed by a drive through next to the bank hall's entrance. The 3 storey 1960/70s terraced building with a stone slab facade has the bank hall on the ground floor and additional office space as well as some residential units above. There is some visible vacancy. Sufficient parking spaces are provided at the rear side of the building. The facade has some light cracks, whereas the windows seem to be relatively new. The total net area comprises: Office 65 sqm, Bank hall 575 sqm, Storage 419 sqm, Residential 354 sqm, Parking (inside) 5 spaces, Parking (outside) 17 spaces. Of the total net area of 1413 sqm there are 65 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	112.441 €	114.848 €	1.830.000 €
ID: 23153 **ZIP: 91301** **Forchheim** **Kolpingplatz 4** **Bayern**	The property is located in the city of Forchheim which is situated in the north of Bavaria, some kilometres northeast of Nuremberg. There is a bus station on the other side of the street and the city centre is about 500 m away. The property comprises a 3-story standalone office building with a detached flat roofed Dresdner Bank branch building. There are parking lots at the back of the building. The total net area comprises: Office 330 sqm, Bank hall 363 sqm, Safe 202 sqm, Parking (inside) 2 spaces, Parking (outside) 18 spaces. Of the total net area of 894 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	77.510 €	71.742 €	1.050.000 €
ID: 23154 **ZIP: 67227** **Frankenthal** **Friedrich-Ebert-Str. 7** **Rheinland-Pfalz**	The subject property is located opposite the "Finanzamt" in a quiet side street with mostly residential flats in the neighbourhood. It is situated back to back with the property "Westl. Ring" close to the city centre. Public transportation facilities are approx. 500 m away. This 3 storey historic building with a brick facade accommodates three residential units. The property is in a good state of repair. Behind the building is a parking deck, which is shared with the neighbouring property Westl. Ring. The total net area comprises: Residential 362 sqm, Other 57 sqm, Parking (outside) 17 spaces. Of the total net area of 418 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.9 Years	20.935 €	28.708 €	390.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23155 **ZIP: 67227** **Frankenthal** **Mühlstr. 11-13** **Rheinland-Pfalz**	The property is located in a secondary street close to the main shopping street. The train station is approx. 800 m away. The vacant small retail unit on the ground floor of a 4 storey building is most likely in part ownership with various office/residential units above. The space is very dark, narrow and therefore probably difficult to let. The facade needs refurbishment. No parking spaces are available. The total net area comprises: Bank hall 176 sqm. Of the total net area of 176 sqm there are 176 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	225,31/1.000 NO NO 0.0 Years	00 €	16.908 €	220.000 €
ID: 23156 **ZIP: 67227** **Frankenthal** **Westl.-Ringstr. 27** **/F.-Ebert-S** **Rheinland-Pfalz**	The complex is located in a secondary retail street with some small shops and restaurants — although mainly residential. It is situated back to back with the property "Friedrich Ebert Str. 7" close to the city centre. Public transportation facilities are approx. 500 m away. The 3 storey complex comprises a new (pre-fab stone slab facade) and an old building (plastered facade). The bank hall is on the ground floor whereas office space is above (also occupied by third party tenants). Some vacancy exists. The properties are in a good state of repair. Behind the building is a parking deck, which is shared with the neighbouring property Friedrich Ebert Str. 7. The total net area comprises: Office 1144 sqm, Bank hall 721 sqm, Storage 202 sqm, Safe 115 sqm, Parking (outside) 18 spaces. Of the total net area of 2182 sqm there are 860 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.5 Years	123.739 €	198.567 €	2.970.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23158 **ZIP: 85354** **Freising** **Obere Hauptstraße 10** **Bayern**	Inner city; lots of shops in direct neighbourhood; pedestrian zones around; very good infrastructure. Inner city property in average condition; plaster facade and wooden double windows; well situated entrance; retail on ground floor and office on upper floors; annex/extension of the property into backyard: metal/glass facade; average condition. The total net area comprises: Office 542 sqm, Bank hall 431 sqm, Retail 119 sqm, Storage 18 sqm, Parking (inside) 4 spaces. Of the total net area of 1109 sqm there are 162 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	515,85/1.000 NO NO 4.4 Years	166.800 €	197.370 €	3.470.000 €
ID: 23159 **ZIP: 61169** **Friedberg** **Ludwigstraße 36** **Hessen**	The property is located in a secondary location with small retail branches, restaurants and residential space in the adjacent properties. Public transport facilities are not immediately visible. The 3 storey out of date building with a mainly plastered facade accommodates a bank hall on the ground floor and office space above. The 2nd floor seems to be vacant. Parking is provided opposite the building along Hanauer Strasse. Although new windows have been put in place the building needs some refurbishment to increase marketability. The total net area comprises: Office 258 sqm, Bank hall 443 sqm, Storage 443 sqm. Of the total net area of 1143 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.7 Years	91.137 €	83.430 €	1.080.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23160 **ZIP: 36037** **Fulda** **Universitätsplatz 7** **Hessen**	The subject property is located directly at the corner of the "Universitätsplatz", where department stores of "Karstadt" and "Kaufhof" are located as well as branches of Deutsche Bank and Volksbank. The building is highly visible. Public transport facilities as well as public parking spaces are in the immediate vicinity. The 4 storey flat roofed historic building with a stone slab facade and a big balcony on the first floor has a bank hall on the ground floor and office units above (tax advisers). The entrance for the office space is on the left hand side of the building on Universitätsplatz. There is no visible vacancy. There are some parking spaces on site accessible via a driveway from Rabanusstr. The property is in a good state of repair. The total net area comprises: Office 1685 sqm, Bank hall 269 sqm, Storage 413 sqm. Of the total net area of 2367 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.7 Years	250.151 €	204.805 €	3.720.000 €
ID: 23162 **ZIP: 82538** **Geretsried** **Egerlandstr.** **(Parkplatz)** **Bayern**	Situated in the north part of Geretsried, at the end of the main shopping street (no pedestrian zone). Regular mixed property with residential use on upper and lower floors and retail on ground floor; plaster facade; hard to re-let. The total net area comprises: Bank hall 179 sqm, Safe 122 sqm, Parking (inside) 1 space. Of the total net area of 301 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	21,1953/1.000 NO NO 4.0 Years	36.433 €	27.700 €	500.000 €
ID: 23163 **ZIP: 82110** **Germering** **Kleinfeldstr. 2/** **Untere Bahnh** **Bayern**	Located in the centre of Unterpfaffenhofen which belongs to Germering; rapid rail and shopping in immediate vicinity; main street. Glass/metal facade in good condition; high visibility; property well situated. The total net area comprises: Office 153 sqm, Bank hall 171 sqm, Parking (inside) 3 spaces, Parking (outside) 3 spaces. Of the total net area of 324 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	93,14/1.000 NO NO 4.0 Years	63.797 €	53.339 €	900.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23164 **ZIP: 35390** **Gießen** **Frankfurter Straße 4** **Hessen**	The property is located in the city centre of Giessen. There is a pedestrian bridge in front of the building, connecting the property to the shopping area of Giessen. A bus stop is 50 m away. The highways A45 and A485 can be reached within a few minutes from the city centre. Frankfurt is situated some 55 km to the south. The property is a 4-story building. There are 2 building parts connected, an old building part and a newer one. The quality standard of the office space can be described as average. There are 2 entrances and stairways in the building, one is exclusively used by Dresdner Bank. Other tenants in the building are Debeka and a doctor's practice. The total net area comprises: Office 2901 sqm, Bank hall 515 sqm, Storage 462 sqm, Safe 97 sqm, Other 129 sqm, Parking (inside) 7 spaces, Parking (outside) 42 spaces. Of the total net area of 4104 sqm there are 236 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.6 Years	391.502 €	407.546 €	7.040.000 €
ID: 23166 **ZIP: 67269** **Grünstadt** **Friedrich-Ebert-Str. 19** **Rheinland-Pfalz**	The subject property is located near the local train station with Hypovereinsbank and Sparkasse as neighbours. It is accessible from both Friedrich Ebert Strasse and Bahnhofstrasse. Sufficient public car parking is provided. The modern 2 storey building with a plastered facade accommodates the bank hall in the ground floor and office space (let to an insurance company) above. The facade needs a cleaning, but generally the property is in a good state of repair. No parking spaces available. The total net area comprises: Office 140 sqm, Bank hall 162 sqm, Safe 147 sqm, Parking (outside) 3 spaces. Of the total net area of 449 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.4 Years	40.002 €	36.410 €	680.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23167 **ZIP: 51643** **Gummersbach** **Kaiserstr. 30** **Nordrhein-Westfalen**	The subject property is located in the city centre of Gummersbach within the pedestrian zone. Opposite is a "Karstadt" department store and a Commerzbank building. The subject property is not highly visible as the neighbouring property narrows the street along the building. Public transport is reached easily from the property. The 4 storey terraced 1980s building with a pre-fab glazed stone slab facade accommodates a bank hall on the ground floor and office units above. The 2nd and 3rd floor seem to be vacant. Parking is provided in a small indoor garage at the back of the building. The property is in a good state of repair. The total net area comprises: Office 869 sqm, Bank hall 194 sqm, Safe 125 sqm, Parking (outside) 2 spaces. Of the total net area of 1188 sqm there are 553 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	86.744 €	113.694 €	1.560.000 €
ID: 23168 **ZIP: 33330** **Gütersloh** **Münsterstrasse 11-13** **Nordrhein-Westfalen**	The property is located in the city centre of Gütersloh close to a pedestrianised area. There is a parking block across the street. The property is a 2 floored building with fitted-out attic. There are parking lots to the back of the building. The total net area comprises: Office 1061 sqm, Bank hall 794 sqm, Safe 635 sqm, Residential 153 sqm, Parking (outside) 24 spaces. Of the total net area of 2643 sqm there are 636 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 1.0 Years	142.203 €	165.793 €	2.050.000 €
ID: 23169 **ZIP: 58135** **Hagen** **Berliner Str. 124** **Nordrhein-Westfalen**	The subject property is located in the city centre of Hagen just off the main pedestrian zone. Bus lines are routed along Berliner Strasse. The tube station is approx. 500 m away. The 5 storey historical building with a stone facade provides a bank hall on the ground floor and residential units on the upper floors. Apparently only 3 of 8 residential units are currently let. The parking spaces provided are probably accessible from Corbacher Strasse (no signposts found). The property is in a good state of repair. The total net area comprises: Office 144 sqm, Bank hall 293 sqm, Storage 144 sqm, Residential 393 sqm, Parking (outside) 3 spaces. Of the total net area of 974 sqm there are 323 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	34.446 €	59.691 €	690.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23171 **ZIP: 21029** **Hamburg** **Alte Holstenstr. 63** **Hamburg**	The Property is located in Hamburg-Bergedorf. The Bergedorf district has 117,000 inhabitants. The subject property is situated in a good inner city location not far from the S-Bahn station of Bergedorf (16 km to city). It is located on a traffic junction with a highly frequented street. The property is located opposite the end of the pedestrian zone. There are existing plannings for a development of the S-Bahn station. This station is located 200 m from the property. If this development is carried out, the surrounding will be upgraded. The 4 floor main building hosts the branch of Dresdner Bank on ground floor level, the adjoining building has 3 floors only. The upper floors provide office space. The back of the building is let to a tax-accountant. The overall condition is good, although refurbishments here and there might be necessary. The wooden windows are undamaged, as is the tiled roof. The total net area comprises: Office 451 sqm, Bank hall 161 sqm, Storage 72 sqm, Safe 89 sqm, Residential 185 sqm. Of the total net area of 957 sqm there are 185 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.4 Years	85.750 €	84.002 €	1.260.000 €
ID: 23172 **ZIP: 20097** **Hamburg** **Beim Strohhause 32** **Hamburg**	The subject property is located in the quarter of Borgfelde around 1,5 km from the city centre and around 50 m from S-Bahn and subway station Berliner Tor, which provides a very good connection to public transport. The surrounding buildings are predominantly commercial facilities, but provide residential units too. The property is a 5 floor building with a red brick facade, which is used by commercial tenants. The branch of Dresdner Bank used to be on the ground floor level, which is currently vacated. The ground floor has metal windows, the upper floors are equipped with wooden windows. There is some visible damage, the building seems due for refurbishment. The total net area comprises: Office 337 sqm, Bank hall 16 sqm, Storage 78 sqm, Residential 74 sqm, Parking (outside) 5 spaces. Of the total net area of 506 sqm there are 350 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.2 Years	12.431 €	34.671 €	430.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23173 **ZIP: 20354** **Hamburg** **Drehb.1/** **Dammtorstr.1/Valer** **Hamburg**	The subject property is located in the city centre of Hamburg, right where the character of the surrounding shifts from a primarily retail- to a primarily office-dominated one, which makes it one of the top locations in Hamburg. The connections to public transport are very good, distance to main central station is 1 km, to the highway 7 km and to the airport around 12 km. There are many retail and restaurant facilities around, across the street the Hamburg opera is located. The property is a 9 floor red brick building with a front of approx. 130 m. The upper 3 floors each stand back a bit from the lower floor, forming a terraced shape. The ground floor provides retail facilities. There is access to an 2-level indoor parking facility (50 units) from Drehbahn. There is an inner courtyard in the middle of the site. A canteen is located on the 2nd floor. The property is currently under refurbishment. The refurbishment will be completed mid 2006. The refurbished spaces are in a good condition, so are the entrance areas. The tenant Colt Telecom invested a lot of money in their technical facilities. The total net area comprises: Office 19961 sqm, Bank hall 520 sqm, Retail 1606 sqm, Storage 3732 sqm, Other 187 sqm, Parking (inside) 50 spaces, Other Items 1 sqm. Of the total net area of 26006 sqm there are 954 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 11.8 Years	4.138.598 €	3.993.994 €	78.280.000 €
ID: 23174 **ZIP: 20249** **Hamburg** **Eppendorfer Landstr.** **12 Hamburg**	The subject property is situated in the quarter of Eppendorf, which is characterised by exclusive residential facilities. The surrounding along Eppendorfer Landstraße and in side streets is characterised by many small but high class retail facilities. The property is situated in a representative refurbished art nouveau building with 5 floors and fitted out attic, which is in a very good condition. The Dresdner Bank branch on ground floor level is in a good condition, too, entrance area, landscaping and outside pavement is well taken care of, as are the plastic doors and windows. There are no visible damages. The total net area comprises: Bank hall 216 sqm, Safe 104 sqm. Of the total net area of 320 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	10.135/100.000 NO NO 5.0 Years	43.979 €	40.195 €	650.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23175 **ZIP: 22305** **Hamburg** **Fuhlsbüttler Str. 147** **Hamburg**	The subject property is located in the quarter of Barmbek around 5 km from city centre. There is a good connection to the public transport system by S-Bahn and subway station Barmbek. The surrounding is characterised mainly by residential facilities, but provides retail and smaller commercial units as well. The subject property is located in a 5-floor (plus attic) flat roofed building with a red brick facade on the upper floors and a sandstone facade on ground floor level. It is located on a highly frequented street and is equipped with apparently undamaged plastic windows. The overall condition of the property is good. The total net area comprises: Bank hall 251 sqm, Safe 144 sqm. Of the total net area of 396 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	415/1.438 NO NO 5.0 Years	47.292 €	38.897 €	590.000 €
ID: 23176 **ZIP: 21073** **Hamburg** **Lüneburger Strasse 47** **Hamburg**	The subject property is located in the very centre of the suburb of Harburg around 9 km from Hamburg city centre. Right at the beginning to the pedestrianised area, and next to the shopping mall Harburg arkaden, the weekly market and the town hall, the location of the property is very good. Transport is provided by the Harburger Ring, 6 bus lines and the S-Bahn. The surrounding is characterised, among others, by Karstadt and Peek & Cloppenburg. The property is a representative 4-floor building with a tiled roof which is in a very good condition. The facade is a mix of red brick and sandstone. The total net area comprises: Office 1308 sqm, Bank hall 441 sqm, Safe 239 sqm, Parking (outside) 2 spaces. Of the total net area of 1987 sqm there are 163 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1000/1000 NO NO 6.0 Years	283.400 €	274.627 €	5.170.000 €
ID: 23177 **ZIP: 22765** **Hamburg** **Museumsstr. 31** **Hamburg**	The subject property is located in the quarter of Altona, around 100 m from the IC- and S-Bahn station and around 3 km from Hamburg city centre. The property is a white plastered 4-floor building with a tiled roof and fitted-out attic. The overall condition of the property is good. There are separate entrances to the office and residential units. There are metal windows on ground floor level. The total net area comprises: Office 1134 sqm, Storage 57 sqm, Safe 170 sqm, Residential 903 sqm. Of the total net area of 2264 sqm there are 1219 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.6 Years	64.065 €	166.468 €	2.370.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23179 **ZIP: 63450** **Hanau** **Am Markt 10** **Hessen**	The subject property is located in the heart of the city centre of Hanau directly in the pedestrian zone with a department store of "Kaufhof" opposite. A bus and taxi station is within 50 m. Public parking is also provided within 50 m. The 4 storey historical building with a plastered facade has a bank hall on the ground floor and office space on the upper floors. There is no visible vacancy. There are no on site parking facilities provided. The subject property is in a good state of repair. The total net area comprises: Bank hall 237 sqm, Storage 167 sqm, Of the total net area of 404 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	358,73/1.000 NO NO 6.0 Years	76.105 €	63.864 €	1.420.000 €
ID: 23180 **ZIP: 63450** **Hanau** **Nürnberger Straße 4** **Hessen**	The property is a very good location on the opposite site of an inner city shopping centre "City Center" (Karstadt, Saturn, etc.), the main pedestrian zone of Hanau begins in approx. 200 metre distance. Various shops and offices are predominantly in the direct vicinity. Public transport facilities are directly accessible. The property was built in 1991 and offers for the location a very good fit out with raised floors, suspended ceilings, partly air-conditioning etc, the 5 storey modern building with a plastered facade is part of a complex with Nürnberger Str. No. 2. A bank hall is located on the ground floor whereas office space is provided on the upper floors. Parking spaces are provided in the basement garage and also behind the building. The property is in a good state of repair. The total net area comprises: Office 2265 sqm, Bank hall 196 sqm, Storage 100 sqm, Parking (inside) 30 spaces. Of the total net area of 2561 sqm there are 513 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	377/1.000 NO NO 6.0 Years	271.073 €	283.598 €	5.130.000 €
ID: 23181 **ZIP: 30159** **Hannover** **Prinzenstr. 5** **Niedersachsen**	The subject property is situated in the centre of Hanover, about 100 m from the pedestrianised area in a surrounding characterised by office buildings and the Hanover opera and theatre. The surrounding buildings are in medium quality with various users, next door is the Hanover theatre. The property is a 5 floor building with basement and a brownish plastered facade, the quality is medium. There is parking indoors or in the backyard of the building. The total net area comprises: Office 1878 sqm, Storage 268 sqm, Parking (inside) 9 spaces. Of the total net area of 2145 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	171.794 €	175.980 €	2.370.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23182 **ZIP: 30159** **Hannover** **Rathenaustr. 4** **Niedersachsen**	The subject property is situated in the centre of Hanover, about 100 m from the pedestrianised area in a surrounding characterised by office buildings and the Hanover opera theatre. The surrounding buildings are in good quality, mainly used by other banks, across the street is the Hanover opera. The property comprises two buildings of which one is a 4 floor neo-classical building which is in a good condition. It has a sandstone facade, a representative bank hall, offices and a canteen on the top floor. The access to the office is granted through an internal representative staircase which currently only has access through the bank hall. The building with a separate access from Sophienstraße comprises offices. Both buildings are currently connected. The total net area comprises: Office 3722 sqm, Bank hall 1112 sqm, Storage 1009 sqm, Safe 977 sqm, Parking (outside) 10 spaces. Of the total net area of 6822 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 10.0 Years	616.569 €	514.626 €	10.490.000 €
ID: 23183 **ZIP: 30449** **Hannover** **Schwarzer Bär 6** **Niedersachsen**	The subject property is situated around 1 km east of Hanover city centre in a mixed commercial/residential area. Schwarzer Bär is a strongly frequented 4 lane magistrale including a tram line (currently construction work underway). There is a tram stop around 30 m away and a bus stop around 100 m away. The area is of medium quality, there are many cheaper retail and office facilities in the direct surrounding. The property is in a 6 floor mixed commercial/residential building in art nouveau style with a plastered facade on the upper floors, and a granite-cladded facade on ground floor level (medium overall condition). The property is situated on ground floor level. The total net area comprises: Office 172 sqm, Bank hall 165 sqm, Safe 50 sqm. Of the total net area of 387 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1.530/10.000 NO Yes 1.0 Years	38.930 €	34.138 €	420.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23184 **ZIP: 30179** **Hannover** **Vahrenheider Markt 4** **Niedersachsen**	The subject property is situated in a sub-centre shopping street close to Hanover University, approximately 1 km north of the city centre. There are predominantly smaller retail facilities and a supermarket on ground floor level, residential units in the upper floors (similar to subject property). Engelbosteler Damm is a 2 lane street which is fairly busy. The surrounding properties are medium-good quality. The property is located in a 4 floor mixed office/residential building, which is cladded with red brick. The house is in good quality, and so is the entrance to the property. There are around 10 m shopping windows. The total net area comprises: Office 58 sqm, Retail 169 sqm, Parking (outside) 5 spaces. Of the total net area of 227 sqm there are 227 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	00 +133/10.000 NO NO 0.0 Years	00 €	20.577 €	220.000 €
ID: 23187 **ZIP: 74072** **Heilbronn** **Kaiserstr. 37** **Baden-Württemberg**	The property is located at the fringe of the pedestrian area. A tram station is about 50 m away. The "Kaiserstr." is a main arterial road of Heilbronn. The area is dominated by office buildings and buildings with retail units. Two other banks are located in the immediate vicinity. The property is an old elegant building in a good condition. The building has four storeys. The building has a large staircase and looks elegant. The total net area comprises: Office 983 sqm, Bank hall 420 sqm, Safe 482 sqm. Of the total net area of 1885 sqm there are 347 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	178.218 €	192.163 €	3.370.000 €
ID: 23189 **ZIP: 44623** **Herne** **Heinrichstr. 8** **Nordrhein-Westfalen**	The property is located in a sidestreet just off the main shopping street with predominantly office and residential use. The car park is accessible via Schäferstrasse. The 4 storey 1970/80s terraced building with a stone slab facade accommodates a bank hall on the ground floor with a separate exit to the parking lot towards Schäferstrasse. The office space above seems to be partly vacant. The windows are still the original ones. The property is in a good state of repair. The total net area comprises: Office 621 sqm, Bank hall 464 sqm, Safe 369 sqm, Parking (outside) 17 spaces. Of the total net area of 1453 sqm there are 414 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	61.331 €	81.150 €	1.050.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23191 **ZIP: 95028** **Hof** **Poststraße 2** **Bayern**	The property is located in Hof, which is situated in the northern part of Bavaria, close to the border to Saxony. The location can be described as an inner city with access to a pedestrianised area. There are several highways around Hof: the A9 to the west, A72 to the north and A33 to the east. The property is a 5-storey office building with a Dresdner Bank branch on the ground floor. The facade is plastered and has some red painted elements. There are smaller buildings attached on both sides of the building. The total net area comprises: Office 777 sqm, Bank hall 301 sqm, Safe 192 sqm. Of the total net area of 1269 sqm there are 420 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	73.381 €	82.367 €	1.120.000 €
ID: 23192 **ZIP: 58636** **Iserlohn** **Am Dicken Turm** **(Kfz-Stellpla** **Nordrhein-Westfalen**	The car park is located just off the main shopping area, but is highly frequented. Open modern parking deck comprising some 30 car parks with two separate entry/exit driveways each having a barrier. The total net area comprises: Parking (inside) 30 spaces, Other Items 1 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	369/1.250 45 NO 1.0 Years	5.522 €	10.800 €	140.000 €
ID: 23193 **ZIP: 58636** **Iserlohn** **Schillerplatz 1** **Nordrhein-Westfalen**	The subject property is located in the city centre of Iserlohn marking a whole building complex ("Am Dicken Turm" and "Schillerplatz"). Opposite the building is a department store of "Karstadt" and branches of Deutsche Bank and the Stadtsparkasse. Public transport facilities are in direct vicinity. This 4 storey 1970/80s corner building with a stone slab facade accommodates a bank hall on the ground floor and office units on the upper floors. The building complex stretches along "Am Dicken Turm" and "Schillerplatz", each marketplace having access to the bank hall. A further entrance is provided for the office units above. There is no visible vacancy. There is no visible on site parking provided. The windows are the original ones and the facade needs some cleaning or repainting. The total net area comprises: Office 1861 sqm, Bank hall 1160 sqm, Storage 504 sqm, Safe 108 sqm, Residential 103 sqm, Parking (inside) 7 spaces. Of the total net area of 3736 sqm there are 103 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	271.343 €	277.061 €	4.140.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23194 **ZIP: 52428** **Jüllch** **Wilhelmstr. 1** **Nordrhein-Westfalen**	The property is located at the corner of Gr. Ruhrstrasse/Wilhelmstrasse, the former being a small shopping street (no pedestrian zone). The car park is accessible via Wilhelmstrassc. Next door is the financial authority of Jülich. Public transport is in direct vicinity. The 3 storey 1950/60s corner building with a stone slab facade accommodates a bank hall on the ground floor and offices above. Apparently there is one unit vacant. Parking is provided behind the building. The property is in a good state of repair (windows seem to be new). The total net area comprises: Office 251 sqm, Bank hall 231 sqm, Storage 170 sqm, Residential 48 sqm, Parking (outside) 16 spaces. Of the total net area of 700 sqm there are 48 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	91.382 €	95.750 €	1.640.000 €
ID: 23195 **ZIP: 67655** **Kaiserslautern** **Eisenbahnstr. 5** **Rheinland-Pfalz**	The property is located in the city centre close to the pedestrian zone. There are three entrances along the ground floor. Public transport facilities as well as public parking spaces are in direct vicinity. The 3 storey 1950/60s building with a stone slab facade comprises a bank hall on the ground floor and office space above. Apparently there is one unit vacant. The facade and windows need some cleaning/refurbishment. No on site parking spaces are available. The total net area comprises: Office 568 sqm, Bank hall 369 sqm, Storage 254 sqm, Safe 57 sqm. Of the total net area of 1247 sqm there are 280 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	70.356 €	102.824 €	1.670.000 €
ID: 23196 **ZIP: 76133** **Karlsruhe** **Karl-Friedrich-Str.7/** **Zähringe** **Baden-Württemberg**	The property is located in the pedestrianised zone of Karlsruhe on an old historic square. A tram station is in front of the building. The neighbourhood is dominated by similar buildings. The property used by the bank is a historic, renovated building. One side is cladded with stone. The property has about 20 parking spaces on the inside. The building is in very good condition. The total net area comprises: Office 2591 sqm, Bank hall 568 sqm, Storage 490 sqm, Safe 110 sqm, Parking (outside) 2 spaces. Of the total net area of 3760 sqm there are 650 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 8.0 Years	290.258 €	355.451 €	6.440.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23198 **ZIP: 24103** **Kiel** **Andreas-Gayk-Str. 15** **Schleswig-Holstein**	The property is located in the extension road by the Sophienblatt next to several major retailers, e.g. Woolworth or Intersport. The main train station is within 5 minutes walking distance. Citibank, Norisbank and NordwestLotto are next to the building as well as the new town hall. The next highway interchange is 2.5 km away. The property is a G+4 building with banking facilities in the basement. The upper floors are for office use. There are only three tenants (Dresdner Bank, Koko von Knebel and FG Finanzservice AG). The ground floor is fully let while the upper floors are mainly vacant. The total net area comprises: Office 2288 sqm, Bank hall 616 sqm, Retail 234 sqm, Safe 273 sqm, Other 227 sqm, Parking (inside) 10 spaces, Parking (outside) 22 spaces. Of the total net area of 3638 sqm there are 565 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	381.093 €	342.762 €	6.480.000 €
ID: 23199 **ZIP: 56068** **Koblenz** **Clemensstraße 32** **Rheinland-Pfalz**	The tower is located in the city centre of Koblenz with the marketplace ("Zentralplatz") opposite. Next to the subject property is a newly developed shopping centre with office space on the top levels. The property is accessible via Clemensstrasse and Görgenstrasse. Public transport is located directly in front of the property. This 8 storey 1970s high rise building with a pre-fab metal slab facade accommodates the bank hall on the ground floor and office space above. There seems to be some vacancy. Along Görgenstrasse a third of the facade is covered by ventilation slots. The windows and the facade are in their original state of repair. The total net area comprises: Office 2887 sqm, Bank hall 1141 sqm, Storage 984 sqm, Residential 95 sqm, Parking (inside) 46 spaces. Of the total net area of 5106 sqm there are 323 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.9 Years	382.574 €	404.162 €	6.320.000 €
ID: 23200 **ZIP: 50667** **Köln** **Brüderstr. 3** **Nordrhein-Westfalen**	The property is located opposite Colognes Schauspielhaus theatre and close to the opera. While the location is about 200 m away from the subway station and has very good retail space the micro location is only of B quality due to relatively low visibility and the fact that most people will only pass the subject property in order to get somewhere else. 4-storey building with stone tile facade. While the ground floor can be let as retail space, the top floors are primarily for residential use. The total net area comprises: Bank hall 258 sqm, Storage 116 sqm. Of the total net area of 374 sqm there are 374 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	388,334/1.000 NO NO 0.0 Years	00 €	68.783 €	1.180.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23201 **ZIP: 50668** **Köln** **Enggasse 3a/b, Tunisstr. 27** **Nordrhein-Westfalen**	The property is located in an established office area in the city centre of Cologne. With the Hauptbahnhof just a few minutes walk away, the area benefits from good infrastructure and central location. Neighbouring buildings are occupied mainly by banks such as Sal Oppenheim, Deutsche Bank and Commerzbank. The building is located at a crossing and therefore offers good visibility. The building "Unter Sachsenhausen 5" is located on the other side of the crossing. 7-storey office building with tiled stone facade. The total net area comprises: Office 2956 sqm, Storage 848 sqm, Safe 197 sqm, Other 1 sqm, Parking (inside) 9 spaces. Of the total net area of 4002 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 1.0 Years	482.217 €	488.845 €	8.830.000 €
ID: 23203 **ZIP: 51103** **Köln** **Kalker Hauptstr. 193-195** **Nordrhein-Westfalen**	The property is located on a highly frequented and busy local high street in the "Kalk" district of Cologne with high footfall. The high street offers some attractive new developments such as the "Köln Arkaden" and all other typical high street shops. The retail unit next to the subject property is occupied by Edeka, while Schlecker and Kaufhof are just a few steps away. 5-storey building with metal coverings as a facade. Ground floor is used as retail and office space while the top floors are primarily residential use. The property has a limited amount of private parking spaces at the rear of the building. The retail part of the building is very deep and a conversion from its current use to retail has made efficient use of this "uneasy" structure (for example storage at the rear or office use). The total net area comprises: Bank hall 453 sqm, Parking (outside) 5 spaces. Of the total net area of 453 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	342,923/1.000 NO NO 4.0 Years	75.344 €	83.976 €	1.560.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23206 **ZIP: 50667** **Köln** **Unter Sachsenhausen 5-7** **Nordrhein-Westfalen**	The property is located in an established office area in the city centre of Cologne that is dominated by banks. With the Hauptbahnhof just a few minutes' walk away the area benefits from its good infrastructure and central location. Neighbouring buildings are occupied mainly by banks such as Sal Oppenheim, Deutsche Bank and Commerzbank. The building is located at a major crossing and therefore offers good visibility. The building "Enggasse 3", also in this portfolio, is located right across from this property. Highly visible 5 to 6-storey office corner-building with large stone tiling facade and recessed windows. The building is used as an office building with a retail banking unit on the ground floor. It is the Cologne headquarters of Dresdner Bank. While Dresdner Bank occupies the whole building there are unused offices within the building. Some of this unused space is relatively dated and would need refurbishment. The *building has an underground parking facility stretching over two floors.* The total net area comprises: Office 8747 sqm, Bank hall 2978 sqm, Storage 2664 sqm, Parking (inside) 94 spaces. Of the total net area of 14388 sqm there are 1574 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 15.0 Years	1.635.655 €	2.151.464 €	31.850.000 €
ID: 23209 **ZIP: 47829** **Krefeld** **Am Marktplatz 26** **Nordrhein-Westfalen**	The subject property is located directly in the city centre of Ratingen in the marketplace opposite the church. Due to its corner location the property is highly visible. Public transport facilities are in the direct vicinity. The 4-storey restored historical corner building accommodates a bank hall on the ground floor and office/residential space above. One residential unit is vacant. Two separate entrances for the bank hall and the office/residential units above. No parking facilities are on site. The property is in a good state of repair. The total net area comprises: Bank hall 238 sqm, Storage 93 sqm. Of the total net area of 331 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	4.053/10.000 NO NO 4.0 Years	44.728 €	46.480 €	800.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23210 **ZIP: 47798** **Krefeld** **Ostwall 101-107** **Nordrhein-Westfalen**	The subject property is located on the "Ostwall", a major thoroughfare through Krefeld, leading towards the main train station. Along Ostwall are predominately terraced houses with smaller retail units in the ground floor and office/residential units above. The main shopping area is located west of "Ostwall". Public transport is in direct vicinity (tram, bus and main train station). The 5 storey historical building with a plastered facade accommodates a bank hall on the ground floor (many small untypical pointed arc windows, therefore relatively dark retail unit) and office units above. A basement garage is provided and is accessible via Dreikönigenstr. There is no visible vacancy nor any third party tenants occupancy. The windows are slightly aged and the facade needs some cleaning. The total net area comprises: Office 2643 sqm, Bank hall 591 sqm, Storage 929 sqm, Parking (inside) 38 spaces, Parking (outside) 8 spaces. Of the total net area of 4163 sqm there are 462 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	367.633 €	372.783 €	6.970.000 €
ID: 23211 **ZIP: 95326** **Kulmbach** **Fritz-Hornschuch-Strasse 2** **Bayern**	The property is located in Kulmbach which is a city in the northern part of Bavaria. The border to Thuriniga is close. The city is known for its beer brewery. The property is a 5-storey office and retail building. It has a cladded facade. The retail units are on the ground floor as well as a Dresdner Bank branch. The total net area comprises: Office 259 sqm, Bank hall 296 sqm, Safe 180 sqm. Of the total net area of 734 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	261,942/1.000 NO Yes 4.0 Years	60.607 €	59.495 €	1.090.000 €
ID: 23212 **ZIP: 94405** **Landau an der Isar** **Marienplatz 3 (TE)** **Bayern**	The property is located on the central market square in Landau an der Isar. Direct surroundings are dominated by banks (Sparkasse, VR-Bank and Hypovereinsbank) as well as the local town hall and local authority. Some smaller cafes and bakeries occupy units alongside the square. The local bus station is directly opposite the building. 3 storey retail land office/residential building with plastered facade in a traditional Bavarian architecture style. The building is in good repair and the general condition can be described as good. The total net area comprises: Bank hall 172 sqm, Safe 44 sqm, Parking (outside) 5 spaces. Of the total net area of 216 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	250/1.000 NO Yes 4.0 Years	17.609 €	18.122 €	320.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23213 **ZIP: 70771** **Leinfelden** **Hauptstr. 91** **Baden-Württemberg**	The property is located on the main street of Leinfelden-Echterdingen. The traffic incidence is very high. The buildings in the neighbourhood have a similar usage, the ground floor is used by retailers and restaurants and there are apartments on the upper floors. The vacancy level seems to be very low. The property has five floors. The area used by the bank is located on the ground floor. The condition of the building is average. There are some defects in the plaster. Three parking lots in front of the property are reserved for bank clients. The total net area comprises: Bank hall 203 sqm, Safe 111 sqm, Parking (inside) 4 spaces. Of the total net area of 314 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	168,0/1.000 NO NO 4.0 Years	35.420 €	34.306 €	620.000 €
ID: 23214 **ZIP: 51379** **Leverkusen** **Kölner Str. 45** **Nordrhein-Westfalen**	The subject property is located in the regional city centre of Opladen, a suburb of Leverkusen. Next door is the Stadtsparkasse. Public transport facilities are reached easily. The 6 storey 1960s terraced building with a bank hall in the ground floor and residential units above has 12 balconies facing the high street. There is some visible vacancy. There are no visible on site parking facilities. The property has new windows but the facade needs cleaning. The total net area comprises: Bank hall 299 sqm, Storage 103 sqm, Parking (outside) 4 spaces. Of the total net area of 402 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	21,825/100 NO NO 4.0 Years	60.251 €	62.482 €	1.080.000 €
ID: 23218 **ZIP: 67059** **Ludwigshafen** **Bismarckstrasse 41** **Rheinland-Pfalz**	The property is located in Ludwigshafen which is between Frankfurt and Stuttgart. It is an inner city location with very good access to the pedestrianised area. The 5-story building has a Dresdner Bank branch on the ground floor and offices on the upper floors. It has a corner position. It has a cladded facade. The total net area comprises: Office 2119 sqm, Bank hall 388 sqm, Safe 355 sqm, Other 312 sqm, Parking (inside) 13 spaces. Of the total net area of 3174 sqm there are 1435 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	186.918 €	296.306 €	5.510.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23221 **ZIP: 55252** **Mainz-Kastel** **Mainzer Straße3** **Hessen**	Mainzer Strasse is a secondary retail location, with some small retail units (barber, etc.) though predominantly a residential area. Public transport is in the direct vicinity. The 3 storey 1970s corner building with a plastered facade accommodates a retail unit in the ground floor (former bank hall, now used by Deutsche Vermögensberatung) and offices above. Some space seems to be vacant. The facade and the windows need refurbishment. Entrance to other units are in the courtyard. The total net area comprises: Bank hall 135 sqm, Storage 31 sqm. Of the total net area of 166 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	331,948/1.000 NO NO 1.0 Years	15.848 €	15.061 €	220.000 €
ID: 23222 **ZIP: 68169** **Mannheim** **Mittelstr.6/** **Schimperstr. 2** **Baden-Württemberg**	The property is located at a prominent corner directly at "Alte Messplatz", which distributes the traffic coming from the central city over the "Kurpfalzbrücke" into various directions. The location is directly in the middle of Mannheim's district "Neckarstadt", of which the eastern part offers a simple standard of residential accommodation with a high proportion of foreign inhabitants while the western part is a quite popular place to live for students and families. The property offers a banking hall on the ground floor and 3 upper floors. The building has an historic facade and seems to be in good condition. The total net area comprises: Bank hall 244 sqm, Storage 21 sqm, Safe 153 sqm, Residential 626 sqm, Parking (outside) 2 spaces. Of the total net area of 1044 sqm there are 134 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.5 Years	76.542 €	85.175 €	1.410.000 €
ID: 23225 **ZIP: 95615** **Marktredwitz** **Bahnhofstr. 1-3** **Bayern**	The property is located in the centre of Marktredwitz. Marktredwitz is a small town in the northern part of Bavaria, located at highway A33 and about 40 km east of Bayreuth. The border to the Czech Republic is just 15 km to the east. The property is a 2-3-storey stand alone building. There is a Dresdner Bank branch on the ground floor. The floors are used as office space by Dresdner Bank. The total net area comprises: Bank hall 297 sqm, Safe 102 sqm, Parking (outside) 7 spaces. Of the total net area of 399 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	588,39/1.000 NO NO 4.0 Years	39.660 €	35.052 €	530.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23229 **ZIP: 74821** **Mosbach** **Kesslergasse 12/Ecke Garten** **Baden-Württemberg**	The building is located between the fringe of the pedestrian area and the main station of Mosbach. The dominant usage in the area is residential. Just some small retailers are in the direct neighbourhood. The bank uses the ground floor and second floor of the building. The yellow painted house is in an average condition and has some defects in the facade. The total net area comprises: Office 147 sqm, Bank hall 208 sqm, Safe 128 sqm. Of the total net area of 483 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	213,96/1.000 NO NO 4.0 Years	32.923 €	32.396 €	450.000 €
ID: 23230 **ZIP: 45468** **Mühlheim/Ruhr** **Hans-Böckler-Platz 2** **Nordrhein-Westfalen**	Hans Böckler Platz accommodates the "Forum" shopping centre, high rise residential buildings, office complexes (e.g. "Postbank") and part of a small shopping street. The total net area comprises: Bank hall 262 sqm, Safe 112 sqm. Of the total net area of 374 sqm there are 374 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	190/1000 NO NO 0.0 Years	00 €	27.810 €	360.000 €
ID: 23231 **ZIP: 45478** **Mülheim/Ruhr** **Duisburger Str. 282** **Nordrhein-Westfalen**	The property is highly visible due to its corner location on Duisburger Strasse/Lutherstrasse. In Lutherstrasse are predominantly residential units, whereas Duisburgerstrasse is a main thoroughfare leading out of Mülheim to the west. Public transport is in direct vicinity (bus 100 m). The 5 storey 1980s building with a plastered facade has a bank hall on the ground floor and offices/doctors' practices above. There seems to be no visible vacancy. The windows are still the original ones. The facade needs some cleaning. Car parks are provided behind the building in Lutherstrasse. The total net area comprises: Office 41 sqm, Bank hall 157 sqm, Safe 82 sqm, Parking (outside) 3 spaces. Of the total net area of 280 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	2.288/10.000 NO NO 1.0 Years	24.972 €	25.571 €	400.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23232 **ZIP: 81379** **München** **Boschetsrieder Strasse 81-83** **Bayern**	Boschetsrieder Straße is the main drive-through street of München-Sendling; some retail, some office, residential under average; property is situated a little out of the main business location of this area. 5-storey-property with plaster facade; retail on ground floor, office and residential on upper floors; partial ownership. The total net area comprises: Office 186 sqm, Bank hall 355 sqm, Safe 88 sqm, Other 16 sqm, Parking (inside) 3 spaces. Of the total net area of 645 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	2.587/10.000 NO NO 4.0 Years	66.625 €	76.777 €	1.210.000 €
ID: 23234 **ZIP: 80802** **München** **Leopoldstr. 37** **Bayern**	Leopoldstraße is the main northern access street into Munich. The location of the property is the most frequented location of Leopoldstraße in the middle of Schwabing with a lot of pedestrians. Lots of shops. Very good infrastructure. Requested location for office, retail and residential. 4-5 storey property with own underground car park garage (very important in this location); two stages of construction (front and back part, divisible); plaster facade; good fit out of spaces; property in good condition The total net area comprises: Office 1695 sqm, Bank hall 432 sqm, Retail 77 sqm, Safe 55 sqm, Other 170 sqm, Parking (inside) 10 spaces. Of the total net area of 2430 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 9.4 Years	692.650 €	698.318 €	15.350.000 €
ID: 23235 **ZIP: 80333** **München** **Promenadeplatz 7 (Löwengru** **Bayern**	Promenadeplatz is maybe the most requested office location for prime companies in Munich. Only top-class properties and tenants. No vacancy, top rents. One of the most monumental office properties in Munich. 4-5 storeys, front side historic facade, back side regular glass/metal facade. Underground car park, very important for this location. Property in a good/very good shape regarding fit out. Very representative internal space. Front side (Promenadeplatz) is partly air-conditioned, back side (Löwengrube) fully air-conditioned. Prime office property. The total net area comprises: Office 6612 sqm, Bank hall 1385 sqm, Storage 163 sqm, Safe 960 sqm, Other 2835 sqm, Parking (inside) 47 spaces. Of the total net area of 11954 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 15.0 Years	2.211.910 €	3.211.879 €	43.410.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23236 **ZIP: 48143** **Münster** **Königsstrasse 60** **Nordrhein-Westfalen**	The property is located in the city centre of Münster just outside the pedestrian zone, with a bus stop right in front of the building. Due to the corner location the building is highly visible. The 4 storey (in the rear part only 2 floors) historic corner building with a stone slab facade has a bank hall on the ground floor and office units on the upper levels. It was not clear if the retail unit along Rothenburg is part of the building. There is no visible vacancy. There is no on site parking provided. Although the original wooden windows are still in place there seems to be no maintenance works necessary. The total net area comprises: Office 1279 sqm, Bank hall 634 sqm, Storage 483 sqm, Safe 116 sqm. Of the total net area of 2513 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.8 Years	229.360 €	205.763 €	3.980.000 €
ID: 23238 **ZIP: 24534** **Neumünster** **Am Teich 4** **Schleswig-Holstein**	The property is located in a by-road next to a lake and the town hall. Distance to the next highway connection is 5 km. A shopping street with many major retailers, e.g. Karstadt and Hertie, is within 2 minutes walking distance. Next to the building is a Hotel ("Hotel Teich") as well as a DKV (insurance company) branch. In front of the building is a bus station. Parking situation at the rear of the building is good (20 parking lots). The property, a red brick G+3 building, is in good condition and is mainly occupied by Dresdner Bank. There is a Dresdner Bank branch on the ground floor, while office space is on the upper floors. Ground floor construction is customary in particular trade and the back side of the building is highly secured. A condominium in the 3rd floor is occupied by one tenant. The total net area comprises: Office 415 sqm, Bank hall 425 sqm, Safe 202 sqm, Residential 37 sqm, Other 41 sqm, Parking (outside) 20 spaces. Of the total net area of 1121 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.9 Years	105.137 €	93.992 €	1.500.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23239 **ZIP: 41460** **Neuss** **Markt 21-25** **Nordrhein-Westfalen**	The property is located in the marketplace (pedestrian zone) in the city centre of Neuss. A Commerzbank building/branch is located opposite the subject property. Public transport is located 200 m away (bus). The 4 storey 1960s complex (4th floor only 2/3 of the ground floor area) with a pre-fab stone slab facade, accommodates a bank hall on the ground floor and office space above. Apparently there is some vacancy. The entry of the basement garage is located on the left hand side of the building. The windows seem to be the original ones. The office space above is accessible via a staircase, which is located around the right hand corner in an L-shaped shopping arcade ending on Hymgasse. The total net area comprises: Office 1778 sqm, Bank hall 453 sqm, Storage 874 sqm, Parking (inside) 22 spaces. Of the total net area of 3105 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.1 Years	295.272 €	283.617 €	5.040.000 €
ID: 23240 **ZIP: 67433** **Neustadt/Weinst.** **Konrad-Adenauer-Str. 22** **Rheinland-Pfalz**	The property is located on a main street leading to the actual city centre. Neighbourhood is predominantly smaller office buildings and residential. There is also a cinema. Public transport is in the direct vicinity. The 3 storey historic building with a stone slab facade accommodates the bank hall on the ground floor and office space above (1st floor and attic vacant). The property is in a good state of repair. Parking is provided on both sides of the property. The total net area comprises: Office 488 sqm, Bank hall 320 sqm, Safe 294 sqm, Other 155 sqm, Parking (inside) 4 spaces, Parking (outside) 12 spaces. Of the total net area of 1256 sqm there are 642 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	44.759 €	66.095 €	920.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23241 **ZIP: 90461** **Nürnberg** **Allersberger Str. 45** **Bayern**	The property is located a few hundred metres from Nuremburg's inner city, but divided by the rail tracks and the main railway station; situated at a crossroads of several streets (Allersberger Straße, Straucstraße, Scheurlstraße, Galgenhofstraße); tram station 100 m away; neighbourhood dominated by weak retail and residential use 7-storey-property with retail on ground floor and office/doctors' practices on upper floors; plaster facade in good condition; divided entrances: retail to Allersberger Straße, upper floors to Strauchstraße; partial ownership. The total net area comprises: Office 175 sqm, Bank hall 235 sqm, Safe 122 sqm, Parking (inside) 4 spaces. Of the total net area of 531 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1.932/10.000 NO Yes 3.0 Years	64.006 €	56.279 €	930.000 €
ID: 23242 **ZIP: 90403** **Nürnberg** **Bischof-Meiser-Strasse 2** **Bayern**	The property is located directly in the city centre of Nuremburg, but not in a pedestrian zone which begins on the other side of the street with a market place; very good infrastructure. 4 storey office building with bank hall; outside and inside in good condition; divisible into 4 sections per floor; 60 underground parking spaces (very important); facade is better than it looks on the photographs; good property. The total net area comprises: Office 4239 sqm, Bank hall 2204 sqm, Storage 1364 sqm, Parking (inside) 112 spaces, Safe 195 sqm. Of the total net area of 8002 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 10.0 Years	1.184.974 €	998.049 €	21.580.000 €
ID: 23243 **ZIP: 90409,** **Nürnberg** **Goethestr. 1** **Bayern**	The property is situated a few hundred metres north of Nuremburg's city centre in a residential surrounding; inside the inner city ring; regular/low class residential. 7-storey property as MFH with retail units on ground floor; partial ownership; plaster facade. The total net area comprises: Bank hall 129 sqm, Storage 10 sqm. Of the total net area of 139 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	18,67/1.000 NO NO 1.0 Years	13.200 €	14.276 €	200.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23244 **ZIP: 90402** **Nürnberg** **Karolinenstrasse 5/ Brunneng** **Bayern**	The property is located in the city centre of Nuremburg in the main shopping zone and pedestrian area; perfect infrastructure around; no possibility to get there by car. 6-storey-building with brick facade; in good condition; highly inefficient floor plans for office use; no own parking space. The total net area comprises: Office 1311 sqm, Bank hall 355 sqm, Storage 87 sqm, Safe 103 sqm. Of the total net area of 1856 sqm there are 1223 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	175.169 €	308.852 €	5.520.000 €
ID: 23245 **ZIP: 90439** **Nürnberg** **Nelkenstr. 1** **Bayern**	The property is located in the south-west of Nuremburg out of the inner city in the suburb Schweinau; micro market is dominated by regural residential and retail; bus stop approx. 200 m; underground approx. 5 min. The property is situated on the corner of Schwalbacher Straße and Nelkenstraße. The property has got a good appearance; partly historic facade; bank on ground and residential on upper floors. Due to the old substance, some moisture damage in the basement, bad garages and a fire in 1999 the property is in a neglected condition. The total net area comprises: Office 100 sqm, Bank hall 115 sqm, Safe 103 sqm, Residential 115 sqm, Parking (inside) 2 spaces. Of the total net area of 433 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.1 Years	33.479 €	29.475 €	400.000 €
ID: 23246 **ZIP: 46045** **Oberhausen** **Gutenbergstr. 3** **Nordrhein-Westfalen**	The subject property is located at the marketplace in the city centre of Oberhausen, where public parking facilities are provided. The 4 storey terraced 1980s building accommodates a bank hall on the ground floor and office space above. There is no visible vacancy, nor any third party tenant occupation. No on site parking is provided. It seems that no major maintenance works are necessary. The total net area comprises: Office 355 sqm, Bank hall 266 sqm, Storage 238 sqm. Of the total net area of 859 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	68.033 €	71.014 €	1.390.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23247 **ZIP: 61440** **Oberursel** **Holzweg 8** **Hessen**	The subject property is located in the city centre of Oberursel close to the pedestrian zone. Public parking is also located directly in front of the building. Public transport is easily reached. The 3 storey 1970s flat roofed building with a pre-fab stone slab facade has a bank hall in the ground floor and office space above. There seems to be some vacancy in the office space. Parking is provided close by. The facade needs some refurbishment. The total net area comprises: Office 372 sqm, Bank hall 356 sqm, Storage 76 sqm, Parking (inside) 20 spaces. Of the total net area of 804 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	790,97/1.000 NO NO 4.0 Years	118.207 €	92.977 €	1.380.000 €
ID: 23249 **ZIP: 77652** **Offenburg** **Hauptstrasse 34 b** **Baden-Württemberg**	The property is located at a large bus station, the main station of Offenburg is 50 metres away. The neighbourhood is a commercial area. The property has 4-5 floors and is completely cladded with stone. The building is in good condition. The ground floor is used as a branch of Dresdner Bank, the rest is used as offices. The total net area comprises: Office 533 sqm, Bank hall 331 sqm, Storage 340 sqm, Parking (outside) 8 spaces. Of the total net area of 1203 sqm there are 142 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	111.629 €	126.941 €	2.050.000 €
ID: 23250 **ZIP: 57462** **Olpe** **Bruchstr. 18** **Nordrhein-Westfalen**	The subject property is located along a main thoroughfare of Olpe. The corner location makes it visible, although the bank branch itself is slightly hidden due to a jut. A bus stop is located directly in front of the building. The 3-5 storey modern complex with a plastered facade comprises a bank hall and another retail unit (kitchen) on the ground floor and residential units on the upper floors and is part of a whole complex with a similar building next to it. Visible vacancy of 2 units exists. Parking spaces are provided at the back of the building and in a basement garage accessible from the street 'Am Bratzkopf'. The property is in a good state of repair. The total net area comprises: Office 320 sqm, Bank hall 329 sqm, Parking (inside) 3 spaces, Parking (outside) 4 spaces. Of the total net area of 649 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	252/1.000 NO NO 4.0 Years	92.730 €	97.432 €	1.760.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23251 ZIP: 49074 Osnabrück Möserstr. 7 Niedersachsen	The subject property is located in the heart of the city centre of Osnabrück, just off the main pedestrian high street. A Kaufhof department store, a C&A and a Sportsarena are located next to the property. Opposite on Möserstrasse the Sparkasse is erecting a huge office complex, part of which is supposed to be let out to third party tenants. "Kamp Passage" located behind Möserstrasse was also constructed recently being in direct competition with the "Deutsch Passage" (visible vacancy) opposite of the subject property. "Öwer der Hase" is a one way U-shaped street with a turning area towards the pedestrian zone nearby. Public transport can be reached easily from the property. The 5 storey flat roofed U-shaped property with a natural stone facade and coated aluminium windows was constructed in 1996 using a reinforced concrete frame work. The ground floor accommodates the bank hall and two retail units (shoe shop and furniture shop). There are 4 entrances (two of which are for the bank hall), 2 staircases and 2 lifts. The first floor predominantly provides conference rooms, whereas the floors above are for office use. Apart from two retail third party tenants a tax adviser has rented out the 3rd floor towards Möserstrasse. The whole building is fully air conditioned, has suspended ceilings (floor-to-ceiling height of approx. 2.75 -3.00 m), raised floors and sun blinds lying outside. Especially the first floor has large circulation areas due to generous reception areas. The basement floor accommodates some 27 parking spaces (accessible via Öwer der Hase), storage and technical equipment. According to the caretakers no major maintenance works are currently necessary. The total net area comprises: Office 3293 sqm, Bank hall 1070 sqm, Retail 177 sqm, Safe 473 sqm, Parking (inside) 27 spaces. Of the total net area of 5012 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.3 Years	518.894 €	481.074 €	8.090.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23253 **ZIP: 75172** **Pforzheim** **Westliche** **Karl-Friedrich-Stras** **Baden-Württemberg**	The property is located in the pedestrianised area of Pforzheim. The buildings in that area are used by retailers and warehouses like "Kaufhof". The property has seven floors and is cladded with stone. The property is in good condition. The ground floor is used as a bank, the other floors are used as offices. The total net area comprises: Office 1214 sqm, Bank hall 199 sqm, Storage 147 sqm, Safe 191 sqm. Of the total net area of 1751 sqm there are 397 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	5.678/10.000 NO NO 8.0 Years	167.100 €	178.337 €	3.490.000 €
ID: 23255 **ZIP: 82178** **Puchheim** **Lochhauser Str. 62** **Bayern**	Located on the main street of Puchheim (near rapid rail station). Property with plaster facade and concrete balconies; retail on ground floor and residential on upper floors; not easy to re-let. The total net area comprises: Bank hall 180 sqm, Safe 52 sqm. Of the total net area of 232 sqm there are 232 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	192,36/1.000 NO NO 0.0 Years	00 €	24.102 €	320.000 €
ID: 23256 **ZIP: 82049** **Pullach** **Münchener Str. 5-7** **Bayern**	Property well, but not best located inside Pullach; 100 m from market place; good infrastructure. Property re-lettable due to high living standard in Pullach and lack of other retail space; plaster facade with concrete balconies; regular business property with residential on upper floors. The total net area comprises: Bank hall 222 sqm, Safe 42 sqm, Residential 36 sqm, Parking (inside) 1 space. Of the total net area of 301 sqm there are 301 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	105/1.000 NO NO 0,0 Years	00 €	32.953 €	480.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23257 **ZIP: 40878** **Ratingen** **Marktplatz 17-18** **Nordrhein-Westfalen**	The subject property is located in the city centre of Ratingen in the marketplace opposite the church. Due to its corner location the property is highly visible. Public transport facilities are in the direct vicinity. The 4 storey complex with a plastered facade comprises two different old buildings with a bank hall and some offices (in the rear part) on the ground floor as well as a hotel above. The hotel has a separate entrance next to the bank hall's entrance. A small open basement garage is located in the rear part of the building. The building complex is in a good state of repair. The total net area comprises: Office 211 sqm, Bank hall 460 sqm, Storage 46 sqm, Parking (inside) 6 spaces. Of the total net area of 718 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	40/100 NO NO 6.0 Years	81.986 €	86.363 €	1.650.000 €
ID: 23258 **ZIP: 93047** **Regensburg** **Neupfarrplatz 14** **Bayern**	The property is located on one of the major inner city squares. The Neupfarrplatz is the dominant retail magnet in Regensburg. In close proximity are other banks such as Reifeisen Bank, Sparkasse and HypoVereinsbank. Furthermore the square also holds various quality national and international retailers such as Galeria Kaufhof, H&M and Marco Polo. The 4 storey office building is listed and the facade has been professionally restored. The subject property is in good state of repair and forms part of the historical and very attractive old town centre of Regensburg. The total net area comprises: Office 824 sqm, Bank hall 340 sqm, Storage 183 sqm, Safe 129 sqm, Other 205 sqm. Of the total net area of 1681 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	260.268 €	272.909 €	5.210.000 €
ID: 23259 **ZIP: 72764** **Reutlingen** **Listplatz 1** **Baden-Württemberg**	The property is located between the city centre and the main station of Reutlingen. Other users of that building are retailers, and restaurants (for example McDonalds) on the ground floor. The upper floors are used as offices. The property is a huge commercial building. The part used by the bank has five floors. The ground floor is the bank area, the upper floors are used as offices. The condition of the building is average. The total net area comprises: Office 1689 sqm, Bank hall 478 sqm, Safe 477 sqm, Parking (inside) 29 spaces. Of the total net area of 2644 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	4.220/10.000 NO NO 5.7 Years	227.922 €	213.866 €	3.770.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23260 **ZIP: 33378** **Rheda-Wiedenbrück** **Berliner Str. 42** **Nordrhein-Westfalen**	The property is located in the city centre of Rheda-Wiedenbrück on the beginning of the pedestrianised area. There are some public parking lots around. The property is a red bricked 2-floored building with fitted-out attic. There are retail units on ground floor level and residential units on the upper floors. The total net area comprises: Office 140 sqm, Bank hall 279 sqm, Safe 128 sqm. Of the total net area of 547 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	250,22/1.000 NO NO 5.0 Years	52.821 €	53.420 €	830.000 €
ID: 23261 **ZIP: 83700** **Rottach-Egern** **Nördliche** **Hauptstraße 4** **Bayern**	The property is located next to the Tegernsee (lake) in Rottach-Egern. Tegernsee is a very wealthy location in Bavaria with high land values. The subject property is located on the main road alongside the lake that passes through various smaller towns along the lake's coast. The Nördliche Hauptstrasse hosts various national and local retailers. The property can easily be reached by car and public parking is available right across the street. Opposite the building is the local town hall/local authority (Rathaus, Gemeindeverwaltung) and the Tourist Information of Rottach-Egern. The prominent retail location is underlined by the fact that upmarket fashion retailers such as Bogner and Strenness are located to the left and right of the property. A bus stop "Rottach Post" is located approximately 70 m away. The property is build in a traditional style for the southern Bavarian location. The two storey building has a normal brick facade and pitched roof with tiles. The ground floor of the property is occupied by Dresdner Bank with medical offices on the first and second floor. The total net area comprises: Office 88 sqm, Bank hall 251 sqm, Safe 206 sqm, Parking (outside) 6 spaces. Of the total net area of 545 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	672,41/1.000 NO NO 4.0 Years	84.578 €	88.153 €	1.590.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23262 **ZIP: 65428** **Rüsselsheim** **Grabenstraße 9** **Hessen**	The subject property is located in the city centre of Rüsselsheim directly at the "Europaplatz". Public parking and transport facilities are in the direct vicinity. Typical 1970s 4 storey flat roofed office building with a bank hall on the ground floor and offices above, some of which are vacant. The pre-fab metal slab facade and the windows need some cleaning. The total net area comprises: Office 283 sqm, Bank hall 308 sqm, Storage 147 sqm. Of the total net area of 739 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	312/1.000 NO NO 4.0 Years	88.609 €	86.298 €	1.770.000 €
ID: 23263 **ZIP: 66111** **Saarbrücken** **Hafenstr. 16 a** **Saarland**	The property is located in the second row behind the "Arbeitsamt" close by the River Saar. The whole area which is just south of the city centre seems to be a newly developed "satellite" office location. This modern newly built 5 storey office building with a pre fab metal slab facade is currently 100% vacant. It is part of a complex comprising two similar buildings. The property is in a very good state of repair. Limited parking spaces available. The total net area comprises: Office 2119 sqm, Bank hall 26 sqm, Parking (inside) 17 spaces, Parking (outside) 5 spaces. Of the total net area of 2145 sqm there are 1950 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.8 Years	22.088 €	192.219 €	2.740.000 €
ID: 23264 **ZIP: 38226** **Salzgitter** **In den Blumentriften 52** **Niedersachsen**	The property is located in the pedestrianised area of Salzgitter-Lebenstedt, which is mainly characterised by buildings in the style of the 1980s. There are parking lots behind the building. Distance to highway is 2 km, to main central station is 300 m. The property is a stand alone two floor building with a concrete facade and plastic windows. Condition of entrance area is good. The total net area comprises: Office 150 sqm, Bank hall 152 sqm, Safe 133 sqm, Parking (outside) 10 spaces. Of the total net area of 436 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	42.764 €	28.751 €	490.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23265 **ZIP: 38259** **Salzgitter** **Schützenplatz 3** **Niedersachsen**	The property is located in Salzgitter-Bad close to the main central station in the pedestrianised area. Distance to highway is 10 km. The property is a 3 floor mixed commercial/residential building. The back of the building, which is plastered, borders an inner yard which is not in a good condition. The total net area comprises: Office 207 sqm, Bank hall 182 sqm, Safe 104 sqm. Of the total net area of 493 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	39.617 €	28.366 €	420.000 €
ID: 23266 **ZIP: 36381** **Schlüchtern** **Obertorstraße 44-46** **Hessen**	The subject property is located at the end of the high street next to the Sparkassen building. Residential houses are adjacent to the subject property to the rear. Public transport facilities are easily reached. The 7 storey 1960/70s highrise building with a plastered facade has a bank hall on the ground floor and residential units above. The entrance for the residential units is behind the building, where the car park is also located. There seems to be no major vacancy. The property is in a good state of repair (e.g. new windows). The total net area comprises: Bank hall 327 sqm, Storage 113 sqm. Of the total net area of 440 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	1.664/10.000 NO NO 4.0 Years	46.164 €	39.342 €	690.000 €
ID: 23267 **ZIP: 97421** **Schweinfurt** **Albrecht-Dürer-Platz 4** **Bayern**	The property is located just south of the pedestrian zone in the city centre of Schweinfurt. Next door is a Deutsche Bank branch. Public transport facilities are in the direct vicinity (bus station). The 4 storey modern building with a stone slab facade has a bank hall on the ground floor and offices above. There is a separate entrance for these office units on Siebenbrückleingasse. Further right is also a gate for basement parking. There is some substantial vacancy in the office units. The property is in a good state of repair. The total net area comprises: Office 1236 sqm, Bank hall 438 sqm, Safe 438 sqm, Parking (inside) 2 spaces. Of the total net area of 2112 sqm there are 339 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.1 Years	148.446 €	152.748 €	2.610.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23268 **ZIP: 95100** **Selb** **Ludwigstr. 23** **Bayern**	The property is located in the town centre of Selb. Selb is a small town in the northern part of Bavaria. The city of Bayreuth is located 50 km southwest and the border to the Czech Republic is 5 km to the east. The property is an old historical 2-storey building. The only tenant in the building is Dresdner Bank. The building is connected to others in this row. The total net area comprises: Office 102 sqm, Bank hall 197 sqm, Parking (outside) 6 spaces. Of the total net area of 299 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	31.635 €	27.668 €	430.000 €
ID: 23270 **ZIP: 71063** **Sindelfingen** **Bahnhofstr. 1** **Baden-Württemberg**	The property is located near the city centre of Sindelfingen. The other buildings in the area are smaller but in similar condition. Another bank is located in the same building. The area used by the bank is located in a building with five floors. The property is in average condition. The entrance area looks dark because of the construction of the building. The total net area comprises: Office 145 sqm, Bank hall 103 sqm, Safe 200 sqm, Parking (outside) 2 spaces. Of the total net area of 448 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	205/1.000 NO NO 4.0 Years	45.464 €	44.573 €	790.000 €
ID: 23271 **ZIP: 42651** **Solingen** **Kölner Str. 115-117** **Nordrhein-Westfalen**	The subject property is located just outside the main pedestrian zone in the city centre of Solingen. Along Kölner Strasse are smaller retail units with office/residential units above. "Karstadt" and "C&A" department stores are located further up the street at the marketplace/bus station. The 5 storey (at the rear only 1.5 storey) building with a stone slab facade has a bank hall on the ground floor and office units on the upper floors. There is some visible vacancy in the office floors (partly 1st and 2nd and 100% 3rd floor). Parking is provided behind the building. The facade needs some cleaning or repainting. The total net area comprises: Office 623 sqm, Bank hall 476 sqm, Storage 525 sqm, Residential 59 sqm, Parking (inside) 14 spaces. Of the total net area of 1683 sqm there are 264 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	103.235 €	124.612 €	1.990.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23272 **ZIP: 31655** **Stadthagen** **Marktstr. 2** **Niedersachsen**	The property is located off the main shopping street in Stadthagen, close to the central bus station. There is a little park next to the building and public parking subject to charge next to the building. Distance to highway is 15 km. The property is a standalone red bricked office building with a flat roof and aluminium windows. Condition of entrance areas is medium. The total net area comprises: Office 444 sqm, Bank hall 232 sqm, Storage 97 sqm, Safe 97 sqm, Parking (outside) 15 spaces. Of the total net area of 870 sqm there are 118 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.1 Years	72.441 €	64.695 €	960.000 €
ID: 23273 **ZIP: 94315** **Straubing** **Bahnhofstr. 1** **Bayern**	The property is located on a prominent crossing leading from the pedestrian shopping zone (Steiner Gasse) to the local train station. The building itself "Steinerthot" is highly visible and offers probably one of the best office spaces in the city of Straubing. Right across the subject property is a supermarket, Woolworths, Hypovereinsbank and the local library. The building is occupied by Dresdner Bank on the ground floor and DAK and several medical offices on the top floors. 5 storey mixed use building with a glass and sandstone facade. The quality can be described as high and this modern building (together with a new development closer to the train station) probably offers the most modern office space in Straubing. The total net area comprises: Office 333 sqm, Bank hall 196 sqm, Safe 100 sqm, Parking (inside) 2 spaces, Parking (outside) 2 spaces. Of the total net area of 628 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	128,66/1.000 NO NO 4.0 Years	122.189 €	118.955 €	2.240.000 €
ID: 23274 **ZIP: 70619** **Stuttgart** **Kirchheimer Str. 55a** **Baden-Württemberg**	The property is located in the centre of Sillenbuch which is a suburb of Stuttgart; drive-through street; mostly residential and some retail around. 3-storey standalone property with plaster facade and tiled roof; average condition, refurbished in 1995; good visibility. The total net area comprises: Bank hall 123 sqm, Storage 11 sqm, Safe 84 sqm, Residential 160 sqm, Parking (outside) 3 spaces. Of the total net area of 377 sqm there are 93 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	35.899 €	42.977 €	710.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
$RID: 23276 **ZIP: 70499** **Stuttgart** **Solitudestrasse 218** **Baden-Württemberg**	The property is located in Weilimdorf as a suburb of Stuttgart; connected to highway A 81 and next to Zuffenhausen; high purchase power around; bus stop 100m. 3-storey property with stone-cladded facade; retail units on ground floor; office on upper floors. The total net area comprises: Bank hall 139 sqm, Safe 85 sqm, Parking (outside) 1 space. Of the total net area of 225 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	3.699/10.000 NO NO 1.0 Years	24.069 €	24.235 €	360.000 €
ID: 23278 **ZIP: 83278** **Traunstein** **Bahnhofstr. 7** **Bayern**	The property is located about 350 m from the local train station. The retail location can be categorised as B. While the quality of the surrounding buildings can be described as high it is not the most frequented location in Traunstein. However Bahnhofstrasse has other insurance and bank tenants such as HVB, Sparkasse and Bayerische Versicherungskammer. There is one vacant retail unit close to the building but the quality of the vacant retail space is low compared to the subject space. Other than banks the street is dominated by mostly local fashion retailers. The property is a 3 storey modern mixed use building with plastered facade. The ground floor is occupied by Dresdner Bank and the upper floors are occupied by medical offices. The overall condition can be described as good. The total net area comprises: Office 52 sqm, Bank hall 199 sqm, Safe 177 sqm. Of the total net area of 427 sqm there are 52 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	566,12/1.000 NO NO 4.0 Years	49.888 €	48.692 €	900.000 €
ID: 23279 **ZIP: 78532** **Tuttlingen** **Bahnhofstr. 35** **Baden-Württemberg**	The property is located on the fringe of the pedestrian zone. Most buildings in the neighbourhood are older and their condition is not as good as the property. The ground floors of most buildings in that neighbourhood are used by retailers and restaurants. The property has four floors and is in a good condition. The ground floor is cladded with stone, the entrance area and the windows are clean and well kept. The second floor is used as offices. The third and fourth floor are condominiums. The property has underground parking. The total net area comprises: Office 592 sqm, Bank hall 493 sqm, Safe 112 sqm, Parking (inside) 6 spaces. Of the total net area of 1198 sqm there are 377 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	516,67/1.000 NO NO 6.0 Years	132.338 €	164.133 €	3.100.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23281 ZIP: 71665 Vaihingen Heilbronner Str. 8 Baden-Württemberg	The property is located on a small street in Vaihingen. The market square and the pedestrian area of Vahingen are just 50 m away. The buildings in that area are comparable. The property is a multi-family house, the ground floor has a retail unit. The unit is used as a boutique. The condition of the building is average, but there are some defects at the entrance area. The total net area comprises: Bank hall 226 sqm, Parking (inside) 2 spaces. Of the total net area of 226 sqm there are 226 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	41,1/1.000 NO NO 0.1 Years	259 €	22.135 €	320.000 €
ID: 23284 ZIP: 65197 Wiesbaden Dotzheimer Straße 176 Hessen	The property is located on the western fringe of the city. Dotzheimer Straße is one of the main streets which leads to Wiesbaden-Dotzheim. Vacant retail unit in multi family complex including some office units. Property in relatively poor condition, but currently under refurbishment. The total net area comprises: Bank hall 192 sqm, Storage 64 sqm, Parking (outside) 5 spaces. Of the total net area of 255 sqm there are 255 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	3.447/100.000 NO NO 0.0 Years	00 €	26.872 €	410.000 €
ID: 23285 ZIP: 65185 Wiesbaden Moritzstraße 27 Hessen	Property is located on the southern fringe of the city centre. Area dominated by residential and smaller retail. Retail unit (bank) in 6 storey building; fair general condition. The total net area comprises: Bank hall 297 sqm, Storage 68 sqm, Parking (inside) 4 spaces. Of the total net area of 365 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	24.560/100.000 NO NO 4.0 Years	39.402 €	39.652 €	710.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23286 **ZIP: 38300** **Wolfenbüttel** **Großer Zimmerhof 30** **Niedersachsen**	The property is located in the pedestrianised area of Wolfenbüttel opposite a Karstadt department store. Distance to highway is 3 km. The property is a white plastered refurbished old building with two floors plus attic floor, the entrance area is in good condition. The total net area comprises: Office 142 sqm, Bank hall 150 sqm. Of the total net area of 293 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 4.0 Years	29.444 €	28.313 €	510.000 €
ID: 23291 **ZIP: 60329** **Frankfurt/Main** **Gallusanlage 2** **Hessen**	The subject property is located in the traditional Frankfurt submarket of "Bankenviertel". In the direct vicinity is the new "Skyper" built by DEKA Immobilien. Opposite is the famous "Frankfurter Schauspielhaus" and the Willy-Brandt-Platz with the "ECB-skyscraper". The infrastructure is very good. Tram, tube and buses are in the direct vicinity. The representative historic building was completely refurbished and rebuilt in 1992. The facade and the staircase are listed and were therefore only refurbished. In the right hand side of the building towards Kaiserstraße are retail units and office space, which are of high fit out standard. The historic part of the complex has also got a high fit out standard and includes a floor-to-ceiling height of 2.75 m, raised floors, full air conditioning, suspended ceilings, fully fitted kitchens, partially with balconies, etc. The 3rd and 4th basement floor provide sufficient parking spaces. On the 2nd and 1st basement floor are technical rooms and archives. On the ground floor is the bank hall, while offices are located on the floors 1-5 above. The total net area comprises: Office 13243 sqm, Bank hall 1980 sqm, Retail 451 sqm, Storage 3008 sqm, Parking (inside) 201 spaces. Of the total net area of 18681 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 14.7 Years	6.116.762 €	5.839.561 €	126.410.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23292 **ZIP: 60329** **Frankfurt/Main** **Mainluststraße 13-15** **Hessen**	The subject property is located in the Frankfurt district of "Bahnhofsviertel". The building complex stretches along Gutleutstraße and Wilhelm-Leuschener-Straße as well as Windmühlstraße and Mainluststraße. The property lies on the border of the two districts "Bahnhofsviertel" and "Bankenviertel". The accessibility by car as well as by public transport is very good. The complex comprises two historic adjacent buildings with Mainluststraße 15 having a separate entrance. Currently the lettable space is accessible via Windmühlstraße 14. Both properties are linked to Windmühlstraße 14 in terms of electricity and heating. The property has a sandstone facade and has an above average fit out similar to the Windmühlstraße property. The total net area comprises: Office 2289 sqm, Storage 316 sqm, Residential 127 sqm. Of the total net area of 2731 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 5.0 Years	463.192 €	369.870 €	7.810.000 €
ID: 23293 **ZIP: 60329** **Frankfurt/Main** **Gutleutstraße 19/** **Mainluststr** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel". It is situated on the corner of the streets Wilhelm-Leuschener-Straße and Mainluststraße. The property lies on the border of the two districts "Bahnhofsviertel" and "Bankenviertel". The accessibility by car as well as by public transport is very good. 6-storey residential building at the corner of Mainlusstraße and Gutleutstraße. The total net area comprises: Residential 1212 sqm. Of the total net area of 1212 sqm there are 1212 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	87.295 €	1.250.000 €
ID: 23294 **ZIP: 60329** **Frankfurt/Main** **Wilhelm-Leuschner-** **Straße 16** **Hessen**	The subject property is located in the Frankfurt submarket of "Bahnhofsviertel". It is situated at the corner of the streets Wilhelm-Leuschener-Straße and Mainluststraße. The property lies on the border of the two districts "Bahnhofsviertel" and "Bankenviertel". The accessibility by car as well as by public transport is very good. 6 storey historic residential building. The total net area comprises: Residential 1224 sqm. Of the total net area of 1224 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	187.303 €	161.556 €	3.610.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23295 **ZIP: 99310** **Arnstadt** **Lindenallee 3a** **Thüringen**	The property is located around 2 km north of Arnstadt city centre in a neighbourhood of similar buildings, some of which are used by banks as well (Raiffeisen, Sparkasse, etc.). Distance to highway is 3 km. The property is a 2 floored old office building with fitted-out attic and a white plastered facade. There is a parking to the back and an escalator for wheelchairs at the rear entrance. The total net area comprises: Office 278 sqm, Bank hall 433 sqm, Safe 103 sqm. Of the total net area of 814 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	54.000 €	72.739 €	730.000 €
ID: 23296 **ZIP: 08280** **Aue** **Bahnhofstrasse 5-7** **Sachsen**	The property is located in the centre of Aue, just a few metres from the pedestrianised zone on a two lane street. Distance to highway is 15 km. The property is a 4 floored art nouveaux building with a sandstone facade. There is a retail unit on ground floor level and office spaces in the upper floors. The total net area comprises: Office 1736 sqm, Bank hall 405 sqm, Storage 44 sqm, Safe 252 sqm. Of the total net area of 2437 sqm there are 936 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	135.655 €	131.489 €	1.150.000 €
ID: 23298 **ZIP: 06406** **Bernburg** **Friedensallee 8** **Sachsen-Anhalt**	The property is located in the main shopping area of Bernburg, the surrounding buildings resemble the subject property. Distance to highway is around 6 km. The property consists of two units: an older single floored neo-classical part with a sandstone facade and 2 floored refurbished building with a white plastered facade, both parts are refurbished. There is monumental protection on the property. There are parking lots to the back of the building. The total net area comprises: Office 278 sqm, Bank hall 528 sqm, Storage 205 sqm, Parking (inside) 9 spaces. Of the total net area of 1012 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	69.813 €	72.724 €	830.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23299 **ZIP: 04552** **Borna** **Dr.Wilhelm-Külz-Str. 4-6** **Sachsen**	The property is located in the centre of Borna, just off the main shopping area. The surrounding is characterised by similar mixed use MFH, distance to highway is 30 km. The property is consists of two 3 floored old and refurbished buildings with a plastered facade and fitted-out attic. There are retail units on ground floor level and a parking deck to the back of the buildings (ramp at building No. 6), plus additional parking in the back of the building (accession between No. 4 & 6). The total net area comprises: Office 210 sqm, Bank hall 380 sqm. Of the total net area of 590 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	507/1.000 NO Yes 1.0 Years	58.968 €	31.870 €	270.000 €
ID: 23300 **ZIP: 09111** **Chemnitz** **Markt 3** **Sachsen**	The property is located in the inner city of Chemnitz in a prominent location surrounded by office and retail buildings. Connections to public transport are good. The property comprised a modern office building arranged over ground floor retail/bank hall space and 4 upper floors used as offices. The building appears in good overall condition. The total net area comprises: Office 1856 sqm, Bank hall 544 sqm, Retail 181 sqm, Storage 632 sqm, Parking (inside) 30 spaces. Of the total net area of 3213 sqm there are 358 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	335.670 €	289.090 €	4.650.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23301 **ZIP: 96450** **Coburg** **Hindenburgstr. 2** **Bayern**	The property is located in the city of Coburg, which is located in the north of Bavaria. The city centre with its shopping area is just 50 m away. The 4-story office building is refurbished and is connected to the Karstadt building. There are parking lots in the courtyard. On the ground floor there is a Dresdner Bank branch. There is also a doctor's practice in the building. The total net area comprises: Office 1187 sqm, Bank hall 378 sqm, Parking (outside) 10 spaces. Of the total net area of 1565 sqm there are 166 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	9/10 NO Yes 6.6 Years	146.464 €	140.913 €	2.410.000 €
ID: 23302 **ZIP: 04509** **Delitzsch** **Breite Str. 32/** **Rainergasse 2** **Sachsen**	The property is located in the pedestrianised area next to what seems to be an old watchtower of the city walls. The surrounding properties resemble the subject property. There are few unrefurbished houses left in the town. Distance to highway is 12 km. The 3-story building has a historic facade with bricks on the ground floor facade and plaster on the upper 2 floors. On the ground floor there are three retail units and there are office units on the upper floors. The building is connected to "Kornmarkt 4-6" and there is also a passage leading to this building. The total net area comprises: Office 327 sqm, Bank hall 358 sqm, Storage 118 sqm, Other 109 sqm, Parking (outside) 8 spaces. Of the total net area of 913 sqm there are 194 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	63.780 €	62.625 €	850.000 €
ID: 23303 **ZIP: 06844** **Dessau** **Antoinettenstr. 33** **Sachsen-Anhalt**	The property is located around 300 m west of Dessau city centre on a 4 lane inner street main road. There is a cinema and large apartment buildings across the street. Distance to highway is 6 km. The property is part of a large office building with a red bricked/ glazed facade with retail facilities on ground floor level and office space on the upper floors. The back of the building (not part of the property) hosts a Steigenberger Hotel. The total net area comprises: Office 1361 sqm, Bank hall 407 sqm, Retail 60 sqm, Storage 710 sqm, Parking (inside) 21 spaces. Of the total net area of 2539 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.5 Years	204.889 €	117.430 €	1.360.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23304 **ZIP: 06844** **Dessau** **Hans-Heinen-Strasse 48-49** **Sachsen-Anhalt**	The property is located around 200 m west of Dessau city centre on a side street across the street from a police station with prison and large apartment blocks of medium quality. Distance to highway is 6 km. The property is a 4 floored plastered building with fitted-out attic which is completely or almost completely vacant and in need of refurbishment. There is an inner yard surrounded by a high wall, there are no visible defects, but overall condition is not good. The total net area comprises: Office 715 sqm, Bank hall 362 sqm, Safe 303 sqm, Residential 189 sqm, Parking (inside) 4 spaces. Of the total net area of 1569 sqm there are 1510 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.5 Years	1.889 €	85.210 €	560.000 €
ID: 23305 **ZIP: 04720** **Döbeln** **Obermarkt 27** **Sachsen**	The property is located in the city centre of Döbeln, in a surrounding characterised by similar buildings, which are predominantly in commercial use. There is a letting board advertising vacant spaces. The property is a 4 floored art nouveaux corner building with fitted-out attic and a white plastered facade with sandstone elements. The total net area comprises: Office 753 sqm, Bank hall 234 sqm, Storage 133 sqm, Residential 200 sqm. Of the total net area of 1320 sqm there are 344 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.1 Years	58.020 €	95.380 €	930.000 €
ID: 23306 **ZIP: 01067** **Dresden** **Dr.-Külz-Ring 10** **Sachsen**	The property is located in the city centre of Dresden. There are very good public transportation connection to the city centre. The shopping street "Prager Strasse" is just 50 m away and passes the back of the building which is known as "House of the Books". The 5-storey building has a plastered facade with some brown bricks on the ground floor. The property is in a good condition and used by Dresdner Bank exclusively. There is another building connected to this building, this other building is of modern glass architecture. The total net area comprises: Office 2671 sqm, Bank hall 916 sqm, Storage 1060 sqm. Of the total net area of 4646 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	601.812 €	225.403 €	3.540.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23307 **ZIP: 01067** **Dresden** **Ostra-Allee 9** **Sachsen**	The property is located in the city centre of Dresden. There are very good public transportation connection to the city centre. The world famous "Zwinger" faces the property on the other side of the street. The neighbouring building is the "Schauspielhaus". The 6-storey building has a plaster and brick facade. The building is connected to the building "Theaterstrasse 6" which is partly used by Dresdner Bank. There is a large glass bow in the sixth floor. The total net area comprises: Office 8426 sqm, Bank hall 2288 sqm, Storage 964 sqm, Parking (inside) 24 spaces. Of the total net area of 11678 sqm there are 11678 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 0.0 Years	00 €	605.993 €	3.510.000 €
ID: 23308 **ZIP: 04838** **Eilenburg** **Röberstr. 11** **Sachsen**	The property is located around 200 m from the city centre of Eilenburg in a neighbourhood with apparently more upmarket MFH and some other commercial assets (kindergarten across the street, school nearby, etc,). Distance to highway is around 15 km. The property is a white plastered standalone office building with a tiled roof and a parking next to the building. The building has 2 floors. The total net area comprises: Office 247 sqm, Bank hall 248 sqm, Storage 115 sqm. Of the total net area of 611 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	50.232 €	28.830 €	340.000 €
ID: 23309 **ZIP: 06295** **Eisleben** **Am Markt 37** **Sachsen-Anhalt**	The property is located close to Eisleben city centre on an inner street main road. The surrounding buildings resemble the subject property, but most are in slightly worse condition. Distance to highway is around 20 km. The property is a 3 floored refurbished old building with fitted-out attic. The total net area comprises: Office 723 sqm, Storage 662 sqm. Of the total net area of 1385 sqm there are 480 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	76.114 €	101.903 €	1.230.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23310 **ZIP: 76275** **Ettlingen** **Badener Tor-Str. 13** **Baden-Württemberg**	The property is located in the pedestrianised zone of Ettlingen. The pedestrianised zone in that area is dominated by small retailers. The property has three floors and is in average condition. The facade is painted in pink. The total net area comprises: Office 84 sqm, Bank hall 157 sqm, Storage 91 sqm. Of the total net area of 332 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	400/1.000 NO NO 4.0 Years	41.353 €	40.603 €	750.000 €
ID: 23311 **ZIP: 09557** **Flöha** **Augustusburger Str. 36** **Sachsen**	The property is located in an exit road of the town around 1 km south of city centre. It is surrounded by similar buildings of mixed use. Two houses down is another bank (Sparkasse). The property is a plastered/red bricked 3 floored old building with a fitted-out attic and a new single floor adjoining building. The property is part of a double house, but in slightly better condition than the adjoining property. The total net area comprises: Office 140 sqm, Bank hall 409 sqm, Storage 131 sqm, Residential 277 sqm, Parking (outside) 5 spaces. Of the total net area of 957 sqm there are 493 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.1 Years	51.167 €	40.204 €	430.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23315 **ZIP: 15230** **Frankfurt/Oder** **Franz-Mehring-Strasse 23-23** **Brandenburg**	The property is located in Frankfurt/Oder close to the Polish Border. There is a crossing in front of the building, and a tram station is 100 m away. There is a large building in the same architectural style on one side of the building, this is used by the local savings bank. The building on the other side of Franz-Mehring-Strasse is being demolished; it seemed like a retail building. The surrounding area is, however, dominated by residential properties. The 6-storey building has a modern glass/cladding facade. There are 2 retail units on the front of the building which are rented to a flower shop and a medical supply shop. The entrance to Dresdner Bank is on the side of the building facing the entrance of the savings bank. There are also some doctors' practices and several smaller offices rented to tenants other than Dresdner Bank. The total net area comprises: Office 3789 sqm, Bank hall 936 sqm, Retail 550 sqm, Storage 457 sqm, Parking (inside) 92 spaces. Of the total net area of 5732 sqm there are 613 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	514.960 €	443.081 €	7.230.000 €
ID: 23316 **ZIP: 09599** **Freiberg** **Petersstrasse 27** **Sachsen**	The property is located on the beginning of the pedestrianised area in the city centre of Freiberg. The surrounding buildings resemble the subject property. The property is a plastered 4 floor old building with retail units on the ground floor level and residential space on the upper floors. The total net area comprises: Office 338 sqm, Bank hall 263 sqm, Storage 95 sqm, Parking (outside) 5 spaces. Of the total net area of 695 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	3.957/10.000 NO Yes 3.0 Years	58.128 €	36.308 €	420.000 €
ID: 23317 **ZIP: 15517** **Fürstenwalde** **Eisenbahnstr. 126** **Brandenburg**	The property is located in the city centre on the fringe of the local high street. The railway station is approx. 2 min. away. There are no vacancies in close proximity but various letting boards are visible. In general the area is dominated by residential buildings. The property is a two storey office and residential building. While the ground floor is occupied by Dresdner Bank and used as a retail banking unit the residential units on the upper floors remain vacant. The total net area comprises: Office 132 sqm, Bank hall 167 sqm, Storage 38 sqm, Residential 314 sqm, Parking (outside) 3 spaces. Of the total net area of 651 sqm there are 314 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	29.823 €	44.102 €	440.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23318 **ZIP: 39638** **Gardelegen** **Marktstrasse 6** **Sachsen-Anhalt**	The property is located on the outskirts of the inner city in a mixed commercial/residential area. There are public parking lots on the street. The property is a nicely refurbished art-nouveaux building with a white plastered facade and metal windows. The total net area comprises: Office 141 sqm, Bank hall 195 sqm, Safe 88 sqm, Residential 156 sqm. Of the total net area of 580 sqm there are 501 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.0 Years	3.682 €	26.827 €	200.000 €
ID: 23320 **ZIP: 02826** **Görlitz** **Jakobstrasse 43** **Sachsen**	The property is located in the central market place in the historic city centre of Görlitz (Postplatz), which is characterised by similar buildings (including the old post office). There are some public parking lots around which are subject to charge, multiple tram lines cross the Postplatz. The distance to highway is 10 km. The property is a nicely refurbished neoclassical building with 4 floors and two entrances, both of which are in good condition. The total net area comprises: Office 519 sqm, Bank hall 179 sqm, Storage 128 sqm, Other 22 sqm. Of the total net area of 848 sqm there are 372 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	41.328 €	58.457 €	570.000 €
ID: 23321 **ZIP: 38820** **Halberstadt** **Am Fischmarkt 13/** **Hoher W** **Sachsen-Anhalt**	The property is located in the city centre of Halberstadt. The city is located in Saxony-Anhalt about 60 km southeast of Brunswig and 50 km southwest of Magdeburg. The surrounding area is dominated by retail usage and there is a market place in front of the building. The city of Halberstadt has a nice city centre which attracts a lot of tourism. The 5 to 6-storey building has a plastered facade and is in a very good condition. The asset no. 23321, 14100, 14101, 14102, 14103 and 14104 are connected and form an "L" shaped building. There is another retail building connected at Fischmarkt, tenants there are H&M and a drugstore. In the back of the building there is an underground garage. The building has both residential and office units on the upper floors and retail units on the ground floor. The total net area comprises: Office 1441 sqm, Bank hall 221 sqm, Safe 208 sqm, Parking (inside) 45 spaces. Of the total net area of 1870 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.7 Years	157.217 €	129.731 €	1.810.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23322 **ZIP: 06108** **Halle** **Leipziger Str. 100** **Sachsen-Anhalt**	The subject property is located in the middle of the main shopping high street of Halle. Diagonally opposite the building is a department store of "Kaufhof" and the central marketplace of Halle. Due to its corner location the subject property is highly visible coming from the marketplace. Public transportation facilities are easily reached from the property. The 4 storey U-shaped listed building complex was completely refurbished in 1993. 4 retail units are on the ground floor, whereas offices are located in the floors above. Apart from one office tenant ("intertemp") on the third floor and a manicure/barber shop on the first floor the office space is completely vacant. In the fourth floor the space has not been fitted out yet, as it has remained vacant since refurbishment. Other office units have been vacant for 3-4 years. The property is accessed via Kleine Märker Strasse, but no parking facilities are provided on the site. According to the caretaker currently no major maintenance works need to be carried out. The total net area comprises: Office 2818 sqm, Bank hall 391 sqm, Retail 835 sqm, Storage 581 sqm. Of the total net area of 4626 sqm there are 3422 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.7 Years	258.019 €	346.197 €	4.220.000 €
ID: 23323 **ZIP: 30167** **Hannover** **Scheffelstrasse 2** **Niedersachsen**	The subject property is situated in a suburban shopping street close to Hanover University, approximately 1 km north of the city centre. There are predominantly smaller retail facilities and a supermarket on the ground floor level and residential units in the upper floors (similar to the subject property). Engelbosteler Damm is a 2 lane street which is moderately busy. The surrounding properties are in reasonable condition. The property is located in a 4 floor mixed office/residential building, which is cladded with red brick. The property is in good condition, and so is the entrance to the property. There are around 10m of shopping windows. The total net area comprises: Office 101 sqm, Bank hall 110 sqm, Safe 29 sqm. Of the total net area of 240 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	242/1.000 NO NO 3.0 Years	24.837 €	21.531 €	270.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23324 **ZIP: 16761** **Hennigsdorf** **Berliner Str. 25** **Brandenburg**	The property is located in a suburb of Berlin on an inner street main road. The surrounding buildings are predominantly of mixed use, there are large apartment blocks across the street. Distance to the highway is 4 km. The property is a 2 floored yellow plastered building with a fitted out attic. The commercial entrances are in good condition, but the entrance to the residential area is not. The total net area comprises: Office 198 sqm, Bank hall 269 sqm, Safe 113 sqm, Parking (outside) 12 spaces. Of the total net area of 580 sqm there are 198 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	491,37/1.000 NO Yes 3.0 Years	38.202 €	48.051 €	500.000 €
ID: 23325 **ZIP: 99326** **Hettstedt** **Untere Bahnhofstr. 26** **Sachsen-Anhalt**	The property is located just away from the city centre of Hettstedt on a street with similar properties, which are of mixed use. The distance to the highway is around 15 m. The property is a standalone 2 floor building with fitted-out attic and parking lots at the rear. There is a lift to the retail floor for the physically disabled. The total net area comprises: Office 214 sqm, Bank hall 162 sqm, Safe 130 sqm, Parking (outside) 13 spaces. Of the total net area of 506 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	38.383 €	24.100 €	270.000 €
ID: 23326 **ZIP: 98646** **Hildburghausen** **Untere Marktstr. 4** **Thüringen**	The property is located in the city centre of Hildburghausen, a small town in the south of Thuringia. The nearest highway is the A71, which is about 20 km northwest of Hildburghausen. Erfurt is about 66 km to the north. The property is a 3-story historic building. It has a plastered refurbished historic facade. The are parking lots at the back of the building. There is a Dresdner Bank branch on the ground floor. The total net area comprises: Office 349 sqm, Bank hall 198 sqm, Safe 38 sqm. Of the total net area of 585 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	37.702 €	39.122 €	340.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23327 **ZIP: 65719** **Hofheim** **Kirschgartenstr. 10-12** **Hessen**	The property is located in a prominent spot within the city centre of Hofheim. To the left rear of the building is a large marketplace with smaller retail units and restaurants. Public transport is directly available at the marketplace. The 3 storey modern city centre office building with a plastered facade accommodates the bank hall of Dresdner Bank on the ground floor and office space on the floors above. A Greek restaurant is also on the ground floor at the front right hand corner of the building. The entry to the office space is behind the building in the courtyard, where car parking facilities are available. The total net area comprises: Bank hall 328 sqm, Safe 67 sqm, Parking (outside) 1 space. Of the total net area of 394 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	18.947/100.000 NO NO 4.0 Years	62.490 €	63.013 €	1.290.000 €
ID: 23328 **ZIP: 02977** **Hoyerswerda** **Friedrichstrasse 42 a** **Sachsen**	The property is located in the historic part of the city centre of Hoyerswerda. The surrounding is characterised by similar and more simple refurbished old buildings, most of which are at least partly commercial. Distance to the highway is 30 km. The property is a 3 floored white plastered neoclassical office building with a fitted-out attic floor. There is parking to the rear and an additional entrance. The total net area comprises: Office 520 sqm, Bank hall 300 sqm, Storage 227 sqm, Parking (outside) 16 spaces. Of the total net area of 1046 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	72.816 €	55.350 €	670.000 €
ID: 23329 **ZIP: 77694** **Kehl am Rhein** **Hauptstraße 2** **Baden-Württemberg**	The property is located between the main station and the pedestrianised area of Kehl am Rhein. In the immediate vicinity there is another bank, the pedestrianised area seems to be mostly occupied. The property has modern architecture and the facade is dominated by glass and metal. The building has five floors and is in very good condition. The property has underground parking. The total net area comprises: Office 1848 sqm, Bank hall 420 sqm, Retail 66 sqm, Storage 32 sqm, Parking (inside) 29 spaces, Other Items 1 sqm. Of the total net area of 2366 sqm there are 5 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.7 Years	233.625 €	231.861 €	3.720.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23331 **ZIP: 61462** **Königstein** **Hardtbergweg 7** **Hessen**	Königstein is one of the wealthiest regions in Germany. The subject property is located in the eastern part of Königstein. The location within Königstein is mediocre. Public transport facilities are in walking distance (bus). Top class 2 storey detached villa built in the early 1990s. No real insight could be taken, but it does not seem that any visible major maintenance works are necessary. The total net area comprises: Residential 301 sqm, Parking (inside) 2 spaces, Parking (outside) 1 space. Of the total net area of 301 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.2 Years	23.699 €	27.767 €	500.000 €
ID: 23332 **ZIP: 04109** **Leipzig** **Goethestrasse 3-5** **Sachsen**	The subject property is located in the heart of the city centre of Leipzig in the inner circle, just east of the main pedestrian high street. The university is in the direct vicinity with various building complexes (including the high rise building to the south of the property). All public transportation systems are located directly in front of the building. Opposite the subject property is the opera. The famous "Gewandhaus" (orchestra) is located diagonally opposite the property on Augustusplatz. The 6-storey listed building which was constructed in 1911, was completely renovated in 1996 and is therefore in a superb state of repair. In the course of the renovation the fifth floor was extended. Two retail units on the ground floor are let out to a book store and Dresdner Bank respectively. All other areas are let out to Dresdner Bank until 2015. Due to the atrium and generous circulation areas the lettable area is substantially reduced. The bank hall and conference rooms are air conditioned. A fully fitted partially air conditioned kitchen is unused. Four car parks are rented by Dresdner Bank from the university in the courtyard accessible via Ritterstrasse. The total net area comprises: Office 4078 sqm, Bank hall 799 sqm, Retail 424 sqm, Storage 1202 sqm. Of the total net area of 6503 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 9.4 Years	710.304 €	491.743 €	10.150.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23333 **ZIP: 02708** **Löbau** **August-Bebel-Str. 7** **Sachsen**	The property is located around 150 m north of Löbau city centre, on a 2 lane street, along which some public parking lots are provided. The surrounding area is characterised by similar buildings and a large old building probably hosting administration or a school. Distance to highway is 15 km. The property is a 2 floored white plastered standalone building with a tiled roof. There is parking to the rear. The total net area comprises: Office 298 sqm, Bank hall 298 sqm, Storage 298 sqm, Parking (outside) 8 spaces. Of the total net area of 893 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	65.892 €	42.864 €	470.000 €
ID: 23334 **ZIP: 15907** **Lübben** **Hauptstr. 12-13** **Brandenburg**	The property is located in the centre of Lübben on the market place. The surrounding buildings resemble the subject property, distance to highway is 6 km. The property is a 2 floored plastered building plus attic floor with retail units on ground floor level, office space on the upper floors and a discotheque in the basement. The front borders the market place which is currently being refurbished, there is an adjoining building to the rear, which is part of a larger building complex (Hauptstrasse 12 a-c). The adjoining building has 3 floors. The total net area comprises: Office 408 sqm, Bank hall 279 sqm, Safe 91 sqm, Parking (outside) 3 spaces. Of the total net area of 778 sqm there are 114 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	5.193/10.000 NO NO 3.0 Years	62.730 €	60.751 €	680.000 €
ID: 23336 **ZIP: 01662** **Meißen** **Heinrichsplatz 7** **Sachsen**	The property is located in the historic old city of Meissen framed by a traffic restricted street and a small alleyway. The surrounding area is characterised by many old properties of mixed use. Distance to highway is 15 km. The property is a 4 floored old building with fitted-out attic, there is a retail unit on ground floor level, office and residential spaces in the upper floors. The total net area comprises: Office 500 sqm, Bank hall 278 sqm, Storage 131 sqm, Residential 465 sqm. Of the total net area of 1374 sqm there are 286 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.7 Years	81.138 €	98.964 €	1.150.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23337 **ZIP: 99974** **Mühlhausen** **Untermarkt 33** **Thüringen**	The property is located in the city centre of Mühlhausen on the market place. There are parking lots to the rear. The surrounding properties, which have various uses, resemble the subject property. Distance to the highway is 50 km. The property is a 2 floored old building with a red bricked facade to the front and a half timbered facade to the rear. There is a new single floored adjoining building to the rear which is plastered. The total net area comprises: Office 300 sqm, Bank hall 441 sqm, Storage 304 sqm, Residential 239 sqm, Parking (outside) 13 spaces. Of the total net area of 1284 sqm there are 239 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	84.852 €	97.030 €	1.080.000 €
ID: 23338 **ZIP: 16515** **Oranienburg** **Bernauer Strasse 13** **Brandenburg**	The property is located at the beginning of the main commercial street in Oranienburg (open to traffic), which is characterised by commercial units on ground floor level and residential units on the upper floors. There is a public parking lot subject to charge next to the building. Distance to highway is around 8 km. The property is a flat roofed 4 floor office building with a penthouse-like and attic floor and a white plastered facade. The condition of the entrance areas is good, and there are parking lots to the rear of the building. The total net area comprises: Office 1520 sqm, Bank hall 271 sqm, Retail 138 sqm, Storage 384 sqm, Parking (outside) 15 spaces. Of the total net area of 2313 sqm there are 476 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	180.446 €	212.215 €	2.990.000 €
ID: 23339 **ZIP: 19370** **Parchim** **Schuhmarkt 8** **Mecklenburg-Vorpomm**	The property is located on the market place with surrounding buildings, some of which are half timbered, and others which are in a bad condition. The main shopping area (pedestrianised) is around this market place. There are parking lots behind the buildings. The distance to highway is 8 km. The property is a refurbished old red bricked building with 2 floors, and is under monumental protection. The total net area comprises: Office 308 sqm, Bank hall 488 sqm, Safe 370 sqm, Residential 112 sqm, Other 16 sqm, Parking (inside) 1 space. Of the total net area of 1294 sqm there are 435 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	52.728 €	64.089 €	420.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23340 **ZIP: 01796** **Pirna** **Dohnaischer Platz 7** **Sachsen**	The property is located at the beginning of the pedestrianised area in the city centre of Pirna. The surrounding buildings are predominantly refurbished old buildings of mainly commercial use. The distance to highway is roughly 10 km. The property is a rather new 3 floor office building with a plastered facade and a 2 floor adjoining building. There is parking to the rear. The total net area comprises: Office 646 sqm, Bank hall 283 sqm, Retail 59 sqm, Storage 126 sqm, Parking (outside) 5 spaces. Of the total net area of 1114 sqm there are 195 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.8 Years	74.631 €	81.972 €	860.000 €
ID: 23341 **ZIP: 08523** **Plauen** **Bahnhofstr. 51** **Sachsen**	The property is located in the city of Plauen which is in the southwestern part of Saxony, close to Bavaria. The highway A72, which leads to Chemnitz can be reached within 10 min from the city centre. The property is situated on the steep shopping street, and the tram station is opposite. The property is a 5-story office and retail building with modern *architecture. It is a corner building and on the ground floor is a* Dresdner Bank branch and a discount store. Amongst others, the office space on the upper floors is let to Adecco. The total net area comprises: Office 1454 sqm, Bank hall 359 sqm, Safe 324 sqm, Parking (inside) 3 spaces, Parking (outside) 1 space. Of the total net area of 2138 sqm there are 766 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	78.796 €	120.837 €	1.120.000 €
ID: 23343 **ZIP: 06484** **Quedlinburg** **Bahnhofstr, 11** **Sachsen-Anhalt**	The property is located on the outskirts of the historic city of Quedlinburg close to the railway station. The surrounding buildings are similar to the subject property. Distance to highway is 40 km. The property consists of two units: the front building is a 3 floor refurbished old art-nouveau building with a sandstone facade, and the adjoining rear building is a 4 floor white plastered office building. There are parking lots to the rear of the building, and the entrance area is in good condition. The total net area comprises: Office 1142 sqm, Bank hall 433 sqm, Storage 197 sqm, Parking (outside) 13 spaces. Of the total net area of *1773 sqm there are 0 sqm vacant.*	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	127.489 €	119.306 €	1.300.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23344 **ZIP: 09306** **Rochlitz** **Bismarckstr. 2** **Sachsen**	The property is located in the city centre of Rochlitz on the central market place. The surroundings characterised by other mixed use buildings, most of which are old and refurbished. Distance to highway is 25 km. The property consists of two units. The first is the part hosting Dresdner Bank which faces the market place (Address: Markt 6 & Bismarckstrasse 2a), which is an old 3 floored building with a plastered facade and a fitted-out attic. The second unit is a new building with 4 floors and a plastered facade (Bismarckstrasse 2). Both units have retail units on the ground floor level and residential and office space on the upper floors. There is a letting board advertising vacant spaces. The total net area comprises: Office 701 sqm, Bank hall 185 sqm, Retail 273 sqm, Storage 46 sqm, Residential 693 sqm, Parking (outside) 4 spaces. Of the total net area of 1898 sqm there are 1097 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.3 Years	85.857 €	144.413 €	1.380.000 €
ID: 23345 **ZIP: 06862** **Roßlau** **Karl-Liebknecht-Str. 4** **Sachsen-Anhalt**	The property is located in the city centre of Rosslau opposite a supermarket. The surrounding buildings resemble the subject property. The property is a refurbished old building with 3 floors and a fitted-out attic, together with a pathway to the back yard which provides parking facilities. The total net area comprises: Office 198 sqm, Bank hall 118 sqm, Storage 136 sqm, Residential 258 sqm. Of the total net area of 709 sqm there are 314 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	30.324 €	34.113 €	290.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23346 **ZIP: 18055** **Rostock** **Leibnizplatz 1** **Mecklenburg-Vorpomm**	The property is located around 1 km south of Rostock city centre on a 4 lane inner street main road with a tram stop at the front. Along the main street are mixed buildings, to the rear is a more residential characterised area with a university building. Distance to highway is around 4 km. The property is a red bricked/white plastered office building with 4 floors and an underground parking facility. The condition of entrance areas is good-very good. The total net area comprises: Office 1842 sqm, Bank hall 781 sqm, Storage 21 sqm, Safe Parking (inside) 228 spaces. The total net area of 2872 sqm there are 129 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.6 Years	272.389 €	215.938 €	3.260.000 €
ID: 23347 **ZIP: 06526** **Sangerhausen** **Bahnhofstr. 30** **Sachsen-Anhalt**	The property is located close to the main shopping area opposite a church. The surrounding buildings are predominantly old and refurbished. Distance to highway is around 5 km (A 38 which is only partly finished). The property is a refurbished old building with a red bricked facade and an adjoining rear building which is apparently used for parking or storage. The total net area comprises: Office 270 sqm, Bank hall 276 sqm, Storage 242 sqm, Parking (outside) 15 spaces. Of the total net area of 788 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	60.466 €	49.748 €	660.000 €
ID: 23348 **ZIP: 04626** **Schmölln** **Mittelstr. 14** **Thüringen**	The property is located in the city centre of Schmölln on the outskirts of the pedestrianised area. Next to the property is a vacant land plot and a run down building, across the street are railway tracks. The surrounding buildings are predominantly smaller mixed use assets. Across the Mittelstrasse is a new mixed use building with a pharmacy on ground floor level. The property is a 3-floored art nouveaux building with a sandstone and white plastered facade. The building is completely vacant. The total net area comprises: Office 328 sqm, Bank hall 135 sqm, Storage 137 sqm, Residential 142 sqm. Of the total net area of 742 sqm there are 742 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 0.0 Years	00 €	37.634 €	180.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23349 **ZIP: 01968** **Senftenberg** **Bahnhofstr. 22** **Brandenburg**	The property is located around 100 m from the beginning of the pedestrianised area in Senftenberg city centre on a 4 lane main street. The property is the last in a row, and the plot neighbouring the property comprises a small run down building and a parking lot. The surrounding buildings resemble the subject property. The property is a 4 floored plastered old building with a retail unit at ground floor level and residential units on the upper floors. There is parking and entrances to the rear of the building. The total net area comprises: Office 61 sqm, Bank hall 206 sqm, Storage 39 sqm, Safe 84 sqm, Residential 488 sqm. Of the total net area of 878 sqm there are 878 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	49.462 €	380.000 €
ID: 23350 **ZIP: 96515** **Sonneberg** **Gustav-König-Str. 20** **Thüringen**	The property is located in Sonneberg, which is a small town in the south of Thuringia. Erfurt is about 75 km to the north. The highway A9 is about 40 km to the east and the A71 is 52 km to the northwest. The property comprises a 4-storey building with parking to the rear. It is a corner building. On the ground floor there is a Dresdner Bank branch, a hairdresser and an insurance company's office. The usage of the upper floors is partially residential and partially as doctors' practices. The total net area comprises: Office 232 sqm, Bank hall 217 sqm, Storage 170 sqm. Of the total net area of 619 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	289,74/1.000 NO NO 3.0 Years	47.460 €	41.282 €	440.000 €
ID: 23351 **ZIP: 78048** **Villingen** **Am Riettor 3 (TE)** **Hessen**	The property is located about 50 m away from the pedestrianised area of Villingen. The buildings in the neighbourhood are mostly used as offices. Another bank is located in the immediately vicinity. The property has a modern part, attached to an old, historic building. The condition of both parts is good. Most of the area is used by the bank. The property has an underground garage. The total net area comprises: Office 623 sqm, Bank hall 641 sqm, Safe 274 sqm, Parking (inside) 20 spaces. Of the total net area of 1537 sqm there are 323 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	3.785/10.000 NO Yes 5.3 Years	117.531 €	142.520 €	2.280.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23353 **ZIP: 99423** **Weimar** **Steubenstr. 13** **Thüringen**	The property is located in the historical town of Weimar. The city of Weimar is known as "Goethestadt", is located 20 km east of Erfurt and attracts several thousand tourists a year. The property isn't located in the famous old city centre but just 200 m away from it. The surrounding area is dominated by small retail and residential usage. The 4-storey building has a historical facade and a rectangular layout. The windows and front doors are in gothic style. There are two tenants other than Dresdner Bank, which use small office units. The building has a main entrance at the front which is used by Dresdner Bank and a side entrance for other office units. The total net area comprises: Residential 261 sqm. Of the total net area of 261 sqm there are 162 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.0 Years	2.101 €	9.408 €	40.000 €
ID: 23354 **ZIP: 99423** **Weimar** **Steubenstr. 15** **Thüringen**	The property is located in the historical town of Weimar. The city of Weimar, known as "Goethestadt", is located 20 km east of Erfurt and attracts several thousand tourists a year. The property isn't located in the famous old city centre but is just 200 m away from it. The surrounding area is dominated by small retail and residential buildings. The 4-storey building has a historic facade and a rectangular layout. The windows and front doors are in gothic style. There are two tenants other than Dresdner Bank which use small office units. The building has a main entrance at the front which is used by Dresdner Bank and a side entrance for other office units. The total net area comprises: Office 5125 sqm, Bank hall 729 sqm, Storage 470 sqm, Parking (outside) 44 spaces. Of the total net area of 6323 sqm there are 4365 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.6 Years	153.899 €	367.574 €	3.200.000 €
ID: 23355 **ZIP: 06667** **Weißenfels** **Friedrichstr. 14** **Sachsen-Anhalt**	The property is located close to Weißenfels city centre on a 2 lane inner street main road (heavily frequented). The surrounding properties are similar to the subject property, most of which are refurbished. Distance to highway is 5 km. The property is a 4 floor plastered art-nouveau corner building with parking lots in a closed rear courtyard. The total net area comprises: Office 676 sqm, Bank hall 297 sqm, Storage 254 sqm, Residential 287 sqm, Parking (outside) 11 spaces. Of the total net area of 1513 sqm there are 623 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 3.0 Years	68.627 €	93.012 €	1.010.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23356 **ZIP: 02943** **Weißwasser** **Bautzener Str. 54** **Sachsen**	The property is located in the city centre of Weisswasser in mixed surroundings. The surrounding properties resemble the subject property or are in a slightly worse condition. The distance to the highway is 30 km. The property is a 3 floored neo-classical mixed use corner building with a red bricked/plastered facade. There is a pathway to the back yard, which provides the entrances to the residential units and parking facilities. There are retail units on ground floor level. The total net area comprises: Office 378 sqm, Bank hall 182 sqm, Retail 68 sqm, Residential 994 sqm, Parking (outside) 5 spaces. Of the total net area of 1623 sqm there are 807 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.3 Years	55.755 €	119.503 €	1.030.000 €
ID: 23357 **ZIP: 16792** **Zehdenick** **Am Markt 1** **Brandenburg**	The property is located on the market place opposite the church. There are similar, but mainly smaller buildings nearby. Distance to the highway is 30 km. The property is a 2 floored mixed use corner building with fitted-out attic under monumental protection. The side building is not as high as the main one, and there is a passageway to an inner yard. The total net area comprises: Office 180 sqm, Bank hall 293 sqm, Storage 136 sqm, Residential 72 sqm, Parking (outside) 3 spaces. Of the total net area of 681 sqm there are 72 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.0 Years	49.886 €	55.153 €	700.000 €
ID: 23358 **ZIP: 09405** **Zschopau** **Neumarkt 7** **Sachsen**	The property is located in the city centre of Zschopau on a market place. The surrounding buildings resemble the subject property, and there is public parking subject to charge on the market place. Distance to the highway is 15 km. The property is a 3 floored plastered old building with a fitted-out attic. There is a retail unit at ground floor level and office space on the upper floors. The total net area comprises: Office 285 sqm, Bank hall 144 sqm, Storage 99 sqm, Other 35 sqm. Of the total net area of 563 sqm there are 130 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.7 Years	31.564 €	33.724 €	370.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23359 **ZIP: 08056** **Zwickau** **Dr.-Friedrichs-Ring 23** **Sachsen**	The property is located in the city centre of Zwickau at the beginning of the main pedestrianised area. The surroundings are characterised by similar mixed use old buildings. There is some public parking nearby. Distance to the highway is 6 km. The property is a 4 floored old building with a plastered facade. There are retail units at ground floor level and office spaces on the upper floors. The total net area comprises: Office 1924 sqm, Bank hall 741 sqm, Retail 201 sqm, Storage 724 sqm, Parking (outside) 28 spaces, Other Items 1 sqm. Of the total net area of 3590 sqm there are 1244 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.9 Years	285.505 €	365.256 €	3.990.000 €
ID: 23360 **ZIP: 03238** **Finsterwalde** **Berliner Str. 1** **Brandenburg**	The building is located in the main shopping area of Finsterwalde on a busy local road. Most of the surrounding buildings are refurbished old properties, with commercial assets on the main street and residential houses on the side streets. Distance to highway is 15 km. The property is a new red-brown plastered corner building with 4 floors. There are multiple entrances which are in good condition, as well as an underground parking facility and parking to the rear of the building. The total net area comprises: Office 2222 sqm, Bank hall 250 sqm, Retail 507 sqm, Storage 125 sqm, Safe 175 sqm, Parking (inside) 20 spaces. Of the total net area of 3279 sqm there are 1462 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.9 Years	136.781 €	175.575 €	1.540.000 €
ID: 23361 **ZIP: 04109** **Leipzig** **Neumarkt 29-33** **Sachsen**	The property is located in the city of Leipzig, which shows economic development in contrast to several other Eastern German cities. The location of Neumarkt is close to the pedestrianised area. There are mainly retail and office properties in the surrounding area. There are also several theatres, museums etc. in this area. The 6-storey building comprise 2 buildings. One is of later construction date and has a modern glass and steel facade. It has a retail passage on the ground floor and office units on the upper floors. The other has a historic facade with retail units on the ground floor and office units on the upper floors. The total net area comprises: Office 7092 sqm, Retail 981 sqm, Storage 939 sqm. Of the total net area of 9011 sqm there are 7997 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 0.9 Years	79.094 €	461.351 €	3.660.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23362 **ZIP: 06217** **Merseburg** **Gotthardstr. 31** **"Klia-Passage"** **Sachsen-Anhalt**	The subject property is located in the city centre of Merseburg on the main pedestrian high street. Opposite the so called "Klia Passage" is a fairly new and large office complex occupied by a local bank ("Sparkasse"). Just off the main highstreet are residential high rise buildings and a run down former shopping amenity. A supermarket ("Plus") is located behind this property. Public transport facilities are located on Weissenfelser Strasse. The 4 storey mixed use shopping centre was constructed in 1995 and comprises three different buildings. Two similar parallel buildings accommodate an open shopping arcade on the ground floor (13 units, 2 of which are vacant) and office space along a balustrade on the first floor (mainly occupied by the insurance company "Barmer"). 23 residential units are in the third and fourth floors. The third building is at the end of the arcade towards the city centre accommodating the bank hall of Dresdner Bank on the ground floor and office space in the three upper floors, partly rented out to Dresdner Bank and a local newspaper. After almost full occupancy in 1999 there has been substantial structural vacancy ever since. 14 of 23 residential flats and approx. 50 of 83 parking spaces are currently vacant. Some office space (so called Penthouse on the fourth floor) has apparently never been let out since construction. The total net area comprises: Office 3491 sqm, Bank hall 592 sqm, Retail 1665 sqm, Storage 474 sqm, Residential 2004 sqm, Parking (inside) 82 spaces. Of the total net area of 8226 sqm there are 3032 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.9 Years	567.680 €	496.259 €	5.880.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23363 **ZIP: 04860** **Torgau** **Wittenberger Str. 25** **Sachsen**	The property is located 50 m off the main shopping area in Torgau city centre, surrounded by old refurbished buildings. Distance to the highway is 50 km. The property consists of two units, the first is an old red bricked corner building (called "Lutherhaus") with 3 floors and a fitted-out attic. The other unit consists of two adjoining buildings to either side of the corner building, and is a new 4 floored building with attic floor. There is a restaurant and two retail units at ground floor level and office spaces on the upper floors. There is an underground parking facility. There is a letting board advertising vacant space. The total net area comprises: Office 1398 sqm, Bank hall 225 sqm, Retail 81 sqm, Storage 182 sqm, Safe 80 sqm, Residential 288 sqm, Other 124 sqm, Parking (inside) 7 spaces. Of the total net area of 2378 sqm there are 821 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 1.2 Years	119.499 €	148.451 €	1.190.000 €
ID: 23364 **ZIP: 02763** **Zittau** **Neustadt 15-15 a** **Sachsen**	The property is located in the city centre of Zittau on a large square. The surroundings are characterised by old refurbished medium sized commercial buildings. Distance to the highway is 40 km. The property is a rather new 3 floored mixed use building with a cladded sandstone/ plastered facade and a fitted-out attic. There are two entrances to the side of the building via a pathway. To the left side of the building is an underground parking facility. The total net area comprises: Office 1589 sqm, Bank hall 824 sqm, Storage 159 sqm, Residential 513 sqm, Parking (inside) 20 spaces. Of the total net area of 3086 sqm there are 825 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO Yes 2.5 Years	219.366 €	265.611 €	2.890.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23365 **ZIP: 06429** **Altenburg** **Hillgasse/Kunstgasse/** **Mühlpf** **Thüringen**	The property is located in Altenburg in the state of Thuringia, between Chemnitz and Leipzig. The property is named Altenburg City Center. The A4 highway which leads to Erfurt and Chemnitz is 25km to the south. Altenburg has a population of some 38,000 people. Current unemployment rate is at 19%. The 2 to 5-storey building has a plastered facade and several building parts. There are residential, office and retail units in the building. Most of the building seemed vacant. The property is in a very good condition. The property offers modern office space, divisible into 250 sqm units. Office space vacancy is split over all floors. The office space is on the market between € 5,00 sqm and € 5,50 sqm depending on tenant fit out. The asking rent for the retail space is between € 5,00 sqm and € 7,00 sqm depending on the size and location of the individual units. The total net area comprises: Office 3960 sqm, Bank hall 262 sqm, Retail 2822 sqm, Storage 776 sqm, Residential 2504 sqm. Other 508 sqm, Parking (inside) 78 spaces, Other Items 1 sqm. Of the total net area of 10832 sqm there are 5653 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.4 Years	347.663 €	491.006 €	5.890.000 €
ID: 23366 **ZIP: 02625** **Bautzen** **Kornmarkt 4-6/ Karl-Marx-St** **Sachsen**	The property is located in the city of Bautzen which is about 65 km east of Dresden. The border to the Czech Republic is 15 km to the south and the border to Poland is 50 km to the east. The building is located at a main street. On the other side of the street there is a huge shopping centre which seemed fully let. The 6-storey building has a plastered facade and a retail passage on the ground floor. The passage has a star-shaped layout but has no large tenants which attract lots of people. The Dresdner Bank is located on the corner of the building and is only accessible from the outside and not from the passage. The total net area comprises: Office 5765 sqm, Bank hall 350 sqm, Retail 1408 sqm, Storage 171 sqm, Safe 237 sqm, Residential 642 sqm, Parking (inside) 60 spaces, Other Items 2 sqm. Of the total net area of 8573 sqm there are 486 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.7 Years	714.891 €	586.531 €	8.500.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23367 **ZIP: 02625** **Bautzen** **Lauengraben 18** **Sachsen**	The property is located in the city of Bautzen which is about 65 km east of Dresden. The border to the Czech Republic is 15 km to the south and the border to Poland is 50 km to the east. The building is located on a main street. On the other side of the street there is a huge shopping centre which seemed fully let. The 3-storey building has a historic facade with bricks on the ground floor facade and plaster on the upper 2 floors. On the ground floor there are three retail units and there are office units on the upper floors. The building is connected to "Kornmarkt 4-6" and there is also a passage leading to this building. The total net area comprises: Office 539 sqm, Retail 142 sqm, Storage 139 sqm, Residential 161 sqm, Parking (outside) 3 spaces. Of the total net area of 983 sqm there are 10 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.2 Years	89.757 €	68.299 €	900.000 €
ID: 23368 **ZIP: 28195** **Bremen** **Domshof 18-20** **Bremen**	The subject property is situated in the very city centre of Bremen on the central market place and close to the dome. The market place forms the entrance to the pedestrianised area, but there are also many office buildings. Right in front of the property is a tram stop and the street has restricted traffic access. The quality of the surrounding buildings is good. The property is a 6 floor office building with two entrances and a sandstone facade which is in good condition. The back entrance for the physically disabled is an Herdentorswallstrasse, where some parking facilities are also to be found. The total net area comprises: Office 6369 sqm, Storage 1059 sqm, Parking (inside) 26 spaces, Parking (outside) 21 spaces. Of the total net area of 7428 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.8 Years	899.590 €	850.646 €	16.500.000 €
ID: 23369 **ZIP: 40212** **Düsseldorf** **Grünstr.4-6** **Nordrhein-Westfalen**	The property is located two properties away from the Königsallee (Düsseldorf prime retail street) and offers retail space on the ground floor and office space above in a highly sought after location. 7-storey concrete construction with a stone-tiled facade. Ground floor consists of retail space while the remaining floors are office use. The total net area comprises: Office 859 sqm, Residential 29 sqm, Parking (inside) 26 spaces, Retail 211 sqm. Of the total net area of 1099 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.6 Years	138.956 €	245.320 €	4.350.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23370 **ZIP: 60329** **Frankfurt/Main** **Taunusanlage 9** **Hessen**	The subject property is located in the traditional Frankfurt submarket of "Bankenviertel". In the direct vicinity is the new "Skyper" built by DEKA Immobilien. The city centre with the "Alten Oper" is just 300 m away. The infrastructure is very good, and the tube station "Taunusanlage" is only 50 m away. The 6 storey representative office building was fully refurbished in 1986. The property has an average tenant fit out, including a floor-to-ceiling height of 2.50 m and window sill cable ducts. The ground floor and the fifth floor are air conditioned. The main characteristic of the building is the inner courtyard with open square corridors above, making the office space bright and generous. The property is connected with the adjacent building of Marienstraße 2 and is therefore not separately lettable. A staircase connects the property Taunusanlage 9 with Marienstraße 2, where a second entrance is located. The total net area comprises: Office 6567 sqm. Of the total net area of 6567 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	2.530.219 €	1.654.833 €	40.430.000 €
ID: 23371 **ZIP: 60329** **Frankfurt/Main** **Kaiserstr.70** **Hessen**	This historical building is located in the submarket of "Bahnhofsviertel" in the so called "Kaisersack". The infrastructure is good. The public transport connection is also good. The main train station is in the immediate vicinity. On Kaiserstrasse are predominantly shops and restaurants. This historic building with a natural stone facade was fully refurbished in 1997. The ground floor accommodates some retail units, whereas offices are located on floors 1-4 with 7 residential units in the attic. The office space has an above average fit out standard including a floor-to-ceiling height of 2.75 m, suspended metal ceilings, full air conditioning, raised floors, sun blinds lying inside, glass lifts and representative reception area. The flats are fully fitted out and are held for Eurohypo guests. The total net area comprises: Office 2003 sqm, Retail 273 sqm, Storage 290 sqm. Of the total net area of 2566 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.6 Years	646.453 €	438.806 €	9.980.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23372 **ZIP: 60329** **Frankfurt/Main** **Marienstr.2** **Hessen**	The subject property is located in the traditional Frankfurt submarket of "Bankenviertel". In the immediate vicinity is the new "Skyper" built by DEKA Immobilien. The city centre with the "Alten Oper" is just 300 m away. The infrastructure is very good. The tube station "Taunusanlage" is only 50 m away. This part of the complex was constructed in 1988 and therefore has a higher standard of tenant fit out than Taunusanlage. This includes raised floors, air conditioning, a floor-to-ceiling height of 2.75-3 m, natural stone facade and open plan offices of up to 400 m^2. The 6 storey building complex has various differences in floor levels due to the different construction dates and floor-to-ceiling heights of the two buildings. This is not considered to be disturbing. The entrance on Marienstrasse 2 is officially part of the site of Taunusanlage 9, therefore the two buildings are not separately lettable. The technical equipment is also not separable. The access to the basement garage is along Marienstraße. The total net area comprises: Office 277 sqm. Of the total net area of 2787 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	1.342.592 €	702.367 €	18.410.000 €
ID: 23375 **ZIP: 20457** **Hamburg** **Kleiner Burstah 6-10** **Hamburg**	The subject property is located in the "old city" of Hamburg, an area characterised by office buildings, but it provides restaurants and small shopping facilities as well and is not far from city centre (ca. 250 m). Infrastructure is good. Public transport is located nearby (150 m). The distance to the main central station is around 1 km, to the highway 5 km and to the airport 13 km. The quality of the surrounding properties ranges from good to medium. The property is a 7 floor glass/aluminium facaded office building with an indoor parking facility and outside sun blinds. The building was recently refurbished. The tenant Provinzial insurance company spent a lot of money on the fit out. The property can be split into 2 lease-sections per floor due to the fact that there is a second entrance with an elevator at Ost-West-Strasse. Conference facilities are located on the 6th floor, and the management occupies the offices on the 5th floor. The property is in a general very good to good condition. The total net area comprises: Office 6916 sqm, Storage 480 sqm, Other 1 sqm, Parking (inside) 30 spaces, Parking (outside) 11 spaces. Of the total net area of 7397 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.3 Years	1.143.585 €	1.111.489 €	21.350.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23376 **ZIP: 20354** **Hamburg** **ABC Str.13** **Hamburg**	The subject property is located in the "old city" of Hamburg, an area characterised by office buildings, but it provides restaurants and small shopping facilities as well and is not far from the city centre (ca. 250 m). Infrastructure is good, the distance to the main central station is around 1 km, to the highway 5 km and to the airport 13 km. The quality of the surrounding properties ranges from good to medium. There are several developments under construction, so that the microlocation will be upgraded. The property is a 6 floor glass/aluminium facaded office building with outside sun blinds. There is a main entrance with an elevator and a light well in the middle of the building. The property can be split into 2 lease sections on each floor. There is a fire staircase at the side of the building with a separate entrance. A high-bay-regal is located in the cellar. A tunnel connects another building because of former banking activities. The tunnel can be closed when the tenant moves out. The property is in a generally good condition. The total net area comprises: Office 2333 sqm. Of the total net area of 2333 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.0 Years	433.235 €	433.936 €	7.760.000 €
ID: 23377 **ZIP: 04109** **Leipzig** **Käthe-Kollwitz-Str.1** **Sachsen**	The property is located in the city of Leipzig, which shows economic development in contrast to several other Eastern german Cities. The location is only 100 m away from the city centre with its pedestrianised area, but it is outside of the inner city ring. There are several historic buildings in the surrounding area which are of residential or office usage. The 5-storey building has a historic facade and is completely used as an office building. The building seemed mainly vacant with only 1 name on the doorbell showing Allianz as a tenant. The total net area comprises: Office 1890 sqm, Storage 150 sqm. Of the total net area of 2041 sqm there are 1494 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	100.221 €	92.974 €	640.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23378 **ZIP: 67059** **Ludwigshafen** **An der Rheinschanze 1** **Rheinland-Pfalz**	The property is located in Ludwigshafen, which is between Frankfurt and Stuttgart. It is an inner city location with very good access to the pedestrianised zone. A train station is approx. 50 m away. The 5-storey building has a Dresdner Bank branch on the ground floor and offices on the upper floors. It is a corner location. It has a cladded facade. The property was built in 1961. The fit out is not very good. The floors could be divided up into three separate sections. The floor-to-ceiling height is 2.50 m. In 1986 an extension was added to the existing building. The fit out of the extension is slightly better. Parking facilities are located in front of the building. The total net area comprises: Office 5673 sqm. Of the total net area of 5673 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.0 Years	806.477 €	306.342 €	4.500.000 €
ID: 23380 **ZIP: 68161** **Mannheim** **P2, 12** **Baden-Württemberg**	The subject property is located in a very prominent location in the pedestrian zone of Mannheim. The infrastructure is excellent. A tram station is located in the direct vicinity. The property was constructed in 1974. The ground floor accommodates some retail units and a bank hall of Dresdner Bank. In floors 1-6 are offices and conference rooms. The building is terraced from the fourth floor upwards. The facade of the building was renewed in 2005. The property has a good tenant fit out such as full air conditioning, a floor-to-ceiling height of 2.75 m, window sill cable ducts, etc. The efficiency of the office space is partly reduced due to storage/archive/copy rooms in the inner core of the building. The total net area comprises: Office 11443 sqm, Bank hall 453 sqm, Retail 1256 sqm, Storage 33 sqm, Safe 206 sqm, Other 1535 sqm, Parking (inside) 111 spaces, Other Items 1 sqm. Of the total net area of 14926 sqm there are 1988 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 64 NO 8.8 Years	2.546.827 €	2.574.021 €	48.140.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23382 ZIP: 20354 Hamburg Gr.Bleichen 1-3 Hamburg	The subject property is located in one of the most prestigious locations in Hamburg city, right at the Jungfernstieg and close to the inner city Alter Lake (Binnenalster). Public transport facilities are very good, distance to main central train station is 1 km, to the highway 7 km, and to the airport 12 km. The surrounding area is a AAA office and shopping location and there are many exclusive retail facilities around. The streets are heavily frequented at most times of the day with shoppers, businessmen and tourists. The property is divided into 3 units, the first of which faces Jungfernstieg, a neoclassical highly representative 6-floor building with a fitted-out attic and some retail facilities in the 'souterrain' (basement). The facade is made of sandstone. The second unit is located at the junction of Jungfernstieg and Große Bleichen. It is an art nouveau/ neoclassical building with 6 floors and a fitted-out attic with a white plastered facade. There is a retail unit at ground floor level, and offices on the upper floors. The third unit is Große Bleichen Nr. 3, a younger building with 5 floors and a fitted out attic. There is a small retail facility on ground floor level and access to underground parking. The facade is made of granite with some glass elements. There are 3 light wells. Each floor can be divided into 4 sections. The quality of each unit is good to very good and the entrance areas are good. The total net area comprises: Office 7123 sqm, Bank hall 1952 sqm, Retail 470 sqm, Storage 754 sqm, Safe 335 sqm, Parking (inside) 14 spaces. Of the total net area of 10635 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 12.9 Years	4.214.869 €	3.251.342 €	86.490.000 €
ID: 23386 ZIP: 80797 München Schleißheimer Straße 224 Bayern	Schleißheimer Straße is a highly frequented street to the north-west of Munich. There are lots of mid-class residential and retail properties nearby. The location and infrastructure are poor. 5-storey property with retail usage on the ground floor and low class residential on the upper floors. Due to the renovated substance, the property is in a generally good condition, but a little neglected. Difficult to re-let or sell due to partial ownership and vacant status. The total net area comprises: Bank hall 331 sqm, Other 33 sqm, Parking (inside) 6 spaces. Of the total net area of 364 sqm there are 364 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	172/1.000 NO NO 0.0 Years	00 €	44.533 €	550.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23390 **ZIP: 63067** **Offenbach** **Frankfurter Straße 54-62** **Hessen**	The subject property is located in the city centre of Offenbach. The pedestrian zone is opposite the building. Public transport connections are good. The property is a mixed use office building with a 3 storey extension building and another 1 storey extension building in the inner courtyard. There are garages on the ground floor and offices above, which circle around the courtyard. The tenant fit out is basic. Only the front building which is terraced from the 3rd floor upwards has a good tenant fit out. The total net area comprises: Office 3728 sqm, Bank hall 331 sqm, Retail 1071 sqm, Storage 977 sqm, Other 49 sqm, Parking (inside) 7 spaces, Parking (outside) 69 spaces. Of the total net area of 6156 sqm there are 1156 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.3 Years	471.765 €	435.005 €	6.020.000 €
ID: 23392 **ZIP: 60329** **Frankfurt/Main** **Windmühlstraße 14** **Hessen**	The subject property is located in the Frankfurt district of "Bahnhofsviertel" and lies on the border of the district of "Bankenviertel". The building complex stretches along Gutleutstraße and Wilhelm-Leuschener-Straße as well as Windmühlstraße and Mainluststraße. The accessibility by both car and public transport is very good. The subject property was constructed in 1992 for the purposes of the current tenant Dresdner Bank. One existing historic building in Gutleutstraße was integrated. The complex is fitted out well. This includes e.g. a representative reception area, 5 lift systems, a separate entrance on Gutleutstraße, raised floors, full air conditioning with moisturisation, tiltable windows, mobile partition wall system, a floor-to-ceiling height of 2.75 m and partial outside sun blinds. Four inner courtyards provide sufficient daylight. The property has two basement garage levels, providing parking and a ground floor with some retail units (restaurant) as well as seven above ground floors. The total net area comprises: Office 38127 sqm, Storage 2788 sqm, Other 311 sqm, Parking (outside) 148 spaces, Other Items 1 sqm. Of the total net area of 41226 sqm there are 284 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 5.0 Years	8.946.639 €	6.897.090 €	157.750.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23393 **ZIP: 60594** **Frankfurt/Main** **Schweizer Str. 27** **Hessen**	The property is located in the submarket of "Sachsenhausen", which is south of the River Main. Sachsenhausen is a traditional old district with a high living standard. The infrastructure is very good. A tram station is 50 m away. Schweizer Straße is the main shopping street of Sachsenhausen. The property is on the corner Gartenstraße and Schweizerstraße. The property is only partially owned. The ground floor is used as a bank hall and a coffee shop. The total net area comprises: Bank hall 231 sqm, Storage 146 sqm. Of the total net area of 377 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	366/1.817 NO NO 4.0 Years	90.437 €	46.795 €	1.120.000 €
ID: 23395 **ZIP: 60594** **Frankfurt/Main** **Schweizer Str. 27** **Hessen**	The property is located in the district of "Sachsenhausen", which is south of the River Main. Sachsenhausen is a traditional old district with a high living standard. The infrastructure is very good. A tram station is in 50 m away. Schweizer Straße is the main shopping street of Sachsenhausen. The property is on the corner Gartenstraße and Schweizerstraße. The property is only partially owned. The ground floor is used as a bank hall and a coffee shop. The total net area comprises: Retail 100 sqm. Of the total net area of 100 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	72/1.817 NO NO 1.2 Years	37.984 €	23.978 €	490.000 €
ID: 23396 **ZIP: 01067** **Dresden** **Schäferstraße 6-8** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200m away. Plot of land. The total net area comprises: 968 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	00 €	23.000 €
ID: 23397 **ZIP: 01067** **Dresden** **Adlergasse 33** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200m away. Plot of land. The total net area comprises: 330 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	00 €	7.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23398 **ZIP: 01067** **Dresden** **Schäferstr.12-24** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200m away. Plot of land. The total net area comprises: 4,220 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	00 €	91.000 €
ID: 23399 **ZIP: 01067** **Dresden** **Behringstraße 9** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200 m away. Plot of land. The total net area comprises: 290 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	00 €	6.000 €
ID: 23402 **ZIP: 01067** **Dresden** **Schäferstr.2/Ecke** **Adlergasse** **Sachsen**	The site is located outside the city centre of Dresden, close to the Dresden-Friedrichstadt clinic. The buildings on the other side of Schäferstrasse are all residential buildings. The immediate vicinity is dominated by office, retail and some small production facilities. A tram station is 100-200 m away. Plot of land. The total net area comprises: Other 1,299 sqm. Of the total net area of 1,299 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	53.024 €	760.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23405 **ZIP: 80335** **München** **Marsstraße 20-22** **Bayern**	The property is located in one of the main western streets to the inner city near the main railway station. This location is not considered as a good inner city office location, but there is good infrastructure. Big office property with 3 basements, ground floor and up to 6 upper floors; metal/glass facade; only two main entrances (which complicates a divided re-letting of the property); regular standard of fit-out; large vacant basement spaces from a former data processing centre; underground car park with 320 lots (very good); air-conditioning only in special purpose space, not in office space, big canteen on the top floor. The total net area comprises: Office 20476 sqm, Retail 89 sqm, Storage 5239 sqm, Other 28 sqm, Parking (inside) 319 spaces. Of the total net area of 25832 sqm there are 67 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 4.9 Years	4.822.555 €	4.889.506 €	101.670.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 23406 **ZIP: 60486** **Frankfurt/Main** **Theodor-Heuss-Allee 44** **Hessen**	The "Estrella" (Broker Office Centre) is located in the market segment of City West, one of the most dynamic and up-and-coming sub-districts in Frankfurt. The local public transport network connection is very good. The local railway stations (S-Bahn) 'Frankfurt West' and 'Messe' (serviced by the lines S3, S4, S5 and S6) are located within 2-3 minutes' walk of the property. The main railway station is within only one to two stations. A tram and a bus line complete the good infrastructure. Well-known companies such as R+V Versicherung, Zürich Agrippina Versicherung, American Express, Dresdner Bank, Siemens, Deloitte & Touche, Dresdner Kleinwort Wasserstein, ABN Amro Bank, Commerzbank, Deutsche Bank, McCann-Erickson, Diba Allgemeine Deutsche Direktbank/ING, Gerling Versicherung, Marconi, Axa Colonia and Credit Suisse have established head or branch offices in this location. This trading centre is one of the most modern in the world. More than 1,500 employees work in this building — on one floor even accommodates approx. 400 brokers. Three floors are designed as open plan offices. The building is terraced in the upper floors. One inner courtyard provides additional daylight for the top three floors. Offices and conference rooms are located along the window facade. The partition walls in the corridors are mostly made of glass. The fit out of the space is of exceptional high standard: raised floors (35 cm), a floor-to-ceiling height of 5 m in the trading rooms, full air conditioning, escalators, external sun blinds etc. The ground floor accommodates conference rooms, the mail distribution centre, offices for the building control system and a canteen. The total net area comprises: Office 34129 sqm, Parking (inside) 170 spaces, Other Items 2 sqm. Of the total net area of 34129 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 11.0 Years	10.889.826 €	7.693.234 €	203.660.000 €
ID: 23407 **ZIP: 60329** **Frankfurt/Main** **Elbestraße 46** **(Vorderhaus) Hessen**	The property is located in the "Bahnhofsviertel" district, directly in the red light district. The infrastructure is good. The main station with all major traffic connections is approx. 500 m away. The city centre is within 10 minutes walking distance. The location is not a typical office area. The property seems to be from the early 1970s. To reach the courtyard at the rear of the property there is a gateway through the building on the ground floor. Above the ground floor there are 6 upper floors. The total net area comprises: Office 1483 sqm, Residential 155 sqm. Of the total net area of 1638 sqm there are 1125 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 1.2 Years	43.815 €	98.274 €	730.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 30101 **ZIP: 61462** **Königstein/Ts.** **Ölmühlweg 65-67** **Hessen**	North of Frankfurt is the 750 year old city of Königstein which is 20 minutes from Frankfurt's city centre. Königstein lies at the foot of the 890 m Feldberg Mountain. The surrounding area is influxed by nature, history and the arts. The Rhein-Main-Airport is reachable within 25 minutes. KTC offers a good view of the ruins of the city's medieval castle, which probably dates back to the time of Emperor Barbarossa. Surrounded by woods and an unspoiled natural environment, there is a good combination of work and leisure, as well as peace and quiet. KTC functions as Dresdner Bank Group's communications and training centre. The modern facilities have been specially designed to meet this requirement. The property combines six buildings with different construction dates. The newest building is from 1993. KTC offers about 36 seminar rooms (up to 300 people in one room) as well as 211 guest rooms. The buildings are in very good condition and achieves a very high quality fit out. There are the following leisure facilities: tennis court, bowling, boules, fitness facilities, swimming pool, sauna, steam bath, solarium, putting green, shooting, billiards, table tennis, etc. All of the guest rooms also have a good fit out. 168 parking spaces were available as well as a restaurant with 170 — 200 seats. The total net area comprises: Other 15450 sqm, Parking (inside) 60 spaces, Parking (outside) 104 spaces, Other Items 8 sqm. Of the total net area of 15450 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 10.0 Years	1.500.000 €	1.205.100 €	24.160.000 €
ID: 30103 **ZIP: 60329** **Frankfurt/Main** **Münchener Str. 8** **Hessen**	The subject property is located in the Frankfurt district of "Bahnhofsviertel", parallel to Kaiserstraße. The infrastructure is good. The tube station 'Willy Brandt Platz' is approx. 5 minutes away. The main train station with all important train connections is also only 5 minutes away. The "Alte Oper" is approx. 850 m away. 8 storey office building with plastered facade. Building is probably from the 1970s. It offers retail space on the ground floor and office floors on the upper floors. We are concerned about the possible need to adopt "high rise regulations" in order to comply with fire regulations. The total net area comprises: Office 2205 sqm, Retail 391 sqm, Storage 14 sqm, Other Items 1 sqm. Of the total net area of 2610 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 32 NO 1.5 Years	454.519 €	252.905 €	2.800.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 30104 ZIP: 68161 Mannheim P2, 12 Baden-Württemberg	The property is located in Mannheim which is between Frankfurt and Stuttgart. It is an inner city location within the "Squared District". The 6-storey building has a modern facade. There are several retailers on the ground floor and a Dresdner Bank office on the upper floors. The total net area comprises: Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	00 €	00 €
ID: 30105 ZIP: 50668 Köln Auf dem Hunnenrücken 2-22 Nordrhein-Westfalen	The property is located in an established office area in the city centre of Cologne. The parking garage has been voted top parking garage of Cologne in 2004. The parking garage is opposite the "Enggasse 3" building and could potentially serve the parking demand of the various office buildings in the area. 3 levelled parking garage. Solid concrete construction with metal covering facade. The total net area comprises: Parking (outside) 63 spaces, Other Items 1 sqm. Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO 61 NO 0.9 Years	25.838 €	57.000 €	980.000 €
ID: 30107 ZIP: 27568 Bremerhaven Bürgermeister-Smidt-Str. 41- Bremen	The property is located in the pedestrianized area close to the harbour. There are public parking blocks and other public parking subject to charge nearby. Multiple bus lines pass close to the property. The property is a 4-6 floor plastered/ cladded mixed use building with several parking lots at the rear. Entrance areas are in good and medium condition. The total net area comprises: Office 123 sqm, Bank hall 353 sqm, Storage 93 sqm, Residential 1246 sqm, Parking (outside) 2 spaces, Other Items 1 sqm. Of the total net area of 1815 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 6.0 Years	72.808 €	102.916 €	1.300.000 €

Property Address	Description, Age and Floor Areas	Tenure and Tenancies		Net Annual Rents Receivable (€)	Estimated Net Annual Rent (€)	Net Market Value (€)
ID: 30108 **ZIP: 30453** **Hannover** **Wunstorfer Landstr. 86** **Niedersachsen**	The subject property is located in the western quarter of Ahlem on the city outskirts. The surroundings are characterised by predominantly residential facilities and a large Audi car dealer. North of the property, along the River Leine is a camping site, to the northeast there are rail tracks, and across Am Bahndamm is a large car park belonging to the car dealer. The property is undeveloped land which is situated across the recently built extension of Am Bahndamm. The grass-covered land is flat and has no waste dump, and connection to the street is provided by Am Bahndamm. There are transmission lines across the plot, which is bordered by rail tracks and a camping site. The total net area comprises: Of the total net area of 0 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 0.0 Years	00 €	00 €	508.000 €
ID: 30165 **ZIP: 90403** **Nürnberg** **Bischof-Meiser-Str. 3** **Bayern**	Located in the city centre of Nuremburg, bordering the pedestrianised zone which begins 100 m to the right; very good infrastructure. 5-storey property with retail usage on ground floor, office and residential on upper floors; own underground car park (very important in this location); property in an average condition. The total net area comprises: Office 1111 sqm, Bank hall 238 sqm, Retail 110 sqm, Storage 106 sqm, Residential 148 sqm, Parking (inside) 20 spaces, Other Items 2 sqm. Of the total net area of 1712 sqm there are 0 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 2.0 Years	295.825 €	227.886 €	3.820.000 €
ID: 30183 **ZIP: 04177** **Leipzig** **Lindenauer Markt 13/13a, O** **Sachsen**	The property is located in the city of Leipzig, which shows economic development in contrast to several other Eastern German cities. The microlocation is outside of the city centre but can be described as a sub-center in the suburb Lindenau. There is a large market place in front of the building and the surrounding area is dominated by retail and office buildings. A tram station is just 50 m away, connecting the market place to the Leipzig city centre. The 6-storey building has a historic facade which is in a very good refurbished condition. There are 2 ariels on the front of the building. There are retail units on the ground floor and offices on the upper floors. The total net area comprises: Office 4023 sqm, Bank hall 203 sqm, Retail 979 sqm, Storage 361 sqm, Residential 1310 sqm, Parking (inside) 70 spaces. Of the total net area of 6876 sqm there are 4731 sqm vacant.	Partial Ownership Ground Lease (Expiry) Monumental Protection Average Lease Term	NO NO NO 3.9 Years	212.013 €	425.863 €	5.020.000 €

DEFINITIONS

The following definitions apply throughout this Prospectus unless the context requires otherwise:

25% Threshold	Ownership by Benefit Plan Investors, in the aggregate, of 25% or more of the value of any class of capital or equity interest in the Company (calculated by excluding the value of any capital or other equity interest held by any Controlling Person)
ABS	Asset backed securities
Administration Agreement	The administration agreement between the Company and IAG dated 30 September 2005
Administrator or IAG	International Administration (Guernsey) Limited
Admission	The date upon which the Offer Shares, or the date upon which the Investment Shares, are admitted to listing on Eurolist by Euronext Amsterdam and to trading on Euronext Amsterdam's market for listed securities, as the context so requires
Articles or Articles of Association	The articles of association of the Company in force from time to time
Bastion Portfolio	The 13 properties the Company has acquired or agreed to acquire as referred to in the valuation report of CB Richard Ellis Ltd. contained in Part XIII of this Prospectus
Belfry Portfolio	The 28 properties the Company has acquired or agreed to acquire as referred to in the valuation report of Debenham Tie Leung contained in Part XIII of this Prospectus
Benefit Plan Investor	(i) an employee benefit plan (as defined by Section 3(3) of ERISA), whether or not it is subject to Title I of ERISA; (ii) a plan as described in Section 4975 of the Code, whether or not subject to Section 4975 of the Code; (iii) an entity whose underlying assets include the assets of any plan described in clause (i) or (ii) by reason of the plan's investment in such entity (including but not limited to an insurance company general account); or (iv) an entity that otherwise constitutes a benefit plan investor within the meaning of the Plan Asset Regulation
B Notes	The B Notes are as defined in Part II of this Prospectus "The Company and its Business — European Real Estate Related Loans"
Board of Directors or Directors or Board	The board of directors of the Company
CDO	A collateralised debt obligation which is a debt obligation issued in multiple classes secured by an underlying portfolio of investments
CDO I Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO I plc and the Manager dated 8 June 2004
CDO II Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO II plc and the Manager dated 5 May 2005
CDO III Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO III plc and the Manager dated 28 April 2005
CDO IV Portfolio Management Agreement	The management and advisory agreement between Eurocastle CDO IV plc and the Manager dated 14 July 2005

CMBS	Commercial mortgage backed securities, being interests in or obligations secured by a commercial mortgage loan or a pool of commercial mortgage loans
Code	The U.S. Internal Revenue Code of 1986, as amended
Co-Lead Managers	DKW and Kempen
Company	Eurocastle Investment Limited
Controlling Person	Any person (other than a Benefit Plan Investor) that has discretionary authority or control with respect to the assets of the Company or that provides investment advice for a fee (direct or indirect) with respect to such assets, or any affiliate of such a person
CREST UK	The facilities and procedures for the time being of the relevant system of which CRESTCo has been approved as Operator pursuant to the Uncertificated Securities Regulations 2001
CRESTCo	CRESTCo Limited, the operator of the CREST UK system
Deutsche Bank	Deutsche Bank AG
Deutsche Bank Portfolio	The properties purchased on sale and leaseback by the Company from Deutsche Bank in December 2004 referred to in the valuation report of Cushman & Wakefield, Healy & Baker contained in Part XIII of this Prospectus
Disclosure Rules	The Disclosure Rules made by the Financial Services Authority under section 73A of the Financial Markets and Services Act 2000
DKW	Dresdner Kleinwort Wasserstein Limited
Dresdner	Dresdner Bank AG
Dresdner Acquisition	The acquisition of all of the units in the Fund
Dresdner Due Diligence Information	The information provided to the Company and its advisers in the course of due diligence for the Dresdner Acquisition
Dresdner Portfolio	The portfolio of 303 commercial properties in Germany owned by the Fund
ERISA	U.S. Employee Retirement Income Security Act of 1974, as amended
Euro or €	The currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957) as amended by the Treaty on European Union (signed in Maastricht on 7 February 1992)
Eurocastle CDO I	The issue of notes by Eurocastle CDO I plc pursuant to a trust deed on 8 June 2004
Eurocastle CDO II	The issue of notes by Eurocastle CDO II plc pursuant to a trust deed on 5 May 2005
Eurocastle CDO III	The issue of notes by Eurocastle CDO III plc pursuant to a trust deed on 28 April 2005
Eurocastle CDO IV	The issue of notes by Eurocastle CDO IV plc pursuant to a trust deed on 14 July 2005
Eurocastle Funding	Eurocastle Funding Limited
Eurolist by Euronext Amsterdam	Euronext Amsterdam N.V.'s Eurolist by Euronext
Euronext Amsterdam	Euronext Amsterdam N.V.
Exchange Act	U.S. Securities Exchange Act of 1934, as amended

Financial Services Authority	The Financial Services Authority acting in its capacity as the competent listing authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended
FIP	Fondo Pubblici Immobili, an Italian real estate investment fund
Fitch	Fitch Ratings Ltd.
Fortress Funds	Fortress Investment Fund III L.P., Fortress Investment Fund III (Fund B) L.P., Fortress Investment Fund III (Fund C) L.P., Fortress Investment Fund III (Fund D) L.P., Fortress Investment Fund III (Fund E) L.P., Fortress Investment Fund III (Coinvestment Fund A) L.P., Fortress Investment Fund III (Coinvestment Fund B) L.P., Fortress Investment Fund III (Coinvestment Fund C) L.P. and Fortress Investment Fund III (Coinvestment Fund D) L.P.
Fund	DresdnerGrund-Fonds, a German public open ended real estate fund
Funding Management Agreement	The management agreement between the Company, the Manager and Eurocastle Funding dated 23 June 2004
Funds from Operations or FFO	Funds from operations which represent net income (computed in accordance with International Financial Reporting Standards), plus depreciation and amortisation on real estate property (and excluding accumulated depreciation and amortisation from the computation of gain or loss on sold real estate property), after adjustments for unconsolidated partnerships and joint ventures (calculated to reflect FFO on the same basis)
Goldman Sachs	Goldman Sachs International
Group	The Company and its SPVs and subsidiaries from time to time
Guernsey	Island of Guernsey
Internal Revenue Code	U.S. Internal Revenue Code of 1986, as amended
Investment Advisers Act	U.S. Investment Advisers Act of 1940, as amended
Investment Agreement	The investment agreement dated 24 January 2006 between the Company and the Fortress Funds
Investment Company Act	U.S. Investment Company Act of 1940, as amended
Investment Shares	The Shares to be issued to the Fortress Funds pursuant to the Investment Agreement on the date of closing of the Dresdner Acquisition
Joint Bookrunners	Deutsche Bank, Goldman Sachs and Morgan Stanley & Co. International Limited
Kempen	Kempen & Co. N.V.
Listing Agents	Deutsche Bank, Goldman Sachs and Morgan Stanley & Co. International Limited
Listing Rules	The Listing Rules made by the Financial Services Authority under Section 73A of the Financial Services and Markets Act 2000
London Stock Exchange, or Exchange	London Stock Exchange plc
Management Agreement	The amended and restated management and advisory agreement dated 23 June 2004 between the Company and the Manager
Manager or Fortress	Fortress Investment Group LLC, a limited liability company incorporated in Delaware (with registered number 2854297) under the Delaware Limited Liability Company Act
Memorandum	The memorandum of association of the Company in force from time to time

Moody's	Moody's Investor Services
Morgan Stanley	Morgan Stanley & Co. International Limited
Newcastle	Newcastle Investment Corp.
New Shares	The Offer Shares and the Investment Shares
Offer Shares	The Shares to be issued and offered pursuant to the Offer, including, where the context so requires, the Over-allotment Shares
Offer	The global offer of Offer Shares on the terms and subject to the conditions described in this Prospectus
Offer Price	The price at which each Offer Share is to be issued in connection with the Offer
Over-allotment Option	The over-allotment option set out in the Underwriting Agreement and described in Part VI of this Prospectus
Over-allotment Shares	The Shares that are the subject of the Over-allotment Option
Official List	Official List of the Financial Services Authority
Options	Options granted over Shares of the Company
Paying Agent	ABN AMRO Bank N.V.
PFIC	Passive foreign investment company
Plan	Eurocastle Non-Qualified Share Option Plan
Prospectus	This prospectus dated 30 January 2006
Prospectus Directive	Directive 2003/71 of the European Parliament and of the Council of 4 November 2003 in the prospectus to be published when securities are offered to the public or admitted to trading
Prospectus Rules	The Prospectus Rules made by the Financial Services Authority under section 73A of the Financial Services and Markets Act 2000
Registrar	Anson Registrars Limited
Registrar Agreement	Registrar Agreement between the Company and Anson Registrars Limited dated 24 June 2004
RMBS	Residential mortgage backed securities, being interests in or obligations secured by a pool of residential mortgage loans
S&P	Standard & Poor's Ratings Services, a division of The McGraw-Hill Companies
Securities Act	U.S. Securities Act of 1933, as amended
Shareholders	Holders of Shares
Shares	Shares of no par value in the capital of the Company
Special Purpose Vehicles or SPVs	Special purpose vehicles established by the Company to hold investments and/or issue debt securities in the form of CDOs
Takeovers Directive	Directive 2004/25/EC of the European Parliament and the Council of 21 April 2004 on takeover bids
Target Investments	Investments which meet the investment objectives and guidelines set out in this Prospectus
Truss Portfolio	The 40 properties the Company has acquired or agreed to acquire as referred to in the valuation report by CB Richard Ellis Ltd. contained in Part XIII of this Prospectus
Trustee	ABN AMRO Bank N.V. London Branch

UK Transfer Agent Agreement	UK transfer agent agreement between the Company, Anson Registrars Limited and Capita IRG plc dated 24 June 2004
United States or U.S.	United States of America, its territories and possessions, any State of the United States, and the District of Columbia
Underwriters	The Joint Bookrunners and the Co-Lead Managers
Underwriting Agreement	The underwriting agreement between the Company, the Manager, the Listing Agents, and the Underwriters dated 27 January 2006
U.S. Person	U.S. Person within the meaning of Regulation S under the Securities Act
UK Transfer Agent	Capita IRG plc
VAT	United Kingdom value added tax

DIRECTORS, MANAGER AND ADVISERS

DIRECTORS OF THE COMPANY
Wesley R. Edens
Keith Dorrian
Paolo Giorgio Bassi
whose address is the registered office of the Company

REGISTERED OFFICE OF THE COMPANY
Suite 6, Borough House
Rue du Pré
St Peter Port
Guernsey
Telephone: +44 1481 723450

MANAGER
Fortress Investment Group LLC
1345 Avenue of the Americas
46th Floor
New York, NY 10105

REGISTRAR
Anson Registrars Limited
Anson House
Havilland Street
St Peter Port
Guernsey GY1 2QE

PAYING AGENT
ABN AMRO Bank N.V.
Gustav Mahlerlaan 10,
1082 PP Amsterdam
The Netherlands

ADMINISTRATOR AND SECRETARY OF THE COMPANY
International Administration (Guernsey) Limited
P.O. Box 282
Suite 6, Borough House
Rue du Pré
St Peter Port
Guernsey GY1 3RH

AUDITORS
Ernst & Young LLP
1 More London Place
London SE1 2AF

PRINCIPAL BANKERS
Barclays Private Clients International Limited
Le Marchant House
Le Truchot
St Peter Port
Guernsey GY1 3BE

UNITED KINGDOM TRANSFER AGENT
Capita IRG Plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU

ENGLISH AND DUTCH LEGAL ADVISERS TO COMPANY
Linklaters
One Silk Street
London EC2Y 8HQ

U.S. LEGAL ADVISERS TO COMPANY
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, NY 10281

GUERNSEY LEGAL ADVISERS TO COMPANY
Carey Olsen
PO Box 98
7 New Street
St Peter Port
Guernsey GY1 4BZ

ENGLISH, DUTCH AND U.S. LEGAL ADVISERS TO LISTING AGENTS AND UNDERWRITERS
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1MS

JOINT LEAD MANAGERS, JOINT BOOKRUNNERS AND LISTING AGENTS

Deutsche Bank AG
Winchester House
1 Great Winchester Street
London EC2N 2DB

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

CO-LEAD MANAGERS

Dresdner Kleinwort Wasserstein Limited
20 Fenchurch Street
London EC3P 3DB

Kempen & Co N.V.
Beethovenstraat 300
1077 WZ Amsterdam
The Netherlands